UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

27 August 2024

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

27 August 2024

Results for announcement to the market

Appendix 4E

Name of Company:  BHP Group Limited (ABN 49 004 028 077)

Report for the year ended 30 June 2024

This statement includes the consolidated results of BHP for the year ended 30 June 2024 compared with the year ended 30 June 2023.

The additional information required under ASX Listing Rule 4.3A is included in the attached FY2024 Annual Report.

The results are prepared in accordance with IFRS and are presented in US dollars.

				US$ Million
Revenue	up	3%	to	55,658
Profit after taxation attributable to the members of the BHP Group	down	39%	to	7,897

Net Tangible Asset Backing:

Net tangible assets1 per fully paid share were US$9.35 as at 30 June 2024, compared with US$9.26 as at 30 June 2023.

[1]	Net Tangible Assets includes right of use assets with a carrying value of US$2,708 million as at 30 June 2024.

Dividends per share:

Interim dividend for current period (record date 8 March 2024; payment date 28 March 2024)	US 72 cents fully franked

Interim dividend for previous corresponding period	US 90 cents fully franked

Final dividend for current period (record date 13 September 2024; payment date 3 October 2024)	US 74 cents fully franked

Final dividend for previous corresponding period	US 80 cents fully franked

Dividend Reinvestment Plan

Any eligible shareholder who wishes to participate in the dividend reinvestment plan, or to vary a participation election, should do so before 5:00pm (AEST) 16 September 2024 or, in the case of shareholdings on the South African branch register of BHP Group Limited, in accordance with the instructions of your CSDP or broker. Full terms and conditions of the dividend reinvestment plan and details about how to participate can be found at: bhp.com

BHP Upcoming Key Dates

Tuesday, 3 September 2024	Close of external director nominations
Thursday, 17 October 2024	September Quarterly Operational Review
Monday, 28 October 2024	Close of acceptances of proxies for Annual General Meeting
Wednesday, 30 October 2024	Annual General Meeting

This statement was approved by the Board of Directors.

Stefanie Wilkinson
Group Company Secretary
BHP Group Limited

ANNUAL REPORT 2024 Bringing people and resources together to build a better world

BHP Annual Report 2024 Copper Iron ore Coal Nickel Potash A resource mix for today. Critical for the future. “Our project pipeline and focus on continuous improvement in existing operations leave us well poised for growth across our four commodity pillars of copper, potash, iron ore and steelmaking coal in the decades ahead.” Mike Henry Chief Executive Officer 2024 Annual Reporting Suite Annual Economic Modern Climate Report Contribution Slavery Transition 2024 Report 2024 Statement Action Plan 2024 2024 Operational performance Strategy Risk Governance Climate action Sustainability People and community Financial performance BHP’s Annual Reporting Suite 2024 Cover photo Mt Whaleback, Newman, Western Australia

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 1



Contents

Overview

Our performance highlights	2
Chair's review	4
Chief Executive Officer's review	5

Operating and Financial Review

1	**Why BHP**	**6**
1.1	Where we operate	8
1.2	Our portfolio	10
2	**What differentiates us**	**12**
3	**Positioning for growth**	**14**
	Chief Financial Officer's review	16
4	**Financial review**	**17**
4.1	Group overview	17
4.2	Key performance indicators	17
4.3	Financial results	18
4.4	Debt and sources of liquidity	20
5	**Our assets**	**22**
5.1	Minerals Australia	22
	Western Australia Iron Ore	22
	BHP Mitsubishi Alliance	23
	New South Wales Energy Coal	24
	Western Australia Nickel	24
5.2	Copper South Australia	25
5.3	Minerals Americas	26
	Escondida	26
	Pampa Norte	26
	Jansen potash project	27
	Non-operated minerals joint ventures	27
	Antamina	27
	Resolution Copper	27
	Samarco	28
5.4	Commercial	28
6	**Sustainability**	**29**
6.1	Safety	29
6.2	Our sustainability approach	30
6.3	Sustainability governance	31
6.4	Material sustainability topics for reporting	32
6.5	2030 goals	34
6.6	People	36
6.7	Health	40
6.8	Ethics and business conduct	41
6.9	Climate change	43
6.10	Environment and nature	60
6.11	Community	66
6.12	Indigenous peoples	68
6.13	EY Assurance Report	71
7	**Samarco**	**72**
8	**How we manage risk**	**73**
8.1	Risk factors	74
9	**Performance by commodity**	**83**
9.1	Copper	83
9.2	Iron Ore	84
9.3	Coal	84
9.4	Other assets	85
9.5	Impact of changes to commodity prices	85
10	**Non-IFRS financial information**	**86**
10.1	Definition and calculation of non-IFRS financial information	95
10.2	Definition and calculation of principal factors	96
11	**Other information**	**97**

Governance

Corporate Governance Statement	98
Directors' Report	112
Remuneration Report	115

Financial Statements

Consolidated Financial Statements	132
Notes to the Financial Statements	139

Additional Information

1	Information on mining operations	205
2	Financial information summary	216
3	Financial information by commodity	217
4	Production	219
5	Major projects	221
6	Mineral Resources and Ore Reserves	222
7	People – Performance data	234
8	Legal proceedings	235
9	Shareholder information	238
10	Glossary	245

Company details refer to **OFR 11.1**

Forward-looking statements refer to **OFR 11.2**

2 BHP Annual Report 2024 Our performance highlights Operational Highest copper production Refining our steelmaking in over 15 years coal portfolio Highest production in four years at Successfully completed the sale of Escondida, record production at Spence and Blackwater and Daunia, further focusing our Carrapateena, and successful integration at portfolio on higher-quality steelmaking coal. Copper South Australia. Production record at WAIO Jansen potash project Second consecutive year of record iron tracking to plan ore production at WAIO, through ongoing Jansen Stage 1 more than 50 per cent incremental supply chain improvements. complete. We are on track to be a major global producer of potash by the end of the decade. Social value Decarbonisation Operational greenhouse gas (GHG) emissions (Scopes 1 and 2 emissions) 1% on FY2023 but remain on track to meet our medium-term target by FY20301 Indigenous partnerships Record Indigenous procurement spend US$609m up 83% on FY2023 1. For more information on the calculation of this metric and on our GHG emissions targets and goals refer to OFR 6.9.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 3 Financial Dividend per share Profit from 17 operations .5 146USc US$ bn FY2023 170USc FY2023 US$22.9 bn Underlying earnings per share Total payments 11. to 2 governments 269.5USc US$ bn FY2023 265.0USc FY2023 US$13.8 bn Healthy environment Area under nature-positive management practices2 83k hectares up 3,295 hectares since FY2023 Thriving, communities empowered Total economic contribution³ US$49.2bn We contributed US$41.5 bn to suppliers, community and social investments, employees and governments during the year. This was 84% of our total economic contribution. 2. For more information on this metric and our nature-related goals and targets refer to OFR 6.10. 3. For more information on our total economic contribution, refer to the BHP Economic Contribution Report 2024.

4 **BHP** Annual Report 2024

Chair's review

Dear Shareholders,

I am pleased to provide BHP's Annual Report for FY2024.

Our operational and financial performance was strong in FY2024, and we made solid progress against our social value and sustainability commitments. It is more than four years since we began the strategic transformation of BHP's portfolio towards future-facing commodities and the world has changed markedly in that time. Thank you for the trust you have given us through this period.

Today, BHP has a portfolio of world-class assets focused on products that are critical to the future. A portfolio positioned for growth, yet resilient and able to withstand volatility. A product mix that can continue to deliver financial and social value over the long term.

However, FY2024 was overshadowed by a fatality. We are deeply saddened that Luke O'Brien, a team member working with one of our contracting partners at BHP Mitsubishi Alliance (BMA), was fatally injured in January in a vehicle incident at the Saraji mine in Queensland. Our heartfelt thoughts and condolences go to Luke's family and friends. Safety is our top priority and our commitment to zero fatalities and serious injuries at BHP is unwavering.

Our strategic priorities

During FY2024 I had the pleasure of meeting with our people, Indigenous partners, suppliers and other stakeholders at our global sites and offices. These discussions reinforced that our ongoing commitment to the priorities of safety, culture and capability, capital discipline, the continued development of our world-class portfolio and social value continue to be the right focus areas for BHP.

Safe, inclusive and productive workplaces

Our commitment to safety includes eliminating sexual harassment, racism and bullying in our workplaces. We are determined to eliminate these unequivocally unacceptable behaviours.

We know diverse and inclusive teams are safer and more productive. We achieved a 1.9 percentage point year-on-year increase in female employee participation in FY2024 to 37.1 per cent by year end. We also made progress towards our Indigenous employment targets, including Indigenous employee participation reaching 10.1 per cent in Chile and 11.2 per cent in Canada by year end. We have more work to do, but we are making progress on our commitment to provide a safe and inclusive workplace culture.

Positioned for success

BHP, and mining, have a clear and undeniable role to provide the metals and minerals the world needs for more sustainable development.

The global trends shaping our future are interconnected, unstoppable and bring with them new challenges and opportunities for our sector. A growing and increasingly urbanised population seeking a higher standard of living will require vast amounts of metals and minerals. That demand will only be amplified by the energy transition.

We are continuing to position our portfolio to align with these trends. Iron ore for steel to build cities and renewables infrastructure, steelmaking coal for the blast furnace process for making steel, copper for electrification, nickel for electric vehicle batteries and potash for food security and more sustainable land.

Delivering value

BHP's strong operational performance and disciplined approach to capital allocation has seen the Board determine dividends totaling US$7.4 billion to shareholders for the year. This will take the total amount of cash dividends returned to you since 1 July 2021 to over $US42 billion including the FY2024 final dividend.

We continued to make significant contributions to the communities where we operate through employment, community partnerships, payments to local suppliers, and taxes and royalties paid to governments. Our total global economic contribution was US$49.2 billion in FY2024.

Creating social value is vital to our business and goes hand in hand with long-term sustainable shareholder value. In FY2024, we delivered tangible progress in each of the six pillars of our social framework which are focused on decarbonisation, the environment, Indigenous partnerships, workforce, communities, and supply chains.

Social value is interwoven into our strategic decision-making through our social value framework, which helps us to meet the world's demand for resources more sustainably, with more renewable energy, less fresh water use and less disruption.

> "Today, BHP has a portfolio of world-class assets focused on products that are critical to the future. A portfolio positioned for growth, yet resilient and able to withstand volatility.
>
> A product mix that can continue to deliver financial and social value over the long term."



Our social value highlights in FY2024 included the completion of all our FY2024 Australian Reconciliation Action Plan targets and reforms, US$137 million in voluntary social investment including community and environmental initiatives and continued progress towards reducing our operational greenhouse gas emissions.

Our Climate Transition Action Plan 2024 provides an update on our climate change strategy and our progress and plans in relation to our greenhouse gas emissions goals and targets. Our plan shows we are serious about addressing the impacts of climate change from our business while continuing to provide strong shareholder returns. At the Annual General Meeting this year there will be a 'Say on climate' vote and I recommend you vote in favour of our Climate Transition Action Plan 2024.

Board updates

Our structured Board renewal process continued in FY2024. Ross McEwan joined the Board as a Non-executive Director on 3 April 2024. Ross has significant experience in the financial services industry with deep expertise in capital allocation, risk management and value creation in complex regulatory environments. Don Lindsay also joined the Board as a Non-executive Director on 1 May 2024 and brings over 40 years of global experience in the resources sector and investment banking, including in mining and resource development, financial markets, growth and value creation. In April 2024, Ian Cockerill retired from the Board and in October 2023, Terry Bowen also retired from the Board. We benefited greatly from Ian's and Terry's extensive experience and I would like to thank them for their contribution and commitment to BHP during their time with us.

Outlook

In recent decades, we have seen global economies and supply chains come together and support sustained economic development. Today, we are seeing more turbulence, tension and polarisation in the geopolitical landscape. We expect economic conditions to remain challenging in FY2025 as geopolitical issues continue to create volatility and impact global markets, security and trade.

Despite these challenges, I am optimistic about our future.

We have a world-class portfolio of large, long-life and high-quality assets which stands to benefit from the global changes shaping our world. We have a clear focus on being the best operator in the resources sector, being disciplined in capital management through our Capital Allocation Framework and having a differentiated approach to creating social value. We have a culture that is committed to safety, productivity and continuous improvement and we are working to make our workforce more inclusive and diverse.

I am confident BHP is well positioned to continue to create sustainable long-term value for shareholders and for our partners and stakeholders in the year ahead.

Thank you for your continued support.



Ken MacKenzie
Chair

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 5

Chief Executive Officer's review

"We continued to advance growth options in the commodities the world needs to meet the demands of the energy transition and population growth.

We believe we have the balance sheet, technical and operational capability that will be needed to unlock new supply for the decades to come."



Dear Shareholders,

At BHP, we work to bring people and resources together to build a better world, and we continued to make solid progress on this in FY2024.

The tragic loss of a coworker at Saraji in January in a light vehicle incident underscored why safety must remain our first priority. Following an investigation, we have identified improvement areas for Saraji and BMA and work is underway to implement these. We must eliminate fatalities and serious injuries at our operations.

It was a year of strong overall business performance at BHP. By executing our strategy, we outperformed our competitors in key areas. We achieved an annual production record at Western Australia Iron Ore (WAIO), where we also widened our lead as the world's lowest-cost iron ore producer. We delivered record production at copper assets Spence and Carrapateena, and the highest copper production in four years at Escondida – the world's largest copper mine. This growth helped us achieve an underlying attributable profit of US$13.7 billion. We will distribute dividends totaling 146 US cents per share for the year.

Poised for growth

We continued to advance growth options in the commodities the world needs to meet the demands of the energy transition and population growth. We believe we have the balance sheet, technical and operational capability that will be needed to unlock new supply for the decades to come.

Construction of our Jansen potash project in Canada is ahead of the original schedule and first production is expected in just over two years. We have approved Jansen Stage 2, which will make BHP one of the leading players in the global potash industry by the end of the decade.

We have strengthened our position in copper. The integration of Prominent Hill and Carrapateena with Olympic Dam has delivered greater-than-expected synergies. We are exploring options to grow Copper South Australia's production beyond 500 kilotonnes per annum (ktpa) of copper, with further potential up to 650 ktpa. In July 2024, we increased our early-stage copper options by agreeing to acquire a 50 per cent interest in the Filo del Sol and Josemaria projects with Lundin Mining in Argentina and Chile. If approved, this will give us the opportunity to advance one of the most significant copper discoveries globally in recent decades.

Our project pipeline and focus on continuous improvement in existing operations leave us well poised for growth across our four commodity pillars of copper, potash, iron ore and steelmaking coal in the decades ahead.

Winning strategy

Our actions in FY2024 are consistent with our winning strategy, founded on the three strategic pillars of safety and sustainability, exceptional performance and winning portfolio. In a cyclical industry, the stability of our operations and financial performance reflects the resilience and durability of our business.

The creation of social value is integral to our strategy and the delivery of long-term shareholder value. When we create social value, we build our case as the preferred partner for communities, we gain access to more opportunities, and we attract the best talent.

In the financial year, we increased Indigenous employment globally and boosted supplier spend with Indigenous businesses by 83 per cent to more than US$600 million. This was part of a broader 9 per cent increase to $US3.3 billion in supplier spend by BHP-operated businesses to more than 2,600 small, local and Indigenous businesses. This not only benefits our operations, but provides crucial support for jobs, businesses and families in regional communities surrounding them.

We made further progress on our operational decarbonisation plans and remain on track to meet our operational GHG emissions target of at least a 30 per cent reduction by FY2030 against an FY2020 baseline.

Refining our portfolio

We continue to focus on building a portfolio of world-class assets in attractive commodities in stable jurisdictions.

We refined our steelmaking coal portfolio in Queensland with the sale of the Daunia and Blackwater mines by our joint venture BMA. This strategic shift positions BMA well for the forecasted strong demand for higher-quality steelmaking coal. Following the transaction, around 90 per cent of our steelmaking coals are high-grade products attracting premium pricing.

In July 2024, we made the difficult but necessary decision to transition Western Australia Nickel into a period of temporary suspension. This reflected significant global oversupply of nickel, which we expect will continue until the end of the decade. We have offered redeployment to all frontline workers in other parts of BHP and will continue to support impacted host communities in a range of ways, including through our A$20 million Community Fund. We will continue to invest approximately US$300 million per annum in our Western Australia Nickel facilities to enable a potential re-start if the global nickel market outlook improves. We will review the decision by February 2027.

Our people and culture differentiate us

Our strong performance in FY2024 is a testament to our more than 90,000 employees and contractors who work hard to build a better BHP every day. They are empowered to do so by the BHP Operating System and we continue to build an inclusive and diverse culture with a performance edge.

During the year we refreshed Our Values, which set the tone for our culture. Our Values comprise three simple statements. First and foremost, we must always 'Do what's right' – operating safely and with integrity are non-negotiable. We also need to constantly 'Seek better ways' – listening to others, seeking out new ideas, and improving on today. And finally, we must always strive to 'Make a difference', which applies not only to the company and the team, but also to the individual. Every day we have the opportunity to have a positive impact on performance, those around us, and the world. Our Values help guide everything we do at BHP. They reflect both what we stand for and who we aspire to be.

Innovation and technology

BHP is well placed to capitalise on the opportunities afforded by artificial intelligence (AI) and advanced data analytics given our large-scale, repeatable processes, and vast amounts of data. We are already starting to see benefits. The application of AI at our Escondida processing plants has helped save more than three gigalitres of water – and 118-gigawatt hours of energy – since FY2022. Machine learning has assisted in the discovery of new copper deposits in Australia and the United States.

Through our Xplor and BHP Ventures programs we continue to seek new partnerships and access to game-changing technologies and insight to help drive sustainable growth for the decades ahead.

In great shape

BHP finished FY2024 in an excellent position. We are well placed to benefit from the significant global changes happening around us. We have strategic clarity and exposure to the right commodities. We continue to build on our excellence in operations and discipline in our capital allocation.

We hold resilient, long-term assets with substantial optionality. This allows us to make smart choices about how and where we use our balance sheet to fund growth and generate value.

As we look to FY2025, we will continue to execute our strategy to create value for our shareholders, community partners and stakeholders, now and into the future.

Thank you for your continued support.

Mike Henry
Chief Executive Officer

6 BHP Annual Report 2024 1 Why BHP Exploration and acquisition We seek to add high-quality Tier 1 interests through our exploration activities and early-stage entry and acquisition options. Development and mining Our strategy We strive to achieve the industry’s best performance in safety, operational excellence, project management and We will responsibly manage the allocation of capital. most resilient long-term portfolio of assets, in highly attractive commodities, and will grow value through being excellent at operations, discovering and Process and logistics developing resources, acquiring We process and refine ore and seek to the right assets and options, and safely manage waste. Our objective is to capital allocation. efficiently and sustainably transport our products to customers. Through our differentiated approach to social value, we will be a trusted partner who creates value for all stakeholders. Sales, marketing and procurement We maximise value through our centralised marketing and procurement organisations, commercial expertise, understanding of markets and customer and supplier relationships. Closure and rehabilitation We consider closure and rehabilitation throughout the asset lifecycle to help minimise our impact and optimise post-closure value for all stakeholders and partners.

Contents Overview **Operating and Financial Review** Governance Financial Statements Additional Information 7

The world needs essential metals and minerals to be produced by companies who set and uphold high ESG standards, who run their operations safely and efficiently, and who allocate capital in a consistent and disciplined way. These are the companies that will succeed. This is BHP.

Our capabilities, track record, scale and the unique way we work through the BHP Operating System enable a culture of continuous improvement.

We aim to grow value for our shareholders, partners and stakeholders through our portfolio of large long-life quality assets in attractive commodities and through our focus on social value, which is integral to how we operate.

BHP is positioned to benefit from the changes shaping our planet now and for decades to come as demand for our commodities grows.

Why BHP

Our products are vital

Population growth, urbanisation and improving living standards are global trends that underpin strong demand for the commodities we produce.

Demand for essential commodities is expected to increase as the world seeks to decarbonise.

Iron ore is needed for making steel to build cities and renewables infrastructure. Steelmaking coal is needed for the blast furnace process for making steel. Copper is vital for electrification. Nickel can be used in electric vehicle batteries. Potash can help with food security and more sustainable land use.

Scale is important

As new large low-cost ore bodies become harder to find and develop, the scale and quality of our assets set us apart. We have some of the largest resources and lowest-cost assets in the world.

One of our biggest growth levers is productivity and unlocking more value from our existing assets. We seek to improve productivity through the capabilities of our people and culture of continuous improvement driven through the BHP Operating System, and the use of technology and innovation to extract more from what we do every day and more from our resources.

The scale of our assets provides multiple growth options. We are seeking to produce more iron ore in Western Australia. We are working to improve productivity at our steelmaking coal operations in Queensland. We are advancing multiple growth options in copper in Chile and our recently established copper province in South Australia. We have sanctioned the second stage of our Jansen potash project in Canada, which will eventually double its expected annual production.

For more information refer to **OFR 5**

Social value is embedded in everything we do

We are committed to social value: our positive contribution to society. It is vital for our future and a consideration in the strategic decisions we make.

Social value underpins stable operations, reduces risk and opens doors to opportunities, partnerships, talent and capital. Delivering social value will help us to continue to generate long-term value for all partners and stakeholders, including shareholders.

For more information refer to **OFR 6.2** to **6.5**

We do what we say

BHP has a track record of doing what we say we will do. We continue to plan strategically, responsibly, consistently, with a clear focus on being the best operator, being disciplined in capital allocation and continuing to generate value and returns for stakeholders.

In a cyclical industry, we have delivered an underlying EBITDA profit margin of over 50 per cent for eight-consecutive years. We have generated net operating cash flows of over US$15 billion for all but one of the past 15 years. This stability is our hallmark – achieved through robust capital management and consistent operational performance.

Including the final dividend for FY2024 declared, we will have distributed more than US$42 billion in total in cash dividends to shareholders since 1 July 2021. This includes US$7.4 billion in cash dividends for FY2024.

Our total economic contribution in FY2024 was US$49.2 billion. This includes contributions to suppliers, wages and benefits for more than 90,000 employees and contractors, dividends, taxes and royalties, and voluntary investment in projects in the communities where we operate.

For more information refer to **OFR 4** and the **BHP Economic Contribution Report 2024** available at bhp.com/ECR2024

The future is clear

Key commodities we produce or are positioning to produce are vital for a better world and can help address global challenges, such as climate change and food security.

We are continuing to build an inclusive and diverse workforce of talented people. We have a strong balance sheet and industry-leading operational capability underpinned by the BHP Operating System and our technical Centres of Excellence.

Our track record, long-term stability and commitment to social value and sustainability set us apart.

This combination will help us achieve our aim of growing value more consistently for our partners and stakeholders and drive attractive returns and long-term value for our shareholders.

8 BHP Annual Report 2024

1 Why BHP continued

1.1 Where we operate

Facts at a glance FY2024

Total economic contribution[1] (US$)

Australia	34.7 bn
Chile	9.4 bn
Canada	1.4 bn
Rest of the world	3.7 bn

Global total $49.2 bn

Payments to suppliers[2] (US$)

Australia	14.5 bn
Chile	7.0 bn
Canada	1.3 bn
Rest of the world	2.4 bn

Global total $25.3 bn

No. of employees and contractors[3]

Australia	49,892
Chile	33,213
Canada	2,022
Rest of the world	6,460

Global total 91,587

Total payments to governments[2] (US$)

Australia	9.5 bn
Chile	1.5 bn
Canada	29 m
Rest of the world[4]	256 m

Global total $11.2 bn


London
Tokyo
Shanghai
Gurgaon
Manila
Kuala Lumpur
Singapore
Western Australia Iron Ore
Western Australia Nickel
BHP Mitsubishi Alliance
Brisbane
Perth
NSW Energy Coal
Copper South Australia
Adelaide
Melbourne

Australia	Western Australia Iron Ore[5]	BHP Mitsubishi Alliance[5]	NSW Energy Coal[6]	Copper South Australia[7]	Western Australia Nickel[8]
Production	254.9 Mt	22.3 Mt[9]	15.4 Mt	322.0 kt	81.6 kt
Revenue (US$)	27.8 bn	5.9 bn	1.9 bn	4.1 bn	1.5 bn
Underlying EBITDA (US$)	19.0 bn	1.9 bn	0.5 bn	1.6 bn	(0.3) bn

1. This includes contribution to suppliers, wages and benefits for employees and contractors, dividends, taxes and royalties, and voluntary social investment. For more information refer to the Economic Contribution Report 2024.
2. For more information refer to the Economic Contribution Report 2024.
3. Based on a 'point-in-time' snapshot of employees as at 30 June 2024, including employees on extended absence. Contractor data is collected from internal organisation systems and averaged for a 10-month period, July 2023 to April 2024. Figures reported do not include employees and contractors of BHP Billiton Mitsubishi Alliance Blackwater and Daunia operations, sold to Whitehaven Coal during FY2024, and employees and contractors of the operations in Brazil that were acquired as part of the OZ Minerals acquisition completed during FY2023.
4. Rest of the world includes consolidation adjustments related to intra-group transactions.
5. Shown on a BHP share basis.
6. Includes Newcastle Coal Infrastructure Group (NCIG), which is an equity accounted investment and its financial information presented above, with the exception of net operating assets, reflects BHP Group's share. Total Coal statutory result excludes contribution related to NCIG until future profits exceed accumulated losses.
7. Includes Olympic Dam, Prominent Hill and Carrapateena.
8. Includes Nickel West and West Musgrave project.

Contents Overview **Operating and Financial Review** Governance Financial Statements Additional Information 9

FY2024 production

Copper	1,865 kt
Iron ore	259.7 Mt
Coal	37.7 Mt[10]
Nickel	81.6 kt
Potash[11] (in development – planned capital spend shown)	~US$10.6 bn

BHP principal office locations

Non-operated joint venture


Saskatoon
Jansen Potash
Toronto
Washington
Resolution Copper
Tucson
Quito
Antamina
Lima
Carajás
Samarco
Belo Horizonte
Iquique
Antofagasta
Pampa Norte
Escondida
Santiago

> We continue to deliver value for all our stakeholders. BHP's total direct economic contribution in FY2024 was US$49.2 billion."

Vandita Pant
Chief Financial Officer

Chile	Escondida	Pampa Norte[12]
Production	1125.3 kt	265.6 kt
Revenue (US$)	10.0 bn	2.4 bn
Underlying EBITDA (US$)	5.8 bn	0.9 bn

9. Reflects the contribution of the Blackwater and Daunia mines to 2 April 2024, the date on which BMA's owners completed its divestment.
10. BHP's attributable coal production for the year, being 50 per cent of BMA's steelmaking coal production (22.3 Mt) and 100 per cent of New South Wales Energy Coal production (15.4 Mt).
11. In October 2023, BHP approved US$4.9 billion in capital expenditure for Jansen Stage 2. First potash production from Jansen Stage 1, which has approved capital expenditure of US$5.7 billion, is expected in late CY2026.
12. Includes Spence and Cerro Colorado.

10 BHP Annual Report 2024

1 Why BHP continued

1.2 Our portfolio

A resource mix for today – and for the future

We have copper, which is used in electrification. Iron ore, which is essential for making steel needed for construction, including renewables infrastructure. Our higher-quality steelmaking coal is used in the blast furnace process for making steel. Nickel can be used in electric vehicle batteries. We are on track to be a major global producer of potash by the end of the decade. Potash is used in fertilisers to assist with food security for a growing population and more sustainable land use. Among our by-products, we are a major producer of uranium and gold.

Copper

Highest production in over 15 years

1.86 Mt

↑9% on FY2023

We hold the world's largest copper mineral resources.[1] We are using technical innovation, such as new flotation technology, to help lower energy costs and unlock value. We continue to pursue our strategy to increase our exposure to future-facing commodities, including copper, through exploration, acquisition and early-stage options. Our copper production rose 9 per cent in FY2024 to the highest in more than 15 years.

Escondida in Chile is the world's largest copper mine. It increased production by 7 per cent in FY2024 compared to FY2023, to 1.12 million tonnes (Mt) (100 per cent basis). This was primarily due to a higher concentrator feed grade as mining progressed into areas of higher-grade ore as planned following the implementation of measures to manage geotechnical events in FY2023. Spence in Chile delivered another year of record production, up 6 per cent to 255 kilotonnes (kt). We are exploring a range of growth options across our Chilean copper assets, including a potential new concentrator at Escondida and the application of leaching technologies at Spence and Cerro Colorado.

We have established a significant resource base at Copper South Australia by adding Olympic Dam with Carrapateena and Prominent Hill from our OZ Minerals acquisition in FY2023. The successful integration of the former OZ Minerals assets has delivered increased production and exceeded our annualised synergies planned at the time of the acquisition of OZ Minerals. This has been through actions such as the processing of Prominent Hill and Carrapateena concentrate at Olympic Dam into higher-margin cathode and refined gold, resulting in annual records for cathode and gold production at Olympic Dam. Copper South Australia production was 322 kt in FY2024, including record production at Carrapateena. We're progressing growth options at Copper South Australia, where our aspiration is to grow copper production to beyond 500 kt per year. Given the gold, silver and uranium co-products, this would be equivalent to over 700 kt per annum copper equivalent. We had exploration success in South Australia in FY2024 with OD Deeps, delivering greater than two kilometres in strike and more than one kilometre in depth at over 1 per cent copper grade and an Inferred Mineral Resource declaration at Oak Dam.

In July 2024, we agreed to acquire a 50 per cent interest in the Filo del Sol and Josemaria copper projects in Argentina and Chile with Lundin Mining. If approved, this will give us the opportunity to jointly advance an emerging copper district with world-class potential.

For more information refer to OFR 5.2 and 5.3



Iron ore


5258

Nickel

Temporary suspension announced

81.6 kt

↑2% on FY2023

Nickel West production in FY2024 was in line with the prior year.

On 11 July 2024, we announced Western Australia Nickel, comprising the Nickel West operations and West Musgrave project would be temporarily suspended from October 2024. We intend to review this decision by February 2027.

The decision to temporarily suspend Western Australia Nickel reflects oversupply in the global nickel market. Forward consensus nickel prices over the next half of the decade have fallen sharply reflecting strong growth of alternative low-cost nickel supply.

During the temporary suspension, BHP will continue to support our workforce and local communities. BHP will invest approximately US$300 million per annum following completion of a transition period to support a potential re-start of Western Australia Nickel. The transition period commenced in July 2024. Operations will be suspended in October 2024 and handover activities for temporary suspension are expected to be completed by December 2024.

For more information refer to OFR 5.1

1. Largest copper mineral resources on a contained metal basis, equity share. Peers include: Anglo American, Antofagasta, Codelco, First Quantum Minerals, Freeport, Glencore, Rio Tinto, Southern Copper and Teck. Source peers: Wood Mackenzie Ltd, Q2 2023. Source BHP data: BHP Annual Report 2024.
2. Based on published unit costs of major iron ore producers as reported at 30 June 2024. There may be differences in the manner that third parties calculate or report unit costs data compared to BHP, which means third-party data may not be comparable with our data.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 11

Second consecutive full-year production record

260 Mt

↑ 1% on FY2023



Western Australia Iron Ore (WAIO) is the lowest-cost major iron ore producer globally[2] and has one of the lowest greenhouse gas (GHG) emission production intensities of benchmarked iron ore operations.[3]

WAIO delivered a second-consecutive full-year production record of 287 Mt (255 Mt BHP share), reflecting strong supply chain performance with increased capacity unlocked by the Port Debottlenecking Project 1 and increased production from South Flank, our newest and most technologically advanced mine. These more than offset the impacts of the continued tie-in activity for the Rail Technology Programme 1. South Flank ramped up to full production capacity of 80 million tonnes per annum (Mtpa) (100 per cent basis) on schedule during FY2024.

We continue to invest in improvements in our rail and port operations and are assessing options to grow our WAIO production up to 330 Mtpa if market conditions warrant. These options include optimal mine and infrastructure configurations and potentially increased ore beneficiation. We expect to complete these studies in CY2025.

For more information refer to OFR 5.1

Steelmaking coal

Focusing on higher-quality product

22.3 Mt

↓ 23% on FY2023



We continue to focus our steelmaking coal operations in Queensland on higher-quality product and have one of the lowest GHG emission production intensities of benchmarked export steelmaking coal mines.[3] In a challenging year for BMA, production decreased from the prior year as a result of increased stripping to improve supply chain stability and restore depleted inventory positions, which arose from extended weather impacts and labour constraints over recent years, and the divestment of Blackwater and Daunia on 2 April 2024.

We believe a wholesale shift away from the blast furnace process for steelmaking is decades in the future. We also believe higher-quality steelmaking coals have potential for greater upside for quality premiums. This is because we believe steelmakers will seek to operate their blast furnaces with stronger, higher-performance steelmaking coal to lower overall coal consumption and, over time, to improve blast furnace process performance when implementing future GHG emission reduction technologies.

On 2 April 2024, BHP and its joint venture partner, Mitsubishi Development Pty Ltd, completed the sale of the Blackwater and Daunia mines to Whitehaven Coal for up to US$4.1 billion (100 per cent basis). Following the sale, around 90 per cent of BMA's products will be sold by reference to the Platts PLV HCC FOB Qld index, the highest quality steelmaking coal index, up from 64 per cent prior to the transaction.

For more information refer to OFR 5.1

Potash

Major global producer by the end of the decade

US$10.6 bn

Total approved capital expenditure through Jansen Stage 1 and Jansen Stage 2

We are developing one of the world's largest potash mines in Canada. The Jansen potash project will increase our product diversification, customer base and operating footprint, and expand our business into a future growth market.

The US$5.7 billion Jansen Stage 1 project is ahead of the original schedule and was over 50 per cent complete by the end of FY2024. First production from Jansen Stage 1 is expected in late CY2026, followed by a two-year ramp-up period. In October 2023, we announced an additional investment of US$4.9 billion for Jansen Stage 2, which will increase Jansen's total planned potash production capacity to ~8.5 Mtpa. We have commenced execution of Jansen Stage 2.

Transitioning directly from Jansen Stage 1 to Jansen Stage 2 during the construction period will bring operational benefits, including leveraging the experience of our integrated project team and continued use of our existing suppliers and contractors.

We are on track to be a major global producer of potash by the end of the decade. Longer term, Jansen has the potential for two additional expansions to reach an ultimate production capacity of 16 to 17 Mtpa (subject to studies and approvals).

For more information refer to OFR 5.3



3. For CY2023, the GHG emissions intensity of our production of our commodities is estimated to rank in the first quartile for our iron ore, copper and steelmaking coal mines, and the second quartile for our nickel operations (ahead of all Indonesian-based operations) of global mining operations analysed by CRU. This analysis is based on CY2023 data from CRU (as CRU data is prepared on a calendar year basis), and includes CRU's assumptions and estimates of BHP's operations. We transitioned to using CRU (rather than Skarn Associates) for this analysis in FY2024 as part of an annual vendor assessment and selection process. For more information on how the GHG emission intensity for our iron ore and steelmaking coal mines has been calculated and compared refer to the BHP ESG Standards and Databook 2024 available at bhp.com/climate.

12 BHP Annual Report 2024

2 What differentiates us

BHP's ability to deliver differentiates us from our competitors. We do what we say we will do. This has created stability in our historical performance that has been a hallmark of BHP for more than a decade.

There are many factors that underpin this historic stability, each of which is vital. It's the unique combination of these factors that sets us apart.

Our people

We have more than 90,000 employees and contractors globally. We strive to offer an engaging and supportive workplace, which empowers our people to find safer and more productive ways of working. We do this by providing the tools and opportunities in our working environment to allow our people to perform at their best. Our people are empowered daily in their work by the BHP Operating System.

Our Values

Our Values set the tone for our culture, a unique part of our competitive advantage. They are a declaration of what we stand for. They guide our decision-making, reinforce our culture and ensure all our people are steering in the same direction, delivering on our purpose.

In FY2024, Our Values were refreshed to:

Do what's right
A sustainable future starts with safety and integrity, building trust with those around us

Seek better ways
Listening to learn and inspiring challenge is how we drive progress

Make a difference
The accountability to act, create value and have impact is on each of us, every day

Our Values help our people move quickly and deliberately when we encounter challenges and opportunities.

Health and safety

Fatalities	Total recordable injury frequency rate[1]	High-potential injury frequency rate
1	4.7	↓36%
FY2023: 2	↑5% from CY2023	from FY2023

Workers exposed to our most material occupational exposures of diesel particulate matter (DPM), respirable silica and coal mine dust
↓46% from FY2023

For more information refer to OFR 6.1 and 6.8

Female employee participation

37.1%
at the end of FY2024. ↑1.9 percentage points since the end of FY2023 and on track to meet our aspirational goal of a gender-balanced employee workforce globally by the end of CY2025

Indigenous employee participation[2]

Australia[3]	Chile[4]	Canada[5]
8.3%	10.1%	11.2%
8.6% at 30 June 2023	9.7% at 30 June 2023	7.7% at 30 June 2023

1. Combined employee and contractor frequency per 1 million hours worked.
2. Point in time data at 30 June 2024.
3. Participation in Minerals Australia operations in Australia. FY2023 figure does not include OZ Minerals.
4. Participation in Minerals Americas operations in Chile.
5. Participation in Jansen potash project and operation employees in Canada.

BHP Operating System

The BHP Operating System (BOS) is our unique overarching management system that enables the right culture, routines, behaviours and leadership to deliver stable operating excellence and leading safety performance. It provides us with a competitive edge.

BOS drives continuous improvement through the application of BOS tools and practices. It makes improvement central to everyone's role, allowing people to work on the system, not just in it.

BOS helps us continuously focus on leadership development, capability and engagement, and creates better-planned, more stable work processes.

Aligning around our strategy, operating philosophy and principles for decision-making will make us an even better company – one that focuses on safety, leads the sector, generates strong returns for our shareholders, and meets the expectations of our partners, communities and other stakeholders.

We have deployed BOS across our business.

How BOS works

Three principles underpin BOS and guide how we think and behave at BHP

Serve our customer – **We must know who our customer is and become obsessed with meeting their needs** – delivering exactly what they need, at the right time and at the appropriate levels of quality and cost.

Pursue operating perfection – **Our ambition is 100% safety for our people, 100% value for our customers, 0% wasted expense or effort** – our efforts for improvement never stop.

Empower our people – **Our people know their work and how to improve it** – they need to be given the right conditions to excel.

Exceptional performance

Operating and financial strength

The strength of our portfolio, our operating excellence and financial rigour from our disciplined application of the Capital Allocation Framework (CAF) enables us to deliver strong and consistent returns. We achieved net operating cash flow of US$20.7 billion in FY2024. Our net operating cash flow has been more than US$15 billion for all but one of the past 15 years.

In FY2024, through our CAF, we kept our balance sheet strong, delivered growth and returns for our shareholders, made progress towards our social value and GHG emission reduction objectives and prioritised capital to maintain reliable operations.

Operational excellence

Our strong results in FY2024 were driven by performance and discipline at our operations, which overall performed well. We achieved production guidance across all commodities in FY2024, with steelmaking coal achieving the upper end of its revised production guidance. This included record annual production at WAIO, Spence and Carrapateena, record cathode and gold production at Olympic Dam, and the highest production in four years at Escondida.

Our focus on cost discipline helped us manage inflationary pressures effectively. We experienced a global inflation rate of around 4 per cent, particularly in relation to labour. Our cost discipline allowed us to mitigate these ongoing cost pressures with unit costs around 2.9 per cent higher across our major assets. We met unit cost guidance at Escondida, WAIO and Spence, and revised unit cost guidance at BMA. WAIO extended its lead over competitors as the lowest cost major iron ore producer globally.

For mining companies, cost differentiation is becoming even more pronounced. General inflation and labour are expected to continue to put upwards pressure on costs. The costs of decarbonisation are also expected to be inflationary and will disproportionately impact companies with higher GHG emissions intensity. As such, while the marginal cost of mining production is clearly higher than in the past; in the medium term there are signs it could go higher.

Technology and innovation

The use of technology and our focus on innovation, together with BOS, have helped accelerate continuous improvement – from the introduction of advanced technologies designed to improve safety and increase productivity of our operated assets, to reducing water and energy consumption.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 13

Technology is a key lever for BHP and has been used to:

- support the maintenance of safe, predictable and productive operations
- drive productivity improvements, with an emphasis on automation and real-time, data-driven insights and decision-making
- unlock the next stage of value growth potential, such as by realising greater margins at our existing operations and enabling the discovery of new assets
- improve sustainability outcomes through innovation
- help drive inclusion and diversity, such as remote operations and decision support tools that make roles more accessible to a wider range of people

The advanced use of next generation technologies, such as artificial intelligence (AI) and cloud and data analytics, are supporting quicker and more efficient resource recovery, more safely and more sustainably. They are also helping lift performance through operational improvements.

Examples of how BHP used AI in FY2024 include:

- A digital tool at Escondida used AI to increase revenue by US$18.9 million in FY2024 by enabling drill and blast teams to select a more optimal blasting pattern design. The technology also helps to mitigate coarse ore restrictions at Escondida's semi-autogenous grinding (SAG) mills by improving post-blasting fragmentation. We will use this tool at Spence to assist with stabilising its SAG mill performance and increase its productivity.
- Next generation improvements to the Process Area Set Point Optimisation (PASPO) were rolled out across BMA sites in FY2024 to increase production of on-specification steelmaking coal, increasing revenue by US$15.5 million. For example, the Caval Ridge team identified an opportunity to increase yield by reducing density variation while keeping train product ash on specification.

We upgraded our global technology system 1SAP ERP to S/4HANA in FY2024. The modernisation of this core global platform is critical to our operations, as it is used to:

- pay our people and suppliers
- sell and deliver our products
- better maintain our equipment
- accurately report our financial results to the market
- above all, enable us to operate more safely, efficiently and reliably

Social value

We are committed to social value and sustainability and are making progress in more responsibly providing commodities the world needs to develop and decarbonise. We believe this commitment can help us become a partner of choice with communities, governments, suppliers and our customers. We seek to be a valued partner with the communities where we operate and the Indigenous peoples we interact with.

In FY2024, we continued to refine our approach to social value. We have provided progress on our 2030 goals through our 2030 social value scorecard.

For more information on our 2030 social value scorecard refer to OFR 6.5

Through our commitment to sustainability, we seek to reduce the impact of our operational activities. We have set a long-term goal to achieve net zero operational GHG emissions (Scopes 1 and 2 emissions from our operated assets) by CY2050. We also have a long-term goal of net zero Scope 3 GHG emissions by CY2050. Achievement of this Scope 3 goal is uncertain, particularly given the challenges of a net zero pathway for our customers in steelmaking, and we cannot ensure the outcome alone.

We manage our operational decarbonisation projects across our operated assets through our CAF to help us use our capital effectively.

We are also working with our suppliers and customers to support their efforts to reduce GHG emissions. For example, during FY2024 we signed a framework agreement with Rio Tinto and BlueScope to investigate the development of an ironmaking electric smelting furnace pilot plant using Pilbara iron ores that have been pre-processed into direct reduced iron. This process route could open a pathway to an alternative to the conventional blast furnace method of steelmaking with the potential to reduce GHG emissions intensity by 85 per cent and meet near zero emission steelmaking benchmarks.[1]

For more information on our GHG emission goals and targets refer to OFR 6.9

We have set goals in areas such as environment and water stewardship. To meet the FY2024 short-term milestone for the Healthy environment pillar of our social value scorecard, we have developed a Group-level framework for nature-positive plans to achieve our 2030 Healthy environment goal (BHP Healthy environment goal roadmap).[2] Our 2030 Healthy environment goal is to create nature-positive[3] outcomes by having at least 30 per cent of the land and water we steward[4] at the end of FY2030 under conservation, restoration or regenerative practices.

At 30 June 2024, we had 83,012 hectares or 1.62 per cent[5] of the land and water we steward[4,6] under nature-positive management practices.[7]

For more information refer to OFR 6.5

Financial excellence

We use our Capital Allocation Framework (CAF) to assess the most effective and efficient way to deploy capital. Since the CAF's introduction in FY2016, we have balanced reinvestment in our business with cash returns to shareholders. Our CAF promotes discipline in all capital decisions.


Operating productivity
Capital productivity
Net operating cash flow
Maintenance capital
Strong balance sheet
Minimum 50% payout ratio dividend
Excess cash flow
Debt reduction
Additional dividends
Buy-backs
Organic development
Acquisitions/divestments
Maximise value and returns

1. Based on direct reduced iron electric smelting furnace route (using renewable or other low to zero GHG emissions power). Estimated reduction in GHG emissions intensity is calculated relative to a baseline reference of 2.2 tonnes of CO_2-e per tonne of crude steel, as sourced from IEA Iron and Steel Technology Roadmap (October 2020). For more information refer to our Value chain GHG emissions – Hydrogen reduction and electric smelting of BHP ores case study on page 26 of our Climate Transition Action Plan 2024, available at bhp.com/CTAP2024.
2. The BHP Healthy environment goal roadmap is intended to apply to our operated assets in Australia, Chile and Canada. Due to the acquisition of OZ Minerals and prioritisation of activities based on risks and impacts, Carrapateena, Prominent Hill, West Musgrave and legacy assets are currently out of scope for the roadmap; with the exception of West Musgrave, these assets are planned to be incorporated into the roadmap in FY2025. Incorporation of West Musgrave into the BHP Healthy environment goal roadmap will be reviewed following the decision to temporarily suspend the Western Australia Nickel operations.
3. Nature-positive is defined by the TNFD Glossary version 1.0 as 'A high-level goal and concept describing a future state of nature (e.g. biodiversity, ecosystem services and natural capital), which is greater than the current state'. We understand it includes land and water management practices that halt and reverse nature loss – that is, supporting healthy, functioning ecosystems. BHP intends to review this definition in FY2025, in light of the recently revised TNFD Glossary version 2.0 (June 2024) definition of nature-positive.
4. This excludes areas we hold under greenfield exploration licences (or equivalent tenements), which are outside the area of influence of our existing mine operations. 30 per cent will be calculated based on the areas of land and water that we steward at the end of FY2030.
5. 1.62 per cent is calculated based on the areas of land and water that we stewarded (excluding areas we hold under greenfield exploration licences (or equivalent tenements) and subject to footnote 6) at 30 June 2024 – which was approximately 5,125,935 hectares; an increase of approximately 18,750 hectares compared to approximately 5,107,185 hectares at 30 June 2023. For more information on the restatement of FY023 figures refer to OFR 6.10.
6. While some of the land related to the Daunia and Blackwater mines is pending transfer following BMA's divestment of these mines on 2 April 2024, these areas are no longer under BMA's control or operated for BMA's benefit so have been excluded from the areas of land and water we stewarded at 30 June 2024.
7. Nature-positive management practices refer to an area under stewardship that has a formal management plan that includes conservation, restoration or regenerative practices. For more information refer to the BHP ESG Standards and Databook 2024, available at bhp.com/ESGStandards2024.

14 BHP Annual Report 2024

3 Positioning for growth

With our clear strategy and our laser-like focus on creating and sustaining the right portfolio of the best assets in attractive commodities with enhanced growth optionality, BHP is well placed to capitalise on the changes shaping our world. As the global population grows and urbanises and the world pursues decarbonisation and electrification, we are positioning our portfolio and pursuing multiple growth options to increase our exposure to these megatrends.

Unlocking growth at our assets

One of our biggest near-term growth levers is from improving productivity at our existing assets and unlocking more of their potential.

WAIO was designed with an initial capacity of 240 Mtpa. In FY2024 it produced a record 287 Mt (100 per cent basis). We are implementing initiatives to grow WAIO production to more than 305 Mtpa over the medium term. This is expected to be through South Flank, which reached full production capacity in FY2024, the continued debottlenecking of our port and rail systems, the rollout of autonomous haulage trucks, and ongoing productivity enhancements. We are studying options to further grow annual production up to 330 Mt over the medium to long term, with these studies expected to be completed in CY2025.

Escondida has significant resource potential and we are progressing a range of studies, including potentially replacing the original Los Colorados concentrator. We are also looking at different leaching technologies that could help us extract more copper while potentially using less energy and water, reduce or eliminate the need for tailings dams, and enable production of cathode-finished product that does not require smelting.

Growing our position in potash

Potash is a fertiliser and enables more efficient and sustainable farming. With the world's population continuing to grow and rising concerns around food security and land use, potash is a future-facing commodity that presents opportunities for growth.

At the end of FY2024, Jansen Stage 1 was tracking ahead of the original schedule and more than 50 per cent complete. Production is expected to commence in late CY2026, followed by a two-year ramp-up period. When Jansen Stage 1 reaches full production, planned production will be approximately 4.15 Mtpa.

During FY2024, BHP approved Jansen Stage 2, which will double planned production to around 8.5 Mtpa at full capacity. Jansen Stage 2 is an important milestone that underscores our confidence in potash and marks the next phase of BHP's growth in Canada. We believe Jansen will deliver long-term value for shareholders and the local community, and will position BHP as one of the leaders in the global potash industry. We have commenced execution of Jansen Stage 2, with first production expected in FY2029.

Copper South Australia: Consolidating a significant resource base

We have established a significant resource base at Copper South Australia by combining OZ Minerals' two South Australian mines, Prominent Hill and Carrapateena, with Olympic Dam and the Oak Dam deposit.

With Copper South Australia, we are focused on developing an asset with greater scale and simplicity. Copper South Australia produced 322 kt of copper in FY2024 and we are pursuing potential pathways to expand this to more than 500 kilotonnes per annum (ktpa) through increases in mine production rates and improved mining methods, the expansion of smelting and refining capacity, the application of BOS, the development of exploration assets and greater by-product production.

Exploration efforts progressed at the Oak Dam copper deposit located 65 kilometres southeast of Olympic Dam and at OD Deeps, which is below Olympic Dam. The Copper South Australia province is expected to produce copper, gold and uranium oxide for decades to come.

For more information refer to OFR 5.2

Creating and accelerating longer-term options

BHP Ventures

BHP Ventures is our dedicated venture capital unit. It looks for game-changing technologies via emerging companies to help drive ongoing and more sustainable growth within BHP and provides us with a portfolio of new growth options for the decades ahead.

BHP Ventures complements the innovation already underway within BHP by forging new partnerships and creating fresh opportunities to strengthen our portfolio and support the decarbonisation of our operated assets and decarbonisation opportunities in our value chain.

For our partners, BHP Ventures provides an opportunity to collaborate with us.

New investments in FY2024 included SiTration, which is developing a silicon membrane-based technology for metal extraction, and ZwitterCo, which is developing membrane solutions for the treatment of water. BHP continued to support existing portfolio companies Boston Metal and Electra through technical knowledge exchanges and the supply of iron ores for testing in relation to technologies that have potential to contribute to our Scope 3 emissions medium-term goal for steelmaking and our long-term net zero goal. BHP also continued to test early-stage leaching technologies from Jetti Resources and Ceibo as part of broader copper leaching studies.

Think & Act Differently

Think & Act Differently is BHP's internal team set up to find and accelerate the best mining technology solutions to support our ambitions to deliver commodities the world needs in new ways. It is focused on opening new and accelerated pathways to market through partnerships, rapid experimentation and systems thinking. It aims to de-risk a portfolio of over 100 initiatives, from small scale experiments to on-site demonstrations.

We are seeking to advance technologies that can unlock resource growth, particularly relating to copper, and build capability across the mining value chain to find new ways to understand ore bodies and responsibly extract and process resources. Current areas of work include leaching, ore body knowledge and accelerated minerals recovery.

BHP Exploration

During FY2024, we advanced our global programs focusing on early-stage exploration opportunities in Australia, Canada, Chile, Peru, Sweden, Serbia and the United States. This effort involved concept evaluation work through prospect testing.

We fully integrated the OZ Minerals exploration portfolio, significantly expanding our land holdings and enabling us to develop an important province in South Australia with significant copper potential.

In Canada, we continued our partnership with Midland Exploration Inc. through our prospect generation exploration alliance.

In the United States, we entered an alliance with Ivanhoe Electric Inc., with BHP to provide initial funding of US$15 million over three years to explore for copper and other critical minerals across areas of interest in Arizona, New Mexico and Utah.

In Australia, we commenced a partnership with Red Ox Copper Pty Ltd, exploring for copper in Northern Queensland.

In Europe, we acquired Ragnar Metals Sweden AB for A$9.8 million, gaining ownership of the Tullsta nickel project. Similarly, we entered into early-stage exploration alliances with Kingsrose Mining Ltd across areas of interest in Finland and Norway, and with Tutume Metals in Botswana.

Also in FY2024, we withdrew from the Elliott Farm-in and joint venture agreement with Encounter Resources Limited in Australia.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 15

Growth through exploration, focused on copper and nickel

BHP Xplor

BHP Xplor, launched in FY2023, is a global accelerator program designed to support early-stage mineral exploration companies in finding critical resources needed for the energy transition. Its aim is to identify and nurture the next generation of explorers, empowering them to fast track their geologic concepts for potential long-term partnership. The program supports technical, business and operational facets to equip participant companies with the necessary tools and guidance to become investment ready.

To date, agreements have been concluded with three companies from the inaugural FY2023 cohort for follow-on investment, due to their region of interest, potential technical opportunity, team capability and strategic alignment. In FY2024, six companies were chosen from a pool of over 500 applications to take part in this year's program. These companies were East Star Resources Plc, Hamelin Gold Ltd, Pallas Resources Ltd, Longreach Mineral Exploration Pty Ltd, Equivest Metals Oy and Cobre Ltd. They have concluded their six-month program and follow-on investment discussions have started. Applications for the FY2025 Xplor program opened in August 2024.

BHP exploration regions



Sweden, Norway and Finland
London
Serbia
Canada
Saskatoon
Toronto
United States
Tucson
Tanzania
Botswana
Ecuador
Peru
Lima
Chile
Santiago
Australia
Perth
Adelaide
Copper exploration regions
Exploration regional office
Nickel exploration regions

Exploration expenditure

Our resource assessment exploration expenditure increased by 31 per cent in FY2024 to US$333 million, while our greenfield expenditure increased by 31 per cent to US$124 million. Expenditure on resources assessment and greenfield exploration over the last three financial years is set out below.

Year ended 30 June	2024 US$M	2023 US$M	2022 US$M
Greenfield exploration	124	95	77
Resources assessment	333	255	179
Total metals exploration and assessment	457	350	256

Exploration expense

Exploration expense represents that portion of exploration expenditure that is not capitalised in accordance with our accounting policies, as set out in Financial Statements note 11 'Property, plant and equipment'.

Exploration expense for each segment over the last three financial years is set out below.

Year ended 30 June	2024 US$M	2023 US$M	2022 US$M
Exploration expense			
Copper	213	145	85
Iron Ore	41	52	54
Coal	3	6	6
Group and unallocated items[1,2]	152	91	54
Total Group	409	294	199

1. Group and unallocated items includes functions, other unallocated operations including Potash, Western Australia Nickel (which comprises the Nickel West operations and, following the OZ Minerals Ltd (OZL) acquisition on 2 May 2023, the West Musgrave project), legacy assets and consolidation adjustments.
2. Includes US$10 million of exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) (FY2023: US$ nil; FY2022: US$ nil).

16 BHP Annual Report 2024

Chief Financial Officer's review

Dear Shareholders,

I am pleased to report on BHP's FY2024 financial results.

Firstly, I want to say that it is a privilege and an honour to have been appointed your Chief Financial Officer in March, and to continue the great work of my predecessor David Lamont. Having been with BHP for more than eight years, as Chief Commercial Officer and before that as Group Treasurer and Head of Europe, it's unquestionably clear to me that our incredible assets, winning strategy, Capital Allocation Framework (CAF) and superior operational capability truly set BHP apart from its competitors.

BHP delivered another strong set of results in FY2024, enabled by the continued disciplined execution of our strategy. Our underlying attributable profit was 2 per cent higher at US$13.7 billion due to solid operational performance and higher commodity prices in key commodities. Underlying EBITDA increased by 4 per cent to US$29 billion and underlying EBITDA margin remained at 54 per cent, the eighth consecutive year we have achieved a margin greater than 50 per cent – significantly ahead of our nearest competitors. Our return on capital employed, at 27 per cent, was also very strong.

We performed well in areas within our control. Production volumes were in line with last year, and our operational excellence, productivity initiatives and cost discipline allowed us to mitigate the effects of inflation. While we experienced a global inflation rate of 4 per cent, predominantly driven by higher labour costs, unit costs across our major assets increased less than 3 per cent, and we met our original unit cost guidance for all assets except BMA.

This year we generated more than US$20 billion of net operating cash flows which allowed us to reduce net debt to US$9.1 billion, invest in our business and maintain healthy returns to shareholders. We have consistently delivered a high baseline of cash flow, having generated net operating cash flows above US$15 billion for all but one of the past 15 years. We've achieved this due to the quality of our portfolio and our focus on operational excellence and cost discipline – despite market and operating conditions varying greatly over these years. This stability is a hallmark of BHP.

We invested US$9.3 billion in line with our CAF. This included US$5.9 billion in organic development, of which ~US$2.7 billion was on copper projects and ~US$1.1 billion at Jansen, together with ~US$0.5 billion of exploration spend primarily at Copper South Australia; and US$3.0 billion of maintenance and decarbonisation expenditure.

In copper, we delivered a second consecutive year of 9 per cent production growth, and expect to deliver a further 4 per cent increase in FY2025. During the year we narrowed 20 project studies across Chile to four main pathways across existing and new facilities. At Spence, concentrator plant modifications were completed and are delivering expected improvements in throughput and recovery. In Copper South Australia, the successful integration of Prominent Hill and Carrapateena has resulted in us exceeding the annualised synergies planned for FY2024 at the time of the OZ Minerals acquisition, and we are executing a number of exciting growth and exploration projects.

Our total economic contribution

US$49.2bn

FY2023: US$54.2bn

Total payments to governments

US$11.2bn

FY2023: US$13.8bn

Shareholder dividends per share

146USc

FY2023: 170USc

Underlying return on capital employed

27.2%

FY2023: 28.8%

> "Having been with BHP for more than eight years, as Chief Commercial Officer and before that as Group Treasurer and Head of Europe, it's unquestionably clear to me that our incredible assets, winning strategy, Capital Allocation Framework (CAF) and superior operational capability truly set BHP apart from its competitors."



In iron ore, we delivered record volumes. WAIO has been the lowest cost iron ore producer globally for over four years now and this year further extended its lead. This exceptional cost performance allows the business to generate strong cash flows. We invested US$1.2 billion sustaining capital to support our medium-term goal of producing >305 Mtpa, and we are assessing options to grow production up to 330 Mtpa if market conditions warrant.

In potash, we approved an investment of US$4.9 billion for Jansen Stage 2, which when combined with Jansen Stage 1, will increase our total planned potash production capacity to ~8.5 Mtpa, representing ~10 per cent of the estimated market when fully ramped up. Jansen Stage 1 is progressing well, and is over 50 per cent complete.

During the year we recognised a US$2.7 billion impairment of our Western Australia Nickel operations and a US$3.8 billion charge related to the Samarco dam failure. These exceptional items were partially offset by a US$0.7 bn (post-tax) gain on disposal of the Blackwater and Daunia mines.

Ensuring shareholders continue to benefit from our consistent and reliable performance, we've announced a final dividend of 74 US cents per share. Together with the shareholder dividend for the first half of 72 US cents per share, the total cash dividend to shareholders for FY2024 will be US$7.4 billion, which represents a 54 per cent payout ratio.

Looking forward, we expect to increase our capital and exploration expenditure as we unlock productivity, decarbonise our assets, and deliver growth in future-facing commodities. We expect to spend around US$10 billion on capital and exploration in FY2025. The majority of this will be directed to improvement and growth, as we progress Jansen, our Chilean and South Australia copper assets and growth in the Pilbara.

We have a disciplined approach to capital allocation, which ensures we invest for value. Our resilient balance sheet and the financial discipline embedded through our CAF, provide us the financial strength and the flexibility to fund our growth and deliver healthy returns to shareholders.

We continue to deliver value for all our stakeholders. BHP's total direct economic contribution in FY2024 was US$49.2 billion. This includes payments to suppliers, wages and benefits for more than 90,000 employees and contractors, dividends, taxes, royalties and voluntary investment in social projects across the communities where we operate.

In FY2024, our tax, royalty and other payments to governments totaled US$11.2 billion. During the last decade, we paid US$95.1 billion globally in taxes, royalties and other payments, including approximately A$107.1 billion in Australia. Our global adjusted effective tax rate in FY2024 was 32.5 per cent. Once royalties are included, our FY2024 rate increases to 41.7 per cent.

We are proud of our financial and operational performance and the value we have continued to generate for our shareholders, partners and other stakeholders.

Thank you for your continued support.

Vandita Pant
Chief Financial Officer

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 17

4 Financial review

4.1 Group overview

We prepare our Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. We publish our Consolidated Financial Statements in US dollars. All Consolidated Income Statement, Consolidated Balance Sheet and Consolidated Cash Flow Statement information below has been derived from audited Consolidated Financial Statements.

For more information refer to **Financial Statements**

We use various non-IFRS financial information to reflect our underlying performance. Non-IFRS financial information is not defined or specified under the requirements of IFRS, however is derived from the Group's Consolidated Financial Statements prepared in accordance with IFRS. Non-IFRS financial information is consistent with how management reviews financial performance of the Group with the Board and the investment community. OFR 10 'Non-IFRS financial information' includes our non-IFRS financial information and OFR 10.1 'Definition and calculation of non-IFRS financial information' outlines why we believe non-IFRS financial information is useful and the relevant calculation methodology. We believe non-IFRS financial information provides useful information, however it should not be considered as an indication of, or as a substitute for, statutory measures as an indicator of actual operating performance (such as profit or net operating cash flow) or any other measure of financial performance or position presented in accordance with IFRS, or as a measure of a company's profitability, liquidity or financial position.

4.2 Key performance indicators

Our key performance indicators (KPIs) enable us to measure our development and financial performance. These KPIs are used to assess performance of our people throughout the Group.

For information on our approach to performance and reward refer to **Remuneration Report**

For information on our overall approach to executive remuneration, including remuneration policies and remuneration outcomes refer to **Remuneration Report**

Following BHP's sale of the Onshore US assets in FY2019 and subsequently the merger of our Petroleum business with Woodside in FY2022, the contribution of these assets to the Group's results is presented as Discontinued operations. Footnotes to tables and infographics indicate whether data presented in OFR 4.2 is inclusive or exclusive of Petroleum assets. Details of the contribution of the Petroleum assets to the Group's results are disclosed in Financial Statements note 28 'Discontinued operations'.

Summary of financial measures

Year ended 30 June US$M	2024	2023
Consolidated Income Statement (Financial Statements 1.1)		
Revenue	55,658	53,817
Profit/(loss) after taxation from Continuing operations	9,601	14,324
Profit/(loss) after taxation from Continuing and Discontinued operations attributable to BHP shareholders	7,897	12,921
Dividends per ordinary share – paid during the period (US cents)	152.0	265.0
Dividends per ordinary share – determined in respect of the period (US cents)	146.0	170.0
Basic earnings/(loss) per ordinary share (US cents)	155.8	255.2
Consolidated Balance Sheet (Financial Statements 1.3)		
Total assets	102,362	101,296
Net assets	49,120	48,530
Consolidated Cash Flow Statement (Financial Statements 1.4)		
Net operating cash flows	20,665	18,701
Capital and exploration and evaluation expenditure	9,273	7,083
Other financial information (OFR 10)		
Net debt	9,120	11,166
Underlying attributable profit	13,660	13,420
Underlying EBITDA	29,016	27,956
Underlying basic earnings per share (US cents)	269.5	265.0
Underlying return on capital employed (per cent)	27.2	28.8

Underlying attributable profit[1,3]
US$ billion


25
20
15
10
5
0
9.1
17.1
23.8
13.4
13.7
FY2020 FY2021 FY2022 FY2023 FY2024

Underlying EBITDA[2,3]
US$ billion


50
40
30
20
10
0
19.9
35.1
40.6
28.0
29.0
FY2020 FY2021 FY2022 FY2023 FY2024

Net operating cash flows[1]
US$ billion


35
28
21
14
7
0
15.7
27.2
32.2
18.7
20.7
FY2020 FY2021 FY2022 FY2023 FY2024

Underlying return on capital employed[1,3]
Per cent


50
40
30
20
10
0
16.9
32.5
48.7
28.8
27.2
FY2020 FY2021 FY2022 FY2023 FY2024

1. Includes data for Continuing and Discontinued operations for the financial years being reported.
2. Excludes data from Discontinued operations for the financial years being reported.
3. For more information on non-IFRS financial information refer to OFR 10.

18 BHP Annual Report 2024

4 Financial review continued

Reconciling our financial results to our key performance indicators

	Profit		Earnings		Cash		Returns	
Measure	**Profit after taxation from Continuing and Discontinued operations**	**US$M** 9,601	**Profit after taxation from Continuing and Discontinued operations**	**US$M** 9,601	**Net operating cash flows from Continuing operations**	**US$M** 20,665	**Profit after taxation from Continuing and Discontinued operations**	**US$M** 9,601
Made up of	Profit after taxation		Profit after taxation		Cash generated by the Group's consolidated operations, after dividends received, interest, proceeds and settlements of cash management related instruments, taxation and royalty-related taxation. It excludes cash flows relating to investing and financing activities.		Profit after taxation	
Adjusted for	Exceptional items before taxation	6,600	Exceptional items before taxation	6,600			Exceptional items after taxation	5,763
	Tax effect of exceptional items	(837)	Tax effect of exceptional items	(837)			Net finance costs excluding exceptional items	983
	Exceptional items after tax attributable to non-controlling interests	–	Depreciation and amortisation excluding exceptional items	5,295			Income tax expense on net finance costs	(303)
	Exceptional items attributable to BHP shareholders	5,763	Impairments of property, plant and equipment, financial assets and intangibles excluding exceptional items	90			Profit after taxation excluding net finance costs and exceptional items	16,044
	Profit after taxation attributable to non-controlling interests	(1,704)	Net finance costs excluding exceptional items	983			Net Assets at the beginning of period	48,530
			Taxation expense excluding exceptional items	7,284			Net Debt at the beginning of period	11,166
							Capital employed at the beginning of period	59,696
							Net Assets at the end of period	49,120
							Net Debt at the end of period	9,120
							Capital employed at the end of period	58,240
							Average capital employed	58,968
To reach our KPIs	**Underlying attributable profit**	**13,660**	**Underlying EBITDA**	**29,016**	**Net operating cash flows**	**20,665**	**Underlying return on capital employed**	**27.2%**
Why do we use it?	Underlying attributable profit allows the comparability of underlying financial performance by excluding the impacts of exceptional items.		Underlying EBITDA is used to help assess current operational profitability excluding the impacts of sunk costs (i.e. depreciation from initial investment). It is a measure that management uses internally to assess the performance of the Group's segments and make decisions on the allocation of resources.		Net operating cash flows provide insights into how we are managing costs and increasing productivity across BHP.		Underlying return on capital employed is an indicator of the Group's capital efficiency. It is provided on an underlying basis to allow comparability of underlying financial performance by excluding the impacts of exceptional items.	

4.3 Financial results

The following table provides more information on the revenue and expenses of the Group in FY2024.

Year ended 30 June	2024 US$M	2023 US$M	2022 US$M
Continuing operations			
Revenue[1]	55,658	53,817	65,098
Other income	1,285	394	1,398
Expenses excluding net finance costs	(36,750)	(31,873)	(32,371)
(Loss)/profit from equity accounted investments, related impairments and expenses	(2,656)	594	(19)
Profit from operations	**17,537**	22,932	34,106
Net finance costs	(1,489)	(1,531)	(969)
Total taxation expense	(6,447)	(7,077)	(10,737)
Profit after taxation from Continuing operations	**9,601**	14,324	22,400
Discontinued operations			
Profit/(loss) after taxation from Discontinued operations	–	–	10,655
Profit after taxation from Continuing and Discontinued operations	**9,601**	14,324	33,055
Attributable to non-controlling interests	1,704	1,403	2,155
Attributable to BHP shareholders	7,897	12,921	30,900

1. Includes the sale of third-party products.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 19

Profit after taxation attributable to BHP shareholders decreased from US$12.9 billion in FY2023 to US$7.9 billion in FY2024. Attributable profit of US$7.9 billion includes an exceptional loss of US$5.8 billion (after tax), compared to an Attributable profit of US$12.9 billion, including an exceptional loss of US$0.5 billion (after tax) in the prior period. The FY2024 exceptional loss includes a US$2.7 billion non-cash (after tax) impairment at Western Australia Nickel (WAN) due to oversupply in the global nickel market that has seen a sharp decline in forward nickel prices in the short to medium term, escalation in capital costs, and changes to development plans including the Group's decision, announced on 11 July 2024, to temporarily suspend Nickel West operations and the West Musgrave project at WAN. The FY2024 exceptional loss also includes US$3.8 billion (after tax) relating to Samarco dam failure impacts, partially offset by the gain on divestment of Blackwater and Daunia coal assets of US$0.7 billion (after tax).

For more information on Exceptional items refer to **Financial Statements note 3 'Exceptional items'**

Revenue of US$55.7 billion increased by US$1.8 billion, or 3 per cent from FY2023. This increase was mainly due to higher average realised prices for iron ore and copper combined with higher sales volumes, partially offset by lower average realised prices for thermal coal and nickel.

Higher sales volumes were achieved at WAIO supported by record production reflecting strong supply chain performance, at Copper SA from the successful integration of OZ Minerals (OZL) following the acquisition in FY2023, at Escondida due to higher concentrator feed grade and at New South Wales Energy Coal (NSWEC) from improved weather and labour availability. These were partially offset by lower sales volumes at BMA as a result of increased stripping to improve supply chain stability and restore depleted inventory positions which arose from extended weather impacts and labour constraints over recent years, and the divestment of Blackwater and Daunia on 2 April 2024.

For information on our average realised prices and production of our commodities refer to **OFR 9**

Other income of US$1.3 billion increased by US$0.9 billion, or 226 per cent from FY2023 primarily due to the divestment of Blackwater and Daunia.

Total expenses excluding net finance costs of US$36.8 billion increased by US$4.9 billion, or 15 per cent from FY2023. This primarily reflected a higher impairment expense of US$3.8 billion of WAN due to the deterioration in the short and medium-term outlook for nickel. Higher external contractor services expenses of US$1.0 billion was mainly due to the full-year contribution of Prominent Hill and Carrapateena since their acquisition in FY2023, impacts of inflation across the Group, additional tailings work at Spence, higher maintenance at Escondida and higher stripping and contractor costs in line with higher volumes at NSWEC.

Loss from equity accounted investments, related impairments and expenses of US$2.7 billion increased by US$3.3 billion from a profit of US$0.6 billion in FY2023 predominantly reflects the change in the assessment of the estimated costs to resolve all aspects of the Federal Public Prosecution Office Claim and the Framework Agreement obligations.

For more information on the total impact of the Samarco dam failure provision and impairment charges connected with equity accounted investments refer to **Financial Statements note 3 'Exceptional items'** and **Financial Statements note 13 'Impairment of non-current assets'** respectively

Net finance costs of US$1.5 billion were in line with FY2023 primarily driven by higher market interest rates, offset by a reduction in closure and rehabilitation provision discounting due to lower global inflation rates and higher capitalised interest mainly at Potash.

For more information on net finance costs refer to **Financial Statements note 23 'Net finance costs'**

Total taxation expense of US$6.4 billion decreased by US$0.6 billion, or 9 per cent from FY2023 primarily due to a tax benefit of US$1.1 billion in relation to the impairment of WAN partially offset by higher tax in line with higher profits from higher average realised prices.

For more information on income tax expense refer to **Financial Statements note 6 'Income tax expense'**

Principal factors that affect Underlying EBITDA

The following table and commentary describe the impact of the principal factors[1] that affected Underlying EBITDA for FY2024 compared with FY2023.

	US$M	
Year ended 30 June 2023	**27,956**	
Net price impact:		
Change in sales prices	1,476	Higher average realised prices for iron ore and copper partially offset by lower average realised prices for thermal coal and nickel.
Price-linked costs	108	Lower coal and nickel royalties largely offset by higher iron ore royalties in line with price movements.
	1,584	
Change in volumes	10	Higher sales volumes were achieved at WAIO supported by record production reflecting strong supply chain performance including record production at South Flank following ramp up to full capacity in FY2024, at Escondida due to higher concentrator feed grade and at NSWEC from improved weather and labour availability. These were offset by lower sales volumes at BMA as a result of increased stripping to improve supply chain stability and restore depleted inventory positions, which arose from extended weather impacts and labour constraints over recent years.
Change in controllable cash costs		
Operating cash costs	(655)	Higher costs at WAIO primarily as we ramped up South Flank and increased production, at NSWEC from higher stripping and contractor costs to support higher production, at Escondida reflecting higher maintenance and at WAN due to increased third-party ore purchases following delivery issues in FY2023.
Exploration and business development	(118)	Higher exploration spend for drilling activities at Oak Dam at Copper SA.
	(773)	
Change in other costs:		
Exchange rates	253	Impact of movements in the Australian dollar and Chilean peso against the US dollar.
Inflation	(686)	Impact of inflation on the Group's cost base.
Fuel, energy, and consumable price movements	487	Predominantly lower diesel and acid prices.
Non-cash	(301)	
One-off items	316	Primarily non recurrence of FY2023 review of employee allowances and entitlements, and OZL acquisition costs.
	69	
Ceased and sold operations	(510)	Lower contribution from the Blackwater and Daunia mines related to divestment in April 2024.
New and acquired operations	528	At Copper SA from the successful integration of OZL following the acquisition in FY2023.
Other items	152	Includes increased profit from Antamina driven by higher average copper realised prices and VAT refund received in relation to previously divested Petroleum operations.
Year ended 30 June 2024	**29,016**	

1. For information on the method of calculation of the principal factors that affect Underlying EBITDA refer to OFR 10.2.

20 BHP Annual Report 2024

4 Financial review continued

Cash flow

The following table provides a summary of the Consolidated Cash Flow Statement contained in Financial Statements 1.4, excluding the impact of foreign currency exchange rate changes on cash and cash equivalents.

Year ended 30 June	2024 US$M	2023 US$M	2022 US$M
Net operating cash flows from Continuing operations	20,665	18,701	29,285
Net operating cash flows from Discontinued operations	–	–	2,889
Net operating cash flows	20,665	18,701	32,174
Net investing cash flows from Continuing operations	(8,762)	(13,065)	(4,973)
Net investing cash flows from Discontinued operations	–	–	(904)
Net cash completion payment on merger of Petroleum with Woodside	–	–	(683)
Cash and cash equivalents disposed on merger of Petroleum with Woodside	–	–	(399)
Net investing cash flows	(8,762)	(13,065)	(6,959)
Net financing cash flows from Continuing operations	(11,669)	(10,315)	(22,734)
Net financing cash flows from Discontinued operations	–	–	(33)
Net financing cash flows	(11,669)	(10,315)	(22,767)
Net increase/(decrease) in cash and cash equivalents	234	(4,679)	2,448
Net increase/(decrease) in cash and cash equivalents from Continuing operations	234	(4,679)	1,578
Net increase in cash and cash equivalents from Discontinued operations	–	–	1,952
Net cash completion payment on merger of Petroleum with Woodside	–	–	(683)
Cash and cash equivalents disposed on merger of Petroleum with Woodside	–	–	(399)

Net operating cash inflows from Continuing operations of US$20.7 billion increased by US$2.0 billion. This is primarily due to lower tax and royalty related taxation finalisation payments in FY2024 relating to FY2023 profits, compared to payments in FY2023 relating to FY2022 profits.

Net investing cash outflows from Continuing operations of US$8.8 billion decreased by US$4.3 billion. This decrease primarily reflects the non-recurrence of the US$5.9 billion acquisition of OZL completed in FY2023 in conjunction with the proceeds received in FY2024 related to the divestment of BHP's interest in Blackwater and Daunia coal operations to Whitehaven Coal of US$1.1 billion, partially offset by higher capital expenditure of US$2.1 billion including for Jansen and West Musgrave.

For more information on exceptional items relating to the divestment of Blackwater and Daunia and a breakdown of capital and exploration expenditure on a commodity basis refer to **Financial Statements note 3 'Exceptional items'** and **OFR 9** respectively

Net financing cash outflows from Continuing operations of US$11.7 billion increased by US$1.4 billion. This increase reflects a net movement in repayments/proceeds of interest bearing liabilities of US$7.1 billion mainly due to the repayment of the OZL acquisition facility in FY2024 (US$5.0 billion) and higher other bond issuances compared to FY2023. These were partially offset by lower dividends paid to BHP shareholders of US$5.6 billion.

For more information refer to **Financial Statements note 21 'Net debt'**

Underlying return on capital employed (ROCE) of 27.2 per cent decreased by 1.6 percentage points (FY2023: 19.9 percentage point decrease) reflecting an increase in average capital employed attributable to the impact of the OZL acquisition in FY2023. Reductions in capital employed related to the impairment of WAN and the divestment of Blackwater and Daunia are largely offset by capital expenditure in the period.

For more information on **ROCE** refer to **OFR 10**

4.4 Debt and sources of liquidity

Our policies on debt and liquidity management have the following objectives:

- a strong balance sheet through the cycle
- diversification of funding sources
- maintain borrowings and excess cash predominantly in US dollars

Interest bearing liabilities, net debt and gearing

At the end of FY2024, Interest bearing liabilities were US$20.7 billion (FY2023: US$22.3 billion) and Cash and cash equivalents were US$12.5 billion (FY2023: US$12.4 billion). This resulted in Net debt of US$9.1 billion, which represented a decrease of US$2.0 billion compared with the Net debt position at 30 June 2023. The reduction is primarily due to US$20.7 billion operating cash flows generated combined with US$1.1 billion proceeds from the divestment of the Blackwater and Daunia mines, which were partially offset by capital and exploration expenditure of US$9.3 billion and dividend payments of US$9.1 billion. Gearing, which is the ratio of Net debt to Net debt plus Net assets, was 15.7 per cent at 30 June 2024, compared with 18.7 per cent at 30 June 2023.

For more information on Net debt and gearing refer to **Financial Statements note 21 'Net debt'** and **OFR 10**

During FY2024, gross debt decreased by US$1.6 billion to US$20.7 billion as at 30 June 2024. The decrease reflects the repayment of the US$5.0 billion OZL acquisition facility in September 2023 combined with the repayment of US$734 million of 3.85 per cent USD senior notes that matured in September 2023 and €560 million of EUR senior notes that matured in May 2024, largely offset by the issuance of US$4.75 billion of US bonds in September 2023.

At the subsidiary level, Escondida repaid US$0.3 billion of debt and received proceeds from debt of US$0.4 billion in the period.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 21

Funding sources

In September 2023, the Group issued five tranches of USD bonds comprising US$850 million 5.25 per cent bonds due CY2026, US$700 million 5.1 per cent bonds due CY2028, US$900 million 5.25 per cent bonds due CY2030, US$1.5 billion 5.25 per cent bonds due CY2033 and US$800 million 5.5 per cent bonds due CY2053. The USD bonds were issued by BHP Billiton Finance (USA) Limited, a wholly-owned finance subsidiary of BHP Group Limited, and are fully and unconditionally guaranteed by BHP Group Limited.

Our Group-level borrowing facilities are not subject to financial covenants. Certain specific financing facilities in relation to specific assets are the subject of financial covenants that vary from facility to facility, but this would be considered normal for such facilities.

In addition to the Group's uncommitted debt issuance programs, we hold the following committed standby facility:

	Facility available 2024 US$M	Drawn 2024 US$M	Undrawn 2024 US$M	Facility available 2023 US$M	Drawn 2023 US$M	Undrawn 2023 US$M
Revolving credit facility[1]	5,500	–	5,500	5,500	–	5,500
Total financing facility	5,500	–	5,500	5,500	–	5,500

1. The facility is due to mature on 10 October 2026. The committed US$5.5 billion revolving credit facility operates as a back-stop to the Group's uncommitted commercial paper program. The combined amount drawn under the facility or as commercial paper will not exceed US$5.5 billion. As at 30 June 2024, US$ nil commercial paper was drawn (FY2023: US$ nil), therefore US$5.5 billion of committed facility was available to use (FY2023: US$5.5 billion). A commitment fee is payable on the undrawn balance and interest is payable on any drawn balance comprising a reference rate plus a margin. The agreed margins are typical for a credit facility extended to a company with the Group's credit rating.

For more information on the maturity profile of our debt obligations and details of our standby and support agreements refer to **Financial Statements note 24 'Financial risk management'**

Information in relation to our material off-balance sheet arrangements, principally contingent liabilities, commitments for capital expenditure and commitments under leases at 30 June 2024 is provided in **Financial Statements note 11 'Property, plant and equipment'**, **Financial Statements note 22 'Leases'** and **Financial Statements note 34 'Contingent liabilities'**, respectively

In our opinion, working capital is sufficient for our present requirements. The Group's Moody's credit rating has remained at A1/P-1 outlook stable (long-term/short-term). The Group's S&P Global rating has remained at A-/A-1 outlook stable (long-term/short-term). Credit ratings are forward-looking opinions on credit risk. Moody's and S&P Global's credit ratings express the opinion of each agency on the ability and willingness of BHP to meet its financial obligations in full and on time. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by an assigning rating agency. Any credit rating should be evaluated independently of any other information.

The following table expands on the Net debt position, to provide more information on the cash and non-cash movements in FY2024.

Year ended 30 June	2024 US$M	2023 US$M
Net debt at the beginning of the period	(11,166)	(333)
Net operating cash flows	20,665	18,701
Net investing cash flows	(8,762)	(13,065)
Net financing cash flows	(11,669)	(10,315)
Net increase/(decrease) in cash and cash equivalents from Continuing and Discontinued operations	234	(4,679)
Carrying value of interest bearing liability net repayments/(proceeds)	2,236	(4,893)
Carrying value of debt related instruments settlements/(proceeds)	321	677
Carrying value of cash management related instruments (proceeds)/settlements	(361)	(331)
Fair value change on hedged loans[1]	214	803
Fair value change on hedged derivatives[1]	(188)	(691)
Foreign currency exchange rate changes on cash and cash equivalents	(159)	(134)
Lease additions (excluding leases associated with index-linked freight contracts)	(429)	(472)
Acquisition of subsidiaries and operations[2]	–	(1,111)
Divestment of subsidiaries and operations[3]	60	–
Other	118	(2)
Non-cash movements	(384)	(1,607)
Net debt at the end of the period	(9,120)	(11,166)

1. The Group hedges against the volatility in both exchange and interest rates on debt, and also exchange rates on cash, with associated movements in derivatives reported in Other financial assets/liabilities as effective hedged derivatives (cross currency and interest rate swaps), in accordance with accounting standards. For more information refer to Financial Statements note 24 'Financial risk management'.
2. US$1,111 million of Interest bearing liabilities were acquired on 2 May 2023 as part of the acquisition of OZL. Excludes US$104 million cash acquired which is included in Net investing cash flows.
3. Relates to leases disposed of as part of the Blackwater and Daunia mines divestment completed on 2 April 2024. Refer to Financial Statements note 3 'Exceptional items' for further information.

Dividends

Our dividend policy provides for a minimum 50 per cent payout of Underlying attributable profit (Continuing operations) at every reporting period. The minimum dividend payment for the second half of FY2024 was US$0.70 per share. The Board determined to pay an additional amount of US$0.04 per share, taking the final dividend to US$0.74 per share (US$3.8 billion). In total, cash dividends of US$7.4 billion (US$1.46 per share) have been determined for FY2024.

22 BHP Annual Report 2024

5 Our assets

5.1 Minerals Australia

Minerals Australia includes operated assets in Western Australia, Queensland and New South Wales, focused on iron ore, steelmaking coal, nickel and energy coal. The commodities produced by our Minerals Australia assets are transported by rail and road to port and exported to our global customers or by rail to domestic customers.

Iron ore

Western Australia Iron Ore

Overview

Western Australia Iron Ore (WAIO) is an integrated system of four processing hubs and five open-cut operational mines in the Pilbara region of northern Western Australia, connected by more than 1,000 kilometres of rail infrastructure and port facilities.

WAIO's Pilbara reserve base is relatively concentrated, allowing development through integrated mining hubs connected to the mines and satellite orebodies by conveyors or spur lines. This approach seeks to maximise the value of installed infrastructure by using the same processing plant and rail infrastructure for several orebodies.

Ore is crushed, beneficiated (where necessary) and blended at the processing hubs – Mt Newman operations (which has our beneficiation plant), Yandi, Mining Area C (our largest operating iron ore hub processing ore from Area C and South Flank) and Jimblebar – to create lump and fines products that are transported along the Port Hedland–Mt Newman rail line to the Finucane Island and Nelson Point port facilities at Port Hedland.

There are four main WAIO joint ventures (JVs): Mt Newman JV, Yandi JV, Mt Goldsworthy JV (which includes the South Flank mining area) and Jimblebar JV. BHP's interest in each is 85 per cent, with Mitsui and ITOCHU owning the remaining 15 per cent. The joint ventures are unincorporated, except Jimblebar JV.

BHP, along with Mitsui, ITOCHU and POSCO are also participants in the POSMAC JV. BHP's interest in POSMAC is 65 per cent. The ore from the POSMAC JV is sold to the Mt Goldsworthy JV.

All ore is transported on the Mt Newman JV and Mt Goldsworthy JV rail lines. The Nelson Point port facility is owned by the Mt Newman JV and the Finucane Island facility is owned by the Mt Goldsworthy JV. On 7 September 2021, BHP received regulatory approval to increase our export capacity at WAIO's Port Hedland operations, in stages, up to 330 million tonnes per annum (Mtpa) (100 per cent basis). We are currently studying expansion alternatives for growth up to 330 Mtpa with the feasibility study expected to be completed in CY2025.

Our near-term focus remains on stable production of 290 Mtpa of iron ore. Successful tie-in of capital projects, including the port debottlenecking project, is expected to enable growth in excess of 305 Mtpa in the medium term.

Key developments in FY2024

WAIO achieved record production of 255 million tonnes (Mt) (253 Mt FY2023) or 287 Mt (285 Mt FY2023) on a 100 per cent basis, reflecting strong supply chain performance with increased capacity unlocked by the Port Debottlenecking Project 1 and increased production at South Flank. South Flank completed ramp up to full production capacity of 80 Mtpa (100 per cent basis) in FY2024 as planned, which contributed to WAIO achieving record lump sales for the year.

Autonomous haulage deployment continues as planned.

The Shiploader Automation Project has continued to progress with the automation completed on two shiploaders and the third shiploader nearing completion. Together with autonomous haulage rollouts at South Flank and Newman West, these initiatives are expected to deliver safety, production and cost improvements as well as new job and development opportunities.

The Port Debottlenecking Project 1 was commissioned in December 2023 and has enabled higher production volumes and contributed to record sales volumes in FY2024. The project remains on track to be completed in CY2024.

In February 2024, BHP approved US$943 million in capital expenditure for the development of the Western Ridge Crusher Project. This project is expected to deliver an average of 25 Mtpa providing around 12 years of product for WAIO to replace part of the production from depleting orebodies around Newman. First ore is targeted in CY2026.


Western Australia Iron Ore
Western Australia
Existing operations
Non-operational mines
Port
Rail
Port Hedland
Finucane Island
Nelson Point
South Hedland
Goldsworthy Rail Line
Goldsworthy
Yarrie
Karratha
Marble Bar
Great Northern Highway
Port Hedland – Newman Rail Line
Chichester Deviation
Karijini National Park
Yandi
Mining Area C
South Flank
Newman East
Orebody 18
Jimblebar
Newman West
Newman



In FY2024, WAIO achieved record spend with Traditional Owners and Indigenous businesses representing a 69 per cent increase on the previous year to A$465 million of which A$237 million was spent with 68 Traditional Owner businesses.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 23

Coal

BHP Mitsubishi Alliance

Overview

BHP Mitsubishi Alliance (BMA) (BHP ownership: 50 per cent) operates five steelmaking coal mines – Goonyella Riverside, Broadmeadow, Peak Downs, Saraji and Caval Ridge in the Bowen Basin, Queensland. BMA's mines are open cut, except for the Broadmeadow underground longwall operation. BMA has access to infrastructure, including a modern, multi-user rail network, and owns and operates its own coal-loading terminal at Hay Point, near Mackay.

Key developments in FY2024

BMA production of 22.3 Mt (44.6 Mt on a 100 per cent basis) decreased from the prior year as a result of increased stripping to improve supply chain stability and restore depleted inventory positions, which arose from extended weather impacts and labour constraints over recent years, and the divestment of Blackwater and Daunia on 2 April 2024. Production was also impacted by an extended longwall move and geotechnical faulting at Broadmeadow during H1 FY2024, and the temporary suspension of operations following the fatality of a team member at Saraji. Blackwater and Daunia produced 5 Mt (10 Mt on a 100 per cent basis) in FY2024 prior to their divestment.


BHP Mitsubishi Alliance (BMA)
Queensland, Australia
BMA Mine
BMA Terminal
Rail
Bowen
Collinsville
Goonyella Riverside
Broadmeadow
Mackay
BMA Hay Point Coal Terminal
Moranbah
Caval Ridge
Peak Downs
Saraji
Dysart

In April 2024, BMA's owners, BHP and Mitsubishi Development, divested the Daunia and Blackwater mines to Whitehaven Coal, an ASX-listed company. Whitehaven Coal paid a combined US$2.0 billion cash consideration on completion plus a preliminary completion adjustment of US$44.1 million for working capital and other agreed adjustments (100 per cent interest basis). The total consideration for the transaction includes earnout and adjustments and may be up to US$4.1 billion plus the final completion adjustment amount.

Goonyella continued to safely increase autonomous productivity and ultra-class truck fleet performance in FY2024 – delivering an annualised production hours increase of 7 per cent, contributing to a 6 per cent increase in truck and shovel stripping volumes at Goonyella Riverside, as we've continued to adapt and unlock the efficiencies of the system.

In October 2023, BMA successfully commissioned a replacement berth structure and shiploader at Hay Point Coal Terminal resulting in improved resilience for significant weather and major cyclone events and enabling the port's future and long-term capability.

BMA operations largely lie within the Native Title Determination area of the Barada Barna people. BMA has been working closely with the Barada Barna Aboriginal Corporation (BBAC) to negotiate a project-wide Indigenous Land Use Agreement. The agreement was approved and signed by BBAC and BMA and is expected to be approved by the Queensland Government in early FY2025. This agreement demonstrates a refreshed approach to agreement structures and establishes a process to obtain and maintain Free Prior and Informed Consent (FPIC) across the life of the operation. It provides a fit-for-purpose benefits package intended to provide intergenerational benefit for Barada Barna people through financial compensation, provision of housing, as well as in the areas of employment, education and contracting opportunities.

24 BHP Annual Report 2024

5 Our assets continued

New South Wales Energy Coal

Overview

New South Wales Energy Coal (NSWEC) (BHP ownership: 100 per cent) comprises the Mt Arthur Coal open-cut energy coal mine in the Hunter Valley. It has access to infrastructure in the Hunter Region, including a multi-user rail network and coal loading terminal access at the Port of Newcastle through Newcastle Coal Infrastructure Group (BHP ownership: 28 per cent) and Port Waratah Coal Services.

On 16 June 2022, we announced we would retain NSWEC in our portfolio, seek the relevant approvals to continue mining beyond the current consent that expires at the end of FY2026 and proceed with a managed process to cease mining at the asset by the end of FY2030. Continuation of mining to the end of FY2030 is intended to provide the time to work with our people and the local community on an equitable change and transition approach as well as the time to plan and execute the necessary works to deliver a positive legacy from BHP mining in the Hunter Valley.

Key developments in FY2024

Production increased due to strong operating performance across the year as improved weather and labour availability conditions enabled an uplift in truck productivity and record annualised truck hours. We also supported regional coal-fired power stations by delivering 1.3 Mt in line with New South Wales Government Coal Directions (Directions). The Directions ceased on 1 July 2024, with the change in royalty rates for open-cut mines increasing 2.6 percentage points, from 8.2 per cent to 10.8 per cent. In FY2024, we renegotiated a contract with Thiess Mining Services for six years to provide contract mining services at the Mt Arthur South Operation.

The application to continue mining for an additional four years from FY2026 to FY2030 was lodged with the New South Wales Government in September 2023 and is currently under assessment, with a determination expected in the first half of CY2025.


NSW Energy Coal
Gunnedah
Tamworth
Quirindi
Muswellbrook
Mt Arthur
Singleton
Maitland
Cessnock
Newcastle
NSW, Australia
NSWEC
Port
Rail

We continue to progress plans to cease mining at the asset in FY2030, which includes the completion of progressive rehabilitation commitments during FY2024. We undertook significant engagement with our workforce and community in FY2024 as we worked to consider alternate mine land re-use outcomes for the site.

Nickel

Western Australia Nickel

Overview

Nickel West (BHP ownership: 100 per cent) is a fully integrated nickel business located in Western Australia, with three streams of concentrate. It comprises open-cut and underground mines, concentrators, a smelter and refinery. Nickel West owns the majority of tenements hosting Nickel Sulphide Mineral Resources in the Agnew-Wiluna belt, Western Australia.

Disseminated sulphide ore is mined at the Mt Keith open-pit operation and Mt Keith Satellite mine (Yakabindie) and crushed and processed on-site to produce nickel concentrate. Nickel sulphide ore is mined at the Cliffs and Leinster underground mines and processed through a concentrator and dryer at Leinster. A concentrator plant in Kambalda processes ore and concentrate purchased from third parties.

The three streams feed the Kalgoorlie nickel smelter, which uses a flash furnace to produce nickel matte. The Kwinana nickel refinery then turns this into nickel powder, briquettes and nickel sulphate.

The West Musgrave Project (BHP ownership: 100 per cent; acquired as part of OZ Minerals) is a greenfield nickel and copper project located on Ngaanyatjarra Country in the West Musgrave Ranges of Western Australia, approximately 1,300 kilometres northeast of Perth and 1,400 kilometres northwest of Adelaide, near the intersection of the borders of Western Australia, South Australia and the Northern Territory.


Western Australia Nickel
Western Australia
Nickel West
Port
Highway
Newman
Mt Keith
Cliffs
Leinster
West Musgrave
Geraldton
Mt Keith Satellite (Yakabindie)
Kalgoorlie Smelter
Kambalda Concentrator
Perth
Fremantle
Kwinana Refinery
Ravensthorpe
Albany

Key developments in FY2024

On 11 July 2024, BHP announced Western Australia Nickel would be temporarily suspended from October 2024. We intend to review the decision to temporarily suspend Western Australia Nickel by February 2027.

The decision to temporarily suspend Western Australia Nickel follows oversupply in the global nickel market. Forward consensus nickel prices over the next half of the decade have fallen sharply reflecting strong growth of alternative low-cost nickel supply.

BHP will invest approximately US$300 million (A$450 million) per annum following completion of a transition period to support a potential re-start of Western Australia Nickel. The transition period commenced in July 2024. Operations will be suspended in October 2024 and handover activities for temporary suspension will be completed by December 2024. We will continue to support our workforce and local communities during the temporary suspension, including the establishment of a A$20 million Community Fund.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 25

5.2 Copper South Australia

Copper South Australia comprises surface processing and underground mining operations in one of the world's most significant copper, gold, silver and uranium basins. Copper South Australia was formed following our acquisition of OZ Minerals in May 2023 and refers to Olympic Dam, and Carrapateena and Prominent Hill operations, which were acquired from OZ minerals, and the Oak Dam exploration project. The underground mining and conventional crushing operations of Carrapateena and Prominent Hill produce copper concentrate and are located in close proximity to the mining and integrated crushing, grinding, concentrating, smelting and refining operations of Olympic Dam, which produces copper cathode, gold and silver bullion, and uranium oxide concentrate. The commodities produced by Copper South Australia are transported by road and rail to our domestic customers and via the Adelaide and Whyalla ports to be exported to our global customers.

Copper

Overview

The Olympic Dam Mine (BHP ownership: 100 per cent) is one of the world's most significant deposits of copper, gold, silver and uranium, located on Kokatha Country in the Gawler Craton, South Australia. It comprises underground mining and surface operations and is a fully integrated processing facility from ore to metal.

Ore mined underground via sub-level open stoping is hauled by an automated train system to crushing, storage and ore hoisting facilities or trucked directly to the surface.

Olympic Dam has a fully integrated metallurgical complex with a grinding and concentrating circuit, a hydrometallurgical plant incorporating solvent extraction circuits for copper and uranium, a copper smelter, a copper refinery, including an electro-refinery and an electrowinning-refinery, and a recovery circuit for precious metals.

Carrapateena (BHP ownership: 100 per cent; acquired as part of OZ Minerals) is an underground copper, gold and silver mine located on Kokatha Country in the Gawler Craton, South Australia, approximately 180 kilometres by road southeast of Olympic Dam and 160 kilometres north of Port Augusta. Underground mining at Carrapateena is by sub-level caving. Conventional crushing, grinding and flotation produces copper concentrate.

Prominent Hill (BHP ownership: 100 per cent; acquired as part of OZ Minerals) is an underground copper, gold and silver mine located on Antakirinja Matu-Yankunytjatjara Country in the Gawler Craton, South Australia, 200 kilometres northwest of Olympic Dam. Prominent Hill was first developed as an open-pit mine, however, mining activities have progressed underground via sub-level open stoping since 2012. Conventional crushing, grinding and flotation produce copper concentrate.

The Oak Dam Project (BHP ownership: 100 per cent) is a greenfield copper, gold, silver and uranium deposit located on Kokatha Country in the Gawler Craton, South Australia.

Key developments in FY2024

Copper South Australia achieved production of 322 kilotonnes (kt) of payable copper, gold production of 370 thousand troy ounces (ktoz) and 3.6 kt of uranium.

Olympic Dam achieved a record cathode production outcome under BHP operatorship of 216 kt, primarily driven by record mine and smelter performance. Record ore mined was achieved at 10.8 Mt (10.6 Mt FY2014) and record concentrate smelted was achieved at 508.9 kt (507.9 kt FY2023). Strong smelter performance at Olympic Dam was supported by 12.6 kt of concentrate transfers from Prominent Hill and Carrapateena, for processing to higher margin cathode. Record gold bullion production was also delivered in FY2024 at 207 ktoz (186 ktoz FY2023).

The Olympic Dam underground mine continues to develop further into the Southern Mine Area, with approximately 70 per cent of total ore production currently from this part of the mine. Average copper grade remained strong at 2.01 per cent. The short-term focus is on optimising operational performance and debottlenecking existing facilities to further improve production performance.


Copper South Australia
South Australia
Existing operations
Project
Transmission line
Prominent Hill
~180km
Olympic Dam
~180km
Oak Dam
Carrapateena

Resource drilling at Oak Dam continued, with up to 12 deep directional diamond drill rigs on the exploration licence, informing an Inferred Mineral Resource declaration. Drilling at OD Deeps in FY2024 was executed through up to 11 diamond rigs that explored beneath the Iron Oxide Copper Gold (IOCG) orebody at Olympic Dam. Results from this drilling were released as part of the Q2 FY2024 BHP Operational Review.

Carrapateena achieved a record production outcome of 68 kt of payable copper production (60 kt in FY2023). Crusher Station 2 was successfully commissioned in Q3 FY2024 enabling higher productivity from the sub-level cave and record ore mined of 5.2 Mt in FY2024 (4.6 Mt FY2023) enabled milling throughput to increase to record rates of 5.2 Mt (4.7 Mt in FY2023). The bottom half of the Carrapateena orebody is being developed into a block cave, with the aim of unlocking the mine's potential to be a multigenerational, low quartile cash cost producing operation and progress continued in FY2024 with the development of the decline below the current sub-level cave.

In FY2024, Prominent Hill produced 50 kt of payable copper (54 kt in FY2023). Record ore to surface production was achieved at 4.5 Mt (4.4 Mt in FY2023) as development of the underground mine progresses, supported by record underground development of 17.2 kilometres (14.7 kilometres in FY2023). The Prominent Hill Operations Expansion to extend mine life and increase copper production continues works to construct and commission the 6.5 Mtpa ore capacity Wira Shaft. Shaft works advanced and the shaft sink is approximately 35 per cent complete at a current depth of approximately 450 metres.

A funding agreement with the South Australian Government was signed in Q3 FY2024 for a study on the Northern Water Supply Project. Infrastructure South Australia will be undertaking the study for construction of a multi-user coastal desalination plant in the Upper Spencer Gulf to reduce reliance on the Great Artesian Basin.

26 BHP Annual Report 2024

5 Our assets continued

5.3 Minerals Americas

The Minerals Americas asset group includes operated assets, projects and interests in non-operated joint ventures in Canada, Chile, Peru, the United States and Brazil.

Our operated assets in the Americas are Escondida and Pampa Norte, which are open-cut mines that produce copper concentrate and copper cathodes, and the Jansen potash project in Canada. The non-operated assets in the Minerals Americas portfolio are open-cut mines that produce copper (Antamina) and iron ore (Samarco), and the Resolution Copper Project in the United States. The commodities produced by our Minerals Americas assets are transported to port by pipeline, rail or road and exported to customers around the world. In July 2024, we agreed to acquire a 50 per cent interest in the Filo del Sol and Josemaria copper projects in Argentina and Chile with Lundin Mining. If approved, this will give us the opportunity to jointly advance an emerging copper district with world-class potential.

Copper

Escondida

Overview

Escondida (BHP ownership: 57.5 per cent), located in the Atacama Desert in northern Chile, is a leading producer of copper concentrate and cathodes, with by-products including gold and silver.

Escondida's two pits feed three concentrator plants, as well as two leaching operations (oxide and sulphide).

Key developments in FY2024

Escondida copper production increased by 7 per cent to 1,125 kt primarily due to higher concentrator feed grade of 0.88 per cent, up from 0.82 per cent in FY2023, as mining progressed into areas of higher-grade ore as planned following the implementation of measures to manage geotechnical events in FY2023. This was partially offset by planned lower cathode production, as a result of prioritising concentrator throughput in prior years. Deployment of autonomous trucks began in the Escondida Norte pit in the second half of FY2024 and will ramp up to approximately 50 autonomous trucks over the next three years.

In FY2024, the largest capacity cable-powered shovel available in the market commenced operations at Escondida, the first in Latin America and third in the world. This and further planned high-capacity shovel deployments will unlock further efficiency in the truck loading process enabling incremental system performance and lower unit cost.

Escondida successfully completed negotiations for a new collective agreement with the Union N°1 of Operators and Maintainers, effective for 36 months from 2 August 2024.


Escondida and Pampa Norte
PERU
BOLIVIA
CHILE
ARGENTINA
Pacific Ocean
Iquique
Cerro Colorado
Pica
Tocopilla
Calama
Spence
Mejillones
Antofagasta
Minera Escondida
Chile
Bolivia
Mine



Pampa Norte

Overview

Pampa Norte (BHP ownership: 100 per cent) consists of two assets in the Atacama Desert in northern Chile – Spence and Cerro Colorado.

Spence produces copper cathodes and copper concentrate, with by-products including gold, silver and molybdenum.

Cerro Colorado produced copper cathodes up until the asset entered temporary care and maintenance in December 2023.

Key developments in FY2024

Spence copper production increased by 6 per cent to 255 kt, driven by improved concentrator performance and feed grades. Record concentrate production was partially offset by lower cathode production, in line with an expected decline in stacked feed grade.

In March 2024, Spence achieved fully autonomous mine haulage operations (ahead of the Q4 FY2024 target date) and has deployed a total of 33 autonomous trucks.

The concentrator plant modification, which commenced in August 2022, was completed in June 2024.

In December 2023, Spence achieved gender balance across its total workforce and leadership roles ahead of BHP's aspirational goal to achieve a minimum of 40 per cent female representation by the end of FY2025. During FY2024, Spence successfully completed negotiations for a new collective agreement with Union 2 of Supervisors, effective for 36 months from 1 December 2023 and with Union 1 of Operators and Maintainers effective for 36 months from 1 June 2024.

As disclosed in the Q2 FY2024 Operational Review, changes to the original Spence tailings storage facility (TSF) design were approved and are currently in execution. As we progress execution, we continue to closely monitor the previously identified anomalies to ensure safe operational conditions, and studies are ongoing to assess whether further works are required. Production guidance at Spence remains subject to the remediation of the TSF anomalies.

Cerro Colorado transitioned to temporary closure in December 2023, after producing 11 kt in the period. We are assessing the application of novel leaching technologies to utilise latent capacity and allow for a potential restart of operations early next decade.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 27

Potash

Jansen potash project

Overview

The Jansen potash project (BHP ownership: 100 per cent) is located about 140 kilometres east of Saskatoon, Canada.

Jansen's large resource provides the opportunity to develop the project in stages, with Jansen Stage 1 (Jansen S1) expected to produce approximately 4.15 Mt of potash per annum on completion, and first production is expected in late CY2026. Approval of the 4.36 Mtpa Jansen Stage 2 (Jansen S2) has increased planned production to approximately 8.5 Mtpa, with further brownfield expansions up to 8 Mtpa (approximately 4 Mtpa per stage).

BHP holds mineral leases covering around 9,600 square kilometres in the Saskatchewan potash basin.

Key developments in FY2024

Jansen S1 is ahead of the original schedule and was 52 per cent complete as at 30 June 2024. During FY2024, we successfully commissioned Jansen's permanent power substation, while also advancing steelwork and equipment installation for surface and underground. Port construction transitioned from ground improvement to civil and concrete works.

In October 2023, BHP approved an investment of US$4.9 billion for Jansen S2, following completion of the feasibility study, in line with plan. Execution of Jansen S2 commenced and is expected to take approximately six years, with first production targeted for FY2029, followed by a three-year ramp-up period.

Copper

Non-operated minerals joint ventures

Antamina

Overview

Antamina (BHP ownership: 33.75 per cent), located in north central Peru, is a large, low-cost copper and zinc mine with by-products including molybdenum and silver. Antamina is operated independently by Compañía Minera Antamina S.A.

Key developments in FY2024

Antamina copper production increased by 4 per cent to 144 kt (BHP share) as a result of record concentrator throughput offsetting lower planned feed grades. Zinc production was 17 per cent lower at 103 kt (BHP share) reflecting planned lower feed grades.

In FY2024, Peruvian authorities approved Antamina's Modification of the Environmental Impact Assessment (MEIA), extending the life of Antamina from CY2028 to CY2036.

Resolution Copper

Overview

Resolution Copper (BHP ownership: 45 per cent), located in the US State of Arizona, is one of the largest undeveloped copper projects in the world and has the potential to become one of the largest copper producers in North America. Resolution Copper is operated by Rio Tinto (55 per cent ownership).

Key developments in FY2024

During FY2024, Resolution Copper continued the engineering and permitting phase of the project. The project is subject to a Final Environmental Impact Statement (FEIS), which is a federal permitting process led by the US Forest Service. The US Forest Service published a FEIS in January 2021, which was rescinded in March 2021 to allow additional environmental analysis and consultation with Native American Tribes. The US Forest Service has indicated there is no timeline for republication of the FEIS, which is subject to three lawsuits filed against the US Forest Service on behalf of Native American Tribe members and non-government organisations. Resolution Copper has publicly stated its commitment to deepening ongoing engagement with Native American Tribes and other stakeholders while collaborating to create shared value opportunities. As part of the permitting process, the US Government has continued to consult with Native American Tribes resulting in the identification of mitigation strategies for cultural heritage areas in the project area.


Jansen
potash project
Saskatchewan, Canada
BHP project
BHP mineral leases
Prince Albert
Wolverine
Burr
Saskatoon
Jansen
Young
Boulder
Yorkton
Stalwart
Holdfast
Melville
Regina
Moose Jaw


Antamina
Huari Province, Ancash, Peru
Antamina mine
Port
Pipeline
Huari
Huaraz
San Marcos
Antamina mine
Huarmey
Punta Lobitos
Lima


Resolution Copper
East Clear Creek
Arizona, USA
Resolution Copper
Highway
Tangle Creek
Cave Creek
Turkey Creek
Phoenix
Oak Flat
Resolution Copper
Dripping Springs
Mt Graham
Mt Lemmon
Tucson
Mica Mountain
Kitt Peak
USA
Appleton Ranch
MEXICO

28 BHP Annual Report 2024

5 Our assets continued

Iron ore

Non-operated minerals joint venture

Samarco

Overview

Samarco (BHP ownership: 50 per cent) comprises a mine and three concentrators located in the Brazilian state of Minas Gerais, and four pellet plants and a port located in Anchieta in the state of Espírito Santo. Three 400-kilometre pipelines connect the mine site to the pelletising facilities. Samarco is operated independently by Samarco Mineração S.A. Samarco's main product is iron ore pellets, which are independently marketed by Samarco and sold to customers around the world.

Samarco's operations were suspended in November 2015 after the Fundão dam failure. Since resuming operations in December 2020, 80 per cent of the tailings generated are filtrated and dry stacked, and 20 per cent are deposited in a confined pit enabling Samarco to operate without a conventional tailings dam structure.

Key developments in FY2024

Samarco increased iron ore pellets and ore fines production in FY2024 by 5 per cent to 4.7 Mt (BHP share). Samarco is currently operating at 31 per cent of its total 26 Mtpa (100 per cent basis) production capacity and has shipped more than 29 Mt (100 per cent basis) of pellets and fines since the resumption of operations in December 2020. In June 2023, Samarco Board of Directors approved investment to increase production to approximately 60 per cent of its full capacity through restarting the second concentrator and third pelletising plant, expanding the existing filtration plant and increasing the mine fleet. Project execution is on track with first production expected in early CY2025.

In December 2023, Samarco completed a restructure of its debts under the Judicial Reorganisation process, which included payments to employees and suppliers and the issue of new unsecured debt to Samarco's financial creditors. The restructure provides Samarco with a stable financial position to continue to rebuild its operations and strengthen its ability to meet its remediation and compensation obligations related to the Fundão dam failure. This also benefits neighbouring communities through job creation, investment and taxes.


Samarco
Minas Gerais, Espírito Santo, Brazil
Samarco
1st pipeline
2nd pipeline
3rd pipeline
Pipeline 2 operational; pipelines 1 and 3 non-operational
Belo Horizonte (Main offices)
Nova Era – Antônio Dias (Guilman-Amorim hydroelectric plant)
Mining Lease
Mariana – Ouro Preto (Germano operational unit)
Muniz Freire (Muniz Freire hydroelectric plant)
Vitória (Sales office)
Anchieta (Operational unit and ocean terminal at Ponta Uba)

Samarco has been progressively decommissioning its upstream tailings dam structures in accordance with Brazilian legislation. Decommissioning works for the smaller of the two tailings dams, the Germano Pit dam, were completed during FY2023 and formally approved by state authorities in FY2024. The progressive decommissioning of the remaining upstream tailings dam structure, the Germano Main dam, is on track for completion by FY2029. These structures have been certified as stable by independent third parties and are compliant with local stability and monitoring requirements. In addition, Samarco is now fully compliant with the Global Industry Standards on Tailings Management (GISTM) requirements. Samarco is continuing broader studies to review solutions to operate without tailings dams beyond FY2030.

For more information on the Fundão dam failure and the response refer to **OFR 7**

5.4 Commercial

BHP's Commercial function seeks to maximise commercial and social value while minimising costs across the end-to-end supply chain. The function is organised around core activities in our value chain, supported by risk governance and analytics.

Sales and Marketing

The Sales and Marketing team connects BHP to the market through commercial expertise, sales and operations planning, customer insights and proactive risk management. It presents a single face to market across multiple assets, with a view to realising maximum value and supporting sustainability initiatives in our value chain.

Maritime and Supply Chain Excellence

The Maritime and Supply Chain Excellence team manages BHP's enterprise-wide maritime transportation strategy and the chartering of ocean freight to meet BHP's inbound and outbound transportation needs. It focuses on supply chain excellence and sourcing cost-efficient marine freight in addition to engaging within the maritime ecosystem with a view to uplifting overall safety standards in the industry, promoting seafarer welfare and supporting GHG emissions intensity reduction initiatives. It also seeks to manage supply chain risk by vetting the safety performance of the ships loading BHP cargo and partnering with reliable vessel owners with excellent operational and safety standards.

Procurement

Our global Procurement team connects asset teams and suppliers to procure the goods and services used by our projects, operated assets and functions globally. Procurement partners with our suppliers to optimise safety, equipment performance, reduce operating costs, optimise working capital and generate social value. Through innovation, we work with our suppliers to support opportunities to reduce the GHG emissions intensity of inbound goods and services and the operational GHG emissions of our operated assets. Procurement manages supply chain risk, fosters supplier innovation and looks to develop positive and enduring relationships with global suppliers and local businesses in the communities where we operate.

Market Analysis and Economics

Our Market Analysis and Economics team develops BHP's proprietary view on the outlook for commodity demand and prices, as well as our input costs, the world economy and financial markets, and the potential impact of climate change in those contexts. The team works with our Procurement, Maritime and Sales and Marketing sub-functions to help optimise end-to-end commercial value and with the Portfolio Strategy and Development and External Affairs functions to identify and respond to long-run strategic changes in our operating environment.

Global Business Services

The Global Business Services team integrates repeatable process activity across the Group into a single shared services operation. With the BHP Operating System and process transformation capabilities at its core, the team has the mandate to aggregate, operate and improve end-to-end processes on behalf of assets and functions to drive operational excellence.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 29

6 Sustainability

Sustainability is key to our purpose of bringing people and resources together to build a better world and is core to our strategy.

For more information on BHP's approach to and definition of sustainability refer to **OFR 6** and **Additional information 10.4**

6.1 Safety

Protecting the safety and wellbeing of our workforce and the communities where we operate is of the highest importance at BHP and is underpinned by Our Values.

In January 2024, a valued contracting colleague, Luke O'Brien, was fatally injured at our BMA Coal operations in Queensland in a vehicle-related event. The investigation findings were shared internally with relevant stakeholders to broaden and inform operational learning and improvement. Our investigation into the previous year's fatal event, involving Nathan Scholz at Olympic Dam, is being finalised while external review processes are ongoing.

These tragic events reinforce the need to continue to deepen our understanding of the causes of fatal incidents so we can strengthen our controls. We continue to focus proactively on integrating safety in the way work is performed through our BHP Operating System (BOS) and strive to improve the quality of our global Field Leadership Program and uplift safety leadership capability across our organisation.

We believe a positive workplace culture built on care and trust will enable us to understand more about the work conditions that increase risk to our workforce and influence how work is executed. We also believe learning from those who perform the work and are closest to the risks gives us greater insight into how we can improve fatal risk control verification. This approach recognises that work is complex due to the interactions that occur between people, equipment/tools, processes, systems and culture, and how they influence one another can impact safety outcomes.

Leaders play an instrumental role in shaping our organisation's culture. Our General Managers Integrated Leadership Forum is an example of how we are growing organisational capability and embedding BOS principles. The forum promotes strong safety leadership discussions, reinforcing 'felt leadership', collaboration and connection as we seek better ways to learn and improve together.

Our safety performance

In FY2024 we recorded:[1]

- one fatal incident involving a vehicle, where a valued colleague undertaking contract work lost their life
- a 36 per cent decrease in the high-potential injury frequency rate from FY2023. The highest number of events with the potential for one or more fatalities was related to vehicle and mobile equipment incidents. We closely monitor high-potential injury trends and focus on identifying the contributing factors and influencing conditions to help inform fatality risk control improvements
- a 5 per cent increase in total recordable injury frequency (TRIF) from FY2023. The highest number of recordable injuries related to slips, trips and falls for employees and contractors. The second-highest number of injuries for employees related to being hit by a moving object and for contractors related to being caught between objects
- an increase in field leadership activities compared to FY2023 performance, at a frequency rate of 9,868 activities per million hours worked with over 1.8 million activities completed. We understand the importance and value of sustaining the quality of these engagements and we continue to promote coaching, a key element of our scheduled work routines, as an important tool for achieving this. The field leadership coaching rate was 42 per cent for Layered Audits and Critical Control Observations, remaining on par with the previous year

This section includes FY2024 safety data and information relating to the former OZ Minerals operations that form part of our Copper South Australia asset and the West Musgrave Project (acquired as part of BHP's acquisition of OZ Minerals on 2 May 2023) unless expressly stated otherwise.

Performance data – workforce health and safety for FY2024[1]

High-potential injuries

Year ended 30 June	2024	2023	2022	2021
High-potential injuries	21	30	24	33

	Employees	Contractors
High-potential injury frequency[2]	0.03	0.02

Total recordable injury frequency (per million hours worked)

Year ended 30 June	2024	2023	2022	2021
Total recordable injury frequency[3]	4.7	4.5	4.1	3.8

	Employees	Contractors
Total recordable injury frequency[2]	1.05	0.89

1. Prior year data (FY2021 to FY2023) excludes former OZ Minerals assets (acquired 2 May 2023) and divested operations as follows: BHP Mitsui Coal (sale completed on 3 May 2022) and BHP's oil and gas portfolio (merger with Woodside completed on 1 June 2022). Divested BMA assets, Daunia and Blackwater (divested on 2 April 2024) are included in FY2024 data up until the date of divestment.
2. Employee and contractor frequency per 200,000 hours worked.
3. Combined employee and contractor frequency per 1 million hours worked.

As we learn year on year, we continue to look for opportunities to improve the application of the following programs and systems as outlined in the sections below:

- Fatality Elimination Program – asset-based fatality risk control implementation plans aimed at eliminating fatalities at our operations by having effective controls in place
- Field Leadership – enabling a culture of care, standard setting and supporting risk control verification
- Contractor Management – helping to protect the health and safety of our contractors is an important element of asset-based health and safety management systems

Fatality Elimination Program

It is paramount that we continue to learn, improve and focus on opportunities to verify and strengthen our critical risk control framework to more effectively manage and prevent fatality risks.

We developed and introduced the Fatality Elimination Program (FEL) program in 2020. The FEL program requires our assets to implement fatal risk controls across their respective material safety risk profiles. The FEL program remains a high priority across BHP, with an intended completion of asset FEL control implementation plans in FY2025. Asset implementation plan progress against the FEL program is measured and tracked by the Executive Leadership Team and BHP scorecard to ensure visibility at the highest level. Post FY2025, ongoing asset control implementation and improvements will be managed via the existing risk evaluation process.

We will continue to evolve our approach to safety risk management and our understanding of what conditions and factors influence the cause of incidents and the verification and validation of fatal risk controls.

In FY2024:

- On average, assets achieved over 90 per cent compliance for FEL program controls implemented according to the plan for this financial year.
- We continued implementation of the five-year fatality elimination roadmap, including the recommended sequencing of strengthened controls based on effort, cost and near-miss reduction impact.
- We continued to undertake data analysis and insights into our high-potential near-miss and actual events, moving from three-monthly to six-monthly reviews, to identify more meaningful themes over a longer sampling period. This included a continued focus on the relevant risks, controls and conditions that may increase the likelihood of incidents.

30 BHP Annual Report 2024

6 Sustainability continued

- We identified ongoing FEL program fatal risk control verification and improvement opportunities via regional-focused assurance activities.
- We continued to review the Fatal Risk Control Management Framework to improve how we manage single-fatality occupational safety risk, with vehicle and mobile equipment remaining our highest risk. This ongoing work involves deepening our organisational understanding of risk and what causes incidents, improved performance standards and the quality of our fatal risk control verification and assurance programs.

Field Leadership Program

Leaders spending time in the field fosters a culture of care, which helps to maintain safe operations. Our global Field Leadership Program encourages the workforce to provide feedback to their leaders about safety issues and concerns, and may also include sharing insights into safer ways of working. It involves leaders having quality two-way conversations with workers in the field and drives a common approach to improving health, safety and environment (HSE) performance. The program helps verify that critical safety controls are in place, being applied and are effective in managing risks that have the potential to result in fatalities.

The global field leadership tools include Layered Audits, Critical Control Observations, Planned Task Confirmations and Take Time Talks, and are supported by coaching routines.

In FY2024 we continued to:

- improve the quality of field leadership activities by increasing training and coaching, and delivering field leadership engagements across all levels of the organisation
- conduct field leadership activities to support the verification of risks that have the potential to result in injuries or illnesses and fatalities across our operated assets
- embed the global field leadership procedure, which is designed to increase the effectiveness of field leadership activities across the business

Contractor management

Our commitment to safety includes helping to protect the many thousands of contractors who represent a significant part of our total workforce.

Our approach to contractor management is intended to make it safer and easier for contractors to work with us and designed to support an inclusive, respectful and caring workplace culture. We have an asset-focused approach to contractor management, with our contract owners playing a significant role in helping us improve our partnerships with BHP service providers. Contract owners work collaboratively with contractors to deliver work safely under the conditions of their contract and in accordance with our mandatory minimum requirements for contractor management and the respective asset safety management plans and systems.

In FY2024 we:

- simplified our mandatory minimum requirements for contractor management under an asset-focused model
- undertook internal assurance and audit activities at an asset level
- Transitioned the Integrated Contractor Management (ICM) project, which included facilitating contractor mobilisation to an asset-led model

For more information on safety refer to bhp.com/safety

6.2 Our sustainability approach

The way we produce our commodities and how we responsibly manage our sustainability-related impacts is critical to our future. Our stakeholders and partners are increasingly focused on our sustainability performance and use it as a key metric in assessing BHP and our industry.

We define our approach to sustainability through our purpose and Our Values, which are governed through our *Global Standards*. These standards describe our mandatory minimum performance requirements and provide the foundation for sustainability performance at our operated assets and in our functions.

Our social value framework expands on and deepens our long-standing commitment to sustainability.

For information on our approach to social value, including the aspirational goals and associated metrics we have set for ourselves, refer to **OFR 6.5**

For information on our governance of sustainability, including the FY2024 improvement project for our internal Group-wide standards, refer to **OFR 6.3**

There are a number of voluntary global sustainability frameworks, standards, benchmarks and initiatives that we seek to comply with. We continue to report against the Global Reporting Initiative (GRI) Standards, the Sustainability Accounting Standards Board (SASB) Mining and Metals Standards and the recommendations of the Taskforce on Climate-related Financial Disclosures (TCFD) in addition to engaging on consultations relating to the International Sustainability Standards Board (ISSB) standards. During FY2024, the trend towards mandatory sustainability-related reporting frameworks increased, and we continue to monitor these developments for their potential application to BHP, including the proposed Australian Sustainability Reporting Standards (ASRS), the EU Corporate Sustainability Reporting Directive (CSRD) and the EU Corporate Sustainability Due Diligence Directive (CSDDD).

For information on our engagement with climate-specific regulatory developments refer to **OFR 6.9**

In FY2024, we continued our commitment to a number of responsible production and sourcing standards, which require self-assessment and third-party verification of management systems and performance at an asset, operation or facility level. These standards, such as the International Council on Mining and Metals (ICMM) Performance Expectations, Towards Sustainable Mining and the Copper Mark, require disclosure of our performance against detailed requirements across a broad range of sustainability topics.

Details of the voluntary sustainability standards that we have reported against for FY2024 are set out in the BHP ESG Standards and Databook 2024.

The **BHP ESG Standards and Databook 2024** is available at bhp.com/ESGStandards2024

Our Modern Slavery Statement 2024 is prepared under the Australian Modern Slavery Act 2018 and UK Modern Slavery Act 2015 and outlines our management of modern slavery risks. In May 2024, BHP Canada Inc. published its first modern slavery statement under Canada's newly enacted Fighting Against Forced Labour and Child Labour in Supply Chains Act for the financial year 1 July 2022 to 30 June 2023.

The **BHP Group Modern Slavery Statement 2024** is available at bhp.com/MSS2024

Treatment of former OZ Minerals and divestment of Daunia and Blackwater coal mines

This Report includes FY2024 sustainability-related data and information relating to the former OZ Minerals operations that form part of our Copper South Australia asset and the West Musgrave Project (acquired as part of BHP's acquisition of OZ Minerals on 2 May 2023), unless expressly stated otherwise in the relevant section. Prior year sustainability-related data and information has not been adjusted and restated unless expressly stated otherwise. Former OZ Minerals Brazil sustainability-related data and information has been excluded from this Report unless otherwise expressly stated. Where OZ Minerals Brazil data is included as required to meet legal and regulatory requirements or as necessary to meet applicable voluntary standards and benchmarks, that data has been prepared in accordance with former OZ Minerals standards due to ongoing strategic review of these assets by BHP.

This Report includes sustainability-related data and information relating to BMA's Daunia and Blackwater coal mines up to completion of their divestment on 2 April 2024, unless expressly stated otherwise in the relevant section.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 31

6.3 Sustainability governance

The BHP Board has oversight of our sustainability approach and performance and is supported by each of its Committees.

For information on BHP's governance structure, including the work of the Board and each Committee refer to the **Corporate Governance Statement**

For information on the governance of climate change refer to **OFR 6.9** and the **BHP Climate Transition Action Plan 2024** available at bhp.com/CTAP2024

During FY2024, we launched our new *Global Controlled Documents* suite following an improvement project to streamline the mandatory minimum performance requirements set in our internal Group-wide standards. This included updates across the suite of sustainability-related *Global Standards* (previously *Our Requirements* standards) relating to Climate Change, Environment, Community and Indigenous Peoples and the introduction of a new *Social Value and Sustainability Global Standard*. These improvements seek to make our requirements and our ways of working easier for our people to understand and apply.

External versions of key sustainability-related elements of these *Global Standards* are available at bhp.com/about/operating-ethically/corporate-governance

Our management-level Sustainability and ESG Steering Committee (ESG SteerCo) undertakes review of a range of cross-functional and strategic issues relating to key sustainability and ESG topics. Issues under the remit of the ESG SteerCo are driven by regular assessment of materiality and relative priority and determined in line with BHP's social value framework pillars. In FY2024, the membership of the ESG SteerCo included the Chief Legal, Governance and External Affairs Officer, the Chief Operations Officer, the Chief Commercial Officer, the Chief Financial Officer and the Presidents of Minerals Americas and Minerals Australia from the Executive Leadership Team (ELT) as well as sustainability and ESG leaders within BHP. Matters considered by the ESG SteerCo may also be subject to review or approval by the ELT and the Board or its Committees, in accordance with their remits.

The ESG SteerCo met four times during FY2024. They discussed topics including our community and human rights impact and opportunity assessments, nature-positive plans to support progress against our 2030 Healthy environment goal, environmental performance, sustainability standards strategy and implementation, and preparation of our Climate Transition Action Plan 2024.

Our approach to sustainability

Purpose led

Our purpose underpins everything we do and is central to our sustainability approach.

To bring people and resources together to build a better world

Strong foundations

Through our purpose, Our Values, strategy and operating model, we set the direction for the way we do business. We build strong foundations through meeting our compliance obligations and operating within our social licence. We manage this through our *Global Standards*, which set the mandatory minimum performance standards for BHP, our ongoing opportunity and threat management and meeting the sustainability standards that we commit to.

Social value

Building on strong foundations, we aspire to create social value for society that is purposeful, proactive, mutually beneficial and respectful.

In June 2022, we launched our social value framework, focused on the six pillars of Decarbonisation, Healthy environment, Indigenous partnerships, Safe, inclusive and future-ready workforce, Thriving, empowered communities and Responsible supply chains.

Each pillar is anchored to an aspirational 2030 goal and underpinned by a set of metrics to measure performance and milestones to track progress:

- **Decarbonisation**
- **Healthy environment**
- **Indigenous partnerships**
- **Safe, inclusive and future-ready workforce**
- **Thriving, empowered communities**
- **Responsible supply chains**


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32 BHP Annual Report 2024

6 Sustainability continued

6.4 Material topics for sustainability reporting

Annual sustainability materiality assessment

Each year we determine which sustainability topics are considered most material to our business, partners and stakeholders for the purpose of our sustainability-related reporting (which may differ from the materiality standards applied by other reporting regimes) by undertaking an impact materiality assessment in alignment with the recommendations of the GRI. These topics are referred to as our material sustainability topics. The findings of this assessment help us determine the information our stakeholders are seeking and therefore the material sustainability topics for disclosure in OFR 6. In FY2024 we have consolidated the material topics within OFR 6 compared to FY2023 and we have reported on value chain sustainability and tailings storage facilities within OFR 6.4, sexual harassment within OFR 6.6, and digital security and data privacy within OFR 8.1.

Our materiality assessment considers our potential and actual positive and negative impacts by an assessment of a broad range of inputs, including BHP's material risk profile (refer to OFR 8), information recorded in our internal event management system, our social value framework, topics raised at our Annual General Meeting (AGM) and industry standards and guidance. Our assessment aims to capture our external partners' and stakeholders' perspectives through incorporating consideration of issues raised at our AGM and investor roundtables, industry sustainability standards and guidance, sustainability-related regulatory focus areas, and relevant media articles about our impacts. Sustainability-related impacts can arise from our direct operational activities, such as managing tailings storage facilities, or result from activities within our value chain, such as procuring goods and services from our suppliers. We aim to address this in our materiality assessment by considering a broad range of inputs and perspectives. Our material sustainability topics are reviewed by the Sustainability Committee annually.

For more information on our materiality assessment for sustainability reporting refer to bhp.com/sustainability

The material sustainability topics identified in this assessment are shown against our social value pillars, as illustrated in the table on page 33 together with the sections of OFR 6 that address these topics and the most relevant risk factors as described in OFR 8.1, and are largely consistent with FY2023.

For more information on the process by which we identify and manage risk at BHP and our risk factors, which include sustainability-related risks, refer to **OFR 8**

Respecting human rights

We recognise we have the potential to cause, contribute to or be directly linked to human rights impacts through our operations and supply chain primarily relating to workplace health and safety, labour rights, activities of security providers, land access and use, water and sanitation, community wellbeing, and Indigenous peoples' rights relating to culture, identity, traditions and customs.

Our Human Rights Policy Statement and relevant standards outline our commitment and approach to respecting human rights and the principles by which we conduct our human rights due diligence. This involves taking a rights-based approach for our own operations and for modern slavery-related risks in our supply chain to identify and assess actual and potential impacts, considering how impacts may affect people, integrating and acting upon the findings, monitoring effectiveness, and communicating how actual and potential impacts are addressed.

In FY2023, BHP developed and commenced implementation of a globally consistent methodology for our community and human rights impact and opportunity assessments (CHRIOAs), which identified potential impacts and risks to local communities where we operate. The methodology design incorporated consideration of relevant human rights in accordance with our Human Rights Policy Statement, views from our stakeholders and the United Nation Guiding Principles on Business and Human Rights (UNGPs) approach to identifying and prioritising salient human rights issues. During FY2024 an external human rights expert reviewed the approach and provided feedback on the CHRIOA process to further strengthen our approach to identifying potential human rights impacts which we will seek to incorporate in FY2025. The methodology is described in more detail in OFR 6.11.

Responsible sourcing and production standards performance

We recognise there are sustainability-related opportunities and impacts across our value chain. BHP has voluntarily committed to the adoption of a set of external standards for the responsible production and sourcing of minerals and metals, as outlined in OFR 6.2. Our performance is assured against these standards by an independent third party and this allows us to more transparently demonstrate to our stakeholders our intent to be a responsible actor within the mining and metals industry and within global value chains for our products. This also helps us align with sustainability-related requirements set out by national mining associations, industry associations, commodity exchanges and relevant emerging regulations.

Relevant Australian operated assets continued to progress implementation of the Towards Sustainable Mining framework, as part of the three-year implementation phase and in preparation for public reporting by the end of CY2025.

Our Escondida and Spence operations in Chile and Olympic Dam operations in Australia were previously assured against The Copper Mark Criteria Guide (reference 24 January 2020) and continue work to prepare for their next assessments. The Copper Mark is a voluntary assurance framework that independently assesses participants against 32 performance criteria across environmental, social and governance dimensions.

During FY2024, Escondida, Spence, Olympic Dam and Nickel West (which produced brands listed on the London Metal Exchange (LME)) successfully completed third-party verification for the FY2023 period against the Joint Due Diligence Standard (JDDS) as an OECD-aligned and LME-approved standard. For Escondida, Spence and Olympic Dam, JDDS certificates were issued under the broader Copper Mark certification while Nickel West was issued a standalone JDDS certificate by The Copper Mark.

Our Responsible Minerals Program (RMP) is our minerals and metals supply chain due diligence program that applies to minerals and metals that we source from third parties (either for feedstock or third-party trading purposes). The RMP has been designed to align with the OECD's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. We are currently undertaking a project to develop and integrate an expanded scope of environmental risks that will seek to align the due diligence undertaken within the RMP with the OECD's Handbook on Environmental Due Diligence in Mineral Supply Chains.

Under the Responsible supply chains pillar of our social value framework, we seek to create sustainable, ethical and transparent supply chains together with our partners. One of the FY2024 short-term milestones within the Responsible Supply Chains pillar outlined in OFR 6.5 that we met was to determine ethical supplier improvement plans with partners, where required. The Ethical Supply Chain and Transparency (ESCT) team within Compliance reviews audit reports prepared by our third-party audit provider and monitors corrective action taken by suppliers in response to audit findings.

For more information on our supplier due diligence approach refer to the Summary of FY2024 audits in the **BHP Group Modern Slavery Statement 2024** available at bhp.com/MSS2024

For more information on our Responsible Minerals Program refer to our **Responsible Minerals Program Report 2024** available at bhp.com/-/media/documents/environment/2024/240827_BHPResponsibleMineralsProgramReport2024

For more information on our approach to value chain sustainability refer to bhp.com/sustainability/value-chain-sustainability

Global Industry Standard on Tailings Management

As an ICMM member, BHP has committed to achieving alignment with the Global Industry Standard on Tailings Management (GISTM) for all BHP-operated tailings storage facilities (TSFs). BHP is focused on safety and the integrity of TSFs at our operated assets to protect people and the environment. In August 2023, we disclosed an overview of our conformance against the GISTM for our TSFs with a GISTM classification of Very High or Extreme rated facilities as at 31 July 2023 (excluding the four TSFs introduced to the BHP portfolio by the acquisition of OZ Minerals in May 2023), based on a self-assessment. Our August 2024 public disclosure is an update of the 2023 disclosure, and also includes the results of third-party validation of 10 of these TSFs and the remainder will be included in future disclosures.

In accordance with the timeline for members of the ICMM, work towards GISTM conformance has been progressed for the 49 remaining BHP-operated TSFs and we plan to disclose an overview of our conformance in August 2025. Further detail is reported in the GISTM public disclosure document.

For our **Global Industry Standard on Tailings Management Public Disclosure 2024** refer to bhp.com/sustainability

For more information on tailings storage facilities refer to bhp.com/sustainability/tailings-storage-facilities

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 33

Material topics and impacts for sustainability reporting

Material topic and overview of potential and actual impacts	Most relevant risk factors	SDG index	Read more
Decarbonisation			
Climate change We recognise climate change may pose risks to fundamental human rights, including the rights to life, health, food and an adequate standard of living. We continue to work towards our climate change targets and goals and the implementation of our climate change adaptation strategy.	8.1 Operational events 8.1 Significant social or environmental impacts 8.1 Low-carbon transition 8.1 Inadequate business resilience	7, 13	6.9 Climate change
Healthy environment			
Biodiversity and land management The nature of our operations can have significant environmental impacts and those impacts can adversely affect human rights.	8.1 Operational events 8.1 Significant social or environmental impacts 8.1 Inadequate business resilience	11, 15	6.10 Environment and nature – biodiversity
Water Access to safe, clean water is a basic human right and water is essential to maintaining healthy ecosystems, cultural and spiritual values and sustaining economic growth. Unmanaged or uncontrolled operational water-related risks have the potential to adversely impact the health and safety of our employees, contractors and community members, spiritual and cultural values, communities, environmental resources, BHP's legal rights to continue operations and compliance with regulations.	8.1 Operational events 8.1 Significant social or environmental impacts 8.1 Inadequate business resilience	6	6.10 Environment and nature – oceans and fresh water
Indigenous partnerships			
Indigenous peoples Many of our operations globally are located on or near Indigenous traditional lands and we acknowledge that potential impacts of our operations may extend beyond direct physical impacts and include impacts on intangible cultural heritage or on Indigenous peoples' culture and way of life.	8.1 Operational events 8.1 Significant social or environmental impacts 8.1 Ethical misconduct	8	6.12 Indigenous peoples
Safe, inclusive and future-ready workforce			
Safety The nature of our business is such that our workforce can be exposed to risks that can impact their safety and long-term wellbeing.	8.1 Operational events 8.1 Inadequate business resilience	8	6.1 Safety
People Our ambition is to have a workforce that is truly representative of the societies where we operate, across attributes of indigeneity, gender, age, race, disability, sexuality, carer and veteran status and the intersectionality between them. We acknowledge the presence of sexual harassment and sexual assault in the mining industry and BHP considers it a material health and safety risk.	8.1 Significant social or environmental impacts 8.1 Ethical misconduct	5, 10	6.6 People
Health We recognise our working environments can impact and potentially expose our workforce at our offices and operated assets to potential health and wellbeing impacts.	8.1 Operational events 8.1 Inadequate business resilience	3, 8	6.7 Health
Thriving, empowered communities			
Community Human rights of community members may potentially be impacted, including rights related to freedom of expression and self-determination as well as economic, social and cultural rights, such as health and wellbeing, work, adequate housing and water and sanitation.	8.1 Operational events 8.1 Significant social or environmental impacts 8.1 Ethical misconduct	8	6.11 Community
Other			
Ethics and business conduct Corruption can adversely impact the human rights of community members.	8.1 Ethical misconduct 8.1 Accessing key markets	16	6.8 Ethics and business conduct

34 BHP Annual Report 2024

6 Sustainability continued

6.5 2030 goals

Our social value scorecard

Our social value framework, 2030 goals and social value scorecard were first published in June 2022. Since then, we have worked to embed social value into our decision-making through processes and systems, such as:

- carrying out social value assessments for our operated assets to identify social value priorities ahead of the annual planning cycle
- utilising our non-economically quantifiable impact (NEQI) framework to systematically identify, consistently evaluate and transparently present actual and potential social value impacts for consideration in our investment decisions where applicable

We provide progress on our 2030 goals through our social value scorecard. The scorecard is intended to evolve over time as our plans mature and to keep pace, as appropriate, with our internal and external environment. Our performance in FY2024 against the scorecard and our new FY2025 milestones are provided on page 35 to demonstrate our progress towards our 2030 goals.

For more information on how the metrics and milestones support progress towards our 2030 goals and the methods we use to measure progress refer to the **BHP ESG Standards and Databook 2024** available at bhp.com/ESGStandards2024

Social investment

Guided by our social value framework, our social investment aims to make a meaningful contribution to addressing the sustainable development challenges of most relevance to our business, partners and stakeholders.

In FY2024, our voluntary social investment totalled US$136.7 million. This investment consisted of US$102.4 million in direct funding for initiatives in line with our social value framework, US$15.2 million to non-operated joint venture social investment programs, and US$1.8 million under the BHP Matched Giving Program. Administrative costs to facilitate social investment activities totalled US$12.5 million and US$6.4 million supported the operations of the BHP Foundation.

For more information on our social investment, including case studies and performance against our global social investment indicators, refer to bhp.com/sustainability/approach/social-investment

For more information on the **BHP Foundation** refer to bhp-foundation.org


BHP
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PROUDLY
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Mt Arthur Coal
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These footnotes refer to the next page

1. With widespread adoption expected post 2030. We have revised the language used in our medium-term goal for steelmaking to provide greater clarity and reflect the range of steelmaking process routes that now form part of our strategy. This is due to technology advances as well as the evolution of our strategy. For more information refer to the BHP Climate Transition Action Plan 2024 available at bhp.com/CTAP2024.
2. For the definition of the terms used to express these positions, including 'target', 'goal', 'net zero', 'carbon neutral' and 'operational GHG emissions' refer to Additional information 10.4. For more information on the essential definitions, assumptions and adjustments for our targets and goals refer to Metrics, targets and goals in OFR 6.9.
3. Nature-positive is defined by the TNFD Glossary version 1.0 as 'A high-level goal and concept describing a future state of nature (e.g. biodiversity, ecosystem services and natural capital) which is greater than the current state'. We understand it to include land and water management practices that halt and reverse nature loss – that is, supporting healthy, functioning ecosystems. BHP intends to review this definition in FY2025, in light of the recently revised TNFD Glossary version 2.0 (June 2024) definition of nature-positive.
4. Excluding areas we hold under greenfield exploration licences (or equivalent tenements), which are outside the area of influence of our existing mine operations. 30 per cent will be calculated based on the areas of land and water that we steward at the end of FY2030. For more information refer to the BHP ESG Standards and Databook 2024 available at bhp.com/sustainability. For an overview of the operational area (i.e. disturbed area) and non-operational area within our own operational footprint that is the boundary of our 2030 Healthy environment goal, and their size and relativity to one another refer to the infographic in OFR 6.10.
5. For our FY2024 key metric, while some of the land related to the Daunia and Blackwater mines is pending transfer following BMA's divestment of these mines on 2 April 2024, these areas are no longer under BMA's control or operated for BMA's benefit so have been excluded from the areas of land and water we stewarded at 30 June 2024.
6. Cultural diversity in our workforce will be measured based on our substantive progress towards reflecting the cultural diversity of the societies where we operate.
7. Baseline year and performance data adjusted; for the adjustments we make, refer to Climate-related metrics, targets and goals beginning on page 52 in OFR 6.9.
8. CY2008 was selected as the baseline year for this goal to align with the base year for the International Maritime Organisation's CY2030 emission intensity goal and its corresponding reasoning and strategy. Baseline and performance data have been adjusted to only include voyages associated with the transportation of commodities currently in BHP's portfolio due to the data availability challenges of adjusting by asset or operation for CY2008 and subsequent year data. GHG emissions intensity calculations currently include the transportation of copper, iron ore, steelmaking coal, energy coal, molybdenum, uranium and nickel. Baseline and performance data have also been adjusted for a methodology change to use maritime transport emission factors from EU Regulation 2023/1805, after The British Standards Institution EN 16258 standard (the source of the emission factors we previously used) was withdrawn in CY2023.
9. Excluding in-kind contributions.
10. Area under stewardship that has a formal management plan that includes conservation, restoration or regenerative practices. 1.62 per cent is calculated based on the areas of land and water that we stewarded at 30 June 2024, as per footnote 4. For more information refer to the BHP ESG Standards and Databook 2024, available at bhp.com/sustainability.
11. Natural capital accounts are a way to measure the amount, condition and value of environmental assets in a given area. They help describe changes in ecosystems and how these impact wellbeing and economies.
12. Point in time data at 30 June 2024.
13. 8.3 per cent refers to Indigenous employee participation at Minerals Australia operations. Total Indigenous employee participation in Australia, including non-operational roles (1.9 per cent), was 7.5 per cent at 30 June 2024.
14. 11.2 per cent refers to Indigenous employee participation at the Jansen potash project and operation in Canada.
15. 10.1 per cent refers to Indigenous employee participation at Minerals Americas operations in Chile.
16. Since publishing our FY2023 scorecard, we have updated the methodology we use to track our 'Progress to plan' key metric and this change is reflected in our FY2024 performance against this metric. We had previously intended the metric would be Indigenous partner-measured (using a traffic light score) on satisfaction in relation to the milestones agreed in relevant partnerships, as co-designed in our regional Indigenous Peoples Plans. This update clarifies our intention to report on 'Progress to plan' in relation to our progress against the current or planned regional Indigenous Peoples Plans in Australia, Canada and Chile. The updated methodology for this metric aligns with the reporting methodology for the finalised regional plans, including the Australian Reconciliation Action Plan (RAP) published in May 2023 and the Canada Indigenous Partnerships Plan (CIPP) approved in June 2024 and published in August 2024, both of which will report on progress against the milestones co-designed in each plan. Australia is the only region with data available to report on its first year of progress against the RAP in FY2024, therefore the social value scorecard metric for Australia is considered 'on track' for FY2024. The first progress report for Canada on our co-designed CIPP will be made in our Annual Report 2025. We are still developing our regional Indigenous Peoples Plan for Chile. We have retained the Indigenous partner-measured methodology for measuring the 'Present relationship health' key metric. For more information refer to OFR 6.12 and the BHP ESG Standards and Databook 2024 available at bhp.com/ESGStandards2024.
17. Indigenous partners who participated in the relationship health check project in FY2024 considered and provided feedback on social, cultural and commercial aspects of their relationship with BHP and provided a rating on a 0-10 scale on the present health of their relationship with BHP – 0 is very poor, 5 is average, and 10 is very good. For more information refer to OFR 6.12.
18. Reduction in life-altering injury or illness includes life-altering or long-term permanent disabling injuries and illnesses as defined by BHP's Risk Framework. Since we commenced measuring our life-altering injury and illness metric, we have learned that a longer measurement period is required for analysis to allow for the classification of more chronic conditions. Therefore, it will not be reported on in this Report or included as a key metric in the social value scorecard in FY2025. This reflects a change from what we proposed in our FY2023 social value scorecard and so we have retained this metric in our FY2024 scorecard (without reporting against it) to explain the change in approach. The two main illness and injury types that influence life-altering injury or illness for BHP are musculoskeletal cases and noise-induced hearing loss cases, both of which we report on in OFR 6.7.
19. Co-design requires meaningful engagement and contribution to the plan from a variety of interested stakeholders. For an overview of our approach to co-design and co-creation (terms which we use interchangeably) refer to OFR 6.11.
20. This includes contribution to suppliers, wages and benefits for employees, dividends, taxes, royalties and voluntary social investment. For more information refer to the BHP Economic Contribution Report 2024.
21. Net Promoter Scores (NPS) show respective feedback from our customers and suppliers, and measure the willingness of our customers/suppliers to recommend BHP to others. NPS is used as a proxy for gauging overall satisfaction.
22. This milestone was achieved by developing a Group-level framework for nature-positive plans to achieve the 2030 Healthy environment goal (BHP Healthy environment goal roadmap).
23. Refer to OFR 6.10 for more information regarding the BHP Healthy environment goal roadmap.

Contents Overview **Operating and Financial Review** Governance Financial Statements Additional Information 35

Social value scorecard

PLANET PEOPLE PROSPERITY

	Decarbonisation	Healthy environment	Indigenous partnerships	Safe, inclusive and future-ready workforce	Thriving, empowered communities	Responsible supply chains
2030 goals	At least 30% reduction in operational GHG emissions; support 40% GHG emissions intensity reduction of BHP-chartered shipping of our products, and support industry to develop steel production technology capable of 30% lower GHG emissions intensity relative to conventional blast furnace steelmaking.[1,2]	Create nature-positive[3] outcomes by having at least 30% of the land and water we steward,[4,5] under conservation, restoration or regenerative practices. In doing so we focus on areas of highest ecosystem value both within and outside our own operational footprint, in partnership with Indigenous peoples and local communities.	Respectful relationships that hear and act upon the distinct perspectives, aspirations and rights of Indigenous peoples and support the delivery of mutually beneficial and jointly defined outcomes.	A thriving workforce that is safe, healthy, gender balanced at every level, culturally diverse[6] and inclusive and skilled for the future.	Partner with communities and stakeholders to co-create and implement plans that deliver jointly defined economic, social and environmental outcomes.	Together with our partners, we create sustainable, ethical and transparent supply chains.
Key metrics	**32%** Reduction in operational GHG emissions (Scopes 1 and 2 emissions from our operated assets) from FY2020[7] **42%** Reduction in GHG emissions intensity of BHP-chartered shipping of our products from CY2008[8] **$140 million** Committed in steelmaking partnerships and ventures to date (US$)[9]	**1.62%** Area under nature-positive management practices[10] **0** Assets with natural capital account[11]	Indigenous employee participation[12] **8.3%** Australia[13] **11.2%** Canada[14] **10.1%** Chile[15] **$609m** Indigenous procurement spend (US$) Progress to plan[16] Australia Canada Chile Present relationship health[17] Chile 4.5 Aus 5.2 Can 7.3	Reduction in life-altering injury or illness[18] **87%** Engagement and Perception Survey wellbeing score **37.1%** Female employee[12] participation	**7** Assets have co-created host community plans **100%** Co-designed[19] outcomes on track according to plan **$49.2bn** Total economic contribution (US$)[20]	**62** Customer Net Promoter Score (NPS)[21] **52** Supplier Net Promoter Score (NPS)[21]
Short-term milestones FY2024	Complete a pilot scale Electric Smelter Furnace design study Commence construction of boiler diesel displacement solution Delivery of equipment for proof-of-concept trials for electrified rail and excavator solutions Engage the market to introduce additional lower/zero GHG emission BHP-chartered vessels through industry partnerships	Establish 'nature-positive' plans[22] to deliver the Group-level 2030 goal	Indigenous voices and perspectives are incorporated into co-designed priorities in each region	>90% implementation of controls identified and approved through the Fatality Elimination Program and assigned to FY2024 Female employee[12] participation exceeds 37%	Co-design external community-facing targets	Implement LME Responsible Sourcing requirements Complete ICMM Performance Expectations for all operating assets Determine ethical supplier improvement plans with partners, where required
Short-term milestones FY2025	Commence proof-of-concept trials for battery electric equipment in collaboration with original equipment manufacturers Continue development of the direct reduced iron electric smelting furnace pathway to plan	Commence implementation of BHP Healthy environment goal roadmap[23]	Indigenous voices and perspectives are incorporated into co-designed priorities in each region	Improvement on key metrics from FY2024 performance	Co-creation further embedded in internal practice	Engage with suppliers through our audit program to monitor implementation of corrective actions plans, where required Implement NGO partnerships to build increased reach and capabilities in BHP's Ethical Supply Chain and Transparency program
Read more	OFR 6.9 Climate change Climate Transition Action Plan 2024	OFR 6.10 Environment and nature	OFR 6.12 Indigenous peoples	OFR 6.1 Safety OFR 6.6 People OFR 6.7 Health	OFR 6.11 Community	BHP Group Modern Slavery Statement 2024 BHP Responsible Minerals Program Report 2024

Indicators: Complete Improved On track Partially met New/revised No change/data not available Not on track

See previous page for footnotes

36 BHP Annual Report 2024

6 Sustainability continued

6.6 People

Our more than 90,000 employees and contractors around the world are the foundation of our business. We aim to attract and retain the best people and our distinctive way of working through the BHP Operating System (BOS) seeks to empower our people to bring the best of themselves to improve their work every day.

Our Values set the tone for our culture and are a unique part of our competitive advantage. Our Values are a declaration of what we stand for and are designed to guide our behaviour and decision-making, as we work together in the pursuit of delivering on our purpose. In today's dynamic, uncertain world, anchoring our decision-making to a clear set of values remains as important as ever. In FY2024, we engaged with employees, partners and other stakeholders as we sought to redefine Our Values in a way that builds upon our rich history, while also reflecting BHP today. Our refreshed Values were launched in May 2024. They are simple and designed to enable our people to be ready to move quickly and deliberately to create and act on opportunities and navigate challenges as they arise. Our refreshed Values are:

Do what's right	Seek better ways	Make a difference
A sustainable future starts with safety and integrity, building trust with those around us.	Listening to learn and inspiring challenge is how we drive progress.	The accountability to act, create value and have impact is on each of us, every day.

Developing our capabilities and an enabled culture

We invest in the development of our people to build capability and drive stronger performance.

In support of work to deliver the capabilities for today and tomorrow, BHP's FutureFit Academy (located in Western Australia and Queensland) provides a pathway for new employees, some of whom have never worked in our industry before, to join Minerals Australia through an accredited maintenance and production traineeship or a trade apprenticeship. Once trained and qualified, employees move to one of our Australian assets. The strong partnership between vocational educational institutions and our FutureFit Academy facilitates the provision of nationally accredited qualifications and is a unique attraction and retention lever for BHP.

The FutureFit Academy is designed as an inclusive learning environment, welcoming employees who are new to the industry and providing permanent employment from day one. As at the end of FY2024, our student cohort included 80 per cent female participation and was made up of over 20 per cent Indigenous intake.

The FutureFit Academy expanded in FY2024 to provide a larger footprint in Perth, Western Australia, moving to a purpose-built learning centre that includes fabrication and auto electrical trades in addition to the core mechanical fitting and heavy diesel programs. A satellite FutureFit Academy was also established in Newman, Western Australia, providing a belt splicing program for experienced students.

Our intern and graduate programs also serve to attract and develop emerging talent for critical skills we need for the future. In FY2024, we had 60 first-year university students participate as part of our First-Year Internship Program across Australia. The program aims to boost enrolments in Australian resource-related tertiary degrees by exposing science and engineering students to mining careers. In FY2024, an additional 147 university students joined the BHP Internship Program for five to 24 weeks to gain experience in their chosen field of study through on-the-job learning, working on mine sites alongside technical professionals. Our selected interns have early access to apply for our annual graduate program intakes. In FY2024, we onboarded 177 employees into our graduate program across Australia, Chile, Canada, Singapore and the United States, to meet the needs for future skills across our operations and functions in those regions.

To support our focus to build leader capability and drive stronger performance, we conduct multi-level leadership development programs. The Senior Leadership Forum is intended to develop senior leaders through shared goals and context. In FY2024, this forum was delivered quarterly with a summit held in late FY2024 to further engage our senior leaders in relation to our purpose, strategy and operating system, and to launch the refreshed Our Values. Additionally, we also continue to facilitate an Integrated Leadership Forum for general managers on a quarterly basis to align this next critical cohort of leaders. Further, around 2,000 leaders including supervisors, superintendents and managers attended BHP Distinctive Leaders programs in FY2024, focused on developing their ability to lead inclusively, ethically and through complexity.

We ask our employees and contractors about their experiences working with BHP via an Engagement and Perception Survey twice a year. After each survey, our team leaders assess what is working well and what they can learn from others before taking action to address improvement areas. Additionally, this survey is used to measure progress against a wellbeing metric within the Safe, inclusive and future-ready workforce pillar in our social value scorecard. In March 2024, we had a response rate of 82 per cent of employees, with 24,000 contractors also providing feedback. We achieved a strong result, with 80 per cent of participants responding favourably to questions related to their engagement and connection to BHP and 87 per cent to questions related to their wellbeing.

Inclusion and diversity

We believe an inclusive and diverse workforce promotes engagement, safety and productivity, and is valued by prospective employees as well as our current workforce.

Our Inclusion and Diversity Position Statement confirms our vision, commitment and contributions to inclusion, equity and diversity. Since 2016, we have been embedding flexible working, ensuring our facilities and equipment are purpose-fit by partnering with our supply chain partners, and undertaking work to mitigate bias in our systems with the aim of creating workplaces that are safe and inclusive for a diverse range of people.

Our goal is to attract and retain a workforce that is representative of society. We do this by implementing measures designed to address the barriers and impacts of bias and discrimination experienced by people within underrepresented groups, through listening to their experience and gaining insights from our engagement surveys and our voluntary self-identification survey, 'Tell Us About You'. As of February 2024, over 11,000 of our employees had completed the survey.

We also recognise pay is a critical mechanism for creating gender equality. To help mitigate gender pay disparities and prevent the creation of pay gaps, we continue to drive improvements in our systems and processes to remove systemic bias. As an example, our recruitment processes include a 'blind reward' process, which is designed to reduce potential bias in remuneration offers at the time of hire. We use global best practice methodologies to calculate the pay gap between men and women in like-for-like or comparable roles. We analyse our pay data and conduct gender pay equity reviews at least annually. The results of the pay equity reviews are reported to the BHP People and Remuneration Committee. Our FY2024 employee remuneration data, including a breakdown by gender, is available in the ESG Standards and Databook 2024.

Gender balance[1]

In CY2016, we announced our aspiration to achieve gender balance within our employee workforce globally by the end of CY2025, which we define as a minimum 40 per cent women and 40 per cent men. This has also been included as one of the key metrics we measure progress against our Safe, inclusive and future-ready workforce pillar in our social value scorecard.

We increased the participation of women working at BHP in FY2024 by 1.9 percentage points compared to FY2023, with around 10,500 more female employees at the end of FY2024 than FY2016. As at 30 June 2024, women represented 37.1 per cent of our employee workforce. Since we first set our gender balance aspiration in 2016, BHP has more than doubled the participation of women (from 17.6 per cent to 37.1 per cent). We also reached a significant milestone during FY2024 achieving over 40 per cent participation of women in our employee workforce across the Minerals Americas operations in Chile, and as at 30 June 2024 this was 40.9 per cent.

1. Based on a 'point in time' snapshot of employees as at 30 June 2024, including employees on extended absence, as used in internal management reporting for the purposes of monitoring progress against our goals. New hires is based on a 12-month period from 1 July 2023 to 30 June 2024. 'People leaders' are defined as employees with one or more direct reports. 'Senior executives' are defined as employees in the Executive Leadership Team (ELT) and direct reports to the ELT in grade 15 and above roles. Figures reported do not include employees of BHP Mitsubishi Alliance's Blackwater and Daunia operations, sold to Whitehaven Coal during FY2024.

Contents Overview **Operating and Financial Review** Governance Financial Statements Additional Information 37

The gender breakdown of new hires in FY2024 was 48.1 per cent men and 51.9 per cent women. We improved our participation of women in leadership in FY2024 by 2.0 per cent compared to FY2023. As at 30 June 2024, 31.7 per cent of people leaders were women and of our senior executives 40.9 per cent were women and 59.1 per cent were men.

For operational teams, a focus on roster and job redesign is designed to support greater female participation. Our Bamboo flexible work program is an example of this.

Case study – Bamboo flexible work program

In FY2024, our Bamboo flexible work program was a finalist in the Chamber of Minerals and Energy of Western Australia Women in Resources Awards. Founded in 2019 at Newman Operations, the Bamboo program is a residential gender diversity initiative that supports the attraction and retention of women in historically male-dominated roles. The Bamboo program is targeting an 80 per cent female intake from the Newman township, creating an opportunity for new-to-industry and existing workers to have flexible work options with reduced shift hours, enabling them to actively maintain a career in mining production, specifically haul truck operations.

For more information on the **Bamboo flexible work program** refer to bhp.com/people

Gender composition of employees, leaders and the Board[1,2,3]


Employees
People leaders
30,000
20,000
10,000
0
Male
Female
Male
Female
Executive Leadership Team members
Board members
9
6
3
0
Male
Female
Male
Female
FY2022
FY2023
FY2024

1. Based on a 'point in time' snapshot of employees as at 30 June 2024, including employees on extended absence, as used in internal management reporting for the purposes of monitoring progress against our goals. For FY2024, this does not include employees of BHP Mitsubishi Alliance's Blackwater and Daunia operations, sold to Whitehaven Coal during FY2024.
2. For FY2023, this did not include employees that transitioned from the OZ Minerals business via acquisition on 2 May 2023 (359 female employees and 1,098 male employees at 30 June 2023).
3. For FY2023, some of our employees did not identify as male or female (<0.1 per cent of total employees). These employees were excluded from data presented in the gender composition graphs to protect the privacy of those employees.

Indigenous employment

Indigenous peoples are critical partners of BHP across our operations. We recognise, as part of our global Indigenous Peoples Policy Statement, we can contribute to the economic empowerment of Indigenous peoples by providing opportunities for employment, training and procurement and by supporting Indigenous enterprises.

We have set targets to increase Indigenous employment in our Minerals Australia operations, Minerals Americas operations in Chile and our Jansen potash project in Canada.

Indigenous employee participation[1]



Minerals Americas operations employees in Chile

Period	Target (%)	30 June 2024 (%)
By the end of FY 2025	10.0	10.1



Minerals Australia operations employees in Australia[2]

Period	Target (%)	30 June 2024 (%)
By the end of FY 2027	9.7	8.3



Jansen potash project and operation employees in Canada

Period	Target (%)	30 June 2024 (%)
By the end of FY 2026	20.0	11.2

1. Point in time data at 30 June 2024.
2. Indigenous employee participation overall in Australia at 30 June 2024 was 7.5 per cent, including Minerals Australia operations, 8.3 per cent Indigenous, and non-operational locations, 1.9 per cent Indigenous.

For more information on our 2030 goals related to Indigenous partnerships refer to **6.12**

Racial equity program

There is no place for racism at BHP or anywhere in the community. We recognise and acknowledge racism impacts our people's sense of identity, value, feelings of respect and psychological safety. We are taking action to better understand the prevalence of racism at BHP to promote racial awareness and equity in our workplace, and we recognise there is more still to do.

We continue to take action to increase awareness of and promote reporting, response and investigations in relation to racial harassment matters. In FY2024, across our global operations and offices:

- 109 reports of racial harassment were received into BHP's reporting channels for raising misconduct concerns.
- 42 per cent of the reports received were logged by leaders, on behalf of others.
- 23 investigated cases of racial harassment conduct were established as having occurred.
- Of the 23 established cases, 21 individuals responsible had their employment terminated (or were removed from site if a contractor) or resigned.
- 19 reports of racial harassment were dealt with by a non-investigative resolution pathway at the impacted person's request.

Our racial equity working group is led by Chief Financial Officer Vandita Pant as the executive sponsor and oversees work with a focus on eliminating racism and striving to create an environment free from racial discrimination. As part of its work, this group works alongside our Indigenous engagement teams in Australia, Chile, Canada and the United States.

Throughout FY2024, we continued to progress our work in identifying and addressing structural barriers to equity, and in building awareness and capability in our leaders. We also continued to improve our grievance processes to better support people who tell us when they have experienced racism. Our work in FY2024 included:

- commencing the refresh of a central online platform called RespectHub including the development of a new virtual assistant RespectChat, aimed at providing information and tools to our workforce to prevent and respond to racism, including support options, response pathways and reporting
- launching new chapters of EmBRace (Employees Beyond Race), our employee resource group focused on discussions around race and racial diversity. Local chapters have now been set up in Canada and South Australia, in addition to existing chapters in Western Australia, Queensland, Singapore and Manila

38 BHP Annual Report 2024

6 Sustainability continued

- continuing our internal and external global awareness and communication campaign, the 'people of BHP' series, which aims to celebrate our diversity
- recording and launching a four-part podcast series on racial awareness, with a series of BHP leaders in conversation with external subject matter experts, to continue to support our people to develop a racially aware mindset
- signing up to the RISE Project run by Diversity Council Australia, to commence work in FY2025 to implement organisational change interventions that will help address systemic and organisational barriers for women from culturally and racially marginalised (CARM) backgrounds

LGBT+ inclusion

Our LGBT+ ally employee inclusion group, Jasper, established in 2017, is a natural extension of our inclusion and diversity aspirations. Its membership base grew to around 2,900 at the end of FY2024, with 16 chapters globally.

In FY2024, we continued to advocate for LGBT+ inclusion and partner with charities throughout the communities where we operate, to help our LGBT+ employees develop a strong sense of belonging inside and outside of our offices and our mine sites.

In FY2024, BHP in Chile was recognised by the Human Rights Campaign (HRC) with certification under the HRC Equidad CL program as one of the 'Best Places to Work LGBTI+ 2024'. The certification in Chile is delivered by HRC, Pride Connection and Iguales Foundation and is awarded based on a benchmark assessment of a company's measurable workplace equality and inclusion efforts for the LGBTI+ community.

Disability

To foster a workplace where people with a disability can fully participate and thrive, during FY2024 we progressed the development of our first global Disability Action Plan, which is expected to be launched during the first half of FY2025. The plan seeks to address three strategic pillars – people, culture, systems – to encourage, recognise and promote an active commitment to improving accessibility and disability inclusion.

Though we are early in this journey, recognising that everyone has unique needs and strengths, our ambition is to address and remove barriers so that people with a disability can equitably participate in our workforce.

Employee relations

In Australia, the Federal Government has introduced several tranches of significant industrial relations legislative reforms. In June 2023, this included the introduction of changes to the enterprise bargaining framework with multi-enterprise bargaining. During FY2024, the Federal Government enacted the 'same job same pay' policy, enhanced workplace delegates' rights and empowered the Fair Work Commission to make workplace determinations in the case of intractable bargaining. Not all the legislative reforms have fully commenced operation and we will continue to monitor how they are applied to further our assessment of impacts on BHP and our contracting partners, including the potential to increase labour costs.

In Chile, the 40-hour week regulation was enacted in April 2023 and requires a gradual implementation over the next five-year period to move from 45 to 40 working hours per week. During FY2024, implementation commenced for the collective agreements that were completed, which now include mandatory shift reductions to 42-hour weeks in April 2026 and 40-hour weeks by April 2028. We continue navigating and monitoring progress on a number of legal developments that may have implications for employee relations in Chile, for example, pension reform and branch negotiation regulation.

During FY2024, Minerals Australia participated in 11 collective bargaining processes, with seven enterprise agreements completed (with 23 presently in operation) and four subject to ongoing negotiations as at 30 June 2024. In Minerals Australia, there was one round of collective bargaining where protected industrial action occurred during FY2024 (BMACo OCO Enterprise).

Minerals Americas participated in four collective bargaining processes during FY2024, with three completed prior to 30 June 2024 and one concluded subsequent to 30 June 2024. No protected industrial action occurred during FY2024 at our Minerals Americas operations in Chile.

Payroll review

Review of employee allowances and entitlements

In FY2023, we identified and disclosed two issues with certain allowances and entitlements affecting some current and former employees in Australia. We self-reported these issues to Australia's Fair Work Ombudsman (FWO) and engaged Protiviti, a global assurance firm, to undertake a review of our payroll systems. We are sorry that this has happened and we are working to make this right.

We continue to progress historical remediation of both issues. We have a dedicated hotline and secure online portal in place to support impacted current and former employees and facilitate remediation payments. We encourage any former employees who think they may be impacted by these issues to contact us via the hotline or portal.

Refer to our website bhp.com/payroll-review

The first issue involves certain rostered employees having leave incorrectly deducted on public holidays. OZ Minerals was affected by a similar issue before being acquired by BHP in May 2023. At the end of July 2024, we had identified approximately 35,500 current and former employees who are affected by this issue, dating back to 2010. Progress on remediation includes:

- recrediting leave hours to approximately 19,000 current employees, including employees who had been affected by a similar leave deduction issue at OZ Minerals, before it was acquired by BHP in May 2023
- payments made to approximately 7,500 former employees impacted by this issue, including those who had been affected during a prior period of employment at OZ Minerals
- ongoing endeavours to connect with approximately 9,000 former employees who we have identified as eligible for a payment but have not yet been able to locate with the contact information we have

We aim to complete the majority of public holiday leave deduction payments by the end of FY2025.

The second issue involves current and former employees at Port Hedland in Western Australia Iron Ore (WAIO) who are entitled to additional allowances due to an error with their employing entity in their employment documentation. Following detailed analysis, we have identified approximately 230 current and former employees affected by this issue, dating back to 2013. We are continuing to pay additional allowances to affected current employees. We are also progressing payments to affected current and former employees for historical impacts.

Based on the currently available information, the cost of remediating the leave issue and the employing entity issue, incorporating on-costs, including associated superannuation and interest payments (BHP share), remains in line with the previously recognised US$280 million pre-tax, as reflected in the Group's FY2023 financial results.


SPEN

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 39

Improving our payroll systems and processes

In FY2023 we engaged Protiviti to conduct a review of BHP's payroll systems and framework, including governance, processes, controls and systems. Protiviti's review is ongoing. We are progressing a range of work to improve our global payroll systems and processes, including embedding stronger governance, controls and processes and continuing to invest in the right capabilities to meet the needs of our broad operations and workforce into the future. We expect this work to continue over the next few years.

We will continue to engage with the FWO and other relevant government agencies as we progress this work.

The Board and CEO have taken these issues seriously and a range of consequences have been implemented for employees in connection with these issues. Specifically, the Board has determined that the CEO's FY2024 CDP outcome will include a 4.3 percentage point reduction to reflect his ultimate accountability for BHP's payroll systems. This CDP reduction for the CEO in FY2024 is US$185,000 and is equivalent to 25 per cent of the CEO's target annual short term incentive pro-rated for the portion of the relevant period that he was CEO. For others with accountability for BHP's payroll issues (including current and prior ELT members) there have been reductions determined in the variable remuneration outcomes ranging between 25 per cent to 100 per cent of relevant annual target variable pay.

Other consequences have ranged from letters of warning, remuneration consequences and termination of employment.

Further detail is provided in the Remuneration Report.

Sexual harassment

The safety of our employees and contractors is paramount. Our priority is to ensure our workplaces are safe and inclusive for all and to enact our culture of care. This includes the elimination of sexual harassment, which we recognise is unequivocally unacceptable. We encourage our people to be active bystanders through education and leadership role modelling and to report incidents so we can provide appropriate support and more effectively address and eliminate sexual harassment at BHP.

In FY2024, BHP's strategy to eliminate sexual harassment was underpinned by the Australian Human Rights Commission Guidelines for Complying with the Positive Duty under the Sex Discrimination Act 1984 (Cth). Our strategy was also informed by external experts, such as Kristin Hilton, Kate Jenkins AO along with Queensland University of Technology. The strategy seeks to prevent sexual harassment by addressing the drivers and risk factors and enhancing our response to incidents, early intervention and taking a person-centred response by increasing support and agency for impacted persons. We acknowledge how sexual harassment interacts or combines with other psychosocial hazards and we have sought to address this in the way we approach prevention through holistic risk management.

Risk management

Sexual harassment has been defined as a material health and safety risk at BHP since CY2018. Our risk management approach includes conducting risk assessments to identify scenarios in which sexual or gendered harassment may arise, their potential causes and the controls we can implement to prevent and reduce harm. This recognises the high intersectionality with other psychosocial risks, which can increase the likelihood of sexual harassment occurring and the severity of harm it can cause. We acknowledge there are factors that contribute to the likelihood of workplace sexual harassment that are more pronounced in the mining industry. This includes isolated or remote working locations, a historically male-dominated workforce and accommodation villages, roles and equipment design as well as factors that are common across all industries and workplaces.

Our FY2024 focus was on implementing additional prevention controls informed by our data and organisational learnings across all assets and offices, including review and recommendations from third-party experts. Our sexual harassment prevention controls are associated with further education and maintaining respectful behaviours; leadership and culture; recruitment processes; security measures at accommodation villages; contractor and third-party engagement; data transparency and action; person-centred care for impacted persons; accessible confidential reporting; trauma-informed response and investigations, including multiple resolution options and pathways; and appropriate and proportionate disciplinary action.

Culture, knowledge and leadership

We are committed to fostering a positive culture that is safe, respectful and inclusive for all workers (employees and contractors) and supports gender equality and diversity at all levels and across all areas. Gender balance is a key protective factor for sexual harassment prevention and BHP aspires to have a gender-balanced employee workforce by end of CY2025.

In FY2024, we continued to engage and empower our entire workforce to take action as active bystanders by enhancing their capabilities to identify and call out disrespectful behaviour through scenario-based learning. BHP strives to ensure leaders understand their obligations to prevent sexual harassment and are visibly committed to safe, respectful and inclusive workplaces through setting clear expectations and role modelling respectful behaviours.

Support and reporting

We encourage our workforce to report any concerns relating to potential sexual harassment, including by providing centralised and confidential reporting tools and mandatory reporting requirements for line leaders. Impacted persons are offered a range of support options throughout and beyond the process to resolution.

Investigations of reports of sexual harassment are conducted by our specialised Response and Investigations team, which is independent from our other business units. This team includes experts trained in a person-centred, trauma-informed approach to help place the impacted person at the centre of decisions made during the investigation process and to minimise the risk of further harm to that individual.

Alternatively, resolution pathways can be used in certain cases. This process only occurs where the resolution pathway is proportionate to the nature of the conduct and with the agreement of the impacted person. The resolution pathways include supported conversations with respondents, additional training, monitoring or awareness raising on BHP's expectations of respectful behaviours in the workplace. We continue to monitor and review the use of our resolution pathways to assess whether they are meeting the needs of impacted people and to improve reporting to support organisational lessons learned.

Measuring

We measure our progress against our initiatives and key metrics for sexual harassment prevention and response, such as training completion, risk management, control implementation and effectiveness, engagement results and misconduct reporting data, and are committed to continually improving our approach. De-identified information and trend analysis data on the number of complaints, nature of complaints, resolution pathways, outcomes and timelines are provided to senior leadership and the Board to raise awareness and support continuous improvement of how we prevent and mitigate the impacts of sexual harassment at BHP.

For more information on how we are improving our approach to the prevention of and response to sexual harassment refer to bhp.com/sustainability/safety-health/sexual-harassment

Reports of sexual harassment

There were 417 reports of sexual harassment in FY2024. These behaviours are unacceptable and we are working to eliminate them at BHP by increasing awareness and promoting reporting, response and investigations in relation to these matters. Since October 2020, BHP managers and leaders have been required to enter any misconduct concerns raised directly with them into BHP's misconduct reporting channels[1] (with the impacted person remaining anonymous if requested). In FY2024, 42 per cent of sexual harassment reports received into BHP's misconduct reporting channels were logged by managers or leaders on behalf of their direct reports.

During FY2024, across BHP's global operations (including off site) and offices, 100 investigated cases of sexual harassment[2] conduct were established as having occurred through an investigation.[3]

Of the 100 established cases:

- 1 involved a sexual assault
- 22 involved sexualised and indecent touching
- 32 involved sexually aggressive comments, stalking, grooming or image-based harassment
- 45 involved other forms of sexual harassment, including sexualised conversations or jokes

1. BHP's channels to raise misconduct concerns comprise an online portal and 24-hour multilingual call service. Reporting channels are confidential and accessible to all, including external partners and stakeholders and the public, to report conduct that may be unethical, illegal or inconsistent with *Our Code of Conduct*.
2. Sexual harassment is, as defined in the Sex Discrimination Act 1984 (Cth), an unwelcome sexual advance, unwelcome request for sexual favours or other unwelcome conduct of a sexual nature, in circumstances where a reasonable person would have anticipated the possibility that the person harassed would be offended, humiliated and/or intimidated. Sexual harassment encompasses a range of conduct, including displaying sexually graphic images, sexually suggestive comments, suggestive or inappropriate looks, gestures or staring, non-consensual touching or acts of a sexual nature and sexual assault. We note the definition of sexual harassment may vary in different jurisdictions.
3. The calculation is based on reports closed in FY2024, containing one or more established allegations. Not all reports resulted in a finding. This can occur if there is insufficient information, the respondent is not able to be identified or was previously terminated, or the impacted person did not wish to proceed. This figure includes cases opened in FY2024 and prior to FY2024 that were closed during the reporting period. When referring to cases closed during FY2024 this excludes cases that were still open at the end of the reporting period.

40 **BHP** Annual Report 2024

6 Sustainability continued

- 103 individuals responsible had their employment terminated (or were removed from site if a contractor) or resigned

In addition to the matters listed above, in FY2024 60 reports of sexual harassment were dealt with by way of non-investigative resolution pathways, instead of an investigation being conducted. In addition to non-investigative resolution pathways, there are cases of sexual harassment that cannot be investigated due to insufficient information or the wishes of the impacted person. Examples include anonymous reports and non-participation of the impacted person. However, all cases are assessed for safety and impacts as part of preliminary investigative actions and all participants (if identified) are offered support irrespective of whether the matter can be formally investigated.

For more information on how we are improving our approach to the prevention, response, support and measuring of sexual harassment refer to bhp.com/sustainability/safety-health/sexual-harassment

6.7 Health

We set mandatory minimum standards to identify, assess and manage health risks and their potential impacts, and monitor the health of our employees and contractors.

Occupational exposures

BHP follows the hierarchy of controls to reduce occupational exposures to as low as reasonably practicable. Our mandatory minimum performance requirements for risk management and our Risk Framework support the identification and management of occupational exposures. Where there is a potential for our employees and contractors to be exposed to chemical and physical hazards in workplace atmospheres, we implement controls intended to prevent, minimise, and/or mitigate the likelihood and severity of potential associated health impacts. These actions may include the use of respiratory protective equipment until appropriate, higher-order controls have been identified, implemented and verified to consistently reduce exposure below occupational exposure limits. Occupational exposure limits indicate the level of permissible exposure for a length of time (usually eight hours) to a chemical or physical hazard that is not likely to affect the health of a worker. Occupational exposure limits for our most material exposures are set according to the latest scientific evidence.

Exposure data in this Report in all cases is presented without considering protection from the use of personal protective equipment where required, as outlined in our *Health Global Standard*.

In FY2024, for our most material exposures of diesel particulate matter (DPM) and respirable silica, we had a 46 per cent reduction in the number of employees and contractors potentially exposed compared to our FY2023 exposure profile. More specifically, we have recorded a 23 per cent reduction in the number of employees and contractors with potential exposure to DPM and 54 per cent reduction in the number of employees and contractors potentially exposed to respirable crystalline silica. When exposure reduction is considered over the last six years, we have achieved a 78 per cent reduction to our most material exposures. We continue to have zero employees and contractors routinely exposed to coal mine dust above the occupational exposure limit. We are currently undertaking a baseline exposure monitoring program at the former OZ Minerals Australian assets and will provide a comparable exposure profile in FY2025.

Exposure reduction trend over time[1,2,3,4]


2,000
1,600
1,200
800
400
0
FY2020
FY2021
FY2022
FY2023
FY2024
Coal mine dust exposures
Silica exposures
DPM (Diesel) exposures

We are committed to having no AL4 (fatalities and life-threatening illnesses) events and a reduction in life-altering injuries and illnesses. Due to the latency between initial exposure and diagnosis of disease for our most material airborne contaminant exposures, we must demonstrate ongoing exposure reduction and effectiveness of controls, where exposures may remain elevated. In FY2023, reduction plans were developed at the asset level across operations for implementation with priority afforded to the asset's most material exposures. The implementation of these exposure reduction plans commenced in FY2024 and will continue to be a focus in FY2025.

Welding fume exposure control has been a particular focus for several assets across BHP throughout FY2024. Additional controls, including on-torch extraction systems and portable local exhaust ventilation systems have been implemented at Olympic Dam. Control effectiveness testing has been carried out by the local Occupational Hygiene team, indicating a 50 per cent reduction in welding fume exposure since September 2022. Due to the success of this project, additional similar controls are now being trialled in some of our other operations, including WAIO, at Mining Area C, Jimblebar and Mt Whaleback.

Occupational exposure hazard awareness and training is provided at induction and periodically, including during fit testing for hearing protection and respiratory protective devices. Wherever workers take part in occupational exposure assessment programs, they receive written feedback on their results and anonymised data is provided to line management.

We have implemented real-time monitoring at several of our Minerals Australia and Minerals Americas operated assets to support further exposure reduction of silica and DPM. Fixed-position monitors identify dusty conditions in real time enabling immediate controls, such as increased ventilation or water sprays, to be deployed. Data from portable monitors is made available at the end of shifts, rather than when results of samples sent to the laboratory for analysis become available. This enables prompt action to be taken if real-time monitoring demonstrates an increasing trend in potential exposure.

Occupational illness

The reported occurrence of occupational illness for employees in FY2024 was 270, which was 3.77 per million hours worked. This represented a 13 per cent decrease in incidence compared with FY2023, which was 4.35 per million hours worked. For our contractor workforce, the reported occupational illness in FY2024 was 216, which was 1.79 per million hours worked, representing a 10 per cent decrease in incidence compared with FY2023, which was 1.99 per million hours worked.

As noted in our FY2024 performance against our social value scorecard provided in OFR 6.5, BHP is committed to reducing life-altering injury or illness and we continue to track the number of life-altering injuries and illnesses internally. Since we commenced measuring our life altering injury and illness metric, we have learned that a longer measurement period is required for analysis to allow for the classification of more chronic conditions. Therefore, it will not be reported on in this Report or included as a key metric in the social value scorecard in FY2025. The two main illness types that influence the number of life-altering illnesses are musculoskeletal cases and noise-induced hearing loss cases, both of which we continue to report on annually. Information relating to injuries can be found in section 6.1.

Musculoskeletal illness is the predominant occupational illness category for BHP employees and contractors, representing 68 per cent of our workforce illnesses in FY2024. These conditions include damage to bones, joints, ligaments, tendons and soft tissues, caused by repetitive heavy work, muscular strain, or maintaining poor postures for extended periods of time.

Noise-induced hearing loss represents 8 per cent of occupational illnesses in FY2024. Employees and contractors exposed to noise levels above the defined workplace exposure limits in our *Health Global Standard* participate in hearing conservation programs, which include a periodic hearing test and hearing protection fit testing. We have established design recommendations that seek to eliminate or reduce high or prolonged noise exposures by focusing on noise source.

1. Data excludes divested operations as follows: BHP Mitsui Coal (sale completed on 3 May 2022) and BHP's oil and gas portfolio (merger with Woodside completed on 1 June 2022). Prior years' data (FY2020 to FY2022) has been re-stated to exclude these operations. Divested BMA assets, Daunia and Blackwater (divested on 2 April 2024) are included in FY2024 data up until the date of divestment.
2. Occupational exposures data excludes Projects.
3. Occupational exposure data excludes assets acquired as part of the OZ Minerals acquisition. We are currently undertaking baselining of exposure data to provide comparable exposure profile in FY2025.
4. As of FY2021, the occupational exposure limit for Coal was reduced to 1.5 mg/m^3 compared to 2.0mg/m^3 in previous years.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 41

Heat stress contributed to 4 per cent of our reported occupational illnesses in FY2024. Elevated temperatures and strenuous activity place some of our workforce at an increased risk of heat illness. High-risk work groups are identified, and a range of controls are in place to manage heat stress. In FY2024, a new heat awareness online learning module was released for workers across Minerals Australia to provide workers with the knowledge to identify signs of heat illness and how to manage the risks associated with working in the heat. Hydration testing has also been made available at several operations with high heat risk.

Recognising climate change may exacerbate existing temperature related risks, in FY2024 we piloted an approach at Olympic Dam to better understand and quantify the potential impact of heat stress on our workforce under different future climate scenarios. Modelling was based on climate data and temperatures within the underground mine to determine potential productivity and health impacts caused by heat stress under different scenarios. The findings of this assessment will assist in the identification of additional controls that may be required to ensure our workforce can perform their roles safely under changing climatic conditions.

Coal mine dust lung disease

In FY2024, 21 cases of coal mine dust lung disease (CMDLD)[1] were reported to the Workers' Compensation Regulatory Services.[2] Of the 13 accepted claims in FY2024, two were current BHP employees, while the remaining 11 were former employees. For cases involving current employees, we offer counselling, medical support, and redeployment options where relevant. Former employees are eligible for workers' compensation insurance and associated care is managed externally to BHP.

We have controls in place across all our relevant operated assets with the goal of ensuring none of our employees and contractors are exposed to respirable CMD above the occupational exposure limit (OEL). We continue to identify and progress projects, such as real-time dust monitoring, to facilitate our recognition and action when the working environment may present a health hazard and seek to implement high order controls such as engineering controls to eliminate or reduce exposures rather than continued reliance on lower order controls such as respiratory protection. We have observed consistent control of CMD exposures with no employees or contractors potentially exposed to CMD above the OEL since FY2021.

Physical and mental health

The physical and psychological health and wellbeing of our workforce is of paramount importance as we continue to work towards enhancing the inclusivity and future-readiness of our employees and contractors. In FY2024, we continued efforts to make meaningful and positive improvement to employee health and wellbeing by building stronger relationships via our active collaborations with industry partners. We engaged with initiatives such as the 'Minding Mining Minds' (MMM) which aims to develop tools and evidence-based models and share learnings across industry, the Building Safe and Respectful Workplaces (BSRW) which aims to help eliminate disrespectful behaviour in the resources industry including sexual harassment, bullying and racism and we have an active partnership with the Global Business Collaboration for better mental health.

Our focus internally has been on embedding our learnings. In FY2024, we embedded the BSRW principles into our global onboarding. A Global Wellness Committee was also established, bringing together asset and corporate office Wellness Committees into a global forum to collaborate on initiatives, implement strategic improvements and share learnings. The Committee aims to build mental health literacy, increase awareness and benefit overall physical and mental wellbeing, and has maintained a strong ongoing participation in global health campaigns, such as BHP Mental Health Month, RUOK? day and Movember.

In FY2024, the Group Health team introduced the Women Can initiative to promote women's physical and mental health. The Women Can initiative ran during March, aiming to lift the profile and importance of women's health and wellbeing. Through prestart education packs, personal shares and panel discussions held with senior female leaders, including our Chief People Officer, and Group HSS Officer, BHP provided education and an opportunity for safe and impactful conversations on the importance of self-care, health screening, menopause and providing a safe and inclusive workplace. During this campaign, BHP formed a formal partnership with Menopause Friendly Australia and is working towards achieving accreditation as a menopause friendly employer where we aim to raise awareness, educate staff and engage in training and policy and process change to address women's health and menopause in the workplace.

Psychosocial risk management

We continue to integrate psychosocial hazard identification and management into the way we work. Our employees and contractors are encouraged to identify and call out disrespectful behaviours that may contribute to psychological harm, including bullying and sexual harassment, as well as other psychosocial hazards.

Our Psychosocial Risk Assessment Program was established in FY2023 and initially focused on our operated assets. In FY2024, we completed psychosocial risk assessments across our global functions. From this work we have developed an organisation-wide psychosocial risk profile across five evidence-informed BHP-specific Psychosocial Hazard Domains – in interpersonal; traumatic; physical (distance and fatigue); organisational and job-inherent hazards. We will deploy these Hazard Domains to categorise and rank psychosocial hazards and identify controls for our most significant psychosocial hazards.

In FY2024, we developed and commenced the introduction of the BHP Psychosocial Health Index, which we will complete in FY2025. This is an assessment tool and confidential platform for employees and contractors to provide feedback on how they experience the physical and psychological aspects of their work environments, the social aspects of their job and the design and management of work, together with an associated measure of physical and mental health that helps us determine where harm may be occurring.

As part of our Psychosocial Risk Assessment Program, we have also expanded our support options, including providing additional pathways for employees and contractors to seek information and support on preventing and managing psychosocial hazards when they occur. We also expanded and simplified our tools and guidelines in FY2024, centralising them in one easily accessible hub and enabled 'in the moment' interactive support via a new digital tool.

Support for employees affected by family and domestic violence

BHP has a Family and Domestic Violence Assistance Program, which was updated in FY2024, that aims to provide employees with support for their health, safety, wellbeing and independence if they are experiencing family and domestic violence.

As part of the program, employees can access up to 10 days' additional paid leave if they are affected by family and domestic violence or supporting someone who is.

Support also includes emergency accommodation, emergency financial help and access to safety and security plans. These supports consider safety measures, such as transport to and from work, changing location of work, setting up new phone numbers, screening/blocking calls and emails, and supporting access to legal advice.

6.8 Ethics and business conduct

Our conduct

Our Code of Conduct (Our Code) is designed to help us make the right decisions every day and deliver on our purpose to bring people and resources together to build a better world. It applies to everyone who works for us, with us or on our behalf. To assist our employees and contractors understand how *Our Code* applies, regular training is undertaken. Breaching *Our Code* can result in serious consequences and depending on the severity of the breach this could include counselling, warnings and even termination of employment. We encourage people to speak up where a decision or action is not in line with *Our Code* or Our Values.

BHP requires reports of business conduct concerns to be treated with appropriate confidentiality and has policies in place intended to prohibit any kind of retaliation against people who make or may make a report, or who cooperate with an investigation. These may also include reports made to regulators. We consider all forms of retaliation to be misconduct and grounds for disciplinary action, up to and including termination. We have a number of key policy and process documents to support a safe to speak up culture, including our BHP Whistleblower Policy.

Our Code is available in five languages and accessible at bhp.com/about/operating-ethically/our-code#/

Our **BHP Whistleblower Policy** sets out additional information, including protections available to persons who make eligible disclosures under Australian law and accessible at bhp.com/-/media/documents/ourapproach/operatingwithintegrity/taxandtransparency/240523_bhpwhistleblowerpolicy

1. CMDLD is the name given to the lung diseases related to exposure to coal mine dust and includes coal workers' pneumoconiosis, silicosis, mixed dust pneumoconiosis and chronic obstructive pulmonary disease.
2. Cases reported to Workers' Compensation Regulatory Services are not an indication that the CMDLD was related to work. BHP evaluates each case for work-relatedness and where identified, the case will be included in occupational illness reporting.

42 BHP Annual Report 2024

6 Sustainability continued

Reports received are assessed by the Ethics and Investigations team to determine an appropriate response, which may include an investigation or other resolution. In assessing the appropriate response, BHP applies a proportionate and person-centred approach to the report considering all participants. People impacted by reports of sexual harassment and racism are offered specialised support by the Ethics Support Service, which enables people impacted to have input into BHP's response. The impacted person's preferences as well as the type and severity of the alleged misconduct are considered in determining the appropriate response, which may include an investigation, training, facilitated conversations and line leader intervention. Quarterly reporting on the most serious reports is provided to senior leaders and the Risk and Audit Committee, which has representation of Board members, and includes reported case metrics, outcomes and insights. The reporting supports leadership awareness and informs priorities for ongoing improvement. Feedback is obtained regularly from stakeholders, including case participants, external experts and management, to continually improve our response to reports.

In FY2024, 5,087 reports regarding business conduct were received directly into BHP's channels to raise misconduct concerns.[1] Out of the total misconduct reports, 25 per cent were raised by leaders on behalf of someone else. There continues to be a great focus on health and wellbeing in the workplace, and we have seen a 6 per cent decrease of bullying and harassment cases from 3,067 in FY2023 to 2,870 in FY2024.

Of the business conduct reports received, 41 per cent were made anonymously.[1] Of the total business conduct reports closed during FY2024, 41 per cent contained one or more established allegations.[2,3]

Business conduct concerns raised in FY2024[1,4]


Harassment and bullying (2,870) 56.4%
Health, safety or environment breach (640) 12.6%
Sexual harassment (417) 8.2%
Fraud (401) 7.9%
Discrimination (321) 6.3%
Cybersecurity, data privacy or intellectual property breach (195) 3.8%
Other* (134) 2.6%
Racial harassment (109) 2.2%

* Other: This includes issues such as Retaliation for speaking up; Deficiencies in a business conduct investigation; Failure to Report Code of Conduct Breach; Attempting to identify an anonymous reporter; Improper political or governmental conduct; Human rights or modern slavery; Ask a question; Trade control breach; Inappropriate investigator conduct in business conduct investigation; Consensual relationship with power imbalance.

Employees and contractors can raise their concerns through a number of channels (including anonymously) or through leaders. Anyone, including external partners, stakeholders and the public, can lodge a concern in the form of a report, either online in our channels to raise misconduct concerns or via the 24-hour, multilingual call service.

Anti-corruption

We continue our commitment to contribute to the global fight against corruption in the resources industry. Our commitment to anti-corruption is embodied in *Our Charter* and *Our Code*.

As part of this commitment, we prohibit authorising, offering, giving or promising anything of value directly or indirectly to anyone to influence them in their role, or to encourage them to perform their work disloyally or otherwise improperly. We also prohibit facilitation payments, which are payments to government officials for routine government actions. Our people must take care that third parties acting on our behalf do not violate anti-corruption laws. Disciplinary action, including dismissal or termination of contractual relationships, may follow from a breach of these requirements.

To manage corruption risk, we work to achieve optimal resource allocation to areas of our business with the highest exposure to corruption risks. The identification, assessment and management of corruption risks associated with growth opportunities remains a significant area of focus for our Compliance function, via a sub-team dedicated to supporting functions that are responsible for initiating transactions and growth opportunities in countries with higher corruption risks.

Activities that potentially involve higher exposure to corruption risk require review or approval by our Compliance function, as documented in our anti-corruption compliance framework. In FY2024, we continued conducting monitoring focused on verifying the operation of anti-corruption controls in relation to higher risk relationships and activities, including the provision of community donations and sponsorships, identification and management of corruption risks relating to government officials and community leaders in the context of local procurement, and sole source procurement decisions.

We regularly review our anti-corruption framework for compliance with the requirements of the US Foreign Corrupt Practices Act, the UK Bribery Act, the Australian Criminal Code and the applicable laws and regulatory developments of all places where we do business. These laws are consistent with the standards of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.

Our Compliance function is independent of our assets and regions and reports to the Chief Legal, Governance and External Affairs Officer. Our Chief Compliance Officer also reports quarterly to the Risk and Audit Committee on compliance issues and meets at least annually with the Risk and Audit Committee Chair.

The Compliance function also participates in anti-corruption risk assessments in respect of our operated assets or functions, our interests in non-operated assets and new business opportunities that we consider are exposed to material anti-corruption risks. In FY2024, the function provided input into 27 anti-corruption risk assessments.

Building employee awareness remains critical to the effective management of corruption risk across BHP. Anti-corruption training is required to be provided to all employees and contractors as part of mandatory regular training on *Our Code*. Our Compliance function also regularly communicates and engages with identified higher-risk roles and provides additional risk-based anti-corruption training for employees, contractors and employees of some of our business partners and community partners. In FY2024, we revised our anti-corruption electronic learning module to incorporate new scenarios designed to reinforce understanding and support learning. The new e-learning module is expected to be made available in early FY2025.

For more information on ethics and business conduct refer to bhp.com/ethics

Transparency and accountability

We support initiatives by governments of the countries where we operate to publicly disclose the content of our licences or contracts for the development and production of minerals that form the basis of our payments to government, as outlined in the Extractive Industries Transparency Initiative (EITI) Standard.

Other initiatives include our work with Transparency International chapters, representation on the Board of the EITI, financial support for and Steering Committee membership of the Bribery Prevention Network (in Australia) and funding of the BHP Foundation, including its Natural Resource Governance Global Program.

We believe knowing who ultimately controls and benefits from a company helps to reduce risk and strengthen accountability. In FY2024, we continued our active and public support for ultimate beneficial ownership transparency. We maintained information on how we use beneficial ownership information as part of our anti-corruption due diligence on investments, partners, contractors and suppliers. We also continued to make clear via published statements, including in *Our Code* and web content, that we do not partner or contract with entities that are assessed as presenting a high corruption risk that decline to provide beneficial ownership information as part of our due diligence process. In parallel with these steps, we continued to publish our list of entities in which BHP Group Limited's effective interest is 100 per cent and certain entities in which BHP Group Limited's effective interest is less than 100 per cent, including all controlled subsidiaries operating in the mining sectors, all mining operations joint ventures generating material revenue for BHP (and available information in relation to the other legal owners in these joint ventures) and entities in which we hold a partial interest (with some exclusions – refer to bhp.com/sustainability/ethics-business-conduct).

These efforts are complementary to the BHP Foundation's partnership with EITI and Open Ownership to support governments to transform the availability and use of beneficial ownership data for effective governance in the extractive sector.

1. This excludes reports not containing a business conduct concern and excludes reports logged by leaders on behalf of others.
2. The calculation is based on reports closed in FY2024, containing one or more established allegations. Not all reports resulted in a finding. This can occur if there is insufficient information, the respondent is not able to be identified, was previously terminated, or the impacted person did not wish to proceed. This figure includes cases opened in FY2024 and prior to FY2024 that were closed during the reporting period. When referring to cases closed during FY2024, it excludes cases that were still open at the end of the reporting period.
3. As the established rate reflects the number of cases established out of all business conduct concerns closed during the reporting period, the parameter has been updated to better reflect the cases that are considered business conduct concerns at closure (i.e. the investigation category). Additionally, calculating the established rate based on investigation category provides a more stable measure since case attributes can vary whilst the investigation is underway and unlikely to change once the investigation has concluded and case is closed.
4. FY2024 data includes all former OZ Minerals assets in Australia and Brazil.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 43

6.9 Climate change

We believe the warming of the climate is unequivocal, human influence is clear and physical climate-related impacts are unavoidable. We recognise the role we play in supporting the net zero transition the world must make.

For our full position on climate change refer to bhp.com/climate

Climate-related governance

Climate change and climate transition planning is a material governance and strategic issue for our Board and management. Additional details concerning our climate-related governance for FY2024 have been made in our Climate Transition Action Plan (CTAP 2024).

Our CTAP 2024 was approved by the Board, with its development and ongoing implementation governed by the Board and its Committees and management.

Our Board, Committees and management structure and roles as they apply to climate-related matters, the skills and experience of the Board and management and remuneration incentives for management are disclosed in Enabling delivery – Our governance on page 50 and Enabling delivery – Our management, remuneration and organisational capability on page 51 of our **CTAP 2024** available at bhp.com/CTAP2024

For information on the role and composition of the Board and its Committees and each Committee's key activities in FY2024, including in relation to climate-related matters, as well as the Board skills matrix, the process for Board evaluation and director training, induction and development, refer to our **Corporate Governance Statement 3, 4 and 5** on pages 99 to 106, later in this Report

Our disclosures and approach to reporting

Climate Transition Action Plan

In August 2024, we published our second Climate Transition Action Plan, which sets out our strategic approach and plans for achieving our operational and value chain greenhouse gas (GHG) emissions targets and goals, as well as our response to climate-related risks (threats and opportunities). This follows on from our first CTAP, which we published in CY2021.

Our CTAP 2024 is primarily a forward-looking plan and set of actions, while this Report discloses in:

- This OFR 6.9: Progress in FY2024 against our climate change strategy, GHG emissions targets and goals, commitments and key metrics
- Governance: An overview of governance structures, activities and remuneration incentives, including those that relate to our climate change strategy (additional detail concerning our governance around climate-related risks is set out in our CTAP 2024)
- Financial Statements: Potential financial statement impacts, where material or relevant, of the assumptions, plans and actions of our climate change strategy and the consideration of climate-related risks in the assessment of significant areas of judgement and estimation required for the presentation of the financial statements

Our **CTAP 2024** is available at bhp.com/CTAP2024

Given the global nature of our business, customers and supply chain, the development of our CTAP 2024 considered the goals of the Paris Agreement and the commitments and policy settings of relevant key jurisdictions at this time. Our global headquarters are located in Australia, which has a Long-Term Emissions Reduction Plan and legislated national targets to reduce Australia's net GHG emissions to 43 per cent below CY2005 levels by CY2030, and to achieve net zero GHG emissions by CY2050.

We continue to monitor and take into consideration the evolving policy and regulatory landscape applicable to our operations as part of the periodic review by management and the Board of the appropriateness of and our progress towards our GHG emissions targets and goals.

Navigating our disclosures

TCFD recommended disclosures	Our response			
	This Report: Operating and Financial Review	This Report: Governance	This Report: Financial Statements	Climate Transition Action Plan 2024
Governance: Disclose the organisation's governance around climate-related risks and opportunities.				
a) Describe the board's oversight of climate-related risks and opportunities	Page 43	Pages 98 to 111	–	Page 50
b) Describe management's role in assessing and managing climate-related risks and opportunities	–	Pages 107 to 111	–	Page 51
Strategy: Disclose the actual and potential impacts of climate-related risks and opportunities on the organisation's businesses, strategy, and financial planning where such information is material.				
a) Describe the climate-related risks and opportunities the organisation has identified over the short, medium, and long term	Pages 49 to 51 Pages 74 to 82	–	Pages 162 to 165	Pages 10 to 30 Page 52
b) Describe the impact of climate-related risks and opportunities on the organisation's businesses, strategy, and financial planning	Pages 43 to 59 Pages 74 to 82	–	Pages 162 to 165	Pages 10 to 54
c) Describe the resilience of the organisation's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario	Pages 50 to 51	–	Pages 162 to 165	Pages 31 to 38 Pages 42 to 45 Pages 61 and 62
Risk Management: Disclose how the organisation identifies, assesses, and manages climate-related risks.				
a) Describe the organisation's processes for identifying and assessing climate-related risks	Pages 48 and 49 Pages 73 to 74	–	–	Page 52
b) Describe the organisation's processes for managing climate-related risks	Pages 48 to 51 Pages 73 to 74	–	–	Page 52
c) Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organisation's overall risk management	Pages 73 to 74	–	–	Page 52
Metrics and Targets: Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material.				
a) Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process	Pages 52 to 59	Pages 116 to 125	–	Page 51
b) Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 GHG emissions, and the related risks	Pages 52 to 59	–	–	Pages 10 to 30
c) Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets	Pages 52 to 59	–	–	Pages 10 to 30 Pages 57 to 60

44 BHP Annual Report 2024

6 Sustainability continued

Operational GHG emissions (Scopes 1 and 2 emissions from our operated assets)

Medium-term target:	Reduce operational GHG emissions (Scopes 1 and 2 emissions from our operated assets) by at least 30 per cent by FY2030 from an FY2020 baseline.
Long-term net zero goal:	Achieve net zero operational GHG emissions (Scopes 1 and 2 emissions from our operated assets) by CY2050.

Performance, adjusted


MtCO₂-e
20.0
15.0
10.0
5.0
0
13.6
9.2
FY2020
FY2021
FY2022
FY2023
FY2024

Value chain GHG emissions (Scope 3 emissions) – Overall

Long-term net zero goal:	We have a long-term goal of net zero Scope 3 GHG emissions by CY2050. Achievement of this goal is uncertain, particularly given the challenges of a net zero pathway for our customers in steelmaking, and we cannot ensure the outcome alone.

Performance, adjusted


MtCO₂-e
500.0
375.0
250.0
125.0
0
352.0
377.0
FY2020
FY2021
FY2022
FY2023
FY2024

For more information on the essential definitions, assumptions, GHG emissions boundaries, measurement approach and adjustments for this medium-term target and these long-term net zero goals, including the potential use of offsetting, refer to Climate-related metrics, targets and goals on pages 52 to 59, later in this **OFR 6.9**

TCFD-consistent disclosures

In accordance with the UK Listing Rules as set by the UK Financial Conduct Authority, we believe our disclosures are consistent with the four recommendations and 11 recommended disclosures of the Task Force on Climate-related Financial Disclosures (TCFD).

The 'Navigating our disclosures' table on the previous page sets out the TCFD's recommended disclosures, grouped under the four recommendations and where our aligned disclosures can be found within this Report and our CTAP 2024.

Because our CTAP 2024 is our primary publication this year for disclosing significant detail on our climate change plan for the climate transition and our climate change strategy, we have included certain TCFD-recommended disclosures in our CTAP 2024 to enable them to be read in that broader context. We do not repeat them in this Report to avoid duplication. TCFD recommended disclosures for FY2024 that have been published in our CTAP 2024 are:

- TCFD Strategy recommended disclosures (a) and (b): Our detailed strategy and areas of focus for reducing operational GHG emissions (Scopes 1 and 2 emissions from our operated assets), including our industry collaboration and our material sources of operational GHG emissions (i.e. electricity, diesel and fugitive methane emissions).

  These disclosures have been published in Operational GHG emissions on pages 10 to 18 in our **CTAP 2024** available at bhp.com/CTAP2024

- TCFD Strategy recommended disclosures (a) and (b): Our detailed strategy for supporting the reduction of value chain GHG emissions (Scope 3 emissions).

  These disclosures have been published in Value chain GHG emissions on pages 19 to 30 in our **CTAP 2024** available at bhp.com/CTAP2024

- TCFD Strategy recommended disclosures (b) and (c): Detailed information on our strategy for our commodity and asset portfolio, as well as the resilience of our strategy and portfolio in our 1.5°C scenario.

  These disclosures have been published in Portfolio on pages 31 to 38, Additional information – Our 1.5°C scenario assumptions and the signposts we monitor on page 61 and Additional information – Our 1.5°C scenario compared to benchmarks on page 62 in our **CTAP 2024** available at bhp.com/CTAP2024

- TCFD Governance recommended disclosures (a) and (b): Detailed information on our Board, Committees and management structure and roles as they apply to climate-related matters, the skills and experience of Board and management.
- TCFD Metrics and Targets recommended disclosure (a): The climate-related remuneration incentives for management, separate to the Remuneration Report in this Report.

  These disclosures have been published in Enabling delivery – Our governance on page 50 and Enabling delivery – Our management, remuneration and organisational capability on page 51 in our **CTAP 2024** available at bhp.com/CTAP2024

For more information on our alignment with other sustainability and ESG standards, including the **Climate Action 100+ Net Zero Company Benchmark** and **GHG Protocol series of standards**, refer to our **BHP ESG Standards and Databook 2024** available at bhp.com/climate

Operational GHG emissions (Scopes 1 and 2 emissions from our operated assets)

Performance and highlights

- We remain on track to meet our medium-term target to reduce operational GHG emissions (Scopes 1 and 2 emissions from our operated assets) by at least 30 per cent by FY2030 from an FY2020 baseline. For FY2024, despite an increase from FY2023 (explained later), our operational GHG emissions were 32 per cent lower against our FY2020 baseline (baseline year and performance data adjusted; for more information on the adjustments we make, refer to Climate-related metrics, targets and goals on pages 52 to 59, later in this OFR 6.9). We have not used carbon credits or applied offsetting in our assessment that we are on track to meet our medium-term target.
- We achieved 100 per cent renewable electricity use at our Chilean operations in CY2023 and are on track to achieve the same in CY2024. In FY2024, we started our market engagement to deliver up to 500 megawatts (MW) of off-grid renewable electricity generation and battery storage for WAIO.
- We announced our collaboration with Rio Tinto to share outcomes of the first stage of CAT 793 and Komatsu 930 battery-electric haul truck trials planned to occur at mine sites in Western Australia's Pilbara region in CY2024 and CY2026 respectively.
- We met our FY2024 social value scorecard Decarbonisation pillar milestone to 'commence the construction of a boiler diesel displacement solution' by progressing our Escondida boiler project through to execution, with expected operations starting in CY2025. Once this project is operational, and together with its counterpart project at Spence, it is expected to displace up to 30 million litres of diesel per year by using a zero GHG emissions heat source (combining a thermo-solar and electric boiler solution).
- We partially met our FY2024 social value scorecard Decarbonisation pillar milestone to 'deliver equipment for proof-of-concept trials for electrified rail and excavator solutions' by starting our operational trial of a Liebherr R9400 electric excavator at WAIO, the first in BHP's fleet and one of the first to be trialled in Australia. We also completed the design of electrical infrastructure for our future electric truck trials and started installation of charging infrastructure for our future electric locomotive trials. These are important activities to enable our progress towards diesel displacement and the electrification of vehicles and mining equipment. We rated the milestone as only partially met due to delays. We anticipate we will fully meet this milestone in FY2025 and do not expect this to affect achievement of our medium-term target.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 45

We have previously disclosed that our progress towards our medium-term target and long-term net zero goal to reduce operational GHG emissions is expected to be non-linear. Our view is that our pathway in coming years is complicated by a number of factors, including projected organic changes (i.e. arising from our existing business) in our production of commodities and the current lack of available technology solutions to support more rapid GHG emission reductions (particularly for diesel displacement). Our plan to achieve our medium-term target accounts for these factors and we will continue to look for opportunities to help see the emerging technologies we need to reach technological readiness and commercial viability, to support progress towards our long-term net zero goal.

For FY2024, our total operational GHG emissions (unadjusted inventory) increased by 2 per cent from FY2023 and our total operational energy consumption increased by 4 per cent from FY2023. This was largely driven by an increase in electricity and distillate/gasoline consumption from former OZ Minerals sites in Copper South Australia, where we accounted for a full 12 months in FY2024, compared to only two months in FY2023 (as we acquired OZ Minerals on 2 May 2023). There may be differences between our annual total operational GHG emissions inventory (unadjusted inventory) and the GHG emissions we measure for the baseline year, reference year and performance for our operational GHG emissions medium-term target and long-term net zero goal, resulting from different approaches to the treatment of divestments, acquisitions and methodology changes based on the purpose for which the data is being reported.

For more information on the calculation of our annual total operational GHG emissions data and total operational energy consumption data, refer to Climate-related metrics, targets and goals on pages 52 to 59, later in this **OFR 6.9**

For CY2023, the GHG emissions intensity of our production of our commodities is estimated to rank in the first quartile for our iron ore, copper and steelmaking coal mines, and the second quartile for our nickel operations (ahead of all Indonesian-based operations) of global mining operations analysed by CRU. This analysis is based on CY2023 data from CRU (as CRU data is prepared on a calendar year basis), and includes CRU's assumptions and estimates of BHP's operations. We transitioned to using CRU (rather than Skarn Associates) for this analysis in FY2024 as part of an annual vendor assessment and selection process.

For more information on how GHG emissions intensity of our production of our commodities has been calculated and compared, refer to the BHP ESG Standards and Databook 2024 available at bhp.com/climate

Pathway to our medium-term target and long-term net zero goal

The projected pathway to our medium-term target, as shown in the chart below, is expected to set us up well for greater GHG emission reductions after FY2030 through the following actions:

- procuring renewable and other low to zero GHG emissions electricity
- working to minimise the increase in operational GHG emissions from organic production growth and new operational sites
- accelerating development and reducing risk exposure to diesel displacement solutions through testing and sequenced deployment
- pursuing solutions to abate fugitive methane emissions

Our plan is to meet our medium-term target through structural GHG emissions abatement instead of offsetting. We will not use regulatory carbon credits (i.e. those used for compliance under regulatory schemes such as the Safeguard Mechanism in Australia) to meet our medium-term target. In addition, in our projected pathway, we have not planned to use voluntary carbon credits to meet our medium-term target. However if there is an unanticipated shortfall in our pathway, we may need to use voluntary carbon credits[1] that meet our integrity standards to close the performance gap.

Our potential pathway to our operational GHG emissions long-term net zero goal beyond FY2030, as disclosed in our CTAP 2024, requires us to:

- displace diesel via electric mining equipment/vehicles (e.g. haul trucks, locomotives, excavators, shovels)
- procure additional renewable and other low to zero GHG emissions electricity to support the increased amount of electricity required for electric mining equipment/vehicles
- minimise fugitive methane emissions to the greatest extent technically and commercially viable, through enhanced application of existing or emerging technology

For our potential pathway to our operational GHG emissions long-term net zero goal refer to the **CTAP 2024** available at bhp.com/CTAP2024

Projected pathway to our medium-term target for operational GHG emissions (Scopes 1 and 2 emissions from our operated assets)[2]

Operational GHG emissions (million tonnes of carbon dioxide equivalent ($MtCO_2$-e)) (adjusted for acquisitions, divestments and methodology changes)


16
12
8
4
0
–32%
FY2020
Electricity
Other changes
FY2024
Organic growth
Electricity
Diesel
Other sources
FY2030
Diesel
Electricity
Other sources
Organic growth
Range of uncertainty

1. We define regulatory carbon credits to mean carbon credits used to offset GHG emissions for regulatory compliance in our operational locations (such as the Safeguard Mechanism in Australia). We define voluntary carbon credits to mean carbon credits generated through projects that reduce or remove GHG emissions outside the scope of regulatory compliance (including Australian Carbon Credit Units not used for regulatory compliance).
2. Future GHG emission estimates are based on current annual business plans. Includes former OZ Minerals Australian assets and plans. Excludes Blackwater and Daunia (divested on 2 April 2024). FY2020 to FY2024 GHG emissions data has been adjusted for acquisitions, divestments and methodology changes. 'Other changes' refers to changes in GHG emissions from energy consumption other than electricity. 'Organic growth' represents increase in GHG emissions associated with planned activity and growth at our operations. 'Other' refers to GHG emissions from fugitive CO_2 and methane emissions, natural gas, coal and coke, fuel oil, liquefied petroleum gas or other sources. GHG emissions calculation methodology changes may affect the information presented in this chart. 'Range of uncertainty' refers to higher risk options currently identified that may enable faster or more substantive decarbonisation, but which currently have a relatively low technology readiness level or are not yet commercially viable.

46 **BHP** Annual Report 2024

6 Sustainability continued

Many of the technologies we will need to achieve our long-term net zero goal for our operational GHG emissions are not yet ready to be deployed. A pathway between our medium-term target in FY2030 and our long-term net zero goal in CY2050 will require a significant technological step change in safety, reliability, productivity, availability and economics.

In the BHP Annual Report 2023, we published our operational GHG emissions projected pathway to FY2030 and potential pathway between FY2031 and CY2050. Incorporating the outcomes of our most recent annual planning process, our operational GHG emissions projected (to FY2030) and potential (beyond FY2030) pathways to our long-term net zero goal has been updated for FY2024, with the primary changes being:

- **a decrease in diesel GHG emissions abatement** due to new and unforeseen challenges experienced by original equipment manufacturers, resulting in less certainty of technology and commercial readiness of diesel displacement options
- **an increase in the range of uncertainty** due to less certainty of technology and commercial readiness of diesel displacement options, as well as our enhanced understanding of the challenges presented by a change to our operations as complex and far-reaching as large-scale electrification

Additionally:

- **our Jansen potash project's heightened focus on operational readiness for first production** has deferred certain studies on low to zero GHG emission energy options and GHG emission reduction technologies until after first production commences (expected in late CY2026). We continue to pursue commercial solutions with our partners to reduce operational GHG emissions for Jansen.
- the **planned FY2024 drilling program at BMA**, which will assist in obtaining a deeper understanding of methane quality and quantity (in both magnitude and density), will now commence during FY2026/27. Certain methane management studies have been completed at BMA that identified some changes to the longer-term characterisation of its methane gas profile and combined with investigations of other technical and operational factors, these findings will inform the development of a more targeted methane measurement, management and mitigation strategy for our open-cut mines.

These changes are not expected to have any material impact on our ability to meet our operational GHG emissions medium-term target.

Based on what we know today, we estimate we can reduce our gross operational GHG emissions by up to around 85 per cent against FY2020 levels by CY2050 (adjusted for acquisitions, divestments and methodology changes) without the use of offsetting. We will continue to look for opportunities to help see the emerging technologies we need to reach technological readiness and commercial viability.

For more information on our strategy and areas of focus to enable us to achieve our operational GHG emissions medium-term target and long-term net zero goal refer to Operational GHG emissions on pages 10 to 18 of our **CTAP 2024** available at bhp.com/CTAP2024

Capital allocation

Capital allocation towards operational GHG emissions reduction initiatives is considered as part of the maintenance capital category within our Capital Allocation Framework. For FY2024, our capital (incremental) and operating expenditure on initiatives associated with operational GHG emission reductions was US$61 million.

For more information on actual and planned expenditure to support operational GHG emission reductions refer to Financial Statements note 16 'Climate change' on pages 162 to 165 in this Report

Value chain GHG emissions (Scope 3 emissions)

Value chain

Approach

For FY2024, our reported Scope 3 emissions inventory (unadjusted inventory) increased by 2 per cent from FY2023. This was largely driven by reported GHG emission increases in Category 1 'Purchased goods and services (including capital goods)' and Category 10 'Processing of sold products' (specifically iron ore processing to crude steel). Our reported Scope 3 emissions inventory remains dominated by the processing of our iron ore and steelmaking coal products (83 per cent) and, to a lesser extent, from the combustion of energy coal (10 per cent), with additional contributions including the GHG emissions associated with our direct suppliers (4 per cent) and the shipping of our products (2 per cent).

We project the planned closure of our Mt Arthur Coal mine by FY2030 would result in Scope 3 emissions in Category 11 (which covers GHG emissions from the end use of products sold by the reporting company, such as the combustion of energy coal) becoming an insignificant source in our reported Scope 3 emissions inventory.

As explained in our CTAP 2024, we do not anticipate significant reductions in our reported Scope 3 emissions inventory in the near term. This is partly due to the way we currently estimate certain Scope 3 emissions categories, which is generally not supplier- or customer-specific and therefore would not reflect the GHG emission reductions they achieve. We are seeking ways to improve the availability of data and have included this as part of our strategy. We have had some early successes with data availability for shipping and our use of the Veracity data platform for carbon accounting. Our aim remains to progressively improve our capability to measure Scope 3 emissions, particularly for GHG emissions from our customers' processing of iron ore and steelmaking coal to produce steel which falls within Category 10, 'Processing of sold products'.

There may be differences between our annual reported Scope 3 emissions inventory (unadjusted inventory) and the GHG emissions we measure for the baseline year, reference year and performance for our value chain GHG emissions medium-term goals and long-term net zero targets and goal, resulting from different GHG emissions boundaries and/or different approaches to the treatment of divestments, acquisitions and methodology changes based on the purpose for which the data is being reported.

In FY2024, we adjusted the data for our value chain GHG emissions targets and goals baseline year, reference years and annual performance for methodology changes and, for the first time, material acquisitions and divestments (for our material Scope 3 emissions categories). The primary impact was to our FY2020 reported Scope 3 emissions inventory, which reduced from 413.6 $MtCO_2$-e (unadjusted inventory) to 352.0 $MtCO_2$-e (adjusted for acquisitions, divestments and methodology changes).

For more information on the calculation of our annual reported Scope 3 emissions inventory, and on the adjustments we have made to the data for the baseline years, reference years and annual performance for our value chain GHG emissions medium-term goals and long-term net zero targets and goal refer to Climate-related metrics, targets and goals on pages 52 to 59 in this **OFR 6.9**

Our strategy to support reduction of GHG emissions in our value chain has four primary focus areas:

1. Support the development and adoption of GHG emissions intensity reduction technologies in steelmaking
2. Enhance the quality of the iron ore and steelmaking coal we produce (as the GHG emissions intensity of conventional blast furnace steelmaking can be reduced by improving the quality of the iron ore and steelmaking coal used)
3. Encourage direct suppliers to pursue net zero for their operational GHG emissions (Scopes 1 and 2 emissions)
4. Support the development and adoption of GHG emission reduction technologies in shipping

These focus areas have been set with consideration of the scale of GHG emissions in our value chain, the level of impact we can achieve with stakeholders and industry, and the alignment to our portfolio strategy.

For FY2024, our capital and operating expenditure on initiatives associated with value chain GHG emission reductions was US$33 million.

For more information on actual and planned expenditure to support value chain GHG emission reductions refer to Financial Statements note 16 'Climate change' on pages 162 to 165 in this Report

For more information on our committed funding and estimated co-investments by us and others to support value chain GHG emission reductions refer to Value chain GHG emissions on pages 19 to 30 in our CTAP 2024 available at bhp.com/CTAP2024

Operational GHG emissions from our non-operated joint venture interests are reported in our Scope 3 emissions inventory under Category 15 'Investments' and are an immaterial source of Scope 3 emissions when compared to our FY2024 reported Scope 3 emissions inventory. We see our role in non-operated assets as primarily to encourage and seek to influence them through their respective governance structures to reduce their operational GHG emissions, as well as sharing decarbonisation knowledge and experience where appropriate.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 47

Value chain GHG emissions (Scope 3 emissions) – Steelmaking

Medium-term goal:	Support industry to develop steel production technology capable of 30 per cent lower GHG emissions intensity relative to conventional blast furnace steelmaking, with widespread adoption expected post-CY2030.

Performance


US$ million financial value committed (cumulative) (excluding in-kind contributions)
200
150
100
50
0
75
114
140
FY2022
FY2023
FY2024

Value chain GHG emissions (Scope 3 emissions) – Direct suppliers

Long-term net zero target:	Achieve net zero by CY2050 for the operational GHG emissions (Scopes 1 and 2 emissions) of our direct suppliers.

Performance, adjusted


MtCO₂-e
20.0
15.0
10.0
5.0
0
11.6
14.3
FY2020
FY2021
FY2022
FY2023
FY2024

We have revised the language used in our medium-term goal for steelmaking to provide greater clarity and to reflect the range of steelmaking process routes that now form part of our strategy. This is due to technology advances as well as the evolution of our strategy.

For more information on how and why we revised the language used in our medium-term goal, refer to Value chain GHG emissions – Steelmaking: Our Scope 3 emissions goal to support capability for GHG emissions intensity reduction on pages 24 and 25, of our **CTAP 2024** available at bhp.com/CTAP2024

For more information on the essential definitions, assumptions, GHG emissions boundaries, measurement approach and adjustments for this medium-term goal and this long-term net zero target, including the potential use of offsetting, refer to Climate-related metrics, targets and goals on pages 52 to 59, later in this **OFR 6.9**

Steelmaking

Performance and highlights

- We met our FY2024 social value scorecard Decarbonisation pillar milestone to 'complete a pilot scale electric smelting furnace design study' with the global engineering firm Hatch. This study firmed up the technical scope, risks and costs and underpinned our decision to take the technology forward with industry partners.
- We started a joint study for the development of an electric smelting furnace pilot facility in Australia, pooling our knowledge and project resources with our study partners BlueScope and Rio Tinto.
- We commissioned carbon capture, utilisation and storage (CCUS) pilot equipment and commenced industrial trials capturing CO_2 from blast furnace gas at Ghent steelworks in Belgium, in collaboration with ArcelorMittal and Mitsubishi Heavy Industries.
- We signed two partnership project agreements with leading Chinese steelmakers Baowu and HBIS to trial production and smelting of iron ore pellets and direct reduced iron utilising BHP iron ores.
- We produced electrically smelted iron from BHP iron ores using hydrogen reduction and electric smelting technologies at laboratory scale at the BHP Centre for Sustainable Steelmaking Research (University of Newcastle, Australia) and conducted batch trials at 100 kg scale at Aachen University in Germany.
- We engaged with 92 per cent of our direct iron ore and steelmaking coal sales customers on GHG emission reduction pathways and carbon accounting methodologies.

Longer-term industry pathways and strategy

We support the steelmaking sector and our customers to develop solutions to reduce the GHG emissions intensity of steel production. We do this through a mix of collaborative partnerships and consortiums, research, investments through BHP Ventures (our dedicated venture capital unit), and emissions data calculation standardisation and transparency.

We use our conceptual 'steel decarbonisation framework' as a foresight tool. It consists of the four process routes which, in our view, offer the greatest potential for developing into near zero emission steelmaking[1] with sufficient flexibility, scalability and efficiency to support widespread adoption. The four process routes are described by the core ironmaking furnace or reactor used (i.e. blast furnace, electric arc furnace, electric smelting furnace and electrolysis).

We now have projects with 48 industry partners – including nine steelmaking customers representing 20 per cent of reported global steel production according to recent World Steel Association data, 16 research institutes and 11 technology companies (both start-ups and vendors).

Our CTAP 2024 provides more detail of potential longer-term industry pathways and our strategy and actions, including case studies of our projects.

For more information on potential industry pathways and our strategy and actions to support the reduction of steelmaking GHG emissions intensity in our value chain and our plan to achieve our medium-term goal refer to Value chain GHG emissions – Steelmaking: Our Scope 3 emissions goal to support capability for GHG emissions intensity reduction on pages 24 and 25 of our **CTAP 2024** available at bhp.com/CTAP2024

Direct suppliers

Performance and highlights

We continued to engage with and encourage our top 500 direct suppliers to set their own operational GHG emissions (Scopes 1 and 2 emissions) targets or goals to align with our long-term target to achieve net zero by CY2050 for the operational GHG emissions of our direct suppliers, with engagement made across 78 per cent of those top 500 suppliers to date.

Industry pathways and strategy

Each year we spend billions of dollars on goods and services from thousands of suppliers. Our strategy targets the top 500 direct suppliers by spend, which contributed to 78 per cent of our FY2024 total spend on suppliers.

Our strategy encompasses three areas of focus – selective purchasing, supportive engagements and measurement and monitoring.

Our CTAP 2024 provides more detail of potential longer-term industry pathways and our strategy and actions.

For more information on potential industry pathways and our strategy and actions to support the reduction of supplier GHG emissions in our value chain and our plan to achieve our long-term net zero target refer to Value chain GHG emissions – Direct suppliers: Our Scope 3 emissions net zero target for direct suppliers' operational GHG emissions on page 28 of our **CTAP 2024** available at bhp.com/CTAP2024

1. 0.40 tonnes of CO_2-e per tonne of crude steel for 100 per cent ore-based production (no scrap), as defined by the International Energy Agency (IEA) and implemented in ResponsibleSteel International Standard V2.0 ('near zero' performance level 4 threshold). IEA (2022), Achieving Net Zero Heavy Industry Sectors in G7 Members, IEA, Paris, License: CC BY 4.0, which also describes the boundary for the emission intensity calculation (including in relation to upstream emissions).

48 BHP Annual Report 2024

6 Sustainability continued

Value chain GHG emissions (Scope 3 emissions) – Shipping

Medium-term goal:	Support 40 per cent GHG emissions intensity reduction of BHP-chartered shipping of BHP products by CY2030, from a CY2008 baseline.

Performance, adjusted

gCO_2-e per deadweight tonne per nautical mile


10.0
7.5
5.0
2.5
0
5.8
3.4
CY2008
FY2023
FY2024

Value chain GHG emissions (Scope 3 emissions) – Shipping

Long-term net zero target:	Achieve net zero by CY2050 for the GHG emissions from all shipping of BHP products.

Performance, adjusted

$MtCO_2$-e


10.0
7.5
5.0
2.5
0
6.6
6.2
FY2020
FY2021
FY2022
FY2023
FY2024

For more information on the essential definitions, assumptions, GHG emissions boundaries, measurement approach and adjustments for this medium-term goal and this long-term net zero target, including the potential use of offsetting, refer to Climate-related metrics, targets and goals on page 52 to 59, later in this **OFR 6.9**

Shipping

Performance and highlights

- We are on track to meet our medium-term goal to support 40 per cent GHG emissions intensity reduction of BHP-chartered shipping of BHP products by CY2030 from a CY2008 baseline year. For FY2024, the GHG emissions intensity of BHP-chartered shipping was 42 per cent below CY2008 (baseline year and performance adjusted; for more information on the adjustments we make refer to Climate-related metrics, targets and goals on pages 52 to 59 in this OFR 6.9). We believe it will be possible to at least maintain, if not reduce, GHG emissions intensity in the coming years, although this will be challenging because of our expanding business activity and the associated dependence on the availability of GHG emission reduction solutions.
- We completed the retrofit of a wind assisted propulsion system (a flettner rotor) on M/V Koryu with our customer and partner Pan Pacific Copper and Norsepower. This vessel will be used for delivery of our copper concentrates from Chile to Japan. We intend to report the GHG emission reductions achieved by this in FY2025.
- We met our FY2024 social value scorecard Decarbonisation pillar milestone to 'engage the market to introduce additional lower/zero GHG emission BHP-chartered vessels through industry partnerships' by progressing our expression of interest for an ammonia value chain (the supply of, and a vessel's use of, low to zero GHG emission ammonia as a marine fuel) and consolidating our position in the market. Our next steps are to continue working with shortlisted participants across technical, commercial and supply assurance aspects with an intention to deploy these vessels on our iron ore trade route in the latter half of this decade.
- Our expression of interest for an ammonia value chain aims to set up a potentially viable pathway to meet our First Movers Coalition commitment that, by CY2030, 10 per cent of our total products shipped to our customers using our time charter vessels will be using zero GHG emission fuels. This commitment is subject to the availability of technology, supply, safety standards and the establishment of reasonable thresholds for price premiums.

Industry pathways and strategy

The International Maritime Organisation (IMO) has set levels of ambition for the international shipping sector that aim to progressively reduce GHG emissions and reach net zero GHG emissions by or around CY2050.

In the 2020s, the largest GHG emission reduction opportunities for international shipping are expected to come from improved operational and technological energy efficiency, including voyage optimisation and energy savings devices. Use of technologically ready lower GHG emission alternative fuels (e.g. biofuels, liquified natural gas) are still dependent on the availability of supply in shipping routes and their commercial viability.

In the longer term, switching to low to zero GHG emission fuels that are currently technologically not ready (e.g. ammonia produced with low to zero GHG emissions, civil nuclear technologies for commercial vessel propulsion) is expected to be a significant lever.

As one of the world's largest dry bulk charterers, we play an important role in supporting the international shipping sector to meet or exceed the GHG emission reduction ambitions set by the IMO. Our strategy encompasses three areas of focus – efficiency improvements, lower GHG emission and low to zero GHG emission alternative fuels, and improved carbon accounting.

Our CTAP 2024 provides more detail of longer-term industry pathways and our strategy and actions.

For more information on potential industry pathways and our strategy and actions to support the reduction of shipping GHG emissions in our value chain and our plan to achieve our medium-term goal and long-term net zero target refer to Value chain GHG emissions – Shipping: Our Scope 3 emissions goal to support GHG emissions intensity reduction and net zero target on pages 29 and 30 of our **CTAP 2024** available at bhp.com/CTAP2024

Climate-related risk management

How we identify and manage climate-related risk

At BHP, we take an enterprise approach to risk management and operate under one Risk Framework for all risks, including climate-related risks (threats and opportunities). Our Risk Framework requires the identification and management of risks to be embedded in business activities and provides requirements and guidance on the tools and processes to manage current and emerging risks. Our mandatory minimum performance requirements for risk management and the *Climate Change Global Standard* set the minimum requirements to manage climate-related risks and apply across our operated assets and functions, and to decision-making processes for sales, marketing and procurement.

To support the identification and management of climate-related risks at BHP, we monitor and interpret external signals, events and trends associated with transition risk and physical climate-related risk, which may include existing and emerging scientific, policy, legal and regulatory, reputational, and market developments.

Risk owners of climate-related risks must assess physical and transition climate-related risks, considering potential impacts, including to safety, productivity and cost across operated assets, value chains, infrastructure and services, and host communities.

The *Climate Change Global Standard* also sets mandatory minimum requirements for assessing physical climate-related risks (refer to Physical climate-related risks and adaptation in this OFR 6.9, for our progress to date), as well as for asset-level climate change plans and the value chain climate adaptation plan owned by our Commercial function. A number of these assessments and plans are still underway, and they are also regularly reviewed and revised to ensure continued relevance.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 49

When assessing the materiality of climate-related risks (as for all risks identified through our Risk Framework), we consider the likelihood (by reference to timeframes) and severity of potential impacts (including to health and safety, the environment, communities, human rights and social value) by estimating the maximum foreseeable loss (MFL) if that risk were to materialise. The MFL is the estimated impact to BHP in a worst-case scenario without regard to probability and assuming all controls are ineffective. This supports us to prioritise and understand the significance of climate-related risks in relation to other risks.

For more information on how we manage risk (including climate-related risk) and our risk factors refer to **OFR 8** on pages 73 to 82 in this Report

We recognise a changing climate can influence or exacerbate risks across our risk profile, including those associated with asset integrity, pricing of inputs, access to markets, changes to regulation and access to funding. Decisions on the prioritisation of actions to manage climate-related threats or pursue climate-related opportunities are made consistent with our standard risk management, planning and investment processes applicable to all risks identified under our Risk Framework. Using a consistent approach allows us to consider climate-related risks across our business to focus our actions on those that are material and integrate management of them into our core activities and business plans. We continue to embed climate-related risk across our risk profile and to improve the controls required to manage threats or enhance opportunities. We also continue to review our climate-related risk profile periodically, seeking to identify, assess and manage new or evolving climate-related risks.

Climate-related risks

In setting and monitoring the delivery of our strategy, we consider identified climate-related risks (threats and opportunities), both physical and transition (as applicable and to the extent their potential impacts are sufficiently understood) across the following time horizons:

- short-term (zero to two years), aligning with our two-year budget process
- medium-term (two to five years), defining supportive actions and initiatives that sit outside of our two-year budget process in order to support our long-term strategy
- long-term (five to 30 years, or longer in certain cases), given our supply, demand and pricing forecasts and our scenarios for portfolio analysis extend to CY2050 and in some cases beyond

Climate-related risks are broadly categorised as:

- Transition risks, which arise from existing and emerging policy, regulatory, legal, technological, market and other societal responses to the challenges posed by climate change and the transition to a net zero economy

For detailed disclosures on the management of transition risks refer to Transition to a net zero economy on page 50 in this **OFR 6.9**, and in Portfolio on pages 31 to 38 in our CTAP available at bhp.com/CTAP2024

- Physical risks, which refer to acute risks that are event-driven (including increased severity and frequency of extreme weather events) and chronic risks resulting from longer-term changes in climate patterns

For detailed disclosures about the studies we are undertaking to assess our exposure to physical climate-related risks refer to Physical climate-related risks and adaptation on page 51 in this **OFR 6.9**

Relevant BHP Group risk factors (refer to OFR 8 for more information)	Climate-related risk	Potential influence of climate-related issues on BHP Group risk factors over time[1] Short-term (0 to 2 years)	Medium-term (2 to 5 years)	Long-term (5 to at least 30 years)
Transition risk				
Operational events	– Technological solutions to reduce GHG emissions	Low	Low to medium	High
Significant social or environmental impacts	– Engaging in or association with activities with actual or perceived adverse climate-related impacts – Failure to meet evolving stakeholder expectations – Political, regulatory or judicial developments	Low	Low to medium	High
Low-carbon transition	– Low to zero GHG emission technologies or changes in customer preferences altering demand for our products – Perceptions of climate-related financial risk reducing access to capital and/or insurance for BHP or our customers or suppliers – Reputational damage and litigation – Adverse market, legal or regulatory responses	Low	Low	High
Adopting technologies and maintaining digital security	– Technological solutions to reduce GHG emissions	Low	Low	High
Optimising growth and portfolio returns	– Failure to achieve expected commercial objectives due to climate-related impacts	Low	Low	High
Accessing key markets	– Legal or regulatory changes, with respect to carbon-intensive industries and exports	Low	Low	High
Inadequate business resilience	– Geopolitical, global economic, regional or local developments or adverse events	Low	Low	High
Physical risk				
Operational events	– Extreme weather and other climate-related events that may impact production	Low	Low	Medium
Significant social or environmental impacts	– Failure to adequately identify or to appropriately manage physical climate-related risks	Low	Low to medium	Medium
Inadequate business resilience	– Acute and chronic physical climate-related impacts, event-driven and longer-term changes in climate patterns	Low	Low	Medium

1. The estimated potential (i) change to the level of influence of relevant climate-related issues and their associated risk factors on BHP's existing risk exposure and/or (ii) degree to which they may exacerbate existing risks within our risk profile, based on currently available information and noting that some assessments are preliminary and/or incomplete (particularly in relation to physical climate-related risk) and may change significantly.

Climate change and climate-related risks have the potential to influence or exacerbate risks across our operations and functions and are required to be considered and, where applicable, integrated in accordance with our Risk Framework into our asset risk profiles to be managed across each of these time horizons (see the table above). The linkage of these time horizons to our planning processes and activities and strategy formation informs our decision-making and enables us to take appropriate and timely risk management actions.

For more information on BHP's Risk Framework, how we manage climate-related risks and the potential impact to BHP operations refer to **OFR 8** on pages 73 to 82 in this Report

50 BHP Annual Report 2024

6 Sustainability continued

Transition to a net zero economy

Our portfolio's resilience

We continue to seek to maximise our exposure to products that enable and support decarbonisation and electrification, urbanisation and a growing population, and to minimise the risk that capital may be stranded in a rapidly decarbonising world. To support this outcome, we consider a range of inputs, including our 1.5°C scenario, when testing the resilience of our portfolio and making investment decisions.

Our CTAP 2024 analyses our portfolio's resilience in our new 1.5°C scenario and describes key input assumptions, analytical methods, outputs and sensitivities we used in or derived from this scenario.

We use our planning range (our long-term forecast of demand, supply and price across our commodities) for operational planning. It is comprised of three unique, independent planning cases: a 'most likely' base case, and an upside case and downside case that provide the range's boundaries. These three cases reflect proprietary forecasts for the global economy and associated sub-sectors (i.e. energy, transport, agriculture, steel) and the resulting market outlook for our core commodities. The assessments of future states are not explicitly climate scenarios designed to test the resilience of our portfolio to different global climate action trajectories. However, in all three future state estimates, while the global gross domestic product assumptions and pace and drivers of decarbonisation policy and technology diffusion vary, most developed economies reach net zero around CY2050, with other developing economies reaching net zero in CY2060 and CY2070. The modelled output of our planning range results in global CO_2 emission pathways implying a projected global temperature increase of around 2°C by CY2100.

Our planning range's demand, supply and price forecasts for key commodities are used to inform data inputs into our operational modelling and drive operational planning. Our planning range is also used for strategy formation and investment decisions.

We use our 1.5°C scenario to derive commodity price sensitivities to assess potential impacts on portfolio value compared with our base case valuations using our planning range. Our modelling indicates our portfolio remains resilient under our 1.5°C scenario. The value of our copper, potash and nickel assets increases relative to the base case of our planning range, and offsets the effect to our portfolio from some downside risk to steelmaking coal. The net present value of our portfolio under our 1.5°C scenario is approximately the same as under the current base case of our planning range, indicating we would be resilient in an accelerated transition to a 1.5°C outcome. Western Australia Nickel's temporary suspension (see below) has not altered our scenario analysis, which includes nickel in our portfolio.

As described elsewhere in this Report, as well as in our CTAP 2024, we continue to reposition our portfolio towards commodities that can enable and support megatrends, such as global decarbonisation and electrification. Our actions to enable and support include BMA's divestment of the Blackwater and Daunia mines as a further step to concentrate our coal portfolio on the higher-quality (grade) coals increasingly preferred by steelmaking customers and the acquisition of OZ Minerals in FY2023 to support the creation of a South Australia copper basin. We expect such actions to further enhance the overall resilience of our portfolio over time.

In July 2024, we announced our Nickel West operations and West Musgrave project (Western Australia Nickel) would be temporarily suspended from October 2024. Over the longer term, our 1.5°C scenario and the base case of our planning range see nickel demand growing in response to the transition. However, the decision to temporarily suspend operations follows oversupply in the global nickel market. At the time of our announcement, forward consensus nickel prices over the next half of the decade had fallen sharply reflecting strong growth of alternative low-cost nickel supply.

For more analysis of our portfolio's resilience in our new 1.5°C scenario and more information about the three planning cases in our planning range and their use refer to Portfolio on pages 31 to 38 of our **CTAP 2024** available at bhp.com/CTAP2024

For key assumptions and metrics for our new 1.5°C scenario and a comparison with other 1.5°C scenarios refer to Additional information – Our 1.5°C scenario assumptions and the signposts we monitor on page 61 and Additional information – Our 1.5°C scenario compared to benchmarks on page 62 of our **CTAP 2024** available at bhp.com/CTAP2024

For disclosures related to potential financial statement impacts in our new 1.5°C scenario refer to Financial Statements note 16 'Climate change' on pages 162 to 165 in this Report

Impact on our business, strategy and capital alignment and allocation

The final (or sufficiently resolved) results of our climate-related risk assessments across our short-, medium- and long-term time horizons (as described on the previous page 49), as well as our 1.5°C scenario, are considered and integrated into our strategy and as a sensitivity in our capital allocation processes. This enables us to test the extent to which our business and capital allocation are aligned with a rapidly decarbonising global economy.

We are undertaking our studies of physical climate-related risks to progressively identify, assess and quantify the potential future impacts to site operations, productivity and estimated cost for our operated assets. Once the results of the risk quantification studies for our operated assets are completed, we propose to use the results to inform updates to our risk profile, including new risk management activities, inform corporate planning, identify areas where we should focus our assessment of new or strengthened controls or adaptation responses, and assess the financial and social value of adaptation measures.

For an overview of how climate-related issues have impacted our operational activities and our approach with respect to our value chain refer to Operational GHG emissions (Scopes 1 and 2 emissions from our operated assets) on pages 44 to 46 and Value chain GHG emissions (Scope 3 emissions) on pages 46 to 48 in this **OFR 6.9**

For more information on potential financial statement impacts due to climate-related risks, refer to Financial Statements note 16 'Climate change' on pages 162 to 165 in this Report

For more information on the studies we are undertaking to assess our exposure to physical climate-related risks refer to Physical climate-related risk and adaptation on page 51 in this **OFR 6.9**

For more information on our commodity production, revenue and expenditure refer to Climate-related metrics, targets and goals on pages 52 to 59 in this **OFR 6.9**

Carbon pricing

We embed carbon prices within our planning range and planning cases that inform asset planning, asset valuations and operational decision-making, including the prioritisation of operational GHG emission reduction projects.

For our qualitative and quantitative disclosures related to carbon pricing refer to Financial Statements note 16 'Climate change' on pages 162 to 165 in this Report

Equitable change and transition

We seek meaningful, long-term, mutually beneficial relationships that respect local cultures. We aim to support the development of diversified and resilient local communities and economies that contribute to wellbeing that continues beyond the life of our operated assets.

For information on the work we are undertaking to leave a positive legacy from our mining in the Hunter Valley as we move towards the planned closure of Mt Arthur Coal refer to **Equitable change and transition** on pages 46 to 48 of our **CTAP 2024** available at bhp.com/CTAP2024

Climate policy advocacy

We believe governments around the world should adopt and progress policies aligned with the goals of the Paris Agreement to limit the increase in the global average temperature by CY2100 to well below 2°C above pre-industrial levels and pursue efforts to limit the increase to 1.5°C. We commit to conducting our climate policy advocacy consistent with these goals in our direct advocacy and our indirect advocacy. Our Climate Policy Principles show how we intend this commitment to be translated into action.

Our Climate Policy Principles, the approach we take to our direct and indirect advocacy, and our latest advocacy disclosures are available at bhp.com/sustainability/climate-change/advocacy-on-climate-policy and bhp.com/about/operating-ethically/industry-associations

For more information on our policy advocacy refer to Climate policy advocacy on pages 39 to 41 of our **CTAP 2024** available at bhp.com/CTAP2024

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 51

Physical climate-related risks and adaptation

A changing climate can exacerbate and create physical climate-related risks, which include:

- Acute physical climate-related risks: Extreme climatic events, such as floods, cyclones and heatwaves, that may be more severe or more frequent because of a changing climate
- Chronic physical climate-related risks: The incremental worsening of conditions, such as the gradual increase in the number of extreme heat days over the years, or rising sea levels

The mining sector is exposed to both acute and chronic physical climate-related risks because of its remote outdoor operations with labour and physical capital exposed to the elements, and because of its dependency on global value chains. The long lives of mining assets mean they could encounter deteriorating conditions in later decades. Geographically dispersed sites and value chains increase the diversity of physical climate-related impacts we could encounter.

We are undertaking studies to assess our exposure to physical climate-related risks that draw on science-based climate data. We are working to complete these studies and continue verification and review of results in FY2025. Our approach to evaluating our operational physical climate-related risks is illustrated in the 'Our approach to physical climate-related risk' diagram on this page.

Climate modelling

We commissioned WTW (one of our insurance advisors) to develop a climate dataset covering our operated assets and some key value chain locations, to develop a more holistic understanding of the potential parameters of our physical climate-related risk exposure and how it may change over time.

This climate dataset is based on the publicly available Shared Socioeconomic Pathways (SSP) scenarios used by the Intergovernmental Panel on Climate Change, and includes latest generation (Coupled Model Intercomparison Project Phase 6 (CMIP6)) and CMIP5 climate models, applied to our operated assets. The dataset covers more than 20 climate-related hazards potentially relevant to our global operations, such as average temperature, extreme precipitation, and cyclones, which can represent physical climate-related risks. Alongside this we apply local observational climate data and other sources of climate projections. This approach allows us to develop a localised view of potential impacts, including changes in rainfall patterns, average and maximum temperatures and sea level rise.

The climate dataset includes a baseline (CY2001 to CY2020) and projections for three future time horizons (CY2026 to CY2045, CY2046 to CY2065, CY2066 to CY2085) for the following Intergovernmental Panel on Climate Change SSP-based GHG emission scenarios:[1]

- Low-case: Estimated average global temperature increase of 1.8°C by CY2100 (SSP1-2.6)
- Mid-case: Estimated average global temperature increase of 2.7°C by CY2100 (SSP2-4.5)
- High-case: Estimated average global temperature increase of 4.4°C by CY2100 (SSP5-8.5)

The table 'Potential physical climate-related risks at our operated assets and in their value chains' on this page shows the physical climate-related risks that our studies to date indicate could have potential impact for our operated assets (including via impacts in our value chain). The first stage of our analysis looks at our operated assets that are currently producing (excluding NSWEC and former OZ Minerals sites) and our Jansen potash project. We plan to include currently producing former OZ Minerals sites and to expand and adapt our approach to incorporate our legacy assets and NSWEC in FY2025.

Our approach to physical climate-related risk


Climate data projections: Use of climate data and projections for different scenarios and time horizons
Operational site impacts: Engineering assessments to understand the potential direct impact of climate-related events on our sites
Safety, productivity and cost impacts: Applying internal models to assess potential impacts to safety, cost and productivity
Financial impacts and value-at-risk: Incorporating assessment results into internal planning models to understand potential financial impacts and value-at-risk
Incorporating into business planning, risk management and capital allocation: Embedding consideration of physical climate-related risk (including value-at-risk) into business planning, risk management, and capital allocation, as required

Potential physical climate-related risks at our operated assets and in their value chains

Climate hazard	Potential operational site impacts
Extreme precipitation and/or flooding	Inundation of mines and/or key production infrastructure
	Disruption and/or damage to water supply infrastructure
	Exacerbation of tailings storage facility failure risk
Coastal hazards (including higher sea levels, cyclones, storm surge and changes in marine ecosystems)	Disruption and/or damage to port and coastal infrastructure and operations
Extreme temperatures	Disruption and/or damage to electrical infrastructure
Changes in rainfall, temperature and/or evaporation patterns	Water shortages for operational activities
Extreme weather events (including extreme heat, extreme precipitation and/or flooding, cyclones)	Workforce health and safety incidents
	Disruption in the supply of critical production inputs, and access to supply chain infrastructure

For more information on our approach to physical climate-related risk quantification studies, existing risk controls and potential adaptation responses refer to Physical risk and adaptation on pages 42 to 45 of our **CTAP 2024** available at bhp.com/CTAP2024

For more information on how physical climate-related risk has been considered in asset carrying values refer to Financial Statements note 16 'Climate change' on pages 162 to 165 in this Report

1. Table SPM.1, Summary for Policymakers. In: Climate Change 2021: The Physical Science Basis. Contribution of Working Group I to the Sixth Assessment Report of the Intergovernmental Panel on Climate Change. IPCC, CY2021.

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6 Sustainability continued

Climate-related metrics, targets and goals

Primary metrics we consider when assessing and managing climate-related risks (threats and opportunities)

Metric	Refer to
Commodity production, revenue and expenditure	– Commodity production, revenue and expenditure table on page 52 in this **OFR 6.9**
Capital allocation and alignment	– Planned capital expenditure table on page 53 in this **OFR 6.9** – Financial Statements note 16 'Climate change' on pages 162 to 165 in this Report
Operational GHG emissions (Scopes 1 and 2 emissions from our operated assets)	– Operational GHG emissions (Scopes 1 and 2 emissions) inventory table on page 54 in this **OFR 6.9**
Value chain GHG emissions (Scope 3 emissions)	– Value chain GHG emissions (Scope 3 emissions) inventory table on page 55 in this **OFR 6.9**
Production, reserves and resources	– Production and Mineral Resources and Ore Reserves in Additional Information 4 and 6 on pages 205 to 251 in this Report
Management's Cash and Deferred Plan (proportion linked to climate)	– Remuneration Report on pages 115 to 131 in this Report
Carbon pricing	– Financial Statements note 16 'Climate change' on pages 162 to 165 in this Report

We report on a number of other sustainability-related metrics (e.g. water use, biodiversity) in our sustainability disclosures, and recognise their interconnection with climate change. However, we do not currently use these as our core metrics for the assessment and management of climate-related risks.

For more information on our social value and sustainability-related goals, metrics and milestones refer to **OFR 6 Sustainability** beginning on page 29 in this Report

The role of our commodities in the transition

We continue to engage with investors, industry and standard setters to explore ways of establishing clear methodologies for classification and measurement of 'green revenue'[1] and associated capital expenditure within the resources sector. We note that, at present, there are still divergent and evolving views globally on what constitutes green revenue, with no clear definition or expectations for other sustainability indicators for the resources sector.

Traceability of end use for many commodities, such as copper and nickel, remains a challenge as they undergo multiple stages of processing and have a diverse range of end uses. Given this continued uncertainty, we have presented multiple classifications of certain of our commodities to reflect a view on their actual or potential contribution to the transition to a net zero economy.

The classification we have given to our commodities (described in the table below) is intended to be an indicative approach pending clear and resolved methodologies for identifying key transition materials that contribute to the transition to a net zero economy and the calculation of the revenues they generate. We also acknowledge the classification focuses on the theme of enabling the transition to a net zero economy to mitigate climate change, and broader sustainability indicators in relation to how these commodities are produced are also important to consider.

Classification	Definition	Commodities
Climate Action 100+ Net Zero Standard for Diversified Mining, September 2023	Key transition materials	Copper, nickel
FTSE Russell's Green Revenues Classification System, v1.1, January 2024	Key raw minerals and metals	Uranium
BHP	Future-facing commodities[2]	Copper, nickel, potash

We believe steelmaking materials like iron ore and steelmaking coal also have an important role to play in the global transition to net zero. We expect the blast furnace with carbon capture, utilisation and storage (CCUS) to be an important part of the journey towards the end-state objective of widespread near zero emission steel, and it requires higher-quality steelmaking coal as an input. External analysis, such as the International Energy Agency's net zero by 2050 scenario,[3] supports this view.

Our view on steelmaking materials and their role in the transition to net zero is described in Portfolio – Steelmaking, iron ore and steelmaking coal in our 1.5°C scenario on pages 37 and 38 of our **CTAP 2024** available at bhp.com/CTAP2024

1. 'Green revenue' is a label referenced externally, including by standard setters and in investor-led benchmarks, which is intended as a measure of the extent to which products and services contribute to the transition to a net zero, resource efficient and socially inclusive economy. For more information refer to unep.org/regions/asia-and-pacific/regional-initiatives/supporting-resource-efficiency/green-economy.
2. Commodities that we determine to be positively leveraged in the energy transition and broader global response to climate change, with potential for decades-long demand growth to support emerging mega-trends like electrification and decarbonisation.
3. International Energy Agency's World Energy Outlook 2023, iea.org/reports/world-energy-outlook-2023.

The table below presents the production, revenue and capital expenditure for our commodities.

Historical commodity production, revenue and capital expenditure

	Production (kt)		Revenue (US$M)		Major capital (growth) expenditure (US$M)		Other capital expenditure[1] (US$M)		Total capital expenditure (US$M)	
Commodity	**FY2024**	FY2023	**FY2024**	FY2023	**FY2024**	FY2023	**FY2024**	FY2023	**FY2024**	FY2023
Copper[2]	1,865	1,717	17,229	14,902	920	299	3,002	2,544	3,922	2,843
Nickel[2]	82	80	1,378	1,879	707	74	665	678	1,373	752
Potash	0	0	0	0	1,323	838	-238	-193	1,085	645
Uranium	4	3	568	362	Included within figures for copper[3]					
Iron ore	259,684	257,043	27,805	24,678	405	144	1,715	1,919	2,119	2,063
Steelmaking coal	22,275	29,020	5,793	7,429	30	97	519	405	549	502
Energy coal	15,368	14,172	1,873	3,528	0	0	100	156	100	156
Other[4]	Not applicable	Not applicable	1,014	1,039	0	0	125	122	125	122

Notes

– FY2023 figures include former OZ Minerals operations from the date of acquisition. FY2024 figures include BMA's Blackwater and Daunia coal mines up to completion of their divestment on 2 April 2024. Cerro Colorado entered temporary care and maintenance in December 2023.

1. 'Other capital expenditure' includes maintenance and decarbonisation capital, improvement capital and exploration. Negative figures for potash result from the accounting treatment for this category.
2. Capital expenditure for by-products gold, silver and molybdenum is included within the capital expenditure for copper, while nickel is included within the capital expenditure for nickel. It is not possible to disaggregate due to the integrated nature of operations.
3. Capital expenditure for uranium is included within copper's capital expenditure as it is not possible to disaggregate due to the integrated nature of operations.
4. 'Other' for 'Production' has not been calculated due to small production volumes of by-products cobalt, gold, lead, molybdenum, silver and zinc. 'Other' for 'Revenue' includes by-products cobalt, gold, lead, molybdenum, silver and zinc. 'Other' for 'Major capital (growth) expenditure' and 'Other capital expenditure' primarily represents the capital spend for Group functions.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 53

The table below presents our planned major capital (growth) for our commodities.

Planned major capital (growth) capital expenditure in commodities (US$M)

Commodity and classification	FY2025	FY2026
Copper[1]	1,572	1,567
Nickel[1]	117[2]	0
Potash	1,864	1,734
Uranium	Included within figures for copper[3]	
Iron ore	1,346	1,599
Steelmaking coal	0	0
Energy coal	0	0
Other[4]	0	0

Notes

- Major capital represents projects greater than US$250M. FY2025 and FY2026 figures are sourced from our budget.

1. Capital expenditure for by-products gold, silver, molybdenum and cobalt is included within the capital expenditure for copper and nickel as it is not possible to disaggregate due to the integrated nature of operations.
2. Represents planned capital expenditure for development of West Musgrave.
3. Capital expenditure for uranium is included within copper's capital expenditure as it is not possible to disaggregate due to the integrated nature of operations.
4. 'Other' primarily represents the capital spend for Group functions.

Our reported energy consumption and GHG emissions inventory

Operational energy consumption inventory: Operational control basis (petajoule (PJ), unless otherwise indicated)

		FY2024	FY2023	FY2022
Total operations basis energy consumption	Consumption of fuel			
	– Coal and coke	1	1	1
	– Natural gas	11	11	22
	– Distillate/gasoline	88	85	87
	– Other	3	2	2
	Consumption of electricity	40	39	37
	Total operational energy consumption	**143**	**138**	**149**
Total operations basis other metrics	Operational energy consumption from renewable sources	26	26	17
	Consumption of electricity from grid	36	35	33
	Operational energy intensity (GJ per tonne of copper equivalent production)	21	19	20
Acquired and divested operations (as reflected in Total operations basis energy consumption)	Operational energy consumption from acquired operations (included from the date of acquisition)	4	1	0
	Operational energy consumption from divested operations (included only up to the completion date or effective date, as applicable, of the divestment)	6	8	24

Notes

- Definition: Energy consumption refers to the annual quantity of energy consumed by BHP from the combustion of fuel and operation of our facilities, together with purchased or acquired electricity, steam, heat or cooling consumed by our operated assets.
- Organisational boundary: We have made our calculations based on an operational control approach in alignment with the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard.
- Rounding: Data has been rounded to the nearest 1 PJ.
- For all metrics, FY2023 reported values now include almost two months of former OZ Minerals facilities data from the date of acquisition (completed on 2 May 2023). See later notes on specific metric restatements caused by this update.
- Operational energy consumption from renewable sources includes third-party supplied renewable electricity as evidenced by renewable energy certificates (RECs) or supplier-provided documentation. FY2023 reported value includes a small portion of biofuels.
- Operational energy consumption from acquired operations consists of former OZ Minerals facilities.
- Operational energy consumption from divested operations consists of BMC (sale of our interest in BMC completed on 3 May 2022), our Petroleum business (merger with Woodside completed on 1 June 2022) and the Blackwater and Daunia mines (sale by BMA completed on 2 April 2024).
- Restatement: Consumption of electricity FY2023 reported value has been restated to include former OZ Minerals facilities data (see earlier note). Previously reported value was 38 gigajoules (GJ).
- Restatement: Consumption of electricity from grid FY2023 reported value has been restated to include former OZ Minerals facilities data (see earlier note). Previously reported value was 34 GJ.
- Restatement: Operational energy intensity (GJ per tonne of copper equivalent production) FY2022 and FY2023 reported values have been restated due to calculations now based on FY2024 average realised product prices, with production figures consistent with operational energy consumption reporting boundaries. Previously reported values were 19 GJ per tonne of copper equivalent production for FY2022 and 18 GJ per tonne of copper equivalent production for FY2023.

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6 Sustainability continued

Operational GHG emissions (Scopes 1 and 2 emissions) inventory

This table presents our reported operational GHG emissions (Scopes 1 and 2 emissions from our operated assets) inventory. There may be differences between this annual total operational GHG emissions inventory (unadjusted inventory) and the GHG emissions we measure for the baseline year, reference year and performance for our operational GHG emissions medium-term target and long-term net zero goal, resulting from different approaches to the treatment of divestments, acquisitions and methodology changes based on the purpose for which the data is being reported.

For the measurement applicable to our operational GHG emissions medium-term target and long-term net zero goal refer to Operational GHG emissions (Scopes 1 and 2 emissions from our operated assets) medium-term target and long-term goal definitions on page 56 in this **OFR 6.9**

For more information on the calculation methodologies, assumptions, treatment of divestments and acquisitions and key references used in the preparation of our reported GHG emissions data refer to our BHP GHG Emissions Calculation Methodology 2024 available at bhp.com/climate

Operational GHG emissions (Scopes 1 and 2 emissions): Operational control basis ($MtCO_2$-e, unless otherwise indicated)

		FY2024	FY2023	FY2022
Total operations basis GHG emissions	Scope 1 emissions	8.2	8.0	9.1
	Scope 2 emissions	1.9	1.9	3.1
	Total operational GHG emissions	**10.1**	**9.9**	**12.2**
Total operations basis other metrics	Voluntary carbon credits retired	0	0	0
	Location-based Scope 2 emissions	3.7	3.8	4.8
	Operational GHG emission intensity (tCO_2-e per tonne of copper equivalent production)	1.5	1.4	1.7
	Proportion of Scope 1 emissions covered under an emissions-limiting regulation (%)	73%	80%	78%
	Proportion of Scope 1 emissions from methane (%)	15%	16%	17%
Acquired and divested operations (as reflected in Total operations basis GHG emissions)	Scopes 1 and 2 emissions from acquired operations (included from the date of acquisition)	0.3	0.04	0
	Scopes 1 and 2 emissions from divested operations (included only up to the completion date or effective date, as applicable, of the divestment)	0.8	1.0	2.3

Notes

- Definition: Scope 1 emissions refers to direct GHG emissions from our operated assets. Scope 2 emissions refers to indirect GHG emissions from the generation of purchased or acquired electricity, steam, heat or cooling that is consumed by our operated assets. Scope 2 emissions have been calculated using the market-based method, unless otherwise specified, in alignment with the Greenhouse Gas Protocol Scope 2 Guidance.
- Organisational boundary: Scopes 1 and 2 emissions have been calculated based on an operational control approach in alignment with the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard.
- Rounding: Data has been rounded to the nearest 0.1 $MtCO_2$-e.
- For all metrics, FY2023 reported values now include almost two months of former OZ Minerals facilities data from the date of acquisition (completed on 2 May 2023). See later notes on specific metric restatements caused by this update.
- Scopes 1 and 2 emissions from acquired operations consists of former OZ Minerals facilities (see earlier note).
- Scopes 1 and 2 emissions from divested operations consists of BMC (sale of our interest in BMC completed on 3 May 2022), our Petroleum business (merger with Woodside completed on 1 June 2022) and the Blackwater and Daunia mines (sale by BMA completed on 2 April 2024).
- Restatement: Scope 1 emissions FY2022 reported value has been restated due to the correction of a system error. Previously reported value was 9.2 $MtCO_2$-e.
- Restatement: Scope 2 emissions FY2023 reported value has been restated to include almost two months of former OZ Minerals facilities data from the date of acquisition (see earlier note). Previously reported value was 1.8 $MtCO_2$-e.
- Restatement: Operational GHG emissions intensity (tonnes of carbon dioxide equivalent (tCO_2-e) per tonne of copper equivalent production) FY2022 and FY2023 reported values have been restated due to calculations now based on FY2024 average realised product prices, with production figures consistent with operational GHG emissions reporting boundaries. Previously reported values were 1.6 tonnes CO_2-e per tonne of copper equivalent production for FY2022 and 1.3 tonnes CO_2-e per tonne of copper equivalent production for FY2023.
- Restatement: Proportion of Scope 1 emissions covered under an emissions-limiting regulation FY2022 and FY2023 reported values have been restated, where for FY2022 it is due to the unintentional exclusion of the GHG emissions from a divested Petroleum operation, while for FY2023 it is due to the inclusion of former OZ Minerals facilities data (see earlier note). Previously reported values were 71 per cent for FY2022 and 81 per cent for FY2023.
- Restatement: Proportion of Scope 1 emissions from methane (%) FY2022 and FY2023 reported values have been restated, where for FY2022 it is due to the same system error as described earlier for Scope 1 emissions, while for FY2023 it is due to minor amendments to fugitive emissions as part of the annual reconciliation process for Australian regulatory reporting. Previously reported values were 18 per cent for FY2022 and 15 per cent for FY2023.

Contents Overview **Operating and Financial Review** Governance Financial Statements Additional Information 55

Value chain GHG emissions (Scope 3 emissions) inventory

This table presents our reported value chain GHG emissions (Scope 3 emissions) inventory. There may be differences between this annual reported Scope 3 emissions inventory (unadjusted inventory) and the GHG emissions we measure for the baseline year, reference year and performance for our value chain GHG emissions medium-term goals and long-term net zero targets and goal, resulting from different GHG emissions boundaries and/or different approaches to the treatment of divestments, acquisitions and methodology changes based on the purpose for which the data is being reported.

For the measurement applicable to our value chain GHG emissions medium-term goals and long-term net zero targets and goal refer to Value chain GHG emissions (Scope 3 emissions) medium-term goals definitions and Value chain GHG emissions (Scope 3 emissions) long-term targets and goal definitions on pages 57 to 59 in this **OFR 6.9**

For more information on the calculation methodologies, assumptions, treatment of divestments and acquisitions and key references used in the preparation of our reported GHG emission data refer to our BHP GHG Emissions Calculation Methodology 2024 available at bhp.com/climate

Value chain GHG emissions (Scope 3 emissions) ($MtCO_2$-e)

		FY2024	FY2023	FY2022
Category 1	Purchased goods and services (including capital goods)	11.7	9.4	8.8
Category 3	Fuel- and energy-related activities	2.5	2.4	2.2
Category 4	Upstream transportation and distribution			
	– Shipping	4.3	4.3	4.5
	– Non-shipping	0.4	0.5	0.4
Category 6	Business travel	0.1	0.1	0.1
Category 7	Employee commuting	0.3	0.2	0.3
Category 9	Downstream transportation and distribution			
	– Shipping	2.1	2.3	3.5
	– Non-shipping	0.3	0.2	0.0
Category 10	Processing of sold products			
	– Steelmaking: Iron ore processing to crude steel	292.0	282.9	270.8
	– Steelmaking: Steelmaking coal processing to crude steel	22.4	28.7	34.5
	– Copper processing	1.2	1.1	1.0
	– Nickel processing	0.5	0.5	0.3
Category 11	Use of sold products			
	– Energy coal	38.4	37.0	37.6
	– Natural gas, crude oil and condensates, natural gas liquids	0.0	0.0	34.9
Category 15	Investments	1.2	1.3	2.8
Total Scope 3 emissions		**377.6**	**370.8**	**401.9**

Notes

- Definition: Scope 3 greenhouse gas emissions refers to all other indirect GHG emissions (not included in Scope 2) that occur in our value chain. Scope 3 emissions have been calculated using methodologies consistent with the Greenhouse Gas Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard.
- Organisational boundary: Category 10, Processing of sold products, Category 11, Use of sold products and Category 15, Investments all defined on an equity share basis. All other Scope 3 emissions boundaries are defined on a category-by-category (and in some cases, sub-category) basis due to data limitations. Scope 3 emissions reporting necessarily has a degree of overlap in reporting boundaries due to our involvement at multiple points in the lifecycle of the commodities we produce and consume.
- Rounding: Data has been rounded to the nearest 0.1 $MtCO_2$-e.
- Assessing and comparing reductions in Scope 3 emissions should consider the impact that acquisitions and divestments have had.
- Scope 3 emissions data includes GHG emissions for former OZ Minerals assets from the date of acquisition (completed on 2 May 2023). Former OZ Minerals Scope 3 emissions data has not been included in certain categories and/or sub-categories due to data limitations. We estimate these GHG emissions to be immaterial.
- All Scope 3 emissions data includes divested operations only up to the completion date or effective economic date (as applicable) of the divestment. Divestments include divestment of our interest in the Rhourde Ouled Djemma (ROD) Integrated Development (completed in April 2022), divestment of our interest in BMC (completed on 3 May 2022), divestment of our Petroleum business (merger with Woodside completed on 1 June 2022) and BMA's divestment of the Blackwater and Daunia mines (completed on 2 April 2024).
- Category 4, Upstream transportation and distribution and Category 9, Downstream transportation and distribution now use maritime transport emission factors from EU Regulation 2023/1805, after The British Standards Institution (BSI) EN 16258 standard (the source of the emission factors we previously used) was withdrawn in CY2023. Category 9, Downstream transportation and distribution also now uses a changed methodology for the portside transport of iron ore in China (which began in FY2023) consisting of more accurate mapping for the transport of our products from port to customer via a combination of road, rail and barge.
- Category 10, Processing of sold products does not include GHG emissions associated with downstream processing of our zinc, gold, silver, ethane, cobalt and uranium oxide products as production and sales volumes are relatively small and a large range of possible end uses apply. We estimate these GHG emissions to be immaterial.
- Category 15, Investments covers the Scopes 1 and 2 emissions (on an equity basis) from entities in which we hold an interest that are not operated by BHP.
- Restatement: Category 1, Purchased goods and services (including capital goods) FY2023 reported value has been restated to include former OZ Minerals assets (see earlier note). Previously reported value was 9.1 $MtCO_2$-e.
- Restatement: Category 3, Fuel- and energy related-activities FY2022 reported value has been restated to correct a minor calculation error. Previously reported value was 2.3 $MtCO_2$-e.
- Restatement: Category 4, Upstream transportation and distribution FY2022 and FY2023 reported values have been restated, where for FY2022 it is due to the change in maritime transport emission factors as described earlier for Category 4, Upstream transportation and distribution, and for FY2023 it is due to the same change in emission factors and also the inclusion of former OZ Minerals assets (see earlier note). Previously reported values were 4.5 $MtCO_2$-e for FY2022 and 4.4 $MtCO_2$-e for FY2023.
- Restatement: Category 9, Downstream transportation and distribution FY2022 and FY2023 reported values have been restated due to the change in maritime transport emission factors and the methodology change, as described earlier for Category 9, Downstream transportation and distribution. Previously reported values were 3.2 $MtCO_2$-e for FY2022 and 2.8 $MtCO_2$-e for FY2023.

56 BHP Annual Report 2024 6 Sustainability continued Definitions and key details for our GHG emissions targets and goals For the definitions of the terms used to express our GHG emissions targets and goals, including ‘target’, ‘goal’, ‘net zero’ and ‘carbon neutral’, refer to Additional information 10 on pages 245 to 250 in this Report Operational GHG emissions (Scopes 1 and 2 emissions from our operated assets) medium-term target and long-term net zero goal definitions, assumptions, adjustments and additional key details Description Medium-term target: Reduce operational GHG emissions by at least 30 per cent from FY2020 levels by FY2030 Long-term net zero goal: Achieve net zero operational GHG emissions by CY2050 Baseline year or Medium-term target: Baseline year: FY2020 | Period: FY2020 to FY2030 reference year, Long-term net zero goal: Reference year: FY2020. FY2020 is used as a reference year to track progress towards our goal, but is not and period a baseline year for achieving our goal. | Period: FY2020 to CY2050 Type and reduction Medium-term target: Type: Absolute | Reduction: Gross; At least 30 per cent Long-term net zero goal: Type: Absolute | Reduction: Net; 100 per cent (where we currently estimate up to around an 85 per cent gross operational GHG emissions reduction against FY2020 levels by CY2050 without the use of carbon credits for offsetting) Boundary Inventory boundary: Scopes 1 and 2 emissions: Operational control Exclusions Non-operated assets and equity investments (included in our value chain GHG emissions (Scope 3 emissions) long-term net zero goal) GHGs included CO2, CH4, N2O, HFC, PFC, SF6 Offsetting Medium-term target: Our plan is to achieve our medium-term target through structural GHG emissions abatement instead of offsetting our operational GHG emissions. We will not use regulatory carbon credits (i.e. those used for compliance under regulatory schemes such as the Safeguard Mechanism in Australia) to meet our target. In our projected pathway, we have not planned to use voluntary carbon credits to meet our medium-term target, but if there is an unanticipated shortfall in our pathway, we may use voluntary carbon credits that meet our integrity standards to close the performance gap. Long-term net zero goal: Planned, to close the performance gap beyond our current estimate of up to around an 85 per cent gross operational GHG emissions reduction against FY2020 levels by CY2050 without the use of carbon credits for offsetting Measurement approach Scope 1 emissions are calculated using emission factors and methodologies required under mandatory local regulatory programs where BHP operates, including the National Greenhouse Energy and Reporting (NGER) scheme for Australian operations, Green Tax legislation (referencing Intergovernmental Panel on Climate Change (IPCC) emission factors) for Chilean operations and Canadian Greenhouse Gas Reporting Program (referencing IPCC emission factors) for our Jansen potash project. In the absence of mandatory local regulatory programs, the Australian NGER scheme emission factors and methodology is used. Scope 2 emissions are calculated using the market-based method using electricity emission factors sourced directly from the supplier where available, as evidenced by Renewable Energy Certificates and/or supplier-provided documentation. Where supplier-specific emission factors are not available, a default location-based emission factor for electricity, as published in local regulations or industry frameworks, is used. Key adjustments made Baseline year (for our target) and reference year (for our goal) and performance data have been adjusted for divestment of our to baseline year or interest in BMC (completed on 3 May 2022), divestment of our Petroleum business (merger with Woodside completed on 1 reference year and June 2022), BMA’s divestment of the Blackwater and Daunia mines (completed on 2 April 2024), our acquisition of OZ Minerals subsequent data (completed on 2 May 2023) and for methodology changes (use of IPCC Assessment Report 5 (AR5) Global Warming Potentials and the transition to a facility-specific GHG emission calculation methodology for fugitives at Caval Ridge and Saraji South). Performance, adjusted FY2020: 13.6 MtCO2-e FY2021: 13.8 MtCO2-e FY2022: 10.2 MtCO2-e FY2023: 9.1 MtCO2-e FY2024: 9.2 MtCO2-e Target or goal setting Medium-term target: Our target is measured on a cumulative GHG emission basis against an overall carbon budget. The target method percentage reduction was established in FY2020 by applying the same rate of reduction to BHP’s GHG emissions as the rate at which the world’s GHG emissions would have to contract in order to meet the Paris Agreement goal to hold global average temperature increase to well below 2°C above pre-industrial levels (known as the ‘absolute contraction method’). Long-term net zero goal: Our goal was developed with the ambition to achieve net zero for our operational GHG emissions by CY2050. Our progress against this goal will be measured on an absolute basis. Target or goal derived Medium-term target: No, our target was derived using the absolute contraction method specified earlier. At the time of setting the using a sectoral target, there were no mining sector-specific pathways for jurisdictions where we operate. decarbonisation Long-term net zero goal: No, however our goal is consistent with the global net zero ambition. approach Process for reviewing The Board approves BHP’s significant social, community and sustainability policies (upon recommendation from the Nomination the setting of the target and Governance Committee), including those related to climate change and climate transition planning, public sustainability goals or goal and targets (including for GHG emission reductions). We review our GHG emissions targets and goals as part of the periodic development of an updated CTAP, or more frequently if required. Process for monitoring Monitored on an annual basis through our business planning processes, which forecast operational GHG emissions and identify progress towards the planned, proposed or potential GHG emission reduction projects out to CY2050. As part of this process, an internal GHG emissions target or goal target is set for the relevant financial year and monitored through our annual reporting processes, with progress reviewed by management and the Board as part of publication of our annual reporting disclosures. Our target is also monitored on a six-monthly basis through our social value scorecard framework, with progress reviewed by management and the Board as part of publication of our half-year results (as well as annual reporting disclosures), or more frequently if required. Third-party validation No, but we obtain reasonable assurance over our externally reported performance against our target and goal. of our target or goal Carbon budget for Medium-term target: 126.9 MtCO2-e (FY2020 to FY2030). This reflects a linear reduction between our baseline year and the target target/goal period year. In the interim years before FY2030, we periodically refer to our carbon budget to assess our cumulative GHG emissions against our carbon budget to FY2030. This enables us to determine if we are on track to achieve our medium-term target or whether we anticipate potential use of voluntary carbon credits to close any performance gap by FY2030 (which we do not currently anticipate). Long-term net zero goal: For the period FY2020 to FY2030, refer to the carbon budget for our target. We do not currently use a carbon budget for the period beyond FY2030. Expected progression Progress towards our target and net zero goal is expected to be non-linear and will be affected by organic changes in our production of commodities.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 57

Value chain GHG emissions (Scope 3 emissions) medium-term goals definitions assumptions, adjustments and additional key details

Description	**Steelmaking medium-term goal:** Support industry to develop steel production technology capable of 30 per cent lower GHG emissions intensity relative to conventional blast furnace steelmaking, with widespread adoption expected post-CY2030. **Shipping medium-term goal:** Support 40 per cent GHG emissions intensity reduction of BHP-chartered shipping of BHP products
Baseline year or reference year, and period	**Steelmaking medium-term goal:** Reference year: CY2020 (global average GHG emissions intensity for conventional blast furnace steelmaking as at CY2020, being 2.2 tonnes of CO_2 per tonne of crude steel. Source: IEA Iron and Steel Technology Roadmap (October 2020)). CY2020 is used as a reference year to assess the potential of collaborative partnerships and venture capital investments to which we may commit funding (refer to 'measurement approach' later in this table), but is not a baseline year for achieving our goal. | Period: FY2020 to CY2030. **Shipping medium-term goal:** Baseline year: CY2008 (reflecting International Maritime Organisation (IMO) objectives for the shipping industry) | Period: CY2008 to CY2030
Type and reduction	**Steelmaking medium-term goal:** Type: Not applicable | Reduction: Not applicable **Shipping medium-term goal:** Type: Intensity | Reduction: Gross; 40 per cent
Boundary	**Steelmaking medium-term goal:** Not applicable **Shipping medium-term goal:** – GHG emissions from maritime transportation not owned or operated by BHP, but chartered and paid for by BHP, where the transportation was of BHP-produced products sold by BHP. In some cases, the goal's boundary may differ from the boundaries under mandatory reporting. – Inventory boundary: Scope 3 emissions, Category 4, shipping of BHP products only.
Exclusions	**Steelmaking medium-term goal:** Not applicable **Shipping medium-term goal:** – GHG emissions from maritime transportation owned, operated and/or chartered and paid for by a third party, where the transportation was of BHP-produced products sold by BHP. – GHG emissions from maritime transportation not owned or operated by BHP, but chartered and paid for by BHP, where the transportation was of third-party-produced products sold by BHP (pursuant to our third-party-trading activity). – GHG emissions from maritime transportation not owned or operated by BHP, but chartered and paid for by BHP or a third party, where the transportation was of products purchased by BHP.
GHGs included	**Steelmaking medium-term goal:** Not applicable **Shipping medium-term goal:** CO_2, CH_4, N_2O
Offsetting	**Steelmaking medium-term goal:** Not applicable **Shipping medium-term goal:** Not planned but will be periodically assessed
Measurement approach	**Steelmaking medium-term goal:** Committed funding (US$) for collaborative partnerships and venture capital investments with the aim to support industry to develop steel production technology capable of 30 per cent lower GHG emissions intensity relative to conventional blast furnace steelmaking. **Shipping medium-term goal:** Average gCO_2-e per deadweight tonne per nautical mile (gCO_2-e/dwt/nm), weighted based on IMO defined vessel size ranges utilised by BHP during the time period, using a well-to-wake CO_2-e emission factor from EU Regulation 2023/1805.
Key adjustments made to baseline year and subsequent data	**Steelmaking medium-term goal:** Not applicable **Shipping medium-term goal:** Baseline year and performance data have been adjusted to only include voyages associated with the transportation of commodities currently in BHP's portfolio due to the data availability challenges of adjusting by asset or operation for CY2008 and subsequent year data. GHG emissions intensity calculations currently include the transportation of copper, iron ore, steelmaking coal, energy coal, molybdenum, uranium and nickel. Baseline year and performance data have also been adjusted for a methodology change to use maritime transport emission factors from EU Regulation 2023/1805, after The British Standards Institution EN 16258 standard (the source of the emission factors we previously used) was withdrawn in CY2023.
Performance, adjusted (only for shipping)	**Steelmaking medium-term goal:** FY2022: US$75 million | FY2023: US$114 million | FY2024: US$140 million **Shipping medium-term goal:** CY2008: 5.8 gCO_2-e/dwt/nm | FY2023: 3.5 gCO_2-e/dwt/nm | FY2024: 3.4 gCO_2-e/dwt/nm
Goal setting method	**Steelmaking medium-term goal:** Qualitative. Tracked based on the funding (US$) we commit in collaborative partnerships and venture capital investments with the aim to support industry to develop steel production technology capable of 30 per cent lower GHG emissions intensity relative to conventional blast furnace steelmaking. **Shipping medium-term goal:** Set as a point in time, i.e. with the specific date of 'by CY2030' for our goal to support a 40 per cent GHG emissions intensity reduction of BHP-chartered shipping of BHP products, while reflecting the challenges and uncertainty and our inability (as BHP alone) to ensure Scope 3 emission reductions. As a result, the goal is not based on a trajectory and does not imply a specific carbon budget, and so Scope 3 emissions may fluctuate (with some increases and/or non-linear decreases) during the period before the goal date.
Goal derived using a sectoral decarbonisation approach	**Steelmaking medium-term goal:** Not applicable **Shipping medium-term goal:** No, although our goal is generally consistent with the IMO's CY2030 emissions intensity goal for the international shipping sector and we selected CY2008 as our goal's baseline year to align with the base year for the IMO's CY2030 goal and its corresponding reasoning and strategy.
Process for reviewing the setting of the goal	The Board approves BHP's significant social, community and sustainability policies (upon recommendation from the Nomination and Governance Committee), including those related to climate change and climate transition planning, public sustainability goals and targets (including for GHG emission reductions). We review our GHG emissions targets and goals as part of the periodic development of an updated CTAP, or more frequently if required.
Process for monitoring progress towards the goal	Monitored on a six-monthly basis through our social value scorecard framework, with progress reviewed by management and the Board as part of publication of our half-year results and annual reporting disclosures, or more frequently if required.
Third-party validation of our goal	No, but we obtain limited assurance over our externally reported performance against our goals.
Carbon budget for goal period	**Steelmaking medium-term goal:** Not applicable **Shipping medium-term goal:** Our goal is not based on a trajectory and does not imply a specific carbon budget.
Expected progression	**Steelmaking medium-term goal:** Not applicable **Shipping medium-term goal:** Progress towards our goal is expected to be non-linear and affected by organic changes in our production of commodities and associated increases in vessel chartering, due to the dependence on the availability of GHG emission reduction solutions more broadly across the shipping industry.

58 BHP Annual Report 2024 6 Sustainability continued Value chain GHG emissions (Scope 3 emissions) long-term net zero targets and goal definitions assumptions, adjustments and additional key details Description Value chain long-term net zero goal: We have a long-term goal of net zero Scope 3 GHG emissions by CY2050. Achievement of this goal is uncertain, particularly given the challenges of a net zero pathway for our customers in steelmaking, and we cannot ensure the outcome alone Shipping long-term net zero target: Target net zero by CY2050 for the GHG emissions from all shipping of BHP products. Ability to achieve the target is subject to the widespread availability of carbon neutral solutions to meet our requirements, including low to zero GHG emission technologies, fuels, goods and services Direct suppliers long-term net zero target: Target net zero by CY2050 for the operational GHG emissions of our direct suppliers. Ability to achieve the target is subject to the widespread availability of carbon neutral solutions to meet our requirements, including low to zero GHG emissions technologies, fuels, goods and services Reference year, and Reference year: FY2020. FY2020 is used as a reference year to track progress towards our targets and goal, but is not a baseline period year for achieving our targets or goal. Period: FY2020 to CY2050 Type and reduction Type: Absolute Reduction: Net; 100 per cent Boundary Value chain long-term net zero goal: – Total reported Scope 3 emissions are estimated on an equity basis for downstream GHG emissions. For the upstream GHG emissions component, the boundary is defined on a category-by-category basis due to data limitations. – Inventory boundary: Scope 3 emissions. Shipping long-term net zero target: – GHG emissions from maritime transportation not owned or operated by BHP where the transportation was of BHP-produced products sold by BHP. May be BHP-chartered or third-party-chartered. In some cases, the target’s boundary may differ from the boundaries under mandatory reporting. – Inventory boundary: Scope 3 emissions, Categories 4 and 9, shipping of BHP products only. Direct suppliers long-term net zero target: – Scopes 1 and 2 emissions of our direct suppliers included in BHP’s reported Scope 3 emissions reporting categories of purchased goods and services (including capital goods), fuel- and energy-related activities, business travel and employee commuting. In some cases, the target’s boundary may differ from the boundaries under mandatory reporting. – Inventory boundary: Scope 3 emissions, Categories 1, 3, 6 and 7 (subset) emissions are being used as a proxy for the Scopes 1 and 2 emissions of our direct suppliers. Exclusions Value chain long-term net zero goal: Refer to exclusions for our shipping and suppliers’ targets. Shipping long-term net zero target: – GHG emissions from maritime transportation not owned or operated by BHP, but chartered and paid for by BHP, where the transportation was of third-party-produced products sold by BHP (pursuant to our third-party-trading activity). – GHG emissions from maritime transportation not owned or operated by BHP, but chartered and paid for by BHP or a third-party, where the transportation was of products purchased by BHP. Direct suppliers long-term net zero target: Scope 3 emissions (for our direct suppliers) associated with our purchased goods and services (including capital goods), fuel- and energy-related activities, business travel and employee commuting. GHGs included Value chain long-term net zero goal: Defined by the available data, which differs by Scope 3 emissions category. We intend to continue to improve our GHG emission calculations over time to encompass specific greenhouse gases as data becomes available. Shipping long-term net zero target: CO2, CH4, N2O Direct suppliers long-term net zero target: Defined by the available data, which differs by Scope 3 emissions category. We intend to continue to improve our GHG emission calculations over time to encompass specific greenhouse gases as data becomes available. Offsetting We anticipate offsetting by our customers, suppliers and other third parties will play a role in meeting our long-term net zero goal (and potentially our long-term net zero targets), particularly for residual GHG emissions in steelmaking which are not currently expected to reach zero by CY2050. Where third parties offset their GHG emissions that appear in our reported Scope 3 emissions inventory, we plan to recognise and report the net GHG emissions after offsetting. Carbon credits sourced by third parties in our value chain and associated with GHG emissions that appear in our reported Scope 3 emissions inventory would need to be high-integrity before we recognised that offsetting in our reporting.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 59

Measurement approach	**Value chain long-term net zero goal:** Description of the calculation methodology used for each Scope 3 emissions category can be found in the BHP GHG Emissions Calculation Methodology 2024, available at bhp.com/climate **Shipping long-term net zero target:** Vessel- and voyage-specific GHG emissions calculated using maritime transport emission factors from EU Regulation 2023/1805. **Direct suppliers long-term net zero target:** As a proxy for measurement of the Scopes 1 and 2 emissions of our direct suppliers, progress is currently measured using Categories 1, 3, 6 and 7 emissions data using a mix of spend-based and activity-based methodology.
Key adjustments made to reference year and subsequent data	**Value chain long-term net zero goal:** Category 1, Category 3, Category 4 (maritime component), Category 9 (maritime component), Category 10, Category 11 and Category 15 GHG emissions in reference year and performance data have been adjusted for the divestment of our interest in Cerrejón (with an effective economic date of 31 December 2020), divestment of our interest in BMC (completed on 3 May 2022), divestment of our interest in the Rhourde Ouled Djemma (ROD) Integrated Development (completed in April 2022), divestment of our Petroleum business (merger with Woodside completed on 1 June 2022), BMA's divestment of the Blackwater and Daunia mines (completed on 2 April 2024) and acquisition of OZ Minerals (completed on 2 May 2023). The remaining categories have not been adjusted due to their immateriality to our long-term net zero goal. **Shipping long-term net zero target:** Category 4 (maritime component) and Category 9 (maritime component) GHG emissions in reference year and performance data have been adjusted for a methodology change to use maritime transport emission factors from EU Regulation 2023/1805, after The British Standards Institution (BSI) EN 16258 standard (the source of the emission factors we previously used) was withdrawn in CY2023, and have been adjusted for the divestment of our interest in BMC (completed on 3 May 2022), divestment of our Petroleum business (merger with Woodside completed on 1 June 2022), BMA's divestment of the Blackwater and Daunia mines(completed on 2 April 2024) and acquisition of OZ Minerals (completed on 2 May 2023). **Direct suppliers long-term net zero target:** Category 1 and Category 3 GHG emissions in reference year and performance data have been adjusted for the divestment of our interest in BMC (completed on 3 May 2022), divestment of our Petroleum business (merger with Woodside completed on 1 June 2022), BMA's divestment of the Blackwater and Daunia mines (completed on 2 April 2024) and acquisition of OZ Minerals (completed on 2 May 2023). Categories 6 and 7 were not adjusted due to their immateriality to our long-term net zero target.
Performance, adjusted	**Value chain long-term net zero goal:** FY2020: 352.0 $MtCO_2$-e | FY2021: 356.3 $MtCO_2$-e | FY2022: 364.1 $MtCO_2$-e | FY2023: 371.6 $MtCO_2$-e | FY2024: 377.0 $MtCO_2$-e **Shipping long-term net zero target:** FY2020: 6.6 $MtCO_2$-e | FY2021: 7.2 $MtCO_2$-e | FY2022: 7.1 $MtCO_2$-e | FY2023: 6.4 $MtCO_2$-e | FY2024: 6.2 $MtCO_2$-e **Direct suppliers long-term net zero target:** FY2020: 11.6 $MtCO_2$-e | FY2021: 11.7 $MtCO_2$-e | FY2022: 11.5 $MtCO_2$-e | FY2023: 13.0 $MtCO_2$-e | FY2024: 14.3 $MtCO_2$-e
Target/goal setting method	Set as a point in time, i.e. with the specific date of 'by CY2050' to reach the target or goal of net zero, while reflecting the challenges and uncertainty and our inability (as BHP alone) to ensure Scope 3 emission reductions. As a result, the target or goal is not based on a trajectory and does not imply a specific carbon budget, and Scope 3 emissions may fluctuate (with some increases and/or non-linear decreases) during the period before the target or goal date.
Target/goal derived using a sectoral decarbonisation approach	No
Process for reviewing the setting of the target/goal	The Board approves BHP's significant social, community and sustainability policies (upon recommendation from the Nomination and Governance Committee), including those related to climate change and climate transition planning, public sustainability goals and targets (including for GHG emission reductions). We review our GHG emissions targets and goals as part of the periodic development of an updated CTAP, or more frequently if required.
Process for monitoring progress towards the target/goal	Monitored on a yearly basis through our annual reporting processes, with progress reviewed by management and the Board as part of publication of our annual reporting disclosures, or more frequently if required.
Third-party validation of our target/goal	No, but we obtain limited assurance over our externally reported performance against our targets and goal.
Carbon budget for target/goal period	Our targets and goal are not based on trajectories and do not imply specific carbon budgets.
Expected progression	Progress towards our targets and goal is expected to be non-linear and affected by organic changes in our production of commodities.

60 BHP Annual Report 2024

6 Sustainability continued

6.10 Environment and nature

We acknowledge nature, including biodiversity, is deteriorating worldwide at unprecedented rates. We are supportive of global efforts to halt and reverse nature loss in the coming decade, following adoption of the Kunming-Montreal Global Biodiversity Framework during the Conference of the Parties to the Convention on Biological Diversity in December 2022. We recognise that to help enable the energy transition, critical minerals production will need to increase, and it will be essential that this production meets high standards of environmental stewardship. BHP's business, our suppliers and customers, Indigenous peoples and the local communities where we operate, all depend on and enjoy nature and the ecosystem services it provides. We acknowledge the nature of our operations and our environmental performance can impact the natural environment, including the provision of ecosystem services.

Our *Environment Global Standard* outlines the minimum requirements for managing our environmental risks and complying with our environmental obligations using environmental management systems aligned to ISO14001. We are working to enable these systems to better support our approach to environmental management and performance. The *Environment Global Standard* also describes our requirement to apply the mitigation hierarchy (avoid, mitigate, rehabilitate, compensatory actions) in our approach to managing environmental risks. Our Risk Framework supports how we seek to identify, assess and manage environmental risks, as well as our strategic decision-making.

For more information on BHP's approach to water stewardship, biodiversity and land, including associated strategies refer to the following sections and bhp.com/water and bhp.com/biodiversity

Nature-related goal and targets

We have set, and are now focusing on the steps required to achieve, our 2030 Healthy environment goal and our context-based water targets (refer to the Fresh water and oceans section later in OFR 6.10) that are designed as part of our contribution towards the global efforts to reduce and/or reverse nature loss.

Our 2030 Healthy environment goal, announced in 2022, is to create nature-positive[1] outcomes by having at least 30 per cent of the land and water we steward[2] under conservation, restoration or regenerative practices by the end of FY2030. Our focus is on areas of highest ecosystem value, both within and outside our own operational footprint, in partnership with Indigenous peoples and local communities.

Our 2030 Healthy environment goal was developed in anticipation of the Kunming-Montreal Global Biodiversity Framework. We focus our activities in support of achieving this goal on the large areas of non-operational land we steward, as this land offers the greatest opportunity for us to apply conservation, restoration or regenerative practices at a larger scale. Our Healthy environment goal and the mitigation hierarchy are considered as part of the factors we use to inform management approaches for our operational and non-operational areas.

To meet the FY2024 short-term milestone for the Healthy environment pillar of our social value scorecard, we have developed a Group-level framework for nature-positive plans to achieve the 2030 Healthy environment goal (BHP Healthy environment goal roadmap).[4] We intend to assess the potential opportunities identified in the BHP Healthy environment goal roadmap to inform business decisions designed to enable BHP to progress towards our 2030 Healthy environment goal.

As at 30 June 2024, we had 83,012 hectares or 1.62 per cent[5] of the land and water that we steward[2,7] under nature-positive management practices[3] compared to 79,718 hectares or 1.56 per cent at the end of FY2023.[6] The FY2024 area under nature-positive management practices[3] has increased by 3,295 hectares (or 4.13 per cent) since FY2023.

The increase in area under nature-positive management practices in FY2024 compared to FY2023 is due to: the inclusion of areas under nature-positive management practice at the former OZ Minerals operation Carrapateena and the West Musgrave project, not included in our FY2023 reporting; an additional regulatory conservation area at one of BMA's assets in FY2024; and BMA's divestment of the Blackwater and Daunia mines,[7] resulting in these areas, including some areas reported in FY2023 as under nature-positive management practices,[3] being excluded from the land and water we steward.[2]

The calculation for the area under nature-positive management practices includes areas under regulatory and voluntary conservation and restoration, and regenerative agriculture. A breakdown of this can be found in the BHP ESG Standards and Databook 2024. We plan to continue to assess, validate and disclose material information regarding the Healthy environment goal calculation methodology, in consideration of evolving external frameworks and stakeholder expectations.

For more information on our **Healthy environment goal methodology and natural capital metrics framework**, how the **BHP Healthy environment goal roadmap** was developed using a targeted version of the **TNFD's LEAP approach**, and examples of areas under nature-positive management practice refer to bhp.com/environment

For more information on our **2030 goals** refer to **OFR 6.5**

For more information on how we manage risk refer to **OFR 8**

Nature's four realms – land, ocean, fresh water and atmosphere



Land
Fresh water
Ocean
Society
Atmosphere

What do we mean by nature and its associated terms?

- The Recommendations of the Taskforce on Nature-related Financial Disclosures (TNFD Recommendations), which were finalised in September 2023, describe nature as having four major components or realms: land, fresh water, ocean and atmosphere – each of which interact with people and society. Biodiversity is a characteristic of all four realms. At BHP, we are continuing to evolve our sustainability-related reporting to align with this concept of nature.
- BHP adopts the definitions as outlined in the TNFD Glossary version 1.0 for the following key nature-related terms: Nature, Nature-positive, Natural Capital, Biodiversity, Realm, Ecosystem function and Ecosystem services. We intend to review these definitions in FY2025, in light of the recently revised TNFD Glossary Version 2.0 (June 2024).
- Biodiversity is an essential characteristic of adaptable, resilient and functional ecosystems, which provides society with ecosystem services on which we rely – clean water, fresh air, productive soils, pollination, climate regulation and climate physical risk mitigation; and services through which we enjoy recreation, amenity, spiritual connection and wellbeing.

For definitions refer to Additional information 10.4 and the **TNFD's version 1.0 glossary** at tnfd.global/publication/glossary/

Contents Overview **Operating and Financial Review** Governance Financial Statements Additional Information 61

Nature-related risk and impact management

Our approach to biodiversity and nature recognises the five key drivers of nature loss (changes in land and sea use, direct exploitation of natural resources, pollution, climate change, invasive species), as outlined by the United Nations Environment Programme (UNEP).

Our primary approach to preventing or minimising our adverse impacts to nature (including air, fresh water and oceans, land and biodiversity) within our operational footprint is to apply the mitigation hierarchy. For an example of how we apply the 'avoid' pillar, refer to our environmental-related commitments below.

For more information on governance of sustainability topics, including nature, refer to **OFR 6.3**

Our environmental-related commitments are:

- We do not explore or extract resources within the boundaries of World Heritage listed properties.
- We do not explore or extract resources adjacent to World Heritage listed properties, unless the proposed activity is compatible with the outstanding universal values for which the World Heritage property is listed.
- We do not explore or extract resources within or adjacent to the boundaries of the International Union for Conservation of Nature (IUCN) Protected Areas Categories I to IV, unless a plan is implemented that meets regulatory requirements, takes into account stakeholder and partner (including Indigenous peoples) expectations and contributes to the values for which the protected area is listed.
- We do not operate where there is a risk of direct impacts to ecosystems that could result in the extinction of an IUCN Red List Threatened Species in the wild.
- We do not dispose of mined waste rock or tailings into a river or marine environment.
- We do not use aqueous film forming foams (AFFF) containing per- and poly-fluoroalkyl substances (PFAS) at our operated assets. We replace with fluorine free foam products.

The requirement to apply the mitigation hierarchy, our environmental-related commitments and other Group-wide approaches to environmental management are set out in our *Environment Global Standard* and in mandatory minimum performance requirements for risk management. We released an updated *Environment Global Standard* in April 2024 and key changes include:

- an increased focus on risk and impact management:
  - i. extends requirements for identifying and assessing nature-related risks to include those within BHP's supply chain
  - ii. requires consideration of impacts and dependencies, physical risks, systemic risks and transition risks when assessing nature-related risk
  - iii. emphasises application of the mitigation hierarchy when identifying, assessing and implementing environment-related controls
- a new requirement to develop and implement asset-level nature-positive activities and to include these activities within the BHP Healthy environment goal roadmap
- a new environmental-related commitment to cease use of aqueous film forming foams (AFFF) that contain per- and poly-fluoroalkyl substances (PFAS) (a key FY2024 action to reduce our impact associated with one of the five major drivers of nature loss, pollution)
- enhanced rehabilitation planning commitments

We are prioritising managing our nature-related risks (including impacts, dependencies, threats and opportunities) within the land and waters we steward. In FY2024, BHP commissioned work to improve our process for how we understand and manage nature-related risk in the value chain.

In FY2024, BHP also introduced a new Global Land Use Permitting (GLUP) system. GLUP is a global software solution developed inhouse to support the internal end-to-end compliance requirements of our Land Use Permit process, which is a key control to manage land use disturbance risks and support application of the avoid and minimise steps of the mitigation hierarchy. This solution was designed to support the Land Use Permit owners and contributors to better understand their obligations and how to manage BHP's risk to cultural heritage, environment and biodiversity through a simple, transparent and collaborative global technology system.

For more information on the updated list of nature-related impacts and dependencies that have been evaluated as part of the development of the BHP Healthy environment goal roadmap refer to bhp.com/environment

For more information on the water-related risks (including impacts, dependencies, threats and opportunities) we take to seek to prevent, mitigate or enhance them refer to bhp.com/water

For our overarching approach to risk management refer to **OFR 8**

For more information on our environmental approach refer to the ***Environment Global Standard*** and our nature-related management and governance processes at bhp.com/environment

Fresh water and oceans

Water is integral to what we do and vital to the longevity of BHP. We depend on access to water and cannot operate without it. Our Water Stewardship Position Statement outlines our vision for a water secure world by 2030, an aim consistent with the United Nations Sustainable Development Goal 6, and considers ecosystem health, cultural and spiritual values, human rights, communities, Indigenous peoples and economic growth among other factors. Our position statement is supported by our Water Stewardship Strategy, which focuses on understanding and managing water-related risk, disclosure, contributing to the resolution of shared water challenges, valuing water and sharing innovations and learning.

Water data and accounting relies on a variety of data sources, including from water modelling, direct measurement and estimation techniques based on available known methodologies (e.g. estimation of evaporation from water storages). Recognising that the water models, water balances and assumptions used in our water accounting approach contain inherent uncertainty; and in line with our commitment to continuous improvement; we continue to review the assumptions and refine our methodology of our water accounts and data.

These footnotes refer to previous page

1. Nature-positive is defined by the TNFD Glossary version 1.0 as 'A high-level goal and concept describing a future state of nature (e.g. biodiversity, ecosystem services and natural capital) which is greater than the current state'. We understand it includes land and water management practices that halt and reverse nature loss – that is, supporting healthy, functioning ecosystems. BHP intends to review this definition in FY2025, in light of the recently revised TNFD Glossary version 2.0 (June 2024) definition of nature positive.
2. This excludes areas we hold under greenfield exploration licences (or equivalent tenements), which are outside the area of influence of our existing mine operations. 30 per cent will be calculated based on the areas of land and water that we steward at the end of FY2030.
3. Nature-positive management practices refer to an area under stewardship that has a formal management plan that includes conservation, restoration or regenerative practices. For more information refer to the BHP ESG Standards and Databook 2024, available at bhp.com/sustainability.
4. The BHP Healthy environment goal roadmap is intended to apply to our operated assets in Australia, Chile and Canada. Due to the acquisition of OZ Minerals and prioritisation of activities based on risks and impacts, Carrapateena, Prominent Hill, West Musgrave and legacy assets are currently out of scope for the roadmap; with the exception of West Musgrave, these assets are planned to be incorporated into the roadmap in FY2025. Incorporation of West Musgrave into the BHP Healthy environment goal roadmap will be reviewed following the decision to temporarily suspend the Western Australia Nickel operations.
5. 1.62 per cent is calculated based on the areas of land and water that we stewarded (excluding areas we hold under greenfield exploration licences (or equivalent tenements) and subject to footnote 7) at 30 June 2024 – which was approximately 5,125,935 hectares; an increase of approximately 18,750 hectares compared to approximately 5,107,185 hectares at 30 June 2023.
6. FY2023 values are a restatement of our previously reported 1.3 per cent and 82,132 hectares. The restatement from 82,132 to 79,718 hectares under nature-positive management practices for FY2023 is due to a change in our methodology and associated definitions; with FY2023 values being reported based on GRI Biodiversity 2016 304-3 definitions. The restatement from 1.3 per cent to 1.56 per cent area under nature-positive management practices[3] is primarily due to approximately 1.5 million hectares of greenfield exploration licences, which are located outside the area of influence of our existing mine operations, being incorrectly assigned to 'the land and water we steward'[2] component of the Healthy environment goal calculation in FY2023.
7. While some of the land related to the Daunia and Blackwater mines is pending transfer following BMA's divestment of these mines on 2 April 2024, these areas are no longer under BMA's control or operated for BMA's benefit so have been excluded from the areas of land and water we stewarded at 30 June 2024.

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6 Sustainability continued

In FY2024, seawater continued to be our largest source of water withdrawal (58 per cent in FY24 compared to 52 per cent in FY2023); groundwater (a mixture of high- and low-quality water) remained our most significant non-seawater source (23 per cent in both FY2024 and FY2023).
The volumes withdrawn in FY2024 represent approximately 28 gigalitres (GL) or 7 per cent reduction in water withdrawal compared to FY2023. This was primarily due to a reduction in high-quality Type 2 surface water (precipitation and run-off) withdrawal from our BMA and NSWEC assets, attributable to a decrease in rainfall at those operational areas.
Total water withdrawals from operated assets located in high or very high water-stressed areas (as determined by WWF Water Risk Filter) was 33,330 megalitres (ML) (9 per cent of total withdrawals for BHP operated assets) compared to 35,340 ML (and 9 per cent) in FY2023; and consisted of 81 per cent high-quality (Type 1 and 2) water compared to 69 per cent in FY2023. This is primarily due to increased Type 2 water withdrawal at Pampa Norte, which is sourced from third-party desalinated water (i.e. the original source of this water is Type 3). Over the same period, Pampa Norte's Type 3 water withdrawal from third-party surface water decreased from approximately 6,090 ML to approximately 3,350 ML. This is in line with Pampa Norte's water strategy and context-based water target milestones to cease operational use of terrestrial water sources from water scarce areas.
In FY2024 the significant decrease in water re-use and recycling at Pampa Norte was primarily due to a change in the methodology for calculating reused and recycled water, using measured values in calculations instead of estimations.

Key: Ocean-related performance update; Fresh water-related performance update; Recycled water-related performance

We continue to seek opportunities to source our water from lower-grade sources rather than use high-quality water resources from the catchments where we operate. Key insights from our FY2024 water performance are outlined above.[1]

In FY2024, we commenced review and refinement of our water accounts and model at our Western Australia Nickel asset, completing a review at Mount Keith. Updates to Leinster's water model are planned to be rolled out in FY2025. The continuation of this program will be subject to review, and there is no current plan to disclose water data from West Musgrave in the future, following the announcement of temporary suspension of operations at Western Australia Nickel. In FY2025, we also intend to align Prominent Hill and Carrapateena to ICMM's Water Reporting, Good Practice Guide (2nd Ed) and the Minerals Council of Australia's Water Accounting Framework, to enable disclosure of water data from these operations from FY2026.

Context-based water targets

In our Water Stewardship Position Statement, we committed to develop context-based water targets (CBWTs). These targets were informed by BHP's view of water-related risks in the relevant catchment and by the shared water challenges identified in the Water Resource Situational Analysis (WRSA). A WRSA is a holistic assessment and summary of the sustainability, governance, and social, cultural, spiritual, environmental and economic values of water (fresh or marine) within a defined catchment area, which provides a rounded understanding of the shared water challenges and collective action opportunities for the catchment. The CBWTs aim to improve our internal BHP water management and contribute to collective benefit and shared approaches to water management in the regions where we operate. Our CBWTs support BHP's 2030 Healthy environment goal and are expected to contribute to the protection or restoration of water-dependent ecosystems in the vicinity of our operated assets. The CBWTs are underpinned by a series of milestones and we delivered all asset-level CBWT[2] FY2024 short-term milestones except one at West Australia Nickel, as summarised on the next page.

In FY2024, we engaged third parties (e.g. universities) to undertake a WRSA at NSWEC, including to review publicly available information and engage with partners and stakeholders (e.g. communities, Indigenous groups, policymakers and other private corporations within our catchment areas). Shared water challenges were identified through a WRSA. NSWEC's WRSA was released in August 2024. CBWTs for NSWEC and one of our legacy assets are planned to be released in FY2025.

Beyond BHP's footprint, we made voluntary contributions to support environmental resilience across the regions where we operate, including through thought leadership and action on the ground. For example, in FY2024:

- We continued to collaborate with the University of Notre Dame to develop a framework for corporations and policymakers to consider the human right to water to support social equity and reduce corporate risk. During FY2024, work continued to make the framework more practical by developing decision support tools and case studies.
- We continued to progress with the Groundwater Modelling Decision Support Initiative (GDMSI) with partner organisations Rio Tinto and Flinders University to help promote the application of advances in groundwater modelling for environmental and water management decisions. During FY2024, the initiative reviewed the application of numerical groundwater modelling in environmental assessments and delivered a discussion paper on some of the challenges associated with disclosing and addressing technical uncertainty in decisions.
- BMA has been a member of the Fitzroy Partnership for River Health and Mackay Whitsunday Isaac Healthy Rivers to Reef Partnership since 2020 and 2022 respectively, contributing over A$0.55 million to these partnerships in FY2024. One of the key goals of these partnerships is to provide a more complete picture of river and marine health – providing funding, resources and contributing water quality and ecosystem health monitoring data through data-sharing arrangements. In FY2024, the Mackay Whitsunday Isaac Healthy Rivers to Reef 'Project Blueprint', water quality monitoring and engagement in the Whitsundays, was expanded to include direct Traditional Owner participation. Project Blueprint has completed over 12 trips and analysed over 360 samples.

For more information on the **Fitzroy Partnership for River Health** and **Mackay Whitsunday Isaac Healthy Rivers to Reef Partnership**, including annual report reports, refer to riverhealth.org.au and healthyriverstoreef.org.au

For more information on **WRSAs** and **CBWTs**, including progress against the targets, and longer-term **CBWT** milestones, refer to bhp.com/water and bhp.com/sustainability/environment/water/shared-water-challenges

NSWEC's WRSA is available at bhp.com/sustainability/environment/water/shared-water-challenges/what-is-wrsa

Detailed information on water accounting and reporting of metrics required by the **ICMM Guidance** is available at bhp.com/water

For more information on our water performance in FY2024 and case studies on activities we are undertaking to progress towards meeting our water stewardship vision refer to bhp.com/water

1. Water performance data does not include Carrapateena or Prominent Hill operations.
2. CBWTs are intended to apply at the asset level for our operated assets. Due to the previous divestment review of NSWEC, along with CBWTs for our legacy assets in the United States and Canada, CBWTs for NSWEC and at least one legacy asset area are planned to be released in FY2025. BHP plans to review the suitability of the existing Olympic Dam WRSA and CBWTs during FY2025, following the creation of the Copper South Australia asset, inclusive of Olympic Dam, Carrapateena and Prominent Hill. We expect to review the need to revise or create CBWTs when there are substantial changes to our portfolio or one of our projects moves into the operational phase. The Western Australia Nickel context-based water targets do not include the West Musgrave Project.

Contents Overview **Operating and Financial Review** Governance Financial Statements Additional Information 63

Progress against FY2024 context-based water target milestones

	FY2024 milestone	Progress
BMA	Make available unutilised[1] BMA water allocations to the temporary water trading market for each year from FY2024	This milestone was **achieved** in FY2024. 3.05GL of water allocations was traded on the temporary water trading market in FY2024.
Escondida and Pampa Norte	Cease extraction of terrestrial water for Cerro Colorado operational use	This milestone was **achieved** in FY2024. Extraction for operational use ceased December 2023.
Nickel West[2]	Facilitate establishment of a Northern Goldfields catchment regional water working group	While activities have been undertaken in line with the intent of the FY2024 short-term milestone, this milestone **has not yet been achieved**. The Northern Goldfields catchment regional water working groups are being established by local native title holders, and Nickel West actively collaborated in this process throughout FY2024.
Olympic Dam	Implement a permanent daily abstraction limit on Wellfield A at 5ML/d	This milestone was **achieved** in FY2024. Daily abstraction from Wellfield A remained below 5ML/d throughout FY2024.
Western Australia Iron Ore	Initiate and support a collaborative scoping study for a regional water data sharing solution	This milestone has been **achieved** in FY2024. Terms of Reference for the Weeli Wolli Catchment Industry Collaboration group, coordinated by the Chamber of Minerals and Energy, have been agreed. BHP funding has been committed to support shared environmental analytics incorporating a catchment scale integrated groundwater database in the Pilbara.

1. Some water allocations at BMA are not made available for sale 'in year' and are retained for strategic contingency purposes as 'carry over'. Unutilised 'carry over' is subject to ongoing assessment throughout the year as to what can be made available. At 30 June any unused 'carry over' amounts are incorporated into the following financial year's 'in year' water for the total river scheme's announced allocations by the Resource Operator.
2. The existing commitment to develop an 'action to improve BHP's water performance' CBWT in the future will be reviewed following the decision to temporarily suspend Western Australia Nickel operations. The Western Australia Nickel context-based water targets do not include the West Musgrave Project.

Biodiversity

In accordance with the 2022 Kunming-Montreal Global Biodiversity Framework BHP acknowledges biodiversity is fundamental to human wellbeing, a healthy planet, and economic prosperity for all people.

We have a Group-level biodiversity strategy that outlines our purpose and strategic priorities, and is designed to inform operational decision-making across the full lifecycle of mining operations at our operated assets. The Group-level strategy provides a clear direction that enables alignment of asset-level biodiversity and land objectives and supports delivery of the 2030 Healthy environment goal. The focus areas in the biodiversity strategy are valuing natural capital, innovation and collaboration, and nature-related disclosures.

Our work on understanding and managing the value of nature to our business and to the communities where we operate continues to progress following the completion of our pilot natural capital accounting (NCA) case study at our Beenup site in Western Australia in FY2023. Further NCA piloting was performed in FY2024 at our Olympic Dam operation, as part of a broader project led by Cooperative Research Centre for Transformations in Mining Economies (CRC TiME) and CSIRO, with input from the Australian Government Department of Climate Change, Energy, the Environment and Water, and other CRC TiME partners. This project provided inputs to a suite of new resources that has been released to support the mining industry adopting NCA – a way of accounting for impacts on nature over the life of projects. The Olympic Dam pilot case study provided new insights into what is possible using industry data at an operating asset and revealed the need for a clear underlying rationale to inform the design of decision-useful natural capital accounts.

The BHP Healthy environment goal roadmap includes a preliminary natural capital metrics framework, which considers the ecological status and socio-economic value of natural capital assets that we impact and/or depend on. It was applied in FY2024 to establish the initial metrics that are intended to be used to measure the impact of BHP's nature-positive management practices.

Beyond BHP's footprint, we made voluntary contributions to support environmental resilience across the regions where we operate, including through on-ground action. For example:

- In FY2024, we finalised our four-year coral reef restoration project with the Woppaburra Traditional Owners, who are the custodians of Sea Country adjacent to our BMA operations in the southern Great Barrier Reef. The project was co-designed by Woppaburra people with some attaining qualifications in coral aquaculture techniques that have led to employment opportunities. Our pilot of the Seascape Framework, which is one of the world's largest Indigenous created and managed marine conservation initiatives, continued with Conservation International in Lau, Fiji.
- In FY2024, we renewed our fourth extension of the Bush Blitz Project for a further five years to the end of FY2030. Bush Blitz is Australia's largest nature discovery program – a unique multi-million-dollar partnership between BHP, the Australian Government and Earthwatch Australia to document plants and animals across the country. Since the program began in 2009, Bush Blitz has discovered more than 2,100 new species and has added thousands of species records to what is already known. Phase 3 of the program, from 1 June 2018 to April 2024, involved 15 field expeditions, which covered 2,966,495 hectares of land and almost 62 square kilometres of sea, making a major contribution to the understanding and conservation of Australia's biodiversity. During these expeditions, Bush Blitz scientists – supported by BHP employees and educators serving as field research assistants – discovered 311 species new to science. The surveys also engaged hundreds of Indigenous rangers, Traditional Owners, park rangers and other land managers. In particular, Bush Blitz has undertaken research on Indigenous-managed properties, creating positive cultural exchange and learning opportunities for rangers and scientists.
- Since FY2021, we have partnered with Curtin University on the use of environmental DNA (eDNA) as a novel biomonitoring tool to enable the development of ecosystem condition indices. We have supported five pilot studies that focus on protected species (e.g. the Pilbara olive python), subterranean conservation research, functional ecology of the Chilean wetlands of the Altiplano, and studies to develop new assays that can be used to detect invasive marine species. This work was extended in FY2024 to include research into sampling eDNA from soil and air. In terms of impact, the research has produced 22 scientific publications, supported six post-graduate students, sequenced the first complete genome of the Pilbara olive python, added 391 marine sequences to GenBank, and assembled over 150 new mitochondrial genomes. A Funding Agreement for a further four years of ongoing eDNA research with Curtin University was signed in FY2024.

For more information on our 2030 goals refer to **OFR 6.5** and for information on our biodiversity strategy refer to bhp.com/biodiversity

For more information on our approach to biodiversity and land management and case studies on activities we are undertaking to progress towards meeting our biodiversity aims refer to bhp.com/biodiversity

For more information on the **CRC TiME** and **CSIRO NCA** project and resources refer to crctime.com.au/blog/media-release-new-reports-to-help-test-applicability-of-natural-capital-accounting-in-australias-mining-sector/

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Land

As at 30 June 2024, BHP owned, leased or managed approximately 8,874,555 hectares of land compared to approximately 8,038,027 hectares as at 30 June 2023. The approximately 836,528-hectare increase is primarily due to the incorporation of former OZ Minerals Australian land holdings. Approximately 2 per cent (approximately 144,634 hectares) of this area has been disturbed for mining operation purposes and approximately 16 per cent (approximately 22,885 hectares) of land we have disturbed is currently rehabilitated.

Most of the area we steward is located in Australia and is for non-operational land uses, such as pastoral leases or land set aside for conservation. BHP's approach to environmental management is tailored to different area types in our portfolio. See Figure below for a visualisation of this.

For more information on our approach to biodiversity and land management and case studies on activities we are undertaking to progress towards meeting our biodiversity aims refer to bhp.com/biodiversity

Atmosphere and air quality

Clean air is crucial for the health of our people, our host communities and the surrounding ecosystems. We are actively working to improve air quality management, with a focus on managing emissions of particulate matter from our operations.

Our emission of nitrous oxides, particulates and sulphur dioxide is considered non-material in comparison to global emissions as determined by the GRI materiality assessment process. We have extensive particulate monitoring and management programs at some of our operated assets. We report air emissions (such as nitrous oxides) as part of the BHP ESG Standards and Databook 2024, available at bhp.com/ sustainability, and discuss our approach and management to these on our environment webpage at bhp.com/environment.

For more information on our approach to air quality, refer to the **Pilbara Air Quality Program** case study at bhp.com/sustainability/environment

In FY2024, BHP owned, leased or managed an area of just under 8.9 million hectares[1] consisting of:

2%

approx. 144,634 hectares disturbed area[2]

Predominantly for operational purposes

Operational areas

Outcome we seek

- avoiding and minimising impacts to the environment and our host communities from our operational activities
- no net loss of biodiversity over mine life cycle
- compliance with environmental permits

How we manage

- 2030 Social Value goals, incl. Healthy environment goal and associated context-based water targets
- *Global Standards*, including the *Environment Global Standard, Climate Change Global Standard* and *Closure and Legacy Management Global Standard*
- BHP Healthy environment goal roadmap
- Indigenous Peoples Policy Statement
- mitigation hierarchy
- environmental-related commitments
- Asset Environment Management Systems
- risk management

98%

approx. 8.7 million hectares

Predominantly areas we hold for strategic purposes or alternative use (e.g. pastoral or conservation)

Non-operational areas

Outcome we seek

- focus area for delivering at least 30% of the land and water we steward[3] under conservation, restoration or regenerative practices
- build resilience of natural environment, focusing on highest ecosystem value
- strengthening partnerships with Indigenous peoples

How we manage

- 2030 Social Value goals, incl. Healthy environment goal and associated context-based water targets
- *Global Standards*, including *Environment Global Standard*
- BHP Healthy environment goal roadmap
- Indigenous Peoples Policy Statement

Outside BHP footprint

Refers to areas held by others, including thought leadership on approaches to assessing nature-positive[4] outcomes

Outside BHP footprint

Outcome we seek

- contributing to positive conservation outcomes beyond the areas where we operate

How we manage

- BHP Social Investment Strategy, portfolio and funding for both on-ground action, piloting new concepts and thought leadership initiatives.

Infographic footnotes:

1. Land data is calculated as the total area of land owned, leased or managed by BHP at 30 June 2024. This value includes greenfield exploration licences (or equivalent tenements), which are outside the area of influence of our existing mine operations. Land associated with the Daunia and Blackwater mines is excluded, as the mines were divested by BMA during the year. While some of the land related to the Daunia and Blackwater mines is pending transfer following completion on 2 April 2024, it is no longer under BMA's control or operated for BMA's benefit and has been excluded on that basis.
2. Note that this was incorrectly stated in the FY2023 Annual Report as 'operational area – the area we hold for mining', rather than 'disturbed area, predominantly for operational purposes'.
3. This excludes areas we hold under greenfield exploration licences (or equivalent tenements), which are outside the area of influence of our existing mine operations. 30 per cent will be calculated based on the areas of land and water that we steward at the end of FY2030.
4. Nature-positive is defined by the TNFD Glossary version 1.0 as 'A high-level goal and concept describing a future state of nature (e.g. biodiversity, ecosystem services and natural capital) which is greater than the current state'. We understand it includes land and water management practices that halt and reverse nature loss – that is, supporting healthy, functioning ecosystems. BHP intends to review this definition in FY2025, in light of the recently revised TNFD Glossary version 2.0 (June 2024) definition of nature positive.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 65

Environmental legal cases

We have settled ongoing legal cases involving environmental matters for our operated assets. Examples for Lagunillas (Cerro Colorado) and Monturaqui (Escondida) are described below.

Nine fines were issued and paid in FY2024 in relation to environmental laws and regulations at our operated assets. For more information refer to the 2024 ESG Standards and Databook.

Lagunillas (Cerro Colorado)

In 2021, an individual filed an environmental damage claim against Cerro Colorado (CMCC) before the First Environment Court of Antofagasta, alleging CMCC's water extraction from the Lagunillas aquifer had damaged the aquifer, as well as a nearby lagoon and wetlands. The substantive case was heard in FY2022. In November 2023, the Environmental Court approved the settlement submitted by the parties, concluding that the environmental remediation measures in the agreement are adequate.

Monturaqui (Escondida)

In March 2022, the Chilean Environmental Regulator (SMA) sanctioned Escondida, concluding it had breached its environmental permit causing irreparable environmental damage due to its water extraction from the Monturaqui aquifer. In March 2022, the SMA imposed a fine of approximately US$8.3 million. In February 2023, Escondida filed an appeal before the First Environmental Court seeking to annul the SMA decision. The appeal is pending.

Shortly after the March 2022 SMA decision, two related environmental damage claims were filed in the First Environment Court of Antofagasta. Following a hearing in July 2023, the Court is now in a position to render a ruling on the claims' merits, which we expect could occur within the next 12 months.

Engagement

Beyond our operational activities, we engage across communities, Indigenous peoples' representatives, government, industry association memberships, our customers and suppliers, business and civil society on a range of topics related to environmental management.

Through our engagement in industry associations, we have provided input into their advocacy with governments on behalf of industry. In FY2024, our focus within industry has been on streamlining approvals and permits whilst maintaining environmental standards; recognising environmental, social and economic factors must be considered in these processes. Specific examples include:

- direct and indirect engagement, via the Minerals Council of Australia, with the Australian Government on its Nature Positive law reforms, outlining our alignment with the government's intent to reform the current national environmental laws so they achieve the right balance between better outcomes for the environment and supporting economic growth, investment and job creation
- indirect advocacy via the Chilean Mining Council, in relation to a Bill that strengthens environmental management instruments, deepening citizen participation, and providing greater certainty and reduced processing times. We also advocate for the reduction of processing times without weakening environmental standards

We also partner with others to advance the thinking in our priority areas of action. As an International Council on Mining and Metals (ICMM) member, we have worked with industry peers to develop the ICMM's nature position statement with associated commitments, which was adopted by ICMM members in January 2024.

For more information on the **ICMM** nature position statement refer to icmm.com/en-gb/our-principles/position-statements/nature

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6.11 Community

Through our business activities and the social, economic and environmental initiatives that accompany them, we can make a significant contribution to communities where we operate and to society more broadly. Our operations can also generate impacts for host communities that need to be carefully identified, monitored and addressed. This tension challenges us to look for inclusive, innovative and integrated solutions that meet the constantly evolving performance expectations that communities and society hold for us. This means the voice of our community stakeholders remains a critical input into our short-term response and our long-term vision around community engagement, partnership and investment.

In FY2024, we continued to manage relevant risks (threats and opportunities) and impacts as well as progressed development of our longer-term strategic approach to community engagement. This includes an increased focus on seeking to adopt a 'co-creation' approach – involving and providing agency for our partners to shape selected initiatives.

Co-creation

Co-creation, or co-design, in essence, is a strategic approach involving the integration of diverse partners' resources, knowledge and networks to resolve complex collective challenges or realise more enhanced outcomes through collaboration. It places BHP within a larger ecosystem where stakeholders actively participate in project development and delivery. Stakeholders act as valuable contributors to each design process and ideas generated via co-creation become integral to a company's decision-making process. Throughout this Report we use the terms co-creation and co-design interchangeably.

For the Thriving, empowered communities (TEC) pillar of the social value scorecard, BHP's experience and learning from external sources have demonstrated that integrating a co-creation approach is an opportunity, when adopted in the right circumstances, to generate outcomes that are more valued by Indigenous peoples, communities, governments and civil society through an enhanced sense of ownership and benefit. There are also business benefits to this approach, including enhanced social value outcomes and impact. As such, the TEC pillar focuses on the adoption of the practice of co-designed targets within the 2030 scorecard. In FY2024, we increased our focus on co-creation within our general community approach. This includes commencing the development of criteria that provide guidance on co-design practices, processes and assessments against the social value targets within the TEC pillar of our social value framework.

For more information on our social value scorecard, including our co-creation metrics and milestones, refer to **OFR 6.5**

Understanding communities

Our approach to community engagement and research includes:

- Community perception surveys – snapshots of the communities where we operate and stakeholders' perspectives on their community priorities and of sector and BHP performance, completed on a regular basis. As at 30 June 2024, field work for the latest community perceptions survey was underway.
- Community baseline studies – desktop assessments that provide quantitative and qualitative data on social, cultural, economic and political characteristics of the communities where we operate. The most recent baselines were completed in FY2023 and included all operated and legacy assets and our exploration regions at that time. The former OZ Minerals operations will be included in future community baseline studies.
- Community and human rights impact and opportunity assessments (CHRIOAs) – analysis of surveys, baseline studies and community stakeholder feedback against asset plans to identify and prioritise potential and actual risks, impacts and opportunities related to local communities where we operate (see the following section for more details).
- Community engagement and social investment indicators – data collected related to community engagements (e.g. number of community concerns and use of operational grievance mechanisms) and social investment partnerships (e.g. outcome indicators of a particular project) that provide insights to the communities' relationships with us.

We continue to track and report instances of community concerns, complaints and grievances received through our operational grievance mechanisms and other feedback avenues. In FY2024, there were 600 community concerns and complaints received across our operated assets globally. Of note, 462 of these related to a mass submission of email communications received in relation to potential impacts of the BMA Caval Ridge Horse Pit Extension project during the public disclosure period. The nature of the concerns raised were the same in each submission and included potential impacts to flora and fauna, impacts on ground and surface water and the final landform of the project.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 67

The majority of remaining concerns and complaints related to operational issues, such as dust, road and rail impacts, lighting and noise. Asset complaint volumes remained relatively stable from last year's figures with the exception of BMA (attributed to the Horse Pit Extension project submission as detailed above) and a 57 per cent decrease in complaints at NSWEC, through the resolution of an ongoing issue with a single community stakeholder. Ten complaints were made by Indigenous communities in Chile which we are seeking to address through ongoing dialogue with those communities. Concerns, complaints and grievances from communities connected to the former OZ Minerals assets are expected to be incorporated in the BHP Annual Report from FY2025.

In FY2024, we implemented a new enterprise-wide stakeholder management system that enables us to maintain improved records of community engagements and our commitments. This system also incorporates an updated external facing complaints and grievance portal designed to improve accessibility for community members to provide direct feedback to us. We intend to launch the enhanced portal for the system in FY2025. We also updated our internal standards, designed to provide improved guidance for community engagement and social performance leading practice as well as to enhance integration with our existing business processes, such as asset planning and risk assessments.

For more information on stakeholder concerns reflecting entries received through our local grievance mechanisms, local stakeholder engagement and ongoing community research, including community perception surveys, refer to the **BHP ESG Standards** and Databook 2024 at bhp.com/ESGStandards2024

We recognise many of the communities where we operate rely on mining and associated activities to support their livelihoods. We aim to ensure change and transitions are equitable and deliberately considered across the lifecycle of our business and for the communities where we operate.

For information on our approach to equitable change and transition, including equitable change and transition at our Mt Arthur coal mine, refer to the **BHP Climate Transition Action Plan 2024** available at bhp.com/CTAP2024

Community and human rights impact and opportunity assessments

In FY2024, building on the results of the community and human rights baseline studies completed for all operated assets and certain exploration regions in FY2023, we developed and commenced implementation of a globally consistent methodology for community and human rights impact and opportunity assessments (CHRIOAs), which identified and prioritised potential impacts, risks and opportunities related to the local communities where we operate. The approach was trialled at all our operated assets (excluding the former OZ Minerals assets) and selected exploration regions. This enabled identification of the potential community and human rights impacts and opportunities most prevalent to each region while also supporting a global view of recurring issues, which can help us identify potential opportunities for company-wide action or collaboration. The identified risks, impacts and opportunities are being evaluated and are expected to be embedded within asset and relevant functions' FY2025 risk profiles. The highest priority areas for each operating region are detailed in the map below, with US legacy assets and Exploration prioritising water access and pollution as the key CHRIOA priority risk areas. In FY2025, we plan to further embed the CHRIOA process through the integration of identified risks (threats and opportunities) into asset risk profiles to enable action. We also expect to include the former OZ Minerals assets in this process in future years.

As we acquire assets in new areas, we may be exposed to additional human rights risks. For information on our approach to addressing modern slavery risks in our operations and supply chains, refer to the BHP Group Modern Slavery Statement 2024.

For more information on our approach to community refer to bhp.com/communities

Prioritised community and human rights issues for operating regions identified in CHRIOAs


Queensland
– Cumulative environmental impacts
– Relationships with Indigenous peoples
– Workforce mental health
– Community mental health
– Housing availability/affordability
– Education/training/employment
Western Australia
– Climate-related
– Water access and pollution
– Free, prior, informed consent
– Access to remedy
– Dust/noise/air quality
– Housing availability/affordability
– Closure
– Education/training/employment
– Cultural heritage management
– Workforce mental health
– Remuneration
Canada
– Cumulative environmental impacts
– Limited community infrastructure
– Education/training/employment
– Cost of living/Inflation
– Employment opportunities
South Australia
– Water access and pollution
– Free, prior, informed consent
– Access to remedy
– Housing availability/affordability
New South Wales
– Climate-related
– Physical health and safety
– Closure
Chile
– Climate-related
– Cumulative environmental impacts
– Social investment
– Economic diversification
– Education and training
– Local employment

68 BHP Annual Report 2024

6 Sustainability continued

6.12 Indigenous peoples

Indigenous peoples are important partners for BHP's activities. Across our Minerals Australia and Minerals Americas activities, BHP operates on or close to the traditional lands of Indigenous peoples and we have a deep respect for their distinct cultures, rights, perspectives and aspirations. BHP is committed to working collaboratively with Indigenous peoples to develop long-term partnerships based on trust and mutual benefit as set out in our Indigenous Peoples Policy Statement. It is through this commitment that we aim to support reconciliation with Indigenous peoples and contribute to improved social, economic and environmental outcomes.

In FY2024, we developed and introduced procedures for projects and new operations to identify and assess the severity of potential adverse impacts to Indigenous peoples' and to engage and consult Indigenous peoples to understand how we can seek to avoid and mitigate adverse impacts, with the intention of substantially addressing potentially impacted Indigenous peoples' ambitions and concerns. We have also introduced new procedures for projects and new operations to engage with and seek to obtain 'free, prior and informed consent' (FPIC) from potentially impacted Indigenous peoples in accordance with the approach set out in our Indigenous Peoples Policy Statement. Where gaps exist between the host government's laws and regulations about consultation with Indigenous peoples and BHP's approach to FPIC, our policies require that BHP apply the higher standard. All projects and proposed new operations are required to submit progress reports to senior management across the project lifecycle to report on progress or any challenges to satisfying BHP's FPIC procedures. In FY2025, we aim to continue to strengthen our internal systems for collecting and reporting on the global management of risks to Indigenous peoples and FPIC processes with Indigenous peoples.

During FY2024, we progressed work in relation to further developing how we will approach Indigenous Cultural and Intellectual Property (ICIP) and Data Sovereignty in line with the principle set out in our Indigenous Peoples Policy Statement. We plan to continue this work into FY2025, which we expect to inform the design of our standards and processes for the collection, access and reuse of cultural information that pertains to Indigenous peoples.

BHP's Indigenous Peoples Policy Statement

BHP's ambition is to create long-term relationships with Indigenous peoples based on trust and mutual benefit. We aim to support reconciliation with Indigenous peoples and contribute to improved social, economic and environmental outcomes. Through our Policy Statement we will be guided by the aims of the United Nations Declaration on the Rights of Indigenous peoples as articulated in the Policy Statement's Principles, which are summarised below.

Principles

Incorporate Indigenous voices, values, knowledge and perspectives

BHP will seek out Indigenous voices, values, knowledge and perspectives in the way we work. We will connect with Indigenous peoples to better appreciate the historical, legal, social, environmental, cultural and political landscape where we operate or seek to operate, and how to better manage the environment we share.

Strengthen engagement with Indigenous peoples through dialogue and co-design

BHP will engage early and support meaningful dialogue with Indigenous peoples by sharing knowledge and information both ways and ensure our processes allow for active participation in appropriate aspects of the design, implementation and monitoring of plans that impact Indigenous peoples.

Seek to obtain the free, prior and informed consent of potentially affected Indigenous peoples

BHP's default position will be that a proposed new operation or capital project should not proceed without consent; and where consent has not been provided, BHP will escalate senior management involvement in the process to determine if the new operation or capital project will proceed.

Respect Indigenous peoples' cultural and intellectual property and data sovereignty

BHP acknowledges the value and ownership of information related to Indigenous cultural heritage and the rights to information regarding Indigenous peoples' narratives, traditions and lore.

Regional Indigenous Peoples Plans

Indigenous partnerships

Under the Indigenous partnerships pillar of our social value framework, we have set ourselves the goal of delivering respectful relationships that hear and act upon the distinct perspectives, aspirations and rights of Indigenous peoples and support the delivery of mutually beneficial and jointly defined outcomes (refer to OFR 6.5). We have committed to report annually on metrics for Indigenous employee representation, Indigenous procurement, our 'progress to plan' against the co-designed Indigenous Peoples Plans in each region where we operate, and about actions to improve the health of our relationships with those Indigenous peoples.

Relationship health

In FY2024, we completed an inaugural assessment of the health of our relationships with a range of our Indigenous partners. We engaged global research firm, Ipsos, to independently gather feedback on a confidential basis from a number of BHP's Indigenous partners in Australia, Canada and Chile where we operate our assets. In total, representatives from 17 of 26 Indigenous partner organisations who were contacted to take part in the inaugural assessment agreed to participate. All organisations that were contacted for the inaugural assessment have current agreements with BHP or are located on or near our operations. The feedback indicated that relationships had been strained in the past. While BHP is making some progress in its relationships with Indigenous partners, there is still more to do to achieve our goal of delivering respectful relationships that hear and act upon the distinct perspectives, aspirations and rights of Indigenous peoples and support the delivery of mutually beneficial and jointly defined outcomes. Recommendations for improvement include more resourcing and empowerment of BHP's Indigenous Engagement teams, and greater involvement for Indigenous partners in BHP decision-making around employment, procurement and community initiatives to ensure opportunities are available to Indigenous peoples at the community level. The feedback also indicated that some Indigenous partners desire a greater level of involvement from BHP in community engagements, such as in cultural events and informal meetings. The relationship health results varied across the different countries covered in the assessment and is broadly summarised as:

Canada: The five Canadian Indigenous organisations that participated reported a positive trajectory in their relationship health with BHP and expressed the most optimism in their feedback on the future potential of relationships. Key personnel at BHP were seen to instigate respectful, meaningful and genuine engagements with Indigenous communities. This has helped create trust in BHP's commitment to deliver positive outcomes through community investments and initiatives. Some areas of concern included past instances of cultural disrespect and that proactive steps to understand Indigenous history and culture were not always consistently applied. In some instances, there was frustration expressed about communications and transparency, as well as present

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 69

levels of Indigenous employment representation. The feedback indicates desire to see more two-way dialogue with decision-makers established. Looking to the future, Canadian Indigenous partners expressed a high degree of optimism at the economic opportunities at the Jansen operation. To maintain this optimism, partners in Canada seek increased Indigenous representation in decision-making processes and positions and expect a stronger focus on training and upskilling so that Indigenous peoples may increase their employability to work for BHP.

Australia: The six Australian Indigenous organisations that participated indicated there had been an improvement in relationship health from the past to the present. Many of the improvements in overall relationship health were attributed to key personnel at BHP who advocate strongly for Indigenous partners and who conduct their engagements respectfully with long-term goals of Indigenous advancement in mind. The establishment of Indigenous Engagement and Cultural Heritage teams and greater direct engagement from BHP senior leaders in Australia were seen as improvements. However, the feedback also indicates only marginal improvement from the present to the future for our relationships in Australia. Some Indigenous partners reported that relationships can still feel transactional and lacked continuity. In some instances, there was a view expressed that BHP could provide more commercial and employment opportunities to Indigenous partners and improve the accessibility of its systems and processes. These factors contributed to a less optimistic outlook about the future state of the relationship compared to the other jurisdictions. There was a desire expressed by Australian Indigenous partners to see more Indigenous peoples advancing to more senior roles in BHP. Partners also expressed a desire to see more social investment initiatives that benefit more groups. These changes, along with more frequent engagement with decision-makers, were seen as necessary steps to build trust and to help move towards more respectful relationships based on mutual benefit in the future.

Chile: The six Chilean Indigenous organisations that participated indicated they had seen modest improvement in relationship health from the past to the present and were more optimistic in their view on the future. Indigenous partners in Chile perceive inadequacies in the opportunities and operational and environmental protections offered by the national legal system and they expect BHP to set a higher standard. There was a perception that BHP had prioritised commercial outcomes in the past and there had, in some cases, been inadequate recognition and understanding of Chilean culture and values. Some partners continue to perceive protections as inadequate in managing environmental impacts and want to see BHP enhance cultural protections, improve access to areas that hold cultural meaning and implement measures to minimise the health impacts of mining on communities. More generally, partners expressed a desire to see BHP be more proactive in engagement with a broader range of the community, including those that are not recognised by Chilean legal structures. Partners believe employment and training opportunities could be better geared to Indigenous staff and skillsets in the community to improve levels of Indigenous employment. There appears to be an openness from Indigenous partners to continue engaging to improve relationships with BHP in Chile.

Relationship health assessment results


Aggregate
Australia
Canada
Chile
Past
Present
Future
3.8
2.7
5.9
2.7
5.6
5.2
7.3
4.5
7.2
5.3
9.8
6.6

Each interview was structured around one theme: How would you rate the overall health of the organisation/entity's relationship with BHP over three time periods in considering the past, present and future of the relationship? Responses were recorded as a rating from zero to 10.

Progress to plan

We are making progress with our commitments in the global Indigenous Peoples Policy Statement and the social value framework to incorporate 'Indigenous voices and perspectives' into co-designed priorities, as set out in the Indigenous Peoples Plans in each region where we operate.

We 'partially met' our FY2024 social value scorecard short-term milestone 'Indigenous voices and perspectives are incorporated into co-designed priorities in each region' as two out of three countries have published a co-designed regional Indigenous Peoples Plan that has incorporated the voices and perspectives of Indigenous peoples. Australia published its Reconciliation Action Plan (RAP) in FY2023. Canada approved its Canada Indigenous Partnerships Plan (CIPP) in FY2024. Chile is still developing its regional Indigenous Peoples Plan and hopes to publish it in FY2026.

Australia: Minerals Australia released its RAP in FY2023[1]. There were 25 RAP targets that were due to be achieved in FY2024; of this, 21 targets were completed in full and we also completed our reforms to embed four ongoing RAP targets into standard business requirements. RAP targets have been embedded in BHP's business planning process and performance is measured regularly through a new RAP performance dashboard with live data and scorecards. The BHP RAP Governance and Accountability Framework has seen the development of the BHP Australian Indigenous Peoples Working Group (AIPWG) that is attended by the Minerals Australia Business President and Chief Legal, External Affairs and Governance Officer.

Canada: Minerals Americas approved its first Canada Indigenous Partnerships Plan (CIPP) in FY2024. The plan assists BHP to operationalise our global Indigenous Peoples Policy Statement and respond to the Truth & Reconciliation Call to Action 92 for businesses in Canada. The CIPP signifies the journey towards greater co-creation and to develop impactful partnerships, deliver on Indigenous employment and procurement targets, as well as support the wellbeing of Indigenous peoples through internal cultural awareness training and social investment activities. Implementation of the CIPP is expected to begin in Q1 of FY2025.

Chile: In FY2024, Minerals Americas designed the process for developing an Indigenous Peoples Plan for Chile and is expected to commence consultations with Indigenous peoples in FY2025 to start to co-design the plan. We are aim to publish the plan in FY2026.

Indigenous procurement and employee participation

We are making progress against our social value scorecard metrics for Indigenous employee participation and Indigenous procurement. Indigenous employment teams developed and implemented Indigenous workforce initiatives in FY2024 to help provide pathways to employment, support our Indigenous workforce, build a more culturally capable non-Indigenous workforce and meet our employment metrics. In Australia, our Indigenous employment was at 8.3 per cent in FY2024, down from 8.6 per cent in FY2023, and our target is to reach 9.7 per cent by FY2027. In Chile, our Indigenous employment was at 10.1 per cent in FY2024, up from 9.7 per cent in FY2023, and we surpassed our target to reach 10 per cent by FY2025. In Canada, our Indigenous employment was at 11.2 per cent in FY2024, up from 7.7 per cent in FY2023, and our target is to reach 20 per cent by FY2026.

For more information on our employee data and approach refer to OFR 6.6

In FY2024, we continued to improve engagement with Indigenous businesses across all our operating locations.[2] Compared to FY2023, our direct global spend with Indigenous businesses increased by 83 per cent to US$609 million in FY2024 and the number of Indigenous vendors engaged rose by 20 per cent to 263. Through this effort, we have seen continued growth in spend with Indigenous businesses across our Australian assets with FY2024 direct spend of US$458 million up from US$267.5 million in FY2023 in line with our Reconciliation Action Plan (RAP) commitments. In Canada, spend with Indigenous business partnerships during FY2024 totalled US $151 million continuing the focus on these opportunities since the sanctioning of Jansen Stage 1.

Footnotes

1. For more information about the Australian RAP refer to bhp.com/-/media/project/bhptip/bhp-com-en/documents/careers/indigenous-peoples-and-bhp/200921_bhpreconciliationactionplan.pdf.
2. For definitions for Indigenous businesses in each operating location refer to the ESG Standards and Databook 2024.

70 BHP Annual Report 2024

6 Sustainability continued

Minerals Australia

BHP held its second annual Traditional Owners' Forum in Brisbane in November 2023 with strong representation from Traditional Owner groups from around Australia. BHP sought input from Traditional Owners to co-create the 2023 agenda, and the themes of discussion provided an opportunity to reflect and speak honestly on BHP's performance and delivery in the context of Traditional Owner experiences.

We have undertaken consultation in FY2024 to understand the elements of an effective and sustainable model for an Indigenous advisory body in Minerals Australia, and, once developed, the advisory body will shape BHP's understanding and implementation of commitments in the RAP, until the end of FY2027.

A Cultural Heritage Standard that was developed in FY2023 by the Minerals Australia Cultural Heritage team was embedded in all BHP operated assets in Minerals Australia in FY2024. This Standard considers leading international and national frameworks and aims to enable mining activity while simultaneously encouraging the voices of relevant First Nations/Indigenous peoples to be at the forefront of decision-making processes on heritage matters through the mining lifecycle.

In FY2024, one new Heritage Agreement and 11 new Cultural Heritage Management Plans were successfully negotiated with Indigenous communities. These Cultural Heritage Management Plans mainly covered existing operations at WAIO and BMA to modernise existing government approvals. In line with our social value approach, new heritage protection areas were also agreed through the Cultural Heritage Management Plans and projects supported with communities to culturally map these places for knowledge transfer and wider community benefits.

Minerals Americas

Chile

In FY2024, Escondida developed a new Indigenous partnership strategy which aims to build a stable, long-term relationship, based on trust and mutual benefits, with the five Indigenous communities of Borde Sur: Peine, Talabre, Socaire, Camar and Toconao. The strategy is focused on resolving past grievances, honoring commitments and creating opportunities for regular and structured dialogue between Escondida and Indigenous communities that will contribute to improved relationships, build greater trust and proactively address community concerns.
In FY2024, Escondida updated its Community Relationship Strategy with the Indigenous community of Peine, which is focused on building and maintaining a long-term relationship. Meetings have been held with Peine to help inform the project of progressive closure of the Monturaqui well field.

Our Cerro Colorado operation is planning the execution of several projects for the next five to seven years, including: care and maintenance activities, closure works on the Parca Slope, geo/hydro physical drillings and the Cerro Colorado Life Extension (CCLE) project. All projects will be executed on the Cerro Colorado mine site and surrounding territories, which are on lands that are neighbouring the villages of Parca, Iquiuca, Quipisca and Mamiña, among others. These areas are under a Chilean state's special administrative regime (Área de Desarrollo Indigena) and are subject to territorial claims by different Indigenous organisations. We are engaging with Indigenous peoples to include their voices during the study phases for these projects. Despite experiencing challenges with some engagements, Cerro Colorado is working on an update of the strategy with Indigenous communities, aimed at reaching agreements with as many communities/associations as possible.

Canada

In FY2024, we started to operationalise two draft milestones in the Canadian Indigenous Partnership Plan (CIPP) while it was under development. The recommended review and refresh of our internal Indigenous awareness training that is delivered to all employees and contractors that work at our Jansen site is underway and will include Indigenous perspectives in the Effective Leadership training. Additionally, Human Resources conducted an external review of the human resources policies to support Indigenous inclusion. A new employee resource group for Indigenous employees located in Canada, Indigenous@BHP Canada, was created in FY2024 and has been meeting regularly to determine how best to support recruitment, retention and advancement for current and future Indigenous employees.

Legacy assets

BHP owns more than 20 former copper, uranium and other mine sites, called legacy assets, in the US southwest and across Canada. Many of these sites are in the traditional territories of Native American Tribes and First Nations. The legacy assets are in a state of closure or post-closure and focused on tailings and water management, risk mitigation and technical studies, closure and environmental remediation projects, and general site care and maintenance. We recognise closure is a long-term process, and that Indigenous peoples have an interest in seeing the sites returned to as close to a natural state as possible. BHP engages with Indigenous groups near our legacy assets and is in varying stages of resetting or establishing collaborative working relationships and partnerships.

Resolution Copper

Resolution Copper Mining is owned by Rio Tinto (55 per cent) and BHP (45 per cent), and managed by Rio Tinto. We acknowledge the Resolution Copper project area includes areas of cultural significance for Native American Tribes and their members, and is the subject of ongoing litigation. Development of the project continues to be studied and remains subject to regulatory reviews by federal, state and local governments. Resolution Copper Mining continues to cooperatively engage in these regulatory processes and has publicly stated its commitment to deepening ongoing engagement with Native American Tribes and stakeholders to understand and seek to mitigate potential adverse impacts, while also collaborating to create shared value opportunities. We are monitoring Resolution Copper Mining's engagement, FPIC and agreement-making processes.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 71 6.13 Independent Assurance Report to the Management and Directors of BHP Group Limited Our Conclusion: Ernst & Young (‘EY’, ‘we’) were engaged by BHP Group Limited (‘BHP’) to undertake a limited and reasonable assurance engagement as defined by International Auditing Standards over the Limited Assurance Subject Matter and Reasonable Assurance Subject Matter (defined below) for the year ended 30 June 2024. Our conclusions are as follows: – Limited assurance: Based on the procedures we have performed and the evidence we have obtained, nothing has come to our attention that causes us to believe the Limited Assurance Subject Matter for the year ended 30 June 2024 has not been prepared, in all material respects, in accordance with the Criteria (as defined below). – Reasonable assurance: In our opinion, the Reasonable Assurance Subject Matter for the year ended 30 June 2024 is prepared, in all material respects, in accordance with the Criteria (as defined below). Emphasis of Matter: We draw attention to BHP’s methodology for accounting for water performance metrics as disclosed in Section 6.10 of BHP’s Annual Report, and associated ESG Standards and Databook. BHP’s method reflects current industry-wide practice for water modelling which includes estimation of certain variables which contains inherent uncertainty. Consequently, BHP’s disclosed water performance data, prepared in accordance with the criteria, is subject to estimation uncertainty which may affect the precision of the data presented. Our conclusion is not modified in respect of this matter. What we assured Ernst & Young (‘EY’, ’we’) was engaged by BHP to provide limited assurance over certain sustainability data and disclosures in BHP’s Annual Report, ESG Standards and Databook, and online for the year ended 30 June 2024 in accordance with the Criteria, as defined in the following table: What we assured (Limited Assurance Subject Matter) What we assured it against (Criteria) BHP’s qualitative disclosures in Section 6 of the Operating and Financial Review – Management’s own publicly disclosed criteria within the BHP Annual Report 2024 BHP’s sustainability policies and standards as disclosed in the ICMM tab in the – International Council on Mining and Metals (ICMM) Mining Principles and relevant Performance Expectations BHP ESG Standards and Databook 2024 at bhp.com/sustainability and mandatory Position Statements (Subject Matter 1 of the ICMM Assurance and Validation Procedure 2023 (ICMM Procedure)) BHP’s identification and reporting of its material sustainability issues, risks and – ICMM Procedure Subject Matter 2 opportunities described within Section 6 of the BHP Annual Report 2024 and online – Global Reporting Initiative (GRI) Standards 2021 GRI 3: Material Topics at bhp.com/sustainability/approach BHP’s implementation of systems and approaches to manage its material – ICMM Procedure Subject Matter 3 sustainability risks and opportunities BHP’s reported performance of its material sustainability issues, risks and – ICMM Procedure Subject Matter 4 opportunities in Section 6 of the Operating and Financial Review within the – Management’s own publicly disclosed criteria. as informed by the GRI Topic Standards, and the Sustainability BHP Annual Report 2024 and the BHP ESG Standards and Databook 2024, Accounting Standards Board (SASB) Mining and Metals Standard referenced above – BHP Scopes 1, 2, and 3 GHG Emissions Calculation Methodology 2024, as informed by the National Greenhouse and Energy Reporting (Measurement) Determination 2008 for scope 1 and scope 2 GHG data, and the World Resource Institute/World Business Council for Sustainable Development Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard, including the GHG Protocol: Scope 2 Guidance and the Corporate Value Chain Scope 3 Accounting and Reporting Standard for scope 3 GHG data Water stewardship reporting, at an operated asset level, in the BHP Annual Report – ICMM guidance and minimum disclosure Standards: Water Reporting: Good practice guide (2nd edition), 2021 2024, the BHP ESG Standards and Databook 2024, referenced above, and supporting disclosures included online at bhp.com/sustainability/environment/water In addition, we were engaged by BHP to provide reasonable assurance over the following information in accordance with the noted Criteria, as defined in the following table: What we assured (Reasonable Assurance Subject Matter) What we assured it against (Criteria) Scope 1 and Scope 2 greenhouse gas emissions as reported in Section 6 of the – World Resource Institute/World Business Council for Sustainable Development (WRI/WBCSD) Greenhouse Operating and Financial Review within the BHP Annual Report 2024 and the BHP Gas Protocol ESG Standards and Databook 2024, referenced above. – BHP’s Scopes 1, 2 and 3 GHG Emissions Calculation Methodology 2024 Other than as described in the preceding paragraphs, which set out the Description of assurance procedures performed We believe that the evidence obtained is sufficient and appropriate to scope of our engagement, we did not perform assurance procedures A limited assurance engagement consists of making enquiries, primarily provide a basis for our limited assurance conclusion and reasonable on the remaining information included in the BHP Annual Report of persons responsible for preparing the Limited Assurance Subject assurance opinion. 2024, and accordingly, we do not express an opinion or conclusion on Matter and related information, and applying analytical and other Inherent limitations this information. appropriate procedures. The Limited Assurance Subject Matter and the Reasonable Assurance While we considered the effectiveness of management’s internal Subject Matter may be referred to in this report, individually or The limited assurance procedures we performed were based on our controls when determining the nature and extent of our procedures, collectively, as the case requires, as the ‘Subject Matter’. professional judgement and included, but were not limited to: our assurance engagement was not designed to provide assurance on – Interviewing select corporate and site personnel to understand the internal controls. Key responsibilities reporting process at group, business, asset, and site level, including The greenhouse gas emissions quantification process is subject BHP’s responsibility management’s processes to identify BHP’s material issues to scientific uncertainty, which arises because of incomplete BHP’s management is responsible for selecting the Criteria, and – Reviewing BHP policies and management standards to determine scientific knowledge about the measurement of greenhouse gases. ensuring the Subject Matter is prepared, in all material respects, in alignment with the ICMM’s 10 Sustainable Development principles Additionally, greenhouse gas procedures are subject to estimation accordance with that Criteria. This responsibility includes establishing and position statements and measurement uncertainty resulting from the measurement and and maintaining internal controls, maintaining adequate records and calculation processes used to quantify greenhouse gas emissions – Checking the BHP Annual Report 2024 to understand how BHP’s making estimates that are relevant to the preparation of the Subject within the bounds of existing scientific knowledge. Matter, such that it is free from material misstatement, whether due to identified material issues, risks and opportunities are reflected within Additional inherent limitations – limited assurance scope fraud or error. the qualitative disclosures – Evaluating whether the information disclosed in the Limited Procedures performed in a limited assurance engagement vary in EY’s responsibility and independence Assurance Subject Matter is consistent with our understanding of nature and timing from, and are less in extent than for, a reasonable For the limited assurance engagement, our responsibility is to sustainability management and performance at BHP assurance engagement. Consequently, the level of assurance obtained express a conclusion on the Limited Assurance Subject Matter based in a limited assurance engagement is substantially lower than the – Evaluating the suitability of the Criteria and that the Criteria have been on the evidence we have obtained. For the reasonable assurance assurance that would have been obtained had a reasonable assurance applied appropriately to the Subject Matter engagement, our responsibility is to express an opinion conclusion on engagement been performed. Our procedures were designed to obtain – Conducting virtual and in-person site procedures at BHP locations a limited level of assurance on which to base our conclusion and do not the Reasonable Assurance Subject Matter based on the evidence we on a sample basis, based on our professional judgement (which we provide all the evidence that would be required to provide a reasonable have obtained. We have complied with the independence and relevant ethical currently implement on a rotational basis across reporting years), to level of assurance. evidence site level data collection and reporting to Group as well as requirements, which are founded on fundamental principles of integrity, Our procedures did not include testing controls or performing to identify existence and confirm completeness of the sustainability objectivity, professional competence and due care, confidentiality and procedures relating to checking aggregation or calculation of data performance data and statements included within the Subject Matter professional behaviour. within IT systems. – Undertaking analytical procedures of the quantitative disclosures EY applies Auditing Standard ASQM 1 Quality Management for Additional inherent limitations – reasonable assurance scope Firms that Perform Audits or Reviews of Financial Reports and in the Subject Matter to determine the reasonableness of the While our procedures performed for our reasonable assurance Other Financial Information or Other Assurance or Related Services information presented engagement are of a higher level of assurance, due to the use of – On a sample basis for qualitative and quantitative statements Engagements, which requires the firm to design, implement and operate sampling techniques, it is not a guarantee that it will always detect within the Subject Matter, based on our professional judgement, a system of quality management including policies or procedures material misstatements. reviewing underlying data to source information and data to regarding compliance with ethical requirements, professional standards Other matters assess completeness of claims, such as process conversations, and applicable legal and regulatory requirements. review of invoices, incident reports, meter calibration records, and We have not performed assurance procedures in respect of any Our approach to conducting the assurance procedures meter data; re-performing calculations to check accuracy; and information relating to prior reporting periods, including those presented We conducted our assurance procedures in accordance with the reviewing explanations about the sustainability performance data in the Limited Assurance Subject Matter and Reasonable Assurance International Auditing and Assurance Standards Board’s International and statements Subject Matter. Our report does not extend to any disclosures or Standard on Assurance Engagements Other Than Audits or Reviews – Reviewing other information within the BHP Annual Report 2024 assertions made by BHP relating to future performance plans and/ of Historical Financial Information (‘ISAE 3000’) and the Standard for consistency and alignment to other quantitative and qualitative or strategies disclosed in the BHP Annual Report 2024, the BHP ESG for Assurance on Greenhouse Gas Statements (‘ISAE 3410’) and information within the Subject Matter Standards and Databook 2024, and supporting disclosures online. the terms of reference for this engagement as agreed with BHP on – Reviewing BHP media coverage relating to sustainability-related Use of our Assurance Report 22 March 2024. For the limited assurance engagement, these standards require that we topics to identify material events that may require disclosure We disclaim any assumption of responsibility for any reliance on this plan and perform our engagement to express a conclusion on whether – Checking the water balance for each operated asset inclusive of assurance report to any persons other than the management and anything has come to our attention that causes us to believe that understanding the methodologies used to consider consistency with the directors of BHP, or for any purpose other than that for which it the Limited Assurance Subject Matter is not prepared, in all material the Criteria, and reviewing meter and calibration records on a sample was prepared. basis, based on our professional judgement. Our assurance procedures were performed over certain web-respects, in accordance with the Criteria, and to issue a report. For the reasonable assurance engagement, these standards require Additional reasonable assurance procedures we performed were based based information that was available via web links as of the date that we plan and perform our engagement to obtain reasonable on professional judgement and included, but were not limited to: of this assurance report. We provide no assurance over changes to the content of this web-based information after the date of this assurance about whether, in all material respects, the Reasonable – For our reasonable assurance of Scope 1 and Scope 2 greenhouse assurance report. Assurance Subject Matter is presented in accordance with the Criteria, gas emissions, on a sample basis, checked the methodologies and to issue a report. used by BHP to consider consistency with the Criteria, considered completeness of sources obtained from our site procedures, For both a limited assurance engagement and a reasonable assurance and checked underlying data to source information to assess engagement, the nature, timing and extent of the assurance procedures completeness and accuracy of performance data, which included selected depend on our professional judgement, including an Ernst & Young Mathew Nelson reviewing invoices, meter calibration records and meter data. assessment of the risk of material misstatement, whether due to fraud Melbourne, Australia Partner or error. 27 August 2024 A member firm of Ernst & Young Global Limited Liability limited by a scheme approved under Professional Standards Legislation

72 BHP Annual Report 2024

7 Samarco

Fundão dam failure

As a result of the Fundão dam failure in November 2015, a significant volume of tailings (39.2 million cubic metres) resulting from the iron ore beneficiation process was released. Tragically, 19 people died as a result of the failure. The communities of Bento Rodrigues, Paracatu de Baixo and Gesteira were flooded and other communities and the environment downstream in the Doce River basin were also affected.

Samarco restarted its operations at a reduced production level in December 2020 and is currently operating at 31 per cent of its production capacity.

For information on Samarco's operations refer to **OFR 5.3**

Our response and support for the Foundation

Following the dam failure, BHP Brasil[1] has been and remains fully committed to supporting the extensive ongoing remediation and compensation efforts of Renova Foundation in Brazil. BHP Brasil's commitment to collectively seek solutions for a full, fair and definitive response remains unwavering.

In March 2016, a Framework Agreement entered into between Samarco, Vale, BHP Brasil and relevant Brazilian authorities established the Renova Foundation, a not-for-profit, private foundation responsible for implementing 42 remediation and compensatory programs. BHP Brasil, along with Samarco and Vale, provide support and funding to the Renova Foundation, including through representation in its governance structures.

As of 30 June 2024, the Renova Foundation has spent R$37 billion (approximately US$7.7 billion) on remediation and compensation programs, of which approximately US$2.6 billion has been provided by BHP Brasil.

Renova Foundation

Compensation and financial assistance

The Renova Foundation continues to provide compensation to people impacted by the dam failure, oversees an extensive community resettlement program and manages measures to remediate the environment affected.

Compensation and financial assistance of approximately R$17.5 billion (approximately US$3.5 billion)[2] as of 30 June has been paid to support approximately 430,000 people affected by the dam failure. This includes:

- Approximately R$12.2 billion (approximately US$2.5billion)[2] paid to approximately 110,000 people under the court-mandated simplified indemnity system (known as the Novel system). The Novel system was designed to provide compensation for informal workers who have had difficulty proving the damages they suffered, such as cart drivers, sand miners, artisanal miners and street vendors. The court determined the closure of the Novel system for new entries in September 2023.
- Approximately 33,000 people received emergency financial assistance.
- Approximately 39,000 people received general damages (including for loss of life, injury, property damage, business impacts, loss of income and moral damages) and more than 290,000 people have been paid a total of approximately R$305.6 million (approximately US$69 million)[2] for temporary water interruption.

For updates on reparation progress refer to bhp.com/what-we-do/global-locations/brazil/samarco-reparations

Resettlement

A key priority for the Renova Foundation is the resettlement of the communities of Novo Bento Rodrigues, Paracatu and Gesteira. For Novo Bento Rodrigues and Paracatu, priority efforts included construction of houses and private property, such as small businesses and churches, as well as infrastructure and public services, including roads, power, water and sewer networks, health and services centres and schools. At Gesteira, pursuant to an agreement finalised in May 2023 and ratified by the court, families and the public authorities have opted to receive compensation instead of building a new community.

As at 30 June 2024, approximately 91 per cent of resettlement cases have been completed, either via completion of construction (with families moving in or handover to families in progress) or cash payment for those families who have opted for this option instead of the other resettlement solutions offered by the Renova Foundation. More than 260 families are now living in their new homes in Novo Bento Rodrigues and Paracatu, as well as other locations.[3] Novo Bento Rodrigues and Paracatu are now functioning communities. Water treatment stations, a health centre, a church, a football field, as well as multiple businesses are operating, including supermarkets, restaurants, bars, retail shops and service stations. Additionally, community-led traditional festivities, such as Carnival and other religious events, are taking place regularly in both towns.

The resettlements have involved ongoing engagement and consultation with a large number of stakeholders, including the affected community members, their technical advisers, state prosecutors, municipal leaders, regulators and other interested parties.

The new towns were designed on land chosen by the communities to be as close as possible to the previous layout, addressing the wishes and needs of the families and communities while also meeting permitting requirements. Each family receives access to an architect to design their house within size parameters, which is then finalised and built by the Renova Foundation.

Mandated COVID-19 workforce restrictions and suspensions of works on-site from 2020 to 2022, increases to the technical scope for resettlement of the communities and permitting delays have impacted the timeline for completion. Ongoing efforts to accelerate completions while maintaining the safety requirements continued throughout FY2024.

For updates on reparation progress refer to bhp.com/what-we-do/global-locations/brazil/samarco-reparations

Other socio-economic programs

The Renova Foundation continues to implement a wide range of socio-economic programs in addition to compensation and resettlement programs. These programs cover health and infrastructure projects in the Doce River basin, promotion of economic development in the impacted communities and sewage treatment facilities to further improve the water quality in the Doce River.

Regarding infrastructure projects, the Risoleta Neves Hydroelectric Power Plant (Candonga), which was shut down after the Fundão dam failure, restarted its operations in the state of Minas Gerais in March 2023. Additionally, 18 new water pipelines have been built in the Doce River, including one to serve the population of Governador Valadares, the biggest city in the river basin, and 19 water treatment supply systems have been upgraded to provide alternative water sources.

Environmental remediation

Since December 2019, the impacted riverbanks and floodplains have been vegetated, river margins stabilised and in general, water quality and sediment qualities have returned to historic levels. The Renova Foundation continues implementing long-term monitoring and compensatory initiatives.

The Brazilian Water Agency, a federal body responsible for the implementation of Brazilian water resources, has classified the water from the Doce River as Class II, which means the water can be used for human consumption after conventional treatment, the protection of aquatic habitats and primary contact recreation, such as swimming, water skiing and diving, among other things. This is supported by approximately 1.5 million pieces of data generated annually along the Doce River by the largest watercourse monitoring system in Brazil, which is led by the Renova Foundation together with six public agencies, including the National Water and Sanitation Agency. Additionally, according to information provided by municipalities and water supply institutions, since December 2015 most of the population in the Doce River basin is using and consuming the river water after conventional treatment.

To further improve water quality in the Doce River, as compensation, the Renova Foundation has made R$840 million (approximately US$174 million) available for sanitation projects to prevent pollution from untreated sewage, given approximately 270 million cubic metres of untreated sewage is deposited into the Doce River every year – approximately six times the volume of non-toxic tailings that was released from Fundão. Additionally, R$1.7 billion (approximately US$352 million) was made available for forest recovery. It is intended that in total 40,000 hectares and 5,000 springs will be fully restored in a partnership with approximately 2,000 rural properties.

A ban on fishing activities along the coast of Espírito Santo and a precautionary conservation restriction preventing fishing for native fish species in the Doce River in Minas Gerais remain in place. The Renova Foundation continues to engage with the authorities with the goal of lifting the restrictions.

For updates on reparation progress refer to bhp.com/what-we-do/global-locations/brazil/samarco-reparations

Legal proceedings

BHP Group Limited, BHP Group (UK) Ltd (formerly BHP Group Plc) and BHP Brasil are involved in legal proceedings relating to the Fundão dam failure.

BHP Brasil, Samarco, Vale and several public authorities have been engaging in negotiations to seek a definitive and substantive settlement of certain claims relating to the Fundão dam failure.

For information on the significant legal proceedings and settlement negotiation process involving BHP refer to **Additional information 8**

1. BHP Billiton Brasil Ltda (BHP Brasil) and Vale S.A. (Vale) are 50:50 shareholders in Samarco Mineração S.A. (Samarco), the independent operator of Samarco.
2. USD amount is calculated based on actual transactional (historical) exchange rates related to Renova funding.
3. For those families who chose not to join the resettlement with their previous community and instead resettled elsewhere.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 73

8 How we manage risk

Risk management helps us to protect and create value, and is central to achieving our purpose and strategic objectives. Our Risk Framework has four pillars: risk strategy, risk governance, risk process and risk intelligence.

Risks associated with the organisations, businesses or assets that we acquire are transitioned to BHP's Risk Framework as part of integration activities, which generally involves a transitional period. Risk integration of our OZ Minerals assets (excluding the OZ Minerals Brazil assets which are subject to ongoing strategic review) remains on track for completion by the end of CY2024.

Risk strategy

Risk classification

We classify all risks to which BHP is exposed using our Group Risk Architecture. This is a tool designed to identify, analyse, monitor and report risk, which provides a platform to understand and manage risks. Similar risks are considered together in groups and categories. This is designed to give the Board and management visibility over the aggregate exposure to risks on a Group-wide basis and support performance monitoring and reporting against BHP's risk appetite.

Risk appetite

BHP's Risk Appetite Statements, aligned to our Group Risk Architecture, are approved by the Board and are a foundational element of our Risk Framework. They provide guidance to management on the amount and type of risk we seek to take in pursuing our objectives.

Key risk indicators

Key risk indicators (KRIs) are set by management to help monitor performance against our risk appetite. They also support decision-making by providing management with information about financial and non-financial risk exposure at a Group level. Each KRI has a target, or optimal level of risk we seek to take, as well as upper and lower limits. Where either limit is exceeded, management will review potential causes to understand if BHP may be taking too little or too much risk and to identify whether further action is required.

Risk culture

Our risk management approach is underpinned by a risk culture that supports decision-making in accordance with BHP's values, objectives and risk appetite. We use a common foundation across BHP to build the tools and capabilities required to enable us to understand, monitor and manage our risk culture. These include the risk-culture assessments undertaken as part of our internal audit plan.

Strategic business decisions

Strategic business decisions and the pursuit of our strategic objectives can inform, create or affect risks to which BHP is exposed. These risks may represent opportunities as well as threats. Our Risk Appetite Statements and KRIs assist in determining whether a proposed course of action is consistent with BHP's risk appetite.

Our focus when managing risks associated with strategic business decisions is to enable the pursuit of high-reward strategies. Therefore, as well as having controls designed to protect BHP from threats, we seek to implement controls to enable and/or enhance opportunities.

Risk governance

Three lines model

BHP uses the 'three lines model' to define the role of different teams across the organisation in managing risk. This approach sets clear accountabilities for risk management and provides appropriate 'checks and balances' to support us in protecting and growing value.

The first line is provided by our frontline staff, operational management and people in functional roles – anyone who makes decisions, deploys resources or contributes to an outcome is responsible for identifying and managing the associated risks.

The Risk team and other second-line teams are responsible for providing expertise, support, monitoring and challenge on risk-related matters, including by defining Group-wide minimum standards.

The third line, our Internal Audit team, is responsible for providing independent and objective assurance over the control environment (governance, risk management and internal controls) to the Board (including applicable Board Committees) and Executive Leadership Team. Additional assurance may also be provided by external providers, such as our External Auditor.

The Risk team and Internal Audit team are led by the Chief Risk and Audit Officer. This structure facilitates overall effectiveness of both teams, including through alignment of second- and third-line assurance activities across BHP, while maintaining the independence of our Internal Audit team through appropriate safeguards.

BHP Board and Committees

The Board reviews and monitors the effectiveness of the Group's systems of financial and non-financial risk management and internal control. The broad range of skills, experience and knowledge of the Board assists in providing a diverse view on risk management. The Risk and Audit Committee (RAC) and Sustainability Committee assist the Board by reviewing and considering BHP's material risk profile (covering operational, strategic and emerging risks) on a biannual basis.

Risk management performance is monitored and reported to the RAC, as well as the Sustainability Committee for health, safety, environment and community matters, supporting the Board to challenge and hold management to account.

For information on other Board Committee activities that support risk governance at BHP refer to Corporate Governance Statement 5

74 BHP Annual Report 2024

8 How we manage risk continued

Risk process

Our Risk Framework requires identification and management of risks (both threats and opportunities) to be embedded in business activities through the following process:

- Risk identification – threats and opportunities are identified and each is assigned an owner or accountable individual.
- Risk assessments – risks are assessed using appropriate and internationally recognised techniques to determine their potential impacts and likelihood, prioritise them and inform risk treatment options.
- Risk treatment – controls are implemented to prevent, minimise and/or mitigate threats, and enable and/or enhance opportunities.
- Monitoring and review – risks and controls are reviewed periodically and on an ad hoc basis (including where there are high-potential events or changes in the external environment) to evaluate performance.
- Communication – relevant information is recorded in our enterprise risk management system to support continuous improvement and share risk intelligence across the Group.

Our Risk Framework includes requirements and guidance on the tools and processes to manage current and emerging risks.

Current risks

Current risks are risks that could impact BHP today or in the near future and comprise current operational risks (risks that have their origin inside BHP or occur as a result of our activities) and current strategic risks (risks that may enhance or impede the achievement of our strategic objectives).

Current risks include material and non-material risks (as defined by our Risk Framework). The materiality of a current risk is determined by estimating the maximum foreseeable loss (MFL) if that risk were to materialise. The MFL is the estimated impact to BHP in a worst-case scenario without regard to probability and assuming all controls, including insurance and hedging contracts, are ineffective.

For more information on our risk factors refer to **OFR 8.1**

Our focus for current risks is to prevent their occurrence or minimise their impact should they occur, but we also consider how to maximise possible benefits that might be associated with strategic risks (as described in the Risk strategy section). Current material risks are required to be evaluated once a year at a minimum to determine whether our exposure to the risk is within our target range.

Emerging risks

Emerging risks are newly developing or changing risks that are highly uncertain and difficult to quantify. They are generally driven by external influences and often cannot be prevented by BHP.

BHP maintains a 'watch list' of emerging themes and monitors associated signals to interpret external events and trends, providing an evolving view of the changing external environment and how it might impact our business. We use the watch list and signal monitoring to support the identification and management of emerging risks, as well as to inform and test our corporate strategy.

Once identified, our focus for emerging risks is on structured monitoring of the external environment, advocacy efforts to reduce the likelihood of the threats manifesting and identifying options to increase our resilience to these threats.

Risk intelligence

The Risk team provides the RAC, Sustainability Committee and senior management with insights on risk management across BHP. Risk reports may include trends, aggregate exposure and performance for our most significant risks, updates on the Risk Framework and risk management priorities, an overview of (and material changes in) BHP's material risk profile and updates on emerging risk themes and signals.

We maintain a risk insights dashboard designed to provide current, data-driven and actionable risk intelligence to our people at all levels of the business to support decision-making. This tool empowers the business to manage risks more effectively, with increased accuracy and transparency.

The Board, RAC and Sustainability Committee also receive other reports to support the Board to review and monitor the effectiveness of BHP's systems of financial and non-financial risk management. Examples of these include internal audit reports, ethics and investigations reports, compliance reports and the Chief Executive Officer's report.

For more information on our risk factors refer to **OFR 8.1**

8.1 Risk factors

Our risk factors are described below and may occur as a result of our activities globally, including in connection with our operated and non-operated assets, third parties engaged by BHP or through our value chain. These risks, individually or collectively, could threaten our strategy, business model, future performance, solvency or liquidity and reputation. They could also materially and adversely affect the health and safety of our people or members of the public, the environment, the communities where we or our third-party partners and providers operate, or the interests of our partners and stakeholders, which could in each case lead to litigation, regulatory investigations or enforcement actions (including class actions or actions arising from contractual, legacy or other liabilities associated with divested assets), or a loss of partner, stakeholder and/or investor confidence. References to 'financial performance' include our financial condition and liquidity, including due to decreased profitability or increased operating costs, capital spend, remediation costs or contingent liabilities. BHP may also be exposed to risks that we currently believe to be immaterial that may materially affect our business if they occur.

Each risk factor may present opportunities as well as threats. We take certain risks for strategic reward in the pursuit of our strategy and purpose, including to grow our asset portfolio and develop the right capabilities for the future of our business. Some of the potential threats and opportunities associated with each of our risk factors are described below, along with the key controls to manage them. These controls are not exhaustive and many Group-wide controls (such as *Our Code of Conduct*, Risk Framework, mandatory minimum performance requirements for risk management, health, safety and other matters, dedicated non-operated joint venture teams and our Contractor Management Framework) help to support effective and efficient management of all risks in line with our risk appetite. While we implement preventative and/or mitigating controls designed to reduce the likelihood of a threat from occurring and minimise the impacts if it does, these may not always be effective.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 75

Risk factor: Operational events

Risks associated with operational events in connection with our activities globally, resulting in significant adverse impacts on our people, communities, the environment or our business.

Why is this important to BHP?

We engage in activities that have previously caused and have the potential to further cause harm to our people and assets, communities, other stakeholders and/or the environment, including serious injuries, illness and fatalities, loss of infrastructure, amenities and livelihood, and damage to sites of cultural significance. An operational event at our operated or non-operated assets or through our value chain could also cause damage or disruptions to our assets and operations, impact our financial performance, result in litigation or class actions and cause long-term damage to our licence to operate and reputation. Potential physical climate-related impacts could increase the likelihood and/or severity of risks associated with operational events. Impacts of operational events may also be amplified if one event triggers another (for example, a geotechnical instability event that causes a failure in a nearby tailings storage facility) or if we fail to respond to any events in a way that is consistent with our corporate values and partner and stakeholder expectations.

Examples of potential threats

- Air, land (road and rail) and marine transportation events (such as aircraft crashes or vessel collisions, groundings or hydrocarbon release) that occur while transporting people, supplies or products, including to or from exploration, operation or customer locations. These locations may be in or require travel through areas of cultural significance or remote and environmentally sensitive areas, including in Australia, South America, Asia, the United States, Canada and Sweden.
- Failure of a water or tailings storage facility, such as the tragic failure of the Fundão dam at Samarco in 2015 or a failure at one of our other facilities in Australia, Chile, Peru, the United States, Canada or Brazil.
- Unplanned fire events or explosions (on the surface or underground).
- Geotechnical instability events (such as failure of underground excavations, which may be subject to greater risk than surface mines, unexpected large wall instabilities in our open-pit mines, or potential interaction between our mining activities and community infrastructure or natural systems), including at our mines in Australia, Chile, Peru, the United States, Canada or Brazil.
- Critical infrastructure, equipment, or hazardous materials containment failures, other occupational or process safety events or workplace exposures.
- Operational events experienced by third parties, which may also result in unavailability of shared critical infrastructure (such as railway lines or ports) or transportation routes (such as the Port Hedland channel in Western Australia).
- An operational event that may adversely affect our people and assets, communities, other stakeholders and/or the environment, including serious injuries, illness and fatalities, loss of infrastructure and damage to sites of cultural significance.
- Our operations, workforce, communities, supply chains, customers and third-party partners and providers may be increasingly exposed to changes in the frequency, intensity and/or duration of intense storms, drought, flooding, wildfire and other extreme weather or weather-related events and patterns (such as extreme heat).

Examples of potential opportunities

- Our commitment to our communities, the environment and the safety and wellbeing of our people may increase operational resilience as well as partner and stakeholder confidence, enhancing our ability to attract and retain talent and access (or lower the cost of) capital.
- Collaborating with industry peers and relevant organisations on minimum standards (such as the internationally recognised Flight Safety Foundation's Basic Aviation Risk Standard, Global Industry Standard on Tailings Management, Large Open Pit Project guidelines on open-pit mining design and management, and the Cave Mining 2040 Consortium on deep mining design and management) supports improvements to wider industry management of operational risks and may also identify opportunities to improve our own practices.

Key management actions

- Planning, designing, constructing, operating, maintaining and monitoring surface and underground mines, water and tailings storage facilities, and other infrastructure and equipment in a manner designed to maintain structural integrity, prevent incidents and protect our people, assets, communities, the environment and other stakeholders.
- Specifying minimum requirements and technical specifications, such as for transportation (including high-occupancy vehicles, fixed and rotary wing aircraft and their operators) and geotechnical (including characterisation, design, ground control and monitoring), and focusing on compliance with operating specifications, industry codes and other relevant standards, including BHP's mandatory minimum performance requirements.
- Continuing to focus on improving our management of safety risks, including through investigation and response to the recent fatal incidents across our operations, and through programs such as the Fatality Elimination and Field Leadership Programs.
- Defining key governance roles, such as a dam owner (an internal BHP individual who is accountable for maintaining effective governance and integrity of each tailings storage facility) and providing training and qualifications for our people.
- Inspections, technical reviews, audits and other assurance activities, such as independent dam safety reviews and geotechnical review boards.
- Maintaining evacuation routes, supporting equipment, crisis and emergency response plans and business continuity plans.
- Incorporating future climate projections into risks associated with operational events through ongoing assessment of physical climate-related risks.

FY2024 insights

Our exposure to risks associated with operational events remained broadly stable in FY2024. BHP achieved conformance to the Global Industry Standard on Tailings Management for 'Very High' and 'Extreme' rated facilities in H1 FY2024, supporting our continued focus to further improve the safety and integrity of all facilities across our operated and closed assets.

For more information refer to
OFR 6.1 – Safety
OFR 6.4 – Material topics for sustainability reporting
OFR 6.6 – People
OFR 6.7 – Health
OFR 6.9 – Climate change
OFR 6.10 – Environment and nature
OFR 6.11 – Community
OFR 6.12 – Indigenous peoples
OFR 7 – Samarco

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8 How we manage risk continued

Risk factor: Significant social or environmental impacts

Risks associated with significant impacts of our operations on and contributions to communities and environments throughout the life cycle of our assets and across our value chain.

Why is this important to BHP?

The long-term viability of our business is closely connected to the wellbeing of the communities and environments where we have a presence and our business is subject to increasing, complex and changing regulatory and stakeholder expectations. At any stage of the asset life cycle, our activities and operations may have or be perceived to have significant adverse impacts on communities and environments. In these circumstances, we may fail to meet the evolving expectations of our partners and stakeholders (including investors, governments, employees, suppliers, customers and Indigenous peoples and other community members) whose support is needed to realise our strategy and purpose. This could lead to loss of partner or stakeholder support or regulatory approvals, increased taxes and regulation, enforcement action, litigation (including class actions), or otherwise impact our licence to operate and adversely affect our reputation, ability to attract and retain talent, ability to access capital, operational continuity and financial performance.

Examples of potential threats

- Engaging in or being associated with activities (including through non-operated joint ventures and our value chain) that have or are perceived to have individual or cumulative adverse impacts on nature (including biodiversity, land, waters and air), climate change, supply chain or responsible sourcing requirements, human rights or Indigenous peoples' rights or cultural heritage.
- Failing to meet evolving partner or stakeholder expectations in connection with our alignment with global frameworks and societal goals, our strategic decisions, legal and regulatory obligations, acceptability of mining activities, relationships with Indigenous peoples, community wellbeing and the way we invest in communities or our approach to nature (including biodiversity, land, waters and air), climate change, supply chain or responsible sourcing requirements, human rights, Indigenous peoples' rights or cultural heritage priorities.
- Political, regulatory and judicial developments (such as legislation to enact policy positions on climate change, nature-related risk or human rights) could increase uncertainty in relation to our operating environment, and/or require us to adjust our business plans or strategy. For example, changes to regulations may require us to modify mine plans, limit our access to reserves and resources, alter the timing or increase costs associated with exploration and development of and production from, or closure and rehabilitation of, our assets, increase sourcing costs or expose BHP to unanticipated environmental or other legacy liabilities.
- Failing to adequately identify or to appropriately manage physical climate-related risks and/or nature-related risks to biodiversity and ecosystems. For example, loss of important biodiversity and/or ecosystems as a result of operational activities (e.g. unauthorised clearing of vegetation) could result in land access restrictions, a decrease in demand for our products or limit our access to new opportunities.

Examples of potential opportunities

- Our support for responsible stewardship of natural resources may enhance the resilience of the environments and communities where we operate to threats (including potential physical climate-related impacts and nature loss).
- Strong social performance, including sustainable mining and a focus on the wellbeing of communities, could generate competitive advantage in the jurisdictions where we operate.
- Our global social value framework and projects funded through social investment may improve partner and stakeholder relations, enhance community trust and increase investor confidence and demand for our commodities.
- Greater clarity, transparency and standards associated with regulatory regimes that support and protect communities and the environment may increase requirements across our sector, generating competitive advantage for companies that have already invested in social and environmental performance.

Key management actions

- The *Community Global Standard, the Environment Global Standard, the Climate Change Global Standard* and our mandatory minimum performance requirements for water, closure and legacy management, and social value and sustainability are designed to set out our targets, goals, commitments and/or approach to these matters, strengthening our social, human rights and environmental performance.
- Engaging in regular, open and transparent dialogue with partners and stakeholders to better understand their expectations, concerns and interests, undertaking research to better understand partner and stakeholder perceptions, and taking those considerations into account in planning and execution activities.
- Continuing to operationalise our Indigenous Peoples Policy Statement, including by introducing procedures for projects and assets to identify and assess potential adverse impacts to Indigenous peoples, and to engage and consult with them to better understand how we can avoid, mitigate and/or substantially address any adverse impacts.
- Building social value into our decision-making process, along with financial considerations, including through our social value framework and 2030 goals.
- Building partner and stakeholder trust and contributing to environmental and community resilience, including through collaborating on shared challenges (such as climate change and nature), enhanced external reporting of our operated assets' potential impacts on nature, and maximising the value of social investments (including contributing to climate-related initiatives) through our social investment strategy.
- Conducting regular research and impact assessments for operated assets to better understand the social, environmental, human rights and economic context. This supports us to identify and analyse potential partner, stakeholder, community and human rights impacts, including modern slavery risks and emerging issues. We also complete risk-based due diligence screening on suppliers through our Ethical Supply Chain and Transparency program.
- Integrating closure into our planning, decision-making and other activities through the life cycle of our operated assets, as set out in our mandatory minimum performance requirements for closure and legacy management.

FY2024 insights

Our exposure to risks with potentially significant social or environmental impacts steadily increased in FY2024 due to greater external stakeholder expectations for corporate social and environmental performance, including aspects of climate change and nature. The intersections between climate change, nature, Indigenous peoples and human rights are becoming more widely understood by civil society, contributing to an evolving and increasingly complex risk landscape. To support effective management of these risks, we continue to monitor and seek to better understand the intersecting risk landscape and integrate controls into our management systems.

For more information refer to
OFR 6.5 – 2030 goals
OFR 6.6 – People
OFR 6.9 – Climate change
OFR 6.10 – Environment and nature
OFR 6.11 – Community
OFR 6.12 – Indigenous peoples

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Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 77

Risk factor: Optimising growth and portfolio returns

Risks associated with our ability to position our asset portfolio to generate returns and value for shareholders, including through acquisitions, mergers and divestments.

Why is this important to BHP?

We make decisions and take actions in pursuit of our strategy to optimise our asset portfolio and to secure and create growth options in future-facing commodities (such as copper, nickel and potash). These may include active portfolio changes such as the recent sale of the Daunia and Blackwater mines in Queensland, the acquisition of OZ Minerals and, if completed, the proposed acquisition of Filo Corp and agreement to form a joint venture with Lundin Mining. These may also include supporting innovative early-stage mineral exploration companies (including for example through our accelerator program, BHP Xplor), and maturing and developing organic growth options across our existing portfolio. A strategy that does not support BHP's objectives and/or ill-timed execution of our strategy, or other circumstances, may lead to a loss of value that impacts our ability to deliver returns to shareholders and fund our investment and growth opportunities. It may also result in our asset portfolio being less resilient to climate-related risks or movements in commodity prices, or inflationary pressures and other macroeconomic factors. In the short term, adverse movements in commodity prices may reduce our cash flow, ability to access capital or pay dividends. A failure to optimise our asset portfolio for structural movements in commodity prices (including those arising from climate-related risks) over the long term may result in asset impairments and could adversely affect the results of our operations, financial performance and returns to investors.

Examples of potential threats

- Commodity prices have historically been and may continue to be subject to significant volatility, including due to global economic and geopolitical factors, industrial activity, commodity supply (including the development of new resources and supply chain disruptions) and demand (including inventory levels), technological change, product substitution, tariffs, interest rate movements and exchange rate fluctuations. Our usual policy and practice is to sell our products at prevailing market prices and, as such, movements in commodity prices may affect our financial performance. Long-term price volatility, sustained low prices or increases in costs may adversely impact our financial performance as we do not generally have the ability to offset costs through price increases.
- Failure to optimise our portfolio through effective and efficient acquisitions, exploration, large project delivery, mergers, divestments or expansion of existing or acquired assets (including due to sub-optimal capital prioritisation) may adversely impact our performance and/or returns to investors.
- Failure to identify potential changes in commodity attractiveness and missed entry or commodity exit opportunities may result in decreased return on capital spend for, or overpayment to acquire or invest in, new assets or projects, stranded assets or reduced divestment proceeds.
- Failure to achieve expected commercial objectives from assets or investments, such as cost savings, increased revenues or improved operational performance (including as a result of inaccurate commodity price assumptions or resources and reserves estimates), may result in returns that are lower than anticipated and loss of value. This could be exacerbated by impacts from factors such as climate-related risks, supply chain disruptions (for example, disruption in the energy sector impacting our end-user markets), labour shortages, inflationary pressures and unfavourable exchange rates, creating operational headwinds and challenging on-time and on-budget project delivery.
- Renegotiation or nullification of permits, inability to secure new permits or approvals, increased royalties, such as the Queensland Government's increase in coal royalty tax in June 2022, fiscal or monetary policy instability or changes may increase our costs or adversely impact our ability to achieve expected commercial objectives from assets or investments, access reserves, develop, maintain or operate our assets, enter new jurisdictions, or otherwise optimise our portfolio.
- Inability to predict long-term trends in the supply, demand and price of commodities and optimise our asset portfolio accordingly may restrict our ability to generate long-term returns from the portfolio. For example, slowing economic growth in China, political and trade tensions, market volatility or the global transition to a low-carbon economy may result in lower demand and prices for some of our products, which may in turn adversely impact our portfolio returns.
- Partnering with companies for growth may also damage our reputation and lead to increased potential for litigation if those companies or associated activities are misaligned with our values, standards or stakeholder expectations, particularly in circumstances in which we do not operate the asset or have a controlling interest in the venture.

Examples of potential opportunities

- Acquisition of new resources or acceleration of organic growth options in future-facing commodities may strengthen and diversify our portfolio and protect and grow value over the long term.
- Ability to predict long-term commodity demand, supply and price trends may lead to BHP being able to identify and acquire new future-facing commodities and assets ahead of our competitors or exit from declining commodities in a timely manner, strengthening our portfolio and leading to long-term, higher portfolio returns.
- BHP may be perceived as a welcome and valued or preferred partner for the development of new resource opportunities, enabling us to secure new assets or exploration opportunities to create long-term optionality in the portfolio.

Key management actions

- Further developing strategies, processes and frameworks to grow and protect our portfolio and to assist in delivering ongoing returns to shareholders, including:
  - our Capital Allocation Framework, corporate planning processes and investment management processes
  - annual reviews (including resilience testing) of portfolio valuations
  - our exploration, ventures (such as BHP Ventures), accelerators (such as BHP Xplor) and business development programs, which focus on replenishing our resource base and enhancing our portfolio (including creating and securing more options in future-facing commodities)
  - our long-term strategic outlook and ongoing strategic processes to assess our competitive advantage and enable the identification of threats to or opportunities for our portfolio through forecasting and scenario modelling
  - monitoring signals to interpret external events and trends, and designing commodity strategies and price protocols that are reviewed by management and the Board
  - our balance sheet and liquidity framework, which is designed to maintain a robust balance sheet with sufficient liquidity and access to diverse sources of funding, to enable us to be ready to pursue growth opportunities as and when they arise
- Pursuing a considered approach to new country entry, including further building our capability to operate in higher-risk jurisdictions, in order to support portfolio opportunities.
- Further developing BHP's social value proposition to position BHP as a preferred partner for the development of resource opportunities in line with the expectations of local communities, host governments and other global stakeholders.

FY2024 insights

Our exposure to risks associated with optimising growth and portfolio returns remained stable in FY2024 as we continued to implement a growth agenda focused on aligning the portfolio towards future-facing commodities. In particular, in FY2024 we completed the sale of the Daunia and Blackwater mines in Queensland to Whitehaven Coal, approved an investment in stage two of the Jansen potash project in Canada, and continued to pursue options to build our portfolio in future-facing commodities. We also made the decision to temporarily suspend Western Australia Nickel as a result of oversupply in the global nickel market. Forecast nickel prices for the next half of the decade have fallen sharply due to strong growth in alternative, low-cost nickel supply.

For more information refer to
OFR 3 – Positioning for growth
OFR 9 – Performance by commodity

78 BHP Annual Report 2024

8 How we manage risk continued

Risk factor: Low-carbon transition

Risks associated with the transition to a low-carbon economy.

Why is this important to BHP?

Transition risks arise from existing and emerging policy, regulatory, legal, technological, market and other societal responses to the challenges posed by climate change and the transition to a low-carbon economy. As a world-leading resources company, BHP is exposed to a range of transition risks that could affect the execution of our strategy or our operational efficiency, asset values and growth options, resulting in a material adverse impact on our financial performance, share price or reputation, including increased potential for litigation. Conversely, transition risks may also present opportunities for our diverse portfolio and through decarbonisation of our business.
The complex and pervasive nature of climate change means transition risks are interconnected with and may amplify our other risk factors. Additionally, the inherent uncertainty of potential societal responses to climate change may create a systemic risk to the global economy and our business.

Examples of potential threats

- Introduction or improvement of low-carbon technologies or changes in customer preference for products that support the transition to a low-carbon economy may decrease demand for some of our products, increase our costs or decrease the availability of key inputs to production. For example:
  - Rapid shift to alternative steelmaking technology pathways (including electric arc furnace (EAF) and direct reduced iron (DRI) steelmaking) may reduce anticipated demand for our steelmaking coal and may result in the early closure or divestment of our steelmaking coal mines.
  - Increased recovery and reuse rates of commodities may reduce demand for our products.
  - New battery technologies that use no or less nickel could enter the market and reduce demand for our nickel products.
- Adverse macroeconomic changes, such as a decline in global economic activity and/or security, could be exacerbated by the transition to a low-carbon economy and reduce anticipated demand for our future-facing commodities, such as copper and nickel.
- Perceptions of climate-related financial risk and/or social concerns around climate change may result in investors divesting our securities or changing their expectations or requirements for investment in our securities, cause financial institutions not to provide financing or other products (such as insurance cover) to BHP or to our suppliers or customers, affect our suppliers' willingness to provide goods or services, and affect our customers' wish to procure our commodities. In turn, these factors could increase our costs and adversely impact our ability to optimise our portfolio and pursue growth opportunities.
- Perceived or actual misalignment of BHP's climate actions (goals, targets and performance) with societal and investor expectations, or a failure to deliver our climate actions, may result in damage to our reputation, reduced investor confidence, climate-related litigation (including class actions) or give rise to other adverse regulatory, legal or market responses.
- Sub-optimal selection, quality, implementation or effectiveness of technology and related low-carbon supplies that are intended to contribute towards the delivery of our climate targets, goals and strategies, or unavailability of that technology and related low-carbon supplies (including due to the failure of trials of new technology, a failure of external equipment manufacturers or suppliers to deliver on schedule or competition for limited supply) could prevent, limit, delay or increase costs in achieving our plans for operational decarbonisation.
- Changes or ambiguity in laws, regulations, policies, obligations, government actions and our ability to anticipate and respond to such changes or accurately interpret the ambiguity, including GHG emission targets and schemes, restrictive licensing, carbon taxes, carbon offsetting regulations, border adjustments or the addition or removal of subsidies, may give rise to adverse regulatory, legal or market responses. For example, the implementation of regulations intended to reduce GHG emissions in the steel industry in China could adversely impact demand for our steelmaking coal or iron ore. In addition, inadequate market supply of credible carbon credits or price volatility in carbon markets could increase our operating costs or result in adverse social value or compliance implications. Inconsistent or developing regulatory regimes globally may increase the likelihood of an inadvertent failure to or inability to comply with some regulations and exacerbate the impacts of transition risks.

Examples of potential opportunities

- Our copper, nickel, iron ore, steelmaking coal and uranium provide essential building blocks for existing and new renewable energy infrastructure and alternative power generation and electric vehicles, and can play an important part in the transition to a low-carbon economy.
- Our potash fertiliser options, once operational, have the potential to promote more efficient and profitable agriculture and help alleviate the increased competition for arable land, including due to implementation of nature-based solutions to help address climate change and global population growth.
- Increased collaboration with customers, suppliers and original equipment manufacturers, such as BHP's partnerships with ArcelorMittal, BlueScope, China Baowu, HBIS Group, JFE, POSCO and Tata Steel to explore technologies to reduce GHG emissions across the steel value chain, can provide opportunities for the development of new products and markets.

Key management actions

- Establishing public positions on, and mandatory minimum performance requirements for, managing climate change risks (threats and opportunities), which are set out in our Climate Change Report 2020, our Climate Transition Action Plan 2024 and the *Environment Global Standard* and the *Climate Change Global Standard*.
- Using climate-related scenarios, as well as our planning cases and other themes and signposts (such as monitoring policy, regulatory, legal, technological, market and other societal developments) to evaluate the resilience of our portfolio, allocate capital and inform our strategy.
- Considering transition risks (including carbon prices) when making capital expenditure decisions or allocating capital through our Capital Allocation Framework, supporting the prioritisation of capital and investment approval processes.
- Seeking to mitigate our exposure to risks arising from policy and regulation in our operating jurisdictions and markets by reducing our operational GHG emissions and supporting GHG emission reductions in our value chain.
- Informing investors on progress to date and plans for achieving our operational and value chain GHG emissions goals and targets, for example, through investor briefings and publications, including our Climate Transition Action Plan 2024.
- Advocating for the introduction of an effective, internationally aligned long-term policy framework that can deliver a measured transition to a low-carbon economy.

FY2024 insights

Our exposure to transition risks increased during FY2024 due to continued societal expectations for accelerated decarbonisation by companies, significant regulatory developments across the globe (such as the enhanced Safeguard Mechanism enacted into law in Australia) and commitment by 130 countries at the 2023 United Nations Climate Change Conference to triple global renewable energy generation capacity by 2030. Many jurisdictions (including Australia) have implemented, are in the process of designing, or are considering, mandatory climate-related financial reporting regimes (including the introduction of the Climate-related financial disclosures Bill into the Australian Parliament) and – in some cases – broader sustainability reporting requirements. This includes the EU's Corporate Sustainability Reporting Directive (CSRD), and a growing number of jurisdictions have announced an intention to adopt the IFRS Sustainability Disclosure Standards developed by the International Sustainability Standards Board (ISSB). There are also increased efforts by some governments to fund expansion of renewable energy generation and technologies that help enable the energy transition, which may increase the scale and pace of the low-carbon transition, and influence the availability of lower GHG emissions technology options for BHP. These external developments present both threats and opportunities for BHP as we continue to increase our portfolio exposure to future-facing commodities.

For more information refer to
BHP Climate Change Report 2020
BHP Climate Transition Action Plan 2024
OFR 3 – Positioning for growth
OFR 6.5 – 2030 goals
OFR 6.9 – Climate change
OFR 6.10 – Environment and nature
bhp.com/sustainability/climate-change

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 79

Risk factor: Accessing key markets

Risks associated with market concentration and our ability to sell and deliver products into existing and future key markets, impacting our economic efficiency.

Why is this important to BHP?

We rely on the sale and delivery of the commodities we produce to customers around the world. Changes to laws, international trade arrangements, contractual terms or other requirements and/or geopolitical developments could result in physical, logistical or other disruptions to our operations in or the sale or delivery of our commodities to key markets. These disruptions could affect sales volumes or prices obtained for our products, adversely impacting our financial performance, results of operations and growth prospects.

Examples of potential threats

- Government actions, including economic sanctions, tariffs or other trade restrictions, imposed by or on countries where we operate or into which we sell or deliver our products may prevent BHP from selling or make it more difficult for BHP to sell in key markets.
- Physical disruptions to the delivery of our products to customers in key markets, including due to the disruption of shipping routes, closure or blockage of ports or land logistics (road or rail), armed conflict or criminality and organised crime. In some cases, physical disruptions may be driven or intensified by weather and climate variability, including as potentially exacerbated or affected by climate change. Our operations are located in remote and environmentally sensitive areas, which may be particularly exposed to climate-related disruptions.
- Legal or regulatory changes (such as new or increased royalties or taxes; government-mandated price caps; port, export or import restrictions or customs requirements; shipping/maritime regulatory changes; restrictions on movements or imposition of quarantines; or changing environmental restrictions or regulations, including measures with respect to carbon-intensive industries or imports) and commercial changes (such as changes to the standards, preferences and requirements of customers) may adversely impact our ability to sell, deliver or realise full market value for our products.
- Failure to maintain strong relationships with customers or changes to customer demands for our products may reduce our market share or adversely impact our financial performance.
- Increasing geopolitical tensions (including the Russia-Ukraine and Middle Eastern conflicts) may adversely affect our strategic and business planning decisions and/or increase the time it takes us to manage our access to key markets, particularly if we fail to detect or anticipate deviations in the geopolitical environment in a timely manner.

Examples of potential opportunities

- Monitoring macroeconomic, societal, geopolitical and policy developments and trends may reveal new markets or commodities, identify opportunities to strengthen secondary markets for existing products or identify a potential competitive advantage or price premium for existing products.
- Developing strategic partnerships and strong, mutually beneficial relationships with our customers may enable us to create value.
- Building a deep understanding of geopolitical threats and opportunities and their potential impacts on global trade flows and our business could enhance our strategy, business planning and response, providing a potential future competitive advantage.
- Identifying the potential for weather and climate variability, including as potentially exacerbated or affected by climate change, to disrupt delivery of products and implementing management measures, may increase the resilience of our operations and value chain.
- Monitoring signals and building relationships with and understanding the perspectives of influential partners and stakeholders may improve our ability to understand and provide input to policy development, and to respond to and manage any impacts from policy changes (such as trade policies).

Key management actions

- Monitoring and assessing our ability to access key markets, and maintaining sales plans, product placement and business resilience strategies and relationships with relevant partners and stakeholders.
- Maintaining response plans for various scenarios (including physical disruptions of logistics) to mitigate disruptions to our ability to access key markets.
- Monitoring geopolitical and macroeconomic developments and trends, including through signal monitoring and our enterprise-level watch list of emerging themes, to provide an early indication of events that could impact our ability to access or offer opportunities in relation to key markets.
- Identifying weather and/or climate-related vulnerabilities and implementing controls to mitigate disruptions to our ability to physically access key markets.
- Diversifying our asset and commodity portfolio, such as our ongoing investment in potash through the Jansen potash project, to reduce exposure to market concentration risks.

FY2024 insights

Exposure to risks associated with access to key markets remained broadly stable in FY2024. We continue to observe global armed conflict, political tensions, ineffective law enforcement and governance, resource and economic nationalism, social instability, and environmental deterioration. Although we have limited influence over changes in our external environment, we continue to focus on management of these risks, including through diversifying our portfolio to reduce exposure to market concentration risk.

80 BHP Annual Report 2024

8 How we manage risk continued

Risk factor: Adopting technologies and maintaining digital security

Risks associated with adopting and implementing new technologies, and maintaining the effectiveness of our existing digital landscape (including cyber defences) across our value chain.

Why is this important to BHP?

Our business and operational processes are increasingly dependent on the effective application and adoption of technology, which we use as a lever to deliver on our current and future operational, financial and social objectives. This exposes BHP to risks originating from adopting or implementing new technologies, or failing to take appropriate action to position BHP for the digital future, which may impact the capabilities we require, the effectiveness and efficiency of our operations and our ability to compete effectively. New technology adopted in our business may not perform as anticipated and may result in unintended impacts on our operations. We may also fail to maintain the effectiveness of our existing and future digital landscape, including cyber defences, exposing us to technology availability, reliability and cybersecurity risks. These could lead to operational events, commercial disruption (such as an inability to process or ship our products), corruption or loss of system data, misappropriation or loss of funds, unintended loss or disclosure of commercial or personal information, enforcement action or litigation, which could also impact the environment and partners, suppliers and stakeholders across our value chain. Additionally, an inability to adequately maintain existing technology or implement critical new technology, or any sustained disruption to our existing technology may adversely affect our licence to operate, reputation, results of operations and financial performance.

Examples of potential threats

- Cybersecurity events or attacks on our information or operational technology systems, including on third-party partners and providers (such as our cloud service providers), may result in a failure of business-critical technology systems at one or more of our assets, which may reduce operational productivity, result in environmental damage, fines, penalties, litigation, regulatory or governmental investigations, workforce disruption, prolonged negative media attention and/or adversely impact safety and financial performance. We have experienced cybersecurity threats in the past and may experience them in the future and, as our dependence on information systems, including those of our third-party partners and providers, grows, we may become more vulnerable to an increasing threat of continually evolving cybersecurity risks.
- Failure to invest in appropriate technologies or to keep pace with advancements in technology that support the pursuit of our objectives may adversely impact the effectiveness or efficiency of our business and erode our competitive advantage. For example, a failure to implement appropriate technologies that support our assets to produce higher-grade commodities or less waste from existing resources (such as ongoing initiatives to incorporate new technologies and data analytics to leaching processes) could limit our ability to sell our commodities or reduce costs.
- Failure to identify, access and secure necessary infrastructure and key inputs (including electricity, internet bandwidth, data, software, licences or other rights in intellectual property, hardware and talent) to support new technology innovations and advanced technologies may adversely affect our ability to adopt, operate or retain access to those technologies. This includes Artificial Intelligence (AI) and machine learning, process automation, robotics, data analytics, cloud computing, smart devices and remote working solutions. For example, adopting new technology to reduce GHG emissions using alternative energy sources may require new infrastructure, while effective implementation of new digital technologies (such as machine learning) may be heavily dependent on access to data. In addition, the use of AI and machine learning may increase our exposure to cybersecurity risks and additional risks relating to the protection of data, including increased exposure of confidential or otherwise protected information to unauthorised recipients, which could result in liability under or termination of our contracts with third parties, misuse of our intellectual property or other unintended consequences.
- Failure to adopt or successfully integrate new technology, technology enhancements or technology acquired through inorganic growth (such as through acquisition of a company with different types and standards of securities, technologies and systems) may result in impacts to our business and operations. This could lead to operational stoppage events, commercial disruption (such as an inability to pay or accept payment), inability to disclose accurately or an inability to adequately maintain existing technology.
- Failure or outage of our information or operational technology systems.

Examples of potential opportunities

- Applying digital solutions across our operations may unlock greater productivity and safety performance. For example, using predictive analytics to enable operations to identify asset condition and efficiencies may improve safety, production and equipment availability, and reduce maintenance and other costs.
- Technology solutions to reduce GHG emissions may support BHP, our suppliers and customers in achieving climate action targets and goals. For example, BHP signed an agreement in December 2023 with HBIS Group trialling alternative steelmaking technology pathways including direct reduced iron production designed to lower blast furnace carbon emissions, with the aim of supporting the global energy transition.
- Developing AI in a safe and responsible manner in exploration, mine planning, remote operation and advanced robotic technologies may identify or provide access to previously unknown or inaccessible deposits and development of end-to-end autonomous mining systems.
- Using digital simulations and predictive trend modelling may enable us to optimise the deployment of new technologies, such as automation and electrification, support early identification of process variances and faults, and support the marketing of our products to customers.

Key management actions

- Employing a number of measures designed to protect against, detect and respond to cyber threats, events or attacks, including BHP's mandatory minimum performance requirements for technology and cybersecurity, cybersecurity performance requirements for suppliers, cybersecurity resilience programs, an enterprise security framework and cybersecurity standards, cybersecurity risk and control guidance, security awareness programs and training to build capability, security assessments and continuous monitoring, restricted physical access to hardware and crisis management plans.
- Managing localised or project-specific exposure to technology and cyber risks at the asset, function or project level, including risks associated with business-critical technology systems. Enterprise-level risks that are specific to technology, such as those that pose a greater threat to our wider business and strategic opportunities, are generally managed by our global Technology team and other relevant stakeholders to support delivery of our technology strategy.
- Maturing a Data Strategy to improve data quality and management of critical data that enhances our adoption of digital technologies.
- Monitoring regulatory changes and collaborating with industry stakeholders, research partners and policymakers to design company guidelines (such as our AI Strategy and Framework, and Responsible AI principles) and to develop, implement and maintain technological solutions with appropriate guardrails and controls in place that support compliance with an evolving regulatory environment and meet societal expectations.

FY2024 insights

Our exposure increased in FY2024 due to elevated external cybersecurity threat conditions with high-profile cyber incidents experienced by other businesses across Australia and abroad. We continue to monitor and manage the increasing exposure, including through leveraging next generation technologies.
Our focus is on strengthening the management of cybersecurity risk and controls across BHP, as well as monitoring third-party events (including in relation to our third-party partners and providers) that may impact our business.

For more information refer to
OFR 2 – What differentiates us
OFR 6.9 – Climate change

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 81

Risk factor: Ethical misconduct

Risks associated with actual or alleged deviation from societal or business expectations of ethical behaviour (including breaches of laws or regulations) and wider or cumulative organisational cultural failings, resulting in significant reputational impacts.

Why is this important to BHP?

Actual or alleged conduct of BHP or our people or third-party partners and providers that deviates from the standard of ethical behaviour required or expected of us could result in reputational damage or a breach of law or regulations. Such conduct includes fraud, corruption, anti-competitive behaviour, money laundering, breaching trade or financial sanctions, market manipulation, privacy breaches, ethical misconduct, failure to comply with regulatory requirements and wider organisational cultural failings. A failure to act ethically or legally may result in negative publicity, investigations, public inquiries, regulatory enforcement action, litigation or other civil or criminal proceedings, other forms of compensation or remediation, or increased regulation. It could also threaten the validity of our tenements or permits, or adversely impact our reputation, results of operations, financial performance or share price. Impacts may be amplified if our senior leaders fail to uphold BHP's values or address actual or alleged misconduct in a way that is consistent with societal, partner and stakeholder expectations. Our workplace culture may also be eroded, adversely affecting our ability to attract and retain talent. Risks and impacts are also heightened by the complex and continuously evolving legal and regulatory frameworks that apply to the jurisdictions where we operate and potentially conflicting obligations under different national laws.

Examples of potential threats

- Failing to prevent breaches of international standards, laws, regulations or other legal, regulatory, ethical, environmental, governance or compliance obligations, such as external misstatements, inaccurate financial or operational reporting or a breach of our continuous disclosure obligations.
- Corruption (for example, in connection with the acquisition of early-stage options in a country with weaker governance standards), market misconduct or anti-competitive behaviour, including in relation to our joint venture operations.
- Failing to comply with trade or financial sanctions (which are complex and subject to rapid change and may potentially result in conflicting obligations), health, safety and environmental laws and regulations, native title and other land rights or tax or royalty obligations.
- Failing to protect our people from harm (including to mental and physical health) due to misconduct that takes place in connection with their work, such as discrimination or sexual harassment.
- Failing to uphold BHP's values or address actual or alleged misconduct may adversely impact workplace culture and may expose BHP to regulatory action or litigation, adversely impacting our reputation and ability to attract and retain talent.

Examples of potential opportunities

- Our capability to manage ethical misconduct risks may expand portfolio growth options by providing greater assurance that we can operate legally and ethically in high-risk jurisdictions.
- Managing ethical misconduct risks in line with societal, partner and stakeholder expectations may distinguish BHP from competitors and enhance our ability to raise capital, attract and retain talent, engage with governments and communities in new jurisdictions, obtain permits, partner with external organisations or suppliers, or market our products to customers.
- Playing a leading role in the management of ethical misconduct risks, such as sexual harassment risks, may help BHP to increase ethical and behavioural standards across the resources industry.

Key management actions

- Setting the 'tone from the top' through *Our Charter*, which is central to our business and describes our purpose, values and how we measure success.
- Implementing internal policies, standards, systems and processes for governance and compliance to support an appropriate culture and prioritise respectful behaviours at BHP, including:
  - *Our Code of Conduct (Our Code)* and BHP's mandatory minimum performance requirements for business conduct, market disclosure and other matters
  - training on *Our Code* and in relation to anti-corruption, market conduct, trade sanctions, data privacy and competition laws
  - ring fencing protocols to separate potentially competing businesses within BHP
  - governance and compliance processes, including procurement and other internal controls, and tailored monitoring of control effectiveness
  - oversight and engagement with high-risk areas by our Ethics and Investigations, Compliance and Internal Audit teams, and the Risk and Audit Committee
  - review and endorsement by our Compliance team of the highest-risk transactions, such as gifts and hospitality, engagement of third parties, community donations and sponsorships above defined thresholds
  - automated counterparty and transaction screening against lists of entities subject to trade sanctions
  - our reporting channels for raising misconduct concerns (comprising an online portal and confidential 24-hour multilingual call service), supported by an ethics and investigations framework and central investigations team
  - campaigns and sessions held globally by our leaders to set expectations around racism, sexual harassment and other disrespectful behaviours, including our 'Active Bystander' training that is designed to empower everyone across BHP to call out disrespectful and harmful behaviours
- Continuing to enforce *Our Code* via appropriate investigations and responses, including disciplinary action, in addition to deployment of appropriate controls to prevent harm (including to mental and physical health).
- Requiring anti-corruption and human rights risks to be considered as part of our new country entry approval process.

FY2024 insights

Our exposure to ethical misconduct risks increased in FY2024 due to heightened trade sanctions risks, including an increase in the volume and complexity of trade sanctions measures globally. Our Compliance team continues to focus on control enhancements to manage evolving threats (such as trade sanctions) and strengthen key anti-corruption and other compliance controls across the Group, including in relation to the integration of OZ Minerals. With BHP's continued focus on portfolio growth, there is a potential for further increases in exposure to anti-corruption and other ethical misconduct risks in higher-risk jurisdictions.

For more information refer to
Our Charter and Our Code of Conduct
OFR 6.6 – People
OFR 6.8 – Ethics and business conduct
OFR 6.11 – Community
OFR 6.12 – Indigenous peoples
Corporate Governance Statement

82 BHP Annual Report 2024

8 How we manage risk continued

Risk factor: Inadequate business resilience

Risks associated with unanticipated or unforeseeable adverse events and a failure of planning and preparedness to respond to, manage and recover from adverse events (including potential physical climate-related impacts).

Why is this important to BHP?

In addition to the threats described in our other risk factors, our business could experience unanticipated, unforeseeable or other adverse events (internal or external) that could harm our people, disrupt our operations or value chain or damage our assets or corporate offices, including our non-operated assets in which BHP has a non-controlling interest. A failure to identify or understand exposure, adequately prepare for these events (including maintaining business continuity plans) or build wider organisational resilience may inhibit our (or our third-party partners and providers') ability to respond and recover in an effective and efficient manner. This includes a failure to build resilience to physical climate-related risks. Material adverse impacts on our business include reduced ability to access resources, markets and the operational or other inputs required by our business, reduced production or sales of or demand for, our commodities, or increased regulation, which could adversely impact our financial performance, share price or reputation and could lead to litigation (including class actions).

Examples of potential threats

- Geopolitical, global economic, regional or local developments or adverse events, such as social unrest, strikes, work stoppages, labour disruptions, social activism, terrorism, bomb threats, economic slowdown, acts of war or other significant disruptions in areas where we operate or have interests.
- Extreme weather and climate-related events, such as heatwaves, extreme precipitation and flooding, hurricanes, cyclones and fires. For example, production at our steelmaking coal asset, BMA, was partly impacted in H1 FY2024 due to depleted inventory positions that arose from extended weather impacts on the east coast of Australia.
- Other natural events, including earthquakes, tsunamis, wildfires, solar flares and pandemics.
- Potential physical climate-related impacts, such as acute risks that are event driven (including increased frequency and severity of extreme weather events) and chronic risks resulting from longer-term changes in climate patterns. Climate hazards may include changes in precipitation patterns, water shortages, rising sea levels, increased storm intensity, prolonged extreme temperatures and increased drought, fire and flooding.
- Failure by suppliers, contractors or joint venture partners to perform existing contracts or obligations (including due to insolvency), such as construction of large projects or supply of key inputs to our business (for example, consumables for our mining equipment).
- Failure of our risk management or other processes (including controls) to prepare for or manage any of the risks discussed in this Risk factors section may inhibit our (or our third-party partners and providers') ability to manage any resulting adverse events and may disrupt our operations or adversely impact our financial performance or reputation. This includes unknown pre-existing failures in organisations, businesses or assets that we acquire through non-organic growth, as well as any failures that occur during their integration to our business (for example, due to different standards or systems).

Examples of potential opportunities

- Risk identification and management supports proactive, focused and prioritised deployment of resources to reduce exposure to adverse events. It may be used to inform priorities and strategies across BHP, supporting a proportionate and cost-effective response, which could provide a competitive advantage at a regional or global level.
- Building wider organisational resilience may enable us to maintain dividends to shareholders amid adverse external events and make growth-generating, counter-cyclical investments, as well as to help us mitigate the impacts of unforeseeable adverse events.
- Adaptation to climate change across our operations and in our value chain could enhance the safety, productivity and climate resilience of our operated assets, position BHP as a supplier of choice and enhance our ability to consistently grow value. Support for climate-vulnerable communities and ecosystems may also improve our social value proposition.

Key management actions

- Implementing Group-wide controls to enhance business resilience, including BHP's mandatory minimum performance requirements for security, crisis and emergency management and business continuity plans, and seeking to maintain an investment grade credit rating.
- Monitoring our current state of readiness (preparedness, redundancy and resilience), including through scenario analysis and business resilience exercises, supporting organisational capability in our operations, functions and senior management to effectively and efficiently respond to and recover from adverse events should they materialise.
- Monitoring the external environment, including political and economic factors, through signal monitoring, our geopolitical monitoring and public policy frameworks and our enterprise-level watch list of emerging themes, to support early identification of policy changes or adverse events for which we may need to increase preparedness.
- Identifying security threats that could directly or indirectly impact our operations and people in countries of interest to BHP.
- Further developing and implementing our adaptation strategy with respect to physical climate-related risks, including requiring operated assets and functions to identify and progressively assess physical climate-related risks (including to our value chain) and seeking to build climate change adaptation into their plans, activities and investments.
- Maintaining quality, centralised climate data covering each of our operating locations so that our people have access to appropriate data to support climate studies that can be used to inform investment decisions around enhancing our operational resilience.

FY2024 insights

Our exposure to risks associated with inadequate business resilience increased in FY2024. The United Nations Framework Convention on Climate Change Secretariat's NDC Synthesis Report (released in November 2023) noted national climate action plans remain insufficient to limit global temperature rises to 1.5°C and, according to the World Meteorological Organisation, CY2023 was the warmest year on record with further natural disasters and prolonged weather events experienced across the globe. Additionally, a global rise in conflict, instability and criminality in CY2023 created new security challenges. Our Security team continues to monitor the evolving external security environment to better understand how it can impact BHP and our industry and how we can manage associated exposure.

For more information refer to
BHP Climate Change Report 2020
BHP Climate Transition Action Plan 2024
OFR 6.1 – Safety
OFR 6.7 – Health
OFR 6.9 – Climate change
OFR 6.10 – Environment and nature

bhp.com/sustainability

Contents | Overview | Operating and Financial Review | Governance | Financial Statements | Additional Information | 83

9 Performance by commodity

Management believes the following information presented by commodity provides a meaningful indication of the underlying financial and operating performance of the assets, including equity accounted investments, of each reportable segment. Information relating to assets that are accounted for as equity accounted investments is shown to reflect BHP's share, unless otherwise noted, to provide insight into the drivers of these assets.

For more information as to the statutory determination of our reportable segments refer to **Financial Statements note 1 'Segment reporting'**

Unit costs is one of our non-IFRS financial measures used to monitor the performance of our individual assets and is included in the analysis of each reportable segment.

For the definition and method of calculation of our non-IFRS financial measures, including Underlying EBITDA and Unit costs, refer to **OFR 10**

9.1 Copper

Detailed below is financial and operating information for our Copper assets comparing FY2024 to FY2023.

Year ended 30 June US$M	2024	2023
Revenue	18,566	16,027
Underlying EBITDA	8,564	6,653
Net operating assets	36,368	34,229
Capital expenditure	3,711	2,698
Underlying ROCE	13%	12%
Total copper production (kt)	1,865	1,717
Average realised prices		
Copper (US$/lb)	3.98	3.65
Unit Costs		
Escondida (US$/lb)	1.45	1.40
Spence (US$/lb)	2.13	2.11
Copper South Australia (US$/lb)[1]	1.37	–

1. FY2023 comparative is not disclosed as Copper South Australia includes Olympic Dam as well as Prominent Hill and Carrapateena which were acquired on 2 May 2023 as part of the acquisition of OZL which only contributed to the performance of the business from the date of acquisition.

Key drivers of Copper's financial results

Price overview

Copper prices rose in H2 FY2024, with the LME official cash settlement price hitting a new record high in May on bullish investor sentiment, fuelled by expectations of lower interest rates in the United States, possible copper smelter cuts in China and the LME banning the delivery of Russian metal. However, copper prices then moderated by the end of FY2024 reflecting underlying near-term fundamentals with weak Chinese demand and rising stocks. In the near term, slowing demand growth in China due to continued weakness in the real estate sector is expected to be partially offset by more positive trends in power grid spending and consumer durable goods. We anticipate Europe will be slower to recover from weakness in manufacturing, while the United States will continue to improve more swiftly due to a more resilient underlying economy. We now expect CY2024 to be in marginal surplus, a reflection of softer demand expectations for China and higher supply. In the medium to longer term, traditional demand (such as home building, electrical equipment and household appliances) is expected to remain solid and demand from emerging sectors, such as artificial intelligence and data centres, should add to this. The decarbonisation megatrend is also expected to bolster demand. We anticipate that the cost curve required to meet that demand is likely to steepen as challenges to the development of new resources progressively increase. This implies that should deficits occur in this phase, as we expected they will, fly-up pricing may well occur and in turn this could spur inducement of new, higher cost supply in the long term.

Production

Total Copper production for FY2024 increased by 9 per cent to 1,865 kt.

Escondida copper production increased by 7 per cent to 1,125 kt primarily due to higher concentrator feed grade of 0.88 per cent, compared to 0.82 per cent in FY2023. The positive impact of the higher grade was partially offset by planned lower cathode production as a result of prioritising concentrator throughput in prior years.

Pampa Norte copper production decreased by 8 per cent to 266 kt including a record 255 kt at Spence and 11 kt at Cerro Colorado. Spence production increased 6 per cent driven by improved concentrator throughput and increases in both concentrator feed grade and recoveries, partially offset by lower cathode production in line with expected decline in stacked feed grade. Cerro Colorado entered temporary care and maintenance in December 2023.

Copper South Australia copper production increased by 39 per cent to 322 kt from the successful integration of OZ Minerals (OZL) following the acquisition in FY2023. The processing of Prominent Hill and Carrapateena concentrate at Olympic Dam resulted in annual records for cathode and gold production at Olympic Dam. The successful commissioning and ramp up of Crusher 2 led to record material mined and concentrate produced at Carrapateena.

Antamina copper production increased by 4 per cent to 144 kt, as a result of record concentrator throughput offsetting planned lower feed grades. Zinc production was 17 per cent lower at 103 kt, as a result of planned lower feed grades.

Carajás produced 8.4 kt of copper and 5.8 troy koz of gold.

Financial results

Copper revenue increased by US$2.5 billion to US$18.6 billion in FY2024 due to higher average realised copper prices and increased sales volumes following the successful integration of OZL following the acquisition in FY2023.

Underlying EBITDA for Copper increased by US$1.9 billion to US$8.6 billion. Price impacts, net of price-linked costs, increased Underlying EBITDA by US$1.4 billion. Higher sales volumes increased Underlying EBITDA by US$0.6 billion driven by the successful integration of OZL, higher feed grade at Escondida and record concentrate production at Spence offset by planned lower cathode volumes at Spence.

Controllable cash costs increased by US$0.2 billion, primarily due to higher maintenance at Escondida and higher exploration spend at Copper South Australia (Copper SA) for drilling activities at Oak Dam.

Favourable foreign exchange rate movements increased EBITDA by US$0.3 billion.

Inflation negatively impacted Underlying EBITDA by US$0.3 billion but was offset by lower fuel, energy and consumable price movements of US$0.3 billion. An increase in Non-cash costs of US$0.3 billion related to lower stripping capitalisation at Escondida and Spence, reflecting the phase of the respective mine plans.

Outlook

Total Copper production of between 1,845 and 2,045 kt is expected in FY2025.

Escondida production of between 1,180 and 1,300 kt is expected in FY2025, reflecting both an expected increase in concentrator feed grade and throughput compared to FY2024.

Spence production of between 240 and 270 kt is expected in FY2025.

Copper South Australia production of between 310 and 340 kt is expected in FY2025.

Antamina copper production of between 115 to 135 kt due to mine sequencing resulting in lower throughput, and zinc production of between 90 and 110 kt is expected in FY2025.

Escondida unit costs in FY2025 are expected to be between US$1.30 and US$1.60 per pound (at an exchange rate of USD/CLP 842).

Spence unit costs in FY2025 are expected to be between US$2.00 and US$2.30 per pound (at an exchange rate of USD/CLP 842).

Copper South Australia unit costs in FY2025 are expected to be between US$1.30 and US$1.80 per pound (at an exchange rate of AUD/USD 0.66).

84 **BHP** Annual Report 2024

9 Performance by commodity continued

9.2 Iron Ore

Detailed below is financial and operating information for our Iron Ore assets comparing FY2024 to FY2023.

Year ended 30 June US$M	2024	2023
Revenue	27,952	24,812
Underlying EBITDA	18,913	16,692
Net operating assets	13,812	16,956
Capital expenditure	2,033	1,966
Underlying ROCE	83%	67%
Total iron ore production (Mt)	260	257
Average realised prices		
Iron ore (US$/wmt, FOB)	101.04	92.54
Unit Costs		
WAIO (US$/t)	18.19	17.79

Key drivers of Iron Ore's financial results

Price overview

Iron ore consumption in China was strong in CY2023. In contrast, steel output continued to contract in developed regions albeit at a slower rate than previous years. Over the next two years we expect a small improvement in global steel production with growth led by India and Southeast Asia, with some additional growth from a recovery in developed regions. After a strong CY2023, we expect Chinese blast furnace run rates to ease in CY2024, under pressure from subdued steel margins and the potential for policy-driven production controls. During H2 FY2024, iron ore prices first declined and then traded in the range of around US$100 to US$120/t. A widening surplus has emerged with Chinese port inventories rising to elevated levels. For the balance of CY2024 and into CY2025, we expect supply from low-cost major iron ore producers to grow while iron ore consumption is experiencing a modest decline. Our estimate of real-time cost support continues to sit in the US$80 – US$100/t range on a 62% Fe CFR basis. Should surpluses persist as we forecast, we would expect some high-cost suppliers may be driven out of the market over time. How quickly and effectively the Chinese policies targeted at the property sector stabilise it, and the government's approach to regulating steel production, will both be large swing factors for the remainder of CY2024 and into CY2025. In the medium term, China's demand for iron ore is expected to be lower than it is today as it moves beyond the crude steel production plateau and as the ratio of scrap-based steelmaking rises. We maintain our view that China's steel production has plateaued above 1.0 and this is likely to continue across the mid-2020s. However, Chinese pig iron production is expected to decline during this period with more recycled scrap used in steelmaking. We expect demand for our products in other developing regions in Asia to offset this to a degree.

Production

Total Iron Ore production increased by 1 per cent to a record 260 Mt.

WAIO achieved record production of 255 Mt (287 Mt on a 100 per cent basis), reflecting strong supply chain performance with increased capacity unlocked by the Port Debottlenecking Project 1 (PDP1) and record production at South Flank. These more than offset the impacts of the continued tie-in activity for the Rail Technology Programme 1 (RTP1). South Flank completed ramp up to full production capacity of 80 Mtpa (100 per cent basis) in FY2024 and following commissioning in December 2023, ramp up of PDP1 remains on track to be completed in CY2024.

Samarco production increased by 5 per cent to 4.7 Mt (BHP share), as a result of higher concentrator throughput.

Financial results

Total Iron Ore revenue increased by US$3.1 billion to US$28.0 billion in FY2024, reflecting higher average realised prices and higher sales volumes as a result of record production from strong supply chain performance with increased capacity unlocked by PDP1 and record production at South Flank.

Underlying EBITDA for Iron Ore increased by US$2.2 billion to US$18.9 billion primarily due to higher average realised prices, net of price-linked costs, of US$2.0 billion. Higher sales volumes increased Underlying EBITDA by US$0.6 billion driven by record production partially offset by US$0.2 billion of higher controllable cash costs as we ramped up South Flank and increased production. Other items, such as inflation and unfavourable foreign exchange rate impacts, were partially offset by lower fuel, energy and consumable price movements collectively reduced Underlying EBITDA by US$0.2 billion.

Outlook

WAIO production is expected to be between 250 and 260 Mt (282 and 294 Mt on a 100 per cent basis) in FY2025 as the Group ramps up the planned tie-in activities for RTP1.

WAIO unit costs in FY2025 are expected to be between US$18.00 and US$19.50 per tonne (based on an exchange rate of AUD/USD 0.66).

Samarco production is expected to be between 5 and 5.5 Mt (BHP share) in FY2025 with the second concentrator expected to come online during Q3 FY2025.

9.3 Coal

Detailed below is financial and operating information for our Coal assets comparing FY2024 to FY2023.

Year ended 30 June US$M	2024	2023
Revenue	7,666	10,958
Underlying EBITDA	2,290	4,998
Net operating assets	6,472	7,266
Capital expenditure	646	657
Underlying ROCE	19%	47%
Total steelmaking coal production (Mt)	22	29
Total energy coal production (Mt)	15	14
Average realised prices		
Steelmaking coal (US$/t)	266.06	271.05
Hard coking coal (HCC) (US$/t)	273.03	273.59
Weak coking coal (WCC) (US$/t)	205.54	251.13
Thermal coal (US$/t)	121.52	236.51
Unit Costs		
BMA (US$/t)	119.54	96.46

Key drivers of Coal's financial results

Price overview

Across FY2024 steelmaking coal prices were relatively stable with an overall slight decline in prices. The demand picture was mixed with strong Indian steel production growth and recovery in the EU from the lows of CY2023, offsetting output contractions in both Northeast Asia and North America. Against this backdrop, Australian supply recovered slower than expectations, while Mongolian exports continued to surge. Notwithstanding recent supply side challenges, we still expect a modest recovery of seaborne supply in the near term. Meanwhile, availability of land borne imports into China and operational recovery of Chinese domestic mines are key uncertainties. On seaborne demand, India is expected to maintain its current strong momentum while OECD importing regions are likely to experience a gradual pickup in their steel industries. While seaborne supply in the steelmaking coal market is expected see a marginal surplus in CY2025, the supply of higher-quality coals is likely to stay relatively tight. Over the longer term, we expect that higher-quality steelmaking coals, such as those produced by our BMA assets, will be valued for their role in reducing the GHG emissions intensity of blast furnaces and, combined with the growth of the steel industry in hard coking coal importing countries such as India, will have growing and resilient demand for decades to come. With the major seaborne supply region of Queensland being currently less conducive to long-life capital investment as a result of changes to the royalty regime, the scarcity value of higher-quality steelmaking coals may well also increase over time.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 85

Production

Steelmaking coal

BMA production decreased by 23 per cent to 22.3 Mt (44.6 Mt on a 100 per cent basis) as a result of increased stripping to improve supply chain stability and restore depleted inventory positions, which arose from extended weather impacts and labour constraints over recent years, and the divestment of Blackwater and Daunia on 2 April 2024. Production was also impacted by an extended longwall move and geotechnical faulting at Broadmeadow during H1 FY2024, and the temporary suspension of operations following the fatality of a team member at Saraji. Blackwater and Daunia produced 5 Mt (10 Mt on a 100 per cent basis) in FY2024 prior to their divestment.

Energy coal

NSWEC production increased by 8 per cent to 15.4 Mt due to strong operating performance as improved weather and labour availability enabled an uplift in truck productivity.

Financial results

Coal revenue decreased by US$3.3 billion to US$7.7 billion in FY2024 mainly due to lower average realised prices, lower volumes at BMA as a result of increased stripping to improve supply chain stability and the divestment of Blackwater and Daunia, partially offset by higher volumes at NSWEC due to strong operating performance.

Underlying EBITDA for Coal decreased by US$2.7 billion to US$2.3 billion. Price impacts, net of price-linked costs, decreased Underlying EBITDA by US$1.5 billion.

Lower sales volumes of US$1.0 billion were due to lower production at BMA, including the divestment of Blackwater and Daunia, partially offset by higher production at NSWEC. Inflation negatively impacted Underlying EBITDA by US$0.1 billion and controllable cash costs increased by US$0.1 billion from higher stripping and contractor costs to support higher production at NSWEC.

Outlook

BMA coal production for FY2025 is expected to be between 16.5 and 19 Mt (33 and 38 Mt on a 100 per cent basis), reflecting the divestment of Blackwater and Daunia and impact of elevated strip ratios as we continue to improve supply chain stability and re-establish raw coal inventory positions.

BMA unit costs in FY2025 are expected to be between US$112 and US$124 per tonne (based on an exchange rate of AUD/USD 0.66).

NSWEC coal production for FY2025 is expected to be between 13 and 15 Mt.

9.4 Other assets

Detailed below is an analysis of Other assets' financial and operating performance comparing FY2024 to FY2023.

Western Australia Nickel

Key drivers of Western Australia Nickel's financial results

Price overview

The nickel industry moved into significant surplus during CY2023. Indonesia produced almost 20 per cent of global primary nickel in CY2019, and that share increased to over 50 per cent by CY2023. This came at a time of weak traditional stainless steel demand in the OECD, and global battery value chain destocking. The nickel market weakness has continued into CY2024 albeit with a brief price rebound in May on supply curtailments and disruptions in Australia and New Caledonia. On the demand side, electric vehicle sales remained solid in China, but penetration rates in the OECD have slowed in parallel with weaker traditional stainless steel demand for nickel, which caused global visible nickel stocks to rise. These trends are expected to continue into CY2025 suggesting that the market will remain in surplus over that period. While voluntary curtailments continue to occur across the industry, including by BHP, these are still not near the scale that would be expected to balance the market near term. We estimate that we are still in a multi-year run of surpluses. Longer term, we see the market rebalancing in the late 2020s as we continue to believe nickel will be a core beneficiary of the electrification megatrend.

Production

Nickel West production increased by 2 per cent to 81.6 kt, as we produced a higher proportion of the lower value matte products as a result of increased maintenance at Kwinana Refinery and severe weather events.

Financial results

Western Australia Nickel Revenue decreased by US$0.5 billion to US$1.5 billion in FY2024, reflecting lower average realised prices.

Underlying EBITDA for Western Australia Nickel decreased by US$0.5 billion to a loss of US$0.3 billion. Price impacts, net of price-linked costs, decreased Underlying EBITDA by US$0.4 billion. Controllable cash costs increased by US$0.1 billion due to increased third-party ore purchases following delivery issues in FY2023.

Outlook

On 11 July 2024, we announced the temporary suspension of operations at Western Australia Nickel and that operations will be suspended by October 2024 and handover activities for temporary suspension will be completed by December 2024. BHP intends to review the decision to temporarily suspend Western Australia Nickel by February 2027.

Potash

Potash recorded an Underlying EBITDA loss of US$255 million in FY2024, compared to a loss of US$205 million in FY2023.

Jansen Stage 1 is 52 per cent complete and remains on track for first production in late CY2026 with a two-year expected ramp up period. The engineering work and execution of procurement agreements is largely complete. In FY2024, a longer than usual summer season enabled early completion of the mill's foundation. In FY2025, underground and surface construction works will continue, including structural, mechanical and electrical activities for the mill areas. The Group also expects to complete the conversion of the service shaft headframe to a permanent structure.

Jansen Stage 2 execution activity has now commenced and is 2 per cent complete, with first production expected in FY2029, followed by an expected three-year ramp-up period. In FY2025, the focus will be on detailed engineering, procurement for major equipment and construction packages, and structural steel fabrication.

Price overview

Potash demand has been strong in CY2024, after a sharp rebound in CY2023, with global potash shipments this year estimated to return to its previous CY2020 peak level of 72 Mtpa, driven by good affordability and inventory build-up. In the medium-term existing capacity in the FSU is expected to trend back to normal operating rates, while new supply could also come from the region, including some expansion projects potentially resuming construction. Longer term, we believe that potash stands to benefit from the intersection of global megatrends: rising population, changing diets and the need for the more sustainable intensification of agriculture on the globe's finite arable land. We consider this compelling demand picture, rising geopolitical uncertainty and the maturity of the existing production asset base to provide an attractive entry opportunity in a lower-risk supply jurisdiction such as Saskatchewan, Canada.

9.5 Impact of changes to commodity prices

The prices we obtain for our products are a key driver of value for BHP. Fluctuations in these commodity prices affect our results, including cash flows and asset values. The estimated impact of changes in commodity prices in FY2024 on our key financial measures is set out below.

	Impact on profit after taxation (US$M)	Impact on Underlying EBITDA (US$M)
US¢1/lb on copper price	26	37
US$1/t on iron ore price	163	233
US$1/t on steelmaking coal price	7	10
US$1/t on energy coal price	10	14
US¢1/lb on nickel price	1	1

86 BHP Annual Report 2024

10 Non-IFRS financial information

We use various non-IFRS financial information to reflect our underlying financial performance.

Non-IFRS financial information is not defined or specified under the requirements of IFRS, but is derived from the Group's Consolidated Financial Statements prepared in accordance with IFRS. The non-IFRS financial information and the below reconciliations included in this Report are unaudited. The non-IFRS financial information presented is consistent with how management reviews financial performance of the Group with the Board and the investment community.

Sections 10.1 and 10.2 outline why we believe non-IFRS financial information is useful and the calculation methodology. We believe non-IFRS financial information provides useful information, however should not be considered as an indication of, or as a substitute for, statutory measures as an indicator of actual operating performance (such as profit or net operating cash flow) or any other measure of financial performance or position presented in accordance with IFRS, or as a measure of a company's profitability, liquidity or financial position.

The following tables provide reconciliations between non-IFRS financial information and their nearest respective IFRS measure.

Exceptional items

To improve the comparability of underlying financial performance between reporting periods, some of our non-IFRS financial information adjusts the relevant IFRS measures for exceptional items.

For more information on exceptional items refer to **Financial Statements note 3 'Exceptional items'**

Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and impact is considered material to the Group's Consolidated Financial Statements. The exceptional items included within the Group's profit for the financial years are detailed below.

Year ended 30 June	2024 US$M	2023 US$M	2022 US$M
Continuing operations			
Revenue	–	–	–
Other income	877	–	840
Expenses excluding net finance costs, depreciation, amortisation and impairments	(139)	(103)	(494)
Depreciation and amortisation	–	–	–
Net impairments	(3,800)	–	–
(Loss)/profit from equity accounted investments, related impairments and expenses	(3,032)	215	(676)
Profit/(loss) from operations	**(6,094)**	112	(330)
Financial expenses	(506)	(452)	(290)
Financial income	–	–	–
Net finance costs	**(506)**	(452)	(290)
Profit/(loss) before taxation	**(6,600)**	(340)	(620)
Income tax (expense)/benefit	837	(266)	(454)
Royalty-related taxation (net of income tax benefit)	–	–	–
Total taxation (expense)/benefit	**837**	(266)	(454)
Profit/(loss) after taxation from Continuing operations	**(5,763)**	(606)	(1,074)
Discontinued operations			
Profit/(loss) after taxation from Discontinued operations	–	–	8,159
Profit/(loss) after taxation from Continuing and Discontinued operations	**(5,763)**	(606)	7,085
Total exceptional items attributable to non-controlling interests	–	(107)	–
Total exceptional items attributable to BHP shareholders	(5,763)	(499)	7,085
Exceptional items attributable to BHP shareholders per share (US cents)	(113.7)	(9.8)	140.0
Weighted basic average number of shares (Million)	5,068	5,064	5,061

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 87

Non-IFRS financial information derived from Consolidated Income Statement

Underlying attributable profit

Year ended 30 June	2024 US$M	2023 US$M	2022 US$M
Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders	7,897	12,921	30,900
Total exceptional items attributable to BHP shareholders[1]	5,763	499	(7,085)
Underlying attributable profit	13,660	13,420	23,815

1. For more information refer to Financial Statements note 3 'Exceptional items'.

Underlying basic earnings per share

Year ended 30 June	2024 US cents	2023 US cents	2022 US cents
Basic earnings per ordinary share	155.8	255.2	610.6
Exceptional items attributable to BHP shareholders per share[1]	113.7	9.8	(140.0)
Underlying basic earnings per ordinary share	269.5	265.0	470.6

1. For more information refer to Financial Statements note 3 'Exceptional items'.

Underlying attributable profit – Continuing operations

Year ended 30 June	2024 US$M	2023 US$M	2022 US$M
Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders	7,897	12,921	30,900
(Profit)/loss after taxation from Discontinued operations attributable to members of BHP	–	–	(10,655)
Total exceptional items attributable to BHP shareholders[1]	5,763	499	(7,085)
Total exceptional items attributable to BHP shareholders for Discontinued operations[2]	–	–	8,159
Underlying attributable profit – Continuing operations	13,660	13,420	21,319

1. For more information refer to Financial Statements note 3 'Exceptional items'.
2. For more information refer to Financial Statements note 28 'Discontinued operations'.

Underlying basic earnings per share – Continuing operations

Year ended 30 June	2024 US$M	2023 US$M	2022 US$M
Underlying attributable profit – Continuing operations	13,660	13,420	21,319
Weighted basic average number of shares (Million)	5,068	5,064	5,061
Underlying attributable earnings per ordinary share – Continuing operations (US cents)	269.5	265.0	421.2

Underlying EBITDA

Year ended 30 June	2024 US$M	2023 US$M	2022 US$M
Profit from operations	17,537	22,932	34,106
Exceptional items included in profit from operations[1]	6,094	(112)	330
Underlying EBIT	23,631	22,820	34,436
Depreciation and amortisation expense	5,295	5,061	5,683
Net impairments	3,890	75	515
Exceptional item included in Depreciation, amortisation and impairments[1]	(3,800)	–	–
Underlying EBITDA	29,016	27,956	40,634

1. For more information refer to Financial Statements note 3 'Exceptional items'.

88 BHP Annual Report 2024

10 Non-IFRS financial information continued

Underlying EBITDA – Segment

Year ended 30 June 2024 US$M	**Copper**	**Iron Ore**	**Coal**	**Group and unallocated items/ eliminations[2]**	**Total Group**
Profit from operations	6,524	13,759	2,557	(5,303)	17,537
Exceptional items included in profit from operations[1]	–	3,066	(880)	3,908	6,094
Depreciation and amortisation expense	2,023	2,027	611	634	5,295
Net impairments	17	61	2	3,810	3,890
Exceptional item included in Depreciation, amortisation and impairments[1]	–	–	–	(3,800)	(3,800)
Underlying EBITDA	8,564	18,913	2,290	(751)	29,016

Year ended 30 June 2023 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[2]	Total Group
Profit from operations	4,810	14,847	4,295	(1,020)	22,932
Exceptional items included in profit from operations[1]	–	(176)	–	64	(112)
Depreciation and amortisation expense	1,810	1,993	697	561	5,061
Net impairments	33	28	6	8	75
Underlying EBITDA	6,653	16,692	4,998	(387)	27,956

Year ended 30 June 2022 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[2]	Total Group
Profit from operations	6,330	18,742	9,582	(548)	34,106
Exceptional items included in profit from operations[1]	–	729	(849)	450	330
Depreciation and amortisation expense	1,765	2,203	762	953	5,683
Net impairments	470	33	9	3	515
Underlying EBITDA	8,565	21,707	9,504	858	40,634

1. For more information refer to Financial Statements note 3 'Exceptional items'.
2. Group and unallocated items includes functions, other unallocated operations including Potash, Western Australia Nickel (which comprises the Nickel West operations and, following the OZ Minerals (OZL) acquisition on 2 May 2023, the West Musgrave project), legacy assets and consolidation adjustments.

Year ended 30 June 2024 US$M	**Profit from operations**	**Exceptional items included in profit from operations[1]**	**Depreciation and amortisation**	**Net impairments**	**Exceptional items included in Depreciation, amortisation and impairments[1]**	**Underlying EBITDA**
Potash	(257)	–	2	–	–	(255)
Western Australia Nickel[2]	(4,174)	3,800	72	3,800	(3,800)	(302)
Other[3]	(872)	108	560	10	–	(194)
Total	(5,303)	3,908	634	3,810	(3,800)	(751)

Year ended 30 June 2023 US$M	Profit from operations	Exceptional items included in profit from operations[1]	Depreciation and amortisation	Net impairments	Exceptional items included in Depreciation, amortisation and impairments[1]	Underlying EBITDA
Potash	(207)	–	2	–	–	(205)
Western Australia Nickel[2]	55	–	105	2	–	162
Other[3]	(868)	64	454	6	–	(344)
Total	(1,020)	64	561	8	–	(387)

Year ended 30 June 2022 US$M	Profit from operations	Exceptional items included in profit from operations[1]	Depreciation and amortisation	Net impairments	Exceptional items included in Depreciation, amortisation and impairments[1]	Underlying EBITDA
Potash	(149)	–	2	–	–	(147)
Western Australia Nickel[2]	327	–	91	2	–	420
Other[3]	(726)	450	860	1	–	585
Total	(548)	450	953	3	–	858

1. For more information refer to Financial Statements note 3 'Exceptional items'.
2. Western Australia Nickel comprises the Nickel West operations and, following the OZL acquisition on 2 May 2023, the West Musgrave project.
3. Other includes functions, other unallocated operations, legacy assets and consolidation adjustments.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 89

Underlying EBITDA margin

Year ended 30 June 2024 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Group
Revenue – Group production	16,545	27,927	7,666	1,470	53,608
Revenue – Third-party products	2,021	25	–	4	2,050
Revenue	18,566	27,952	7,666	1,474	55,658
Underlying EBITDA – Group production	8,490	18,916	2,290	(753)	28,943
Underlying EBITDA – Third-party products	74	(3)	–	2	73
Underlying EBITDA[2]	8,564	18,913	2,290	(751)	29,016
Segment contribution to the Group's Underlying EBITDA[3]	29%	64%	7%		100%
Underlying EBITDA margin[4]	51%	68%	30%		54%

Year ended 30 June 2023 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Group
Revenue – Group production	14,164	24,791	10,958	2,009	51,922
Revenue – Third-party products	1,863	21	–	11	1,895
Revenue	16,027	24,812	10,958	2,020	53,817
Underlying EBITDA – Group production	6,635	16,693	4,998	(387)	27,939
Underlying EBITDA – Third-party products	18	(1)	–	–	17
Underlying EBITDA[2]	6,653	16,692	4,998	(387)	27,956
Segment contribution to the Group's Underlying EBITDA[3]	23%	59%	18%		100%
Underlying EBITDA margin[4]	47%	67%	46%		54%

Year ended 30 June 2022 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Group
Revenue – Group production	13,946	30,748	15,549	1,860	62,103
Revenue – Third-party products	2,903	19	–	73	2,995
Revenue	16,849	30,767	15,549	1,933	65,098
Underlying EBITDA – Group production	8,529	21,707	9,504	858	40,598
Underlying EBITDA – Third-party products	36	–	–	–	36
Underlying EBITDA[2]	8,565	21,707	9,504	858	40,634
Segment contribution to the Group's Underlying EBITDA[3]	22%	54%	24%		100%
Underlying EBITDA margin[4]	61%	71%	61%		65%

1. Group and unallocated items includes functions, other unallocated operations including Potash, Western Australia Nickel (which comprises the Nickel West operations and, following the OZL acquisition on 2 May 2023, the West Musgrave project), legacy assets and consolidation adjustments.
2. We differentiate sales of our production (which may include third-party product feed) from direct sales of third-party products to better measure our operational profitability as a percentage of revenue. We may buy and sell third-party products to ensure a steady supply of product to our customers where there is occasional production variability or shortfalls from our assets.
3. Percentage contribution to Group Underlying EBITDA, excluding Group and unallocated items.
4. Underlying EBITDA margin excludes third-party products.

Effective tax rate

	2024			2023			2022		
Year ended 30 June	Profit before taxation US$M	Income tax expense US$M	%	Profit before taxation US$M	Income tax expense US$M	%	Profit before taxation US$M	Income tax expense US$M	%
Statutory effective tax rate	16,048	(6,447)	40.2	21,401	(7,077)	33.1	33,137	(10,737)	32.4
Adjusted for:									
Exchange rate movements	–	(79)		–	94		–	(233)	
Exceptional items[1]	6,600	(837)		340	266		620	454	
Adjusted effective tax rate	22,648	(7,363)	32.5	21,741	(6,717)	30.9	33,757	(10,516)	31.2

1. For more information refer to Financial Statements note 3 'Exceptional items'.

90 BHP Annual Report 2024

10 Non-IFRS financial information continued

Non-IFRS financial information derived from Consolidated Cash Flow Statement

Capital and exploration expenditure

Year ended 30 June	2024 US$M	2023 US$M	2022 US$M
Capital expenditure (purchases of property, plant and equipment)	8,816	6,733	5,855
Add: Exploration and evaluation expenditure	457	350	256
Capital and exploration expenditure (cash basis) – Continuing operations	9,273	7,083	6,111
Capital expenditure (purchases of property, plant and equipment) – Discontinued operations	–	–	1,050
Add: Exploration and evaluation expenditure – Discontinued operations	–	–	384
Capital and exploration expenditure (cash basis) – Discontinued operations	–	–	1,434
Capital and exploration expenditure (cash basis) – Total operations	9,273	7,083	7,545

Free cash flow

Year ended 30 June	2024 US$M	2023 US$M	2022 US$M
Net operating cash flows from Continuing operations	20,665	18,701	29,285
Net investing cash flows from Continuing operations	(8,762)	(13,065)	(4,973)
Free cash flow – Continuing operations	11,903	5,636	24,312
Net operating cash flows from Discontinued operations	–	–	2,889
Net investing cash flows from Discontinued operations	–	–	(904)
Net cash completion payment on merger of Petroleum with Woodside	–	–	(683)
Cash and cash equivalents disposed on merger of Petroleum with Woodside	–	–	(399)
Free cash flow – Discontinued operations	–	–	903
Free cash flow – Total operations	11,903	5,636	25,215

Non-IFRS financial information derived from Consolidated Balance Sheet

Net debt and gearing ratio

Year ended 30 June	2024 US$M	2023 US$M	2022 US$M
Interest bearing liabilities – Current	2,084	7,173	2,622
Interest bearing liabilities – Non-current	18,634	15,172	13,806
Total interest bearing liabilities	20,718	22,345	16,428
Comprising:			
Borrowing	17,602	19,326	13,852
Lease liabilities	3,116	3,019	2,576
Less: Lease liability associated with index-linked freight contracts	511	287	274
Less: Cash and cash equivalents	12,501	12,428	17,236
Less: Net debt management related instruments[1]	(1,395)	(1,572)	(1,688)
Less: Net cash management related instruments[2]	(19)	36	273
Less: Total derivatives included in net debt	(1,414)	(1,536)	(1,415)
Net debt	9,120	11,166	333
Net assets	49,120	48,530	48,766
Gearing	15.7%	18.7%	0.7%

1. Represents the net cross currency and interest rate swaps included within current and non-current other financial assets and liabilities.
2. Represents the net forward exchange contracts related to cash management included within current and non-current other financial assets and liabilities.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 91

Net debt waterfall

Year ended 30 June	2024 US$M	2023 US$M
Net debt at the beginning of the period	(11,166)	(333)
Net operating cash flows	20,665	18,701
Net investing cash flows	(8,762)	(13,065)
Net financing cash flows	(11,669)	(10,315)
Net increase/(decrease) in cash and cash equivalents from Continuing and Discontinued operations	234	(4,679)
Carrying value of interest bearing liability net repayments/(proceeds)	2,236	(4,893)
Carrying value of debt related instruments settlements	321	677
Carrying value of cash management related instruments proceeds	(361)	(331)
Fair value change on hedged loans	214	803
Fair value change on hedging derivatives	(188)	(691)
Foreign currency exchange rate changes on cash and cash equivalents	(159)	(134)
Lease additions (excluding leases associated with index-linked freight contracts)	(429)	(472)
Acquisition of subsidiaries and operations[1]	–	(1,111)
Divestment of subsidiaries and operations[2]	60	–
Other	118	(2)
Non-cash movements	(384)	(1,607)
Net debt at the end of the period	(9,120)	(11,166)

1. US$1,111 million of Interest bearing liabilities were acquired on 2 May 2023 as part of the acquisition of OZL. Excludes US$104 million cash acquired which is included in Net investing cash flows.
2. Relates to leases disposed as part of the Blackwater and Daunia mines divestment completed on 2 April 2024. Refer to Financial Statements note 3 'Exceptional items' for further information.

Net operating assets

The following table reconciles Net operating assets for the Group to Net assets on the Consolidated Balance Sheet.

Year ended 30 June	2024 US$M	2023 US$M
Net assets	49,120	48,530
Less: Non-operating assets		
Cash and cash equivalents	(12,501)	(12,428)
Trade and other receivables[1]	(306)	(26)
Other financial assets[2]	(1,398)	(996)
Current tax assets	(314)	(508)
Deferred tax assets	(67)	(56)
Add: Non-operating liabilities		
Trade and other payables[3]	297	277
Interest bearing liabilities	20,718	22,345
Other financial liabilities[4]	1,558	1,764
Current tax payable	884	611
Non-current tax payable	40	68
Deferred tax liabilities	3,332	4,299
Net operating assets	61,363	63,880
Net operating assets		
Copper	36,368	34,229
Iron Ore	13,812	16,956
Coal	6,472	7,266
Group and unallocated items[5]	4,711	5,429
Total	61,363	63,880

1. Represents external finance receivable, receivables related to divestment of subsidiaries and operations and accrued interest receivable included within other receivables.
2. Represents cross currency and interest rate swaps, forward exchange contracts related to cash management and investment in shares, other investments, deferred receivable from divestment of subsidiaries and operations and associated receivables contingent on outcome of future events relating to realised commodity prices.
3. Represents accrued interest payable included within other payables.
4. Represents cross currency and interest rate swaps and forward exchange contracts related to cash management.
5. Group and unallocated items includes functions, other unallocated operations including Potash, Western Australia Nickel (which comprises the Nickel West operations and, following the OZL acquisition on 2 May 2023, the West Musgrave project), legacy assets and consolidation adjustments.

92 BHP Annual Report 2024

10 Non-IFRS financial information continued

Other non-IFRS financial information

Principal factors that affect Revenue, Profit from operations and Underlying EBITDA

The following table describes the impact of the principal factors that affected Revenue, Profit from operations and Underlying EBITDA for FY2024 and relates them back to our Consolidated Income Statement.

For information on the method of calculation of the principal factors that affect Revenue, Profit from operations and Underlying EBITDA refer to OFR 10.2

	Revenue US$M	Total expenses, Other income and Profit/(loss) from equity accounted investments US$M	Profit from operations US$M	Depreciation, amortisation and impairments and Exceptional Items US$M	Underlying EBITDA US$M
Year ended 30 June 2023					
Revenue	53,817				
Other income		394			
Expenses excluding net finance costs		(31,873)			
Profit/(loss) from equity accounted investments, related impairments and expenses		594			
Total other income, expenses excluding net finance costs and Profit/(loss) from equity accounted investments, related impairments and expenses		(30,885)			
Profit from operations			22,932		
Depreciation, amortisation and impairments[1]				5,136	
Exceptional item included in Depreciation, amortisation and impairments				–	
Exceptional items				(112)	
Underlying EBITDA					27,956
Change in sales prices	1,476	–	1,476	–	1,476
Price-linked costs	–	108	108	–	108
Net price impact	1,476	108	1,584	–	1,584
Change in volumes	55	(45)	10	–	10
Operating cash costs	–	(655)	(655)	–	(655)
Exploration and business development	–	(118)	(118)	–	(118)
Change in controllable cash costs[2]	–	(773)	(773)	–	(773)
Exchange rates	(1)	254	253	–	253
Inflation on costs	–	(686)	(686)	–	(686)
Fuel, energy and consumable price movements	–	487	487	–	487
Non-cash	–	(301)	(301)	–	(301)
One-off items	–	316	316	–	316
Change in other costs	(1)	70	69	–	69
Asset sales	–	38	38	–	38
Ceased and sold operations	(983)	473	(510)	–	(510)
New and acquired operations	918	(390)	528	–	528
Other	376	(262)	114	–	114
Depreciation, amortisation and impairments	–	(249)	(249)	249	–
Exceptional items	–	(6,206)	(6,206)	6,206	–
Year ended 30 June 2024					
Revenue	55,658				
Other income		1,285			
Expenses excluding net finance costs		(36,750)			
(Loss)/profit from equity accounted investments, related impairments and expenses		(2,656)			
Total other income, expenses excluding net finance costs and (loss)/profit from equity accounted investments, related impairments and expenses		(38,121)			
Profit from operations			17,537		
Depreciation, amortisation and impairments[1]				9,185	
Exceptional item included in Depreciation, amortisation and impairments				(3,800)	
Exceptional items				6,094	
Underlying EBITDA					29,016

1. Depreciation and impairments that we classify as exceptional items are excluded from depreciation, amortisation and impairments. Depreciation, amortisation and impairments includes non-exceptional impairments of US$90 million (FY2023: US$75 million).
2. Collectively, we refer to the change in operating cash costs and change in exploration and business development as Change in controllable cash costs. Operating cash costs by definition do not include non-cash costs. The change in operating cash costs also excludes the impact of exchange rates and inflation, changes in fuel, energy costs and consumable costs, changes in exploration and evaluation and business development costs and one-off items. These items are excluded so as to provide a consistent measurement of changes in costs across all segments, based on the factors that are within the control and responsibility of the segment.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 93

Underlying return on capital employed (ROCE)

Year ended 30 June	2024 US$M	2023 US$M	2022 US$M
Profit after taxation from Continuing and Discontinued operations	9,601	14,324	33,055
Exceptional items[1]	5,763	606	(7,085)
Subtotal	**15,364**	14,930	25,970
Adjusted for:			
Net finance costs	1,489	1,531	1,128
Exceptional items included within net finance costs[1]	(506)	(452)	(290)
Income tax expense on net finance costs	(303)	(342)	(287)
Profit after taxation excluding net finance costs and exceptional items	**16,044**	15,667	26,521
Net assets at the beginning of the period	48,530	48,766	55,605
Net debt at the beginning of the period	11,166	333	4,121
Capital employed at the beginning of the period	**59,696**	49,099	59,726
Net assets at the end of the period	49,120	48,530	48,766
Net debt at the end of the period	9,120	11,166	333
Capital employed at the end of the period	**58,240**	59,696	49,099
Average capital employed	58,968	54,398	54,413
Underlying return on capital employed	**27.2%**	28.8%	48.7%

1. For more information refer to Financial Statements note 3 'Exceptional items'.

Underlying return on capital employed (ROCE) by segment

Year ended 30 June 2024 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Group
Profit after taxation excluding net finance costs and exceptional items	4,099	11,877	1,254	(1,186)	16,044
Average capital employed	31,205	14,259	6,529	6,975	58,968
Underlying return on capital employed	13%	83%	19%	–	27.2%

Year ended 30 June 2023 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Group
Profit after taxation excluding net finance costs and exceptional items	3,293	10,300	2,970	(896)	15,667
Average capital employed	27,594	15,467	6,281	5,056	54,398
Underlying return on capital employed	12%	67%	47%	–	28.8%

1. Group and unallocated items includes functions, other unallocated operations including Potash, Western Australia Nickel (which comprises the Nickel West operations and, following the OZL acquisition on 2 May 2023, the West Musgrave project), legacy assets and consolidation adjustments.

Underlying return on capital employed (ROCE) by asset

Year ended 30 June 2024 US$M	Western Australia Iron Ore	Antamina	Escondida	BHP Mitsubishi Alliance	Pampa Norte	Copper South Australia[1]	Western Australia Nickel[2]	Potash[3]	New South Wales Energy Coal[4]	Other	Total Group
Profit after taxation excluding net finance costs and exceptional items	11,939	440	2,912	1,038	296	671	(369)	(265)	277	(895)	16,044
Average capital employed	19,732	1,404	10,677	6,731	4,224	14,578	1,269	5,303	(364)	(4,586)	58,968
Underlying return on capital employed	61%	31%	27%	15%	7%	5%	–	–	–	–	27.2%

Year ended 30 June 2023 US$M	Western Australia Iron Ore	Antamina	Escondida	BHP Mitsubishi Alliance	Pampa Norte	Copper South Australia[1]	Western Australia Nickel[2]	Potash[3]	New South Wales Energy Coal[4]	Other	Total Group
Profit after taxation excluding net finance costs and exceptional items	10,318	426	2,808	1,837	131	166	(51)	(137)	1,212	(1,043)	15,667
Average capital employed	19,420	1,314	10,183	6,672	4,278	11,681	1,635	4,020	(591)	(4,214)	54,398
Underlying return on capital employed	53%	32%	28%	28%	3%	1%	(3%)	–	–	–	28.8%

1. Includes Olympic Dam as well as Prominent Hill and Carrapateena which were acquired on 2 May 2023 as part of the acquisition of OZ Minerals Ltd.
2. Western Australia Nickel comprises the Nickel West operations and, following the OZL acquisition on 2 May 2023, the West Musgrave project. Western Australia Nickel ROCE has not been shown following the Group's decision, announced on 11 July 2024, to temporarily suspend Nickel West operations and the West Musgrave project at Western Australia Nickel.
3. Potash ROCE has not been shown because it is distorted as the asset is non-producing and in its development phase.
4. NSWEC ROCE has not been shown as it is distorted by negative capital employed due to the rehabilitation provision being the primary balance remaining on Balance Sheet following previous impairments.

94 BHP Annual Report 2024

10 Non-IFRS financial information continued

Unit costs

Unit costs do not include the re-allocation to assets in FY2024 of the costs associated with the employee entitlements and allowances review conducted in FY2023, which were reported in Group and Unallocated in that period.

The calculation of Escondida, Spence and Copper South Australia unit costs are set out in the tables below.

	Escondida unit costs		Spence unit costs	
US$M	**FY2024**	FY2023	**FY2024**	FY2023
Revenue	10,013	8,847	2,271	2,072
Underlying EBITDA	5,759	4,934	961	767
Gross costs	4,254	3,913	1,310	1,305
Less: by-product credits	523	459	105	137
Less: freight	194	202	49	48
Less: royalties	54	–	–	–
Net costs	3,483	3,252	1,156	1,120
Sales (kt)	1,087	1,051	246	241
Sales (Mlb)	2,396	2,317	543	531
Cost per pound (US$)[1]	1.45	1.40	2.13	2.11

1. FY2024 based on average realised exchange rates of USD/CLP 907 (FY2023 USD/CLP 864).

	Copper South Australia unit costs
US$M	**FY2024**
Revenue	4,085
Underlying EBITDA	1,568
Gross costs	2,517
Less: by-product credits	1,354
Less: freight	57
Less: royalties	141
Less: re-allocation of costs associated with the employee entitlements and allowances review	14
Net costs	951
Sales (kt)	314
Sales (Mlb)	692
Cost per pound (US$)[1,2]	1.37

1. FY2024 based on an average realised exchange rate of AUD/USD 0.66.
2. FY2023 comparative is not disclosed as Copper South Australia includes Olympic Dam as well as Prominent Hill and Carrapateena which were acquired on 2 May 2023 as part of the acquisition of OZL which only contributed to the performance of the business from the date of acquisition.

The calculation of WAIO unit costs is set out in the table below.

	WAIO unit costs	
US$M	**FY2024**	FY2023
Revenue	27,805	24,678
Underlying EBITDA	18,964	16,660
Gross costs	8,841	8,018
Less: freight	2,182	1,876
Less: royalties	1,954	1,714
Less: re-allocation of costs associated with the employee entitlements and allowances review	48	–
Net costs	4,657	4,428
Sales (kt, equity share)	255,977	248,883
Cost per tonne (US$)[1]	18.19	17.79

1. FY2024 based on an average realised exchange rate of AUD/USD 0.66 (FY2023 AUD/USD 0.67).

The calculation of BMA unit costs is set out in the table below.

	BMA unit costs	
US$M	**FY2024**	FY2023
Revenue	5,873	7,652
Underlying EBITDA	1,914	3,197
Gross costs	3,959	4,455
Less: freight	29	32
Less: royalties	1,260	1,667
Less: re-allocation of costs associated with the employee entitlements and allowances review	5	–
Net costs	2,665	2,756
Sales (kt, equity share)	22,294	28,571
Cost per tonne (US$)[1]	119.54	96.46

1. FY2024 based on an average realised exchange rate of AUD/USD 0.66 (FY2023 AUD/USD 0.67).

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 95

10.1 Definition and calculation of non-IFRS financial information

Non-IFRS financial information	Reasons why we believe the non-IFRS financial information are useful	Calculation methodology
Underlying attributable profit	Allows the comparability of underlying financial performance by excluding the impacts of exceptional items.	Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders excluding any exceptional items attributable to BHP shareholders.
Underlying attributable profit – Continuing operations	Allows the comparability of underlying financial performance by excluding the impacts of exceptional items and the contribution of Discontinued operations and is also the basis on which our dividend payout ratio policy is applied.	Underlying attributable profit from Continuing operations also excludes the contribution of Discontinued operations from the above metrics.
Underlying basic earnings per share	On a per share basis, allows the comparability of underlying financial performance by excluding the impacts of exceptional items.	Underlying attributable profit divided by the weighted basic average number of shares.
Underlying basic earnings per share – Continuing operations	On a per share basis, allows the comparability of underlying financial performance by excluding the impacts of exceptional items and the contribution of Discontinued operations.	Underlying attributable profit – Continuing operations divided by the weighted basic average number of shares.
Underlying EBITDA	Used to help assess current operational profitability excluding the impacts of sunk costs (i.e. depreciation from initial investment). Each is a measure that management uses internally to assess the performance of the Group's segments and make decisions on the allocation of resources.	Earnings before net finance costs, depreciation, amortisation and impairments, taxation expense, Discontinued operations and exceptional items. Underlying EBITDA includes BHP's share of profit/(loss) from investments accounted for using the equity method including net finance costs, depreciation, amortisation and impairments and taxation expense/(benefit).
Underlying EBITDA margin		Underlying EBITDA excluding third-party product EBITDA, divided by revenue excluding third-party product revenue.
Underlying EBIT	Used to help assess current operational profitability excluding net finance costs and taxation expense (each of which are managed at the Group level) as well as Discontinued operations and any exceptional items.	Earnings before net finance costs, taxation expense, Discontinued operations and any exceptional items. Underlying EBIT includes BHP's share of profit/(loss) from investments accounted for using the equity method including net finance costs and taxation expense/(benefit).
Profit from operations		Earnings before net finance costs, taxation expense and Discontinued operations. Profit from operations includes Revenue, Other income, Expenses excluding net finance costs and BHP's share of profit/(loss) from investments accounted for using the equity method including net finance costs and taxation expense/(benefit).
Capital and exploration expenditure	Used as part of our Capital Allocation Framework to assess efficient deployment of capital. Represents the total outflows of our operational investing expenditure.	Purchases of property, plant and equipment and exploration and evaluation expenditure including the contribution of Discontinued operations.
Capital and exploration expenditure – Continuing operations	Represents the total outflows of our operational investing expenditure excluding the contribution of Discontinued operations.	Purchases of property, plant and equipment and exploration and evaluation expenditure.
Free cash flow	It is a key measure used as part of our Capital Allocation Framework. Reflects our operational cash performance inclusive of investment expenditure, which helps to highlight how much cash was generated in the period to be available for the servicing of debt and distribution to shareholders.	Net operating cash flows less net investing cash flows.
Free cash flow – Continuing operations	Reflects our operational cash performance inclusive of investment expenditure, but excluding the contribution of Discontinued operations.	Net operating cash flows from Continuing operations less net investing cash flows from Continuing operations.
Net debt	Net debt shows the position of gross debt less index-linked freight contracts offset by cash immediately available to pay debt if required and any associated derivative financial instruments. Liability associated with index-linked freight contracts, which are required to be remeasured to the prevailing freight index at each reporting date, are excluded from the net debt calculation due to the short-term volatility of the index they relate to not aligning with how the Group uses net debt for decision making in relation to the Capital Allocation Framework. Net debt includes the fair value of derivative financial instruments used to hedge cash and borrowings to reflect the Group's risk management strategy of reducing the volatility of net debt caused by fluctuations in foreign exchange and interest rates. Net debt, along with the gearing ratio, is used to monitor the Group's capital management by relating net debt relative to equity from shareholders.	Interest bearing liabilities less liability associated with index-linked freight contracts less cash and cash equivalents less net cross currency and interest rate swaps less net cash management related instruments for the Group at the reporting date.
Gearing ratio		Ratio of Net debt to Net debt plus Net assets.
Net operating assets	Enables a clearer view of the assets deployed to generate earnings by highlighting the net operating assets of the business separate from the financing and tax balances. This measure helps provide an indicator of the underlying performance of our assets and enhances comparability between them.	Operating assets net of operating liabilities, including the carrying value of equity accounted investments and predominantly excludes cash balances, loans to associates, interest bearing liabilities, derivatives hedging our net debt, assets held for sale, liabilities directly associated with assets held for sale and tax balances.

96 BHP Annual Report 2024

10 Non-IFRS financial information continued

Non-IFRS financial information	Reasons why we believe the non-IFRS financial information are useful	Calculation methodology
Underlying return on capital employed (ROCE)	Indicator of the Group's capital efficiency and is provided on an underlying basis to allow comparability of underlying financial performance by excluding the impacts of exceptional items.	Profit after taxation excluding exceptional items and net finance costs (after taxation) divided by average capital employed. Profit after taxation excluding exceptional items and net finance costs (after taxation) is profit after taxation from Continuing and Discontinued operations excluding exceptional items, net finance costs and the estimated taxation impact of net finance costs. These are annualised for a half year end reporting period. The estimated tax impact is calculated using a prima facie taxation rate on net finance costs (excluding any foreign exchange impact). Average capital employed is calculated as the average of net assets less net debt for the last two reporting periods.
Adjusted effective tax rate	Provides an underlying tax basis to allow comparability of underlying financial performance by excluding the impacts of exceptional items.	Total taxation expense/(benefit) excluding exceptional items and exchange rate movements included in taxation expense/(benefit) divided by Profit from Continuing operations before taxation excluding exceptional items.
Unit costs	Used to assess the controllable financial performance of the Group's assets for each unit of production. Unit costs are adjusted for site specific non-controllable factors to enhance comparability between the Group's assets.	Ratio of net costs of the assets to the equity share of sales tonnage. Net costs is defined as revenue less Underlying EBITDA and excludes freight, re-allocation of the costs associated with the employee entitlements and allowance review in FY2023, and other costs, depending on the nature of each asset. Freight is excluded as the Group believes it provides a similar basis of comparison to our peer group. The re-allocation to assets in FY2024 of the costs associated with the employee entitlements and allowances review in FY2023 are excluded in asset unit costs as these costs were already recognised in Group and Unallocated in FY2023. Escondida, Spence and Copper South Australia unit costs exclude: – by-product credits being the favourable impact of by-products (such as gold or silver) to determine the directly attributable costs of copper production – royalties, as these are costs that are not deemed to be under the Group's control and the Group believes exclusion provides a similar basis of comparison to our peer group WAIO and BMA unit costs exclude: – royalties, as these are costs that are not deemed to be under the Group's control and the Group believes exclusion provides a similar basis of comparison to our peer group

10.2 Definition and calculation of principal factors

The method of calculation of the principal factors that affect the period on period movements of Revenue, Profit from operations and Underlying EBITDA are as follows:

Principal factor	Method of calculation
Change in sales prices	Change in average realised price for each operation from the prior period to the current period, multiplied by current period sales volumes.
Price-linked costs	Change in price-linked costs (mainly royalties) for each operation from the prior period to the current period, multiplied by current period sales volumes.
Change in volumes	Change in sales volumes for each operation multiplied by the prior year average realised price less variable unit cost.
Controllable cash costs	Total of operating cash costs and exploration and business development costs.
Operating cash costs	Change in total costs, other than price-linked costs, exchange rates, inflation on costs, fuel, energy and consumable price movements, non-cash costs and one-off items as defined below for each operation from the prior period to the current period.
Exploration and evaluation and business development	Exploration and evaluation and business development expense in the current period minus exploration and business development expense in the prior period.
Exchange rates	Change in exchange rate multiplied by current period local currency revenue and expenses.
Inflation on costs	Change in inflation rate applied to expenses, other than depreciation and amortisation, price-linked costs, exploration and business development expenses, expenses in ceased and sold operations and expenses in new and acquired operations.
Fuel, energy and consumable price movements	Fuel and energy expense and price differences above inflation on consumables in the current period minus fuel and energy expense in the prior period.
Non-cash	Change in net impact of capitalisation and depletion of deferred stripping from the prior period to the current period.
One-off items	Change in costs exceeding a pre-determined threshold associated with an unexpected event that had not occurred in the last two years and is not reasonably likely to occur within the next two years.
Asset sales	Profit/(loss) on the sale of assets or operations in the current period minus profit/(loss) on sale of assets or operations in the prior period.
Ceased and sold operations	Underlying EBITDA for operations that ceased or were sold in the current period minus Underlying EBITDA for operations that ceased or were sold in the prior period.
New and acquired operations	Underlying EBITDA for operations that were acquired in the current period minus Underlying EBITDA for operations that were acquired in the prior period.
Share of profit/(loss) from equity accounted investments	Share of profit/(loss) from equity accounted investments for the current period minus share of profit/(loss) from equity accounted investments in the prior period.
Other	Variances not explained by the above factors.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 97

11 Other information

11.1 Company details

BHP Group Limited's registered office and global headquarters are at 171 Collins Street, Melbourne, Victoria 3000, Australia. 'BHP', the 'Company', the 'Group', 'BHP Group', 'our business', 'organisation', 'we', 'us', 'our' and 'ourselves' refer to BHP Group Limited, and except where the context otherwise requires, our subsidiaries. Refer to Financial Statements note 30 'Subsidiaries' for a list of our significant subsidiaries. Those terms do not include non-operated assets.

This Report covers functions and assets (including those under exploration, projects in development or execution phases, sites and operations that are closed or in the closure phase) that have been wholly owned and operated by BHP or that have been owned as a BHP-operated joint venture[1] (referred to in this Report as 'operated assets' or 'operations') from 1 July 2023 to 30 June 2024 unless otherwise stated. Certain sections of this Report include data in relation to the Daunia and Blackwater mines, which were divested during the year. Data in relation to the Daunia and Blackwater mines is shown for the period up to completion on 2 April 2024, unless stated otherwise. Some of the land and tenements related to the Daunia and Blackwater mines are pending transfer following completion, however given that the assets are no longer under BMA's control or operated for BMA's benefit (except for periods prior to completion or where specifically stated) data related to the land and tenements has been excluded from this Report.

BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this Report as 'non-operated joint ventures' or 'non-operated assets'). Notwithstanding that this Report may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise.

BHP Group Limited has a primary listing on the Australian Securities Exchange. BHP holds an international secondary listing on the London Stock Exchange, a secondary listing on the Johannesburg Stock Exchange and an ADR program listed on the New York Stock Exchange.

11.2 Forward-looking statements

This Report contains forward-looking statements, which involve risks and uncertainties. Forward-looking statements include all statements, other than statements of historical or present facts, including: statements regarding trends in commodity prices and currency exchange rates; demand for commodities; global market conditions, reserves and resources estimates; development and production forecasts; guidance; expectations, plans, strategies and objectives of management; climate scenarios; approval of projects and consummation of transactions; closure, divestment, acquisition or integration of certain assets, operations or facilities (including associated costs or benefits); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and availability of materials and skilled employees; anticipated productive lives of projects, mines and facilities; the availability, implementation and adoption of new technologies, including artificial intelligence; provisions and contingent liabilities; and tax, legal and other regulatory developments.

Forward-looking statements may be identified by the use of terminology, including, but not limited to, 'aim', 'ambition', 'anticipate', 'aspiration', 'believe', 'commit', 'continue', 'could', 'ensure', 'estimate', 'expect', 'forecast', 'goal', 'guidance', 'intend', 'likely', 'may', 'milestone', 'must', 'need', 'objective', 'outlook', 'pathways', 'plan', 'project', 'schedule', 'seek', 'should', 'target', 'trend', 'will', 'would', or similar words. These statements discuss future expectations or performance, or provide other forward-looking information.

Examples of forward-looking statements contained in this Report include, without limitation, statements describing (i) our strategy, Our Values and how we define our success; (ii) our expectations regarding future demand for certain commodities, in particular copper, nickel, iron ore, steelmaking coal, potash and steel, and our intentions, commitments or expectations with respect to our supply of certain commodities, including copper, nickel, iron ore, potash, uranium and gold; (iii) our future exploration and partnership plans and perceived benefits and opportunities, including our focus to grow our copper and potash assets; (iv) our business outlook, including our outlook for long-term economic growth and other macroeconomic and industry trends; (vi) our projected and expected production and performance levels and development projects; (vii) our expectations regarding our investments, including in potential growth options and technology and innovation, and perceived benefits and opportunities; (viii) our reserves and resources estimates; (ix) our plans for our major projects and related budget and capital allocations; (x) our expectations, commitments and objectives with respect to sustainability, decarbonisation, natural resource management, climate change and portfolio resilience and timelines and plans to seek to achieve or implement such objectives including our approach to equitable change and transitions, our Climate Transition Action Plan, climate change adaptation strategy and goals, targets, pathways and strategies to seek to reduce or support the reduction of greenhouse gas emissions, and related perceived costs, benefits and opportunities for BHP; (xi) the assumptions, beliefs and conclusions in our climate change related statements and strategies, including in our Climate Change Report 2020, for example, in respect of future temperatures, energy consumption and greenhouse gas emissions, and climate-related impacts; (xii) our commitment to social value; (xiii) our commitments to sustainability reporting, frameworks, standards and initiatives; (xiv) our commitments to improve or maintain safe tailings storage management; (xv) our commitments to achieve certain inclusion and diversity targets, aspirations and outcomes; (xvi) our commitments to achieve certain targets and outcomes with respect to Indigenous peoples and the communities where we operate; and (xvii) our commitments to achieve certain health and safety targets and outcomes.

Forward-looking statements are based on management's expectations and reflect judgements, assumptions, estimates and other information available, as at the date of this Report. These statements do not represent guarantees or predictions of future financial or operational performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the statements contained in this Report. BHP cautions against reliance on any forward-looking statements.

For example, our future revenues from our assets, projects or mines described in this Report will be based, in part, on the market price of the commodities produced, which may vary significantly from current levels or those reflected in our reserves and resources estimates. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets.

Other factors that may affect our future operations and performance, including the actual construction or production commencement dates, revenues, costs or production output and anticipated lives of assets, mines or facilities include: (i) our ability to profitably produce and deliver the products extracted to applicable markets; (ii) the impact of economic and geopolitical factors, including foreign currency exchange rates on the market prices of the commodities we produce and competition in the markets in which we operate; (iii) activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes and royalties or implementation of trade or export restrictions; (iv) changes in environmental and other regulations; (v) political or geopolitical uncertainty; (vi) labour unrest; (vii) weather, climate variability or other manifestations of climate change; and (viii) other factors identified in the risk factors set out in OFR 8.1.

In addition, there are limitations with respect to scenario analysis, including any climate-related scenario analysis, and it is difficult to predict which, if any, of the scenarios might eventuate. Scenario analysis is not an indication of probable outcomes and relies on assumptions that may or may not prove to be correct or eventuate.

Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events.

Past performance cannot be relied on as a guide to future performance.

Emissions and energy consumption data

Due to the inherent uncertainty and limitations in measuring GHG emissions and operational energy consumption under the calculation methodologies used in the preparation of such data, all GHG emissions and operational energy consumption data or references to GHG emissions and operational energy consumption volumes (including ratios or percentages) in this Report are estimates. There may also be differences in the manner that third parties calculate or report GHG emissions or operational energy consumption data compared to BHP, which means third-party data may not be comparable to our data.

For information on how we calculate our GHG emissions and operational energy consumption, refer to the **BHP GHG Emissions Calculation Methodology 2024** available at bhp.com/climate

This Report is made in accordance with a resolution of the Board.



Ken MacKenzie
Chair
Dated: 27 August 2024

1. References in this Annual Report to a 'joint venture' are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset.

98 BHP Annual Report 2024

Governance

Corporate Governance Statement

1	Corporate governance at BHP	98
2	FY2024 corporate governance highlights	98
3	BHP's governance structure	99
4	Board composition and succession	100
5	Board Committees	105
6	Management	107
7	Shareholders and reporting	108
8	Culture and conduct	109
9	Risk management and assurance	110
10	US requirements	111

Directors' Report

1	Review of operations, principal activities and state of affairs	112
2	Directors	112
3	Share interests	113
4	Share capital and buy-back programs	113
5	Group Company Secretary	113
6	Indemnities and insurance	113
7	Dividends	113
8	Auditors	113
9	Non-audit services	114
10	Exploration, research and development	114
11	ASIC Instrument 2016/191	114
12	Proceedings on behalf of BHP Group Limited	114
13	Performance in relation to environmental regulation	114
14	Additional information	114

Remuneration Report

	People and Remuneration Committee Chair letter to shareholders	116
1	Remuneration governance	118
2	Executive KMP remuneration framework	119
3	Remuneration for the CEO and other Executive KMP	121
4	Remuneration for Non-executive Directors	126
5	Statutory KMP remuneration and other disclosures	127

Corporate Governance Statement

1. Corporate governance at BHP

Good corporate governance underpins the way we conduct business.

This Corporate Governance Statement sets out the corporate governance framework currently in place for the Group, including the key policies and practices.

BHP was fully compliant with the Recommendations of the fourth edition of the ASX Corporate Governance Council's Corporate Governance Principles and Recommendations (ASX Fourth Edition) throughout FY2024. The ASX Fourth Edition is available at asx.com.au.

BHP is also subject to governance requirements from our London Stock Exchange (LSE) and New York Stock Exchange (NYSE) listings and our registration with the Securities and Exchange Commission (SEC) in the United States.

This Corporate Governance Statement is current as at 27 August 2024 and has been approved by the Board.

More information on our corporate governance framework and practices is available at bhp.com/governance, which includes links to our Appendix 4G and each of the publicly available documents referenced in this Corporate Governance Statement.

2. FY2024 corporate governance highlights

Our Values

The Board approved the refreshed BHP values which were updated in May 2024. Our Values reflect what we stand for and who we aspire to be.

BHP Board updates

Our Board welcomed two new Non-executive Directors, Ross McEwan and Don Lindsay in FY2024, following the retirement of Non-executive Directors Terry Bowen and Ian Cockerill.

Investor engagement

We facilitated several investor engagement events and held presentations and briefings on key topics, for example decarbonisation, preparation of our Climate Transition Action Plan 2024 and key ESG themes at our ESG roundtable.

Diversity

Our Board continued to be gender balanced in FY2024 (which we define as a minimum 40 per cent women and 40 per cent men in line with the definition used by entities such as the International Labour Organization).

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 99 3. BHP’s governance structure Board Our People Risk and Audit Committee Nomination and Governance Executive Committee CEO Leadership Team People and Shareholders Remuneration Committee Sustainability Committee Board Committees The Board has ultimate responsibility for overseeing BHP’s governance. The Board has established Committees to assist it in exercising The role of the Board, as set out in the Board Governance Document, is its authority, including monitoring the performance of BHP, to gain to represent shareholders and promote and protect the interests of BHP in assurance that progress is being made towards our purpose within the the short and long term. limits delegated by the Board. There are four standing Committees: The Board Governance Document outlines the Board’s responsibilities the Nomination and Governance Committee, Risk and Audit Committee, and processes, including the matters specifically reserved for the Board, Sustainability Committee and People and Remuneration Committee. the authority delegated to the Chief Executive Officer (CEO) and the Each Committee is delegated authority by the Board under its Charter. accountability of the CEO for that authority, and provides guidance on These Charters are available at bhp.com/governance the management of the relationship between the Board and the CEO. The Board Governance Document was updated in FY2023 and took effect from 1 July 2023. For more information on each of the Committees refer to section 5 The matters reserved for the Board as set out in the revised Board Governance Document include: Chair – appointing the CEO and determining the terms of the appointment The Chair is responsible for leading the Board and ensuring it operates – approving the appointment of Executive Leadership Team (ELT) to high governance standards. In particular, the Chair facilitates members and material changes to the organisational structure involving constructive Board relations and the effective contribution of all direct reports to the CEO Non-executive Directors. – succession planning for the CEO and direct reports to the CEO – monitoring the performance of the CEO and the Group Group Company Secretary – monitoring Board composition, processes and performance The Group Company Secretary is accountable to the Board and – approving the Group’s values, Our Code of Conduct, purpose and advises the Chair, the Board and individual Directors on all matters risk appetite of governance process. – establishing, approving and assessing measurable objectives for Chief Executive Officer achieving gender diversity in the composition of the Board, senior executives and workforce generally and assessing the Group’s progress The CEO is accountable to the Board for the authority that is delegated in achieving those measurable objectives to the CEO and for the performance of the Group. The CEO works in a – approving strategy, annual budgets, balance sheet management and constructive partnership with the Board and is required to report regularly funding strategy to the Board on progress. – approving commitments, capital and non-capital items, acquisitions and Access to management divestments above specified limits – approving the dividend policy and determining dividends The Board has extensive access to members of senior management who frequently attend Board and Committee meetings. Management makes – approving significant social, community and sustainability policies, presentations and engages in discussions with Directors, answers including those related to climate change and public sustainability goals questions and provides input and perspective on their areas and targets of responsibility. The Board also engages with members of management – reviewing and monitoring the effectiveness of the Group’s systems of at site visits. principal and emerging financial and non-financial risk management The Board also holds discussions in the absence of management and internal control, and making sure there is an appropriate risk as required. management framework in place – determining and adopting documents (including the publication of reports and statements to shareholders) that are required by BHP’s Constitution, statute or by other external regulation – determining and approving matters that are required by BHP’s Constitution, statute or by other external regulation to be determined or approved by the Board The Board Governance Document is available at bhp.com/governance

100 BHP Annual Report 2024

Corporate Governance Statement continued

4. Board composition and succession

4.1 Board of Directors and Company Secretary

The Board currently has 10 members. The Directors' qualifications, experience and special responsibilities are listed below.

Key to Committee membership

- Committee Chair
- Committee member
- RA Risk and Audit
- NG Nomination and Governance
- PR People and Remuneration
- S Sustainability



Ken MacKenzie

BEng, FIEA, FAICD

NG

Appointment

Independent Non-executive Director since September 2016

Chair since 1 September 2017

Skills and experience

Ken MacKenzie has global executive experience and a deeply strategic approach, with a focus on operational excellence, capital discipline and the creation of long-term shareholder value.

Ken was the Managing Director and Chief Executive Officer of Amcor Limited, a global packaging company with operations in over 40 countries, from 2005 until 2015.

Ken brings business management and leadership skills in global supply chains and governance, gained during his career in developed and emerging markets in the Americas, Australia, Asia and Europe. Ken has experience in leading strategic transformation at a business and enterprise-wide level. His commitment to continuous learning and skills development provides valuable insights to Board deliberations and guidance to BHP's leadership team in navigating the fast-changing dynamics of the global economy and markets.

Current appointments

Ken is the Chair of Melbourne Business School Limited (since June 2023), sits on the Advisory Board of American Securities Capital Partners LLC (since January 2016), and is a part-time adviser at Barrenjoey (since April 2021).



Mike Henry

BSc (Chemistry)

Appointment

Non-independent Director since January 2020

Chief Executive Officer since 1 January 2020

Skills and experience

Mike Henry has over 30 years' experience in the global mining and petroleum industry, spanning operational, commercial, safety, technology and marketing roles.

Mike joined BHP in 2003 and has been a member of the Executive Leadership Team since 2011. Prior to joining BHP, Mike worked in the resources industry in Canada, Japan and Australia.

Mike brings deep operational and market knowledge across a range of commodities and a strategic approach to resource and skills development to implement BHP's strategy and future growth options that will support global economic growth and decarbonisation. He is focused on creating a safe, high-performance culture, enabled by an inclusive workplace in which people are empowered at every level through the BHP Operating System.

Mike is committed to building strong relationships with governments, Indigenous partners, community stakeholders and business partners to ensure BHP's activities deliver mutual benefit to these stakeholders while driving strong value for shareholders. Mike brings a disciplined approach to the Board's considerations of capital allocation in assets, technology, commodities and risk management.



Xiaoqun Clever-Steg

Diploma in Computer Science and International Marketing, MBA

RA

Appointment

Independent Non-executive Director since October 2020

Skills and experience

Xiaoqun Clever-Steg has over 20 years' experience in technology with a focus on software engineering, data and AI, cybersecurity and digitalisation.

Xiaoqun was formerly Chief Technology Officer of Ringier AG and ProSiebenSat.1 Media SE and Chief Operating Officer of Technology and Innovation at SAP and President of SAP Labs China.

Xiaoqun brings significant expertise in the development, selection and implementation of business transforming technology, innovation and assessment of opportunities and risks in digital disruption. She has knowledge and relationships across the technology and innovation start-up sector across Europe, Asia and North America and brings depth to the Board's review of managing cybersecurity risks as well as assessment of opportunities to invest in proven and emerging technologies in the discovery of new mineral deposits, safer and more cost-effective processing, and technologies to reduce GHG emissions and support the energy transition.

Current appointments

Xiaoqun is a Non-executive Director of Amadeus IT Group SA (since June 2020), a Non-executive Director of Straumann Group (since April 2024) and on the Supervisory Board of Infineon Technologies AG (since February 2020).

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 101



Gary Goldberg

BS (Mining Engineering), MBA

S NG

Appointment

Independent Non-executive Director since February 2020

Senior Independent Director since 21 December 2020

Skills and experience

Gary Goldberg has over 40 years' global executive experience, including deep experience in mining, strategy, risk, commodity value chain, capital allocation discipline and public policy.

Gary was the Chief Executive Officer of Newmont Corporation (from 2013 to 2019), and prior to that, President and Chief Executive Officer of Rio Tinto Minerals. Gary has also been a Non-executive Director of Port Waratah Coal Services Limited and Rio Tinto Zimbabwe, and served as Vice Chair of the World Gold Council, Treasurer of the International Council on Mining and Metals, Co-Chair of the World Economic Forum Mining and Metals Industry community and Chair of the National Mining Association in the United States.

Gary is recognised for his leadership in bringing the mining industry together to raise standards in safety and environmental performance in conjunction with community and government partnerships in America and around the world. He has management experience in implementing strategies focused on safety, decarbonisation and transformational investment for commodities with long-dated cycles, along with his contribution to policy development in environmental management globally.

Current appointments

Gary is a Director of Imperial Oil Limited (since May 2023).



Michelle Hinchliffe

BCom, FCA, ACA

RA NG

Appointment

Independent Non-executive Director since March 2022

Skills and experience

Michelle Hinchliffe has over 20 years' experience as a partner in KPMG's financial services division.

Michelle was formerly a partner of KPMG and held a number of roles, including as the UK Chair of Audit, a member of the KPMG UK Executive Committee, and led KPMG's financial services practice in Australia and was a member of the KPMG Australia Board.

Michelle has expertise and experience in understanding the complexities of multi-national firms operating in multiple reporting and regulatory frameworks across Europe, the Americas, Asia and Africa. Her financial expertise and audit experience across a range of industries and businesses, including in Australia, bring insights to the Board on BHP's assessment of risk, returns and its long-term capital plan to create financial strength and support BHP's future growth.

Current appointments

Michelle is a Non-executive Director of Santander UK plc and Santander UK Group Holdings Plc (since June 2023) and Macquarie Group Limited and Macquarie Bank Limited (since March 2022).



Don Lindsay

BS (Hons), MBA

RA S

Appointment

Independent Non-executive Director since May 2024

Skills and experience

Don Lindsay has more than 40 years' global experience, including in mining and resource development, financial markets, transformational leadership, growth and value creation.

Don was the President and Chief Executive Officer of Teck Resources Limited (from 2005 to 2022) and prior to that, worked for almost 20 years with CIBC World Markets Inc., where he served as President, Head of Investment and Corporate Banking and Head of the Asia Pacific Region. Don also served as Chair of the Board of Governors for Mining and Metals for the World Economic Forum, Chair of the Business Council of Canada and Chair of the International Council on Mining and Metals.

Don brings extensive experience in global resource development as well as sustainability, community health, safety and global education and business forums. His technical and management experience across a range of commodities and mining jurisdictions brings a unique understanding of prospective resources, cost of development and operations, and the assessment of opportunities to strengthen the portfolio of world-class assets.

Current appointments

Don is Chair of the Board of Manulife Financial Corporation (since February 2023) and the Invictus Games Vancouver Whistler 2025 (since November 2022).



Ross McEwan

BBus

RA PR

Appointment

Independent Non-executive Director since April 2024

Skills and experience

Ross McEwan has over 30 years' global executive experience, including in the financial services industry, with deep expertise in capital allocation, risk management and value creation in complex regulatory environments.

Ross was the CEO of National Australia Bank (from 2019 to April 2024) and Group CEO of the Royal Bank of Scotland (from 2013 to 2019). Prior to that, he held executive roles at Commonwealth Bank of Australia, First NZ Capital Securities and National Mutual Life Association of Australasia/AXA New Zealand.

Ross brings a strong focus on people and culture, technology and innovation and has extensive experience in capital allocation and value creation. He has worked closely with a wide range of stakeholders, including customers, governments and regulators and brings a global perspective. Ross has a deep understanding of organisational transformation and brings a very strong focus on the customer and technology as a driver of change.

Current appointments

Ross is currently on the Board of QinetiQ Group Plc (since March 2024) and Ruminant Biotech Corp Limited (since June 2021).

102 BHP Annual Report 2024

Corporate Governance Statement continued



Christine O'Reilly

BBus

PR RA NG

Appointment

Independent Non-executive Director since October 2020

Skills and experience

Christine O'Reilly has over 30 years' experience in the financial and infrastructure sectors, with deep financial and public policy expertise and experience in large-scale capital projects and transformational strategy.

Christine was the Chief Executive Officer of the GasNet Australia Group and Co-Head of Unlisted Infrastructure Investments at Colonial First State Global Asset Management, following an early career in investment banking and audit at Price Waterhouse. Christine has also served as a Non-executive Director of Medibank Private Limited (from March 2014 to November 2021), Transurban Group (from April 2012 to October 2020), CSL Limited (from February 2011 to October 2020) and Energy Australia Holdings Limited (from September 2012 to August 2018).

Christine has a deep understanding of financial drivers of the businesses and experience in capital allocation discipline across sectors that have long-dated paybacks for shareholders and stakeholders. Her insights into cost efficiency and cash flow as well as the impact of policy on innovation, investment and project development are key inputs for the Board.

Current appointments

Christine is a Non-executive Director of Australia and New Zealand Banking Group (since November 2021), Stockland Limited (since August 2018) and Infrastructure Victoria (since November 2023).



Catherine Tanna

LLB, Honorary Doctor of Business

S NG PR

Appointment

Independent Non-executive Director since April 2022

Skills and experience

Catherine Tanna has more than 30 years' experience in the resources, oil and gas, power generation and retailing sectors.

Catherine was formerly Managing Director of Energy Australia between 2014 and 2021. Prior to this, she held senior executive roles with Shell and BG Group with responsibility for international operations across Africa, North Asia, Russia, North America, Latin America and Australia. Catherine was also a member of the Board of the Reserve Bank of Australia (from 2011 to 2021) and a Director of the Business Council of Australia (from 2016 to 2021).

Catherine has a track record in leading cultural change and sponsoring gender equity, diversity and inclusion across business and more broadly. She brings an understanding of and contribution to complex regulatory and policy environments. Catherine's experience in seeking to align customer and community expectations, particularly Indigenous communities, with those of the enterprise and regulators, provides unique insight and input to the Board.

Current appointments

Catherine is a Non-executive Director at Bechtel Corporation (since May 2023), Chair of Bechtel Australia (since December 2023), Senior Advisor at McKinsey & Company Inc (since April 2022) and a member of the Advisory Board of Fujitsu Australia (since February 2022).



Dion Weisler

BASc (Computing), Honorary Doctor of Laws

PR S

Appointment

Independent Non-executive Director since June 2020

Skills and experience

Dion Weisler has extensive global executive experience, including transformation and commercial experience in the global information technology sector, with a focus on capital discipline and stakeholder engagement.

Dion was formerly a Director and the President and Chief Executive Officer of HP Inc. (from 2015 to 2019) and continued as a Director and Senior Executive Adviser (until May 2020). He previously held senior executive roles at Lenovo Group Limited, was General Manager Conferencing and Collaboration at Telstra Corporation and held various positions at Acer Inc., including as Managing Director, Acer UK.

Dion brings experience in transforming megatrends into opportunities and growth and valuable insight on the power of innovation, technology and data. His experience also demonstrates insights into strategy development in the global energy transition, where safety, decarbonisation and stakeholder management are critical.

Current appointments

Dion is a Non-executive Director of Intel Corporation (since June 2020) and a Non-executive Director of Thermo Fisher Scientific Inc. (since March 2017).



Stefanie Wilkinson

BA, LLB (Hons), LLM, FGIA

Appointment

Group Company Secretary since March 2021

Skills and experience

Stefanie Wilkinson was appointed Group Company Secretary effective March 2021 and Group General Counsel effective 2 April 2024. Prior to joining BHP, Stefanie was a Partner at Herbert Smith Freehills, a firm she was with for 15 years, specialising in corporate law and governance for listed companies. Earlier in her career, Stefanie was a solicitor at Allen & Overy in the Middle East. Stefanie is a fellow of the Governance Institute of Australia.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 103

4.2 Director independence

The Board is committed to ensuring that a majority of Directors are independent.

The Board has adopted a policy that it uses to determine the independence of its Directors.

The **Policy on the Independence of Directors** is available at bhp.com/governance

Determination of Director independence

The Board confirms that it considers all current Non-executive Directors, including the Chair, to be independent of management and free of any interest, position or relationship that might influence, or reasonably be perceived to influence, in a material respect their capacity to bring an independent judgement to bear on issues before the Board and to act in the best interests of BHP as a whole rather than in the interests of an individual security holder or other party.

A determination of independence is carried out upon a Director's appointment and re-election, annually, and when any new interests, positions or relationships are disclosed by a Director. Some Directors hold or have previously held positions in companies that BHP has commercial relationships with.

The Board has assessed the relationships between BHP and the companies in which Directors hold or held positions and has concluded that the relationships do not interfere with the Directors' capacity to bring an independent judgement to bear on issues before the Board, or their ability to act in the best interests of BHP as a whole.

Conflicts of interest

In accordance with Australian law, if a situation arises for consideration where a Director has a material personal interest, the affected Director takes no part in decision-making unless approval is provided by the non-interested Directors. Provisions for Directors' interests are set out in the Constitution of BHP Group Limited.

4.3 Board appointments and succession planning

BHP adopts a structured and rigorous approach to Board succession planning to guard against the consequences of unforeseen departures and facilitate the orderly replacement of current Directors and oversees the development of a diverse pipeline. This process is continuous, with the aim of allowing the Board to determine an appropriate balance on the Board between experience and fresh perspectives, and the Board continues to be fit for purpose.

As part of this process, Ross McEwan was appointed to the Board in April 2024 and Don Lindsay was appointed to the Board in May 2024 following the retirements of independent Non-executive Directors, Terry Bowen in November 2023 and Ian Cockerill in April 2024.

Before the Board formally appoints a person or puts a person forward for election, the Board, with the assistance of external consultants, will conduct appropriate background and reference checks as to that person's character, experience, education and criminal and bankruptcy history.

The Board has adopted a letter of appointment that contains the terms on which Non-executive Directors will be appointed, including the basis upon which they will be indemnified by the Group. The letter of appointment defines the role of Directors, including the expectations in terms of independence, participation, time commitment and continuous improvement. Written agreements are in place for all Non-executive Directors.

4.4 Director induction, training and development

Upon appointment, each new Non-executive Director undertakes an induction program tailored to their needs. Non-executive Directors also undertake an induction program when they join a new Committee, which is tailored to the areas specific to that Committee's role and the Director's previous experience.

Following the induction program, Non-executive Directors participate in continuous improvement activities through a training and development program, which is overseen by the Nomination and Governance Committee to help Directors, individually and collectively, develop and maintain the skills and knowledge to assist them in performing their role effectively. The training and development program is periodically reviewed to maximise effectiveness and to tailor the program to the Directors' needs and the Board's areas of focus.

Throughout the year, the Chair discusses development areas with each Director. Board Committees review and agree their needs for more briefings. The benefit of this approach is that induction and learning opportunities can be tailored to Directors' Committee memberships, as well as the Board's specific areas of focus. This approach is also intended to ensure a coordinated process for succession planning, Board renewal, training and development and Committee composition. In turn, these processes are relevant to the Nomination and Governance Committee's role in identifying appropriate Non-executive Director candidates.

Examples of activities in the training and development program include:

- briefings and development sessions and deep dives to provide each Director with a deeper understanding of the activities, environment, key issues and direction of BHP assets, along with broader sustainability, climate-related, geopolitical and cybersecurity considerations
- training on crisis management
- site visits to provide insights into key issues at BHP's sites and to provide an opportunity for direct engagement with a cross-section of workforce, community members, contractors, Indigenous and First Nations representatives and other stakeholders
- engagement with external experts to discuss views on current and emerging trends and risks (threats and opportunities)

4.5 Director skills, experience and attributes

Overarching statement of Board requirements

At BHP, we know inclusive and diverse teams are safer and more productive. This is because people in these teams feel safe to speak up, share their ideas and different points of view, and work together to solve problems and make better decisions.

The BHP Board is no different and believes its members should comprise Directors with a broad range of skills and diversity for the Board to:

- provide the breadth and depth of understanding necessary to effectively create long-term shareholder value
- protect and promote the interests of BHP and the creation of social value
- ensure the talent, capability and culture of BHP support the long-term delivery of our strategy

Attributes and commitment to role

All Directors are expected to comply with *Our Code of Conduct*, act with integrity, lead by example and promote the desired culture.

The Board believes each Non-executive Director has demonstrated the attributes of sufficient time to undertake the responsibilities of the role, honesty and integrity, and a preparedness to question, challenge and critique throughout the year through their participation in Board meetings, and the other activities they have undertaken in their roles.

Skills matrix

The Board, supported by the Nomination and Governance Committee, reviews the skills and diversity represented by the Directors on the Board and determines whether the composition and mix of those skills remains appropriate to achieve BHP's purpose and strategy.

The Board maintains a skills matrix that identifies the skills and experience the Board needs for the next period of BHP's development, considering BHP's circumstances and the changing external environment.

The Board skills matrix identifies the future-facing skills the Board intends to build, acquire and retain over the medium term in anticipation of its needs as it pursues its strategy of securing growth options in future-facing commodities. The Board skills matrix not only indicates the skills the Board currently possesses, but also provides an illustration of the new skills the Board intends to acquire. An external service provider is engaged to assess the relevant skills and experience of the Directors on the Board set out in the skills matrix.

The Board collectively possesses all the skills and experience set out in the skills matrix, and each Director satisfies the Board requirements and attributes discussed above.

104 BHP Annual Report 2024

Corporate Governance Statement continued

Skills and attributes	Number of Directors
Mining Senior executive who has deep operating or technical mining experience with a large company operating in multiple countries; successfully optimised and led a suite of large, global, complex operating assets that have delivered consistent and sustaining levels of high performance (related to cost, returns and throughput); successfully led exploration projects with proven results and performance; delivered large capital projects that have been successful in terms of performance and returns; and a proven record in terms of health, safety and environmental performance and results.	3
Global experience Global experience gained from working, managing business units and residing in multiple geographies over an extended period of time, including a deep understanding of and experience with global markets, and the geopolitical and economic environment.	9
Strategy Senior executive who has had accountability for enterprise-wide strategy development and implementation in industries with long cycles and developing and leading business transformation strategies.	10
Commodity value chain and customers End-to-end value or commodity chain experience – understanding of consumers and customers, marketing demand drivers (including specific geographic markets) and other aspects of commodity chain development.	8
Financial acumen Extensive financial experience and the capability to evaluate financial statements and understand key financial drivers of the business, bringing a deep understanding of corporate finance and internal financial controls.	10
Operating risk Extensive experience with the development and oversight of complex frameworks focused on the identification, assessment and assurance of operational workplace health, safety, environment, climate and community risks.	9
Technology Recent experience and expertise with the development, selection, and implementation of leading and business transforming technology and innovation and responding to digital disruption.	8
Capital allocation and cost efficiency Extensive direct experience gained through a senior executive role in capital allocation discipline, cost efficiency and cash flow, with proven long-term performance.	8
Social value, community, and stakeholder engagement Extensive track record of positive external stakeholder engagement including in relation to community issues and social responsibility. In depth understanding of public policy, government relations and the intersection between value generation and corporate reputation.	7
Sustainability and decarbonisation transition Understanding of, and experience with the identification and management of threats and opportunities related to sustainability, and decarbonisation transition.	8
People and talent Extensive experience in talent and capability strategies, including for development, recruitment and retention, and industrial relations, managing workforce transitions and upskilling workforce during periods of rapid change.	8

4.6 Diversity

BHP has adopted an Inclusion and Diversity Position Statement, which sets out our diversity policy and our priorities to accelerate the delivery of a more inclusive work environment and to enhance overall workplace diversity.

BHP's **Inclusion and Diversity Position Statement** is available at bhp.com/careers/inclusion-diversity and is summarised in **OFR 6.6**

Our aspiration is to achieve gender balance within our employee workforce globally by the end of CY2025. We define gender balance as a minimum 40 per cent women and 40 per cent men, in line with the definitions used by entities such as the International Labour Organization.

The Board is responsible for approving the measurable objectives for achieving diversity in the composition of the Board, senior executives and workforce generally and assessing the Group's progress in achieving those measurable objectives, which are set out below. The Nomination and Governance Committee reviews and makes recommendations to the Board on the diversity and measurable objectives for achieving diversity in the composition of the Board and reviews the progress in achieving those measurable objectives.

Measurable objectives for FY2024:

1. Increase female employee representation to 40 per cent by the end of FY2025

   Progress in FY2024: In FY2024, the Board approved the objective to increase the representation of women across the BHP employee workforce by 3 per cent from the FY2023 objective of 35.2 per cent. During FY2024, BHP increased the representation of women working at BHP by 1.9 percentage points, with women now representing 37.1 per cent of the global employee workforce as at 30 June 2024.[1]

2. Maintain balanced representation for the Board and senior executives (defined as ELT and direct reports to the ELT in grade 15 and above roles)

   Progress in FY2024: Our Board continued to be gender balanced in FY2024.

   Our senior executive ranks remain consistent and represent 40.9 per cent women in FY2024.

For more information on our focus areas for diversity during FY2024 and the respective proportions of men and women on the Board, in senior executive positions and across the employee workforce refer to **OFR 6.6**

More diversity data is available in the **BHP ESG Standards and Databook 2024** available at bhp.com/ESGStandards2024

The Board's composition reflects gender balance and a diversity of experience, education and geographic background.

As at 30 June 2024, 40 per cent of Directors are female and the BHP Board satisfies the target in the UK Listing Rules and the guidance of having at least 30 per cent of Directors of each gender in accordance with the ASX Fourth Edition. BHP also satisfies the UK Listing Rule target of having at least one Director from a minority ethnic background on the Board.

BHP does not currently satisfy the UK Listing Rule target that at least one of the senior positions on the Board (which for BHP is the Chair, Chief Executive Officer and Senior Independent Director) is held by a woman. The UK Listing Rule target also includes the Chief Financial Officer in the category of a senior position on the Board. Vandita Pant was appointed as Chief Financial Officer in March 2024, but, in common with Australian listed company practice, the Chief Financial Officer is not a Director on the Board of BHP. As part of its succession planning, the Board reviews the skills and diversity (including gender, age, personal strengths and social and ethnic

Board tenure and diversity

Tenure

0>3 years	40%
3>6 years	50%
6>9 years	10%



Region of nationality

Australia/NZ	60%
Europe/UK	10%
North America	30%



Gender diversity

Female	40%
Male	60%



1. Progress does not include data from the Daunia and Blackwater mines which were divested during the year.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 105

backgrounds) represented by Directors on the Board and determines whether the composition and mix of those skills and diversity remains appropriate to achieve BHP's purpose and strategy.

The tables in Additional information 7 set out the information required under the UK Listing Rules on diversity as at 30 June 2024. The data presented in these tables was collected by requesting all members of the Board, ELT and Group Company Secretary self-report in questionnaires that include the tables prescribed by the UK Listing Rules.

4.7 Board evaluation

The Board is committed to transparency in assessing the performance of Directors. The Board conducts regular evaluations of its performance, the performance of its Committees, the Group Chair, Directors and the governance processes that support the Board's work.

The evaluation considers the balance of skills, experience, independence and knowledge of the Group on the Board, its diversity and culture, and the operation of governance processes.

In FY2024, an internal evaluation was conducted with the assistance of external service provider, Lintstock. An external Board evaluation is conducted approximately every three years and was last conducted in FY2023.

Review of individual Director performance

The Board has adopted a policy for all Non-executive Directors to seek re-election annually. The Board uses the results of Director performance evaluations in considering whether to nominate a Director for re-election by shareholders. In FY2024, an assessment was conducted of each Director's performance prior to their nomination for re-election with the assistance of external service provider, Lintstock. Lintstock does not have any other connection with the Group or individual Directors.

The assessment of Directors focused on the contribution of each Director to the work of the Board and its Committees, and the expectations of Directors as set out in BHP's governance framework. In addition, the assessment focused on how each Director contributes to Board cohesion and effective relationships with fellow Directors, commits the time required to fulfil their role and effectively performs their responsibilities. Directors were asked to comment on areas where their fellow Directors contribute the greatest value and potential areas for development.

Lintstock provided feedback received to the Chair, which was then discussed with Directors. Feedback relating to the Chair was discussed with the Chair by the Senior Independent Director. As a result of these outcomes, the review supported the Board's decision to recommend each Director standing for re-election.

Committee assessments

Following an assessment of its work, each Committee concluded that it had met the requirements under its Charter in FY2024.

5. Board Committees

The Board has four standing Committees and has delegated a number of duties to each Committee to assist the Board in exercising its responsibilities and discharging its duties. Each Committee's Charter sets out the Committee's roles and responsibilities. These Charters were reviewed and updated in FY2023 as part of the governance review. The aim was to review Board and Committee responsibilities and streamline and modernise the documents in order to best support BHP's strategy and purpose.

The updated Charters took effect from 1 July 2023 and are available at bhp.com/governance

BHP's Board and Committee governance structure facilitates a considered and integrated approach on key matters, for example:

- Climate change is a Board-level issue. The Board is responsible for the governance and oversight of climate change issues, including in relation to our strategic approach, risk management and public disclosures. The Board approves significant social, community and sustainability policies, including those related to climate change and public sustainability goals and targets, and oversees performance against our strategy, goals and targets. The Board is supported by each of its Committees:
  - The Nomination and Governance Committee reviews and makes recommendations to the Board on the Group's significant social, community and sustainability policies, including those related to climate change. The Committee also reviews and makes recommendations to the Board on the Group's public sustainability targets and goals.
  - The Risk and Audit Committee is responsible for assisting the Board in overseeing and reviewing emerging and principal risks facing the Group, including climate risks. The Risk and Audit Committee also reviews and recommends to the Board public financial disclosures regarding sustainability matters.
  - The Sustainability Committee reviews and advises the Board on the adequacy of the Group's governance and performance in relation to climate matters. The Committee also reviews and recommends to the Board disclosures regarding sustainability matters in the Annual Report and other public documents related to the Group's reporting on climate matters.
  - The People and Remuneration Committee is responsible for reviewing and recommending to the Board for approval of performance measures and performance outcomes against those performance measures for the ELT. In doing so, the Committee considers recommendations from the Sustainability Committee in relation to climate measures.
- Sexual harassment is a Board-level issue, supported by the Risk and Audit Committee on the risk and compliance aspects and the Sustainability Committee on the safety, operational aspects and security controls.
- Technology and cyber risk are Board-level issues, supported by the Risk and Audit Committee, which reviews emerging and principal risks facing the Group, including cyber risk.

The Board appoints the members and Chair of each Committee. Only independent Non-executive Directors can be Committee Chairs.

The members and key roles and responsibilities of each Committee are set out below.

For Committee attendance and members during FY2024 refer to Directors' Report 2

5.1 Nomination and Governance Committee

Members

Ken MacKenzie (Chair), Terry Bowen (until 1 November 2023), Gary Goldberg, Michelle Hinchliffe (from 1 November 2023), Christine O'Reilly, Catherine Tanna (from 1 July 2024)

Key responsibilities/role and focus:

The role of the Nomination and Governance Committee is to support the Board in relation to governance and nomination matters.

The Committee oversees the Group's corporate governance framework and practices, succession planning and processes, Board and Director performance evaluation, Director training and development, and advises and makes recommendations to the Board on the Group's existing corporate governance policies, structures or practices.

The Committee also supports the Board with sustainability-related matters that encompass issues that affect the whole of the Group, including areas of strategy, risk and reporting, people and remuneration by reviewing and recommending to the Board for approval the Group's:

- significant social, community and sustainability policies, including those related to climate change, industry associations and charitable contributions
- public sustainability targets and goals

Key activities in FY2024:

Succession planning processes

- Board and Committee succession
- Identification of suitable Non-executive Director candidates
- Partnering with search firms regarding candidate searches

Evaluation and training

- Board evaluation and Director performance evaluation
- Director development program and training
- Assessment of independence of Non-executive Directors

Governance practices

- Crisis management
- Review of the Climate Transition Action Plan 2024

106 BHP Annual Report 2024

Corporate Governance Statement continued

5.2 Risk and Audit Committee

Members

Michelle Hinchliffe (Chair since 1 November 2023, and a member of the Committee prior to this date), Terry Bowen (Chair until 1 November 2023), Xiaoqun Clever-Steg, Ian Cockerill (until 4 April 2024), Don Lindsay (from 1 May 2024), Ross McEwan (from 3 April 2024), Christine O'Reilly

Key responsibilities/role and focus:

The role of the Risk and Audit Committee is to support and advise the Board in relation to financial reporting, external and internal audit, capital management and risk management. The Committee also oversees and assists the Board in reviewing the emerging and principal risks facing the Group, including financial and non-financial risks that could threaten the Group's business model, future performance, solvency, liquidity or reputation.

US committee membership requirements

The Board is satisfied that Michelle Hinchliffe, who serves as Chair on the Risk and Audit Committee, meets the financial expert requirements under the US Securities and Exchange Commission (SEC) Rules and is independent under applicable NYSE rules. The Board is also satisfied that the Committee meets the independence criteria under Rule 10A-3 of the Exchange Act.

Key activities in FY2024:

Integrity of Financial Statements and funding matters

- Accounting matters for consideration, materiality limits, half-year and full-year results
- Sarbanes-Oxley Act of 2002 (SOX) compliance
- Financial governance procedures
- Funding and guarantee updates
- Samarco dam failure provision, including related provisions and contingent liabilities
- Carrying value of BHP's assets
- Climate-related financial statement and risk disclosures
- Closure and rehabilitation provisions
- Disputes and litigation updates

External Auditor and integrity of the audit process

- Status and results of the external audit
- Management and External Auditor closed sessions
- Audit plan and review of the External Auditor's performance
- External Auditor independence and non-audit services

Effectiveness of systems of internal control and risk management

- Reports on the significant risks facing the Group and the Group's systems of risk management and internal control (including cybersecurity and data privacy)
- Internal audit reports, annual internal audit plan and review of performance of the Internal Audit team
- Reports on sexual harassment, racism and bullying, serious breaches of business conduct, regulatory compliance and grievance and investigation processes
- Reserves and resources updates

5.3 Sustainability Committee

Members

Catherine Tanna (Chair from 1 July 2024), Gary Goldberg (Chair until 1 July 2024), Ian Cockerill (until 4 April 2024), Don Lindsay (from 1 May 2024), Dion Weisler

Key responsibilities/role and focus:

The role of the Sustainability Committee is to support and advise the Board on sustainability matters.

The Committee oversees the Group's health, safety, environment, climate and community performance, including implementation of the Group's strategy, policies and processes in relation to these matters.

The Committee also reviews and advises the Board on the adequacy of the Group's governance of health, safety, environment, climate and community matters, including consideration of emerging areas of risk related to the Group's operations and its engagement with customers, suppliers and communities.

Key activities in FY2024:

Sustainability

- Operational decarbonisation, water stewardship, cultural heritage and Indigenous engagement, biodiversity, closure and rehabilitation, fatality elimination program and integrated contractor management program updates
- Site visits
- Reports on material health, safety, environment, climate and community risks, including tailings, occupational safety and sexual harassment
- Health, safety and security function plan
- Internal audit reports and annual internal audit plan related to health, safety, environment, and community

Disclosure

- Health, safety and environment compliance updates
- Sustainability disclosures
- Group Modern Slavery Statement
- Disclosures for Global Industry Standard on Tailings Management

Performance

- Monitor health, safety, environment, climate and community performance, including progress against 2030 goals
- Safety and sustainability measures and performance outcomes for the ELT FY2024 CDP scorecard
- Review health, safety and environment function and performance of the Group Health, Safety and Security Officer

5.4 People and Remuneration Committee

Members

Christine O'Reilly (Chair), Ross McEwan (from 3 April 2024), Catherine Tanna, Dion Weisler

Key responsibilities/role and focus:

The role of the People and Remuneration Committee is to support and advise the Board on people and remuneration matters.

The Committee oversees the Group's key strategies and policies relating to people, including for attraction, recruitment, motivation and retention, employee engagement, leadership and talent development, industrial relations and employee conduct, and monitors the effectiveness of the Group's people and culture strategy and its alignment with the Group's purpose and values.

The Committee oversees and monitors the remuneration framework and practices, including the adoption of incentive plans, levels of reward for the CEO and other ELT members and any major changes in employee benefits structures in the Group.

For information on BHP's remuneration practices and policies, including on hedging BHP shares and equity instruments, refer to the **Remuneration Report**

Key activities in FY2024:

Remuneration

- Executive remuneration strategies
- Group Chair, CEO, ELT members and Group Company Secretary remuneration

People

- People culture and strategy, people policies and governance, material workforce trends
- Employee engagement, leadership and talent development
- Diversity and inclusion policies and measurable objectives (below Board level)

Incentive plans

- BHP's employee incentive plans

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 107

6. Management

Below the level of the Board, key management decisions are made by the CEO, the ELT, management committees and members of management in accordance with their delegated authority.

6.1 Executive Leadership Team



Edgar Basto

Chief Operating Officer

(BSc, Metallurgy)

Edgar Basto joined BHP in 1989 and was appointed Chief Operating Officer in October 2022. Edgar is responsible for Group Health, Safety and Security, the BHP Operating System (BOS) and global Performance and Improvement. Edgar's accountability also includes Copper South Australia and its long-term growth pathway following the recent integration of the former OZ Minerals operations into our business. Edgar has previously held senior roles at BHP, including President Minerals Australia, Asset President of Western Australia Iron Ore and Asset President Escondida (Chile).



Caroline Cox

Chief Legal, Governance and External Affairs Officer

(BA (Hons), MA, LLB, BCL)

Caroline Cox joined BHP in 2014 and was appointed Chief Legal, Governance and External Affairs Officer in November 2020. Caroline is responsible for Legal, Governance, Ethics and Investigations, Compliance, Global Corporate Affairs and Communications and Sustainability and Social Value. Caroline has previously held senior roles at BHP, including Vice President Legal, Group General Counsel, and Group General Counsel & Company Secretary. Prior to joining BHP, Caroline was a Partner at Herbert Smith Freehills.



Brandon Craig

President Americas

(BSc Engineering (Mechanical), MBL)

Brandon Craig joined BHP in 1999 and was appointed President of BHP Americas effective 1 March 2024. Brandon is responsible for BHP's copper operations in Chile, joint venture interests in the Americas, and potash operations in Canada. Immediately prior to his appointment as President Americas, Brandon was Asset President for BHP's iron ore business in Western Australia. Brandon's expertise with BHP extends more than 20 years, holding various leadership roles spanning the fields of maintenance, marketing and human resources.



Vandita Pant

Chief Financial Officer

(BCom (Hons), MBA)

Vandita Pant joined BHP in 2016 and was appointed Chief Financial Officer effective 1 March 2024. Vandita is responsible for overseeing the Group's Reporting, Tax, Treasury, Investor Relations, Financial Planning, Risk and Internal Audit teams. Vandita has previously held senior roles at BHP, including as Chief Commercial Officer from July 2019 to 29 February 2024, Group Treasurer and Head of Europe. Prior to joining BHP, Vandita had more than 20 years' experience in executive banking roles across India, Singapore, Japan and the United Kingdom. Vandita brings strong global financial market, commodity, strategy, capital allocation and business development experience to the role.



Catherine Raw

Chief Development Officer

(MA (Cantab.), Natural Sciences, MSc, Mineral Project Appraisal, CFA)

Catherine Raw joined BHP on 29 April 2024 as Chief Development Officer. Catherine is responsible for strategy, acquisitions and divestments, securing early-stage growth options and ventures. Prior to joining BHP, Catherine held senior roles in resources and finance industries, including at SSE Thermal (a business unit of SSE plc) as Managing Director, Barrick Gold Corporation as Chief Operating Officer for North America and as Chief Financial Officer, and BlackRock as Managing Director, Natural Resources Team.



Geraldine Slattery

President Australia

(BSc, Physics, MSc, International Management)

Geraldine Slattery joined BHP in 1994 and was appointed President Australia in October 2022. Geraldine leads BHP's Australian operations in Western Australia, Queensland and New South Wales. Geraldine has previously held senior roles at BHP, including President Petroleum from March 2019 to 31 May 2022. Geraldine has 30 years' experience with BHP, including as President Petroleum, Asset President Conventional and prior to that in several senior operational and business leadership roles across the Petroleum business in the United Kingdom, Australia and the United States.



Ragnar Udd

Chief Commercial Officer

(BAppSc (Mining Engineering), MEng, MBA)

Rag Udd joined BHP in 1997 and was appointed Chief Commercial Officer effective 1 March 2024. Rag has global accountability for Sales and Marketing, Procurement, Maritime and for developing BHP's views on global commodities markets and macro trends. Rag has over 25 years' experience in the global resources industry, including in Australia, Asia and North and South America. He has held senior roles at BHP in operations, logistics, projects and technology, including President Americas from November 2020 to 29 February 2024, Acting Chief Technology Officer and Asset President of BHP Mitsubishi Alliance.



Johan van Jaarsveld

Chief Technical Officer

(BEng (Chem), MCom, Applied Finance, PhD (Eng), Extractive Metallurgy)

Johan van Jaarsveld joined BHP in 2016 and was appointed Chief Technical Officer effective 1 March 2024. Johan is responsible for Technology, Minerals Exploration, Innovation and the Centres of Excellence for Projects, Maintenance, Resources and Engineering. Johan has previously held senior executive roles at BHP, including Chief Development Officer from September 2020 to 29 April 2024. Prior to joining BHP, Johan held executive positions in resources and finance, including at Barrick Gold Corporation, Goldman Sachs and The Blackstone Group.



Jad Vodopija

Chief People Officer

(BA, PGDip (Industrial Relations and Human Resource Management), MComm)

Jad Vodopija rejoined BHP in 2019 and was appointed Chief People Officer in July 2022. Jad is responsible for organisational strategy, talent and resource management, leadership development and workforce performance. Jad has previously held senior roles at BHP, including Vice President, Human Resources. Prior to rejoining BHP, Jad was Vice President Human Resources at Orica from 2016, before which she had built her career at BHP and earlier on at Ford Motor Company.

108 BHP Annual Report 2024

Corporate Governance Statement continued

6.2 Senior management succession

A senior management succession process is conducted to support pipeline stability for critical roles. A talent deep dive is conducted by the Board at least once a year to evaluate these pipelines, including the diversity of the pipeline.

Senior management succession is viewed from a five-year perspective that considers the readiness of successors across time horizons, contexts and future capability demands. Select Board members are involved in the interview process for executive-level appointments one level below the CEO and occasionally for roles two levels below the CEO. Appropriate checks are undertaken before appointing a member of the ELT. BHP has a written agreement with each ELT member setting out the terms of their appointment.

In December 2023, BHP announced the following changes to the ELT:

- Vandita Pant was appointed as the Chief Financial Officer, effective 1 March 2024
- Ragnar Udd was appointed as the Chief Commercial Officer, effective 1 March 2024
- Brandon Craig was appointed as the President Americas, effective 1 March 2024
- Johan van Jaarsveld was appointed as the Chief Technical Officer, effective 1 March 2024
- Catherine Raw was appointed as the Chief Development Officer, effective 29 April 2024

Laura Tyler (the former Chief Technical Officer) retired from BHP on 29 February 2024 and David Lamont ceased as Chief Financial Officer on 29 February 2024 and commenced as Senior Executive Officer in an advisory and projects capacity, reporting directly to the CEO until February 2025.

6.3 Performance evaluation of executives

The performance of executives and other senior employees is reviewed on an annual basis. The annual performance review process considers the performance of executives against criteria designed to capture 'what' is achieved and 'how' it is achieved. All performance assessments of executives include how effective they have been in undertaking their role and what they have achieved against their specified key performance indicators.

A performance evaluation was conducted for all members of the ELT during FY2024. For the CEO, the performance evaluation was led by the Chair of the Board on behalf of all the Non-executive Directors and was discussed with the People and Remuneration Committee and considered by the Board.

7. Shareholders and reporting

7.1 Shareholder and stakeholder engagement

BHP shareholder engagement practices

BHP engages regularly with our shareholders to understand their views and feedback and we have an investor relations program to provide avenues for effective and timely two-way communication with investors.

We encourage shareholders to make their views known to us. Shareholders can contact us at any time through our Investor Relations team, with contact details available at bhp.com. In addition, shareholders can communicate with us and our registrar electronically.

Shareholder engagement practices

Direct engagement

We engage directly with institutional shareholders and investor representative organisations around the world to discuss strategy and governance and to enable our management, Board and Committees to regularly hear investor expectations, which can then be used to refine and develop, and continuously improve, the governance processes of BHP. We also engage directly with retail shareholders and their representatives.

Engagement on key sustainability themes

In addition to our regular investor meetings program, in FY2024 we held direct engagement sessions with lead investors, including from Climate Action 100+, Nature Action 100 and Principles for Responsible Investment's (PRI) Advance initiative. We also held engagement sessions on preparation of our Climate Transition Action Plan 2024 to obtain feedback from investors on our approach.

Webcasts and Q&A sessions

We provide webcasts and Q&A sessions as forums to update shareholders on results or other key announcements.

Website

All relevant corporate governance information, including our Annual Report, is available on our website at bhp.com. All ASX announcements are promptly posted to the website. BHP encourages direct contact from shareholders and our website has a 'Contact Us' form for contact with our Investor Relations team. Anyone who is interested in receiving news from BHP can subscribe to receive email alerts.

Chair and Non-executive Director investor meetings

The Chair and Senior Independent Director regularly meet with investors to discuss Board priorities and seek shareholder feedback. The People and Remuneration Committee Chair also meets with investors and proxy advisors to discuss remuneration.

Annual General Meeting

We facilitate and encourage shareholder participation at our Annual General Meeting (AGM). The meeting provides an opportunity for all investors to hear about BHP's performance and to question and engage with the Board and vote on the resolutions. The External Auditor is also available to answer questions at the AGM.

Information on our AGM is available at bhp.com/meetings

Before the AGM, shareholders are provided with all material information in BHP's possession relevant to their decision on whether to elect or re-elect a Director. Copies of the speeches delivered by the Chair and CEO at the AGM are released to the relevant stock exchanges and posted on our website.

Proceedings at shareholder meetings are webcast live from our website. Resolutions at general meetings are decided by a poll rather than by a show of hands.

A summary of proceedings and the outcome of voting on the items of business are released to the relevant stock exchanges and posted on our website as soon as they are available.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 109

Stakeholder engagement

The Board considers effective stakeholder engagement a key element of its governance and oversight role. Our strategy, our 2030 goals, our purpose and our Risk Appetite Statement reflect the significance of external partners and stakeholders in decision-making.

There are multiple ways the views of partners and stakeholders, beyond shareholders, are brought to the Board and its Committees.

Examples of reports that are provided to the Board include Employee Perception Survey findings, gender pay gap reports and updates from the CEO and Chief People Officer. In addition, the Risk and Audit Committee and Sustainability Committee receive reports on engagement with regulators. The Risk and Audit Committee receives reports on material litigation and disputes with third parties and misconduct concerns raised through confidential reporting platforms. The Sustainability Committee receives updates on Community Perception Survey findings.

Stakeholder engagement

Site visits

Site visits provide an opportunity for Directors to engage directly with the workforce, partners, community members, Indigenous and First Nations representatives and contractors and gain a greater understanding of the Group's operations, culture, material risks and risk management processes, and other issues relevant to the specific site. Site visits in FY2024 included to Nickel West and BMA (November 2023), New South Wales Energy Coal (February 2024), Spence (April 2024) and Jansen (June 2024).

Workforce

Directors also have the opportunity to engage directly with a cross-section of the workforce at Board and Committee meetings, at Director briefing sessions and during visits to our sites and offices.

Presentations and briefings

Presentation materials for briefings and speeches related to financial results, strategy, decarbonisation and other key topics are available at bhp.com for all stakeholders.

Events

Various events throughout the year, such as retail shareholder events in Australia and the UK and the AGM, provide opportunities for engagement with a range of partners and stakeholders, including government officials, community members, Traditional Owners and other Indigenous partners and non-government organisations.

7.2 Market disclosure

BHP is committed to timely and balanced disclosure of market sensitive information.

BHP's Market Disclosure and Communications policy sets out the processes designed to ensure compliance with BHP's relevant disclosure obligations and outlines the way in which information is communicated to shareholders, the investment community and the market. It outlines how we identify and distribute information to shareholders and market participants and sets out the role of the Disclosure Committee in managing compliance with market disclosure obligations.

The Board receives copies of material market announcements promptly after they have been released.

Where BHP gives a new and substantive investor or analyst presentation, it releases a copy of the presentation materials to the market ahead of the presentation.

The **Market Disclosure and Communications policy** is available at bhp.com/governance

In addition, we have disclosure controls in place for periodic disclosures, including the Operational Review, our results announcements, debt investor documents (such as the prospectus for the Euro or Australian Medium-Term Notes) and Annual Report documents, which must comply with relevant regulatory requirements.

More information about these verification processes can be found in the **Disclosure Controls for Periodic Disclosure** document available at bhp.com/governance

8. Culture and conduct

Code of Conduct

We are committed to the highest level of governance and strive to foster a culture that values and rewards exemplary ethical standards, personal and corporate integrity and respect for others.

The Board, together with management, plays a critical role in setting and reinforcing the culture of the Group.

Our Code of Conduct is approved by the Board and is based on *Our Values*: Do what's right, Seek better ways and Make a difference. It applies to all our Directors, senior executives and employees.

Our Code of Conduct includes our policies on speaking up and anti-bribery and corruption, sets out standards of behaviour for our people and is an important statement of the culture at BHP.

For more information on our policies on speaking up and our commitment against corruption refer to **OFR 6.8**

Our Code of Conduct is available at bhp.com/about/operating-ethically/our-code/

BHP's channels to raise misconduct concerns

We have mechanisms in place for anyone to raise a query about *Our Code of Conduct* or make a report if they feel *Our Code of Conduct* has been breached. BHP's reporting channels to raise misconduct concerns comprise an online portal and 24-hour multilingual call service. These channels are confidential and accessible to all employees, contractors and external partners and stakeholders, including members of the public, to raise concerns about misconduct that may be unethical, illegal or inconsistent with *Our Code of Conduct*. All misconduct concerns raised through our reporting channels are reviewed and categorised by the Ethics and Investigations team. Once categorised, reports are assigned in accordance with internal policy and processes to an investigator, line leader or appropriate team for resolution. All significant *Our Code of Conduct* matters and key trends from investigations are reported to the Risk and Audit Committee. These are then reported to the Board as part of its report-out process.

For more information on ethics and business conduct refer to **OFR 6.8**

More information on ethics and business conduct is available at bhp.com/ethics

110 BHP Annual Report 2024

Corporate Governance Statement continued

9. Risk management and assurance

9.1 Risk management governance structure

Risk governance

The Risk and Audit Committee (RAC) oversees and assists the Board in risk management and reviewing the emerging and principal risks facing the Group, including financial and non-financial risks that could threaten the Group's business model, future performance, solvency, liquidity or reputation. This includes business risk, financial reporting risk, insurance risk, tax risk, technology security and cyber risk, climate risk and ethical compliance programs. The Board requires the CEO to implement a system of control for identifying and managing risk. The Risk team is accountable for this system, known as BHP's Risk Framework, and also supports, challenges and verifies risk management activities to give assurance to management and the Board. The Directors, with support from the RAC, monitor and, at least annually, will review the effectiveness of the Group's systems of risk management and internal control. The RAC, in undertaking this review, makes a recommendation to the Board on whether the systems of risk management and internal control continue to be sound and whether the Group is operating with due regard to the risk appetite set by the Board.

For more information refer to OFR 8

Internal audit

The Internal Audit team provides assurance to the Board, CEO and Executive Leadership Team on whether risk management, internal control and governance processes are adequate and functioning. The Internal Audit team is independent of the External Auditor. The RAC evaluates and, if thought fit, approves the Terms of Reference of the Internal Audit team and the annual internal audit plan and monitors the effectiveness of the internal audit activities.

The RAC approves the appointment and dismissal of the Chief Audit Officer (which is currently the Chief Risk and Audit Officer) and assesses their performance, independence and objectivity. During FY2024, the Chief Risk and Audit Officer reported directly to the RAC and functional oversight of the Internal Audit team was provided by the Chief Financial Officer.

Effectiveness of systems of internal control and risk management

In delegating authority to the CEO, the Board has established CEO limits, outlined in the Board Governance Document. These limits require the CEO to ensure there is a system of control in place for identifying and managing risk in BHP. Through the RAC, the Directors regularly review these systems for their effectiveness. These reviews include assessing whether processes continue to meet evolving external governance requirements.

The RAC oversees and reviews the internal controls and risk management systems (including procedures, processes and systems for, among other things, financial controls, financial reporting, reporting of reserves and resources, closure and rehabilitation, legal and ethical compliance, preventing fraud and serious breaches of business conduct, speak-up procedures, information technology security and cyber risk). Any material breaches of *Our Code of Conduct*, including breaches of our anti-bribery and corruption requirements and any material incidents reported under our speak-up procedures are reported quarterly to the RAC by the Chief Compliance Officer. These reports are then communicated to the Board through the report-out process.

During FY2024, management presented an assessment of the material risks facing BHP and the effectiveness of the Group's systems of risk management. The reviews were overseen by the RAC, with findings and recommendations reported to the Board. In addition to considering key risks facing BHP, the Board assessed the effectiveness of internal controls over key risks identified through the work of the Board Committees.

Having carried out a review during FY2024, the Board is satisfied with the effectiveness of BHP's risk management and internal control systems.

Environmental and social risks

BHP's risk factors (including material exposure to environmental and social risks) and how we manage these risks are described in OFR 8.

9.2 External audit and financial reporting

Integrity of Financial Statements

The RAC assists the Board in assuring the integrity of the Financial Statements. The RAC evaluates and makes recommendations to the Board about the appropriateness of accounting policies and practices, areas of judgement, compliance with accounting standards, stock exchange and legal requirements and the results of the external audit.

CEO and CFO assurance

For the FY2024 full year and half year, the CEO and CFO have provided a declaration that in their opinion, BHP's financial records have been properly maintained and those Financial Statements comply with accounting standards and applicable regulatory requirements and give a true and fair view of the financial position and performance of BHP, and that the opinion was formed on the basis of a sound system of risk management and internal control, which is operating effectively. The RAC considered these certifications when recommending the Financial Statements to the Board for approval.

External Auditor

The RAC manages the relationship with the External Auditor on behalf of the Board. It considers the independence and reappointment of the External Auditor each year, as well as remuneration and other terms of engagement and makes a recommendation to the Board.

Evaluation of External Auditor and external audit process

The RAC evaluates the objectivity and independence of the External Auditor and the quality and effectiveness of the external audit arrangements, including through:

- reviewing the terms of engagement of the External Auditor
- considering the external audit plan, in particular to gain assurance that it is tailored to reflect changes in circumstances from the prior year and reviewing the plan during the audit engagement
- meeting with the audit partners, particularly the lead audit engagement partners, throughout the year and without management present
- discussing with the audit engagement partners the skills and experience of the broader audit team
- considering the quality of the External Auditor's performance following the completion of the audit

In addition, the RAC reviews the integrity, independence and objectivity of the External Auditor and assesses whether there is any element of the relationship that impairs or appears to impair the External Auditor's judgement or independence. The External Auditor also certifies its independence to the RAC.

Non-audit services

Although the External Auditor provides some non-audit services to the Group, the objectivity and independence of the External Auditor are safeguarded through restrictions on the provision of these services with some services prohibited from being undertaken.

Pre-approved services

The RAC has adopted a policy titled Provision of Audit and Other Services by the External Auditor covering the RAC's pre-approval policies and procedures to maintain the independence of the External Auditor.

The categories of 'pre-approved' services are:

- Audit services – work that constitutes the agreed scope of the statutory audit and includes the statutory audits of BHP and its entities (including interim reviews). The RAC monitors the audit services engagements and if necessary, approves any changes in terms and conditions resulting from changes in audit scope, Group structure or other relevant events.
- Audit-related and other assurance services – work that is outside the scope of the statutory audit but is consistent with the role of the external statutory auditor. This category includes work that is reasonably related to the performance of an audit or review and is a logical extension of the audit or review scope, is of an assurance or compliance nature and is work that the external auditors must or are best placed to undertake and is permissible under the relevant applicable standard.
- Tax services – identification of public subsidies and tax incentives and support regarding tax inspections by tax authorities, but only when support from the external auditor or audit firm is required by law.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 111

Activities outside the scope of the categories above are not 'pre-approved' and must be approved by the RAC prior to engagement, regardless of the dollar value involved. In addition, any engagement for other services with a value over US$250,000, even if listed as a 'pre-approved' service, requires the approval of the RAC.

All engagements for non-audit services, whether 'pre-approved' or not and regardless of the dollar value involved, are reported quarterly to the RAC. While not prohibited by BHP's policy, any proposed engagement of the External Auditor relating to internal control requires specific prior approval from the RAC. In addition, while the categories of 'pre-approved' services include a list of certain pre-approved services, the use of the External Auditor to perform these services will always be subject to our overriding governance practices as articulated in the policy.

In addition, the RAC did not approve any services during the year ended 30 June 2024 pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of SEC Regulation S-X (provision of services other than audit).

Fees paid to BHP's External Auditor during FY2024 for audit and other services were US$15.722 million, of which 71 per cent comprised audit fees (including in relation to SOX matters), 12 per cent for audit-related fees and 17 per cent for all other fees. US$10,000 fees were paid in relation to tax services. For information on the fees paid refer to Financial Statements note 36 'Auditor's remuneration'.

Our Provision of Audit and Other Services by the External Auditor policy is available at bhp.com/governance

Management's assessment of internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and, even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our CEO and CFO, the effectiveness of BHP's internal control over financial reporting was evaluated based on the framework and criteria established in Internal Controls – Integrated Framework (2013), issued by the Committee of the Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that internal control over financial reporting was effective as at 30 June 2024. There were no material weaknesses in BHP's internal controls over financial reporting identified by management as at 30 June 2024.

BHP has engaged independent registered public accounting firm, Ernst & Young, to issue an audit report on the effectiveness of our internal control over financial reporting for inclusion in the Annual Report on Form 20-F as filed with the SEC.

There were no changes in our internal control over financial reporting during FY2024 that materially affected or were reasonably likely to materially affect our internal control over financial reporting.

During FY2024, the RAC reviewed our compliance with the obligations imposed by SOX, including evaluating and documenting internal controls as required by section 404 of SOX.

Management's assessment of disclosure controls and procedures

Management, with the participation of our CEO and CFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as at 30 June 2024. Disclosure controls and procedures are designed to provide reasonable assurance that the material financial and non-financial information required to be disclosed by BHP, including in the reports it files or submits under the Exchange Act, is recorded, processed, summarised and reported on a timely basis. This information is accumulated and communicated to BHP's management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. Based on the evaluation, management (including the CEO and CFO) concluded that as at 30 June 2024, our disclosure controls and procedures are effective in providing that reasonable assurance.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

In the design and evaluation of our disclosure controls and procedures, management was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

10. US requirements

BHP Group Limited is a registrant with the SEC in the United States. It is classified as a foreign private issuer and has American Depositary Shares listed on the New York Stock Exchange (NYSE).

We have reviewed the governance requirements applicable to foreign private issuers under SOX, including the rules promulgated by the SEC and the rules of the NYSE, and are satisfied that we comply with those requirements.

Under NYSE rules, foreign private issuers such as BHP are required to disclose any significant ways our corporate governance practices differ from those followed by US companies under the NYSE corporate governance standards. After a comparison of our corporate governance practices with the requirements of Section 303A of the NYSE-Listed Company Manual followed by US companies, two significant differences were identified:

- Rule 10A-3 of the Exchange Act requires NYSE-listed companies to ensure their audit committees are directly responsible for the appointment, compensation, retention and oversight of the work of the External Auditor unless the company's governing law or documents or other home country legal requirements require or permit shareholders to ultimately vote on or approve these matters. Under the terms of our Constitution, our shareholders are ultimately responsible for the appointment and retention of the External Auditor and are required to vote on the appointment of the External Auditor from time to time (as required under Australian law). The RAC remains directly responsible for the compensation and oversight of the work of the External Auditor.
- Under Section 303A.08 of the NYSE Listed Company Manual, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain exemptions. Under Australian law, BHP Group Limited is not required to provide for shareholder votes on all equity-compensation plans or revisions thereto. Shareholder approval is required for issues of shares to Directors and accordingly is sought only for certain incentive awards to the CEO. The Remuneration Report voted on by shareholders at the Annual General Meeting describes Board and executive remuneration. All incentive programs offered to the Board and/or Executives are intended to comply with our remuneration framework.

We have a Securities Dealing policy and procedures that cover the purchase, sale and other dealings of our securities by Directors, senior management and employees that seek to promote compliance with applicable insider trading laws, rules and regulations.

112 BHP Annual Report 2024

Directors' Report

The information presented by the Directors in this Directors' Report relates to BHP Group Limited and its subsidiaries. The Operating and Financial Review (OFR), the Remuneration Report and the 'Lead Auditor's Independence Declaration' are incorporated by reference into and form part of this Directors' Report.

1. Review of operations, principal activities and state of affairs

A review of the operations of BHP during FY2024, the results of those operations during FY2024 and the expected results of those operations in future financial years are set out in the OFR 1-7, 9 and 11. Information on the likely developments in BHP's operations in future years and the expected results of those operations also appears in that section.

We have excluded certain information from the OFR, to the extent permitted by Australian law, on the basis that such information relates to impending developments or matters in the course of negotiation and disclosure would be seriously prejudicial to the interests of BHP. This is because such disclosure could be misleading due to the fact it is premature or preliminary in nature, relates to commercially sensitive contracts, would undermine confidentiality between BHP and our suppliers and clients, or would otherwise unreasonably damage BHP. The categories of information omitted include forward-looking estimates and projections prepared for internal management purposes, information regarding BHP's assets and projects that is developing and susceptible to change, and information relating to commercial contracts and pricing modules.

Our principal activities, including significant changes in the nature of BHP's principal activities during FY2024 are disclosed in the OFR.

There were no significant changes in BHP's state of affairs that occurred during FY2024 and no significant post balance date events other than as disclosed in the OFR and Financial Statements note 35 'Subsequent events'.

No other matter or circumstance has arisen since the end of FY2024 that has significantly affected or is expected to significantly affect the operations, the results of operations or state of affairs of BHP in future years.

2. Directors

The Directors who served at any time during FY2024 or up until the date of this Directors' Report are listed in the Board and Board Committee attendance table below. Information on the current Directors, including their terms of service, qualifications, experience and special responsibilities, and directorships of other listed companies held in the last three years, is set out in the Corporate Governance Statement. This information is incorporated by reference into and forms part of this Directors' Report.

Director attendances at meetings

The Board meets as often as required. During FY2024, the Board met 16 times.

Members of the Executive Leadership Team and other members of senior management attend meetings of the Board by invitation.

Each Board Committee provides a standing invitation for any Non-executive Director to attend Committee meetings (rather than just limiting attendance to Committee members). Committee agendas and papers are provided to all Directors concerning matters to be considered. The table below excludes the attendance of Directors at Committee meetings where they were not a Committee member.

Board and Board Committee attendance in FY2024

	Board	Risk and Audit Committee	Nomination and Governance Committee	People and Remuneration Committee	Sustainability Committee
	Attended/Held	Attended/Held	Attended/Held	Attended/Held	Attended/Held
Terry Bowen[1]	7/7	4/4	3/3		
Xiaoqun Clever-Steg	16/16	8/8			
Ian Cockerill[3]	11/11	8/8			3/3
Gary Goldberg	16/16		6/6		4/4
Mike Henry	16/16				
Michelle Hinchliffe[2]	16/16	8/8	3/3		
Don Lindsay[5]	4/4	1/1			1/1
Ken MacKenzie	16/16		6/6		
Ross McEwan[4]	5/5	1/1		1/1	
Christine O'Reilly	16/16	8/8	6/6	6/6	
Catherine Tanna	16/16			6/6	4/4
Dion Weisler	16/16			6/6	4/4

1. Terry Bowen served as a Non-executive Director from 1 October 2017 until his retirement on 1 November 2023 and was a member of the Risk and Audit and Nomination and Governance Committees until 1 November 2023.
2. Michelle Hinchliffe was appointed Chair of the Risk and Audit Committee and a member of the Nomination and Governance Committee from 1 November 2023.
3. Ian Cockerill served as a Non-executive Director from 1 April 2019 until his retirement on 4 April 2024 and was a member of the Risk and Audit and Sustainability Committees until 4 April 2024.
4. Ross McEwan was appointed as a Non-executive Director and a member of the Risk and Audit and People and Remuneration Committees from 3 April 2024.
5. Don Lindsay was appointed as a Non-executive Director and a member of the Risk and Audit and Sustainability Committees from 1 May 2024.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 113

3. Share interests

Directors' shareholdings

Subject to securities dealing constraints, Non-executive Directors have agreed to apply at least 25 per cent of their remuneration (base fees plus Committee fees) to the purchase of BHP shares until they achieve a minimum shareholding requirement equivalent in value to one year of remuneration (base fees plus Committee fees).

Details of Directors' shareholdings in BHP as at the date of this Directors' Report are shown in the table below. All Directors have met the minimum shareholding requirement under their Terms of Appointment as at 30 June 2024, with the exception of Don Lindsay and Ross McEwan who joined the Board on 1 May 2024 and 3 April 2024, respectively. No rights or options over shares in BHP Group Limited are held by any of the Non-executive Directors. We have not made available to any Directors any interest in a registered scheme. No shareholder possesses voting rights that differ from those attaching to all of BHP Group Limited's voting securities.

Director	Number of shares held[1]
Xiaoqun Clever-Steg	8,539
Gary Goldberg	18,000
Mike Henry[2]	410,001
Michelle Hinchliffe	10,107
Don Lindsay	–
Ken MacKenzie	58,446
Ross McEwan	–
Christine O'Reilly	9,420
Catherine Tanna	10,400
Dion Weisler	7,544

1. The number of shares held refers to shares held either directly, indirectly or beneficially by Directors as at 27 August 2024. Where applicable, the information includes shares held in the name of a spouse, superannuation fund, nominee and/or other controlled entities.
2. As at 27 August 2024, Mike Henry also holds 973,178 rights and options over shares in BHP Group Limited. For more information refer to the Equity awards section in the Remuneration Report 5.2.

Executive Key Management Personnel

Interests held by members of the Executive Key Management Personnel (KMP) under employee equity plans as at 30 June 2024 are set out in the tables contained in the Equity awards section in the Remuneration Report 5.2.

The table below sets out the relevant interests in shares in BHP Group Limited held directly, indirectly or beneficially, as at the date of this Directors' Report by those senior executives who were Executive KMP (other than the Executive Director) on that date.

Executive KMP member	Number of shares held[1]
Brandon Craig	25,665
Vandita Pant	170,688
Geraldine Slattery	195,011

1. The number of shares held refers to shares held either directly, indirectly or beneficially as at 27 August 2024. Where applicable, the information includes shares held in the name of a spouse, superannuation fund, nominee and/or other controlled entities.

4. Share capital and buy-back programs

During FY2024, we did not make any on-market or off-market purchases of BHP Group Limited ordinary shares under any share buy-back program. As at the date of this Directors' Report, there were no current on-market buy-backs.

Some of our executives receive rights over BHP shares as part of their remuneration arrangements. Entitlements may be satisfied by the transfer of existing shares, which are acquired on-market by the Employee Share Ownership Plan Trusts or, in respect of some entitlements, by the issue of shares. During FY2024, no shares were purchased on-market for the Employee Share Ownership Plan Trusts.

As at the date of this Directors' Report, there were 14,700,777 unvested equity awards outstanding in relation to BHP Group Limited ordinary shares held by 24,462 holders. The expiry dates of these unvested equity awards range between August 2024 and August 2028 and there is no exercise price. 5,710,261 fully paid ordinary shares in BHP Group Limited were issued as a result of the exercise of rights over unissued shares during or since the end of FY2024. No options over unissued shares or unissued interests in BHP have been granted during or since the end of FY2024 and no shares or interests were issued as a result of the exercise of an option over unissued shares or interests during or since the end of FY2024.

For more information refer to **Financial Statements note 26 'Employee share ownership plans'**. For information on movements in share capital during and since the end of FY2024 refer to **Financial Statements note 17 'Share capital'**.

5. Group Company Secretary

Stefanie Wilkinson is the Group Company Secretary. For details of her qualifications and experience refer to Corporate Governance Statement 4.1. Stefanie Wilkinson has experience in a company secretariat role or other relevant fields arising from time spent advising other large-listed companies or other relevant entities.

6. Indemnities and insurance

Rule 146 of the BHP Group Limited Constitution requires the company to indemnify, to the extent permitted by law, each Officer of BHP Group Limited against liability incurred in or arising out of the conduct of the business of BHP or the discharge of the duties of the Officer. The Directors named in 4.1 of the Corporate Governance Statement, and the Company Secretary and other Officers of BHP Group Limited have the benefit of this requirement, as do individuals who formerly held one of those positions.

In accordance with this requirement, BHP Group Limited has entered into Deeds of Indemnity, Access and Insurance (Deeds of Indemnity) with its Directors.

Under BHP's Deed Poll for Indemnification, BHP Group Limited and BHP Group (UK) Ltd (formerly BHP Group Plc) must, to the extent permitted by law, indemnify current and former employees of the Group against liability to third parties incurred in or arising out of the conduct of the business of the Group or the discharge of the duties of these employees, including where an employee performs a role at another entity at the request of the Group. The indemnity is subject to certain limitations and does not apply where the liability has arisen in circumstances involving dishonesty, recklessness, wilful misconduct or lack of good faith by the employee seeking indemnification.

In addition, as part of the arrangements to effect the demerger of South32, we agreed to indemnify certain former Officers of BHP who transitioned to South32 from certain claims and liabilities incurred in their capacity as Directors or Officers of South32.

The terms of engagement for certain services include that we must compensate and reimburse EY for and protect EY against any loss, damage, expense or liability incurred by EY in respect of third-party claims arising from a breach by BHP of any obligation under the engagement terms.

We have insured against amounts that we may be liable to pay to Directors, Company Secretaries or certain employees (including former Officers) pursuant to Rule 146 of the Constitution of BHP Group Limited or that we otherwise agree to pay by way of indemnity. The insurance policy also insures Directors, Company Secretaries and some employees (including former Officers) against certain liabilities (including legal costs) they may incur in carrying out their duties. For this Directors' and Officers' insurance, we paid premiums of US$17,535,690 excluding taxes during FY2024.

No indemnity in favour of a current or former Officer of BHP Group Limited or in favour of the External Auditor was called on during FY2024.

7. Dividends

A final dividend of 74 US cents per share will be paid on 3 October 2024, resulting in total cash dividends determined in respect of FY2024 of 146 US cents per share.

For information on the dividends paid refer to **Financial Statements note 19 'Dividends'**

8. Auditors

A copy of the declaration given by our External Auditor to the Directors in relation to the auditors' compliance with the independence requirements of the Australian Corporations Act 2001 and the Professional Code of Conduct for External Auditors is set out in Financial Statements 4.

No current Officer of BHP has held the role of director or partner of the Group's current External Auditor.

114 BHP Annual Report 2024

Directors' Report continued

9. Non-audit services

For information on the non-audit services undertaken by BHP's External Auditor, including the amounts paid for non-audit services, refer to Financial Statements note 36 'Auditor's remuneration'. All non-audit services were approved in accordance with the process set out in the Policy on Provision of Audit and Other Services by the External Auditor. No non-audit services were carried out that were specifically excluded by the Policy on Provision of Audit and Other Services by the External Auditor. Based on advice provided by the Risk and Audit Committee, the Directors have formed the view that the provision of non-audit services is compatible with the general standard of independence for auditors, and that the nature of non-audit services means that auditor independence was not compromised. The reason for this view is that the objectivity and independence of the External Auditor are safeguarded through restrictions on the provision of these services with some services prohibited from being undertaken.

For more information about our policy in relation to the provision of non-audit services by the external auditor refer to **'External audit and financial reporting'** in our **Corporate Governance Statement 9.2**

10. Exploration, research and development

Companies within the Group carry out exploration and research and development necessary to support their activities.

For more information refer to **OFR 5 'Our assets'**, **OFR 9 'Performance by commodity'** and **Additional information 6 'Mineral Resources and Ore Reserves'**

11. ASIC Instrument 2016/191

BHP Group Limited is an entity to which the Australian Securities and Investments Commission (ASIC) Corporations (Rounding in Financial/ Directors' Reports) Instrument 2016/191 applies. Amounts in this Directors' Report and the Financial Statements, except estimates of future expenditure or where otherwise indicated, have been rounded to the nearest million dollars in accordance with ASIC Instrument 2016/191.

12. Proceedings on behalf of BHP Group Limited

No proceedings have been brought on behalf of BHP Group Limited, nor has any application been made, under section 237 of the Australian Corporations Act 2001.

13. Performance in relation to environmental regulation

BHP seeks to be compliant with all applicable environmental laws and regulations relevant to its operations. We monitor compliance on a regular basis, including through external and internal means, to minimise the risk of non-compliance.

For more information on BHP's performance in relation to health, safety and the environment refer to **OFR 6.7, 6.1, 6.9 and 6.10**

For the purposes of section 299(1)(f) of the Australian Corporations Act 2001, in FY2024 BHP was levied nine fines in relation to environmental laws and regulations at our operated assets, the total amount payable being US$86,850.58.

14. Additional information

BHP Group Limited has a branch registered in the United Kingdom. The Group, through various subsidiaries, has also established branches in a number of other countries.

The Directors' Report is approved in accordance with a resolution of the Board.

Ken MacKenzie
Chair

Mike Henry
Chief Executive Officer

Dated: 27 August 2024

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 115



Remuneration Report

	People and Remuneration Committee Chair letter to shareholders	**116**
1	**Remuneration governance**	**118**
2	**Executive KMP remuneration framework**	**119**
	2.1 How the remuneration framework is set	119
	2.2 Remuneration framework operation	119
	2.3 Remuneration mix	120
3	**Remuneration for the CEO and other Executive KMP**	**121**
	3.1 FY2024 remuneration received by the CEO	121
	3.2 FY2024 CDP performance outcomes	121
	3.3 FY2024 LTIP performance outcomes	124
	3.4 Overarching discretion and vesting underpin	124
	3.5 LTIP allocated during FY2024	125
	3.6 FY2025 remuneration for the CEO and other Executive KMP	125
4	**Remuneration for Non-executive Directors**	**126**
	4.1 Remuneration framework of Non-executive Directors	126
	4.2 Non-executive Directors' remuneration in FY2024 and FY2025	126
5	**Statutory KMP remuneration and other disclosures**	**127**
	5.1 KMP remuneration table	127
	5.2 Equity awards	128
	5.3 Estimated value range of equity awards	130
	5.4 Ordinary shareholdings and transactions	130
	5.5 Prohibition on hedging of BHP shares and equity instruments	131
	5.6 Share ownership guidelines and the MSR	131
	5.7 Transactions with KMP	131

Abbreviation	Item
AGM	Annual General Meeting
CDP	Cash and Deferred Plan
CEO	Chief Executive Officer
DEP	Dividend equivalent payment
ELT	Executive Leadership Team
GHG	Greenhouse gas
HSEC	Health, safety, environment and community
IFRS	International Financial Reporting Standards
KMP	Key Management Personnel
LTIP	Long-Term Incentive Plan
MAP	Management Award Plan
MSR	Minimum shareholding requirement
ROCE	Return on capital employed
S&S	Safety and sustainability
TSR	Total shareholder return

116 BHP Annual Report 2024 People and Remuneration Committee Chair letter to shareholders Dear Shareholders, I am pleased to provide BHP’s Remuneration Report for FY2024. Our approach and framework Our shareholders will During FY2024, the People and Remuneration Committee (Committee) see that our executive focused on achieving remuneration outcomes that fairly reflect the performance of BHP and the contribution of our employees while aligning remuneration outcom with the interests of shareholders and other key stakeholders. are aligned with The objectives of our remuneration framework are to support the execution of the Group’s global strategy, encourage and sustain a culture aligned our business with the Group’s values and BHP’s purpose and risk appetite, and provide performance competitive remuneration, linked to performance, sufficient to attract, retain and motivate our executives on a global basis. This is critical to delivering during FY2024.” the best outcomes for all BHP shareholders. FY2024 reflections We delivered strong operational and financial performance in FY2024. There is a 10 per cent measure for significant HSEC events. The outcome We achieved record production at Spence, Carrapateena and Western took into account the fatality at the Saraji mine in FY2024 and the 10 per Australia Iron Ore and widened our lead as the lowest cost major iron cent measure for significant HSEC events was reduced to zero in FY2024 ore producer. for the CEO. For other sustainability measures, good progress was made The safety of our people remains our absolute priority. FY2024 was against the scorecard’s climate change targets and our outcomes with overshadowed by the fatality of Luke O’Brien, a team member working respect to Indigenous partnerships was broadly aligned to target. As a with one of our contracting partners at BMA, who was fatally injured result, the CDP scorecard assessment for the safety and sustainability at the Saraji mine in Queensland. We remain committed to eliminating measures overall was 15 per cent out of a target of 25 per cent. fatalities and serious injuries at BHP. In a year where we have reported a For the financial measures, after fully eliminating the impacts of commodity fatality, it is important this has a flow-on impact on our performance-based prices during the year, operating performance at our operated assets was remuneration framework outcomes for BHP executives, which reinforces below the challenging internal targets set at the commencement of the our unwavering commitment to zero fatalities and serious injuries at BHP. year, particularly with respect to production volumes, despite achieving Appropriately, there has been an impact on remuneration outcomes from record production at some assets. The CDP scorecard assessment for the this event. financial measure was 37 per cent out of a target of 50 per cent. We continued to make meaningful progress towards a more inclusive From a personal contribution perspective, the Committee considered and diverse workforce, which is critical for productive and safer teams. Mike Henry’s performance against his Group measures. These included We increased female participation across the Group to over 37 per cent, projects and initiatives in respect of people, performance and portfolio. up almost 2 percentage points from last year. The Committee considered Mike’s performance against his Group In FY2023 we identified and disclosed two issues with certain allowances objectives was slightly below expectations and assessed it as 24 per cent and entitlements affecting some current and former employees in Australia. against the target of 25 per cent. We self-reported these issues to Australia’s Fair Work Ombudsman (FWO) This assessment against scorecard objectives gave an FY2024 CDP and engaged Protiviti, a global assurance firm, to undertake a review of our outcome for Mike of 76 per cent based on performance during the year. payroll systems. The Board and CEO have taken these issues seriously. Subsequent to this assessment, the Board also took into account the A range of consequences have been implemented for employees in CEO’s ultimate accountability for the operations of BHP, specifically payroll connection with these issues. For the CEO, a reduction has been applied issues, and made the decision to reduce Mike’s overall FY2024 outcome to his FY2024 CDP outcome (refer further below). by 4.3 percentage points from 76 per cent to 71.7 per cent. The CDP scorecard outcomes for other ELT members and the short-term FY2024 Cash and Deferred Plan scorecard incentive pool applicable to the majority of BHP employees below the ELT BHP’s Cash and Deferred Plan (CDP) is an annual cash and equity level, were, like the CEO, below the 100 per cent target and, for certain incentive scheme, with awards provided as cash and deferred shares that executives, the CDP scorecard outcomes included downward adjustments vest in two and five years. The FY2024 CDP scorecard used to assess reflecting accountability for BHP’s payroll issues. the CEO’s and other ELT members’ annual performance comprised stretching performance measures based on three elements – safety 2019 Long-Term Incentive Plan award and sustainability, financial and personal performance elements. A key The vesting outcome for the 2019 Long-Term Incentive Plan (LTIP) aspect of the CDP is that vesting of the five-year deferred share awards is award was 50 per cent. The LTIP performance condition is relative total underpinned by a holistic review of performance at the end of the five-year shareholder return against two separate index measures – a sector peer vesting period, including a review of safety and sustainability performance group and the MSCI World Index. BHP outperformed both the sector peer over the five-year period. Climate change CDP measures also play a meaningful role in the group and the MSCI World Index requirements for threshold vesting (at determination of our remuneration outcomes for our CEO and other ELT which 25 per cent of the award would vest) but performance was below members. Each year since FY2020, climate change scorecard targets the requirements for maximum vesting (at which 100 per cent of the award have represented 10 per cent in BHP’s CDP scorecard. Our Climate would vest). In considering vesting of the 2019 LTIP award, the Board and Committee Transition Action Plan (CTAP) 2024 provides an update on our climate have also conducted their normal holistic review of business performance strategy and our progress and plan in relation to our GHG emissions goals over the five years since the award was granted to ensure this level of and targets. vesting was appropriate. More information on the 2019 LTIP vesting outcome is included in 3.3 FY2024 LTIP performance outcomes and 3.4 FY2024 Cash and Deferred Plan outcomes for the CEO Overarching discretion and vesting underpin. The Committee assessed the CEO’s performance against the CDP Having considered the overall remuneration outcome for the CEO carefully, scorecard elements, which resulted in a FY2024 CDP outcome of 71.7 per the Committee concluded it was a fair reflection of performance and cent against a target of 100 per cent (and 47.8 per cent of the maximum). the experience of shareholders, and the application of any downwards The Board and Committee believe this overall outcome is appropriately discretion to the vesting of the LTIP was not warranted. More information aligned with BHP’s values, the shareholder experience and the interests of on the overall remuneration outcomes for the CEO for the year, and how the Group’s other key stakeholders. the outcomes are aligned to performance during FY2024, is provided in 3.1 Safety and sustainability measures have a 25 per cent total weighting. FY2024 remuneration received by the CEO.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 117 CEO FY2025 fixed remuneration CEO FY2025 CDP CEO FY2025 LTIP – Base salary US$1.893 million per annum, – Target cash award of 80% of base salary – The LTIP grant is based on a face value of 200% an increase of 4% from 1 September 2024. (maximum 120%). of base salary. – Pension contribution 10% of base salary. – Two awards of deferred shares each of equivalent – LTIP awards have challenging relative TSR value to the cash award, vesting in two and performance hurdles measured over five years. five years, respectively. – Three performance measures: – S&S – 25% – Financial – 50% – Group – 25% FY2025 remuneration People For FY2025, the Committee determined that the CEO’s base salary From 1 July 2023, the remit of the Committee expanded to include would increase by 4 per cent, effective 1 September 2024. In making oversight of BHP’s people and culture strategy, the organisation’s this decision, we have conducted benchmarking and considered the alignment with the Group’s purpose and values, employee engagement, external market demand for global senior executive talent. We benchmark leadership and talent development. the CEO’s and other executives’ remuneration against CEO and senior During the year, we engaged with management on our people policies executive roles in other global companies of similar complexity, reach and and governance, performance management system and the launch and scale. This detailed benchmarking is intended to ensure BHP’s executive embedment of Our refreshed Values. Committee members also monitored remuneration remains competitive to attract, motivate and retain key culture through Board visits to our sites and offices, management talented senior executives and is consistent with the global market. presentations and by considering trends and results from our Engagement The Committee considers the CEO’s base salary increase to be and Perception Surveys. Our aspiration to achieve gender balance within appropriate in this context, and it is below the average salary increase our employee workforce globally by the end of CY2025 remains a key applied for other BHP employees. Other components of the CEO’s total aspect of our broader focus on diversity and inclusion. target remuneration (pension contributions, benefits, CDP and LTIP) remain unchanged and, where relevant, as percentages of base salary. Summary A summary of the CEO’s arrangements for FY2025 is set out in the above table. We continue to provide a significant component of executive remuneration as at-risk variable remuneration to align remuneration with performance. The majority of the CEO’s remuneration package continues to be This year, we are confident the outcomes are consistent with the delivered in BHP equity, not in cash. The CEO’s remuneration is linked performance of BHP and the experience of our shareholders, while also to the performance of the business. In addition, the CEO has a minimum recognising our critical need to attract, motivate and retain our executives shareholding requirement of five times pre-tax base salary and this applies in order to progress our strategic objectives and deliver the best outcomes for two years post-retirement. This ensures the CEO’s remuneration for all of our shareholders. is aligned to the experience of BHP’s shareholders. As at the date of this Report, the CEO’s BHP shareholding is in excess of his minimum We look forward to ongoing dialogue with and the support of BHP’s shareholding requirement. shareholders. As always, we welcome your feedback and comments on any aspect of this Report. The Committee has also reviewed the base salaries and total target remuneration packages for other executive key management personnel. The Committee determined an increase of 8 per cent for the President Australia, reflecting performance and development in role. Given recent appointments, no other changes are being made for other executive key Christine O’Reilly management personnel at this time, and this will be the subject of future Chair, People and Remuneration Committee reviews. It is vital that we provide competitive remuneration to attract and 27 August 2024 retain highly skilled global executive talent, and our reviews are based on updated global benchmarking data. Other aspects of other executive key management personnel remuneration arrangements remain unchanged. Remuneration outcomes for the Group Chair and Non-executive Directors Fees for the Group Chair and Non-executive Directors are reviewed annually and are benchmarked against global companies of similar complexity, reach and scale. Following an assessment of the updated benchmarking, global market positioning and peer company relativities, a decision has been made that the Group Chair’s fee and the Non-executive Directors’ base fee will increase by 4 per cent with effect from 1 July 2024. The increases are considered appropriate given current benchmarking and the expectations, accountabilities and workloads of each of the Group Chair and Non-executive Directors. Having conducted this review, it was determined that there would be no change to the fees for other Committee roles or other allowances.

118 BHP Annual Report 2024 1 Remuneration governance 1.1 Board oversight The Board oversees the structure of remuneration for the Group (including the CEO) and ensures it is aligned with BHP’s values, purpose, strategy and risk appetite, including in relation to non-financial risk and with the long-term interests of BHP and its shareholders. The Board approves the remuneration framework for the Group Chair, CEO and other members of the ELT on recommendation from the Committee. The remuneration of Non-executive Directors (excluding the Group Chair) is a matter for the Group Chair and the Executive Director, and is reviewed by them each year having regard to the remuneration framework. No Director or executive is involved in deciding their own remuneration. The objective of the remuneration framework is to: – support the execution of the Group’s business strategy – encourage and sustain a culture aligned to BHP’s values, purpose and risk appetite, including in relation to non-financial risk – provide competitive remuneration, which is linked to performance, to attract, motivate and retain highly skilled executives on a global basis The Board approves the remuneration arrangements and outcomes for the Group Chair and CEO on recommendation from the Committee. 1.2 People and Remuneration Committee The Board has established the Committee to support and advise the Board on people and remuneration matters, as set out in the Committee Charter available at bhp.com. Each of the Committee members are independent Non-executive Directors. The current members of the Committee are Christine O’Reilly (Chair), Ross McEwan, Catherine Tanna and Dion Weisler. The Committee has unrestricted access to members of senior management as appropriate and invites them to attend meetings to provide reports and updates. However, members of management are not present when decisions are considered or taken concerning their own remuneration. The Committee can also draw on services from a range of external sources, including independent remuneration advisers. The Committee also receives input from other Board committees as required, in relation to financial performance and safety and sustainability matters. The Committee makes recommendations to the Board on the remuneration framework for the Group Chair, the CEO and other members of the ELT, including Executive KMP. The Committee is briefed on and considers prevailing market and economic conditions where our Executive KMP are based, the competitive environment and the positioning and relativities of pay and employment conditions across the wider BHP workforce. From 1 July 2023, the remit of the Committee expanded to include oversight of BHP’s people and culture strategy, the organisation’s alignment with the Group’s purpose and values, employee engagement, leadership and talent development. More information on the role and focus of the Committee can be found in Corporate Governance Statement 5.4, and details of meeting attendances can be found in Directors’ Report 2. The Committee’s approach is that remuneration outcomes, which are linked to performance, attract, motivate and retain highly skilled executives on a global basis. Remuneration should be fair to the individual and remuneration levels should accurately reflect the CEO’s and other Executive KMP’s responsibilities and contributions, while considering the positioning and relativities of pay and employment conditions across the wider BHP workforce. The Committee also considers shareholder views and those of the wider community when setting this remuneration framework. We proactively engage with our global institutional and investor representative shareholders regularly to discuss remuneration and governance matters. This feedback assists Directors to have a deep understanding of current shareholder and other stakeholder views when making remuneration decisions. 1.3 Engagement of independent remuneration advisers The Committee may appoint and instruct expert advisers who are advisers solely to the Committee, including remuneration consultants, to assist the Committee with advice in relation to the Group’s remuneration strategy, framework and policies. The Committee may meet with external advisers without management being present. Potential conflicts of interest are taken into account when remuneration consultants are selected and their terms of engagement regulate their level of access to, and require their independence from, BHP’s management. PwC was appointed to act as an independent remuneration adviser in FY2016 and is currently the only remuneration adviser appointed by the Committee. In that capacity, PwC may provide remuneration recommendations in relation to KMP, however, it did not provide any remuneration recommendations in FY2024. 1.4 Service contracts The terms of employment for the CEO and Executive KMP are formalised in their employment contracts. The current contracts of the CEO and Executive KMP are not fixed term. BHP may choose to terminate a contract on up to 12 months’ notice. BHP can require an executive to work through the notice period or may terminate the individual’s contract immediately by paying base salary plus pension contributions in lieu of the notice period. The CEO and Executive KMP must provide up to 12 months’ notice for voluntary resignation. 1.5 KMP for FY2024 This Remuneration Report describes the remuneration policies, practices, outcomes and governance for the KMP of BHP during FY2024. At BHP, KMP consists of the Directors (including the CEO), as well as certain members of our ELT who have authority and responsibility for planning, directing and controlling the activities of the Group directly or indirectly. In FY2024, Brandon Craig and Vandita Pant moved into new KMP roles within the BHP Group, and David Lamont and Ragnar Udd moved into new non-KMP roles within the BHP Group, all effective 1 March 2024. After due consideration, the Committee determined the Chief Operating Officer was no longer a KMP role effective 1 March 2024 as, since the successful integration of OZ Minerals into the BHP Group, the role no longer meets the threshold necessary for classification as KMP. Accordingly, for FY2024, the KMP comprised the following individuals: – Mike Henry, CEO and Executive Director – Edgar Basto, Chief Operating Officer (from 1 July 2023 to 29 February 2024) – Brandon Craig, President Americas (from 1 March 2024 to 30 June 2024) – David Lamont, Chief Financial Officer (from 1 July 2023 to 29 February 2024) – Vandita Pant, Chief Financial Officer (from 1 March 2024 to 30 June 2024) – Geraldine Slattery, President Australia – Ragnar Udd, President Americas (from 1 July 2023 to 29 February 2024) – All Non-executive Directors – for details of Non-executive Directors, including dates of appointment or cessation (where relevant), refer to Directors’ Report 2 These individuals have held their positions and were KMP for the whole of FY2024, unless stated otherwise.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 119 2 Executive KMP remuneration framework BHP has an overarching remuneration framework for Executive KMP that guides the Committee’s decisions and is designed to support our strategy and reinforce our culture and values. 2.1 How the remuneration framework is set The four principles that underpin the remuneration framework for Executive KMP are: Market competitive Reinforce BHP’s purpose Rewards achievement of Simple and to attract, motivate and support the delivery of our outperformance that balances transparent and retain high-quality strategy and behaviours aligned long-term sustainability and and experienced executives to Our Values risk appetite with shareholder wealth creation 2.2 Remuneration framework operation These principles are the same as those that apply to other employees, however, Executive KMP arrangements have a greater emphasis on and a higher proportion of remuneration that is at-risk as performance-related variable pay. The table below shows the key components of our remuneration framework: Fixed remuneration CDP LTIP Market competitive fixed remuneration is paid The CDP is an annual cash and equity award The LTIP is a long-term equity award link to attract, motivate and retain high-quality and that encourages and focuses executives’ efforts that focuses executives’ efforts on the experienced executives, and provide appropriate for the relevant financial year on the delivery achievement of sustainable long-term value and remuneration for these important roles in the Group. of the Group’s strategic priorities, balancing creation and success of the Group (including strategy financial and non-financial performance, to deliver appropriate management of business risks). to short-, medium- and long-term success aligned Purpose to our purpose and Our Values, and to motivate executives to strive to achieve stretch performance objectives. Base salary, pension contributions and benefits. Cash and deferred shares. Performance rights. Components Competitive fixed remuneration is aligned to Annual variable pay opportunity provided in cash Annual long-term variable pay opportunity global complexity, reach and scale, and reflects and two- and five- year deferred shares with allocated as awards of performance rights, executives’ responsibilities, location, skills, the outcome determined by the assessment of which are subject to a five-year relative TSR performance, qualifications and experience. performance against a balanced scorecard linked performance condition. The performance to execution of business strategy. A balanced rights are designed to align executives’ performance scorecard of short-, medium- and long-term reward with sustained shareholder wealth to elements including S&S (25% weighting), financial creation in excess of relevant comparator (50% weighting) and Group and individual group(s), through the relative TSR link performance measures (25% weighting) are performance condition. and chosen on the basis that they are expected to have Relative TSR has been chosen as an a significant short-, medium- and long-term impact appropriate measure as it enables an on the success of the Group, with appropriate objective external assessment over a targets for each measure that will appropriately sustained period on a basis that is familiar Approach motivate executives to achieve outperformance to shareholders. that contributes to the long-term sustainability of the Group and shareholder wealth creation.

120 BHP Annual Report 2024

2 Executive KMP remuneration framework continued

2.2 Remuneration framework operation continued

	CDP	LTIP
Assessment of performance	A CDP award is determined based on the assessment of each scorecard measure by the Committee and the Board, with guidance provided by other relevant Board Committees (including the Sustainability Committee and Risk and Audit Committee) in respect of S&S, financial and other measures. If performance is below the threshold level for any measure, no CDP award will be provided in respect of that portion of the CDP award opportunity. The Committee retains discretion to adjust all or part of any CDP award in the event the Committee does not consider the outcomes to be a true reflection of the performance of the Group or considers that individual performance or other circumstances makes this an inappropriate outcome. This mitigates the risk of unintended award outcomes.	Vesting of the LTIP award is dependent on BHP's TSR relative to the TSR of relevant comparator group(s) over a five-year performance period. Achievement against each TSR hurdle is assessed by the Committee and the Board, based on external data reviewed and confirmed by independent remuneration consultants. **BHP's TSR performance** – **% of the LTIP award that will vest** Below the 50th percentile – 0% Equal to the 50th percentile – 25% Between the 50th percentile and the weighted 80th percentile – Sliding scale between 25% and 100% Equal to or exceeds the 80th percentile (outperformance) – 100% Where the TSR performance condition is not met, there is no retesting and awards will lapse. The Committee retains discretion to lapse any portion or all of the award where it considers the vesting outcome is not appropriate given Group or individual performance, or other circumstances apply that makes the vesting outcome an inappropriate outcome. This mitigates the risk of unintended outcomes.
Delivery and vesting	CDP awards are provided as cash and two awards of deferred shares, each of equivalent value to the cash award, vesting in two and five years, respectively. Awards of deferred shares comprise rights to receive ordinary BHP shares at the end of the deferral periods subject to continued employment with BHP until the vesting date. Before the awards vest, these rights are not ordinary shares and do not carry entitlements to ordinary dividends or other shareholder rights, however, a DEP is provided on vested awards. The Committee also has a discretion to settle CDP deferred shares in cash. Vesting of five-year deferred shares under the CDP is underpinned by a holistic review of performance at the end of the five-year vesting period, including a review of S&S performance, profitability, cash flow, balance sheet health, returns to shareholders, corporate governance and conduct over the five-year period.	LTIP awards consist of rights to receive ordinary BHP shares in the future if the performance and service conditions are met. Before vesting, these rights are not ordinary shares and do not carry entitlements to ordinary dividends or other shareholder rights, however, a DEP is provided on vested awards. The Committee has a discretion to settle LTIP awards in cash. Vesting of five-year performance rights under the LTIP is underpinned by a holistic review of performance at the end of the five-year performance period, including a review of S&S performance, profitability, cash flow, balance sheet health, returns to shareholders, corporate governance and conduct over the five-year period.
Cessation of employment	On cessation of employment, a 'good leaver'[1] may receive a pro-rated cash award based on performance for that year. For a 'good leaver', their unvested CDP deferred awards generally remain on foot (wholly or in part) unless the Committee determines otherwise. If the executive is not a 'good leaver', all unvested CDP deferred awards will lapse.	On cessation of employment, for a 'good leaver'[1] their unvested LTIP awards generally remain on foot and are pro-rated for the portion of the vesting period served, unless the Committee determines otherwise. These awards are eligible for vesting in the ordinary course, subject to any applicable performance conditions. If the executive is not a 'good leaver', all unvested LTIP awards will lapse.
Malus and clawback	In certain circumstances, including to prevent an executive obtaining an inappropriate benefit, the Committee may determine that some or all awards (including equity, cash and deferred share awards) are lapsed, forfeited or clawed back. The Committee may also suspend or delay vesting of awards if an investigation is underway, until the outcome of any investigation is known. BHP also has a Malus and Clawback Policy that applies to all equity awards.	

1. 'Good leaver' treatment may apply where the reason for the cessation of employment with BHP is due to retirement, retrenchment or redundancy, termination by mutual agreement or such other circumstances that do not constitute resignation or termination for cause.

2.3 Remuneration mix

The diagram below provides the scenarios for the potential total remuneration of the CEO and other Executive KMP at different levels of performance.

Remuneration mix for the CEO and other Executive KMP

Scenario	Role	Fixed remuneration	CDP (cash)	CDP (2-year deferred shares)	CDP (5-year deferred shares)	LTIP	
Minimum	CEO and other Executive KMP	100%					Consists of fixed remuneration, which comprises base salary, pension contributions (10 per cent of base salary) and other benefits (notional 10 per cent of base salary), the details of which are set out in 5.1 KMP remuneration table.
Target	CEO	26%	17%	17%	17%	23%	Consists of fixed remuneration, target CDP (a cash award of 80 per cent of base salary plus two awards of deferred shares each of equivalent value to the cash award, vesting in two and five years, respectively) and LTIP. The LTIP value in the chart is based on the fair value of the award, which is 50 per cent of the face value of 200 per cent of base salary for the CEO and 175 per cent for other Executive KMP. The potential impact of future share price movements is not included in the value of deferred CDP shares or LTIP awards.
	Other Executive KMP	27%	18%	18%	18%	19%	
Maximum	CEO	17%	17%	17%	17%	32%	Consists of fixed remuneration, maximum CDP (a cash award of 120 per cent of base salary plus two awards of deferred shares each of equivalent value to the cash award, vesting in two and five years respectively), and LTIP (in the chart based on the face value of 200 per cent of base salary for the CEO and 175 per cent for other Executive KMP). The potential impact of future share price movements is not included in the value of deferred CDP shares or LTIP awards.
	Other Executive KMP	18%	18%	18%	18%	28%	

● Fixed remuneration ● CDP (cash) ● CDP (2-year deferred shares) ● CDP (5-year deferred shares) ● LTIP

The maximum opportunity represented above is the most that could potentially be paid for each remuneration component. It does not reflect any intention by the Group to award that amount.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 121

3 Remuneration for the CEO and other Executive KMP

The amount of remuneration actually received by the CEO and other Executive KMP each year under the CDP and LTIP depends on the achievement of business and individual performance measures. The Board and Committee applies its overarching discretion to determine fair and commensurate remuneration that reflects the objectives of the remuneration framework and takes into account shareholder expectations and market conditions.

3.1 FY2024 remuneration received by the CEO

The table below is a voluntary non-statutory disclosure of the remuneration received by the CEO during FY2024 and FY2023. This table is unaudited and differs from the audited remuneration calculated in accordance with the Australian Accounting Standards (refer to 5.1 KMP remuneration table and Financial Statements note 26 'Employee share ownership plans'). This table is designed to provide greater transparency for shareholders and reflects actual remuneration received, with the CDP and LTIP included below representing those amounts that have been received as a consequence of satisfying performance conditions in the relevant financial year.

The difference between the disclosure in the table below and the remuneration disclosed in 5.1 KMP remuneration table relates to the CDP and LTIP. The remuneration calculated in accordance with Australian Accounting Standards requires the fair value of the CDP and LTIP to be calculated at the time of grant and to be amortised over the relevant vesting periods regardless of the performance outcome. This may not reflect what the executive receives. In the table below, the CDP and LTIP values relate to the performance outcomes and actual amount received each year under the CDP (i.e. against the CDP scorecard) and the LTIP (i.e. based on the LTIP vesting outcome).

Details of the components of remuneration are contained in 2 Executive KMP remuneration framework and the values in the table are explained further in the notes below.

US$('000)		Base salary	Benefits[1]	Pension[2]	CDP[3]	LTIP[4]	Total
Mike Henry	FY2024	1,808	35	181	3,113	3,376	8,513
	FY2023	1,742	7	174	3,762	7,645	13,330

1. Benefits are non-pensionable and include net movements in leave balances, private health insurance, car parking, fringe benefits tax and personal tax return preparation in required countries.
2. FY2024 and FY2023 pension contributions were provided based on 10 per cent of base salary.
3. The values shown are the full CDP value (cash and deferred shares) earned based on performance during FY2024 and FY2023. The FY2024 CDP award will be provided one-third in cash in September 2024 and two-thirds in deferred shares, with one-third due to vest at the end of FY2026 and one-third due to vest at the end of FY2029 (on the terms of the FY2024 CDP award). The FY2023 CDP award was provided one-third in cash in September 2023 and two-thirds in deferred shares, with one-third due to vest at the end of FY2025 and one-third due to vest at the end of FY2028 (on the terms of the FY2023 CDP award).
4. The LTIP award values for FY2024 and FY2023 are based on the full awards Mike Henry received in 2019 and 2018, respectively, when he was President Operations Minerals Australia (prior to becoming and with no proration applied for time as CEO), and 50 per cent of the 2019 awards vesting and 100 per cent of the 2018 awards vesting. The 2019 LTIP award value in FY2024 is an estimate calculated on the average share price for the month of July 2024 (which will be updated for the actual share price on the vesting date in the 2025 Remuneration Report); whereas the 2018 LTIP award value in FY2023 was calculated on the actual share price on the vesting date (and updated from the 2023 Remuneration Report in which the value was an estimate calculated on the average share price for the month of July 2023).

A revised remuneration framework took effect from 1 July 2019 and significantly reduced the LTIP grant size for the CEO from 400 per cent of base salary (on a face value basis) to 200 per cent and a rebalancing to a CDP award with a long-term focus. As a result, the remuneration for Mike Henry reported above reflects the transition to this structure and includes the full amounts of the CDP award earned during FY2024 and FY2023 (i.e. irrespective that some elements of the CDP award are deferred) together with the full amounts of pre-existing LTIP awards vesting at the end of FY2024 and the pre-existing LTIP awards vesting at the end of FY2023 that were granted in 2019 and 2018, respectively. The LTIP award sizes granted in 2019 and 2018 were double the current grant size.

Had the current remuneration framework been in place when Mike's 2019 and 2018 LTIP awards were granted and a reduced size awarded, the reported LTIP values would have been US$1.688 million for FY2024 and US$3.827 million for FY2023 (instead of US$3.376 million and US$7.645 million in the table above). The reported total remuneration would have therefore been US$6.825 million for FY2024 and US$9.512 million for FY2023 (instead of US$8.513 million and US$13.330 million in the table above).

3.2 FY2024 CDP performance outcomes

The Board and the Committee assessed the Executive KMP's CDP outcomes in light of the Group's performance in FY2024 and took into account performance against the measures in each Executive KMP's CDP scorecard.

For the CEO, the Board's and the Committee's assessment against the CDP scorecard measures resulted in a CDP outcome for FY2024 at 76 per cent against the target of 100 per cent (or 51 per cent against maximum). As noted in the Chair letter, BHP has self-reported certain payroll issues to the FWO and is reviewing its payroll systems. The Board has determined that the CEO's FY2024 CDP outcome will include a 4.3 percentage point reduction from 76 per cent to 71.7 per cent to reflect his ultimate accountability for BHP's payroll systems.

The CEO's final CDP scorecard outcome for FY2024 is summarised in the following tables, including a narrative description of each performance measure and the CEO's level of achievement, as determined by the Committee and approved by the Board. The level of performance for each measure is determined based on a range of threshold (the minimum necessary to qualify for any reward outcome), target (where the performance requirements are met) and maximum (where the performance requirements are significantly exceeded).

Summary of outcomes for the CEO

Performance measure		Weighting for FY2024	Threshold	Target	Maximum	Percentage outcome Mike Henry
S&S	Significant HSEC events	10%				0%
	Sustainability	15%				15%
Financial		50%				37%
Group		25%				24%
Sub-total		**100%**				76%
Committee discretion						-4.3%
Total		**100%**				71.7%

122 BHP Annual Report 2024

3 Remuneration for the CEO and other Executive KMP continued

3.2 FY2024 CDP performance outcomes continued

Safety and sustainability

The safety and sustainability (S&S) targets for the CEO are aligned to the Group's 2030 goals. As it has done for several years, when assessing S&S performance against the scorecard targets, the Committee seeks guidance from the Sustainability Committee. The Committee has taken a holistic view of Group performance in critical areas, including considering any additional matters outside the scorecard targets that the Sustainability Committee has provided and considers relevant.

The performance commentary below is provided against the significant HSEC events (including fatalities) scorecard targets, which were set on the basis of operated assets only.

Significant HSEC events

Measure outcome: Zero

Scorecard targets

No significant (actual level 4) health, safety (including fatalities), environment or community events during the year.

Performance against scorecard targets

- In what is clearly a tragic and unacceptable outcome, we lost a colleague in January 2024 at our Saraji coal mine, which is part of our BHP Mitsubishi Alliance coal operations in Queensland, Australia. Our imperative is to continue to build our focus on fatality elimination and safety through field leadership, hazard identification and effective risk management.
- The weighting of fatalities is 10 percentage points of the total 25 percentage points allocated to the whole S&S category. This results in a zero outcome for this measure.
- No other significant health, environment or community incidents occurred during FY2024.

The performance commentary below is provided against the sustainability scorecard targets, which were set on the basis of operated assets only.

Climate change

Measure outcome: Slightly below target

Scorecard targets

Reported Scopes 1 and 2 GHG emissions at our operated assets in FY2024 are at 10.8 $MtCO_2$-e.

Deliver the FY2024 actions in the approved climate adaptation work program.

Performance against scorecard targets

- For FY2024, we bettered our operational GHG emissions scorecard target of 10.8 $MtCO_2$-e by 4%, with an outcome of 10.3 $MtCO_2$-e.[1] This was just below the performance which was required for a maximum outcome of 5% or more below the target. However, having reviewed actual production levels at certain operated assets compared to budget targets, the outcome for this measure was determined by the Committee to be slightly below target.
- All actions required in the approved climate adaptation work program were delivered during FY2024.

Indigenous partnerships

Measure outcome: Slightly above target

Scorecard targets

No significant (actual level 4) cultural heritage events during the year.

Achieve significant uplift from FY2023 total global spend on Indigenous, Traditional Owner and First Nations vendor procurement and achieve FY2024 Indigenous employment participation targets.

Performance against scorecard targets

- No significant cultural heritage incidents occurred during FY2024.
- Indigenous, Traditional Owner and First Nations vendor procurement significantly exceeded targets set with US$609 million in Indigenous procurement spend in FY2024 (an 83% uplift from FY2023). Our overall FY2024 Indigenous employment participation was slightly behind target.

1. The operational GHG emissions outcome is different from our reported figures in 6.9 Climate change and our CTAP 2024. This is primarily due to annualisation (over 366 days) of production and GHG emissions for Blackwater and Daunia to reflect the FY2024 scorecard methodology.

The overall outcome against the total S&S measures for FY2024 was 15 per cent out of the target of 25 per cent, with a zero outcome against a target of 10 per cent for the significant HSEC events measure and an outcome of 15 per cent against a target of 15 per cent for sustainability measures.

Financial

ROCE is underlying profit after taxation (excluding after-taxation finance costs and exceptional items) divided by average capital employed. ROCE is the key financial measure against which CDP outcomes for our senior executives are measured and is, in our view, a relevant measure to assess the financial performance of the Group for this purpose. While ROCE excludes exceptional items, the Committee reviews each exceptional item to assess if it should be included in the result when determining the ROCE CDP outcome.

When assessing management's performance, we make adjustments to the ROCE result to allow for changes in commodity prices, foreign exchange movements and other material items (from the levels assumed in setting the targets). This ensures the assessment appropriately measures outcomes that are within the control and influence of the Group and its executives. Of these adjustments, changes in commodity prices have historically been the most material due to volatility in prices and the impact on Group revenue and ROCE. As it has done for several years, the Committee seeks guidance each year from the Risk and Audit Committee when assessing financial performance against scorecard targets.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 123

ROCE

Measure outcome: **Below target**

Scorecard targets

For FY2024, the target for ROCE was 20.1%, with a threshold of 17.1% and a maximum of 22.6%.

Achievement of the ROCE target will result in a target CDP outcome. The ROCE target considers the upside opportunities and downside risks inherent in BHP's businesses, and is an outcome the Committee believes would be a level of performance that shareholders would view positively. The maximum and threshold are an appropriate range of ROCE outcomes, given the upside opportunities and downside risks, which represent an upper limit of stretch outperformance that would represent the maximum CDP award, and a lower limit of underperformance below which no CDP award should be made.

The performance range around target is subject to a greater level of downside risk than there is upside opportunity, mainly due to physical and regulatory asset constraints. Accordingly, the range between threshold and target is somewhat greater than that between target and maximum. For maximum, the Committee takes care not to create leveraged incentives that encourage executives to push for short-term performance that goes beyond our risk appetite and current operational capacity.

Performance against scorecard targets

ROCE of 27.2% was reported by BHP for FY2024. Adjusted for the factors outlined below, ROCE is 18.5%, which is below target. The following adjustments were made to ensure the outcomes appropriately reflect the performance of management for the year:

- The full elimination of the impacts of movements in commodities prices and exchange rates decreased ROCE by 7.7 percentage points.
- Adjustments for other material items made to ensure the outcomes reflect the performance of management for the year decreased ROCE by 1 percentage point. This was mainly due to the elimination of the positive effect on reported ROCE outcomes of lower asset values in the closing balance sheet due to the disposals of the Daunia and Blackwater mines in late FY2024. This adjustment was necessary to ensure the basis of the ROCE outcome for CDP purposes was the same as the basis upon which the ROCE target for FY2024 was set.
- Having reviewed the FY2024 exceptional items (as described in Financial Statements note 3 'Exceptional items'), the Committee determined these should not be considered for the purposes of determining the FY2024 ROCE CDP outcome and that no further action was required in respect of exceptional items.

The key driver of the FY2024 ROCE outcome of 18.5% being below the target for FY2024 of 20.1% set at the commencement of the year was that actual production volumes at several assets during FY2024 were lower than the internal budgets set at the commencement of the year.

The outcome against the ROCE measure for FY2024 was 37 per cent out of the target of 50 per cent.

Group measures for the CEO

Group measures for the CEO are determined at the start of the financial year and are an important element of effective performance management. These measures seek to balance financial and non-financial performance requirements and incentivise a high-performance culture. The CEO's group measures for FY2024 included contribution to BHP's overall performance and the management team, and the delivery of key projects and initiatives, as set out in the table below.

People

Measure outcome: **Slightly below target**

Scorecard targets

Increase in female leadership representation by 3 percentage points.

Accelerate cultural change by launching refreshed BHP values, implementing a refreshed performance management framework and delivery of Operating Model changes.

Progress ELT succession and development activities.

Performance against scorecard targets

- Female leadership increased in FY2024 by 2 percentage points to 31.7% at 30 June 2024, compared to 29.7% at 30 June 2023.
- Refreshed Our Values were designed and launched, a refreshed performance management framework is being implemented, and the Operating Model was reviewed, and changes completed.
- Succession and development activities completed in accordance with expectations.

Performance

Measure outcome: **Slightly below target**

Scorecard targets

Asset operational sites to complete formal BHP Operating System (BOS) deployment in FY2024 (>90% schedule adherence throughout). 90% of Sites in Sustain to demonstrate Assessment on Assessment improvement in Operational Excellence Indicator (OEI) scores.

Drive material progress in our Brazil strategy, including delivery of Renova priority programs (Resettlement and Indemnification), Judicial Reorganisation, progress with the National Council of Justice (CNJ) negotiations and UK class action.

Finalise the development of the CTAP 2024.

Implement our Reconciliation Action Plan commitments in Australia.

Performance against scorecard targets

- 94% of asset operational sites completed formal BOS deployment in FY2024 (against the target of >90%). There has been an improvement in OEI scores Assessment on Assessment for 64% of all Sites in Sustain (against the target of >90%).
- Significant progress has been made on the Renova priority programs with 91% of resettlement cases now completed. Compensation and financial assistance to support approximately 430,000 people affected by the dam failure has been paid as at 30 June 2024. Samarco successfully concluded its Judicial Reorganisation process with the approval by the courts. The CNJ negotiations are progressing and judicial proceedings in connection with the dam failure are ongoing.
- The CTAP 2024 has progressed according to plan, being approved by the Board and published as part of the FY2024 Annual Reporting suite of documents.
- All FY2024 Reconciliation Action Plan commitments in Australia were achieved, including developing and embedding an integrated planning, tracking and reporting approach, which is driving accountability and transparency and has been recognised by Reconciliation Australia as best practice. We have made progress on Indigenous procurement spend and employment participation, and listening sessions have been held as part of the Cultural Safety Review and priority improvement identified and underway.

Portfolio

Measure outcome: **On target**

Scorecard targets

As agreed by the Board, execute against the strategy and plan with respect to OZ Minerals integration and other portfolio activities.

Investments in early-stage growth options.

Performance against scorecard targets

- The OZ Minerals integration program was successfully completed at the end of March 2024. The sale of the Daunia and Blackwater coal mines to Whitehaven Coal was successfully completed in April 2024.
- A number of growth options were progressed, evaluated and approved, and progress was made with an early-stage investment in FY2024, which provides future growth optionality.

Overall, the performance of the CEO against the group measures for FY2024 was assessed as slightly below expectations and warranted an outcome of 24 per cent against the target of 25 per cent.

The CDP performance measures for other Executive KMP for FY2024 are similar to those of the CEO outlined above. However, for the other Executive KMP, the weighting of each performance measure will vary to reflect the focus required from each Executive KMP role. As with the CEO, individual performance measures are determined at the start of the financial year. These include the other Executive KMP's contribution to the delivery of projects and initiatives within the scope of their role and the overall performance of the Group. Individual performance of other Executive KMP was reviewed against these measures by the Committee and, on average, were considered to have marginally exceeded expectations and warranted an outcome slightly above target.

124 BHP Annual Report 2024

3 Remuneration for the CEO and other Executive KMP continued

3.2 FY2024 CDP performance outcomes continued

The diagram below represents the FY2024 CDP weightings and outcomes against the original scorecard for other Executive KMP.

Performance categories		Other Executive KMP with region responsibility	Other Executive KMP without region responsibility
S&S	Group	12.5%	12.5%
	Region	12.5%	12.5%
Financial	Group	25.0%	50.0%
	Region	25.0%	0%
Individual		25.0%	25.0%


Threshold
Target
Maximum

○ BHP ● Minerals Australia ● Minerals America ● COO[1]

1. COO is the region comprising operated assets under the responsibility of the Chief Operating Officer.

3.3 FY2024 LTIP performance outcomes

The five-year performance period for the 2019 LTIP award for relevant Executive KMP ended on 30 June 2024. Vesting is subject to the achievement of the relative TSR performance conditions and any discretion applied by the Committee (refer to 3.4 Overarching discretion and vesting underpin).

For the 2019 LTIP award to vest in full, BHP's TSR over the performance period from 1 July 2019 to 30 June 2024 must have been at or exceeded the 80th percentile of the Sector Group TSR and the MSCI World Index TSR (World TSR). TSR includes returns to BHP shareholders in the form of share price movements along with dividends paid and reinvested in BHP (including cash and in-specie dividends).

BHP's TSR performance was positive 92 per cent over the five-year period from 1 July 2019 to 30 June 2024. This is above the 50th percentile of the Sector Group TSR of positive 86 per cent but below the 80th percentile of the Sector Group TSR of positive 113 per cent, and above the 50th percentile of the World TSR of positive 58 per cent but below the 80th percentile of the World TSR of positive 117 per cent over the same period. This level of performance results in 50 per cent vesting for the 2019 LTIP award. The value of the CEO's vested 2019 LTIP award has been reported in 3.1 FY2024 remuneration received by the CEO.

The graph below shows BHP's performance relative to comparator groups.

BHP vs. Sector Group and MSCI World TSR over 2019 LTIP cycle
TSR since 1 July 2019 (%)


250%
200%
150%
100%
50%
0
Jun-2019
Jun-2020
Jun-2021
Jun-2022
Jun-2023
Jun-2024
BHP TSR
Sector Group 50th percentile TSR
Sector Group 80th percentile TSR
World (MSCI) 50th percentile TSR
World (MSCI) 80th percentile TSR

The value of the vested 2019 LTIP award is higher than the value of the vested award at the time it was granted in 2019. The share price has risen appreciably during the five-year period and there have been strong dividends. Of the value realised, 57 per cent is due to the value at the time the awards were granted and 43 per cent is due to share price appreciation and dividends. This value increment due to share price appreciation and dividends is consistent with the experience of shareholders over the period.

3.4 Overarching discretion and vesting underpin

The rules of the CDP and LTIP and the terms and conditions of the awards provide the Committee with an overarching discretion to reduce the number of awards that will vest, notwithstanding that the performance conditions or the relevant service conditions have been met.

This overarching discretion is a holistic, qualitative judgement ('look back') and is applied as an underpin test before final vesting is confirmed. It is an important risk management tool to ensure vesting is not simply driven by a formula or the passage of time that may give unexpected or unintended remuneration outcomes.

The Committee considers its discretion carefully each year ahead of the scheduled vesting of CDP and LTIP equity awards in August. For the five-year CDP deferred awards, it considers performance holistically over the five-year period, including a five-year 'look back' on S&S performance, profitability, cash flow, balance sheet health, returns to shareholders, corporate governance and conduct. For the five years from FY2020 to FY2024, the Committee noted BHP's continued progress in S&S outcomes (noting, however, the two fatalities in FY2023 and one in FY2024 have been taken into account in determining CDP outcomes for those years), strong operational performance with improving production and cost performance, and significant returns to shareholders.

In respect of the vesting of CDP two-year deferred shares (granted in November 2022 in respect of performance in FY2022), the Committee did not identify any reason to exercise its downwards discretion.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 125

In respect of the vesting of the 2019 LTIP five-year performance rights, the formulaic outcome of the 2019 LTIP was 50 per cent vesting. Having undertaken the 'look back' review described above, the Committee concluded the vesting outcome was appropriate given Group and individual performance, and that no reasons were identified to warrant the exercise of its downwards discretion. There is no upwards discretion available to the Committee in respect of the 2019 LTIP and the overarching discretion may only reduce the number of awards that may vest.

In FY2023 BHP identified and disclosed two issues with certain allowances and entitlements affecting some current and former employees in Australia. We self-reported these issues to the FWO and engaged Protiviti, a global assurance firm, to undertake a review of our payroll systems. In August 2023, ELT members had a negative 3 percentage point impact on the FY2023 CDP outcomes due to the costs of remediating the two employee entitlements and allowances issues. We also confirmed that we would monitor the outcome of the review and engagement with the regulatory authorities and that this may impact remuneration outcomes in the future.

The Board and CEO have taken these issues seriously. A range of consequences have been implemented for employees in relation to these matters. In relation to remuneration outcomes, this year the Board has determined that the CEO's FY2024 CDP outcome will include a 4.3 percentage point reduction to reflect his ultimate accountability for BHP's payroll systems. This CDP reduction for the CEO in FY2024 is US$185,000 and is equivalent to 25 per cent of the CEO's target annual short term incentive pro-rated for the portion of the relevant period that he was CEO. For others with accountability for BHP's payroll issues (including current and prior ELT members) there have been reductions determined in variable remuneration outcomes ranging between 25 per cent to 100 per cent of relevant annual target variable pay. Accountability has been determined based on a number of factors, including tenure in relevant roles.

3.5 LTIP allocated during FY2024

Following shareholder approval at the 2023 AGM, 125,124 LTIP awards (in the form of performance rights) were granted to the CEO on 8 November 2023. The face value of the CEO's award was 200 per cent of his base salary of US$1.820 million at the time of grant. The fair value of the awards were calculated by multiplying the face value of the award by the fair value factor of 41 per cent at the time (as determined by the independent adviser to the Committee). The 125,124 LTIP awards for the CEO was determined based on the US$ face value of the LTIP awards of US$3.640 million and calculated using the average share price and US$/A$ exchange rate over the 12 months up to and including 30 June 2023. LTIP awards granted to other Executive KMP during FY2024 were determined on the same basis as described above for the CEO, except that awards for other Executive KMP had a face value of 175 per cent of base salary.

In addition to the LTIP terms set out in 2 Executive KMP remuneration framework, the Committee determined the following terms for the 2023 LTIP:

Performance period	– 1 July 2023 to 30 June 2028
Performance conditions	– Vesting is conditional on two relative TSR performance measures. – An averaging period of six months will be used in the TSR calculations. – BHP's TSR relative to the median TSR of the MSCI World Metals and Mining Index (Sector Group TSR) and the MSCI World Index (World TSR) will determine the vesting of 67% and 33% of the award, respectively. – For each portion of the award to vest in full, BHP's TSR must be at or exceed the 80th percentile of the Sector Group TSR or the World TSR (as applicable). Threshold vesting (25% of each portion of the award) occurs where BHP's TSR equals the 50th percentile (i.e. the median) of the Sector Group TSR or the World TSR (as applicable). Vesting occurs on a sliding scale between the 50th and 80th percentiles.

3.6 FY2025 remuneration for the CEO and other Executive KMP

The remuneration for the CEO and other Executive KMP in FY2025 will be in accordance with the remuneration framework operation and the main elements are set out in the table below.

Base salary	CDP	LTIP
Base salaries are reviewed and benchmarked annually against external market demand for senior executive talent to ensure they remain competitive. Following the review, if the Board and Committee assess and determine a base salary increase should apply to the CEO and/or other Executive KMP, the increase will be applicable from 1 September. For FY2025, the Committee determined that the CEO's base salary would increase by 4%, effective 1 September 2024, to US$1.893 million. The Committee has also reviewed the base salaries and total target remuneration packages for other Executive KMP. The Committee determined an increase of 8% for the President Australia, reflecting performance and development in role. Given recent appointments, no other changes are being made for other Executive KMP at this time, and this will be the subject of future reviews.	The Board and the Committee set the CDP scorecard performance categories and measures each year. For FY2025, the balanced scorecard includes S&S measures (25% weighting) such as elimination of significant harm (including safety), climate change and Indigenous partnerships, a ROCE financial measure (50% weighting), and Group and individual measures (25% weighting) relating to projects and initiatives in respect of people, performance and portfolio. The specific Group and individual performance measures vary for Executive KMP to reflect the focus required from each of them in their role. Notably, certain S&S, Group and individual measures have a long-term focus where they are set with a view to achieving longer-term ambitions. For example, annual GHG emission reduction targets reflect the ultimate achievement of BHP's medium-term target of at least a 30% reduction in operational GHG emissions from FY2020 levels by FY2030, however, progress towards this is not expected to be linear. As a consequence, vesting of five-year deferred shares under the CDP is underpinned by a holistic review of performance at the end of the five-year vesting period, allowing for performance against the longer-term ambitions to be considered.	The LTIP award to be granted to the CEO in FY2025 has a maximum face value of US$3.786 million, being 200% of the CEO's base salary at the time of grant. The number of LTIP awards expected to be granted to the CEO in FY2025 is 127,848 and has been determined using the share price and US$/A$ exchange rate over the 12 months up to and including 30 June 2024. The granting of this LTIP award is subject to the approval of shareholders at the 2024 AGM. If approved, the award will be granted following the AGM (i.e. in or around November 2024, subject to securities dealing considerations). The LTIP award granted in FY2025 will use the same performance and service conditions as the LTIP award granted in FY2024. LTIP awards granted to other Executive KMP during FY2025 will be calculated on the same basis as described above for the CEO, except that awards for other Executive KMP will have a maximum face value of 175% of salary.

126 BHP Annual Report 2024

4 Remuneration for Non-executive Directors

Our remuneration framework for Non-executive Directors aligns with the Australian Securities Exchange Corporate Governance Council's Principles and Recommendations (4th Edition). Non-executive Directors do not have any performance-based at-risk remuneration or receive any equity awards as part of their remuneration, therefore the totals shown below are total remuneration and total fixed fees. The maximum aggregate fees payable to Non-executive Directors (including the Group Chair) were approved by shareholders at the 2008 AGMs at US$3.800 million per annum. This sum includes base fees, Committee fees and pension contributions. Travel allowances and non-monetary benefits are not included in this limit.

4.1 Remuneration framework of Non-executive Directors

The following table shows the components for Non-executive Directors' remuneration. Non-executive Directors are not eligible to participate in any CDP or LTIP awards.

	Descriptions
Purpose and link to strategy	Competitive fees and benefits are paid to Non-executive Directors in order to attract and retain high-quality individuals, and to provide appropriate remuneration for the role undertaken.
Fees	The Group Chair is paid a single fee for all responsibilities. All other Non-executive Directors are paid a base fee and relevant Committee membership fees. Committee Chairs and the Senior Independent Director are paid an additional fee to reflect their extra responsibilities. All fee levels are reviewed annually and any changes are ordinarily effective from 1 July. Annual reviews take into account global benchmarking and advice provided by external advisers, as required. Fee levels reflect the size and complexity of the Group and the geographies where the Group operates. The economic environment and the financial performance of the Group are taken into account. Consideration is also given to salary reviews across the rest of the Group. Where the payment of pension contributions is required by law, these contributions are deducted from the Director's overall fee entitlements.
Benefits	BHP is a global organisation and there is a considerable travel burden required of Non-executive Directors to travel to Board meetings and site visits. Travel allowances are paid on a per trip basis. As a consequence of our prior dual listed company structure, Non-executive Directors are required to prepare personal tax returns in Australia and the UK, regardless of whether they reside in one or neither of those countries. They are accordingly reimbursed for the costs of personal tax return preparation in whichever of the UK and/or Australia is not their place of residence (including payment of the tax cost associated with the provision of the benefit).

Letters of appointment

The Board has adopted a letter of appointment that contains the terms on which Non-executive Directors will be appointed, including the basis upon which they will be indemnified by the Group. The Board has adopted a policy under which all Non-executive Directors must seek re-election at the AGM each year. As a result of requiring re-election each year, Non-executive Directors do not have a fixed term in their letter of appointment.

Payments on early termination or loss of office

There are no provisions in any of the Non-executive Directors' appointment arrangements for compensation payable on early termination of their directorship. A Non-executive Director may resign on reasonable notice. No payments are made to Non-executive Directors on loss of office.

4.2 Non-executive Directors' remuneration in FY2024 and FY2025

The remuneration for the Non-executive Directors was paid in FY2024 and will be paid in FY2025 in accordance with the remuneration framework set out above. Fee levels for the Group Chair and the Non-executive Directors are reviewed annually and are benchmarked against peer companies of similar complexity, reach and scale with the assistance of external advisers (but not by the Committee-appointed independent remuneration adviser).

Following an assessment of the updated benchmarking, global market positioning and peer company relativities, a decision has been made that the Group Chair's fee and the Non-executive Directors' base fee will increase by 4 per cent with effect from 1 July 2024. The increases are considered appropriate given current benchmarking and the expectations, accountabilities and workloads of each of the Group Chair and Non-executive Directors. Having conducted this review, it was determined that there would be no change to the fees for other Committee roles or other allowances.

The below table sets out the annualised total remuneration and total fixed fees for FY2024 and FY2025 (including the increases from 1 July 2024).

Levels of fees and travel allowances for Non-executive Directors (in US$)	FY2024	FY2025
Base annual fee	168,000	175,000
Plus additional fees for:		
Senior Independent Director	53,000	53,000
Committee Chair:		
Risk and Audit	66,000	66,000
People and Remuneration	45,000	45,000
Sustainability	45,000	45,000
Nomination and Governance	No additional fee	No additional fee
Committee membership:		
Risk and Audit	32,500	32,500
People and Remuneration	27,500	27,500
Sustainability	27,500	27,500
Nomination and Governance	18,000	18,000
Travel allowance:[1]		
In excess of 3 hours and less than 10 hours	7,000	7,000
10 hours or more	15,000	15,000
Group Chair's fee[2]	925,000	962,000

1. In relation to travel for Board and shareholder meetings, the time thresholds relate to a flight time in excess of three hours to travel to the meeting location (i.e. one-way flight time). Only one travel allowance is paid per round trip.
2. The Group Chair is paid a single fee for all responsibilities (i.e. no base annual fee or Committee fees).

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 127

5 Statutory KMP remuneration and other disclosures

5.1 KMP remuneration table

The table below has been prepared in accordance with relevant accounting standards. Remuneration data for KMP are for the periods of FY2023 and FY2024 that they were KMP. More information on the framework and operation of each element of remuneration is provided earlier in this Report.

Share-based payments

The figures included in the shaded columns of the statutory table below for share-based payments were not actually provided to the Executive KMP, including the CEO, during FY2023 or FY2024. These amounts are calculated in accordance with accounting standards and are the amortised IFRS fair values at grant date of equity and equity-related instruments that have been granted to the executives. For information on awards that were allocated and vested during FY2023 and FY2024, refer to 5.2 Equity awards.

			Short-term benefits			Post-employment benefits	Share-based payments		
US$('000)	Financial year	Base salary/ fees[1]	Annual cash incentive[2]	Non-monetary benefits[3]	Other benefits[4]	Retirement benefits[5]	Value of CDP awards[2,6]	Value of LTIP awards[6]	Total
CEO									
Mike Henry	**FY2024**	**1,808**	**1,038**	**35**	**–**	**181**	**2,177**	**2,096**	**7,335**
	FY2023	1,742	1,254	7	–	174	2,107	2,206	7,490
Other Executive KMP									
Edgar Basto[7]	**FY2024**	**673**	**425**	**–**	**–**	**67**	**668**	**617**	**2,450**
	FY2023	975	704	2	–	98	1,030	820	3,629
Brandon Craig[8]	**FY2024**	**267**	**173**	**28**	**378**	**27**	**33**	**254**	**1,160**
David Lamont[7]	**FY2024**	**673**	**425**	**1**	**–**	**67**	**649**	**641**	**2,456**
	FY2023	975	733	15	–	98	960	608	3,389
Vandita Pant[8]	**FY2024**	**340**	**223**	**29**	**–**	**34**	**329**	**228**	**1,183**
Geraldine Slattery	**FY2024**	**1,013**	**592**	**26**	**297**	**101**	**1,182**	**1,049**	**4,260**
	FY2023	950	665	113	400	95	1,117	947	4,287
Ragnar Udd[7]	**FY2024**	**665**	**431**	**48**	**–**	**67**	**644**	**575**	**2,430**
	FY2023	917	711	49	–	92	911	748	3,428
Non-executive Directors									
Terry Bowen[9]	**FY2024**	**78**	**–**	**–**	**–**	**7**	**–**	**–**	**85**
	FY2023	241	–	–	40	17	–	–	298
Malcolm Broomhead[9]	FY2023	61	–	–	15	6	–	–	82
Xiaoqun Clever-Steg	**FY2024**	**188**	**–**	**–**	**77**	**13**	**–**	**–**	**278**
	FY2023	181	–	–	79	12	–	–	272
Ian Cockerill[9]	**FY2024**	**162**	**–**	**–**	**46**	**12**	**–**	**–**	**220**
	FY2023	208	–	–	106	12	–	–	326
Gary Goldberg	**FY2024**	**284**	**–**	**–**	**99**	**–**	**–**	**–**	**383**
	FY2023	284	–	–	101	–	–	–	385
Michelle Hinchliffe	**FY2024**	**235**	**–**	**–**	**45**	**–**	**–**	**–**	**280**
	FY2023	186	–	–	37	6	–	–	229
Don Lindsay[10]	**FY2024**	**38**	**–**	**–**	**–**	**–**	**–**	**–**	**38**
Ken MacKenzie	**FY2024**	**907**	**–**	**–**	**67**	**18**	**–**	**–**	**992**
	FY2023	863	–	–	63	17	–	–	943
Ross McEwan[10]	**FY2024**	**51**	**–**	**–**	**45**	**4**	**–**	**–**	**100**
John Mogford[9]	FY2023	63	–	–	33	–	–	–	96
Christine O'Reilly	**FY2024**	**263**	**–**	**–**	**37**	**–**	**–**	**–**	**300**
	FY2023	268	–	–	55	–	–	–	323
Catherine Tanna	**FY2024**	**205**	**–**	**–**	**44**	**18**	**–**	**–**	**267**
	FY2023	198	–	–	52	17	–	–	267
Dion Weisler	**FY2024**	**205**	**–**	**–**	**22**	**18**	**–**	**–**	**245**
	FY2023	198	–	–	55	17	–	–	270

1. Base salaries and fees shown in this table reflect the amounts paid over the 12-month period from 1 July 2023 to 30 June 2024 for each Executive KMP and Non-executive Director. In FY2024, the Executive KMP base salaries were increased from 1 September 2023 as follows: Mike Henry's to US$1.820 million, Edgar Basto's to US$1.020 million, David Lamont's to US$1.020 million, Geraldine Slattery's to US$1.020 million and Ragnar Udd's to US$1.020 million. The other changes to Executive KMP base salaries during the year were as follows: Brandon Craig who was appointed President Americas on 1 March 2024 on an annual salary of US$0.800 million and Vandita Pant who was appointed Chief Financial Officer on 1 March 2024 on an annual salary of US$1.020 million.
2. Annual cash incentive in this table is the cash portion of CDP awards each Executive KMP earned in respect of performance during each financial year. CDP is provided one-third in cash and two-thirds in deferred shares (which are included in the share-based payments columns of the table). The cash portion of CDP awards is paid in September of the year following the relevant financial year. The minimum possible value awarded to each individual is nil, the target is 240 per cent of base salary (80 per cent in cash and 160 per cent in deferred shares) and the maximum is 360 per cent of base salary (120 per cent in cash and 240 per cent in deferred shares). For FY2024, Executive KMP earned the following CDP awards as a percentage of the target and maximum (the remaining portion has been forfeited): Mike Henry 71.7 per cent of target and 47.8 per cent of maximum, Edgar Basto 79 per cent of target and 53 per cent of maximum, Brandon Craig 81 per cent of target and 54 per cent of maximum, David Lamont 79 per cent of target and 53 per cent of maximum, Vandita Pant 82 per cent of target and 55 per cent of maximum, Geraldine Slattery 73 per cent of target and 49 per cent of maximum and Ragnar Udd 81 per cent of target and 54 per cent of maximum.
3. Non-monetary benefits are non-pensionable and include items such as net leave accruals, private family health insurance, car parking, fringe benefits tax and personal tax return preparation in required countries.
4. Other benefits are non-pensionable and for FY2024 include a one-off relocation allowance provided to Brandon Craig relating to his international relocation from Australia to Chile and one-off reimbursement to Geraldine Slattery associated with her house sale/purchase for international relocation from the United States to Australia. The majority of the amounts disclosed for benefits for Non-executive Directors are usually travel allowances: amounts of between US$ nil and US$105,000 for FY2024 and FY2023. For FY2024, amounts of between US$ nil and US$1,500 (US$ nil and US$3,000 for FY2023) are included in respect of tax return preparation, and amounts of between US$ nil and US$800 for FY2024 (US$ nil and US$1,400 for FY2023) are included in respect of the reimbursement of the tax cost associated with the provision of taxable benefits.
5. Retirement benefits for each Executive KMP in FY2023 and FY2024 were 10 per cent of base salary as per the remuneration framework. Non-executive Director fees are inclusive of minimum superannuation contributions of up to 11 per cent of remuneration for FY2024 (10.5 per cent for FY2023) in accordance with Australian superannuation legislation. No other pension contributions were paid.
6. The IFRS fair value of CDP and LTIP awards is estimated at grant date. Refer to Financial Statements note 26 'Employee share ownership plans'.
7. The FY2024 remuneration reported for Edgar Basto, David Lamont and Ragnar Udd reflects services as Executive KMP up to 29 February 2024.
8. The FY2024 remuneration reported for Brandon Craig and Vandita Pant reflects services as Executive KMP from 1 March 2024.
9. The FY2024 remuneration for Terry Bowen and Ian Cockerill relates to part of the year only, as they retired from the Board on 1 November 2023 and 4 April 2024, respectively. The FY2023 remuneration for Malcolm Broomhead and John Mogford relates to part of the year only, as they retired from the Board on 10 November 2022 and 31 October 2022, respectively.
10. The FY2024 remuneration reported for Don Lindsay and Ross McEwan relates to part of the year only, as they joined the Board on 1 May 2024 and 3 April 2024, respectively.

128 BHP Annual Report 2024

5 Statutory KMP remuneration and other disclosures continued

5.2 Equity awards

The interests held by Executive KMP under the Group's employee equity plans are set out in the table below. Each equity award is a right to acquire one ordinary share in BHP Group Limited upon satisfaction of the vesting conditions. Our mandatory minimum performance requirements for securities dealing governs and restricts dealing arrangements and the provision of shares on vesting or exercise of awards. No interests under the Group's employee equity plans are held by related parties of Executive KMP.

Approval from BHP's shareholders for the issue of equity awards to the CEO under the CDP and LTIP was obtained under ASX Listing Rule 10.14 at the 2023 AGM.

DEP applies to awards provided to Executive KMP under the CDP and LTIP as detailed in 2 Executive KMP remuneration framework. No DEP is generally payable on MAP awards previously provided to Executive KMP.

Executive KMP received or will receive awards under the CDP and LTIP. The terms and conditions of CDP and LTIP awards, including the performance conditions, are described in 2 Executive KMP remuneration framework.

BHP senior management who are not KMP receive awards under the MAP. While no MAP awards were granted to Executive KMP after becoming KMP, as noted in the table below, Edgar Basto, Brandon Craig, Vandita Pant, Geraldine Slattery and Ragnar Udd hold or held MAP awards that were allocated to them prior to commencing their Executive KMP service.

Award type	Date of grant	At 1 July 2023	Granted	Vested	Lapsed	At 30 June 2024	Award vesting date[1]	Market price on date of: Grant[2]	Market price on date of: Vesting[3]	Gain on awards ('000)[4]	DEP on awards ('000)
Mike Henry											
CDP	8-Nov-23	–	43,106	–	–	43,106	Aug 28	A$44.70	–	–	–
CDP	8-Nov-23	–	43,106	–	–	43,106	Aug 25	A$44.70	–	–	–
CDP	22-Nov-22	44,335	–	–	–	44,335	Aug 27	A$43.48	–	–	–
CDP	22-Nov-22	44,335	–	–	–	44,335	Aug 24	A$43.48	–	–	–
CDP	23-Nov-21	55,246	–	–	–	55,246	Aug 26	A$38.05	–	–	–
CDP	23-Nov-21	55,246	–	55,246	–	–	25 Aug 23	A$38.05	A$43.02	A$2,377	A$527
CDP	20-Oct-20	49,692	–	–	–	49,692	Aug 25	A$35.90	–	–	–
LTIP	8-Nov-23	–	125,124	–	–	125,124	Aug 28	A$44.70	–	–	–
LTIP	22-Nov-22	118,853	–	–	–	118,853	Aug 27	A$43.48	–	–	–
LTIP	23-Nov-21	120,099	–	–	–	120,099	Aug 26	A$38.05	–	–	–
LTIP	20-Oct-20	157,138	–	–	–	157,138	Aug 25	A$35.90	–	–	–
LTIP	20-Nov-19	172,144	–	–	–	172,144	Aug 24	A$37.24	–	–	–
LTIP	18-Dec-18	193,189	–	193,189	–	–	25 Aug 23	A$33.50	A$43.02	A$8,311	A$3,397
Edgar Basto[5]											
CDP	8-Nov-23	–	24,201	–	–	24,201	Aug 28	A$44.70	–	–	–
CDP	8-Nov-23	–	24,201	–	–	24,201	Aug 25	A$44.70	–	–	–
CDP	22-Nov-22	21,936	–	–	–	21,936	Aug 27	A$43.48	–	–	–
CDP	22-Nov-22	21,936	–	–	–	21,936	Aug 24	A$43.48	–	–	–
CDP	23-Nov-21	30,604	–	–	–	30,604	Aug 26	A$38.05	–	–	–
CDP	23-Nov-21	30,604	–	30,604	–	–	25 Aug 23	A$38.05	A$43.02	A$1,317	A$292
LTIP	8-Nov-23	–	61,359	–	–	61,359	Aug 28	A$44.70	–	–	–
LTIP	22-Nov-22	58,237	–	–	–	58,237	Aug 27	A$43.48	–	–	–
LTIP	23-Nov-21	58,725	–	–	–	58,725	Aug 26	A$38.05	–	–	–
LTIP	20-Oct-20	76,835	–	–	–	76,835	Aug 25	A$35.90	–	–	–
MAP	19-May-20	31,649	–	–	–	31,649	Aug 24	A$35.05	–	–	–
MAP	19-May-20	31,649	–	31,649	–	–	25 Aug 23	A$35.05	A$43.02	A$1,362	–
Brandon Craig[6]											
MAP	8-Dec-23	23,600	–	–	–	23,600	Aug 28	A$47.74	–	–	–
MAP	8-Dec-23	23,600	–	–	–	23,600	Aug 27	A$47.74	–	–	–
MAP	27-Sep-23	23,600	–	–	–	23,600	Aug 26	A$43.49	–	–	–
MAP	21-Sep-22	19,938	–	–	–	19,938	Aug 25	A$37.96	–	–	–
MAP	29-Sep-21	19,945	–	–	–	19,945	Aug 24	A$36.39	–	–	–

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 129

Award type	Date of grant	At 1 July 2023	Granted	Vested	Lapsed	At 30 June 2024	Award vesting date[1]	Market price on date of: Grant[2]	Market price on date of: Vesting[3]	Gain on awards ('000)[4]	DEP on awards ('000)
David Lamont[5]											
CDP	8-Nov-23	–	25,203	–	–	25,203	Aug 28	A$44.70	–	–	–
CDP	8-Nov-23	–	25,203	–	–	25,203	Aug 25	A$44.70	–	–	–
CDP	22-Nov-22	24,775	–	–	–	24,775	Aug 27	A$43.48	–	–	–
CDP	22-Nov-22	24,775	–	–	–	24,775	Aug 24	A$43.48	–	–	–
CDP	23-Nov-21	18,009	–	–	–	18,009	Aug 26	A$38.05	–	–	–
CDP	23-Nov-21	18,009	–	18,009	–	–	25 Aug 23	A$38.05	A$43.02	A$775	A$172
LTIP	8-Nov-23	–	61,359	–	–	61,359	Aug 28	A$44.70	–	–	–
LTIP	22-Nov-22	58,237	–	–	–	58,237	Aug 27	A$43.48	–	–	–
LTIP	23-Nov-21	58,725	–	–	–	58,725	Aug 26	A$38.05	–	–	–
LTIP	1-Dec-20	76,835	–	–	–	76,835	Aug 25	A$38.56	–	–	–
Vandita Pant[6]											
CDP	8-Nov-23	22,682	–	–	–	22,682	Aug 28	A$44.70	–	–	–
CDP	8-Nov-23	22,682	–	–	–	22,682	Aug 25	A$44.70	–	–	–
CDP	22-Nov-22	17,834	–	–	–	17,834	Aug 27	A$43.48	–	–	–
CDP	22-Nov-22	17,834	–	–	–	17,834	Aug 27	A$43.48	–	–	–
CDP	23-Nov-21	20,347	–	–	–	20,347	Aug 26	A$38.05	–	–	–
LTIP	8-Nov-23	45,632	–	–	–	45,632	Aug 28	A$44.70	–	–	–
LTIP	22-Nov-22	43,296	–	–	–	43,296	Aug 27	A$43.48	–	–	–
LTIP	23-Nov-21	34,440	–	–	–	34,440	Aug 26	A$38.05	–	–	–
MAP	20-Oct-20	27,731	–	–	–	27,731	Aug 25	A$35.90	–	–	–
MAP	20-Nov-19	26,197	–	–	–	26,197	Aug 24	A$37.24	–	–	–
Geraldine Slattery											
CDP	8-Nov-23	–	22,870	–	–	22,870	Aug 28	A$44.70	–	–	–
CDP	8-Nov-23	–	22,870	–	–	22,870	Aug 25	A$44.70	–	–	–
CDP	22-Nov-22	23,784	–	–	–	23,784	Aug 27	A$43.48	–	–	–
CDP	22-Nov-22	23,784	–	–	–	23,784	Aug 24	A$43.48	–	–	–
CDP	23-Nov-21	28,258	–	–	–	28,258	Aug 26	A$38.05	–	–	–
CDP	23-Nov-21	28,258	–	28,258	–	–	25 Aug 23	A$38.05	A$43.02	A$1,216	A$269
CDP	20-Oct-20	28,562	–	–	–	28,562	Aug 25	A$35.90	–	–	–
LTIP	8-Nov-23	–	61,359	–	–	61,359	Aug 28	A$44.70	–	–	–
LTIP	22-Nov-22	58,237	–	–	–	58,237	Aug 27	A$43.48	–	–	–
LTIP	23-Nov-21	52,543	–	–	–	52,543	Aug 26	A$38.05	–	–	–
LTIP	20-Oct-20	60,660	–	–	–	60,660	Aug 25	A$35.90	–	–	–
LTIP	20-Nov-19	117,371	–	–	–	117,371	Aug 24	A$37.24	–	–	–
MAP	21-Feb-19	31,965	–	31,965	–	–	25 Aug 23	A$34.83	A$43.02	A$1,375	–
Ragnar Udd[5]											
CDP	8-Nov-23	–	24,452	–	–	24,452	Aug 28	A$44.70	–	–	–
CDP	8-Nov-23	–	24,452	–	–	24,452	Aug 25	A$44.70	–	–	–
CDP	22-Nov-22	22,167	–	–	–	22,167	Aug 27	A$43.48	–	–	–
CDP	22-Nov-22	22,167	–	–	–	22,167	Aug 24	A$43.48	–	–	–
CDP	23-Nov-21	18,415	–	–	–	18,415	Aug 26	A$38.05	–	–	–
CDP	23-Nov-21	18,415	–	18,415	–	–	25 Aug 23	A$38.05	A$43.02	A$792	A$176
LTIP	8-Nov-23	–	61,359	–	–	61,359	Aug 28	A$44.70	–	–	–
LTIP	22-Nov-22	55,266	–	–	–	55,266	Aug 27	A$43.48	–	–	–
LTIP	23-Nov-21	52,543	–	–	–	52,543	Aug 26	A$38.05	–	–	–
LTIP	2-Nov-20	68,748	–	–	–	68,748	Aug 25	A$33.81	–	–	–
MAP	21-Aug-20	23,790	–	–	–	23,790	Aug 24	A$38.36	–	–	–
MAP	21-Aug-20	23,790	–	23,790	–	–	25 Aug 23	A$38.36	A$43.02	A$1,023	–

1. Where the vesting date is not yet known, the estimated vesting month is shown. Where awards lapsed (if any), the lapse date is shown. If the vesting conditions are met, awards will vest on or as soon as practicable after the first non-prohibited period date occurring after 30 June of the preceding year, subject to the terms of the award. The year of vesting is the second (CDP two-year deferred share awards), third (MAP), fourth (MAP) or fifth (MAP, CDP five-year deferred share awards and LTIP) financial year after grant. All awards are conditional awards and have no exercise period or exercise price; instead, ordinary fully paid shares are automatically allocated upon vesting (subject to a discretion to provide cash in lieu). Where vesting conditions are not met, the conditional awards will immediately lapse.
2. The market price shown is the closing price of BHP shares on the relevant date of grant. No price is payable by the individual to receive a grant of awards. The IFRS fair value of the CDP and LTIP awards granted in FY2024 at the grant date of 8 November 2023 are as follows: CDP – A$45.95 and LTIP – A$30.33.
3. The market price shown is the closing price of BHP shares on the relevant date of vest.
4. The gain on awards is calculated using the market price on date of vesting or exercise (as applicable) less any exercise price payable. The amounts that vested for the awards during FY2024 are as follows: CDP – 100 per cent vested; LTIP – 100 per cent vested; MAP – 100 per cent vested.
5. Awards shown as held by Edgar Basto, David Lamont and Ragnar Udd at 30 June 2024 are their balances at the date they ceased being KMP, being 29 February 2024.
6. The opening balances of awards for Brandon Craig and Vandita Pant reflect their holdings on the date that each became KMP, being 1 March 2024.

130 BHP Annual Report 2024

5 Statutory KMP remuneration and other disclosures continued

5.3 Estimated value range of equity awards

The current face value (and estimate of the maximum possible total value) of equity awards allocated during FY2024 and yet to vest are the awards as set out in the previous table multiplied by the current share price of BHP Group Limited. The minimum possible total value of the awards is nil. The actual value that may be received by participants in the future cannot be determined as it is dependent on and therefore fluctuates with the share price of BHP Group Limited at the date that any particular award vests or is exercised.

Five-year share price, dividend and earnings history

The table below provides the five-year share price history for BHP Group Limited, history of dividends paid and the Group's earnings.

	FY2024	FY2023	FY2022	FY2021	FY2020
Share price at beginning of year (A$)	**45.26**	40.05	48.22	35.82	41.68
Share price at end of year (A$)	**42.68**	44.99	41.25	48.57	35.82
Dividends paid (A$)	**2.35**	3.92	10.18[1]	2.07	2.13
Attributable profit (US$ million, as reported)	**7,897**	12,921	30,900	11,304	7,956

[1] The FY2022 dividends paid includes A$5.38 in respect of the in-specie dividend associated with the merger of the Petroleum business with Woodside.

The highest and lowest closing share price during FY2024 were A$50.72 and A$41.95, respectively.

5.4 Ordinary shareholdings and transactions

The number of ordinary shares in BHP Group Limited held directly, indirectly or beneficially by each individual (including shares held in the name of all close members of the Director's or Executive KMP's family and entities over which either the Director or Executive KMP or the family member has directly or indirectly, control, joint control or significant influence) is shown below. No shares are held nominally by any KMP or their related parties. These are ordinary shares held without performance conditions or restrictions and are included in MSR calculations for each individual.

	Held at 1 July 2023	Purchased	Received as remuneration[1]	Sold	Held at 30 June 2024
Mike Henry	677,218	–	248,435	515,652	410,001
Edgar Basto[2]	146,806	–	62,253	22,560	186,499
Brandon Craig[3]	25,665	–	–	–	25,665
David Lamont[2]	86,235	–	21,932	45,000	63,167
Vandita Pant[3]	170,688	–	–	–	170,688
Geraldine Slattery[4]	164,088	–	60,223	29,300	195,011
Ragnar Udd[2]	131,559	–	42,205	42,205	131,559
Terry Bowen[5]	11,000	–	–	–	11,000
Xiaoqun Clever-Steg	8,539	–	–	–	8,539
Ian Cockerill[5]	14,299	–	–	–	14,299
Gary Goldberg[4]	16,000	2,000	–	–	18,000
Michelle Hinchliffe	8,508	1,599	–	–	10,107
Don Lindsay[6]	–	–	–	–	–
Ken MacKenzie	58,446	–	–	–	58,446
Ross McEwan[6]	–	–	–	–	–
Christine O'Reilly	9,420	–	–	–	9,420
Catherine Tanna	10,400	–	–	–	10,400
Dion Weisler	7,544	–	–	–	7,544

1. Includes DEP in the form of shares on equity awards vesting, where applicable, as disclosed in 5.2 Equity awards.
2. Shares shown as held by Edgar Basto, David Lamont and Ragnar Udd at 30 June 2024 are their balances at the date they ceased being KMP on 29 February 2024.
3. The opening balances for Brandon Craig and Vandita Pant reflect their shareholdings on the date that each became KMP being 1 March 2024.
4. The following BHP Group Limited shares were held in the form of American Depositary Shares: 2,042 for Geraldine Slattery and 9,000 for Gary Goldberg.
5. Shares shown as held by Terry Bowen and Ian Cockerill at 30 June 2024 are their balances at the date of their retirement from the Board on 1 November 2023 and 4 April 2024, respectively.
6. The opening balances for Don Lindsay and Ross McEwan reflect their shareholdings on the date they became Non-executive Directors being 1 May 2024 and 3 April 2024, respectively.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 131

5.5 Prohibition on hedging of BHP shares and equity instruments

The Executive KMP may not use unvested BHP equity awards as collateral or hedge the value of any unvested BHP equity awards or the value of shares and securities held as part of meeting the MSR.

Any securities that have vested and are no longer subject to restrictions, or not held as part of meeting the MSR, may be subject to hedging arrangements or used as collateral, provided that prior consent is obtained.

5.6 Share ownership guidelines and the MSR

The share ownership guidelines and the MSR help to ensure the interests of Directors, executives and shareholders remain aligned.

The CEO and other Executive KMP are expected to grow their holdings to the MSR from the scheduled vesting of their employee awards over time. The MSR is tested at the time that shares are to be sold. Shares may be sold to satisfy tax obligations arising from the granting, holding, vesting, exercise or sale of the employee awards or the underlying shares whether the MSR is satisfied at that time or not.

For FY2024:

- The MSR for the CEO was five times annual pre-tax base salary. At the end of FY2024, the CEO met the MSR.
- The MSR for other Executive KMP was three times annual pre-tax base salary. At the end of FY2024, the other Executive KMP met the MSR except for Brandon Craig, as he was appointed to the ELT and as Executive KMP on 1 March 2024.
- No Executive KMP sold or purchased shares during FY2024, other than sales to satisfy taxation obligations, except for Mike Henry, who sold shares due to marital divorce, including reorganisation of holdings, and Ragnar Udd, who sold shares in order to partially fund the purchase of a residential dwelling.

A two-year post-retirement shareholding requirement for the CEO applies from the date of retirement, which will be the lower of the CEO's MSR or the CEO's actual shareholding at the date of retirement.

Subject to securities dealing constraints, Non-executive Directors have agreed to apply at least 25 per cent of their remuneration (base fees plus Committee fees) to the purchase of BHP shares until they achieve an MSR equivalent in value to one year of remuneration (base fees plus Committee fees). Thereafter, they must maintain at least that level of shareholding throughout their tenure. At the end of FY2024, each Non-executive Director met the MSR except for Don Lindsay and Ross McEwan, as they joined the Board on 1 May 2024 and 3 April 2024, respectively.

5.7 Transactions with KMP

During the financial year, there were no transactions between the Group and its subsidiaries and KMP (including their related parties) (2023: US$ nil; 2022: US$ nil). There were no amounts payable by or loans with KMP (including their related parties) at 30 June 2024 (2023: US$ nil; 2022: US$ nil).

A number of KMP hold or have held positions in other companies (i.e. personally related entities) where it is considered they control or significantly influence the financial or operating policies of those entities. There have been no transactions with those entities and no amounts were owed by the Group to personally related entities or any other related parties (2023: US$ nil; 2022: US$ nil).

This Remuneration Report was approved by the Board on 27 August 2024 and signed on its behalf by:



Christine O'Reilly
Chair, People and Remuneration Committee
27 August 2024

132 BHP Annual Report 2024 Financial Statements 1 Consolidated Financial Statements 1.1 Consolidated Income Statement 133 1.2 Consolidated Statement of Comprehensive Income 133 1.3 Consolidated Balance Sheet 134 1.4 Consolidated Cash Flow Statement 135 1.5 Consolidated Statement of Changes in Equity 136 1.6 Notes to the Financial Statements 139 2 Consolidated entity disclosure statement 194 3 Directors’ declaration 198 4 Section Lead Auditor’s 307C of Independence the Australian Declaration Corporations under Act 2001 199 5 BHP Independent Group Limited auditor’s report to the members of 200 Notes to the Financial Statements Performance 1 Segment reporting 139 2 Revenue 141 3 Exceptional items 141 4 Significant events – Samarco dam failure 144 5 Expenses and other income 149 6 Income tax expense 150 7 Earnings per share 152 Working capital 8 Trade and other receivables 153 9 Trade and other payables 153 10 Inventories 153 Resource assets 11 Property, plant and equipment 154 12 Intangible assets 156 13 Impairment of non-current assets 156 14 Deferred tax balances 159 15 Closure and rehabilitation provisions 160 16 Climate change 162 Capital structure 17 Share capital 166 18 Other equity 166 19 Dividends 167 20 Provisions for dividends and other liabilities 168 Financial management 21 Net debt 169 22 Leases 171 23 Net finance costs 173 24 Financial risk management 173 Employee matters 25 Key management personnel 179 26 Employee share ownership plans 179 27 Employee benefits, restructuring and post-retirement employee benefits provisions 181 Group and related party information 28 Discontinued operations 183 29 Business combinations 184 30 Subsidiaries 185 31 Investments accounted for using the equity method 185 32 Interests in joint operations 188 33 Related party transactions 188 Unrecognised items and uncertain events 34 Contingent liabilities 189 35 Subsequent events 189 Other items 36 Auditor’s remuneration 190 37 BHP Group Limited 190 38 Deed of Cross Guarantee 191 39 New and amended accounting standards and interpretations and changes to accounting policies 193

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 133

1 Consolidated Financial Statements

1.1 Consolidated Income Statement

for the year ended 30 June 2024

	Notes	2024 US$M	2023 US$M	2022 US$M
Continuing operations				
Revenue	2	55,658	53,817	65,098
Other income	5	1,285	394	1,398
Expenses excluding net finance costs	5	(36,750)	(31,873)	(32,371)
(Loss)/profit from equity accounted investments, related impairments and expenses	31	(2,656)	594	(19)
Profit from operations		17,537	22,932	34,106
Financial expenses		(2,198)	(2,060)	(1,050)
Financial income		709	529	81
Net finance costs	23	(1,489)	(1,531)	(969)
Profit before taxation		16,048	21,401	33,137
Income tax expense		(6,015)	(6,691)	(10,430)
Royalty-related taxation (net of income tax benefit)		(432)	(386)	(307)
Total taxation expense	6	(6,447)	(7,077)	(10,737)
Profit after taxation from Continuing operations		9,601	14,324	22,400
Discontinued operations				
Profit/(loss) after taxation from Discontinued operations	28	–	–	10,655
Profit after taxation from Continuing and Discontinued operations		9,601	14,324	33,055
Attributable to non-controlling interests		1,704	1,403	2,155
Attributable to BHP shareholders		7,897	12,921	30,900
Basic earnings per ordinary share (cents)	7	155.8	255.2	610.6
Diluted earnings per ordinary share (cents)	7	155.5	254.7	609.3
Basic earnings from Continuing operations per ordinary share (cents)	7	155.8	255.2	400.0
Diluted earnings from Continuing operations per ordinary share (cents)	7	155.5	254.7	399.2

The accompanying notes form part of these Financial Statements.

1.2 Consolidated Statement of Comprehensive Income

for the year ended 30 June 2024

	Notes	2024 US$M	2023 US$M	2022 US$M
Profit after taxation from Continuing and Discontinued operations		9,601	14,324	33,055
Other comprehensive income				
Items that may be reclassified subsequently to the income statement:				
Hedges:				
(Losses)/gains taken to equity		(33)	95	(914)
Losses/(gains) transferred to the income statement		49	(148)	881
Loss transferred to initial carrying amount of hedged item		–	35	–
Exchange fluctuations on translation of foreign operations taken to equity		–	–	(5)
Exchange fluctuations on translation of foreign operations transferred to income statement		–	–	(54)
Tax recognised within other comprehensive income	6	(5)	5	10
Total items that may be reclassified subsequently to the income statement		11	(13)	(82)
Items that will not be reclassified to the income statement:				
Re-measurement gains/(losses) on pension and medical schemes		41	(18)	24
Equity investments held at fair value		(30)	17	(8)
Tax recognised within other comprehensive income	6	(13)	7	(9)
Total items that will not be reclassified to the income statement		(2)	6	7
Total other comprehensive income/(loss)		9	(7)	(75)
Total comprehensive income		9,610	14,317	32,980
Attributable to non-controlling interests		1,708	1,400	2,160
Attributable to BHP shareholders		7,902	12,917	30,820

The accompanying notes form part of these Financial Statements.

134 BHP Annual Report 2024

1 Consolidated Financial Statements continued

1.3 Consolidated Balance Sheet

as at 30 June 2024

	Notes	2024 US$M	2023 US$M
ASSETS			
Current assets			
Cash and cash equivalents	21	12,501	12,428
Trade and other receivables	8	5,169	4,594
Other financial assets	24	381	470
Inventories	10	5,828	5,220
Current tax assets		314	508
Other		145	131
Total current assets		24,338	23,351
Non-current assets			
Trade and other receivables	8	170	148
Other financial assets	24	1,229	1,115
Inventories	10	1,211	1,403
Property, plant and equipment	11	71,629	71,818
Intangible assets	12	1,718	1,610
Investments accounted for using the equity method	31	1,662	1,620
Deferred tax assets	14	67	56
Other		338	175
Total non-current assets		78,024	77,945
Total assets		102,362	101,296
LIABILITIES			
Current liabilities			
Trade and other payables	9	6,719	6,296
Interest bearing liabilities	21	2,084	7,173
Other financial liabilities	24	512	402
Current tax payable		884	611
Provisions	4,15,20,27	4,007	4,514
Deferred income		90	47
Total current liabilities		14,296	19,043
Non-current liabilities			
Trade and other payables	9	45	4
Interest bearing liabilities	21	18,634	15,172
Other financial liabilities	24	1,759	2,157
Non-current tax payable		40	68
Deferred tax liabilities	14	3,332	4,299
Provisions	4,15,20,27	15,088	11,973
Deferred income		48	50
Total non-current liabilities		38,946	33,723
Total liabilities		53,242	52,766
Net assets		49,120	48,530
EQUITY			
Share capital	17	4,899	4,737
Treasury shares	17	(36)	(41)
Reserves	18	(15)	13
Retained earnings		39,963	39,787
Total equity attributable to BHP shareholders		44,811	44,496
Non-controlling interests	18	4,309	4,034
Total equity		49,120	48,530

The accompanying notes form part of these Financial Statements.

The Financial Statements were approved by the Board of Directors on 27 August 2024 and signed on its behalf by:

Ken MacKenzie
Chair

Mike Henry
Chief Executive Officer

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 135

1.4 Consolidated Cash Flow Statement

for the year ended 30 June 2024

	Notes	2024 US$M	2023 US$M	2022 US$M
Operating activities				
Profit before taxation from Continuing operations		16,048	21,401	33,137
Adjustments for:				
Depreciation and amortisation expense		5,295	5,061	5,683
Impairments of property, plant and equipment, financial assets and intangibles		3,890	75	515
Net finance costs		1,489	1,531	969
Loss/(profit) from equity accounted investments, related impairments and expenses		2,656	(594)	19
Other		(243)	546	(350)
Changes in assets and liabilities:				
Trade and other receivables		(290)	867	(703)
Inventories		(530)	(44)	(865)
Trade and other payables		(27)	(1,086)	727
Provisions and other assets and liabilities		(469)	131	(248)
Cash generated from operations		27,819	27,888	38,884
Dividends received		397	347	1,018
Interest received		724	545	58
Interest paid		(1,680)	(1,090)	(657)
Proceeds of cash management related instruments		361	331	378
Net income tax and royalty-related taxation refunded		547	232	105
Net income tax and royalty-related taxation paid		(7,503)	(9,552)	(10,501)
Net operating cash flows from Continuing operations		20,665	18,701	29,285
Net operating cash flows from Discontinued operations	28	–	–	2,889
Net operating cash flows		20,665	18,701	32,174
Investing activities				
Purchases of property, plant and equipment		(8,816)	(6,733)	(5,855)
Exploration and evaluation expenditure		(457)	(350)	(256)
Exploration and evaluation expenditure expensed and included in operating cash flows		399	294	199
Investment in subsidiaries, operations and joint operations, net of cash	29	–	(5,868)	–
Net investment and funding of equity accounted investments		(701)	(557)	(266)
Proceeds from sale of assets		149	444	221
Proceeds from sale of subsidiaries, operations and joint operations net of their cash		1,072	82	1,255
Other investing		(408)	(377)	(271)
Net investing cash flows from Continuing operations		(8,762)	(13,065)	(4,973)
Net investing cash flows from Discontinued operations	28	–	–	(904)
Net cash completion payment on merger of Petroleum with Woodside	28	–	–	(683)
Cash and cash equivalents disposed on merger of Petroleum with Woodside	28	–	–	(399)
Net investing cash flows		(8,762)	(13,065)	(6,959)
Financing activities				
Proceeds from interest bearing liabilities		5,091	8,182	1,164
Settlements of debt related instruments		(321)	(677)	–
Repayment of interest bearing liabilities		(7,327)	(3,289)	(3,358)
Distributions to non-controlling interests		(13)	–	–
Purchase of shares by Employee Share Ownership Plan (ESOP) Trusts		–	(88)	(149)
Dividends paid		(7,675)	(13,268)	(17,851)
Dividends paid to non-controlling interests		(1,424)	(1,175)	(2,540)
Net financing cash flows from Continuing operations		(11,669)	(10,315)	(22,734)
Net financing cash flows from Discontinued operations	28	–	–	(33)
Net financing cash flows		(11,669)	(10,315)	(22,767)
Net increase/(decrease) in cash and cash equivalents from Continuing operations		234	(4,679)	1,578
Net increase in cash and cash equivalents from Discontinued operations		–	–	1,952
Net cash completion payment on merger of Petroleum with Woodside		–	–	(683)
Cash and cash equivalents disposed on merger of Petroleum with Woodside		–	–	(399)
Cash and cash equivalents, net of overdrafts, at the beginning of the financial year		12,423	17,236	15,246
Foreign currency exchange rate changes on cash and cash equivalents		(159)	(134)	(458)
Cash and cash equivalents, net of overdrafts, at the end of the financial year	21	12,498	12,423	17,236

The accompanying notes form part of these Financial Statements.

136 **BHP** Annual Report 2024

1 Consolidated Financial Statements continued

1.5 Consolidated Statement of Changes in Equity

for the year ended 30 June 2024

	Attributable to BHP shareholders						
	BHP Group Limited						
US$M	**Share capital**	**Treasury shares**	**Reserves**	**Retained earnings**	**Total equity attributable to BHP shareholders**	**Non-controlling interests**	**Total equity**
Balance as at 1 July 2023	**4,737**	**(41)**	**13**	**39,787**	**44,496**	**4,034**	**48,530**
Total comprehensive income	–	–	(18)	7,920	7,902	1,708	9,610
Transactions with owners:							
Shares issued	162	(162)	–	–	–	–	–
Purchase of shares by ESOP Trusts	–	–	–	–	–	–	–
Employee share awards exercised net of employee contributions net of tax	–	167	(134)	(33)	–	–	–
Vested employee share awards that have lapsed, been cancelled or forfeited	–	–	(1)	1	–	–	–
Accrued employee entitlement for unexercised awards net of tax	–	–	129	–	129	–	129
Dividends	–	–	–	(7,712)	(7,712)	(1,424)	(9,136)
Distribution to non-controlling interests	–	–	(4)	–	(4)	(9)	(13)
Balance as at 30 June 2024	**4,899**	**(36)**	**(15)**	**39,963**	**44,811**	**4,309**	**49,120**
Balance as at 1 July 2022	4,638	(31)	12	40,338	44,957	3,809	48,766
Total comprehensive income	–	–	4	12,913	12,917	1,400	14,317
Transactions with owners:							
Shares issued	99	(99)	–	–	–	–	–
Purchase of shares by ESOP Trusts	–	(88)	–	–	(88)	–	(88)
Employee share awards exercised net of employee contributions net of tax	–	177	(132)	(45)	–	–	–
Vested employee share awards that have lapsed, been cancelled or forfeited	–	–	(1)	1	–	–	–
Accrued employee entitlement for unexercised awards net of tax	–	–	130	–	130	–	130
Dividends	–	–	–	(13,420)	(13,420)	(1,175)	(14,595)
Balance as at 30 June 2023	4,737	(41)	13	39,787	44,496	4,034	48,530

	Attributable to BHP shareholders								
	Share capital		Treasury shares						
US$M	BHP Group Limited	BHP Group Plc	BHP Group Limited	BHP Group Plc	Reserves	Retained earnings	Total equity attributable to BHP shareholders	Non-controlling interests	Total equity
Balance as at 1 July 2021	1,111	1,057	(32)	(1)	2,350	46,779	51,264	4,341	55,605
Total comprehensive income	–	–	–	–	(90)	30,910	30,820	2,160	32,980
Transactions with owners:									
BHP Group Limited shares issued	172	–	(172)	–	–	–	–	–	–
Purchase of shares by ESOP Trusts	–	–	(148)	(1)	–	–	(149)	–	(149)
Employee share awards exercised net of employee contributions net of tax	–	–	321	2	(207)	(116)	–	–	–
Vested employee share awards that have lapsed, been cancelled or forfeited	–	–	–	–	(30)	30	–	–	–
Accrued employee entitlement for unexercised awards net of tax	–	–	–	–	143	–	143	–	143
Corporate structure unification	3,355	(1,057)	–	–	(2,298)	–	–	–	–
Dividends	–	–	–	–	–	(17,720)	(17,720)	(2,540)	(20,260)
In specie dividend on merger of Petroleum with Woodside	–	–	–	–	–	(19,559)	(19,559)	–	(19,559)
Divestment of subsidiaries, operations and joint operations	–	–	–	–	–	–	–	(157)	(157)
Transfers within equity on divestment of subsidiaries, operations and joint operations	–	–	–	–	(14)	14	–	–	–
Equity contributed net of tax	–	–	–	–	158	–	158	5	163
Balance as at 30 June 2022	4,638	–	(31)	–	12	40,338	44,957	3,809	48,766

The accompanying notes form part of these Financial Statements.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 137 Basis of preparation The accounting policies are consistently applied by all entities included in the Financial Statements. The Consolidated Financial Statements (Financial Statements) comprise In assessing the appropriateness of the going concern assumption BHP Group Limited (BHP or the Company) together with its controlled over the going concern period, management has stress tested BHP’s entities (Group) for the year ended 30 June 2024. BHP Group Limited, most recent financial projections to incorporate a range of potential incorporated and domiciled in Australia, is a for-profit company limited by future outcomes by considering BHP’s principal risks. The Group’s shares which are publicly traded on the Australian Securities Exchange. financial forecasts, including downside commodity price and production BHP Group Limited also has an international secondary listing on the scenarios, demonstrate that the Group believes that it has sufficient London Stock Exchange (LSE), a secondary listing on the Johannesburg financial resources to meet its obligations as they fall due throughout the Stock Exchange and is listed on the New York Stock Exchange (NYSE) in going concern period. As such, the Financial Statements continue to be the United States. prepared on the going concern basis. Prior to 31 January 2022, BHP Group Limited and BHP Group Plc, an incorporated UK-listed company, operated together as a single-for-profit Principles of consolidation economic entity under a Dual Listed Company (DLC) structure comprising A list of significant entities in the Group, including subsidiaries, joint a common Board of Directors, unified management structure and joint arrangements and associates at 30 June 2024 is contained in note 30 objectives. On 31 January 2022, BHP unified its corporate structure under ‘Subsidiaries’, note 31 ‘Investments accounted for using the equity method’ BHP Group Limited. and note 32 ‘Interests in joint operations’. Directors of BHP have included information in the Financial Statements Subsidiaries: The Financial Statements of the Group include the they deem to be material and relevant to the understanding of the consolidation of BHP Group Limited (the Company or parent entity) and Financial Statements. Disclosure may be considered material and relevant its subsidiaries, being the entities controlled by the parent entity during the if the dollar amount is significant due to its size or nature, or the information year (and prior to 31 January 2022, BHP Group Plc and its subsidiaries is important to understand the: while the DLC was in effect). Control exists where the Group: – Group’s current year results – has power over the investee – impact of significant changes in the Group’s business or – is exposed to, or has rights to, variable returns from its involvement – aspects of the Group’s operations that are important to with the entity future performance – has the ability to affect those returns through its power to direct the The Board of Directors resolved to authorise the issue of the financial activities of the entity report on 27 August 2024. The ability to approve the operating and capital budget of an entity and Basis of preparation and measurement the ability to appoint key management personnel are decisions that demonstrate that the Group has the existing rights to direct the relevant The Group’s Financial Statements as at and for the year ended 30 June 2024: activities of an entity. – are a consolidated general purpose financial report The results of subsidiaries acquired or disposed of during the year are – have been prepared in accordance with the requirements of: included in profit or loss from the date the Company gains control until the – the Australian Corporations Act 2001 (Corporations Act 2001) date when the Company ceases to control the subsidiary. When the Group – Australian Accounting Standards and other authoritative loses control of a subsidiary, the gain or loss on disposal is recognised in pronouncements of the Australian Accounting Standards Board profit or loss. (AASB) and International Financial Reporting Standards as Where the Group’s interest is less than 100 per cent, the interest issued by the International Accounting Standards Board (IASB) attributable to outside shareholders is reflected in non-controlling interests. (collectively referred to as IFRS) Changes in the Group’s interests in subsidiaries that do not result in a – are prepared on a going concern basis as the Directors: loss of control are accounted for as equity transactions. The carrying – have made an assessment of the Group’s ability to continue as a amount of the Group’s interests and the non-controlling interests are going concern for the 12 months from the date of this report adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests – consider it appropriate to adopt the going concern basis of accounting are adjusted and the fair value of the consideration paid or received is in preparing the Group’s Financial Statements recognised directly in equity and attributed to the owners of the Company. – measure items on the basis of historical cost principles, except for the The financial information of subsidiaries is prepared for the same reporting following items: period as the Group. The acquisition method of accounting is used to – derivative financial instruments and certain other financial assets and account for the Group’s business combinations. liabilities, which are carried at fair value Joint arrangements: The Group undertakes a number of business – non-current assets or disposal groups that are classified as activities through joint arrangements, which exist when two or more held-for-sale or held-for-distribution, which are measured at the lower parties have joint control. Joint arrangements are classified as either of carrying amount and fair value less costs to sell joint operations or joint ventures, based on the contractual rights and – include material accounting policies in the notes to the Financial obligations between the parties to the arrangement: Statements, specifically where accounting policy choices have been made in relation to the recognition and measurement basis used and – Joint operations: A joint operation is an arrangement in which the Group are relevant to an understanding of the Financial Statements shares joint control, primarily via contractual arrangements with other parties. In a joint operation, the Group has rights to the underlying – apply a presentation currency of US dollars, consistent with the assets and obligations for the liabilities relating to the arrangement. predominant functional currency of the Group’s operations. Amounts are This includes situations where the parties benefit from the joint activity rounded to the nearest million dollars, unless otherwise stated, in through a share of the output, rather than by receiving a share of the accordance with ASIC (Rounding in Financial/Directors’ Reports) results of trading. In relation to the Group’s interest in a joint operation, Instrument 2016/191 the Group recognises: its assets and liabilities, including its share of – present reclassified comparative information where required for any assets and liabilities held or incurred jointly; revenue from the sale consistency with the current year’s presentation of its share of the output and its share of any revenue generated from – adopt all new and amended standards and interpretations under IFRS the sale of the output by the joint operation; and its expenses including that are mandatory for application in periods beginning on 1 July 2023. its share of expenses incurred jointly. All such amounts are allocated None had a significant impact on the Financial Statements. Refer note in accordance with the terms of the arrangement, which is usually in 39 ‘New and amended accounting standards and interpretations and proportion to the Group’s interest in the joint operation. changes to accounting policies’ for details The Group accounts for the assets, liabilities, revenue and expenses – have not early adopted any standards and interpretations that have been relating to its interest in a joint operation in accordance with the IFRS issued or amended but are not yet effective, other than as outlined in Standards applicable to the particular assets, liabilities, revenue note 39 ‘New and amended accounting standards and interpretations and expenses. and changes to accounting policies’

138 BHP Annual Report 2024 1 Consolidated Financial Statements continued – Joint ventures: A joint venture is a joint arrangement in which the parties that share joint control have rights to the net assets of the arrangement. A separate vehicle, not the parties, will have the rights to the assets and obligations for the liabilities relating to the arrangement. More than an insignificant share of output from a joint venture is sold to third parties, which indicates the joint venture is not dependent on the parties to the arrangement for funding, nor do the parties have an obligation for the liabilities of the arrangement. Joint ventures are accounted for using the equity method as outlined below. Associates: The Group accounts for investments in associates using the equity method as outlined below. An entity is considered an associate where the Group is deemed to have significant influence but not control or joint control. Significant influence is presumed to exist where the Group: – has over 20 per cent but less than 50 per cent of the voting rights of an entity, unless it can be clearly demonstrated that this is not the case or – holds less than 20 per cent of the voting rights of an entity; however, has the power to participate in the financial and operating policy decisions affecting the entity The Group uses the term ‘equity accounted investments’ to refer to joint ventures and associates collectively. Under the equity method, an investment in an associate or a joint venture is recognised initially at cost and adjusted thereafter to recognise the Group’s share of the profit or loss and other comprehensive income of the associate or joint venture. When the Group’s share of losses of an associate or a joint venture exceeds the Group’s interest in that associate or joint venture, the Group discontinues recognising its share of further losses. Additional losses are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. Foreign currencies Transactions related to the Group’s worldwide operations are conducted in a number of foreign currencies. The majority of the subsidiaries, joint arrangements and associates within each of the operations have assessed US dollars as the functional currency. Subsidiaries, joint arrangements and associates that have functional currencies other than US dollars are not material to the financial performance or the financial position of the Group. Foreign exchange gains and losses are recognised in the income statement, except for qualifying cash flow hedges (which are deferred to equity) and foreign exchange gains or losses on foreign currency provisions for site closure and rehabilitation costs (which are capitalised in property, plant and equipment for operating sites). Significant judgements and estimates Additional information including sensitivity Reserve impact on financial reporting analysis, where appropriate, has been Estimates of reserves may change from The Group’s accounting policies require the provided in the relevant notes to enhance an period-to-period as the economic assumptions use of judgement, estimates and assumptions. understanding of the impact of key estimates used to estimate reserves change and All judgements, estimates and assumptions and assumptions on the Group’s financial additional geological data is generated are based on the most current facts and position and performance. during the course of operations. Changes in circumstances and are reassessed on an ongoing basis. Actual results in future reporting Reserve estimates reserves may affect the Group’s financial periods may differ for these estimates under results and financial position in a number of different assumptions and conditions. Reserves are estimates of the amount of ways, including: product that can be demonstrated to be able – asset carrying values may be affected Further information regarding the Group’s to be economically and legally extracted from due to changes in estimated future significant judgements and key estimates and the Group’s properties. In order to estimate production levels assumptions, being those where changes reserves, assumptions are required about may materially affect financial results and – depreciation, depletion and amortisation a range of technical and economic factors, the carrying amount of assets and liabilities charged to the income statement may including quantities, qualities, production to be reported in the next reporting period, change where such charges are determined techniques, recovery efficiency, production are embedded within the following notes: on the units of production basis, or where and transport costs, commodity supply and demand, commodity and carbon prices and the useful economic lives of assets change Note exchange rates. – overburden removal costs recorded on the 4 Significant events – Samarco dam failure 6 Taxation Estimating the quantity and/or quality of balance sheet or charged to the income reserves requires the size, shape and depth statement may change due to changes in 11 Overburden removal costs of ore bodies to be determined by analysing stripping ratios or the units of production 11 Depreciation of property, plant and equipment geological data, such as drilling samples basis of depreciation 13 Impairment of non-current assets and geophysical survey interpretations. – closure and rehabilitation provisions may Economic assumptions used to estimate change where changes in estimated 15 Closure and rehabilitation provisions reserves change from period-to-period as reserves affect expectations about the 22 Leases additional technical and operational data timing or cost of these activities 29 Business combinations is generated. This process may require – the carrying amount of deferred tax assets complex and difficult geological judgements may change due to changes in estimates of to interpret the data. the likely recovery of the tax benefits

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 139

1.6 Notes to the Financial Statements

Performance

1 Segment reporting

Reportable segments

The Group operated three reportable segments during FY2024, which are aligned with the commodities that are extracted and marketed and reflect the structure used by the Group's management to assess the performance of the Group.

Reportable segment	Principal activities
Copper	Mining of copper, uranium, gold, zinc, molybdenum and silver
Iron Ore	Mining of iron ore
Coal	Mining of steelmaking coal and energy coal

Group and unallocated items includes functions, other unallocated operations including Potash, Western Australia Nickel (which comprises the Nickel West operations and, following the OZ Minerals Ltd (OZL) acquisition on 2 May 2023, the West Musgrave project), legacy assets and consolidation adjustments. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties, as well as revenues from unallocated operations. Exploration and technology activities are recognised within relevant segments.

Year ended 30 June 2024 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations	Group total
Revenue	18,566	27,952	7,666	1,474	55,658
Inter-segment revenue	–	–	–	–	–
Total revenue	18,566	27,952	7,666	1,474	55,658
Underlying EBITDA	8,564	18,913	2,290	(751)	29,016
Depreciation and amortisation	(2,023)	(2,027)	(611)	(634)	(5,295)
Impairment losses[1]	(17)	(61)	(2)	(10)	(90)
Underlying EBIT	6,524	16,825	1,677	(1,395)	23,631
Exceptional items[2]	–	(3,066)	880	(3,908)	(6,094)
Net finance costs					(1,489)
Profit before taxation					16,048
Capital expenditure (cash basis)	3,711	2,033	646	2,426	8,816
(Loss)/profit from equity accounted investments, related impairments and expenses	377	(3,032)	–	(1)	(2,656)
Investments accounted for using the equity method	1,573	–	–	89	1,662
Total assets	42,145	25,569	9,528	25,120	102,362
Total liabilities	5,777	11,757	3,056	32,652	53,242

Year ended 30 June 2023 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations	Group total
Revenue	16,027	24,812	10,958	2,020	53,817
Inter-segment revenue	–	–	–	–	–
Total revenue	16,027	24,812	10,958	2,020	53,817
Underlying EBITDA	6,653	16,692	4,998	(387)	27,956
Depreciation and amortisation	(1,810)	(1,993)	(697)	(561)	(5,061)
Impairment losses[1]	(33)	(28)	(6)	(8)	(75)
Underlying EBIT	4,810	14,671	4,295	(956)	22,820
Exceptional items[2]	–	176	–	(64)	112
Net finance costs					(1,531)
Profit before taxation					21,401
Capital expenditure (cash basis)	2,698	1,966	657	1,412	6,733
(Loss)/profit from equity accounted investments, related impairments and expenses	383	215	–	(4)	594
Investments accounted for using the equity method	1,530	–	–	90	1,620
Total assets	39,864	25,527	11,087	24,818	101,296
Total liabilities	5,635	8,571	3,821	34,739	52,766

140 BHP Annual Report 2024

1 Consolidated Financial Statements continued

1 Segment reporting continued

Year ended 30 June 2022 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations	Group total
Revenue	16,849	30,767	15,549	1,933	65,098
Inter-segment revenue	–	–	–	–	–
Total revenue	16,849	30,767	15,549	1,933	65,098
Underlying EBITDA	8,565	21,707	9,504	858	40,634
Depreciation and amortisation	(1,765)	(2,203)	(762)	(953)	(5,683)
Impairment losses[1]	(470)	(33)	(9)	(3)	(515)
Underlying EBIT	6,330	19,471	8,733	(98)	34,436
Exceptional items[2]	–	(729)	849	(450)	(330)
Net finance costs					(969)
Profit before taxation					33,137
Capital expenditure (cash basis)	2,528	1,848	621	858	5,855
(Loss)/profit from equity accounted investments, related impairments and expenses	658	(676)	–	(1)	(19)
Investments accounted for using the equity method	1,415	–	–	5	1,420
Total assets	32,693	24,682	11,524	26,267	95,166
Total liabilities	5,248	7,884	3,874	29,394	46,400

1. Impairment losses exclude exceptional items of US$3,800 million (2023: US$ nil; 2022: US$ nil).
2. Exceptional items reported in Group and unallocated include Samarco dam failure related costs of US$(105) million (2023: US$(64) million; 2022: US$(13) million). Refer to note 3 'Exceptional items' for further information.

Geographical information

	Revenue by location of customer		
	2024 US$M	2023 US$M	2022 US$M
Australia	**2,393**	1,702	1,649
Europe	**1,702**	1,961	2,129
China	**34,752**	31,205	36,618
Japan	**4,557**	6,971	8,401
India	**3,371**	3,447	5,215
South Korea	**3,069**	2,997	4,786
Rest of Asia	**3,749**	3,583	4,303
North America	**1,601**	1,382	1,282
South America	**464**	569	715
	55,658	53,817	65,098

	Non-current assets by location of assets		
	2024 US$M	2023 US$M	2022 US$M
Australia	**48,991**	51,961	43,250
North America	**6,979**	5,081	3,964
South America	**19,927**	19,047	18,280
Rest of world	**831**	685	150
Unallocated assets[1]	**1,296**	1,171	858
	78,024	77,945	66,502

1. Unallocated assets comprise deferred tax assets and other financial assets.

Underlying EBITDA

Underlying EBITDA is earnings before net finance costs, depreciation, amortisation and impairments, taxation expense, Discontinued operations and any exceptional items. Underlying EBITDA includes BHP's share of profit/(loss) from investments accounted for using the equity method including net finance costs, depreciation, amortisation and impairments and taxation expense/(benefit).

Exceptional items are excluded from Underlying EBITDA in order to enhance the comparability of such measures from period-to-period and provide investors with further clarity in order to assess the performance of the Group's operations. Management monitors exceptional items separately. Refer to note 3 'Exceptional items' for additional detail.

Segment assets and liabilities

Total segment assets and liabilities of reportable segments represents operating assets and operating liabilities, including the carrying amount of equity accounted investments and predominantly excludes cash balances, loans to associates, interest bearing liabilities and deferred tax balances. The carrying value of investments accounted for using the equity method represents the balance of the Group's investment in equity accounted investments, with no adjustment for any cash balances, interest bearing liabilities or deferred tax balances of the equity accounted investment.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 141

2 Revenue

Revenue by segment and asset

	2024 US$M	2023 US$M	2022 US$M
Escondida	10,013	8,847	9,500
Pampa Norte	2,375	2,491	2,670
Copper South Australia[1]	4,085	2,806	1,776
Third-party products	2,021	1,863	2,903
Other	72	20	–
Total Copper[2]	**18,566**	16,027	16,849
Western Australia Iron Ore	27,805	24,678	30,632
Third-party products	25	21	19
Other	122	113	116
Total Iron Ore	**27,952**	24,812	30,767
BHP Mitsubishi Alliance	5,873	7,652	10,254
New South Wales Energy Coal	1,793	3,306	3,035
Other[3]	–	–	2,260
Total Coal[4]	**7,666**	10,958	15,549
Group and unallocated items[5]	1,474	2,020	1,933
Inter-segment adjustment	–	–	–
Total revenue	**55,658**	53,817	65,098

1. Includes Olympic Dam as well as Prominent Hill and Carrapateena since acquisition on 2 May 2023.
2. Total Copper revenue includes: copper US$17,229 million (2023: US$14,902 million; 2022: US$15,992 million) and other US$1,337 million (2023: US$1,125 million; 2022: US$857 million). Other consists of direct sales of uranium, gold, zinc, molybdenum and silver.
3. FY2022 includes revenue related to BHP Mitsui Coal (BMC) divested in May 2022.
4. Total Coal revenue includes: steelmaking coal US$5,793 million (2023: US$7,430 million; 2022: US$11,990 million) and energy coal US$1,873 million (2023: US$3,528 million; 2022: US$3,559 million).
5. Group and unallocated items revenue includes: Western Australia Nickel US$1,473 million (2023: US$2,009 million; 2022: US$1,926 million) and other revenue US$1 million (2023: US$11 million; 2022: US$7 million).

Revenue consists of revenue from contracts with customers of US$55,375 million (2023: US$53,910 million; 2022: US$65,504 million) and other revenue predominantly relating to provisionally priced sales of US$283 million (2023: US$(93) million; 2022: US$(406) million).

Recognition and measurement

The Group generates revenue from the production and sale of commodities. Revenue is recognised when or as control of the promised goods or services passes to the customer. In most instances, control passes when the goods are delivered to a destination specified by the customer, typically on board the customer's appointed vessel. Revenue from the provision of services is recognised over time as the services are provided, but does not represent a significant proportion of total revenue and is aggregated with the respective asset and product revenue for disclosure purposes.

The amount of revenue recognised reflects the consideration to which the Group expects to be entitled in exchange for transferring goods or services.

Where the Group's sales are provisionally priced, the final price depends on future index prices. The amount of revenue initially recognised is based on the relevant forward market price. Adjustments between the provisional and final price are accounted for under IFRS 9/AASB 9 'Financial Instruments' (IFRS 9), separately recorded as other revenue and presented as part of the total revenue of each asset. The period between provisional pricing and final invoicing is typically between 60 and 120 days.

Revenue from the sale of significant by-products is included within revenue.

The Group applies the following practical expedients:

- expected consideration is not adjusted for the effects of the time value of money if the period between the delivery and when the customer pays for the promised good or service is one year or less
- no disclosure is provided for information relating to unfulfilled performance obligations, either due to the expected duration of the contract term being one year or less, or for longer term contracts, because the entity has a right to consideration (and can recognise revenue) for goods delivered

3 Exceptional items

Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and impact is considered material to the Financial Statements. Such items included within the Group's profit from Continuing operations for the year are detailed below. Exceptional items attributable to Discontinued operations are detailed in note 28 'Discontinued operations'.

Year ended 30 June 2024	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Samarco dam failure	(3,677)	(85)	(3,762)
Impairment of Western Australia Nickel assets	(3,800)	1,125	(2,675)
Blackwater and Daunia gain on divestment	877	(203)	674
Total	**(6,600)**	**837**	**(5,763)**
Attributable to non-controlling interests	–	–	–
Attributable to BHP shareholders	(6,600)	837	(5,763)

142 BHP Annual Report 2024

1 Consolidated Financial Statements continued

3 Exceptional items continued

Samarco Mineração S.A. (Samarco) dam failure

The loss of US$3,762 million (after tax) relates to the Samarco dam failure, which occurred in November 2015, and comprises the following:

Year ended 30 June 2024	US$M
Expenses excluding net finance costs:	
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure	(139)
(Loss)/profit from equity accounted investments, related impairments and expenses:	
Samarco dam failure provision	(2,833)
Fair value change on forward exchange derivatives	(199)
Net finance costs	(506)
Income tax expense	(85)
Total[1]	(3,762)

1. Refer to note 4 'Significant events – Samarco dam failure' for further information.

Western Australia Nickel impairment

The Group recognised an impairment charge of US$2,675 million (after tax) in relation to the Western Australia Nickel assets. The impairment charge reflects the oversupply in the global nickel market that has seen a sharp decline in forward nickel prices in the short to medium term, escalation in capital costs for Western Australia Nickel, and changes to development plans including the Group's decision, announced on 11 July 2024, to temporarily suspend Nickel West operations and the West Musgrave project at Western Australia Nickel. Refer to note 13 'Impairment of non-current assets' for further information.

Blackwater and Daunia gain on divestment

On 2 April 2024 BHP and Mitsubishi Development Pty Ltd (MDP) completed the divestment of the Blackwater and Daunia mines (which were part of the BHP Mitsubishi Alliance (BMA)) to Whitehaven Coal. Each of BHP and MDP hold a 50% interest in BMA.

Whitehaven Coal paid a US$100 million deposit on signing of the Asset Sale Agreement on 18 October 2023 and a further US$2 billion cash on completion plus a preliminary completion adjustment of US$44.1 million for working capital and other agreed adjustments (100% interest basis).

US$1.1 billion in cash remains payable over 3 years after completion and a potential additional amount up to US$0.9 billion in a price-linked earnout may also be payable over 3 years (100% interest basis). The price-linked earnout is subject to a cap of US$350 million each year and depends on average realised pricing exceeding agreed thresholds for each of the 3 years following completion on 2 April 2024.

The total cash consideration for the transaction could be up to US$4.1 billion plus the final completion adjustment amount (100% interest basis).

Details of the gain on divestment is as follows:

	US$M
Assets	
Inventories	113
Property, plant and equipment	1,453
Intangible assets	45
Other	3
Total assets	1,614
Liabilities	
Interest bearing liabilities	60
Other financial liabilities	43
Provisions	691
Total liabilities	794
Net assets disposed	820
Cash consideration – BHP share	1,072
Deferred and contingent consideration[1]	690
Transaction and other directly attributable costs	(65)
Income tax expense	(203)
Gain on divestment	674

1. Includes the fair value of contingent payments based on 35% revenue share to BMA, subject to average realised prices achieved by the Assets exceeding thresholds of US$159/tonne in the 12 month period 12 months post completion, US$134/tonne in the 12 month period 24 months post completion and US$134/tonne in the 12 month period 36 months post completion.

The exceptional items relating to the years ended 30 June 2023 and 30 June 2022 are detailed below.

30 June 2023

Year ended 30 June 2023	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Samarco dam failure	(340)	17	(323)
Chilean tax reform	–	(283)	(283)
Total	(340)	(266)	(606)
Attributable to non-controlling interests	–	(107)	(107)
Attributable to BHP shareholders	(340)	(159)	(499)

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 143

Samarco Mineração S.A. (Samarco) dam failure

The loss of US$323 million (after tax) related to the Samarco dam failure, which occurred in November 2015, and comprised the following:

Year ended 30 June 2023	US$M
Expenses excluding net finance costs:	
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure	(103)
(Loss)/profit from equity accounted investments, related impairments and expenses:	
Samarco dam failure provision	(256)
Fair value change on forward exchange derivatives	471
Net finance costs	(452)
Income tax benefit	17
Total[1]	(323)

1. Refer to note 4 'Significant events – Samarco dam failure' for further information.

Chilean tax reform

On 17 May 2023, the Chilean Lower House approved a Royalty Bill which would implement a 1 per cent royalty on revenues, a margin based tax with rates ranging between 8 per cent and 26 per cent, and a 46.5 per cent cap to the overall Chilean tax burden of mining companies.

The President of the Lower House formally declared the legislative process complete on 12 June 2023, following receipt of the Chilean President's formal confirmation that he had waived his veto power to oppose any of the provisions of the Royalty Bill. On 13 July 2023, the Constitutional Court finalised its review of certain aspects of the Royalty Bill, relating only to the distribution of proceeds.

Applying judgement, it was determined that the proposed tax rates were substantively enacted prior to 30 June 2023, as the scope of the Constitutional Court review did not extend to reviewing the tax rates.

While the timing of when the Group's operations will be impacted by the reform depends on existing stability agreements, relevant deferred tax positions were remeasured by US$283 million in the Group's FY2023 Financial Statements.

30 June 2022

Year ended 30 June 2022	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Samarco dam failure	(1,032)	(31)	(1,063)
Impairment of US deferred tax assets	–	(423)	(423)
Corporate structure unification costs	(428)	–	(428)
BHP Mitsui Coal (BMC) gain on disposal	840	–	840
Total	(620)	(454)	(1,074)
Attributable to non-controlling interests	–	–	–
Attributable to BHP shareholders	(620)	(454)	(1,074)

Samarco Mineração S.A. (Samarco) dam failure

The loss of US$1,063 million (after tax) related to the Samarco dam failure, which occurred in November 2015, and comprises the following:

Year ended 30 June 2022	US$M
Expenses excluding net finance costs:	
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure	(66)
(Loss)/profit from equity accounted investments, related impairments and expenses:	
Samarco dam failure provision	(595)
Fair value change on forward exchange derivatives	(81)
Net finance costs	(290)
Income tax expense	(31)
Total[1]	(1,063)

1. Refer to note 4 'Significant events – Samarco dam failure' for further information.

Impairment of US deferred tax assets

The Group recognised an impairment charge of US$423 million (after tax) in relation to deferred tax assets where the recoverability had historically been reliant on Petroleum earnings in the same tax group. While these tax assets remained with the Group following the merger of the Group's oil and gas portfolio with Woodside, the impairment charge reflected the extent of other forecasted future earnings against which the assets can be recovered.

Corporate structure unification costs

The Group incurred transaction costs associated with the unification of the Group corporate structure under its existing Australian parent company, BHP Group Limited, which was completed on 31 January 2022.

BHP Mitsui Coal (BMC) gain on disposal

On 3 May 2022 the Group sold its 80 per cent interest in BHP Mitsui Coal Pty Ltd (BMC) to Stanmore SMC Holdings Pty Ltd, a wholly owned subsidiary of Stanmore Resources Limited (Stanmore Resources).

Stanmore Resources paid US$1.1 billion cash consideration at completion plus a preliminary completion adjustment of US$218 million for working capital. Deferred consideration of US$222 million comprised US$100 million in cash, outstanding at 30 June 2022 and subsequently received on 3 November 2022, with potential for an additional amount of up to US$150 million (US$122 million discounted) in a price-linked earnout payable in the 2024 calendar year.

144 **BHP** Annual Report 2024

1 Consolidated Financial Statements continued

3 Exceptional items continued

Details of the gain on disposal is as follows:

	US$M
BHP share of net assets disposed	631
Gross consideration	1,318
Transaction and other directly applicable costs	(69)
Income tax expense	–
Deferred consideration	222
Gain on disposal	840

4 Significant events – Samarco dam failure

On 5 November 2015, the Samarco Mineração S.A. (Samarco) iron ore operation in Minas Gerais, Brazil, experienced a tailings dam failure that resulted in a release of mine tailings, flooding the communities of Bento Rodrigues, Gesteira and Paracatu and impacting other communities downstream (the Samarco dam failure). Refer to section on 'Samarco' in the Operating and Financial Review.

Samarco is jointly owned by BHP Billiton Brasil Ltda (BHP Brasil) and Vale S.A. (Vale). BHP Brasil's 50 per cent interest is accounted for as an equity accounted joint venture investment. BHP Brasil does not separately recognise its share of the underlying assets and liabilities of Samarco, but instead records the investment as one line on the balance sheet. Each period, BHP Brasil recognised its 50 per cent share of Samarco's profit or loss and adjusted the carrying value of the investment in Samarco accordingly. Such adjustment continued until the investment carrying value was reduced to US$ nil, with any additional share of Samarco losses only recognised to the extent that BHP Brasil has an obligation to fund the losses. After applying equity accounting, any remaining carrying value of the investment is tested for impairment.

Any charges relating to the Samarco dam failure incurred directly by BHP Brasil or other BHP entities are recognised 100 per cent in the Group's results.

The financial impacts of the Samarco dam failure on the Group's income statement, balance sheet and cash flow statement for the year ended 30 June 2024 are shown in the tables below and have been treated as an exceptional item.

Financial impacts of Samarco dam failure	2024 US$M	2023 US$M	2022 US$M
Income statement			
Expenses excluding net finance costs:			
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure[1]	(139)	(103)	(66)
(Loss)/profit from equity accounted investments, related impairments and expenses:			
Samarco dam failure provision[2]	(2,833)	(256)	(595)
Fair value change on forward exchange derivatives[3]	(199)	471	(81)
(Loss)/profit from operations	(3,171)	112	(742)
Net finance costs[4]	(506)	(452)	(290)
Loss before taxation	(3,677)	(340)	(1,032)
Income tax (expense)/benefit[5]	(85)	17	(31)
Loss after taxation	(3,762)	(323)	(1,063)
Balance sheet movement			
Other financial assets[6]	(280)	337	(160)
Trade and other payables	(4)	(6)	(1)
Tax liabilities	(85)	17	(31)
Provisions	(2,824)	(260)	(629)
Net (increase)/decrease in liabilities	(3,193)	88	(821)

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 145

	2024 US$M	2023 US$M	2022 US$M
Cash flow statement			
Loss before taxation	(3,677)	(340)	(1,032)
Adjustments for:			
Samarco dam failure provision[2]	2,833	256	595
Fair value change on forward exchange derivatives[3]	199	(471)	81
Proceeds of cash management related instruments	218	134	79
Net finance costs[4]	506	452	290
Changes in assets and liabilities:			
Trade and other payables	4	6	1
Net operating cash flows	83	37	14
Net investment and funding of equity accounted investments[7]	(640)	(448)	(256)
Net investing cash flows	(640)	(448)	(256)
Net decrease in cash and cash equivalents	(557)	(411)	(242)

1. Includes legal and advisor costs incurred.
2. US$3,700 million (2023: US$(33) million; 2022: US$691 million) change in estimate and US$(867) million (2023: US$289 million; 2022: US$(96) million) exchange translation.
3. The Group enters into forward exchange contracts to limit the Brazilian reais exposure on the dam failure provision. While not applying hedge accounting, the fair value changes in the forward exchange instruments are recorded within (Loss)/profit from equity accounted investments, related impairments and expenses in the Income Statement.
4. Amortisation of discounting of provision.
5. Includes tax on forward exchange derivatives and other taxes incurred during the period.
6. Includes forward exchange contracts described in item 3 above, and Senior notes issued by Samarco as part of its Judicial Reorganisation.
7. Includes US$(515) million (2023: US$(448) million; 2022: US$(256) million) utilisation of the Samarco dam failure provision and US$(125) million provided to Samarco following approval of the Judicial Reorganisation (2023: US$ nil; 2022: US$ nil).

Equity accounted investment in Samarco

BHP Brasil's investment in Samarco remains at US$ nil. No dividends have been received by BHP Brasil from Samarco during the period and Samarco currently does not have profits available for distribution.

Provision related to the Samarco dam failure

	2024 US$M	2023 US$M
At the beginning of the financial year	3,681	3,421
Movement in provision	2,824	260
Comprising:		
Utilised	(515)	(448)
Adjustments charged to the income statement:		
Change in cost estimate	3,700	(33)
Amortisation of discounting impacting net finance costs	506	452
Exchange translation	(867)	289
At the end of the financial year	6,505	3,681
Comprising:		
Current	1,500	1,876
Non-current	5,005	1,805
At the end of the financial year	6,505	3,681

Samarco dam failure provision and contingencies

As at 30 June 2024, BHP Brasil has identified a provision and certain contingent liabilities arising as a consequence of the Samarco dam failure. The provision related to the Samarco dam failure recognised as at 30 June 2024 is US$6,505 million and reflects the Group's best estimate of the potential outflows necessary to resolve all aspects of the Federal Public Prosecution Office BRL$155 billion claim and Framework Agreement obligations (see below).

Contingent liabilities will only be resolved when one or more uncertain future events occur or related impacts become capable of reliable measurement and, as such, determination of contingent liabilities disclosed in the Financial Statements requires significant judgement regarding the outcome of future events. A number of the claims below do not specify the amount of damages sought and, where this is specified, amounts could change as the matter progresses.

Ultimately, future changes in any matters for which a provision has been recognised or contingent liability disclosed could have a material adverse impact on BHP's business, competitive position, cash flows, prospects, liquidity and shareholder returns.

146 BHP Annual Report 2024

1 Consolidated Financial Statements continued

4 Significant events – Samarco dam failure continued

The following table summarises the current status of significant ongoing matters relating to the Samarco dam failure, along with developments during the financial year, and the associated treatment in the Financial Statements:

Item	Provision	Contingent liability
Samarco dam failure – Framework Agreement		
On 2 March 2016, BHP Brasil, Samarco and Vale S.A. (Vale) entered into a Framework Agreement with the Federal Government of Brazil, the states of Espírito Santo and Minas Gerais, and certain other public authorities to establish a foundation (Fundação Renova) that is developing and executing environmental and socio-economic programs (Programs) to remediate and provide compensation for damage caused by the Samarco dam failure (the Framework Agreement). Key Programs include those for financial assistance and compensation of impacted persons and those for remediation of impacted areas and resettlement of impacted communities. Uncertainty exists around the scope and cost of the Programs, including as a result of ongoing legal actions in relation to the number of individuals eligible for compensation and the amount of damages to which they are entitled. Further information on the key areas of estimation uncertainty is provided in the 'Key judgements and estimates' section below. Samarco has primary responsibility for funding Fundação Renova with each of BHP Brasil and Vale having secondary funding obligations in proportion to their 50 per cent shareholding in Samarco. While Samarco has recommenced operations, Samarco's long-term cash flow generation remains highly sensitive to factors including returning to full production capacity, commodity prices and foreign exchange rates. Further, under the Samarco Judicial Reorganisation (refer to Samarco Judicial Reorganisation (JR) below), Samarco's funding of obligations to remediate and compensate the damages resulting from the dam failure, including funding Fundação Renova, is capped at US$1 billion for the period CY2024 to CY2030. Notwithstanding this cap, and subject to certain conditions, to the extent that Samarco each year has a positive cash balance after meeting its various obligations, during this period Samarco's shareholders are able to direct 50 per cent of Samarco's year end excess cash balance to fund remediation and compensation obligations. Execution of the Programs is a key component in the resolution of the reparation process, including the Federal Public Prosecution Office claim and, therefore, the expected cost of executing the Programs and Samarco's potential ability to contribute to remediation and compensation obligations have been considered when determining BHP Brasil's provision in relation to the Samarco dam failure at 30 June 2024 (as outlined below).	✓	✗
Federal Public Prosecution Office claim		
BHP Brasil is among the defendants named in a claim brought by the Brazilian Federal Public Prosecution Office on 3 May 2016, seeking R$155 billion (approximately US$28 billion) for reparation, compensation and moral damages in relation to the Samarco dam failure. Since early CY2021, BHP Brasil, Samarco and Vale have been engaging in negotiations with the Brazilian State and Federal Government and other public entities to seek a settlement of obligations under the Framework Agreement, the Federal Public Prosecution Office Claim, and other claims by government entities relating to the Samarco dam failure (the 'Settlement Negotiations'). The Settlement Negotiations are ongoing and the outcome is uncertain. As at 30 June 2023, the Group disclosed a contingent liability in relation to the Federal Public Prosecution Office claim as, given the status of the claim and ongoing settlement negotiations, it was not possible to reliably estimate the potential outcomes of the claim beyond the estimated costs of completing the Programs under the Framework Agreement, which are being executed in relation to financial assistance and compensation of impacted persons, remediation of impacted areas and resettlement of impacted communities. On 25 January 2024, the Federal Court of Brazil issued a decision in relation to the Federal Public Prosecution Office Claim finding Samarco, Vale and BHP Brasil jointly and severally liable to pay collective moral damages arising from the Samarco dam failure in the amount of R$47.6 billion (US$8.6 billion) (to be adjusted for interest and inflation). The decision also determined that payment will only occur when any and all appeals are finally determined. In March 2024, the Federal Court found that the correct historical amount due of collective moral damages is R$46.7 billion (instead of R$47.6 billion). In April and May 2024, Samarco, Vale, BHP Brasil and various governmental parties appealed the decision. The appeal process is estimated to take approximately two to five years. The Federal Court issued rulings on 8 May 2024 and 20 May 2024 denying the requests for early enforcement. On 27 June 2024, the Federal Court dismissed without prejudice certain claims directed at the Companies in the Federal Public Prosecution Office Claim, on the grounds that they are already covered by previous agreements and decisions (such as the Framework Agreement). This decision did not dismiss the collective moral damages decision outlined above and is also subject to appeal. In June 2024, the Public Prosecutors' Office and the Public Defense Office filed a public civil claim against Samarco, BHP Brasil, Vale and Fundação Renova for alleged gender discrimination against women in the reparation process. They requested certain changes in Fundação Renova's registration program, damages and an injunctive relief to implement emergency measures. On 14 August 2024, the Federal Court partially granted the injunctive relief request and ordered Fundação Renova to allow the review of the registration of all women who are either registered or have pending registration applications in Fundação Renova. The decision is subject to appeal. The Group has considered the additional information available from the status of the Settlement Negotiations (including all offers made by BHP Brasil, Samarco and Vale to date), updates to the estimated costs of executing the Framework Agreement Programs, the extent to which Samarco may be in a position to fund any future outflows and the judicial decision regarding collective moral damages to increase the provision related to the Samarco dam failure to US$6,505 million at 30 June 2024. The provision at 30 June 2024 reflects the Group's best estimate of outflows required to resolve all aspects of the Federal Public Prosecution Office claim, being reparation, compensation and moral damages, and the Framework Agreement. Significant uncertainty remains around the resolution of the Federal Public Prosecution Office Claim and the Framework Agreement obligations, and there is a risk that outcomes may be materially higher or lower than amounts reflected in BHP Brasil's provision for the Samarco dam failure. Key areas of uncertainty include the terms of any potential future outcome of the Settlement Negotiations, the extent to which Samarco is able to directly fund any future obligations relating to reparation, compensation and moral damages and the outcomes of appeals relating to the judicial decision regarding collective moral damages. Further information on the key areas of estimation uncertainty is provided in the 'Key judgements and estimates' section below. BHP Brasil, Samarco and Vale continue to maintain security, as required by a Governance Agreement, ratified on 8 August 2018, with the security currently comprising insurance bonds and a charge over certain Samarco assets.	✓	✗

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 147

Item	Provision	Contingent liability
Australian class action complaint		
BHP Group Limited is named as a defendant in a shareholder class action filed in the Federal Court of Australia on behalf of persons who acquired shares in BHP Group Limited or BHP Group Plc (now BHP Group (UK) Ltd) in periods prior to the Samarco dam failure. The amount of damages sought is unspecified. A trial is scheduled to commence in September 2025.	⊗	✓
United Kingdom group action complaint and Vale and Samarco's Netherlands collective action complaint		
BHP Group (UK) Ltd (formerly BHP Group Plc) and BHP Group Limited (BHP Defendants) are named as defendants in group action claims for damages filed in the courts of England. These claims were filed on behalf of certain individuals, municipalities, businesses, faith-based institutions and communities in Brazil allegedly impacted by the Samarco dam failure. The amount of damages sought in these claims is unspecified. A trial in relation to the BHP Defendants' liability for the dam failure is listed to commence in October 2024 and therefore a present obligation in relation to this matter is yet to be determined. In December 2022, the BHP Defendants filed their defence and a contribution claim against Vale. The contribution claim contended that if the BHP Defendants' defence is not successful and the BHP Defendants are ordered to pay damages to the claimants, Vale should contribute to any amount payable. Vale contested the jurisdiction of the English courts to determine the contribution claim, with those challenges ultimately dismissed in December 2023. In January 2024, the BHP Defendants were served with a new group action filed in the courts of England on behalf of additional individuals and businesses in Brazil allegedly impacted by the Samarco dam failure. The new action makes broadly the same claims as the original action and the amount of damages sought in these claims is unspecified. In March 2024, a collective action complaint was filed in the Netherlands against Vale and a Dutch subsidiary of Samarco for compensation relating to the Fundão Dam failure. The claim filed in the Netherlands indicates that these claims were filed on behalf of certain individuals, municipalities, businesses, associations and faith-based institutions allegedly impacted by the Samarco dam failure who are not also claimants in the UK group action claims referred to above. BHP is not a defendant in the Netherlands proceedings. In July 2024, the BHP Defendants, BHP Brasil and Vale entered into an agreement – without any admission of liability in any proceedings – whereby: (i) Vale will pay 50% of any amounts that may be payable by the BHP Defendants to the claimants in the UK group action claims (or by the BHP Defendants, BHP Brasil or their related parties to claimants in any other proceedings in Brazil, England or the Netherlands covered by the agreement); and (ii) BHP Brasil will pay 50% of any amounts that may be payable by Vale to the claimants in the Netherlands proceedings (or by Vale or its related parties to claimants in any other proceedings in Brazil, England or the Netherlands covered by the agreement). The agreement reinforces the terms of the Framework Agreement entered into in 2016 which require BHP Brasil and Vale to each contribute 50% to the funding of the Renova Foundation for compensation of persons impacted by the Fundão Dam failure where Samarco is unable to contribute that funding. The BHP Defendants withdrew the contribution claim against Vale in England as it is no longer necessary given this agreement.	⊗	✓
Criminal charges		
The Federal Prosecutors' Office has filed criminal charges against BHP Brasil, Samarco and Vale and certain employees and former employees of BHP Brasil (Affected Individuals) in the Federal Court of Ponte Nova, Minas Gerais. BHP Brasil rejects outright the charges against the company and the Affected Individuals and is defending itself from all charges while fully supporting each of the Affected Individuals in their defence of the charges.	⊗	✓
Civil public action commenced by Associations concerning the use of TANFLOC for water treatment		
The Vila Lenira Residents Association, State of Espirito Santo Rural Producers and Artisans Association, Colatina Velha Neighbourhood Residents Association, and United for the Progress of Palmeiras Neighbourhood Association have filed a lawsuit against Samarco, BHP Brasil and Vale and others, including the State of Minas Gerais, the State of Espirito Santo and the Federal Government. The plaintiffs allege that the defendants carried out a clandestine study on the citizens of the locations affected by the Fundão Dam Failure, using TANFLOC – a tannin-based flocculant/coagulant – that is currently used for wastewater treatment applications. The plaintiffs claim that this product allegedly put the population at risk due to its alleged experimental qualities. The plaintiffs are seeking multiple kinds of relief – material damages, moral damages, loss of profits – and that the defendants should pay for water supply in all locations where there is no water source other than the Doce River. On 17 November 2023, the Federal Court dismissed the lawsuit without prejudice considering the Association's lack of standing to sue and the defectiveness of the complaint. The Associations filed a motion for clarification and the decision is still subject to appeal.	⊗	✓
Other claims		
BHP Brasil is among the companies named as defendants in a number of legal proceedings initiated by individuals, non-governmental organisations, corporations and governmental entities in Brazilian Federal and State courts following the Samarco dam failure. The other defendants include Vale, Samarco and Fundação Renova. The lawsuits include claims for compensation, environmental reparation and violations of Brazilian environmental and other laws, among other matters. The lawsuits seek various remedies including reparation costs, compensation to injured individuals and families of the deceased, recovery of personal and property losses, moral damages and injunctive relief. Certain of these legal proceedings are outside the scope of the negotiations currently in progress aimed at resolving all aspects of the Federal Public Prosecution Office BRL$155 billion claim and Framework Agreement obligations. In addition, government inquiries, studies and investigations relating to the Samarco dam failure have been commenced by numerous agencies and individuals of the Brazilian government and are ongoing. Additional lawsuits and government investigations relating to the Samarco dam failure could be brought against BHP Brasil and other Group entities in Brazil or other jurisdictions. The outcomes of these claims, investigations and proceedings remain uncertain and continue to be disclosed as contingent liabilities.	⊗	✓

148 **BHP** Annual Report 2024

1 Consolidated Financial Statements continued

4 Significant events – Samarco dam failure continued

Commitments

Under the terms of the Samarco joint venture agreement, BHP Brasil does not have an existing obligation to fund Samarco.

However, BHP Brasil has agreed to fund a total of up to US$925 million for the Fundação Renova programs during calendar year 2024, with US$194 million being funded in the six month period to 30 June 2024. Any additional requests for funding or future investment provided would be subject to a future decision by BHP Brasil, accounted for at that time.

Samarco judicial reorganisation

Samarco filed for Judicial Reorganisation (JR) in April 2021, with the Second Business State Court for the Belo Horizonte District of Minas Gerais, State of Minas Gerais, Brazil (JR Court), following enforcement actions taken by certain financial creditors of Samarco which threatened Samarco's operations.

The JR was an insolvency proceeding that provided a means for Samarco to restructure its financial debts and establish a stable financial position to allow Samarco to continue to rebuild its operations and strengthen its ability to meet obligations in relation to reparation, compensation and moral damages in relation to the Samarco dam failure. Samarco's operations continued during the JR proceeding.

On 28 July 2023, Samarco and one of its supporting creditors jointly filed a consensual Judicial Reorganisation Plan (Consensual Plan) with the JR Court, which provided, among other things, that the agreements entered into between Samarco and Brazilian public authorities in connection with the Fundão dam failure will not be impaired by the Consensual Plan and Samarco will continue to have the primary obligation to fund Fundação Renova.

On 1 September 2023, the JR Court ratified the Consensual Plan. Following the ratification, Samarco entered into definitive debt restructure agreements with its financial creditors to implement the debt restructure, including the exchange of Samarco's existing financial debt for US$3.6 billion of long-term unsecured debt that matures in June 2031 and remains non-recourse to Samarco's shareholders. Further, as part of the agreement Samarco issued Senior notes to its Shareholders which also mature in June 2031.

Samarco has paid the majority of labour claims, suppliers and other non-financial creditors as required by the Consensual Plan.

The debt restructure does not impact Fundação Renova's ability to undertake the Programs under the Framework Agreement. Samarco continues to have primary responsibility for funding Fundação Renova and each of BHP Brasil and Vale will continue to have secondary responsibility to fund 50% of Fundação Renova if Samarco does not meet its funding obligations under the Framework Agreement. Under the Consensual Plan, Samarco's funding obligation to remediate and compensate the damages resulting from the dam failure, including funding Fundação Renova, is capped at US$1 billion for the period CY2024 to CY2030 (Renova Cap). Notwithstanding the Renova Cap, and subject to certain conditions, to the extent that Samarco each year has a positive cash balance after meeting its various obligations including operating capital requirements, debt service and Renova Cap requirements, Samarco's shareholders are able to direct 50% of Samarco's year end excess cash balance to fund remediation and compensation obligations.

BHP Brasil has considered the extent to which Samarco may be in a position to fund any future outflows, when determining the dam failure related provision at 30 June 2024.

Key judgements and estimates

Judgements

The outcomes of litigation are inherently difficult to predict and significant judgement has been applied in assessing the likely outcome of legal claims and determining which legal claims require recognition of a provision or disclosure of a contingent liability. The facts and circumstances relating to these cases are regularly evaluated in determining whether a provision for any specific claim is required.

Management has determined that a provision can be recognised at 30 June 2024 to reflect the estimated costs to resolve all aspects of the Federal Public Prosecution Office claim and the Framework Agreement. It is not yet possible to provide a range of possible outcomes or a reliable estimate of potential future exposures to BHP in connection to the contingent liabilities noted above, given their status.

Estimates

The provision for the Samarco dam failure reflects the Group's estimate of the costs to resolve all aspects of the Federal Public Prosecution Office claim and Framework Agreement and requires the use of significant judgements, estimates and assumptions.

While the provision has been measured based on the latest information available, changes in facts and circumstances are likely in future reporting periods and may lead to material revisions to these estimates and there is a risk that outcomes may be materially higher or lower than amounts currently reflected in the provision. However, it is currently not possible to determine what facts and circumstances may change, therefore revisions in future reporting periods due to the key estimates and factors outlined below cannot be reliably measured.

The key estimates that may have a material impact upon the provision in the next and future reporting periods include:

- the terms of any potential future settlement agreement seeking a definitive and substantive settlement of claims relating to the Samarco dam failure, including amounts payable, obligations of the parties to perform ongoing Programs of work in relation to reparation and compensation, and the period of time over which any settlement amounts may be payable. A one year increase or decrease, in isolation, to the period over which amounts payable have been estimated to be settled would result in a change to the dam failure provision of approximately US$125 million;
- the scope and cost of executing the Programs under the Framework Agreement, including as a result of ongoing legal actions in relation to the number of people eligible for compensation and the amount of damages to which they are entitled;
- the outcomes of appeals relating to the judicial decision regarding collective moral damages, including any appeals that may be lodged by the Brazilian Federal Public Prosecution Office; and
- the extent to which Samarco is able to directly fund any future obligations relating to reparation, compensation or moral damages. Samarco's long-term cash flow generation remains highly sensitive to factors including its ability to return to full production capacity, commodity prices and foreign exchange rates.

The provision may also be affected by factors including but not limited to updates to discount and foreign exchange rates. A 0.5% increase in the discount rate would, in isolation, reduce the provision by approximately US$130 million.

In addition, the provision may be impacted by decisions in, or resolution of, existing and potential legal claims in Brazil and other jurisdictions, including the outcome of the United Kingdom group action claims, the Australian class action and the claim filed in the Netherlands against Vale and a Dutch subsidiary of Samarco.

Given these factors, future actual cash outflows may differ from the amounts currently provided and changes to any of the key assumptions and estimates outlined above could result in a material impact to the provision in the next and future reporting periods.

The following section provides disclosure of matters to which Samarco (and not the Group) is a party.

Samarco

Dam failure related provision and contingencies

In addition to its provisions in relation to the Framework Agreement and the Federal Public Prosecution Office claim as at 30 June 2024, Samarco has recognised provisions of US$0.4 billion (30 June 2023: US$0.4 billion), based on currently available information, in relation to other dam failure related matters to which BHP Brasil is not a party. The magnitude, scope and timing of these additional costs are subject to a high degree of uncertainty and Samarco has indicated that it anticipates that it will incur future costs beyond those provided. These uncertainties are likely to continue for a significant period and changes to key assumptions could result in a material change to the amount of the provision in future reporting periods. Any such unrecognised obligations are therefore contingent liabilities and, at present, it is not practicable to estimate their magnitude or possible timing of payment. Accordingly, it is also not possible to provide a range of possible outcomes or a reliable estimate of total potential future exposures at this time.

Contents | Overview | Operating and Financial Review | Governance | Financial Statements | Additional Information | 149

Samarco is also named as a defendant in a number of other legal proceedings initiated by individuals, non-governmental organisations, corporations and governmental entities in Brazilian Federal and State courts following the Samarco dam failure. The lawsuits include claims for compensation, environmental rehabilitation and violations of Brazilian environmental and other laws, among other matters. The lawsuits seek various remedies including rehabilitation costs, compensation to injured individuals and families of the deceased, recovery of personal and property losses, moral damages and injunctive relief. In addition, government inquiries and investigations relating to the Samarco dam failure have been commenced by numerous agencies of the Brazilian government and are ongoing. Given the status of proceedings it is not possible to provide a range of possible outcomes or a reliable estimate of total potential future exposures to Samarco.

Additional lawsuits and government investigations relating to the Samarco dam failure could be brought against Samarco.

Samarco has also identified a number of individually immaterial tax-related uncertainties which have been reflected, where appropriate, in the Group's share of associate and joint venture contingent liabilities presented in note 34 'Contingent liabilities'.

Samarco insurance

Samarco has standalone insurance policies in place with Brazilian and global insurers. Insurers' loss adjusters or claims representatives continue to investigate and assist with the claims process for matters not yet settled. As at 30 June 2024, an insurance receivable has not been recognised by Samarco in respect of ongoing matters.

Samarco non-dam failure related provisions and contingent liabilities

The following non-dam failure related matters pre-date and are unrelated to the Samarco dam failure. Samarco is currently contesting aspects of both of these matters in the Brazilian courts. Given the status of these tax matters, the timing of resolution and potential economic outflow for Samarco is uncertain.

Brazilian Social Contribution Levy

Samarco has received tax assessments for the alleged non-payment of Brazilian Social Contribution Levy for the calendar years 2007-2014. Based on its assessment of currently available information as at 30 June 2024, Samarco recognised gross provisions of US$0.4 billion, US$0.2 billion net of US$0.2 billion court deposits paid (30 June 2023: gross provisions of US$1.1 billion, US$0.9 billion net of US$0.2 billion court deposits paid) and disclosed contingent liabilities of US$0.2 billion (30 June 2023: US$0.2 billion). As at 30 June 2024, BHP Brasil's 50% share of the impact of the provision recognised by Samarco is reflected in the Group's equity accounting for Samarco.

Brazilian corporate income tax rate

Samarco has received tax assessments, and disclosed contingent liabilities, for alleged incorrect calculation of Corporate Income Tax (IRPJ) in respect of the 2000-2003 and 2007-2014 income years totalling approximately US$1.0 billion (30 June 2023: US$1.1 billion).

5 Expenses and other income

	2024 US$M	2023 US$M	2022 US$M
Employee benefits expense:			
Wages and salaries	**4,633**	4,539	4,197
Employee share awards	**112**	97	109
Social security costs	**5**	4	4
Pension and other post-retirement obligations	**374**	339	338
Less employee benefits expense classified as exploration and evaluation expenditure	**(49)**	(35)	(30)
Changes in inventories of finished goods and work in progress	**(289)**	301	(774)
Raw materials and consumables used	**6,536**	6,710	5,991
Freight and transportation	**2,270**	2,299	2,319
External services	**5,795**	4,768	4,525
Third-party commodity purchases	**1,977**	1,878	2,959
Net foreign exchange losses/(gains)	**23**	(197)	(326)
Fair value change on derivatives[1]	**84**	135	(29)
Government royalties paid and payable	**3,571**	3,841	4,014
Exploration and evaluation expenditure incurred and expensed in the current period	**399**	294	199
Depreciation and amortisation expense	**5,295**	5,061	5,683
Net impairments:			
Property, plant and equipment	**3,833**	73	515
Goodwill and other intangible assets	**57**	2	–
All other operating expenses	**2,124**	1,764	2,677
Total expenses	**36,750**	31,873	32,371
(Gain)/loss on disposal of subsidiaries and operations[2]	**(915)**	(8)	(840)
Dividend income[3]	**(1)**	(19)	(241)
Other income[4]	**(369)**	(367)	(317)
Total other income	**(1,285)**	(394)	(1,398)

1. Fair value change on derivatives is principally related to commodity price contracts, foreign exchange contracts and embedded derivatives used in the ordinary course of business as well as derivatives used as part of the funding of dividends.
2. Mainly relates to the divestment of Blackwater and Daunia mines in FY2024 and BMC in FY2022. Refer to note 3 'Exceptional items' for further information.
3. During FY2022, the Group received dividends of US$238 million from Cerrejón. On 11 January 2022, BHP completed the sale of its 33.33 per cent interest in Cerrejón to joint venture partner, Glencore plc. In accordance with the sale agreement, the final sale proceeds were adjusted for the dividends received to a final number of US$50 million.
4. Other income is generally income earned from transactions outside the course of the Group's ordinary activities and may include certain management fees from non-controlling interests and joint arrangements, royalties and commission income.

Recognition and measurement

Other income is recognised when it is probable that the economic benefits associated with a transaction will flow to the Group and can be reliably measured. Dividend income is recognised upon declaration.

150 BHP Annual Report 2024

1 Consolidated Financial Statements continued

6 Income tax expense

	2024 US$M	2023 US$M	2022 US$M
Total taxation expense comprises:			
Current tax expense	7,435	6,690	10,673
Deferred tax (benefit)/expense	(988)	387	64
Total taxation expense	6,447	7,077	10,737

	2024 US$M	2023 US$M	2022 US$M
Factors affecting income tax expense for the year			
Income tax expense differs to the standard rate of corporation tax as follows:			
Profit before taxation	16,048	21,401	33,137
Tax on profit at Australian prima facie tax rate of 30 per cent	4,814	6,420	9,941
Tax effect of (loss)/profit from equity accounted investments, related impairments and expenses[1]	737	(37)	(19)
Derecognition of deferred tax assets and current year tax losses[2]	666	526	1,087
Tax on remitted and unremitted foreign earnings	224	137	441
Amounts (over)/under provided in prior years	(25)	(18)	(80)
Foreign exchange adjustments	(79)	94	(233)
Recognition of previously unrecognised tax assets	(110)	(109)	(3)
Impact of tax rates applicable outside of Australia	(556)	(558)	(801)
Other	344	236	97
Income tax expense	6,015	6,691	10,430
Royalty-related taxation (net of income tax benefit)[3]	432	386	307
Total taxation expense	6,447	7,077	10,737

1. This item removes the prima facie tax effect on (loss)/profit from equity accounted investments, related impairments and expenses that are net of tax, with the exception of the Samarco forward exchange derivatives described in note 4 'Significant events – Samarco dam failure', which are taxable.
2. Includes the tax impacts related to the exceptional impairments of US deferred tax assets in the year ended 30 June 2022 as presented in note 3 'Exceptional items'.
3. Includes the revaluation of deferred tax balances in the year ended 30 June 2023, following the substantive enactment of the Chilean Royalty Bill, as presented in note 3 'Exceptional items'.

Income tax recognised in other comprehensive income is as follows:

	2024 US$M	2023 US$M	2022 US$M
Income tax effect of:			
Items that may be reclassified subsequently to the income statement:			
Hedges:			
(Losses)/gains taken to equity	10	(29)	274
Losses/(gains) transferred to the income statement	(15)	45	(264)
Others	–	(11)	–
Income tax (charge)/credit relating to items that may be reclassified subsequently to the income statement	(5)	5	10
Items that will not be reclassified to the income statement:			
Re-measurement gains/(losses) on pension and medical schemes	(13)	7	(9)
Income tax (charge)/credit relating to items that will not be reclassified to the income statement	(13)	7	(9)
Total income tax (charge)/credit relating to components of other comprehensive income[1]	(18)	12	1

1. Included within total income tax relating to components of other comprehensive income is US$(18) million relating to deferred taxes and US$ nil relating to current taxes (2023: US$12 million and US$ nil; 2022: US$1 million and US$ nil).

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 151

Recognition and measurement

Taxation on the profit/(loss) for the year comprises current and deferred tax. Taxation is recognised in the income statement except to the extent that it relates to items recognised directly in equity or other comprehensive income, in which case the tax effect is also recognised in equity or other comprehensive income.

Current tax	Deferred tax	Royalty-related taxation
Current tax is the expected tax on the taxable income for the year, using tax rates and laws enacted or substantively enacted at the reporting date, and any adjustments to tax payable in respect of previous years.	Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the Financial Statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for in accordance with IAS 12/AASB 112 'Income Taxes' (IAS 12). Deferred tax is generally provided on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Financial Statements. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. Deferred tax is not recognised for temporary differences relating to: – initial recognition of goodwill – initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, except where the transaction gives rise to equal and offsetting taxable and deductible temporary differences – investment in subsidiaries, associates and jointly controlled entities where the Group is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future Deferred tax is measured at the tax rates that are expected to be applied when the asset is realised or the liability is settled, based on the laws that have been enacted or substantively enacted at the reporting date. Current and deferred tax assets and liabilities are offset when the Group has a legally enforceable right to offset and when the tax balances are related to taxes levied by the same tax authority and the Group intends to settle on a net basis, or realise the asset and settle the liability simultaneously.	Royalties are treated as taxation arrangements (impacting income tax expense/(benefit)) when they are imposed under government authority and the amount payable is calculated by reference to revenue derived (net of any allowable deductions) after adjustment for temporary differences. Obligations arising from royalty arrangements that do not satisfy these criteria are recognised as current liabilities and included in expenses.

International Tax Reform – Pillar Two Model Rules

The Organisation for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting previously published the Pillar Two model rules designed to address the tax challenges arising from the digitalisation of the global economy, including the implementation of a global minimum tax. The Group has a presence in jurisdictions that have enacted or substantively enacted legislation in relation to the OECD/G20 BEPS Pillar Two model rules.

The enacted or substantively enacted rules apply to income years commencing on or after 1 January 2024 and, on this basis, there is no current tax impact for the income year ended 30 June 2024. The temporary exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes has been applied at 30 June 2024, pursuant to the amendments to IAS 12 issued on 23 May 2023 and 27 June 2023 by the IASB and AASB respectively.

The Group continues to monitor and evaluate the domestic implementation of the Pillar Two rules in the jurisdictions in which it operates. The Group's potential exposure to Pillar Two taxes, based on legislation that is enacted or substantively enacted, is not expected to be material.

Uncertain tax and royalty matters

The Group operates across many tax jurisdictions. Application of tax law can be complex and requires judgement to assess risk and estimate outcomes. These judgements are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of tax assets and tax liabilities, including deferred tax, recognised on the balance sheet and the amount of other tax losses and temporary differences not yet recognised. The evaluation of tax risks considers both amended assessments received and potential sources of challenge from tax authorities. The status of proceedings for these matters will impact the ability to determine the potential exposure and in some cases, it may not be possible to determine a range of possible outcomes or a reliable estimate of the potential exposure.

Tax and royalty matters with uncertain outcomes arise in the normal course of business and occur due to changes in tax law, changes in interpretation of tax law, periodic challenges and disagreements with tax authorities and legal proceedings.

Tax and royalty obligations assessed as having probable future economic outflows capable of reliable measurement are provided for as at 30 June 2024. Matters with a possible economic outflow and/or presently incapable of being measured reliably are contingent liabilities and disclosed in note 34 'Contingent liabilities'. Details of uncertain tax and royalty matters relating to Samarco are disclosed in note 4 'Significant events – Samarco dam failure'.

Key judgements and estimates

Income tax classification

Judgements: The Group's accounting policy for taxation, including royalty-related taxation, requires management's judgement as to the types of arrangements considered to be a tax on income in contrast to an operating cost.

Deferred tax

Judgements: Judgement is required in:

- determining the amount of deferred tax assets to be recognised based on the likely timing and the level of future taxable profits;
- assessing whether changes in tax regimes or applicable tax rates are substantively enacted at the reporting date;
- recognising deferred tax liabilities arising from temporary differences in investments. These deferred tax liabilities caused principally by retained earnings held in foreign tax jurisdictions are recognised unless repatriation of retained earnings can be controlled and is not expected to occur in the foreseeable future.

In FY2023, judgement was applied in determining the Chilean Royalty Bill was substantively enacted at the reporting date. It was considered that the process of enactment was complete and the remaining steps for enactment would not change the outcome of the tax rates to be applied in measuring the deferred tax assets and liabilities.

Estimates: The Group assesses the recoverability of recognised and unrecognised deferred taxes, including losses in Australia, the United States and Canada on a consistent basis. Estimates and assumptions relating to projected earnings and cash flows as applied in the Group impairment process are used for operating assets.

These forecasts are also used to estimate the royalty-related tax rates to apply when the deferred tax assets are realised and deferred tax liabilities are settled.

152 BHP Annual Report 2024

1 Consolidated Financial Statements continued

7 Earnings per share

	2024	2023	2022
Earnings attributable to BHP shareholders (US$M)			
– Continuing operations	**7,897**	12,921	20,245
– Total	**7,897**	12,921	30,900
Weighted average number of shares (Million)			
– Basic	**5,068**	5,064	5,061
– Diluted	**5,077**	5,073	5,071
Basic earnings per ordinary share (US cents)			
– Continuing operations	**155.8**	255.2	400.0
– Total	**155.8**	255.2	610.6
Diluted earnings per ordinary share (US cents)			
– Continuing operations	**155.5**	254.7	399.2
– Total	**155.5**	254.7	609.3
Headline earnings per ordinary share (US cents)			
– Basic	**195.9**	256.1	439.0
– Diluted	**195.6**	255.7	438.1

Refer to note 28 'Discontinued operations' for basic earnings per share and diluted earnings per share for Discontinued operations.

Earnings on American Depositary Shares represent twice the earnings for BHP Group Limited ordinary shares.

Headline earnings is a Johannesburg Stock Exchange defined performance measure and is reconciled from earnings attributable to ordinary shareholders as follows:

	2024 US$M	2023 US$M	2022 US$M
Earnings attributable to BHP shareholders	**7,897**	12,921	30,900
Adjusted for:			
(Gain)/loss on sales of property, plant and equipment, intangibles and investments	**(29)**	(9)	(95)
Impairments of property, plant and equipment and intangibles	**3,905**	75	515
Gain on disposal of subsidiaries and operations	**(915)**	–	(840)
Gain on merger of Petroleum	**–**	–	(8,167)
Tax effect of above adjustments	**(928)**	(17)	(97)
Subtotal of adjustments	**2,033**	49	(8,684)
Headline earnings	**9,930**	12,970	22,216
Diluted headline earnings	**9,930**	12,970	22,216

Recognition and measurement

Diluted earnings attributable to BHP shareholders are equal to the earnings attributable to BHP shareholders.

Following unification of the BHP corporate structure on 31 January 2022, the aggregate weighted average number of ordinary shares of only BHP Group Limited is considered in the composition of basic earnings per share. The calculation of the number of ordinary shares used in the computation of basic earnings per share is the weighted average number of ordinary shares of BHP Group Limited outstanding during the period after deduction of the number of shares held by the BHP Group Limited Employee Equity Trust.

For the purposes of calculating diluted earnings per share, the effect of 9 million dilutive shares has been taken into account for the year ended 30 June 2024 (2023: 9 million shares; 2022: 10 million shares). The Group's only potential dilutive ordinary shares are share awards granted under the employee share ownership plans for which terms and conditions are described in note 26 'Employee share ownership plans'. Diluted earnings per share calculation excludes instruments which are considered antidilutive.

At 30 June 2024, there are no instruments which are considered antidilutive (2023: nil; 2022: nil).

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 153

Working capital

8 Trade and other receivables

	2024 US$M	2023 US$M
Trade receivables	3,687	3,418
Other receivables	1,652	1,324
Total	5,339	4,742
Comprising:		
Current	5,169	4,594
Non-current	170	148

Recognition and measurement

Trade receivables are recognised initially at their transaction price or, for those receivables containing a significant financing component, at fair value. Trade receivables are subsequently measured at amortised cost using the effective interest method, less an allowance for impairment, except for provisionally priced receivables which are subsequently measured at fair value through profit or loss under IFRS 9.

The collectability of trade and other receivables is assessed continuously. At the reporting date, specific allowances are made for any expected credit losses based on a review of all outstanding amounts at reporting period-end. Individual receivables are written off when management deems them unrecoverable. The net carrying amount of trade and other receivables approximates their fair values.

Credit risk

Trade receivables generally have terms of less than 30 days. The Group has no material concentration of credit risk with any single counterparty and is not dominantly exposed to any individual industry.

Credit risk can arise from the non-performance by counterparties of their contractual financial obligations towards the Group. To manage credit risk, the Group maintains Group-wide procedures covering the application for credit approvals, granting and renewal of counterparty limits, proactive monitoring of exposures against these limits and requirements triggering secured payment terms. As part of these processes, the credit exposures with all counterparties are regularly monitored and assessed on a timely basis. The credit quality of the Group's customers is reviewed and the solvency of each debtor and their ability to pay the receivable is considered in assessing receivables for impairment.

The 10 largest customers represented 39 per cent (2023: 31 per cent) of total credit risk exposures managed by the Group.

Receivables are deemed to be past due or impaired in accordance with the Group's terms and conditions. These terms and conditions are determined on a case-by-case basis with reference to the customer's credit quality, payment performance and prevailing market conditions. As at 30 June 2024, trade receivables of US$59 million (2023: US$8 million) were past due but not impaired. The majority of these receivables were less than 30 days overdue.

At 30 June 2024, trade receivables are stated net of provisions for expected credit losses of US$1 million (2023: US$9 million).

9 Trade and other payables

	2024 US$M	2023 US$M
Trade payables	5,338	4,893
Other payables	1,426	1,407
Total	6,764	6,300
Comprising:		
Current	6,719	6,296
Non-current	45	4

10 Inventories

	2024 US$M	2023 US$M	Definitions
Raw materials and consumables	2,305	2,106	Spares, consumables and other supplies yet to be utilised in the production process or in the rendering of services.
Work in progress	3,516	3,514	Commodities currently in the production process that require further processing by the Group to a saleable form.
Finished goods	1,218	1,003	Commodities ready-for-sale and not requiring further processing by the Group.
Total[1]	7,039	6,623	
Comprising:			Inventories classified as non-current are not expected to be utilised or sold within 12 months after the reporting date or within the operating cycle of the business.
Current	5,828	5,220	
Non-current	1,211	1,403	

1. Inventory write-downs of US$69 million were recognised during the year (2023: US$100 million; 2022: US$163 million). Inventory write-downs of US$19 million made in previous periods were reversed during the year (2023: US$37 million; 2022: US$23 million).

Recognition and measurement

Regardless of the type of inventory and its stage in the production process, inventories are valued at the lower of cost and net realisable value. Cost is determined primarily on the basis of average costs and involves estimates of expected metal recoveries and work in progress volumes, calculated using available industry, engineering and scientific data. These estimates are periodically reassessed by the Group taking into account technical analysis and historical performance.

For processed inventories, cost is derived on an absorption costing basis. Cost comprises costs of purchasing raw materials and costs of production, including attributable mining and manufacturing overheads taking into consideration normal operating capacity.

Inventory quantities are assessed primarily through surveys and assays.

154 BHP Annual Report 2024

1 Consolidated Financial Statements continued

Resource assets

11 Property, plant and equipment

	Land and buildings US$M	Plant and equipment US$M	Other mineral assets US$M	Assets under construction US$M	Exploration and evaluation US$M	Total US$M
Net book value – 30 June 2024						
At the beginning of the financial year	**8,140**	**36,654**	**13,304**	**13,481**	**239**	**71,818**
Additions[1]	**27**	**1,206**	**795**	**8,840**	**58**	**10,926**
Remeasurements of index-linked freight contracts[2]	**–**	**230**	**–**	**–**	**–**	**230**
Depreciation for the year	**(637)**	**(4,287)**	**(264)**	**–**	**–**	**(5,188)**
Impairments for the year[3]	**(88)**	**(1,440)**	**(930)**	**(1,365)**	**(10)**	**(3,833)**
Disposals	**(1)**	**(15)**	**–**	**–**	**–**	**(16)**
Divestment of subsidiaries and operations[4]	**(293)**	**(1,093)**	**(23)**	**(44)**	**–**	**(1,453)**
Transfers and other movements	**417**	**3,249**	**(655)**	**(3,815)**	**(51)**	**(855)**
At the end of the financial year[5]	**7,565**	**34,504**	**12,227**	**17,097**	**236**	**71,629**
– Cost	**15,180**	**86,989**	**19,900**	**19,106**	**1,035**	**142,210**
– Accumulated depreciation and impairments	**(7,615)**	**(52,485)**	**(7,673)**	**(2,009)**	**(799)**	**(70,581)**
Net book value – 30 June 2023						
At the beginning of the financial year	8,079	35,500	8,494	9,031	191	61,295
Additions[1]	194	1,024	842	6,332	56	8,448
Acquisition of subsidiaries and operations[6]	88	2,256	4,612	720	–	7,676
Remeasurements of index-linked freight contracts[2]	–	53	–	–	–	53
Depreciation for the year	(586)	(4,156)	(225)	–	–	(4,967)
Impairments for the year[3]	–	(73)	–	–	–	(73)
Disposals	(2)	(6)	–	–	–	(8)
Transfers and other movements	367	2,056	(419)	(2,602)	(8)	(606)
At the end of the financial year[5]	8,140	36,654	13,304	13,481	239	71,818
– Cost	15,258	85,394	19,420	14,245	1,029	135,346
– Accumulated depreciation and impairments	(7,118)	(48,740)	(6,116)	(764)	(790)	(63,528)

1. Includes change in estimates and net foreign exchange gains/(losses) related to the closure and rehabilitation provisions for operating sites. Refer to note 15 'Closure and rehabilitation provisions'.
2. Relates to remeasurements of index-linked freight contracts including continuous voyage charters (CVCs). Refer to note 22 'Leases'.
3. Refer to note 13 'Impairment of non-current assets' for information on impairments.
4. Relates to the divestment of the Blackwater and Daunia mines completed on 2 April 2024. Refer to note 3 'Exceptional items' for more information.
5. Includes the carrying value of the Group's right-of-use assets relating to land and buildings and plant and equipment of US$2,708 million (2023: US$2,809 million). Refer to note 22 'Leases' for the movement of the right-of-use assets.
6. Relates to the acquisition of OZL on 2 May 2023. Refer to note 29 'Business combinations' for more information.

Recognition and measurement

Property, plant and equipment

Property, plant and equipment is recorded at cost less accumulated depreciation and impairment charges. Cost is the fair value of consideration given to acquire the asset at the time of its acquisition or construction and includes the direct costs of bringing the asset to the location and the condition necessary for operation and the estimated future costs of closure and rehabilitation of the facility.

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. Refer to note 22 'Leases' for further details. Right-of-use assets are presented within the category of property, plant and equipment according to the nature of the underlying asset leased.

Exploration and evaluation

Exploration costs are incurred to discover mineral resources. Evaluation costs are incurred to assess the technical feasibility and commercial viability of resources found.

Exploration and evaluation expenditure is charged to the income statement as incurred, except in the following circumstances in which case the expenditure may be capitalised:

- the exploration and evaluation activity is within an area of interest that was previously acquired as an asset acquisition or in a business combination and measured at fair value on acquisition or
- the existence of a commercially viable mineral deposit has been established

A regular review of each area of interest is undertaken to determine the appropriateness of continuing to carry forward costs in relation to that area. Capitalised costs are only carried forward to the extent that they are expected to be recovered through the successful exploitation of the area of interest or alternatively by its sale. To the extent that capitalised expenditure is no longer expected to be recovered, it is charged to the income statement.

Development expenditure

When proven mineral reserves are determined and development is sanctioned, capitalised exploration and evaluation expenditure is reclassified as assets under construction within property, plant and equipment. All subsequent development expenditure is capitalised and classified as assets under construction, provided commercial viability conditions continue to be satisfied.

Contents Overview Operating and Financial Review Governance **Financial Statements** Additional Information 155

The Group may use funds sourced from external parties to finance the acquisition and development of assets and operations. Finance costs are expensed as incurred, except where they relate to the financing of construction or development of qualifying assets. Borrowing costs directly attributable to acquiring or constructing a qualifying asset are capitalised during the development phase.

In the instance where saleable material is extracted prior to the commissioning of a project/site, sale proceeds are recognised as revenue, with associated costs also recognised in the income statement. On completion of development, all assets included in assets under construction are reclassified as either plant and equipment or other mineral assets and depreciation commences.

Other mineral assets

Other mineral assets comprise:

– capitalised exploration, evaluation and development expenditure for assets in production
– mineral rights acquired
– capitalised development and production stripping costs

Overburden removal costs

The process of removing overburden and other waste materials to access mineral deposits is referred to as stripping. Stripping is necessary to obtain access to mineral deposits and occurs throughout the life of an open-pit mine. Development and production stripping costs are classified as other mineral assets in property, plant and equipment.

Stripping costs are accounted for separately for individual components of an ore body. The determination of components is dependent on the mine plan and other factors, including the size, shape and geotechnical aspects of an ore body. The Group accounts for stripping activities as follows:

Development stripping costs

These are initial overburden removal costs incurred to obtain access to mineral deposits that will be commercially produced. These costs are capitalised when it is probable that future economic benefits (access to mineral ores) will flow to the Group and costs can be measured reliably.

Once the production phase begins, capitalised development stripping costs are depreciated using the units of production method based on the proven and probable reserves of the relevant identified component of the ore body which the initial stripping activity benefits.

Production stripping costs

These are post initial overburden removal costs incurred during the normal course of production activity, which commences after the first saleable minerals have been extracted from the component. Production stripping costs can give rise to two benefits, the accounting for which is outlined below:

	Production stripping activity	
Benefits of stripping activity	Extraction of ore (inventory) in current period.	Improved access to future ore extraction.
Period benefited	Current period	Future period(s)
Recognition and measurement criteria	When the benefits of stripping activities are realised in the form of inventory produced; the associated costs are recorded in accordance with the Group's inventory accounting policy.	When the benefits of stripping activities are improved access to future ore; production costs are capitalised when all the following criteria are met: – the production stripping activity improves access to a specific component of the ore body and it is probable that economic benefits arising from the improved access to future ore production will be realised – the component of the ore body for which access has been improved can be identified – costs associated with that component can be measured reliably
Allocation of costs	Production stripping costs are allocated between the inventory produced and the production stripping asset using a life-of-component waste-to-ore (or mineral contained) strip ratio. When the current strip ratio is greater than the estimated life-of-component ratio a portion of the stripping costs is capitalised to the production stripping asset.	
Asset recognised from stripping activity	Inventory	Other mineral assets within property, plant and equipment.
Depreciation basis	Not applicable	On a component-by-component basis using the units of production method based on proven and probable reserves.

Key judgements and estimates

Judgements: Judgement is applied by management in determining the components of an ore body.

Estimates: Estimates are used in the determination of stripping ratios and mineral reserves by component. Changes to estimates related to life-of-component waste-to-ore (or mineral contained) strip ratios and the expected ore production from identified components are accounted for prospectively and may affect depreciation rates and asset carrying values.

Depreciation

Depreciation of assets, other than land, assets under construction and capitalised exploration and evaluation that are not depreciated, is calculated using either the straight-line (SL) method or units of production (UoP) method, net of residual values, over the estimated useful lives of specific assets. The depreciation method and rates applied to specific assets reflect the pattern in which the asset's benefits are expected to be used by the Group. The Group's proved and probable reserves for minerals assets are used to determine UoP depreciation unless doing so results in depreciation charges that do not reflect the asset's useful life. Where this occurs, alternative approaches to determining reserves are applied, to provide a phasing of periodic depreciation charges that better reflects the asset's expected useful life.

Where assets are dedicated to a mine lease, the useful lives below are subject to the lesser of the asset category's useful life and the life of the mine lease, unless those assets are readily transferable to another productive mine.

Assets classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell and therefore not depreciated.

156 BHP Annual Report 2024

1 Consolidated Financial Statements continued

11 Property, plant and equipment continued

Key estimates

The determination of useful lives, residual values and depreciation methods involves estimates and assumptions and is reviewed annually. Any changes to useful lives or any other estimates or assumptions, including the expected impact of climate change and the transition to a lower carbon economy, may affect prospective depreciation rates and asset carrying values. The table below summarises the principal depreciation methods and rates applied to major asset categories by the Group.

Category	Buildings	Plant and equipment	Mineral rights	Capitalised exploration, evaluation and development expenditure
Typical depreciation methodology	SL	SL	UoP	UoP
Depreciation rate	25-50 years	3-30 years	Based on the rate of depletion of reserves	Based on the rate of depletion of reserves

Commitments

The Group's commitments for capital expenditure were US$5,958 million as at 30 June 2024 (2023: US$3,975 million). The Group's commitments related to leases are included in note 22 'Leases'.

12 Intangible assets

	2024			2023		
	Goodwill US$M	Other intangibles US$M	Total US$M	Goodwill US$M	Other intangibles US$M	Total US$M
Net book value						
At the beginning of the financial year	1,389	221	1,610	1,197	172	1,369
Additions	–	101	101	–	51	51
Acquisition of subsidiaries and operations[1]	–	–	–	192	–	192
Amortisation for the year	–	(107)	(107)	–	(94)	(94)
Impairments for the year[2]	(50)	(7)	(57)	–	(2)	(2)
Disposals	–	(12)	(12)	–	(15)	(15)
Divestment of subsidiaries and operations[3]	–	(45)	(45)	–	–	–
Transfers and other movements	2	226	228	–	109	109
At the end of the financial year	1,341	377	1,718	1,389	221	1,610
– Cost	1,391	1,798	3,189	1,389	1,529	2,918
– Accumulated amortisation and impairments	(50)	(1,421)	(1,471)	–	(1,308)	(1,308)

1. Relates to the acquisition of OZL on 2 May 2023. Refer to note 29 'Business combinations' for more information.
2. Refer to note 13 'Impairment of non-current assets' for information on impairments.
3. Relates to the divestment of the Blackwater and Daunia mines completed on 2 April 2024. Refer to note 3 'Exceptional items' for more information.

Recognition and measurement

Goodwill

Where the fair value of the consideration paid for a business acquisition exceeds the fair value of the identifiable assets, liabilities and contingent liabilities acquired, the difference is treated as goodwill. Goodwill is not amortised and is measured at cost less any impairment losses.

Other intangibles

The Group capitalises amounts paid for the acquisition of identifiable intangible assets, such as software, licences and initial payments for the acquisition of mineral lease assets, where it is considered that they will contribute to future periods through revenue generation or reductions in cost. These assets, classified as finite life intangible assets, are carried in the balance sheet at the fair value of consideration paid (cost) less accumulated amortisation and impairment charges. Intangible assets with finite useful lives are amortised on a straight-line basis over their useful lives. The estimated useful lives are generally no greater than eight years.

Initial payments for the acquisition of intangible mineral lease assets are capitalised and amortised over the term of the permit. A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area. Capitalised costs are only carried forward to the extent that they are expected to be recovered through the successful exploitation of the area of interest or alternatively by its sale. To the extent that capitalised expenditure is no longer expected to be recovered, it is charged to the income statement.

Assets classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell and therefore not amortised.

13 Impairment of non-current assets

		2024			
Cash generating unit	Segment	Property, plant and equipment US$M	Goodwill and other intangibles US$M	Equity-accounted investment US$M	Total US$M
Western Australia Nickel	Group and unallocated	3,744	56	–	3,800
Other	Various	89	1	–	90
Total impairment of non-current assets		3,833	57	–	3,890
Reversal of impairment		–	–	–	–
Net impairment of non-current assets		3,833	57	–	3,890

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 157

Cash generating unit	Segment	2023 Property, plant and equipment US$M	Goodwill and other intangibles US$M	Equity-accounted investment US$M	Total US$M
Other	Various	73	2	–	75
Total impairment of non-current assets		73	2	–	75
Reversal of impairment		–	–	–	–
Net impairment of non-current assets		73	2	–	75

Recognition and measurement

Impairment tests for all non-financial assets (excluding goodwill) are performed when there is an indication of impairment. Goodwill is tested for impairment at least annually. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash generating unit (CGU) to which the asset belongs, being the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. If the carrying amount of the asset or CGU exceeds its recoverable amount, the asset or CGU is impaired and an impairment loss is charged to the income statement so as to reduce the carrying amount in the balance sheet to its recoverable amount.

Previously impaired assets (excluding goodwill as impairment losses are not reversed in subsequent periods) are reviewed for possible reversal of previous impairment at each reporting date. Impairment reversal cannot exceed the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised for the asset or CGU. Such reversal is recognised in the income statement. There were no reversals of impairment in the current or prior year.

How recoverable amount is calculated

The recoverable amount is the higher of an asset's or CGU's fair value less cost of disposal (FVLCD) and its value in use (VIU).

Fair value less cost of disposal

FVLCD is an estimate of the amount that a market participant would pay for an asset or CGU, less the cost of disposal. FVLCD for mineral assets is generally determined using independent market assumptions to calculate the present value of the estimated future post-tax cash flows expected to arise from the continued use of the asset, including the anticipated cash flow effects of any capital expenditure to enhance production or reduce cost, and its eventual disposal where a market participant may take a consistent view. Cash flows are discounted using an appropriate post-tax market discount rate to arrive at a net present value of the asset, which is compared against the asset's carrying value. FVLCD may also take into consideration other market-based indicators of fair value. FVLCD are based primarily on Level 3 inputs as defined in note 24 'Financial risk management' unless otherwise noted.

Value in use

VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal or closure. VIU is determined by applying assumptions specific to the Group's continued use and cannot take into account future development. These assumptions are different to those used in calculating FVLCD and consequently the VIU calculation is likely to give a different result (usually lower) to a FVLCD calculation.

Impairment of non-current assets (excluding goodwill)

Impairment of non-current assets relating to the year ended 30 June 2024 are detailed below.

Western Australia Nickel

At 30 June 2024, the Group determined that the overall recoverable amount of the Western Australia Nickel CGU to be approximately negative US$600 million including closure provisions. Considering the recoverable amount of individual assets within the CGU, this resulted in an aggregate impairment to property, plant and equipment of US$3,744 million and intangible assets of US$56 million in FY2024. The impairment is driven by oversupply in the global nickel market that has seen a sharp decline in forward nickel prices in the short to medium term, escalation in capital costs for Western Australia Nickel, and changes to development plans including the Group's decision, announced on 11 July 2024, to temporarily suspend Nickel West operations and the West Musgrave project at Western Australia Nickel. The Western Australia Nickel CGU is part of the 'Group and unallocated items' reportable segment.

The post-impairment carrying value of Western Australia Nickel property, plant and equipment is not material.

Recoverable amount used for the impairment assessment was determined using a fair value less costs of disposal methodology, applying discounted cash flow techniques utilising a post-tax real discount rate of 7.5 per cent. The valuation is most sensitive to changes in the long-term nickel price outlook and foreign exchange assumptions.

There were no material impairments of non-current assets for the year ended 30 June 2023.

Impairment test for goodwill

The carrying amount of goodwill has been allocated to the CGUs, or groups of CGUs, as follows:

Cash generating unit	**2024 US$M**	2023 US$M
Olympic Dam	–	1,010
OZ Minerals Limited provisional goodwill	–	192
Copper SA	**1,154**	–
Other	**187**	187
Total goodwill	**1,341**	1,389

For the purpose of impairment testing, goodwill has been allocated to CGUs or groups of CGUs, that are expected to benefit from the synergies of previous business combinations, which represent the level at which management will monitor and manage goodwill.

In previous reporting periods the Olympic Dam goodwill has been tested for impairment as part of the Olympic Dam CGU. In the current reporting period, and moving forward, the Olympic Dam goodwill has been tested for impairment at the Copper SA level, which comprises Olympic Dam, Carrapateena and Prominent Hill.

158 BHP Annual Report 2024

1 Consolidated Financial Statements continued

13 Impairment of non-current assets continued

On 2 May 2023, the Group acquired OZ Minerals Limited (OZL) (refer to note 29 'Business combination' for details). In 2024 following the acquisition of OZL, the Group reorganised its reporting structure and established Copper SA, which comprises the Olympic Dam CGU as well as the acquired Carrapateena and Prominent Hill CGUs. On completion of the OZL business combination accounting, the OZL goodwill of US$194 million was allocated as follows:

- US$144 million to the Copper SA group of CGUs; and
- US$50 million to Western Australia Nickel CGU, which was written off at 31 December 2023 as part of the impairment of Western Australia Nickel assets.

From FY2024, the Olympic Dam goodwill is tested for impairment as part of the Copper SA group of CGUs as this represents the level at which the Group now monitors and manages the goodwill.

Goodwill held by other CGUs is US$187 million (2023: US$187 million). This represents less than one per cent of net assets at 30 June 2024 (2023: less than one per cent). There was no impairment of other goodwill in the year to 30 June 2024 (2023: US$ nil).

Copper SA goodwill	
Impairment test conclusion	The Group performed an impairment test of the Copper SA Group of CGUs, including goodwill, as at 30 June 2024 and an impairment charge was not required.
How did the goodwill arise?	Goodwill of US$1,010 million and US$144 million in relation to the acquisitions of WMC Resources Ltd (2005) and OZ Minerals Ltd (2023), respectively.
Segment	Copper SA is part of the Copper reportable segment.
How were the valuations calculated?	FVLCD methodology using DCF techniques has been applied in determining the recoverable amount of Copper SA.
Significant assumptions and sensitivities	The valuation of Copper SA exceeded its carrying amount by approximately US$8.4 billion and is most sensitive to changes in copper commodity price, production volumes, operating costs and discount rates. It is considered that there are no reasonably possible changes in these key assumptions that would, in isolation, result in the estimated recoverable amount being equal to the carrying amount. The valuation applied a post-tax real discount rate of 7.0 per cent.
	Key judgements and estimates that have been applied in the FVLCD valuation are disclosed further below.

Key judgements and estimates

Judgements: Assessment of indicators of impairment or impairment reversal and the determination of CGUs for impairment purposes require significant management judgement.

Indicators of impairment may include changes in the Group's operating and economic assumptions, including those arising from changes in reserves or mine planning, updates to the Group's commodity supply, demand and price forecasts, or the possible additional impacts from emerging risks including those related to climate change and the transition to a low-carbon economy.

Climate change

The Group's impairment assessments may be impacted by climate change and the transition to a low-carbon economy. Further detail is provided in note 16 'Climate change'.

Estimates: The Group performs a recoverable amount determination for an asset or CGU when there is an indication of impairment or impairment reversal.

When the recoverable amount is measured by reference to FVLCD, in the absence of quoted market prices or binding sale agreement, estimates are made regarding the present value of future post-tax cash flows. These estimates are made from the perspective of a market participant and include prices, future production volumes, operating costs, capital expenditure, closure and rehabilitation costs, taxes, risking factors applied to cash flows and discount rates. The cash flow forecasts may include net cash flows expected from the extraction, processing and sale of material that does not currently qualify for inclusion in ore reserves. Reserves and resources are included in the assessment of FVLCD to the extent that it is considered probable that a market participant would attribute value to them.

When recoverable amount is measured using VIU, estimates are made regarding the present value of future cash flows based on internal budgets and forecasts and life of asset plans. Key estimates are similar to those identified for FVLCD, although some assumptions and values may differ as they reflect the perspective of management rather than a market participant.

All estimates require judgements and assumptions and are subject to risk and uncertainty that may be beyond the control of the Group; hence, there is a possibility that changes in circumstances will materially alter projections, which may impact the recoverable amount of an asset or CGU at each reporting date. With the exception of the Western Australia Nickel CGU impairment mentioned above, no indicators of impairment, or impairment reversal, were identified across the Group's remaining CGUs at 30 June 2024.

The significant estimates impacting the Group's recoverable amount determinations are:

Commodity prices

Commodity prices were based on latest internal forecasts which assume short-term market prices will revert to the Group's assessment of long-term price. These price forecasts reflect management's long-term views of global supply and demand, built upon past experience of the commodity markets and are benchmarked with external sources of information such as analyst forecasts. Prices are adjusted based upon premiums or discounts applied to global price markers to reflect the location, nature and quality of the Group's production, or to take into account contracted prices.

Future production volumes

Estimated production volumes were based on detailed data and took into account development plans established by management as part of the Group's long-term planning process. When estimating FVLCD, assumptions reflect all reserves and resources that a market participant would consider when valuing the respective CGU, which in some cases are broader in scope than the reserves that would be used in a VIU test. In determining FVLCD, risk factors may be applied to reserves and resources which do not meet the criteria to be treated as proved.

Cash outflows (including operating costs, capital expenditure, closure and rehabilitation costs and taxes)

Cash outflows are based on internal budgets and forecasts and life of asset plans. Cost assumptions reflect management experience and expectations. Tax assumptions reflect existing and substantively enacted tax and royalty regimes and rates applicable in the jurisdiction of the CGU. In the case of FVLCD, cash flow projections include the anticipated cash flow effects of any capital expenditure to enhance production or reduce cost where a market participant may take a consistent view. VIU does not take into account future development.

Discount rates

The Group uses real post-tax discount rates applied to real post-tax cash flows. The discount rates are derived using the weighted average cost of capital methodology. Adjustments to the rates are made for any risks that are not reflected in the underlying cash flows, including country risk.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 159

14 Deferred tax balances

The movement for the year in the Group's net deferred tax position is as follows:

	2024 US$M	2023 US$M	2022 US$M
Net deferred tax (liability)/asset			
At the beginning of the financial year	(4,243)	(3,007)	(1,402)
Acquisition of subsidiaries and operations[1]	–	(867)	–
Income tax credit/(charge) recorded in the income statement[2,3,4]	988	(387)	(125)
Income tax (charge)/credit recorded directly in equity	(6)	6	(42)
Divestment of subsidiaries and operations[5]	(3)	–	(1,439)
Other movements	(1)	12	1
At the end of the financial year	(3,265)	(4,243)	(3,007)

1. Relates to the acquisition of OZL on 2 May 2023. Refer to note 29 'Business combinations' for more information.
2. Includes US$1,125 million income tax credit in the year ended 30 June 2024 as a result of an impairment of Western Australia Nickel Assets.
3. Includes US$(283) million revaluation of deferred tax balances in the year ended 30 June 2023, following the substantive enactment of the Chilean Royalty Bill. Refer to note 3 'Exceptional items' for more information.
4. Includes Discontinued operations income tax charge to the income statement in 2022 of US$(61) million.
5. Relates to the divestment of BMC and merger of Petroleum with Woodside in 2022. Refer to notes 3 'Exceptional items' and 28 'Discontinued operations' for more information.

For recognition and measurement refer to note 6 'Income tax expense'.

The composition of the Group's net deferred tax assets and liabilities recognised in the balance sheet and the deferred tax expense (credited)/charged to the income statement is as follows:

	Deferred tax assets		Deferred tax liabilities		(Credited)/charged to the income statement		
	2024 US$M	2023 US$M	2024 US$M	2023 US$M	2024 US$M	2023 US$M	2022 US$M
Type of temporary difference							
Depreciation[1]	(756)	(629)	5,221	6,259	(894)	452	554
Exploration expenditure	14	11	–	(1)	(2)	(2)	13
Employee benefits	23	27	(407)	(425)	6	(94)	20
Closure and rehabilitation	155	143	(1,770)	(1,753)	(29)	(296)	24
Resource rent tax	–	–	–	–	–	–	(129)
Other provisions	55	64	(196)	(210)	23	4	49
Deferred income	–	14	(23)	–	(9)	37	(31)
Deferred charges	(55)	(82)	522	644	(148)	85	7
Investments, including foreign tax credits	274	225	411	370	(6)	(54)	(298)
Foreign exchange gains and losses	(9)	(14)	80	190	(115)	42	33
Tax losses	364	276	(84)	(214)	40	37	28
Lease liability[1]	9	18	(730)	(767)	45	(83)	(10)
Other	(7)	3	308	206	101	259	(135)
Total	67	56	3,332	4,299	(988)	387	125

1. Includes deferred tax associated with the recognition of right-of-use assets and lease liabilities on adoption of IFRS 16. Refer to note 22 'Leases'.

160 **BHP** Annual Report 2024

1 Consolidated Financial Statements continued

14 Deferred tax balances continued

The composition of the Group's unrecognised deferred tax assets and liabilities is as follows:

	2024 US$M	2023 US$M
Unrecognised deferred tax assets		
Tax losses and tax credits[1]	9,126	8,572
Investments in subsidiaries[2]	1,533	1,661
Mineral rights[3]	3,216	3,287
Other deductible temporary differences[4]	1,978	1,912
Total unrecognised deferred tax assets	15,853	15,432
Unrecognised deferred tax liabilities		
Investments in subsidiaries[2]	2,307	2,179
Total unrecognised deferred tax liabilities	2,307	2,179

1. At 30 June 2024, the Group had income and capital tax losses with a tax benefit of US$5,589 million (2023: US$5,709 million) and tax credits of US$3,537 million (2023: US$2,863 million), which are not recognised as deferred tax assets, because it is not probable that future taxable profits or capital gains will be available against which the Group can utilise the benefits.
   The gross amount of tax losses carried forward that have not been recognised is as follows:

Year of expiry	2024 US$M	2023 US$M
Income tax losses		
Not later than one year	28	22
Later than one year and not later than two years	10	5
Later than two years and not later than five years	43	47
Later than five years and not later than 10 years	652	549
Later than 10 years and not later than 20 years	1,003	1,317
Unlimited	5,620	4,889
	7,356	6,829
Capital tax losses		
Not later than one year	–	–
Later than two years and not later than five years	–	–
Unlimited	13,494	13,870
Gross amount of tax losses not recognised	20,850	20,699
Tax effect of total losses not recognised	5,589	5,709

   Of the US$3,537 million of tax credits, US$2,792 million expires not later than 10 years (2023: US$2,405 million) and US$745 million expires later than 10 years and not later than 20 years (2023: US$458 million).
2. The Group has deferred tax assets and deferred tax liabilities associated with undistributed earnings of subsidiaries that have not been recognised because the Group is able to control the timing of the reversal of the temporary differences and it is not probable that these differences will reverse in the foreseeable future. Where the Group has undistributed earnings held by associates and joint interests, the deferred tax liability will be recognised as there is no ability to control the timing of the potential distributions.
3. The Group has deductible temporary differences relating to mineral rights for which deferred tax assets have not been recognised because it is not probable that future capital gains will be available against which the Group can utilise the benefits. The deductible temporary differences do not expire under current tax legislation.
4. The Group has other deductible temporary differences for which deferred tax assets have not been recognised because it is not probable that future taxable profits will be available against which the Group can utilise the benefits. The deductible temporary differences do not expire under current tax legislation.

15 Closure and rehabilitation provisions

	2024 US$M	2023 US$M
At the beginning of the financial year	9,887	8,689
Capitalised amounts for operating sites:		
Change in estimate	463	510
Exchange translation	(58)	(50)
Adjustments charged/(credited) to the income statement:		
Change in estimate	85	12
Exchange translation	(47)	(8)
Other adjustments to the provision:		
Amortisation of discounting impacting net finance costs	556	839
Acquisition of subsidiaries and operations[1]	–	168
Divestment of subsidiaries and operations[2]	(652)	–
Expenditure on closure and rehabilitation activities	(395)	(273)
Other movements	(2)	–
At the end of the financial year	9,837	9,887
Comprising:		
Current	610	520
Non-current	9,227	9,367
Operating sites	6,349	7,366
Closed sites	3,488	2,521

1. Relates to the acquisition of OZL on 2 May 2023. Refer to note 29 'Business combinations' for more information.
2. Relates to the divestment of the Blackwater and Daunia mines completed on 2 April 2024. Refer to note 3 'Exceptional items' for more information.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 161

Profile of closure and rehabilitation cash flows

The table below indicates the estimated profile of the Group's closure and rehabilitation provisions. The profile reflects the undiscounted forecast cash flows that underpin the provisions. In some instances, the Group has an obligation to rehabilitate and maintain a closed site for an indefinite period. For the purpose of this analysis, the cashflow period has been restricted to 100 years.

Proportion of the Group's undiscounted forecast cashflows	2024 %	2023 %
In one year or less	3	3
In more than one year but not more than two years	3	4
In more than two years but not more than five years	8	8
In more than five years but not more than ten years	15	14
In more than ten years	71	71
Total	100	100

The Group is required to close and rehabilitate sites and associated facilities at the end of or, in some cases, during the course of production to a condition acceptable to the relevant authorities, as specified in licence requirements and the Group's closure performance requirements.

The key components of closure and rehabilitation activities are:

- the removal of all unwanted infrastructure associated with an operation
- the return of disturbed areas to a safe, stable and self-sustaining condition, consistent with the agreed post-closure land use

Recognition and measurement

Provisions for closure and rehabilitation are recognised by the Group when:

- it has a present legal or constructive obligation as a result of past events
- it is more likely than not that an outflow of resources will be required to settle the obligation
- the amount can be reliably estimated

Initial recognition and measurement	Subsequent measurement
Closure and rehabilitation provisions are initially recognised when an environmental disturbance first occurs. The individual site provisions are an estimate of the expected value of future cash flows required to close the relevant site using current standards and techniques and taking into account risks and uncertainties. Individual site provisions are discounted to their present value using currency specific discount rates aligned to the estimated timing of cash outflows. When provisions for closure and rehabilitation are initially recognised, the corresponding cost is capitalised as an asset, representing part of the cost of acquiring the future economic benefits of the operation.	The closure and rehabilitation asset, recognised within property, plant and equipment, is depreciated over the life of the operations. The value of the provision is progressively increased over time as the effect of discounting unwinds, resulting in an expense recognised in net finance costs. The closure and rehabilitation provision is reviewed at each reporting date to assess if the estimate continues to reflect the best estimate of the obligation. If necessary, the provision is remeasured to account for factors such as: – additional disturbance during the period – revisions to estimated reserves, resources and lives of operations including any changes to expected operating lives arising from the Group's latest assessment of the potential impacts of climate change and the transition to a low-carbon economy – developments in technology – changes to regulatory requirements and environmental management strategies – changes in the estimated extent and costs of anticipated activities, including the effects of inflation and movements in foreign exchange rates – movements in interest rates affecting the discount rate applied Changes to the closure and rehabilitation estimate for operating sites are added to, or deducted from, the related asset and amortised on a prospective basis over the remaining life of the operation, generally applying the units of production method. Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognised as an expense and liability when the event gives rise to an obligation that is probable and capable of reliable estimation.

Closed sites

Where future economic benefits are no longer expected to be derived through operation, changes to the associated closure and remediation costs are charged to the income statement in the period identified. This amounted to US$38 million in the year ended 30 June 2024 (2023: US$4 million; 2022: US$74 million).

162 BHP Annual Report 2024

1 Consolidated Financial Statements continued

15 Closure and rehabilitation provisions continued

Key estimates

Closure cost estimates are generally based on conceptual level studies early in the operating life of an asset with more detailed studies and planning performed as closure risks (including those related to climate change) are identified and/or as an asset, or parts thereof, near closure. As such, the recognition and measurement of closure and rehabilitation provisions requires the use of significant estimates and assumptions, including, but not limited to:

- the extent (due to legal or constructive obligations) of potential activities required for the removal of infrastructure, decharacterisation of tailings storage facilities and rehabilitation activities
- costs associated with future closure activities
- the extent and period of post-closure monitoring and maintenance, including water management
- applicable discount rates
- the timing of cash flows and ultimate closure of operations

The extent, cost and timing of future closure activities may also be impacted by the potential physical impacts of climate change and the transition to a low-carbon economy. Further detail is provided in note 16 'Climate change'.

Estimates for post-closure monitoring and maintenance reflect the Group's strategies for individual sites, which may include possible relinquishment. The period of monitoring and maintenance included in the provision requires judgement and considers regulatory and licencing requirements, the outcomes of studies and management's current assessment of stakeholder expectations.

While progressive closure is performed across a number of operations, significant activities are generally undertaken at the end of the production life at the individual sites, the estimated timing of which is informed by the Group's current assumptions relating to demand for commodities and carbon pricing, and their impact on the Group's long-term price forecasts.

Approximately 52 per cent (2023: 51 per cent) of the Group's total undiscounted forecast cashflows are expected to be incurred after more than 30 years, reflecting the long-lived nature of many of the Group's operations which have remaining production lives ranging from 5-87 years (2023: 1-103 years). The discount rates applied to the Group's closure and rehabilitation provisions are determined by reference to the currency of the closure cash flows, the period over which the cash flows will be incurred and prevailing market interest rates (where available). The discount rates applied to the Group's closure and rehabilitation provisions were revised during the year to reflect increases in market interest rates. The effect of changes to discount rates was a decrease of approximately US$336 million in the closure and rehabilitation provision of which US$167 million in respect of closed sites was recognised in the income statement.

While the closure and rehabilitation provisions reflect management's best estimates based on current knowledge and information, further studies, trials and detailed analysis of relevant knowledge and resultant closure activities for individual assets continue to be performed throughout the life of asset. Such studies and analysis can impact the estimated costs of closure activities. Estimates can also be impacted by the emergence of new closure and rehabilitation techniques, changes in regulatory requirements and stakeholder expectations for closure (including costs associated with equitable transition), development of new technologies, risks relating to climate change and the transition to a low-carbon economy, and experience at other operations. These uncertainties may result in future actual expenditure differing from the amounts currently provided for in the balance sheet.

Sensitivity

A 0.5 per cent increase in the discount rates applied at 30 June 2024 would result in a decrease to the closure and rehabilitation provision of approximately US$665 million, a decrease in property, plant and equipment of approximately US$457 million in relation to operating sites and an income statement credit of approximately US$208 million in respect of closed sites. In addition, the change would result in a decrease of approximately US$23 million to depreciation expense and a US$21 million increment in net finance costs due to unwind of discount for the year ending 30 June 2025.

Given the long-lived nature of the majority of the Group's assets, the majority of final closure activities are generally not expected to occur for a significant period of time.

However, a one-year acceleration in forecast cash flows of the Group's closure and rehabilitation provisions, in isolation, would result in an increase to the provision of approximately US$231 million, an increase in property, plant and equipment of US$148 million in relation to operating sites and an income statement charge of US$83 million in respect of closed sites.

16 Climate change

The Group recognises that warming of the climate is unequivocal, the human influence is clear and physical impacts are unavoidable. Identifying, monitoring and assessing the actual and potential impacts of climate change is complex and the Group continues to develop its assessment of the actual and potential financial impacts of climate-related risks (threats and opportunities), including the transition to a net zero economy and physical risk impacts.

The Group's current climate change strategy focuses on:

- building a portfolio to support the megatrends shaping our world, including future-facing commodities (copper, nickel and potash) and steelmaking materials (iron ore and steelmaking coal)
- reducing operational (Scopes 1 and 2 from operated assets) greenhouse gas (GHG) emissions
- investing in low to zero GHG emissions technologies
- supporting Scope 3 GHG emissions reductions in the Group's value chain and promoting product stewardship
- managing climate-related risks
- working with others to enhance the global policy and market response

Areas of these Financial Statements that may be impacted in connection with this strategy throughout the value creation and delivery cycle of the Group's operations, include:

Phase	Areas of potential Financial Statement impact
Exploration and acquisition	– Financial impact of portfolio decisions
Development and mining / Process and logistics	– Impact of transition risks on asset carrying values – Physical climate-related risks and asset carrying values – Application of carbon pricing assumptions and acquisition of carbon credits – Useful economic lives of property, plant and equipment – Expenditure on operational (Scopes 1 and 2 from operated assets) decarbonisation
Sales, marketing and procurement	– Expenditure to support value chain (Scope 3) decarbonisation
Closure and rehabilitation	– Timing, scope and expected cost of closure and rehabilitation activities

At the date of issue of these Financial Statements, indicators show the appropriate measures are not in place globally to drive decarbonisation at the pace or scale required to achieve the aim of the Paris Agreement to limit the global average temperature increase to 1.5°C above pre-industrial levels. The significant judgements and key estimates used in the preparation of these Financial Statements reflect the Group's current planning range (which implies a projected global average temperature increase of approximately 2°C by CY2100), as described below.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 163

While not the basis of preparation of these Financial Statements, the Group continues to perform sensitivity analysis under the Group's 1.5°C scenario to consider potential Financial Statement impacts of commodity and carbon prices in a rapidly decarbonising world. The Group's 1.5°C scenario is not a forecast of what is likely to occur.

Future changes to the Group's climate change strategy or global decarbonisation trends may impact the Group's significant judgements and key estimates, and result in material changes to financial results, cash flows and the carrying values of certain assets and liabilities in future reporting periods.

Financial impact of portfolio decisions

Over recent years, the Group has repositioned its portfolio towards commodities that can help enable and support the megatrends of decarbonisation and electrification, urbanisation and population growth. Refer to note 2 'Revenue', which presents current and prior year revenue by commodity. Key portfolio changes the Group has made in FY2024 include:

- sanctioning of the Jansen Stage 2 potash investment (following approval of Jansen Stage 1 in FY2022)
- further consolidation of the Group's steelmaking coal portfolio to concentrate on the higher-quality (grade) coals (which enable steelmakers to be more efficient and operate with a lower GHG emissions intensity) through the divestment of Blackwater and Daunia mines from the BHP Mitsubishi Alliance (BMA) (following the divestment of the Group's interest in BHP Mitsui Coal in FY2022)

In recent years, the Group also:

- completed the acquisition of OZ Minerals in FY2023 to support the creation of a South Australia copper basin
- completed the divestment of the Group's Petroleum business through its merger with Woodside in FY2022
- divested the Group's interest in the Cerrejón non-operated energy coal joint venture in FY2022

Also in FY2022, the Group announced that it would retain New South Wales Energy Coal (NSWEC) in its portfolio, seek the relevant approvals to continue mining beyond the current consent that expires at the end of FY2026 and proceed with a managed process to cease mining at the asset by the end of FY2030.

Following impairments recognised in previous periods, the net carrying value of NSWEC at 30 June 2024 is approximately negative US$200 million comprising property, plant and equipment (PP&E) of approximately US$540 million and closure provisions and other liabilities of approximately US$740 million. As at 30 June 2024, the potential exposure to further impairment for NSWEC is limited to the book value of PP&E of US$540 million, with the forecast cash flows over the proposed operating period supporting the current carrying value. Further, the useful lives of NSWEC PP&E do not exceed the remaining proposed operating period.

In July 2024, the Group announced that the Nickel West operations and West Musgrave project (Western Australia Nickel) would be temporarily suspended from October 2024. Refer to note 13 'Impairment of non-current assets' for further details.

Impact of transition risks on asset carrying values

Significant judgements and key estimates in relation to the preparation of these Financial Statements, including asset carrying values and impairment assessments, are impacted by the Group's current assessment of the range of economic and climate-related conditions that could exist in the world's transition to a net zero economy, considering the current trajectory of society and the global economy as a whole.

For example, demand for the Group's commodities may decrease due to policy, regulatory (including carbon pricing mechanisms), legal, technological, market or societal responses to climate change, resulting in a proportion of a cash generating unit's (CGU) reserves becoming incapable of extraction in an economically viable fashion. Alternatively, technological or market developments increasing demand for commodities in the portfolio that help enable decarbonisation may have a positive impact on prices for those commodities.

The Group has developed three unique planning cases which comprise the Group's planning range: a 'most likely' base case, used as the basis for judgements and assumptions in these Financial Statements, and an upside case and downside case that provide the range's boundaries. The three cases reflect proprietary forecasts for the global economy and associated sub-sectors (i.e. energy, transport, agriculture and steel) and the resulting market outlook for the Group's core commodities.

Given the complexity and inherent uncertainty of long run forecasting, these pathways are reviewed periodically to reflect new information, with a process in place to assess the need to update internal long-term price outlooks for developments in the periods between pathway updates.

The Group reflects the planning range and associated price outlooks in the internal valuations used as the basis for the Group's impairment assessments.

The discount rate used in the internal valuations reflects a real post-tax weighted average cost of capital (WACC), including country and state risk premia where appropriate, and ranges from 7.0 per cent to 9.5 per cent across the Group (2023: 7.0 per cent to 9.5 per cent). Cash flow forecasts used as the basis for impairment testing include asset specific risks, including climate-related risks such as operational interruptions as a result of physical climate-related risks, and therefore the Group does not include a separate climate-related risk adjustment in the Group's WACC.

Further detail on the Group's significant judgements and estimates that inform the planning range and FY2024 impairment assessments, is included in note 13 'Impairment of non-current assets'.

In addition to the planning range, and as described below in 'Paris Agreement and 1.5°C scenarios', the Group uses its 1.5°C scenario, which implies a global average temperature increase of 1.5°C by CY2100, to test resilience of the Group's portfolio in a rapidly decarbonising world.

Physical climate-related risks and asset carrying values

The Group's operations are exposed to physical climate-related risks. In FY2024, the Group continued to progress studies of physical climate-related risks to better understand the potential impacts on safety, productivity and cost, with the work to continue in FY2025.

The studies consider potential impacts of acute and chronic risks from material climate hazards, which differ based on an operated asset's geographic region, asset infrastructure and operational processes. The studies are ongoing and therefore the Group's consideration of physical climate-related risks, including factors such as potential operational interruptions caused by extreme weather events, therefore includes only the Group's current best estimates of related potential financial impacts.

Given the complexity of physical climate-related risk modelling and the status of the Group's ongoing physical risk assessment process, the identification of additional risks and/or the detailed development of the Group's response may result in material changes to financial results and the carrying values of assets and liabilities in future reporting periods.

Application of carbon pricing assumptions and acquisition of carbon credits

The Group's carbon credits and offsetting strategy is managed at the Group level. However, investment decisions and asset valuations used for the purposes of impairment testing consider carbon price assumptions in relevant regions by applying a carbon price to estimated unmitigated Scopes 1 and 2 GHG emissions over the life of the respective operation.

In determining the Group's strategy and carbon price forecast, factors including a country's current and announced climate policies, targets and societal factors, such as public acceptance and demographics, are considered. As at the date of these Financial Statements, the carbon price used in asset valuations reflects the following ranges:

US$ real (July 2024) per tCO2-e	FY2030 Low	FY2030 High	FY2050 Low	FY2050 High
Australia	28	83	166	248
Brazil	6	55	138	221
Chile	9	44	166	248
Canada	71	110	221	248
Key customer countries[1]	1	193	28	276

1. Maximum low and high values found across China, India, European Union, United States, Japan, Korea, Indonesia, South Africa, Other Latin and Central America and Other Asia.

164 BHP Annual Report 2024

1 Consolidated Financial Statements continued

16 Climate change continued

The Group currently acquires carbon credits primarily for regulatory purposes. The Group's plan is to achieve its FY2030 operational (Scopes 1 and 2 from operated assets) GHG emissions target through structural abatement, but if there is an unanticipated shortfall in the pathway to achieve the target, there may be a need to surrender voluntary carbon credits to close the performance gap. The Group will not use regulatory carbon credits when determining whether it has achieved its FY2030 target. The Group may also sell carbon credits, depending on internal use requirements, or originate carbon credits through project development or direct investment.

Acquired carbon credits are recognised as an asset initially at cost and are subsequently subject to impairment and/or net realisable value assessments. Classification of the asset reflects the intended manner of use:

- Inventory – where the intended use is uncertain or the carbon credit is available for trading purposes (either separately or 'bundled' with sale of a commodity); or
- Intangible asset – held for regulatory or voluntary surrender

Obligations arising from greenhouse gas emission schemes, such as the Australian Safeguard Mechanism (which requires its largest industrial facilities to surrender eligible carbon credits when their Scope 1 GHG emissions exceed a progressively declining legislated limit, known as the baseline) are recognised as a liability at the reporting date when the Group has an obligation.

During FY2024, the Group surrendered approximately US$1 million in carbon credits (~47,000 tCO_2-e) to satisfy Australian assets' FY2023 Safeguard Mechanism obligations. There were no voluntary surrenders.

As at 30 June 2024, the Group recognised:

- Approximately US$23 million in carbon credits within intangible assets (with no carbon credits classified as inventory).
- An obligation of US$17 million, representing the FY2024 requirement to surrender eligible carbon credits under the Safeguard Mechanism. The Group intends to satisfy this liability through the surrender of carbon credits in FY2025.

Useful economic lives of property, plant and equipment

The determination of useful lives of the Group's PP&E requires judgement, including consideration of the Group's climate change strategy, targets and goals, decarbonisation plans and the possible impact of transition risks on demand for the Group's commodities.

Useful lives are reviewed each reporting period, including to ensure they do not exceed the remaining expected operating life of the operation in which they are utilised. The remaining lives of the Group's operations reflect the Group's planning range and its underlying climate-related assumptions.

A key component of the Group's operational decarbonisation strategy is the displacement of diesel within the Group's operations, particularly the haul truck fleet. The Group is supporting the development of new equipment by original equipment manufacturers, including entering into partnerships focused on the development and trialling of electric locomotives and haul trucks.

While technical and commercial development of the technology needed is progressing, the Group's operational plans generally assume replacement of haul trucks, and other diesel powered equipment, at the end of their useful lives in line with the Group's regular fleet renewal programs. For example, a significant proportion of the Group's existing WAIO mining fleet is due for replacement prior to the expected availability of battery electric vehicle solutions. As such, the Group's decarbonisation plans have not had a material impact on the estimated remaining useful lives of the Group's existing fleet of assets in FY2024.

Expenditure on operational (Scopes 1 and 2 from operated assets) decarbonisation

The Group set a medium-term target to reduce its operational GHG emissions (Scopes 1 and 2 from operated assets) by at least 30 per cent from the Group's FY2020 baseline levels by FY2030 and a long-term goal to achieve net zero operational GHG emissions by CY2050. The FY2020 baseline for the medium-term target and subsequent performance is adjusted for acquisitions, divestments and methodology changes.

While the Group's operational GHG emissions increased in FY2024, compared to FY2023, largely as emissions from organic growth exceeded reductions from decarbonisation activities, the Group remains on track to meet its FY2030 target. Operational decarbonisation activities during FY2024 continued to focus on transitioning the Group's electricity supply to renewable sources and continuing to progress projects in relation to displacement of diesel. Expenditure in relation to diesel displacement and fugitive methane is expected to increase towards the second half of the decade, with capital expenditure in these areas not material in FY2024.

A significant proportion of the Group's renewable electricity is currently sourced through power purchase agreements and judgement is required in determining the appropriate accounting treatment of such arrangements. Depending on the specific terms and conditions, power purchase agreements may be recognised as an expense when incurred, a financial derivative or a lease liability, with an associated right of use asset.

In addition to operational expenditure on renewable energy, the Group recognised the following in relation to power purchase agreements at 30 June 2024:

- US$44 million of lease liabilities, with associated right of use assets (2023: US$ nil)
- financial derivatives with a fair value of approximately US$92 million (2023: US$50 million)

Estimated future cash flows for the Group's assets include amounts associated with projects aimed at contributing to the achievement of the Group's medium-term target and long-term goal. These cash flow estimates form the basis of the Group's impairment assessments as outlined in further detail in note 13 'Impairment of non-current assets'.

The Group estimates up to US$4 billion (nominal terms) in spend and commitments over the decade to FY2030 to execute the Group's operational decarbonisation plans. This amount incorporates capital expenditure and lease commitments that were previously expected to be classified as capital expenditure and reflects the incremental cost to facilitate the Group's reduction in operational GHG emissions (e.g. the additional cost of buying or leasing an electric truck versus the diesel combustion truck it would replace).

Many of the projects planned to commence before FY2030 are likely to extend beyond the Group's medium-term target period and are expected to make a substantial contribution towards the Group's long-term goal of net zero operational GHG emissions by CY2050. Significant expenditure on fleet renewal at certain assets, for example Olympic Dam, is expected to occur after FY2030.

As the Group's climate response is further integrated into business-as-usual planning, the spending on climate initiatives is expected to increasingly form part of ordinary course business expenditures.

Any change to the Group's climate change strategy and future cash flows could impact the expected level of expenditure on operational decarbonisation and the associated Financial Statement significant judgements and key estimates.

Expenditure to support value chain (Scope 3) decarbonisation

The Group continues to invest, including through partnership with others, in potential GHG emissions reduction opportunities in its value chain through technology innovation and development to support GHG emissions reductions by steelmaking customers and in the maritime industry.

However, while the Group seeks to influence reduction opportunities, Scope 3 emissions occur outside of the Group's direct control. Reduction pathways are dependent on the development, and upstream or downstream deployment of, solutions and/or supportive policy and improvements in Scope 3 emissions measurement. Where possible, the financial impact of the Group's activities in support of the development of Scope 3 emissions reduction pathways is reflected in these Financial Statements. In FY2024, this included expenditure of approximately US$30 million to support collaborative partnerships, consortiums, research and development and BHP Ventures investments.

Given the inherent uncertainty in future technology and policy advancements, it is not currently possible to reliably estimate or measure the full potential Financial Statement impacts of the Group's pursuit of its Scope 3 goals and targets.

Timing, scope and expected cost of closure and rehabilitation activities

The extent, timing and cost of the Group's future closure activities may be impacted by potential physical and transition climate-related impacts. In estimating the potential cost of closure activities, the Group considers factors such as long-term weather outlooks, for example forecast changes in rainfall patterns. Closure cost estimates also consider the impact of the Group's climate change strategy on the costs and timing of performing closure activities and the impact of new technology where appropriately developed and tested. For example, closure cost estimates largely continue to reflect the use of existing fuel sources for the Group's equipment while the Group continues to invest in the development of alternative fuel sources and fleet electrification.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 165

The estimated cost of closure activities includes management's current best estimate in relation to post-closure monitoring and maintenance, which may be required for significant periods beyond the completion of other closure activities and is therefore exposed to potential long-term climate-related impacts. While reflecting management's current best estimate, the cost of post-closure monitoring and maintenance may change in future reporting periods as the understanding of, and potential long-term impacts from a changing climate continue to evolve.

Given the long-lived nature of the majority of the Group's assets, the majority of final closure activities are not expected to occur for a significant period of time. However:

- Acknowledging the wide range of potential energy transition impacts for steelmaking coal demand and the impact of any significant changes in demand on mine lives, for illustrative purposes only, a one-year change in the mine life of the Group's steelmaking coal assets would, in isolation, change the closure and rehabilitation provisions for those assets by approximately US$40 million.
- The Group announced in FY2022 the planned closure of NSWEC by FY2030. As such, while the provision is subject to estimation and assumptions, the timing of closure is no longer considered materially susceptible to potential long-term climate-related transition risks.

Further, while the Group is evaluating the approach to the closure of NSWEC and potential expenditure relating to an equitable change and transition for its workforce, the Group continues to engage with its employees and the community to understand and develop the most appropriate transition plan. As the Group's approach is currently under development with impacted parties, it is not yet supported by a detailed, formal plan or commitment and therefore no provision relating to equitable change and transition costs can be recognised as at 30 June 2024.

More detail on the key judgements and estimates impacting the Group's closure and rehabilitation provisions is presented in note 15 'Closure and rehabilitation provisions'.

Paris Agreement and 1.5°C scenarios

The Group acknowledges that there are a range of energy transition scenarios, including those that are aligned with the goals of the Paris Agreement, that may indicate different outcomes for individual commodities. As noted, indicators show the appropriate measures are not in place globally to drive decarbonisation pathways at a pace or scale required to limit the global average temperature increase to 1.5°C above pre-industrial levels (particularly in hard-to-abate sectors, like steelmaking). However, to the extent governments, institutions, companies, and society increasingly focus on addressing climate change, the potential for a non-linear and/or more rapid transition trajectory increases.

Accordingly, in addition to the Group's planning range, which implies a projected global average temperature increase of around 2°C by CY2100, the Group utilises a range of scenarios, including a 1.5°C scenario, when testing the resilience of its portfolio and major investment decisions. In FY2024, the Group developed a new 1.5°C scenario, which does not currently inform the Group's planning range and intentionally uses aggressive assumptions around political, technological and behavioural change, particularly for hard-to-abate sectors, such as steelmaking. It is designed to specifically test the Group's current portfolio following changes to its portfolio since the Group's previous 1.5°C scenario published in the BHP Climate Change Report 2020.

The Group's 1.5°C scenario is not a forecast of what is likely to occur and represents one of many hypothetical pathways for the future based on different assumptions relating to world-wide economies, including global energy systems. While the Group does not currently see a 1.5°C outcome as likely, a 1.5°C scenario is utilised to inform the Group's understanding of the potential impacts of an acceleration in global decarbonisation. All 1.5°C scenarios require steep global annual GHG emission reductions, sustained for decades, to stay within a 1.5°C carbon budget (i.e. the total net amount of GHG emissions that can be emitted worldwide to limit global average temperature increase to 1.5°C by CY2100).

The Group continues to monitor global decarbonisation signposts and updates its planning range, associated price outlooks and cost of carbon assumptions. If such signposts indicate the appropriate measures are in place for achievement of a 1.5°C outcome, this will be reflected in the Group's planning range.

Capital allocation

The Group includes a 1.5°C scenario sensitivity in capital allocation processes, which compares the demand outlook for the Group's products in the planning range to that of a rapidly decarbonising global economy, should that eventuate.

Consideration of the Group's 1.5°C scenario in the capital allocation process is intended to test resilience of the Group's portfolio and mitigate the risk of stranded assets, and associated impairments, should global measures to achieve a 1.5°C outcome be adopted.

Demand for the Group's commodities

The Group acknowledges that there are a range of possible energy transition scenarios, including those that are aligned with the aims of the Paris Agreement, that may indicate different outcomes for individual commodities. The Group examines the resilience of its portfolio to a 1.5°C scenario (the Group's 1.5°C scenario) by considering the impact of the commodity and carbon prices under that scenario using the Group's latest operating plans.

There are inherent limitations with scenario analysis and it is difficult to predict which, if any, of the range of scenarios the Group utilises might eventuate and none of the scenarios considered constitutes a definitive outcome for the Group. The Group's 1.5°C scenario has a distinct impact on each of its commodities with current trends impacting the degree of likelihood of future outcomes aligning with different elements of the scenario. However, based on current trends, it is considered unlikely that the Group's 1.5°C scenario would occur.

As the electrification megatrend is well underway, there is a higher likelihood of a positive impact to demand reflected in the Group's 1.5°C scenario eventuating for commodities which stand to benefit from this megatrend, including copper, nickel and uranium.

The Group's 1.5°C pathway for potash is driven by increasing competition for land and the need for agricultural productivity.

The long-term commodity prices for potash, copper, nickel and uranium under the Group's 1.5°C scenario are favourable to or materially consistent with the price outlooks from the base case of the Group's planning range. Price-only sensitivities using the prices derived from the Group's 1.5°C scenario do not indicate an illustrative impairment for those commodities.

However, the global steelmaking sector, like many hard-to-abate sectors, is not currently seeing the investment, policy settings or technological progress needed to align with the trajectory in the Group's 1.5°C scenario. The Group's 1.5°C scenario assumes an aggressive decarbonisation pathway for the steelmaking sector as a result of increased scrap collection, progression or acceleration of currently challenging, evolving or early-stage decarbonisation technologies and top-down government policies. The current signposts do not indicate progress in line with this trajectory.

While GHG emissions intensity of steel production reduces significantly in the Group's 1.5°C scenario, underlying demand for steel (including the proportion from ore-based steel production) remains strong. As such, the price derived from the Group's 1.5°C scenario for iron ore remains materially aligned with the Group's base case assumptions and does not indicate an illustrative impairment.

The assumptions within the Group's 1.5°C scenario result in a greater relative impact to steelmaking coal prices, compared to the base case assumptions. Under the Group's base case assumptions within the planning range, headroom in excess of US$6 billion exists between the carrying value of the Group's steelmaking coal assets and their estimated valuation. In a price-only sensitivity, using the prices derived from the Group's 1.5°C scenario, while current headroom would reduce, no illustrative impairment of the Group's steelmaking coal assets is indicated.

In addition, to provide further analysis of the risk of potential impairment in a 1.5°C scenario, the Group has also performed a price-only sensitivity for steelmaking coal assets under a 1.5°C scenario published by Wood Mackenzie, a research and consultancy business for the global energy, power and renewables, subsurface, chemicals and metals and mining industries. This further analysis acknowledges the wide range of potential energy transition impacts for steelmaking coal.

Under the Wood Mackenzie 1.5°C scenario, reflecting the prices outlined below, a price-only sensitivity would also reduce the current headroom on the Group's steelmaking coal assets, but does not indicate an illustrative impairment.

Price source	CY2030 Price (real, US$/tonne)	CY2050 Price (real, US$/tonne)
Wood Mackenzie Net Zero (1.5°C) Scenario (June 2024)	180	143

The Group considers that it is currently impracticable to fully assess all potential Financial Statement impacts in scenario analysis. Accordingly, these price-only sensitivities reflect different prices while assuming that all other factors in the asset valuations, such as production and sales volumes, capital and operating expenditures, carbon pricing and the discount rate, remain unchanged from those used in the Group's FY2024 impairment assessments. As such, the sensitivities do not attempt to assess all potential impacts, including those on asset valuations, that may arise under a 1.5°C scenario and do not consider any actions the Group would take in respect of operating and investment plans to mitigate the cash flow and valuation impacts that may arise in a 1.5°C scenario.

166 BHP Annual Report 2024

1 Consolidated Financial Statements continued

Capital structure

17 Share capital

	BHP Group Limited			BHP Group Plc
	2024 shares	2023 shares	2022 shares	2022 shares
Share capital issued				
Opening number of shares	5,065,820,556	5,062,323,190	2,945,851,394	2,112,071,796
Issue of shares	5,710,261	3,497,366	4,400,000	–
Corporate structure unification[1]	–	–	2,112,071,796	(2,112,071,796)
Purchase of shares by ESOP Trusts	(5,687,667)	(6,442,571)	(8,704,669)	(63,567)
Employee share awards exercised following vesting	5,841,767	6,081,843	8,522,684	77,748
Movement in treasury shares under Employee Share Plans	(154,100)	360,728	181,985	(14,181)
Closing number of shares	5,071,530,817	5,065,820,556	5,062,323,190	–
Comprising:				
Shares held by the public	5,070,273,143	5,064,408,782	5,061,272,144	–
Treasury shares	1,257,674	1,411,774	1,051,046	–

1. As a result of the corporate structure unification on 31 January 2022, 2,112,071,796 fully paid ordinary shares in BHP Group Limited were issued to BHP Group Plc shareholders in a one for one exchange of their BHP Group Plc ordinary shares, resulting in BHP Group Limited becoming the sole parent company of the Group with a single set of shareholders.

In August 2023, BHP Group Limited issued 2,919,231 fully paid ordinary shares to the BHP Group Limited Employee Equity Trust and Solium Capital (Australia) Pty Ltd at A$43.52 per share (2023: 3,497,366 fully paid ordinary shares issued at A$40.51 per share; 2022: 4,400,000 fully paid ordinary shares issued at A$52.99 per share) and in March 2024, BHP Group Limited issued 2,791,030 fully paid ordinary shares to the BHP Group Limited Employee Equity Trust and Computershare Nominees CI Ltd at A$43.79 per share to satisfy the vesting of employee share awards and related dividend equivalent entitlements under those employee share plans.

Share capital of BHP Group Limited at 30 June 2024 is composed of the following categories of shares:

Ordinary shares fully paid	Treasury shares
Each fully paid ordinary share of BHP Group Limited carries the right to one vote at a meeting of the Company.	Treasury shares are fully paid ordinary shares of BHP Group Limited that are held by the ESOP Trusts for the purpose of issuing shares to employees under the Group's Employee Share Plans. Treasury shares are recognised at cost and deducted from equity, net of any income tax effects. When the treasury shares are subsequently sold or reissued, any consideration received, net of any directly attributable costs and income tax effects, is recognised as an increase in equity. Any difference between the carrying amount and the consideration, if reissued, is recognised in retained earnings.

18 Other equity

	2024 US$M	2023 US$M	2022 US$M	Recognition and measurement
Common control reserve	(1,603)	(1,603)	(1,603)	The common control reserve arose on unification of the Group's corporate structure and represents the residual on consolidation between BHP Group Ltd's investment in BHP Group Plc (now known as BHP Group (UK) Ltd) and BHP Group Plc's share capital, share premium and capital redemption reserve at the time of unification.
Employee share awards reserve	166	171	174	The employee share awards reserve represents the accrued employee entitlements to share awards that have been charged to the income statement and have not yet been exercised. Once exercised, the difference between the accumulated fair value of the awards and their historical on-market purchase price is recognised in retained earnings.
Cash flow hedge reserve	27	10	41	The cash flow hedge reserve represents hedging gains and losses recognised on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognised in the income statement when the hedged transaction impacts the income statement, or is recognised as an adjustment to the cost of non-financial hedged items. The hedging reserve records the portion of the gain or loss on a hedging instrument in a cash flow hedge that is determined to be an effective hedge relationship.
Cost of hedging reserve	(7)	(1)	(19)	The cost of hedging reserve represents the recognition of certain costs of hedging for example, basis adjustments, which have been excluded from the hedging relationship and deferred in other comprehensive income until the hedged transaction impacts the income statement.
Foreign currency translation reserve	(14)	(14)	(14)	The foreign currency translation reserve represents exchange differences arising from the translation of non-US dollar functional currency operations within the Group into US dollars.
Equity investments reserve	(21)	9	(8)	The equity investment reserve represents the revaluation of investments in shares recognised through other comprehensive income. Where a revalued financial asset is sold, the relevant portion of the reserve is transferred to retained earnings.
Non-controlling interest contribution reserve	1,437	1,441	1,441	The non-controlling interest contribution reserve represents the excess of consideration received over the book value of net assets attributable to equity instruments when acquired by non-controlling interests.
Total reserves	(15)	13	12

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 167

Summarised financial information relating to each of the Group's subsidiaries with non-controlling interests (NCI) that are significant to the Group is shown below:

US$M	2024 Minera Escondida Limitada	2024 Other individually immaterial subsidiaries	2024 Total	2023 Minera Escondida Limitada	2023 Other individually immaterial subsidiaries	2023 Total
Group share (per cent)	57.5			57.5		
Current assets	3,683			3,144		
Non-current assets	12,639			12,160		
Current liabilities	(2,484)			(1,598)		
Non-current liabilities	(4,989)			(5,413)		
Net assets	8,849			8,293		
Net assets attributable to NCI	3,761	548	4,309	3,525	509	4,034
Revenue	10,013			8,847		
Profit after taxation	2,894			2,365		
Other comprehensive income	13			(8)		
Total comprehensive income	2,907			2,357		
Profit after taxation attributable to NCI	1,230	474	1,704	1,005	398	1,403
Other comprehensive income attributable to NCI	6	(2)	4	(3)	–	(3)
Net operating cash flow	4,180			3,168		
Net investing cash flow	(1,806)			(1,351)		
Net financing cash flow	(2,415)			(1,620)		
Dividends paid to NCI	993	431	1,424	712	463	1,175

While the Group controls Minera Escondida Limitada, the non-controlling interests hold certain protective rights that restrict the Group's ability to sell assets held by Minera Escondida Limitada, or use the assets in other subsidiaries and operations owned by the Group. Minera Escondida Limitada is also restricted from paying dividends without the approval of the non-controlling interests.

19 Dividends

	Year ended 30 June 2024 Per share US cents	Year ended 30 June 2024 Total US$M	Year ended 30 June 2023 Per share US cents	Year ended 30 June 2023 Total US$M	Year ended 30 June 2022 Per share US cents	Year ended 30 June 2022 Total US$M
Dividends paid during the period						
Prior year final dividend	80	4,065	175	8,858	200	10,119
Interim dividend	72	3,647	90	4,562	150	7,601
	152	7,712	265	13,420	350	17,720

Dividends paid during the period differs from the amount of dividends paid in the Consolidated Cash Flow Statement as a result of foreign exchange gains and losses relating to the timing of equity distributions between the record date and the payment date. Additional derivative settlements of US$44 million were made as part of the funding of the dividend paid during the period and is disclosed in Proceeds/(settlements) of cash management related instruments in the Consolidated Cash Flow Statement.

Each American Depositary Share (ADS) represents two ordinary shares of BHP Group Limited. Dividends determined on each ADS represent twice the dividend determined on each BHP Group Limited ordinary share.

Dividends are determined after period-end and announced with the results for the period. Interim dividends are determined in February and paid in March. Final dividends are determined in August and paid in September or October. Dividends determined are not recorded as a liability at the end of the period to which they relate. Subsequent to year-end, on 27 August 2024, BHP Group Limited determined a final dividend of 74 US cents per share (US$3,752 million), which will be paid on 3 October 2024 (30 June 2023: final dividend of 80 US cents per share – US$4,052 million; 30 June 2022: final dividend of 175 US cents per share – US$8,857 million).

BHP Group Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

	2024 US$M	2023 US$M	2022 US$M
Franking credits as at 30 June	9,165	7,953	7,007
Franking credits arising on the future payment/(refund) of taxes relating to the period	83	(261)	2,043
Total franking credits available[1]	9,248	7,692	9,050

1. The payment of the final 2024 dividend determined after 30 June 2024 will reduce the franking account balance by US$1,608 million.

168 BHP Annual Report 2024 1 Consolidated Financial Statements continued 20 Provisions for dividends and other liabilities The disclosure below excludes closure and rehabilitation provisions (refer to note 15 ‘Closure and rehabilitation provisions’), employee benefits, restructuring and post-retirement employee benefits provisions (refer to note 27 ‘Employee benefits, restructuring and post-retirement employee benefits provisions’) and provision related to the Samarco dam failure (refer to note 4 ‘Significant events – Samarco dam failure’). 2024 2023 US$M US$M At the beginning of the financial year 769 674 Acquisition of subsidiaries and operations1 – 61 Dividends determined 7,712 13,420 Charge/(credit) for the year: Underlying 180 156 Discounting 2 2 Exchange variations (42) (161) Released during the year (120) (62) Utilisation (92) (35) Dividends paid (7,675) (13,268) Transfers and other movements (24) (18) At the end of the financial year 710 769 Comprising: Current 220 384 Non-current 490 385 1. Relates to the acquisition of OZL on 2 May 2023. Refer to note 29 ‘Business combinations’ for more information.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 169

Financial management

21 Net debt

The Group seeks to maintain a strong balance sheet and deploys its capital with reference to the Capital Allocation Framework.

The Group monitors capital using the net debt balance and the gearing ratio, being the ratio of net debt to net debt plus net assets.

The net debt definition includes the fair value of derivative financial instruments used to hedge cash and borrowings which reflects the Group's risk management strategy of reducing the volatility of net debt caused by fluctuations in foreign exchange and interest rates.

Under IFRS 16/AASB16 'Leases', certain vessel lease contracts are required to be remeasured at each reporting date to the prevailing freight index. While these liabilities are included in the Group interest bearing liabilities, they are excluded from the net debt calculation as they do not align with how the Group assesses net debt for decision making in relation to the Capital Allocation Framework. In addition, the freight index has historically been volatile which creates significant short-term fluctuation in these liabilities.

	2024		2023	
US$M	Current	Non-current	Current	Non-current
Interest bearing liabilities				
Bank loans	540	2,070	5,310	2,192
Notes and debentures	848	14,084	1,337	10,482
Lease liabilities	686	2,430	521	2,498
Bank overdraft and short-term borrowings	3	–	5	–
Other	7	50	–	–
Total interest bearing liabilities	2,084	18,634	7,173	15,172
Less: Lease liability associated with index-linked freight contracts	267	244	114	173
Less: Cash and cash equivalents				
Cash	8,150	–	7,206	–
Short-term deposits	4,351	–	5,222	–
Less: Total cash and cash equivalents	12,501	–	12,428	–
Less: Derivatives included in net debt				
Net debt management related instruments[1]	(171)	(1,224)	(113)	(1,459)
Net cash management related instruments[2]	(19)	–	36	–
Less: Total derivatives included in net debt	(190)	(1,224)	(77)	(1,459)
Net debt		9,120		11,166
Net assets		49,120		48,530
Gearing		15.7%		18.7%

1. Represents the net cross currency and interest rate swaps designated as effective hedging instruments included within current and non-current other financial assets and liabilities.
2. Represents the net forward exchange contracts included within current and non-current other financial assets and liabilities.

Cash and short-term deposits are disclosed in the cash flow statement net of bank overdrafts and interest bearing liabilities at call.

	2024 US$M	2023 US$M	2022 US$M
Total cash and cash equivalents	12,501	12,428	17,236
Bank overdrafts and short-term borrowings	(3)	(5)	–
Total cash and cash equivalents, net of overdrafts	12,498	12,423	17,236

Cash and cash equivalents includes US$112 million (2023: US$95 million) restricted by legal or contractual arrangements.

Recognition and measurement

Cash and short-term deposits in the balance sheet comprise cash at bank and on hand and highly liquid cash deposits with short-term maturities that are readily convertible to known amounts of cash with insignificant risk of change in value. The Group considers that the carrying value of cash and cash equivalents approximate fair value due to their short-term to maturity. Refer to note 22 'Leases' and note 24 'Financial risk management' for the recognition and measurement principles for lease liabilities and other financial liabilities.

Interest bearing liabilities and cash and cash equivalents include balances denominated in the following currencies:

	Interest bearing liabilities		Cash and cash equivalents	
	2024 US$M	2023 US$M	2024 US$M	2023 US$M
USD	15,203	16,289	4,445	5,925
EUR	2,440	3,050	5	544
GBP	1,613	1,587	711	674
AUD	1,265	1,233	3,840	1,797
CAD	5	7	3,259	3,362
Other	192	179	241	126
Total	20,718	22,345	12,501	12,428

The Group enters into derivative transactions to convert the majority of its exposures above into US dollars. Further information on the Group's risk management activities relating to these balances is provided in note 24 'Financial risk management'.

170 BHP Annual Report 2024

1 Consolidated Financial Statements continued

21 Net debt continued

Liquidity risk

The Group's liquidity risk arises from the possibility that it may not be able to settle or meet its obligations as they fall due and is managed as part of the portfolio risk management strategy. Operational, capital and regulatory requirements are considered in the management of liquidity risk, in conjunction with short-term and long-term forecast information.

Recognising the cyclical volatility of operating cash flows, the Group has defined minimum target cash and liquidity buffers to be maintained to mitigate liquidity risk and support operations through the cycle.

The Group's strong credit profile, diversified funding sources, its minimum cash buffer and its committed credit facilities ensure that sufficient liquid funds are maintained to meet its daily cash requirements.

The Group's Moody's credit rating has remained at A1/P-1 outlook stable (long-term/short-term). The Group's S&P Global's rating has remained at A-/A-1 outlook stable (long-term/short-term).

There were no defaults on the Group's liabilities during the period.

Counterparty risk

The Group is exposed to credit risk from its financing activities, including short-term cash investments such as deposits with banks and derivative contracts. This risk is managed by Group Treasury in line with the counterparty risk framework, which aims to minimise the exposure to a counterparty and mitigate the risk of financial loss through counterparty failure.

Exposure to counterparties is monitored at a Group level across all products and includes exposure with derivatives and cash investments.

Investments and derivatives are only transacted with approved counterparties who have been assigned specific limits based on a quantitative credit risk model. These limits are updated at least bi-annually. Additionally, derivatives are subject to tenor limits and investments are subject to concentration limits by rating.

Derivative fair values are inclusive of valuation adjustments that take into account both the counterparty and the Group's risk of default.

Standby arrangements and unused credit facilities

The Group's committed revolving credit facility operates as a back-stop to the Group's uncommitted commercial paper program. The combined amount drawn under the facility or as commercial paper will not exceed US$5.5 billion. As at 30 June 2024, US$ nil commercial paper was drawn (2023: US$ nil). The facility is due to mature on 10 October 2026. A commitment fee is payable on the undrawn balance and interest is payable on any drawn balance comprising a reference rate plus a margin. The agreed margins are typical for a credit facility extended to a company with the Group's credit rating.

Maturity profile of financial liabilities

The maturity profile of the Group's financial liabilities based on the undiscounted contractual amounts, taking into account the derivatives related to debt, is as follows:

2024 US$M	**Bank loans, debentures and other loans**	**Expected future interest payments**	**Derivatives related to debentures**	**Other financial liabilities**	**Obligations under lease liabilities**	**Trade and other payables[1]**	**Total**
Due for payment:							
In one year or less or on demand	1,402	884	485	333	836	6,618	10,558
In more than one year but not more than two years	1,362	827	171	67	591	15	3,033
In more than two years but not more than five years	4,960	1,923	377	233	1,012	27	8,532
In more than five years	10,999	4,784	1,131	163	1,761	3	18,841
Total	18,723	8,418	2,164	796	4,200	6,663	40,964
Carrying amount	17,602	–	1,513	758	3,116	6,663	29,652

2023 US$M	Bank loans, debentures and other loans	Expected future interest payments	Derivatives related to debentures	Other financial liabilities	Obligations under lease liabilities	Trade and other payables[1]	Total
Due for payment:							
In one year or less or on demand	6,659	757	536	257	658	6,175	15,042
In more than one year but not more than two years	1,399	595	388	126	538	4	3,050
In more than two years but not more than five years	4,058	1,410	399	267	1,031	–	7,165
In more than five years	8,093	3,693	1,020	211	1,846	–	14,863
Total	20,209	6,455	2,343	861	4,073	6,179	40,120
Carrying amount	19,326	–	1,755	804	3,019	6,179	31,083

1. Excludes input taxes of US$101 million (2023: US$121 million) included in other payables.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 171

22 Leases

Movements in the Group's lease liabilities during the year are as follows:

	2024 US$M	2023 US$M
At the beginning of the financial year	3,019	2,576
Additions	593	542
Acquisition of subsidiaries and operations[1]	–	423
Remeasurements of index-linked freight contracts	230	53
Lease payments	(837)	(706)
Foreign exchange movement	(16)	12
Amortisation of discounting	181	130
Divestment of subsidiaries and operations[2]	(60)	–
Transfers and other movements	6	(11)
At the end of the financial year	3,116	3,019
Comprising:		
Current liabilities	686	521
Non-current liabilities	2,430	2,498

1. Relates to the acquisition of OZL on 2 May 2023. Refer to note 29 'Business combinations' for more information.
2. Relates to the divestment of the Blackwater and Daunia mines completed on 2 April 2024. Refer to note 3 'Exceptional items' for more information.

A significant proportion by value of the Group's lease contracts relate to plant facilities, office buildings and vessels. Lease terms for plant facilities and office buildings typically run for over 10 years and vessels from four to 10 years. Other leases include port facilities, various equipment and vehicles. The lease contracts contain a wide range of different terms and conditions including extension and termination options and variable lease payments.

The Group's lease obligations are included in the Group's Interest bearing liabilities and, with the exception of vessel lease contracts that are priced with reference to a freight index, form part of the Group's net debt.

The maturity profile of lease liabilities based on the undiscounted contractual amounts is as follows:

Lease liability	2024 US$M	2023 US$M
Due for payment:		
In one year or less or on demand	836	658
In more than one year but not more than two years	591	538
In more than two years but not more than five years	1,012	1,031
In more than five years[1]	1,761	1,846
Total	4,200	4,073
Carrying amount	3,116	3,019

1. Includes US$738 million (2023: US$808 million) due for payment in more than ten years.

At 30 June 2024, commitments for leases not yet commenced based on undiscounted contractual amounts were US$1,170 million (2023: US$1,271 million).

Movements in the Group's right-of-use assets during the year are as follows:

	2024			2023		
	Land and buildings US$M	Plant and equipment US$M	Total US$M	Land and buildings US$M	Plant and equipment US$M	Total US$M
Net book value						
At the beginning of the financial year	573	2,236	2,809	452	1,909	2,361
Additions	26	567	593	192	350	542
Acquisition of subsidiaries and operations	–	–	–	–	423	423
Remeasurements of index-linked freight contracts	–	230	230	–	53	53
Depreciation expensed during the period	(79)	(638)	(717)	(71)	(462)	(533)
Impairments for the year	–	(140)	(140)	–	–	–
Divestment of subsidiaries and operations[1]	(30)	(40)	(70)	–	–	–
Transfers and other movements	–	3	3	–	(37)	(37)
At the end of the financial year	490	2,218	2,708	573	2,236	2,809
– Cost	742	4,479	5,221	758	4,088	4,846
– Accumulated depreciation and impairments	(252)	(2,261)	(2,513)	(185)	(1,852)	(2,037)

1. Relates to the divestment of the Blackwater and Daunia mines completed on 2 April 2024. Refer to note 3 'Exceptional items' for more information.

172 BHP Annual Report 2024

1 Consolidated Financial Statements continued

22 Leases continued

Right-of-use assets are included within the underlying asset classes in Property, plant and equipment. Refer to note 11 'Property, plant and equipment'.

Amounts recorded in the income statement and the cash flow statement for the year were:

	2024 US$M	2023 US$M	2022 US$M	Included within
Income statement				
Depreciation of right-of-use assets	717	533	964	Profit from operations
Short-term, low-value and variable lease costs[1]	916	795	847	Profit from operations
Interest on lease liabilities	181	130	119	Financial expenses
Cash flow statement				
Principal lease payments	656	576	1,130	Cash flows from financing activities
Lease interest payments	181	130	119	Cash flows from operating activities

1. Relates to US$792 million of variable lease costs (2023: US$714 million; 2022: US$585 million), US$96 million of short-term lease costs (2023: US$47 million; 2022: US$222 million) and US$28 million of low-value lease costs (2023: US$34 million; 2022: US$40 million). Variable lease costs include contracts for hire of mining service equipment, drill rigs and transportation services. These contracts contain variable lease payments based on usage and asset performance.

Recognition and measurement

All leases with the exception of short-term (under 12 months) and low-value leases are recognised on the balance sheet, as a right-of-use asset and a corresponding interest bearing liability. Lease liabilities are initially measured at the present value of the future lease payments from the lease commencement date and are subsequently adjusted to reflect the interest on lease liabilities, lease payments and any remeasurements due to, for example, lease modifications or a change to future lease payments linked to an index or rate. Lease payments are discounted using the interest rate implicit in the lease or, where the rate is not readily determinable, the interest payments are discounted at the Group's weighted average incremental borrowing rate, adjusted to reflect factors specific to the lease, including where relevant the currency, tenor and location of the lease.

In addition to containing a lease, the Group's contractual arrangements may include non-lease components. For example, certain mining services arrangements involve the provision of additional services, including maintenance, drilling activities and the supply of personnel. The Group has elected to separate these non-lease components from the lease components in measuring lease liabilities. Non-lease components are accounted for in accordance with the accounting policies applied to each underlying good or service received.

Low-value and short-term leases are expensed to the income statement. Variable lease payments not dependent on an index or rate are excluded from lease liabilities, and expensed to the income statement.

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost will initially correspond to the lease liability, adjusted for initial direct costs, lease payments made prior to lease commencement, capitalised provisions for closure and rehabilitation and any lease incentives received.

The lease asset and liability associated with all index-linked freight contracts, including continuous voyage charters (CVCs), are measured at each reporting date based on the prevailing freight index (generally the Baltic C5 index).

Where the Group is the operator of an unincorporated joint operation and all investors are parties to a lease, the Group recognises its proportionate share of the lease liability and associated right-of-use asset. In the event the Group is the sole signatory to a lease, and therefore has the sole legal obligation to make lease payments, the lease liability is recognised in full. Where the associated right-of-use asset is sub-leased (under a finance sub-lease) to a joint operation, for instance where it is dedicated to a single operation and the joint operation has the right to direct the use of the asset, the Group (as lessor) recognises its proportionate share of the right-of-use asset and a net investment in the lease, representing amounts to be recovered from the other parties to the joint operation. If the Group is not party to the head lease contract but sub-leases the associated right-of-use asset (as lessee), it recognises its proportionate share of the right-of-use asset and a lease liability which is payable to the operator.

Key judgements and estimates

Judgements: Certain contractual arrangements not in the form of a lease require the Group to apply significant judgement in evaluating whether the Group controls the right to direct the use of assets and therefore whether the contract contains a lease. Management considers all facts and circumstances in determining whether the Group or the supplier has the rights to direct how, and for what purpose, the underlying assets are used in certain mining contracts and other arrangements, including outsourcing and shipping arrangements. Judgement is used to assess which decision-making rights mostly affect the benefits of use of the assets for each arrangement.

Where a contract includes the provision of non-lease services, judgement is required to identify the lease and non-lease components.

Estimates: Where the Group cannot readily determine the interest rate implicit in the lease, estimation is involved in the determination of the weighted average incremental borrowing rate to measure lease liabilities. The incremental borrowing rate reflects the rates of interest a lessee would have to pay to borrow over a similar term, with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment. Under the Group's portfolio approach to debt management, the Group does not specifically borrow for asset purchases. Therefore, the incremental borrowing rate is estimated referencing the Group's corporate borrowing portfolio and other similar rated entities, adjusted to reflect the terms and conditions of the lease (including the impact of currency, credit rating of subsidiary entering into the lease and the term of the lease), at the inception of the lease arrangement or the time of lease modification.

The Group estimates stand-alone prices, where such prices are not readily observable, in order to allocate the contractual payments between lease and non-lease components.

Contents | Overview | Operating and Financial Review | Governance | Financial Statements | Additional Information | 173

23 Net finance costs

	2024 US$M	2023 US$M	2022 US$M
Financial expenses			
Interest expense using the effective interest rate method:			
Interest on bank loans, overdrafts and all other borrowings	**1,467**	997	491
Interest capitalised at 6.82% (2023: 5.71%; 2022: 2.90%)[1]	**(530)**	(271)	(113)
Interest on lease liabilities	**181**	130	119
Discounting on provisions and other liabilities	**1,064**	1,293	645
Other gains and losses:			
Fair value change on hedged loans	**(214)**	(803)	(1,286)
Fair value change on hedging derivatives	**188**	691	1,277
Exchange variations on net debt	**27**	9	(99)
Other	**15**	14	16
Total financial expenses	**2,198**	2,060	1,050
Financial income			
Interest income	**(709)**	(529)	(81)
Net finance costs	**1,489**	1,531	969

1. Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. Tax relief for capitalised interest is approximately US$159 million (2023: US$81 million; 2022: US$34 million).

Recognition and measurement

Interest income is accrued using the effective interest rate method. Finance costs are expensed as incurred, except where they relate to the financing of construction or development of qualifying assets.

24 Financial risk management

24.1 Financial risks

Financial and capital risk management strategy

The financial risks arising from the Group's operations comprise market, liquidity and credit risk. These risks arise in the normal course of business and the Group manages its exposure to them in accordance with the Group's portfolio risk management strategy. The objective of the strategy is to support the delivery of the Group's financial targets, while protecting its future financial security and flexibility by taking advantage of the natural diversification provided by the scale, diversity and flexibility of the Group's operations and activities.

As part of the risk management strategy, the Group monitors target gearing levels and credit rating metrics under a range of different stress test scenarios incorporating operational and macroeconomic factors.

Market risk management

The Group's activities expose it to market risks associated with movements in interest rates, foreign currencies and commodity prices. Under the strategy outlined above, the Group seeks to achieve financing costs, currency impacts, input costs and commodity prices on a floating or index basis.

In executing the strategy, financial instruments are potentially employed in three distinct but related activities. The following table summarises these activities and the key risk management processes:

Activity	Key risk management processes
1 Risk mitigation	
On an exception basis, hedging for the purposes of mitigating risk related to specific and significant expenditure on investments or capital projects will be executed if necessary to support the Group's strategic objectives.	Execution of transactions within approved mandates.
2 Economic hedging of commodity sales, operating costs, short-term cash deposits, other monetary items and debt instruments	
Where Group commodity production is sold to customers on pricing terms that deviate from the relevant index target and where a relevant derivatives market exists, financial instruments may be executed as an economic hedge to align the revenue price exposure with the index target and US dollars.	Measuring and reporting the exposure in customer commodity contracts and issued debt instruments.
Where debt is issued in a currency other than the US dollar and/or at a fixed interest rate, fair value and cash flow hedges may be executed to align the debt exposure with the Group's functional currency of US dollars and/or to swap to a floating interest rate.	Executing hedging derivatives to align the total group exposure to the index target.
Where short-term cash deposits and other monetary items are denominated in a currency other than US dollars, derivative financial instruments may be executed to align the foreign exchange exposure to the Group's functional currency of US dollars.	Execution of transactions within approved mandates.
3 Strategic financial transactions	
Opportunistic transactions may be executed with financial instruments to capture value from perceived market over/under valuations.	Execution of transactions within approved mandates.

Primary responsibility for the identification and control of financial risks, including authorising and monitoring the use of financial instruments for the above activities and stipulating policy thereon, rests with the Financial Risk Management Committee under authority delegated by the Chief Executive Officer.

174 BHP Annual Report 2024

1 Consolidated Financial Statements continued

24 Financial risk management continued

Interest rate risk

The Group is exposed to interest rate risk on its outstanding borrowings and short-term cash deposits from the possibility that changes in interest rates will affect future cash flows or the fair value of fixed interest rate financial instruments. Interest rate risk is managed as part of the portfolio risk management strategy.

The majority of the Group's debt is issued at fixed interest rates. The Group has entered into interest rate swaps and cross currency interest rate swaps to convert most of its fixed interest rate exposure to floating US dollar interest rate exposure. As at 30 June 2024, 97 per cent of the Group's borrowings were exposed to floating interest rates inclusive of the effect of swaps (2023: 98 per cent).

The fair value of interest rate swaps and cross currency interest rate swaps in hedge relationships used to hedge both interest rate and foreign currency risks are shown in the valuation hierarchy in section 24.4 'Derivatives and hedge accounting'.

Based on the net debt position as at 30 June 2024, taking into account interest rate swaps and cross currency interest rate swaps, it is estimated that a one percentage point increase in the Secured Overnight Financing Rate (SOFR) interest rate will decrease the Group's equity and profit after taxation by US$47 million (2023: decrease of US$58 million). This assumes the change in interest rates is effective from the beginning of the financial year and the fixed/floating mix and balances are constant over the year.

Currency risk

The US dollar is the predominant functional currency within the Group and as a result, currency exposures arise from transactions and balances in currencies other than the US dollar. The Group's potential currency exposures comprise:

– translational exposure in respect of non-functional currency monetary items
– transactional exposure in respect of non-functional currency expenditure and revenues

The Group's foreign currency risk is managed as part of the portfolio risk management strategy.

Translational exposure in respect of non-functional currency monetary items

Monetary items, including financial assets and liabilities, denominated in currencies other than the functional currency of an operation are restated at the end of each reporting period to US dollar equivalents and the associated gain or loss is taken to the income statement. The exception is foreign exchange gains or losses on foreign currency denominated provisions for closure and rehabilitation at operating sites, which are capitalised in property, plant and equipment.

The Group has entered into cross currency interest rate swaps and foreign exchange forwards to convert its significant foreign currency exposures in respect of monetary items into US dollars. Fluctuations in foreign exchange rates are therefore not expected to have a significant impact on equity and profit after tax.

The following table shows the carrying values of financial assets and liabilities at the end of the reporting period denominated in currencies other than the US dollar that are exposed to foreign currency risk:

Net financial (liabilities)/assets – by currency of denomination	2024 US$M	2023 US$M
AUD	(3,850)	(4,168)
CAD	(543)	(312)
CLP	(150)	(74)
GBP	323	353
EUR	239	217
Other	43	355
Total	(3,938)	(3,629)

The principal non-functional currencies to which the Group is exposed are the Australian dollar, the Canadian dollar, the Chilean peso, the Pound sterling and the Euro. Based on the Group's net financial assets and liabilities as at 30 June 2024, a weakening of the US dollar against these currencies (one cent strengthening in Australian dollar, one cent strengthening in Canadian dollar, 10 pesos strengthening in Chilean peso, one penny strengthening in Pound sterling and one cent strengthening in Euro), with all other variables held constant, would decrease the Group's equity and profit after taxation by US$17 million (2023: decrease of US$15 million).

Transactional exposure in respect of non-functional currency expenditure and revenues

Certain operating and capital expenditure is incurred in currencies other than an operation's functional currency. To a lesser extent, certain sales revenue is earned in currencies other than the functional currency of operations and certain exchange control restrictions may require that funds be maintained in currencies other than the functional currency of the operation. These currency risks are managed as part of the portfolio risk management strategy. The Group may enter into forward exchange contracts when required under this strategy.

Commodity price risk

The risk associated with commodity prices is managed as part of the portfolio risk management strategy. Substantially all of the Group's commodity production is sold on market-based index pricing terms, with derivatives used from time to time to achieve a specific outcome.

Financial instruments with commodity price risk comprise forward commodity and other derivative contracts with net liabilities at fair value of US$42 million (2023: net liabilities of US$20 million).

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 175

Provisionally priced commodity sales and purchases contracts

Provisionally priced sales or purchases volumes are those for which price finalisation, referenced to the relevant index, is outstanding at the reporting date. Provisional pricing mechanisms within these sales and purchases arrangements have the character of a commodity derivative. Trade receivables or payables under these contracts are carried at fair value through profit or loss using Level 2 valuation inputs based on forecast selling prices in the quotation period. The Group's exposure at 30 June 2024 to the impact of movements in commodity prices upon provisionally invoiced sales and purchases volumes was predominately around copper.

The Group had 428 thousand tonnes of copper exposure as at 30 June 2024 (2023: 314 thousand tonnes) that was provisionally priced. The final price of these sales and purchases volumes will be determined during the first half of FY2025. A 10 per cent change in the price of copper realised on the provisionally priced sales, with all other factors held constant, would increase or decrease profit after taxation by US$299 million (2023: US$184 million).

The relationship between commodity prices and foreign currencies is complex and movements in foreign exchange rates can impact commodity prices.

Liquidity risk

Refer to note 21 'Net debt' for details on the Group's liquidity risk.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily from customer receivables) and from its financing activities, including deposits with banks and financial institutions, other short-term investments, interest rate and currency derivative contracts and other financial instruments.

Refer to note 8 'Trade and other receivables' and note 21 'Net debt' for details on the Group credit risk.

24.2 Recognition and measurement

All financial assets and liabilities, other than derivatives and trade receivables, are initially recognised at the fair value of consideration paid or received, net of transaction costs as appropriate. Financial assets are initially recognised on their trade date.

Financial assets are subsequently carried at fair value or amortised cost based on:

– the Group's purpose, or business model, for holding the financial asset
– whether the financial asset's contractual terms give rise to cash flows that are solely payments of principal and interest

The resulting Financial Statements classifications of financial assets can be summarised as follows:

Contractual cash flows	Business model	Category
Solely principal and interest	Hold in order to collect contractual cash flows	Amortised cost
Solely principal and interest	Hold in order to collect contractual cash flows and sell	Fair value through other comprehensive income
Solely principal and interest	Hold in order to sell	Fair value through profit or loss
Other	Any of those mentioned above	Fair value through profit or loss

Solely principal and interest refers to the Group receiving returns only for the time value of money and the credit risk of the counterparty for financial assets held. The main exceptions for the Group are provisionally priced receivables and derivatives which are measured at fair value through profit or loss under IFRS 9.

The Group has the intention of collecting payment directly from its customers in most cases, however the Group also participates in receivables financing programs in respect of selected customers. Receivables in these portfolios which are classified as 'hold in order to sell', are provisionally priced receivables and are therefore held at fair value through profit or loss prior to sale to the financial institution.

With the exception of derivative contracts and provisionally priced trade payables which are carried at fair value through profit or loss, the Group's financial liabilities are classified as subsequently measured at amortised cost.

The Group may in addition elect to designate certain financial assets or liabilities at fair value through profit or loss or to apply hedge accounting where they are not mandatorily held at fair value through profit or loss.

Fair value measurement

The carrying amount of financial assets and liabilities measured at fair value is principally calculated based on inputs other than quoted prices that are observable for these financial assets or liabilities, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices). Where no price information is available from a quoted market source, alternative market mechanisms or recent comparable transactions, fair value is estimated based on the Group's views on relevant future prices, net of valuation allowances to accommodate liquidity, modelling and other risks implicit in such estimates.

The inputs used in fair value calculations are determined by the relevant segment or function. The functions support the assets and operate under a defined set of accountabilities authorised by the Executive Leadership Team. Movements in the fair value of financial assets and liabilities may be recognised through the income statement or in other comprehensive income according to the designation of the underlying instrument.

For financial assets and liabilities carried at fair value, the Group uses the following to categorise the inputs to the valuation method used based on the lowest level input that is significant to the fair value measurement as a whole:

IFRS 13 Fair value hierarchy	Level 1	Level 2	Level 3
Valuation inputs	Based on quoted prices (unadjusted) in active markets for identical financial assets and liabilities.	Based on inputs other than quoted prices included within Level 1 that are observable for the financial asset or liability, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices).	Based on inputs not observable in the market using appropriate valuation models, including discounted cash flow modelling.

176 **BHP** Annual Report 2024

1 Consolidated Financial Statements continued

24 Financial risk management continued

24.3 Financial assets and liabilities

The financial assets and liabilities are presented by class in the table below at their carrying amounts.

	IFRS 13 Fair value hierarchy Level[1]	IFRS 9 Classification	2024 US$M	2023 US$M
Current cross currency and interest rate swaps[2]	2	Fair value through profit or loss	5	34
Current other derivative contracts[3]	2,3	Fair value through profit or loss	118	407
Current other financial assets[4]		Amortised cost	234	–
Current other investments[5]	1,2	Fair value through profit or loss	24	29
Non-current cross currency and interest rate swaps[2]	2	Fair value through profit or loss	113	149
Non-current other derivative contracts[3]	2,3	Fair value through profit or loss	103	228
Non-current other financial assets[6]	3	Fair value through profit or loss	195	246
Non-current other financial assets[4,7]		Amortised cost	398	–
Non-current investment in shares	1,3	Fair value through other comprehensive income	201	224
Non-current other investments[5]	1,2	Fair value through profit or loss	219	268
Total other financial assets			1,610	1,585
Cash and cash equivalents		Amortised cost	12,501	12,428
Trade and other receivables[8]		Amortised cost	1,597	1,506
Provisionally priced trade receivables	2	Fair value through profit or loss	3,250	2,705
Total financial assets			18,958	18,224
Non-financial assets			83,404	83,072
Total assets			102,362	101,296
Current cross currency and interest rate swaps[2]	2	Fair value through profit or loss	176	147
Current other derivative contracts	2	Fair value through profit or loss	241	176
Current other financial liabilities[9]		Amortised cost	95	79
Non-current cross currency and interest rate swaps[2]	2	Fair value through profit or loss	1,337	1,608
Non-current other derivative contracts[3]	2,3	Fair value through profit or loss	54	82
Non-current other financial liabilities[9]		Amortised cost	368	467
Total other financial liabilities			2,271	2,559
Trade and other payables[10]		Amortised cost	6,049	5,338
Provisionally priced trade payables	2	Fair value through profit or loss	614	841
Bank overdrafts and short-term borrowings[11]		Amortised cost	3	5
Bank loans[11]		Amortised cost	2,610	7,502
Notes and debentures[11]		Amortised cost	14,932	11,819
Lease liabilities[12]			3,116	3,019
Other[11]		Amortised cost	57	–
Total financial liabilities			29,652	31,083
Non-financial liabilities			23,590	21,683
Total liabilities			53,242	52,766

1. All of the Group's financial assets and financial liabilities recognised at fair value were valued using market observable inputs categorised as Level 2 unless specified otherwise in the following footnotes.
2. Cross currency and interest rate swaps are valued using market data including interest rate curves and foreign exchange rates. A discounted cash flow approach is used to derive the fair value of cross currency and interest rate swaps at the reporting date.
3. Includes net other derivative assets of US$92 million related to power purchase contract agreements that are categorised as Level 3 (2023: US$46 million).
4. Includes deferred consideration of US$495 million in relation to the divestment of the Blackwater and Daunia mines.
5. Includes investments held by BHP Foundation which are restricted and not available for general use by the Group of US$243 million (2023: US$290 million) of which other investments (mainly US Treasury Notes) of US$134 million categorised as Level 1 (2023: US$138 million).
6. Includes receivables contingent on future realised coal price of US$195 million (2023: US$246 million receivables contingent on outcome of future events relating to mining and regulatory approvals).
7. Includes Senior notes of US$137 million relating to Samarco with a maturity date of 30 June 2031 (refer to note 4 'Significant events – Samarco dam failure' for further information).
8. Excludes input taxes of US$492 million (2023: US$531 million) included in other receivables.
9. Includes the discounted settlement liability in relation to the cancellation of power contracts at the Group's Escondida operations.
10. Excludes input taxes of US$101 million (2023: US$121 million) included in other payables.
11. All interest bearing liabilities, excluding lease liabilities, are unsecured.
12. Lease liabilities are measured in accordance with IFRS 16/AASB 16 'Leases'.

The carrying amounts in the table above generally approximate to fair value. In the case of US$532 million (2023: US$534 million) of fixed rate debt not swapped to floating rate, the fair value at 30 June 2024 was US$538 million (2023: US$538 million). The fair value is determined using a method that can be categorised as Level 2 and uses inputs based on benchmark interest rates, alternative market mechanisms or recent comparable transactions.

For financial instruments that are carried at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the fair value hierarchy by reassessing categorisation at the end of each reporting period. There were no transfers between categories during the period.

Offsetting financial assets and liabilities

The Group enters into money market deposits and derivative transactions under International Swaps and Derivatives Association master netting agreements that do not meet the offsetting criteria in IAS 32/AASB 132 'Financial Instruments: Presentation', but allow for the related amounts to be set-off in certain circumstances. The amounts set out as cross currency and interest rate swaps in the table above represent the derivative financial assets and liabilities of the Group that may be subject to the above arrangements and are presented on a gross basis.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 177

24.4 Derivatives and hedge accounting

The Group uses derivatives to hedge its exposure to certain market risks and may elect to apply hedge accounting.

Hedge accounting

Derivatives are included within financial assets or liabilities at fair value through profit or loss unless they are designated as effective hedging instruments.

Where hedge accounting is applied, at the start of the transaction, the Group documents the type of hedge, the relationship between the hedging instrument and hedged items and its risk management objective and strategy for undertaking various hedge transactions. The documentation also demonstrates that the hedge is expected to be effective.

The Group applies the following types of hedge accounting to its derivatives hedging the interest rate and currency risks of its notes and debentures:

- Fair value hedges – the fair value gain or loss on interest rate and cross currency swaps relating to interest rate risk, together with the change in the fair value of the hedged fixed rate borrowings attributable to interest rate risk are recognised immediately in the income statement. If the hedge no longer meets the criteria for hedge accounting, the fair value adjustment on the note or debenture is amortised to the income statement over the period to maturity using a recalculated effective interest rate.
- Cash flow hedges – changes in the fair value of cross currency interest rate swaps which hedge foreign currency cash flows on the notes and debentures are recognised directly in other comprehensive income and accumulated in the cash flow hedging reserve. To the extent a hedge is ineffective, changes in fair value are recognised immediately in the income statement.

  When a hedging instrument expires, or is sold, terminated or exercised, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is amortised to the income statement over the period to the hedged item's maturity.

When hedged, the Group hedges the full notional value of notes or debentures. However, certain components of the fair value of derivatives are not permitted under IFRS 9 to be included in the hedge accounting above. Certain costs of hedging are permitted to be recognised in other comprehensive income. Any change in the fair value of a derivative that does not qualify for hedge accounting, or is ineffective in hedging the designated risk due to contractual differences between the hedged item and hedging instrument, is recognised immediately in the income statement.

The table below shows the carrying amounts of the Group's notes and debentures by currency and the derivatives which hedge them:

- The carrying amount of the notes and debentures includes foreign exchange remeasurement to period-end rates and fair value adjustments when included in a fair value hedge.
- The breakdown of the hedging derivatives includes remeasurement of foreign currency notional values at period-end rates, fair value movements due to interest rate risk, foreign currency cash flows designated into cash flow hedges, costs of hedging recognised in other comprehensive income, ineffectiveness recognised in the income statement and accruals or prepayments.
- The hedged value of notes and debentures includes their carrying amounts adjusted for the offsetting derivative fair value movements due to foreign currency and interest rate risk remeasurement.

		Fair value of derivatives							
2024 US$M	**Carrying amount of notes and debentures**	**Foreign exchange notional at spot rates**	**Interest rate risk**	**Recognised in cash flow hedging reserve**	**Recognised in cost of hedging reserve**	**Recognised in the income statement[1]**	**Accrued and other cash flows**	**Total**	**Hedged value of notes and debentures[2]**
	A	**B**	**C**	**D**	**E**	**F**	**G**	**B to G**	**A + B + C**
USD	10,928	–	498	–	–	2	(48)	452	11,426
GBP	1,595	521	247	(13)	3	(69)	(16)	673	2,363
EUR	2,409	367	259	(27)	7	(50)	(286)	270	3,035
Total	14,932	888	1,004	(40)	10	(117)	(350)	1,395	16,824

		Fair value of derivatives							
2023 US$M	Carrying amount of notes and debentures	Foreign exchange notional at spot rates	Interest rate risk	Recognised in cash flow hedging reserve	Recognised in cost of hedging reserve	Recognised in the income statement[1]	Accrued and other cash flows	Total	Hedged value of notes and debentures[2]
	A	B	C	D	E	F	G	B to G	A + B + C
USD	7,245	–	214	–	–	32	23	269	7,459
GBP	1,566	522	274	24	(9)	(69)	35	777	2,362
EUR	3,008	434	302	(39)	10	(49)	(132)	526	3,744
Total	11,819	956	790	(15)	1	(86)	(74)	1,572	13,565

1. Predominantly related to ineffectiveness.
2. Includes US$532 million (2023: US$534 million) of fixed rate debt not swapped to floating rate that is not in a hedging relationship.

The weighted average interest rate payable is USD SOFR +1.40 per cent (2023: USD SOFR +1.54 per cent). Refer to note 23 'Net finance costs' for details of net finance costs for the year.

178 BHP Annual Report 2024

1 Consolidated Financial Statements continued

24 Financial risk management continued

Movements in reserves relating to hedge accounting

The following table shows a reconciliation of the components of equity and an analysis of the movements in reserves for all hedges. For a description of these reserves, refer to note 18 'Other equity'.

2024 US$M	Cash flow hedging reserve			Cost of hedging reserve			
	Gross	Tax	Net	Gross	Tax	Net	Total
At the beginning of the financial year	15	(5)	10	(1)	–	(1)	9
Add: Change in fair value of hedging instrument recognised in OCI	(24)	7	(17)	(9)	3	(6)	(23)
Less: Reclassified from reserves to financial expenses – recognised through OCI	49	(15)	34	–	–	–	34
At the end of the financial year	40	(13)	27	(10)	3	(7)	20

2023 US$M	Cash flow hedging reserve			Cost of hedging reserve			
	Gross	Tax	Net	Gross	Tax	Net	Total
At the beginning of the financial year	59	(18)	41	(27)	8	(19)	22
Add: Change in fair value of hedging instrument recognised in OCI	95	(29)	66	–	–	–	66
Less: Reclassified from reserves to financial expenses – recognised through OCI	(174)	53	(121)	26	(8)	18	(103)
Less: Loss/(gain) transferred to balance sheet related items	35	(11)	24	–	–	–	24
At the end of the financial year	15	(5)	10	(1)	–	(1)	9

Changes in interest bearing liabilities and related derivatives resulting from financing activities

The movement in the year in the Group's interest bearing liabilities and related derivatives are as follows:

	Interest bearing liabilities					Derivatives (assets)/ liabilities	
	Bank loans	Notes and debentures	Lease liabilities	Bank overdraft and short-term borrowings	Other	Cross currency and interest rate swaps	Total
2024 US$M							
At the beginning of the financial year	7,502	11,819	3,019	5	–	1,572	
Proceeds from interest bearing liabilities	400	4,691	–	–	–	–	5,091
Settlements of debt related instruments	–	–	–	–	–	(321)	(321)
Repayment of interest bearing liabilities	(5,319)	(1,338)	(656)	–	(14)	–	(7,327)
Change from Net financing cash flows	(4,919)	3,353	(656)	–	(14)	(321)	(2,557)
Other movements:							
Divestment of subsidiaries and operations	–	–	(60)	–	–	–	
Interest rate impacts	–	(214)	–	–	–	188	
Foreign exchange impacts	24	(35)	(16)	–	–	35	
Lease additions	–	–	593	–	–	–	
Remeasurement of index-linked freight contracts	–	–	230	–	–	–	
Other interest bearing liabilities/derivative related changes	3	9	6	(2)	71	(79)	
At the end of the financial year	2,610	14,932	3,116	3	57	1,395	
2023 US$M							
At the beginning of the financial year	2,472	11,363	2,576	–	17	1,688	
Proceeds from interest bearing liabilities	5,450	2,732	–	–	–	–	8,182
Settlements of debt related instruments	–	–	–	–	–	(677)	(677)
Repayment of interest bearing liabilities	(1,087)	(1,610)	(576)	–	(16)	–	(3,289)
Change from Net financing cash flows	4,363	1,122	(576)	–	(16)	(677)	4,216
Other movements:							
Acquisition of subsidiaries and operations	688	–	423	–	–	–	
Interest rate impacts	–	(803)	–	–	–	691	
Foreign exchange impacts	(23)	128	12	–	–	(127)	
Lease additions	–	–	542	–	–	–	
Remeasurement of index-linked freight contracts	–	–	53	–	–	–	
Other interest bearing liabilities/derivative related changes	2	9	(11)	5	(1)	(3)	
At the end of the financial year	7,502	11,819	3,019	5	–	1,572

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 179

Employee matters

25 Key management personnel

Key management personnel compensation comprises:

	2024 US$	2023 US$	2022 US$
Short-term employee benefits	12,687,272	13,599,217	13,979,139
Post-employment benefits	634,005	659,020	634,363
Share-based payments	11,143,944	11,455,666	11,165,439
Total	24,465,221	25,713,903	25,778,941

Key Management Personnel (KMP) includes the roles which have the authority and responsibility for planning, directing and controlling the activities of BHP. These are Non-executive Directors, the CEO, the Chief Financial Officer, the President Australia and the President Americas.

Transactions and outstanding loans/amounts with key management personnel

There were no purchases by key management personnel from the Group during FY2024 (2023: US$ nil; 2022: US$ nil).

There were no amounts payable by key management personnel at 30 June 2024 (2023: US$ nil; 2022: US$ nil).

There were no loans receivable from or payable to key management personnel at 30 June 2024 (2023: US$ nil; 2022: US$ nil).

Transactions with personally related entities

A number of Directors of the Group hold or have held positions in other companies (personally related entities) where it is considered they control or significantly influence the financial or operating policies of those entities. There were no reportable transactions with those entities and no amounts were owed by the Group to personally related entities at 30 June 2024 (2023: US$ nil; 2022: US$ nil).

For more information on remuneration and transactions with key management personnel, refer to the Remuneration Report under Governance.

26 Employee share ownership plans

Awards, in the form of the right to receive ordinary shares in BHP Group Limited have been granted under the following employee share ownership plans: Cash and Deferred Plan (CDP), Long-Term Incentive Plan (LTIP), Management Award Plan (MAP) and the all-employee share plan, Shareplus.

Some awards are eligible to receive a cash payment, or the equivalent value in shares, equal to the dividend amount that would have been earned on the underlying shares awarded to those participants (the Dividend Equivalent Payment, or DEP). The DEP is provided to the participants once the underlying shares are allocated or transferred to them. Awards under the plans do not confer any rights to participate in a share issue; however, there is discretion under each of the plans to adjust the awards in response to a variation in the share capital of BHP Group Limited.

The table below provides a description of each of the plans.

Plan	CDP	LTIP and MAP	Shareplus
Type	Short-term incentive	Long-term incentive	All-employee share purchase plan
Overview	The CDP is a plan for Executive KMP and members of the Executive Leadership Team who are not Executive KMP. Generally under the CDP, two thirds of the value of a participant's short-term incentive amount is awarded as rights to receive BHP Group Limited shares at the end of the vesting period (and the remaining one third is delivered in cash). Two awards of deferred shares are granted, each of the equivalent value to the cash award, vesting between two and five years respectively. Awards of deferred shares may also be granted to members of the Executive Leadership Team as additional retention awards with vesting periods of up to five years.	The LTIP is a plan for Executive KMP and members of the Executive Leadership Team who are not Executive KMP, and awards are granted annually. The MAP is a plan for BHP senior management who are not Executive KMP. The number of share rights awarded is determined by a participant's role and grade.	Employees may contribute up to US$5,000 to acquire shares in any plan year. On the third anniversary of the start of a plan year, the Group will match the number of acquired shares.
Vesting conditions	Service conditions only for the two-year award. Vesting of the four-year awards are subject to service and individual performance conditions. Vesting of the five-year awards are subject to service conditions and also to a holistic review of performance at the end of the five-year vesting period, including a five-year view on Safety and Sustainability performance, profitability, cash flow, balance sheet health, returns to shareholders, corporate governance and conduct.	LTIP: Service and performance conditions. From FY2023 BHP's Total Shareholder Return[1] (TSR) performance relative to two Morgan Stanley Capital International (MSCI) market indices, the MSCI World Metals and Mining Index ("Sector Group TSR") and the MSCI World Index ("World TSR"). The Sector Group TSR over a five-year performance period determines the vesting of 67 per cent of the awards, while performance relative to the World TSR determines the vesting of 33 per cent of the awards. For awards granted prior to FY2023, TSR performance relative to a bespoke sector peer group and the MSCI World Index determines the vesting of 67 per cent and 33 per cent of the award, respectively. 25 per cent of the award will vest where BHP's TSR is equal to the median TSR of the relevant comparator group(s), as measured over the performance period. Where TSR is below the median, awards will not vest. Vesting occurs on a sliding scale when BHP's TSR measured over the performance period is between the median TSR of the relevant comparator group(s) up to a nominated level of TSR outperformance over the relevant comparator group(s), as determined by the Committee, above which 100 per cent of the award will vest. MAP: Service conditions only.	Service conditions only.
Vesting period	Between 2 and 5 years	LTIP – 5 years MAP – 1 to 5 years	3 years
Dividend Equivalent Payment	Yes	LTIP – Yes MAP – Varies	No
Exercise period	None	None	None

1. For LTIP awards granted prior to unification and where the five-year performance period ends after unification, the TSR at the start of the performance period is based on the weighted average of the TSRs of BHP Group Limited and BHP Group Plc and the TSR at the end of the performance period is based on the TSR of BHP Group Limited.

180 BHP Annual Report 2024

1 Consolidated Financial Statements continued

26 Employee share ownership plans continued

Employee share awards

2024	Number of awards at the beginning of the financial year	Number of awards issued during the year	Number of awards vested and exercised	Number of awards lapsed	Number of awards at the end of the financial year	Weighted average remaining contractual life (years)	Weighted average share price at exercise date
CDP awards	968,581	532,680	219,701	70,071	1,211,489	2.1	A$43.02
LTIP awards	2,558,796	564,431	520,443	177,078	2,425,706	2.2	A$43.02
MAP awards[1]	6,653,726	2,515,913	2,626,587	555,855	5,987,197	1.2	A$43.33
Shareplus	5,123,851	2,457,307	2,460,834	607,438	4,512,886	1.2	A$44.35

1. There were 75,457 awards vested and exercisable at the end of the financial year.

Fair value and assumptions in the calculation of fair value for awards issued

2024	Weighted average fair value of awards granted during the year US$	Risk-free interest rate	Estimated life of awards	Share price at grant date	Estimated volatility of share price	Dividend yield
CDP awards[1]	29.71	n/a	2-5 years	A$44.70/A$42.75	n/a	n/a
LTIP awards	19.51	4.23%	5 years	A$44.70	33.61%	n/a
MAP awards[2]	23.95	n/a	1-5 years	A$43.49/ A$47.74/ A$45.52/ A$42.75	n/a	5.21%/ 5.60%/ 7.44%
Shareplus	24.40	n/a	3 years	A$47.23	n/a	7.41%

1. Includes CDP awards granted on 8 December 2023 and 20 June 2024.
2. Includes MAP awards granted on 27 September 2023, 8 December 2023, 12 April 2024 and 20 June 2024.

Recognition and measurement

The fair value at grant date of equity-settled share awards is charged to the income statement over the period for which the benefits of employee services are expected to be derived. The fair values of awards granted were estimated using a Monte Carlo simulation methodology and Black-Scholes option pricing technique and consider the following factors:

- exercise price
- expected life of the award
- current market price of the underlying shares
- expected volatility using an analysis of historic volatility over different rolling periods. For the LTIP, it is calculated for all sector comparators and the published MSCI World Index
- expected dividends
- risk-free interest rate, which is an applicable government bond rate
- market-based performance hurdles
- non-vesting conditions

Where awards are forfeited because non-market-based vesting conditions are not satisfied, the expense previously recognised is proportionately reversed.

The tax effect of awards granted is recognised in income tax expense, except to the extent that the total tax deductions are expected to exceed the cumulative remuneration expense. In this situation, the excess of the associated current or deferred tax is recognised in equity and forms part of the employee share awards reserve. The fair value of awards as presented in the tables above represents the fair value at grant date.

In respect of employee share awards, the Group utilises the BHP Group Limited Employee Equity Trust. The trustee of this trust is an independent company, resident in Jersey. The trust uses funds provided by the Group to acquire ordinary shares to enable awards to be made or satisfied. The ordinary shares may be acquired by purchase in the market or by subscription at not less than nominal value.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 181

27 Employee benefits, restructuring and post-retirement employee benefits provisions

	2024 US$M	2023 US$M
Employee benefits[1]	1,698	1,749
Restructuring[2]	45	28
Post-retirement employee benefits[3]	300	373
Total provisions	**2,043**	**2,150**
Comprising:		
Current	1,677	1,734
Non-current	366	416

2024	Employee benefits US$M	Restructuring US$M	Post-retirement employee benefits[3] US$M	Total US$M
At the beginning of the financial year	1,749	28	373	2,150
Charge/(credit) for the year:				
Underlying	1,375	55	65	1,495
Discounting	–	–	21	21
Yield on defined benefit scheme assets	–	–	(4)	(4)
Exchange variations	(21)	–	(45)	(66)
Released during the year	(98)	(10)	(1)	(109)
Remeasurement gains taken to retained earnings	–	–	(41)	(41)
Utilisation	(1,268)	(27)	(68)	(1,363)
Divestment of subsidiaries and operations[4]	(39)	–	–	(39)
Transfers and other movements	–	(1)	–	(1)
At the end of the financial year	**1,698**	**45**	**300**	**2,043**

1. The expenditure associated with total employee benefits will occur in a pattern consistent with when employees choose to exercise their entitlement to benefits.
2. Total restructuring provisions include provisions for terminations and office closures.
3. The net liability recognised in the Consolidated Balance Sheet includes US$142 million present value of funded defined benefits pension obligation (2023: US$151 million) offset by fair value of defined benefit scheme assets US$(147) million (2023: US$(159) million), US$63 million present value of unfunded defined pension and post-retirement medical benefits obligation (2023: US$79 million) and US$242 million unfunded post-employment benefits obligation in Chile (2023: US$302 million).
4. Relates to the divestment of the Blackwater and Daunia mines completed on 2 April 2024. Refer to note 3 'Exceptional items' for more information.

Recognition and measurement

Provisions are recognised by the Group when:

- there is a present legal or constructive obligation as a result of past events
- it is more likely than not that a permanent outflow of resources will be required to settle the obligation
- the amount can be reliably estimated and measured at the present value of management's best estimate of the cash outflow required to settle the obligation at the reporting date

182 BHP Annual Report 2024 1 Consolidated Financial Statements continued 27 Employee benefits, restructuring and post-retirement employee benefits provisions continued Provision Description Employee benefits Liabilities for benefits accruing to employees up until the reporting date in respect of wages and salaries, annual leave and any accumulating sick leave are recognised in the period the related service is rendered. Liabilities recognised in respect of short-term employee benefits expected to be settled within 12 months are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for other long-term employee benefits, including long service leave, are measured as the present value of estimated future payments for the services provided by employees up to the reporting date. Liabilities that are not expected to be settled within 12 months are discounted at the reporting date using market yields of high-quality corporate bonds or government bonds for countries where there is no deep market for corporate bonds. The rates used reflect the terms to maturity and currency that match, as closely as possible, the estimated future cash outflows. In relation to industry-based long service leave funds, the Group’s liability, including obligations for funding shortfalls, is determined after deducting the fair value of dedicated assets of such funds. Liabilities for short and long-term employee benefits (other than unpaid wages and salaries) are disclosed within employee benefits. Other liabilities for unpaid wages and salaries related to the current period are recognised in other creditors. Review of employee allowances and entitlements On 1 June 2023, the Group disclosed the identification of two issues with certain allowances and entitlements affecting a number of current and former employees in Australia. The identified issues relate to rostered employees having leave incorrectly deducted on public holidays since 2010 (leave issue) and certain employees at Port Hedland being eligible for additional allowances due to an error with the employing entity in their employment documentation (employing entity issue). The Group self-reported the issues to the Fair Work Ombudsman in Australia. Since the date of the announcement, the Group has recredited leave hours to current employees and begun making payments to former employees who were impacted by the leave issue. The Group has also commenced making payments to current and former employees for historical impacts of the employing entity issue in the first quarter of FY2025. The Group’s best estimate of the remaining cost of remediating the two issues, incorporating on-costs, including associated superannuation and interest payments (BHP share) is reflected in employee benefit provisions at 30 June 2024. There remains a risk that other instances of non-compliance requiring remediation may be identified through the Group’s review processes and associated provisions may be recognised in future reporting periods. Restructuring Restructuring provisions are recognised when: – the Group has developed a detailed formal plan identifying the business or part of the business concerned, the location and approximate number of employees affected, a detailed estimate of the associated costs, and an appropriate timeline – the restructuring has either commenced or been publicly announced and can no longer be withdrawn Payments that are not expected to be settled within 12 months of the reporting date are measured at the present value of the estimated future cash payments expected to be made by the Group. Post-retirement Defined contribution pension schemes and multi-employer pension schemes employee benefits For defined contribution schemes or schemes operated on an industry-wide basis where it is not possible to identify assets attributable to the participation by the Group’s employees, the pension charge is calculated on the basis of contributions payable. The Group contributed US$368 million during the financial year (2023: US$358 million; 2022: US$324 million) to defined contribution plans and multi-employer defined contribution plans. These contributions are expensed as incurred. Defined benefit pension and post-retirement medical schemes The Group operates or participates in a number of defined benefit pension schemes throughout the world, all of which are closed to new entrants. The funding of the schemes complies with local regulations. The assets of the schemes are generally held separately from those of the Group and are administered by trustees or management boards. The Group also operates a number of unfunded post-retirement medical schemes in the United States, Canada and Europe. For defined benefit schemes, an asset or liability is recognised in the balance sheet based at the present value of defined benefit obligations less, where funded, the fair value of plan assets, except that any such asset cannot exceed the present value of expected refunds from and reductions in future contributions to the plan. Full actuarial valuations are prepared by local actuaries for all schemes, using discount rates based on market yields at the reporting date on high-quality corporate bonds or by reference to national government bonds if high-quality corporate bonds are not available. Where funded, scheme assets are invested in a diversified range of asset classes, predominantly comprising bonds and equities.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 183

Group and related party information

28 Discontinued operations

On 1 June 2022 (Completion date) BHP completed the merger of the Group's oil and gas portfolio with Woodside Energy Group Limited ('Woodside'). Woodside acquired the entire share capital of BHP Petroleum International Pty Ltd ('BHP Petroleum') in exchange for 914,768,948 newly issued Woodside ordinary shares.

On the Completion Date, the Group paid a fully franked in specie dividend in the form of Woodside shares to eligible BHP shareholders. Eligible BHP shareholders received one Woodside share for every 5.5340 BHP shares they held on the Group's register at the record date of 26 May 2022.

As part of completion and in order to reflect the economic effective date of 1 July 2021, the Group made a net cash payment of US$0.7 billion (net of completion adjustments) to Woodside in addition to US$0.4 billion in cash that was left in the BHP Petroleum bank accounts to fund ongoing operations. The total cash transfer of US$1.1 billion reflected the net cash flows generated by BHP Petroleum between 1 July 2021 and Completion Date adjusted for dividends Woodside would have paid on the newly issued Woodside ordinary shares, had the Merger completed on 1 July 2021.

There was no contribution of Discontinued operations to the Group's profit and cash flows for years ended 30 June 2024 and 30 June 2023. The Blackwater and Daunia mines, while being divested on 2 April 2024, are not considered to meet the criteria for classification as a Discontinued operation given their relative size to the Group and the Coal segment. For further information, refer to note 3 'Exceptional items'.

The contribution of Discontinued operations for the year ended 30 June 2022 is detailed below:

Income statement – Discontinued operations

	2022 US$M
Profit/(loss) after taxation from operating activities	2,496
Net gain on Petroleum merger with Woodside (after tax)	8,159
Profit/(loss) after taxation	10,655
Attributable to non-controlling interests	–
Attributable to BHP shareholders	10,655
Basic earnings/(loss) per ordinary share (cents)	210.5
Diluted earnings/(loss) per ordinary share (cents)	210.1

The total comprehensive income attributable to BHP shareholders from Discontinued operations was a gain of US$10,596 million for the year ended 30 June 2022.

Cash flows from Discontinued operations

	2022 US$M
Net operating cash flows	2,889
Net investing cash flows[1]	(904)
Net financing cash flows[2]	(33)
Net increase/(decrease) in cash and cash equivalents from Discontinued operations	1,952
Net cash completion payment on merger of Petroleum with Woodside	(683)
Cash and cash equivalents disposed	(399)
Total cash impact	870

1. Includes purchases of property, plant and equipment and capitalised exploration related to drilling and development expenditure of US$1,144 million, proceeds from sale of subsidiaries, operations and joint operations, net of cash of US$91 million, proceeds from sale of assets of US$151 million and other investing outflows of US$2 million.
2. Represents net repayment of interest bearing liabilities of US$33 million.

Exceptional items – Discontinued operations

Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and impact is considered material to the Financial Statements.

There were no exceptional items related to Discontinued operations for years ended 30 June 2024 and 30 June 2023.

The Exceptional item related to Discontinued operations included within the Group's profits for the year ended 30 June 2022 is detailed below.

Year ended 30 June 2022	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Net gain on Petroleum merger with Woodside[1]	8,167	(8)	8,159
Total	8,167	(8)	8,159
Attributable to non-controlling interests	–	–	–
Attributable to BHP shareholders	8,167	(8)	8,159

1. The tax expense associated with the exceptional item reflects the tax impact of transaction costs and other restructuring related activities undertaken pre-merger. There were no further tax impacts arising on the net gain on merger of our Petroleum business with Woodside as generated tax losses were either offset with capital gains in other entities in the Group, or not recognised on the basis that it is not probable that future capital gains will be available against which the Group can utilise the tax losses.

184 BHP Annual Report 2024 1 Consolidated Financial Statements continued 28 Discontinued operations continued Net gain on disposal of Discontinued operations Details of the net gain on Petroleum merger with Woodside is presented below: 2022 US$M Net assets disposed 10,172 Fair value of Woodside shares1 19,566 Net cash completion payment on merger of Petroleum with Woodside2 (683) Foreign currency translation reserve transferred to the income statement 54 Other provisions and related indemnities recognised at completion (353) Transaction and other directly attributable costs (245) Income tax expense (8) Net gain on Petroleum merger with Woodside 8,159 1. Represents the consideration received being the fair value of 914,768,948 Woodside ordinary shares received using the closing ASX share price of A$29.76 on 31 May 2022 (US$21.39 equivalent based on an exchange rate of AUD/USD 0.7187). 2. Reflects the net cash flows generated by BHP Petroleum between 1 July 2021 and Completion Date adjusted for dividends Woodside would have paid on the newly issued Woodside ordinary shares, had the Merger completed on 1 July 2021. 29 Business combinations There were no business combinations entered into by the Group during the year ended 30 June 2024. Business combination during the year ended 30 June 2023 OZ Minerals Limited On 2 May 2023 (Acquisition Date), the Group acquired 100 per cent of the issued share capital of OZ Minerals Limited (OZL) for a net cash consideration of US$5.9 billion. The terms of the acquisition did not include any contingent consideration. The Group had 12 months from the acquisition date to make adjustments in the current period to the fair value of net identifiable assets acquired and the resultant value of goodwill with no restatement of comparative information. As at 2 May 2024, the Group finalised the purchase price allocation which has resulted in a net increase of US$2 million in goodwill from the provisional amount reported at 30 June 2023. Details of the business combination are as follows: Final Fair value US$M Assets Cash and cash equivalents 104 Trade and other receivables1 77 Other financial assets 7 Inventories 329 Property, plant and equipment 7,661 Intangible assets – goodwill 194 Current tax receivable 36 Other assets 25 Total assets 8,433 Liabilities Trade and other payables 242 Interest bearing liabilities 1,111 Deferred tax liabilities2 850 Provisions 258 Total liabilities 2,461 Identifiable net assets acquired 5,972 Total consideration paid3 4 5,972 Cash and cash equivalents acquired (104) Net cash consideration paid 5,868 1. This represents the gross contractual amount for trade and other receivables all of which is expected to be collected. 2. This primarily represents the difference between the fair value of the mineral rights acquired and the corresponding tax base. 3. The Group executed a forward exchange contract to hedge the foreign exchange exposure on the consideration made in AUD. On maturity of the hedging instrument, a hedge loss of US$35 million was capitalised to the cost of the acquisition. 4. The consideration paid by the Group was A$26.50 (at the average hedged exchange rate of AUD/USD 0.6681) per OZL share over 337,314,920 shares and excluded a special dividend of A$1.75 per OZL share which was paid by OZL to its shareholders immediately prior to acquisition. Goodwill of US$194 million represented the excess of consideration paid above the fair value of the acquired assets and liabilities. The goodwill primarily arises from the deferred tax liability recognised at acquisition due to a difference between the fair value of mineral rights acquired and the corresponding tax base. None of the goodwill recognised is expected to be deductible for tax purposes. During 2024, US$1,094 million of goodwill and property, plant and equipment recognised as part of the OZL business combination has been impaired. Refer to note 13 ‘Impairment of non-current assets’ for information on impairments.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 185

Key judgements and estimates

Judgements: Judgement is required to determine the fair value of assets acquired and liabilities assumed at acquisition date in a business combination, which could have a material impact on goodwill.

Estimates: The Group used the discounted cash-flow method to measure the fair value of mineral rights. Key assumptions used included commodity prices, production volumes, life of mine, cash outflows (including operating costs, capital expenditure, closure and rehabilitation costs and taxes), discount rates and risking factors.

30 Subsidiaries

Significant subsidiaries of the Group are those with the most significant contribution to the Group's net profit or net assets. The Group's interest in the subsidiaries' results are listed in the table below.

Significant subsidiaries	Country of incorporation	Principal activity	Group's interest 2024 %	Group's interest 2023 %
Coal				
Hunter Valley Energy Coal Pty Ltd	Australia	Coal mining	**100**	100
Copper				
BHP Olympic Dam Corporation Pty Ltd	Australia	Copper, uranium and gold mining	**100**	100
Compañia Minera Cerro Colorado Limitada	Chile	Copper mining	**100**	100
Minera Escondida Ltda[1]	Chile	Copper mining	**57.5**	57.5
Minera Spence SA	Chile	Copper mining	**100**	100
OZ Minerals Carrapateena Pty Ltd	Australia	Copper and gold mining	**100**	100
OZ Minerals Prominent Hill Operations Pty Ltd	Australia	Copper and gold mining	**100**	100
Iron Ore				
BHP Iron Ore (Jimblebar) Pty Ltd[2]	Australia	Iron ore mining	**85**	85
BHP Iron Ore Pty Ltd	Australia	Service company	**100**	100
BHP (Towage Service) Pty Ltd	Australia	Towing services	**100**	100
Marketing				
BHP Billiton Freight Singapore Pte Limited	Singapore	Freight services	**100**	100
BHP Billiton Marketing AG	Switzerland	Marketing and trading	**100**	100
BHP Billiton Marketing Asia Pte Ltd	Singapore	Marketing support and other services	**100**	100
Group and Unallocated				
BHP Billiton Finance B.V.	The Netherlands	Finance	**100**	100
BHP Billiton Finance Limited	Australia	Finance	**100**	100
BHP Billiton Finance (USA) Limited	Australia	Finance	**100**	100
BHP Canada Inc.	Canada	Potash development	**100**	100
BHP Group Operations Pty Ltd	Australia	Administrative services	**100**	100
BHP Nickel West Pty Ltd	Australia	Nickel mining, smelting, refining and administrative services	**100**	100
OZ Minerals Musgrave Operations Pty Ltd	Australia	Nickel and copper development	**100**	100
WMC Finance (USA) Limited	Australia	Finance	**100**	100

1. As the Group has the ability to direct the relevant activities at Minera Escondida Ltda, it has control over the entity. The assessment of the most relevant activity in this contractual arrangement is subject to judgement. The Group establishes the mine plan and the operating budget and has the ability to appoint the key management personnel, demonstrating that the Group has the existing rights to direct the relevant activities of Minera Escondida Ltda.
2. The Group has an effective interest of 92.5 per cent in BHP Iron Ore (Jimblebar) Pty Ltd; however, by virtue of the shareholder agreement with ITOCHU Iron Ore Australia Pty Ltd and Mitsui & Co. Iron Ore Exploration & Mining Pty Ltd, the Group's interest in the Jimblebar mining operation is 85 per cent, which is consistent with the other respective contractual arrangements at Western Australia Iron Ore.

31 Investments accounted for using the equity method

Significant interests in equity accounted investments of the Group are those with the most significant contribution to the Group's net profit or net assets. The Group's ownership interest in significant equity accounted investments results are listed in the table below.

Significant associates and joint ventures	Country of incorporation/ principal place of business	Associate or joint venture	Principal activity	Reporting date	Ownership interest 2024 %	Ownership interest 2023 %
Compañia Minera Antamina S.A. (Antamina)	Peru	Associate	Copper and zinc mining	31 December	**33.75**	33.75
Samarco Mineração S.A. (Samarco)	Brazil	Joint venture	Iron ore mining	31 December	**50.00**	50.00

186 BHP Annual Report 2024

1 Consolidated Financial Statements continued

31 Investments accounted for using the equity method continued

Voting in relation to relevant activities in Antamina, determined to be the approval of the operating and capital budgets, does not require unanimous consent of all participants to the arrangement, therefore joint control does not exist. Instead, because the Group has the power to participate in the financial and operating policies of the investee, this investment is accounted for as an associate.

Samarco is jointly owned by BHP Billiton Brasil Ltda (BHP Brasil) and Vale S.A. (Vale). As the Samarco entity has the rights to the assets and obligations to the liabilities relating to the joint arrangement and not its owners, this investment is accounted for as a joint venture.

The Group is restricted in its ability to make dividend payments from its investments in associates and joint ventures as any such payments require the approval of all investors in the associates and joint ventures. The ownership interest at the Group's and the associates' or joint ventures' reporting dates are the same. When the annual financial reporting date is different to the Group's, financial information is obtained as at 30 June in order to report on an annual basis consistent with the Group's reporting date.

The movement for the year in the Group's investments accounted for using the equity method is as follows:

Year ended 30 June 2024 US$M	Investment in associates	Investment in joint ventures	Total equity accounted investments
At the beginning of the financial year	1,620	–	1,620
(Loss)/profit from equity accounted investments, related impairments and expenses[1]	376	(3,032)	(2,656)
Investment in equity accounted investments	63	–	63
Dividends received from equity accounted investments	(397)	–	(397)
Other[1]	–	3,032	3,032
At the end of the financial year	**1,662**	**–**	**1,662**

1. Represents financial impacts of Samarco dam failure in the Group's loss from equity accounted investments, related impairments and expenses. Refer to note 4 'Significant events – Samarco dam failure' for further information.

The following table summarises the financial information relating to each of the Group's significant equity accounted investments.

2024 US$M	Associates: Antamina	Associates: Individually immaterial[1]	Joint ventures: Samarco[2]	Joint ventures: Individually immaterial	Total
Current assets	1,699		564[3]		
Non-current assets	6,325		7,214		
Current liabilities	(987)		(3,266)[4]		
Non-current liabilities	(2,389)		(23,211)		
Net assets/(liabilities) – 100%	4,648		(18,699)		
Net assets/(liabilities) – Group share	1,569		(9,349)		
Adjustments to net assets related to accounting policy adjustments	(71)		–		
Investment in Samarco	–		516[6]		
Impairment of the carrying value of the investment in Samarco	–		(1,041)[7]		
Additional share of Samarco losses	–		7,891[8]		
Unrecognised losses	–		1,983[9]		
Carrying amount of investments accounted for using the equity method	**1,498**	**164**	**–**	**–**	**1,662**
Revenue – 100%	4,381		1,553		
Profit/(loss) from Continuing operations – 100%	1,353		(6,726)[10]		
Share of profit/(loss) of equity accounted investments	457		(3,363)		
Adjustments to share of profit/(loss) related to accounting policy adjustments	8		(6)[11]		
Impairment of the carrying value of the investment in Samarco	–		–		
Additional share of Samarco losses	–		506		
Fair value change on forward exchange derivatives	–		(199)		
Movement in unrecognised losses	–		30[9]		
(Loss)/profit from equity accounted investments, related impairments and expenses	**465**	**(89)**	**(3,032)**	**–**	**(2,656)**
Comprehensive income – 100%	1,353		(6,726)		
Share of comprehensive (loss)/income – Group share in equity accounted investments	**465**	**(89)**	**(3,032)**	**–**	**(2,656)**
Dividends received from equity accounted investments	**397**	**–**	**–**	**–**	**397**

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 187

2023 US$M	Associates Antamina	 Individually immaterial[1]	Joint ventures Samarco[2]	 Individually immaterial	 Total
Current assets	1,519		537[3]		
Non-current assets	5,670		5,739		
Current liabilities	(774)		(11,167)[4]		
Non-current liabilities	(1,944)		(10,614)		
Net assets/(liabilities) – 100%	4,471		(15,505)		
Net assets/(liabilities) – Group share	1,509		(7,753)		
Adjustments to net assets related to accounting policy adjustments	(79)		291[5]		
Investment in Samarco	–		516[6]		
Impairment of the carrying value of the investment in Samarco	–		(1,041)[7]		
Additional share of Samarco losses	–		6,034[8]		
Unrecognised losses	–		1,953[9]		
Carrying amount of investments accounted for using the equity method	1,430	190	–	–	1,620
Revenue – 100%	4,350		1,554		
Profit/(loss) from Continuing operations – 100%	1,571		(3,018)[10]		
Share of profit/(loss) of equity accounted investments	530		(1,509)		
Adjustments to share of profit/(loss) related to accounting policy adjustments	(79)		23[11]		
Impairment of the carrying value of the investment in Samarco	–		–		
Additional share of Samarco losses	–		452		
Fair value change on forward exchange derivatives	–		471		
Movement in unrecognised losses	–		778[9]		
Profit/(loss) from equity accounted investments, related impairments and expenses	451	(72)	215	–	594
Comprehensive income – 100%	1,571		(3,018)		
Share of comprehensive income/(loss) – Group share in equity accounted investments	451	(72)	215	–	594
Dividends received from equity accounted investments	327	1	–	–	328

2022 US$M	Associates Antamina	 Individually immaterial	Joint ventures Samarco[2]	 Individually immaterial	 Total
Revenue – 100%	5,264		1,670		
Profit/(loss) from Continuing operations – 100%	2,133		(528)[10]		
Share of profit/(loss) of equity accounted investments	720		(276)		
Impairment of the carrying value of the investment in Samarco	–		–		
Additional share of Samarco losses	–		290		
Fair value change on forward exchange derivatives	–		(81)		
Movement in unrecognised losses	–		(609)[9]		
Profit/(loss) from equity accounted investments, related impairments and expenses	720	(63)	(676)	–	(19)
Comprehensive income – 100%	2,133		(528)		
Share of comprehensive income/(loss) – Group share in equity accounted investments	720	(63)	(676)	–	(19)
Dividends received from equity accounted investments	776	11	–	–	787

1. The unrecognised share of gain for the period was US$41 million (2023: unrecognised share of gain for the period was US$76 million), which decreased the cumulative losses to US$100 million (2023: decrease to US$141 million).
2. Refer to note 4 'Significant events – Samarco dam failure' for further information regarding the financial impact of the Samarco dam failure which occurred in November 2015 on BHP Brasil's share of Samarco's losses. The financial information disclosed represents the underlying financial information of Samarco updated to reflect the Group's best estimate of the costs to resolve all aspects of the Federal Public Prosecution Office claim and Framework Agreement.
3. Includes cash and cash equivalents of US$251 million (2023: US$138 million).
4. Includes current financial liabilities (excluding trade and other payables and provisions) of US$ nil (2023: US$7,154 million).
5. Relates mainly to dividends declared by Samarco that remain unpaid at balance date and which, in accordance with the Group's accounting policy, are recognised when received not receivable.
6. Any working capital funding provided to Samarco is capitalised as part of the Group's investments in joint ventures and disclosed as an impairment included within the Samarco impairment expense line item.
7. In the year ended 30 June 2016 BHP Brasil adjusted its investment in Samarco to US$ nil (resulting from US$(655) million share of loss from Samarco and US$(525) million impairment). Additional cumulative impairment losses relating to working capital funding of US$(516) million have also been recognised.
8. BHP Brasil has recognised accumulated additional share of Samarco losses of US$(7,891) million resulting from US$(6,147) million provisions relating to the Samarco dam failure and US$(1,744) million recognised as net finance costs.
9. Share of Samarco's losses for which BHP Brasil does not have an obligation to fund.
10. Includes depreciation and amortisation of US$165 million (2023: US$144 million; 2022: US$205 million), interest income of US$43 million (2023: US$42 million; 2022: US$19 million), interest expense of US$807 million (2023: US$1,384 million; 2022: US$628 million), other finance income in relation to the Judicial Reorganisation of US$1,756 million (2023: US$ nil; 2022: US$ nil) and income tax benefit/(expense) of US$999 million (2023: US$(213) million; 2022: US$(7) million).
11. Includes accounting policy adjustments mainly related to the removal of foreign exchange gains on excluded dividends payable.

188 BHP Annual Report 2024

1 Consolidated Financial Statements continued

32 Interests in joint operations

Significant joint operations of the Group are those with the most significant contributions to the Group's net profit or net assets. The Group's interest in the joint operations results are listed in the table below.

			Group's interest	
Significant joint operations	**Country of operation**	**Principal activity**	**2024 %**	**2023 %**
Mt Goldsworthy[1]	Australia	Iron ore mining	85	85
Mt Newman[1]	Australia	Iron ore mining	85	85
Yandi[1]	Australia	Iron ore mining	85	85
Central Queensland Coal Associates	Australia	Coal mining	50	50

1. These contractual arrangements are controlled by the Group and do not meet the definition of joint operations. However, as they are formed by contractual arrangement and are not entities, the Group recognises its share of assets, liabilities, revenue and expenses arising from these arrangements.

Assets held in joint operations subject to significant restrictions are as follows:

	Group's share	
	2024 US$M	**2023 US$M**
Current assets	1,928	1,561
Non-current assets	25,307	26,370
Total assets[1]	27,235	27,931

1. While the Group is unrestricted in its ability to sell a share of its interest in these joint operations, it does not have the right to sell individual assets that are used in these joint operations without the unanimous consent of the other participants. The assets in these joint operations are also restricted to the extent that they are only available to be used by the joint operation itself and not by other operations of the Group.

33 Related party transactions

The Group's related parties are predominantly subsidiaries, associates and joint ventures, and key management personnel of the Group. Disclosures relating to key management personnel are set out in note 25 'Key management personnel'. Transactions between each parent company and its subsidiaries are eliminated on consolidation and are not disclosed in this note.

- All transactions to/from related parties are made at arm's length, i.e. at normal market prices and rates and on normal commercial terms.
- Outstanding balances at year-end are unsecured and settlement occurs in cash. Loan amounts owing from related parties represent secured loans made to associates and joint ventures under co-funding arrangements. Such loans are made on an arm's length basis.
- No guarantees are provided or received for any related party receivables or payables.
- No provision for expected credit losses has been recognised in relation to any outstanding balances and no expense has been recognised in respect of expected credit losses due from related parties.
- There were no other related party transactions in the year ended 30 June 2024 (2023: US$ nil), other than those with post-employment benefit plans for the benefit of Group employees. These are shown in note 27 'Employee benefits, restructuring and post-retirement employee benefits provisions'.
- Related party transactions with Samarco are described in note 4 'Significant events – Samarco dam failure'.

Further disclosures related to related party transactions are as follows:

Transactions with related parties

	Joint ventures		Associates	
	2024 US$M	**2023 US$M**	**2024 US$M**	**2023 US$M**
Sales of goods/services	–	–	–	–
Purchases of goods/services	–	–	1,606.639	1,589.094
Interest income	–	–	–	–
Interest expense	–	–	–	–
Dividends received	–	–	396.856	327.679
Net loans made to/(repayments from) related parties	–	–	–	–

Outstanding balances with related parties

	Joint ventures		Associates	
	2024 US$M	**2023 US$M**	**2024 US$M**	**2023 US$M**
Trade amounts owing to related parties	–	–	246.764	246.239
Loan amounts owing to related parties	–	–	–	–
Trade amounts owing from related parties	–	–	0.249	6.730
Loan amounts owing from related parties	–	–	–	–

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 189

Unrecognised items and uncertain events

34 Contingent liabilities

	2024 US$M	2023 US$M
Associates and joint ventures[1]	1,492	1,094
Subsidiaries and joint operations[1]	859	1,184
Total	2,351	2,278

1. There are a number of matters, for which it is not possible at this time to provide a range of possible outcomes or a reliable estimate of potential future exposures, and for which no amounts have been included in the table above.

A contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. A contingent liability may also be a present obligation arising from past events but is not recognised on the basis that an outflow of economic resources to settle the obligation is not viewed as probable, or the amount of the obligation cannot be reliably measured.

When the Group has a present obligation, an outflow of economic resources is assessed as probable and the Group can reliably measure the obligation, a provision is recognised.

The Group has entered into various counter-indemnities of bank and performance guarantees related to its own future performance, which are in the normal course of business. The likelihood of these guarantees being called upon is considered remote.

The Group presently has tax matters, litigation and other claims, for which the timing of resolution and potential economic outflow are uncertain. Obligations assessed as having probable future economic outflows capable of reliable measurement are provided at reporting date and matters assessed as having possible future economic outflows capable of reliable measurement are included in the total amount of contingent liabilities above. Individually significant matters, including narrative on potential future exposures incapable of reliable measurement, are disclosed below, to the extent that disclosure does not prejudice the Group.

Uncertain tax and royalty matters	The Group is subject to a range of taxes and royalties across many jurisdictions, the application of which is uncertain in some regards. Changes in tax law, changes in interpretation of tax law, periodic challenges and disagreements with tax authorities, and legal proceedings result in uncertainty of the outcome of the application of taxes and royalties to the Group's business. To the extent uncertain tax and royalty matters give rise to a contingent liability, an estimate of the potential liability is included within the table above, where it is capable of reliable measurement.
Samarco contingent liabilities	The table above includes contingent liabilities related to the Group's equity accounted investment in Samarco to the extent they are capable of reliable measurement. Details of contingent liabilities related to Samarco are disclosed in note 4 'Significant events – Samarco dam failure'.
Divestments and demergers	Where the Group divests or demerges entities, it is generally agreed to provide certain indemnities to the acquiring or demerged entity. Such indemnities include those provided as part of the demerger of South32 Ltd in May 2015, divestment of Group's Onshore US assets in September 2018 and October 2018, divestment of BMC in May 2022 and the merger of the Group's Petroleum business with Woodside in June 2022. No material claims have been made pursuant to these indemnities as at 30 June 2024.

35 Subsequent events

On 30 July 2024, the Group announced an agreement with Lundin Mining to jointly acquire 100% of Filo Corp., a Toronto Stock Exchange listed company which owns the Filo del Sol (FDS) copper project. BHP and Lundin Mining also agreed to form a 50/50 joint venture to hold the FDS and Josemaria projects located in the Vicuña district of Argentina and Chile (together with the Filo Acquisition, the Proposed Transaction). Lundin Mining owns 100% of the Josemaria project. BHP's total cash payment for the Proposed Transaction is expected to be approximately US$2.1 billion. In connection with the Filo Acquisition, BHP and Lundin Mining have also agreed to subscribe for 3,484,848 common shares of Filo Corp. at a price of C$33.00 per share for aggregate gross proceeds of C$115 million (the Filo Share Placement) to provide interim financing to Filo Corp.

Other than the matters outlined above or elsewhere in the Financial Statements, no matters or circumstances have arisen since the end of the financial year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

190 BHP Annual Report 2024

1 Consolidated Financial Statements continued

Other items

36 Auditor's remuneration

	2024 US$M	2023 US$M	2022 US$M
Fees payable to the Group's auditors for assurance services			
Audit of the Group's Annual Report	10.558	9.700	9.816
Audit of the accounts of subsidiaries, joint ventures and associates	0.534	0.551	0.605
Audit-related assurance services required by legislation to be provided by the auditor	1.871	1.808	1.933
Other assurance and agreed-upon procedures under legislation or contractual arrangements	2.261	1.991	7.938
Total assurance services	15.224	14.050	20.292
Fees payable to the Group's auditors for non-assurance services			
Other services	0.498	0.180	–
Total other services	0.498	0.180	–
Total fees	15.722	14.230	20.292

All amounts were paid to EY or EY affiliated firms with fees determined, and predominantly billed, in US dollars.

Fees payable to the Group's auditors for assurance services

Audit of the Group's Annual Report comprises fees for auditing the statutory financial report of the Group and includes audit work in relation to compliance with section 404 of the US Sarbanes-Oxley Act.

Audit-related assurance services required by legislation to be provided by the auditors mainly comprises review of the half-year report.

Other assurance services comprise assurance in respect of the Group's sustainability reporting, economic contribution reporting, and other non-statutory reporting.

Fees payable to the Group's auditors for other services

Other services provided in FY2024 and FY2023 primarily relate to an independent assessment of technology project governance. No amounts were payable for other services in FY2022.

37 BHP Group Limited

BHP Group Limited does not present unconsolidated parent company Financial Statements. Selected financial information of the BHP Group Limited parent company is as follows:

	2024 US$M	2023 US$M
Income statement information for the financial year		
Profit after taxation for the year	13,696	10,924
Total comprehensive income	13,695	10,925
Balance sheet information as at the end of the financial year		
Current assets	9,026	3,579
Total assets	45,443	39,232
Current liabilities	1,531	1,476
Total liabilities	1,734	1,637
Share capital	4,611	4,449
Treasury shares	(36)	(41)
Reserves	161	165
Retained earnings	38,973	33,022
Total equity	43,709	37,595

Parent company guarantees

BHP Group Limited has guaranteed certain financing arrangements available to subsidiaries of US$4,856 million at 30 June 2024 (2023: US$5,499 million).

BHP Group Limited and its wholly owned subsidiary BHP Group (UK) Ltd (formerly BHP Group Plc) have severally, fully and unconditionally guaranteed the payment of the principal and premium, if any, and interest, including certain additional amounts that may be payable in respect of the notes issued by 100 per cent owned finance subsidiary, BHP Billiton Finance (USA) Ltd. BHP Group Limited and BHP Group (UK) Ltd have guaranteed the payment of such amounts when they become due and payable, whether on an interest payment date, at the stated maturity of the notes, by declaration or acceleration, call for redemption or otherwise. The guaranteed liabilities at 30 June 2024 amounted to US$3,500 million (2023: US$4,234 million). In addition, BHP Group Limited and BHP Group (UK) Ltd have severally guaranteed a Group Revolving Credit Facility of US$5,500 million (2023: US$5,500 million), which remains undrawn.

BHP Group Limited has severally, fully and unconditionally guaranteed the payment of principal and premium, if any, and interest related to US$7,500 million (2023: US$2,750 million) of US Global bonds issued by BHP Billiton Finance (USA).

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 191

38 Deed of Cross Guarantee

BHP Group Limited together with certain wholly owned subsidiaries set out below have entered into a Deed of Cross Guarantee (Deed) dated 6 June 2016 or have subsequently joined the Deed by way of an Assumption Deed. The effect of the Deed is that BHP Group Limited has guaranteed to pay any outstanding liabilities upon the winding up of any wholly owned subsidiary that is party to the Deed. Wholly owned subsidiaries that are party to the Deed have also given a similar guarantee in the event that BHP Group Limited or another party to the Deed is wound up.

On 2 May 2023, BHP Lonsdale Investments Pty Ltd (a wholly owned subsidiary of BHP Group Limited that is a party to the Deed) acquired OZ Minerals Pty Ltd (formerly OZ Minerals Ltd). OZ Minerals Pty Ltd and certain of its wholly owned subsidiaries were added as parties to the Deed by way of an Assumption Deed effective 27 June 2024. OZ Minerals Pty Ltd was a disclosing entity for part of FY2024 and is relying on relief granted by ASIC under ASIC Instrument 24-0213 (Specific ASIC Instrument). The Specific ASIC Instrument relieves OZ Minerals Pty Ltd and its directors from certain provisions of the Corporations Act 2001 (Cth) including the requirements for preparation, audit and lodgement of financial reports and a directors' report for FY2024. It also relieves BHP Group Limited from financial reporting obligations to the extent that any non-compliance with those obligations arises merely from the inclusion of notes that have been prepared pursuant to section 6 of the *ASIC Corporations (Wholly-owned Companies) Instrument 2016/785* (ASIC Instrument).

The following companies are parties to the Deed and members of the Closed Group as at 30 June 2024:

BHP (Towage Services) Pty Ltd[1]	OS ACPM Pty Ltd[1]
BHP Direct Reduced Iron Pty Limited	OS MCAP Pty Ltd[1]
BHP Iron Ore Pty Ltd[1]	UMAL Consolidated Pty Ltd[1]
BHP Minerals Pty Ltd[1]	BHP Freight Pty Ltd
BHP WAIO Pty Ltd[1]	BHP Group Operations Pty Ltd[1]
Pilbara Gas Pty Limited	BHP Innovation Pty Ltd
BHP Coal Pty Ltd[1]	BHP Lonsdale Investments Pty Ltd
BHP MetCoal Holdings Pty Ltd[1]	BHP Minerals Holdings Proprietary Limited[1]
Broadmeadow Mine Services Pty Ltd	BHP Nickel West Pty Ltd[1]
Central Queensland Services Pty Ltd	BHP Olympic Dam Corporation Pty Ltd[1]
Hay Point Services Pty Limited	The Broken Hill Proprietary Company Pty Ltd[1]
BHP Yakabindie Nickel Pty Ltd[1]	OZ Minerals Brazil (Holdings) Pty Ltd[1,2]
OZ Minerals Pty Ltd[1,2]	OZ Minerals Musgrave Holdings Pty Ltd[2]
OZ Minerals Prominent Hill Pty Ltd[1,2]	OZ Minerals Prominent Hill Operations Pty Ltd[1,2]
Carrapateena Pty Ltd[1,2]	OZM Carrapateena Pty Ltd[2]
Minotaur Resources Holdings Pty Ltd[1,2]	Avanco Resources Pty Ltd[1,2]
OZ Minerals Carrapateena Pty Ltd[1,2]	OZ Minerals Musgrave Operations Pty Ltd[2]

1. For the year ended 30 June 2024, these companies have relied on relief from the Corporations Act 2001 (Cth) requirements for preparation, audit and lodgement of financial reports and directors' reports pursuant to the ASIC Instrument or the Specific ASIC Instrument (as applicable) and the Deed.
2. These companies were added to the Deed by way of an Assumption Deed effective 27 June 2024.

A Consolidated Statement of Comprehensive Income and Retained Earnings and Consolidated Balance Sheet, comprising BHP Group Limited and the wholly owned subsidiaries that are party to the Deed for the years ended 30 June 2024 and 30 June 2023 are as follows:

Consolidated Statement of Comprehensive Income and Retained Earnings	**2024 US$M**	2023 US$M
Revenue	**34,404**	32,649
Other income	**4,508**	5,553
Expenses excluding net finance costs	**(26,369)**	(21,703)
Net finance costs	**(1,466)**	(1,002)
Total taxation expense	**(2,640)**	(3,562)
Profit after taxation	**8,437**	11,935
Total other comprehensive income	**–**	–
Total comprehensive income	**8,437**	11,935
Retained earnings at the beginning of the financial year	**38,667**	40,196
Net effect on retained earnings of entities added to/removed from the Deed	**14**	–
Profit after taxation for the year	**8,437**	11,935
Transfers to and from reserves	**(32)**	(44)
Dividends	**(7,712)**	(13,420)
Retained earnings at the end of the financial year	**39,374**	38,667

192 BHP Annual Report 2024 1 Consolidated Financial Statements continued 38 Deed of Cross Guarantee continued 2024 2023 Consolidated Balance Sheet US$M US$M ASSETS Current assets Cash and cash equivalents 9 3 Trade and other receivables 2,380 1,678 Loans to related parties 12,494 6,123 Other financial assets 215 4 Inventories 2,869 2,344 Current tax assets – 79 Other 101 113 Total current assets 18,068 10,344 Non-current assets Trade and other receivables 37 34 Other financial assets 464 326 Inventories 545 546 Property, plant and equipment 41,430 37,069 Intangible assets 1,368 1,140 Investments in Group companies 27,552 33,176 Other 2 6 Total non-current assets 71,398 72,297 Total assets 89,466 82,641 LIABILITIES Current liabilities Trade and other payables 4,126 3,574 Loans from related parties 28,306 19,564 Interest bearing liabilities 216 5,168 Other financial liabilities 13 –Current tax payable 39 –Provisions 1,913 1,961 Deferred income 4 4 Total current liabilities 34,617 30,271 Non-current liabilities Trade and other payables 47 5 Loans from related parties 4,041 2,800 Interest bearing liabilities 783 657 Other financial liabilities 1 38 Deferred tax liabilities 596 773 Provisions 4,788 4,408 Deferred income 2 3 Total non-current liabilities 10,258 8,684 Total liabilities 44,875 38,955 Net assets 44,591 43,686 EQUITY Share capital – BHP Group Limited 4,899 4,737 Treasury shares (36) (41) Reserves 354 323 Retained earnings 39,374 38,667 Total equity 44,591 43,686

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 193 39 New and amended accounting standards and interpretations and changes to accounting policies New and amended accounting pronouncements adopted in the current year Amendment to IAS 12/AASB112 ‘Income taxes’ (IAS 12) At 30 June 2023, the Group adopted amendments to IAS 12 issued by the IASB and AASB on 23 May 2023 and 27 June 2023, respectively, in relation to the Organisation for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) Pillar Two income tax. The amendments introduced a temporary exception to the requirements of IAS 12 under which a company does not recognise or disclose information about deferred tax assets and liabilities related to the proposed Pillar Two model rules. At 30 June 2024, having applied the temporary exception in the prior reporting period, the Group is required to disclose the potential impacts of Pillar Two income taxes. Refer to note 6 ‘Income tax expense’ for more information. Amendment to IAS 1/AASB 101 ‘Presentation of Financial Statements’ (IAS 1) On 1 July 2023, the Group adopted amendments to IAS 1 that require entities to disclose their material accounting policy information rather than their significant accounting policies. The amendments did not significantly impact the Group’s Financial Statements. New and amended accounting pronouncements on issue but not yet effective IFRS 18/AASB 18 ‘Presentation and Disclosure in Financial Statements’ (IFRS 18) On 9 April 2024 and 14 June 2024, the IASB and AASB, respectively, issued IFRS 18 which will replace IAS 1 ‘Presentation of Financial Statements’ for reporting periods beginning on or after 1 January 2027, with early application permitted. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified roles of the primary financial statements and the notes. Further, the classification of interest and dividends within the statement of cash flows will change for some entities. Management is currently assessing the impact of IFRS 18 on presentation and disclosures in the Group’s Financial Statements. A number of other accounting standards and interpretations have been issued and will be applicable in future periods. While these remain subject to ongoing assessment, no significant impacts have been identified to date. These pronouncements have not been applied in the preparation of these Financial Statements.

194 BHP Annual Report 2024

2 Consolidated entity disclosure statement

In accordance with the requirements of Subsection 295(3A) of the Australian Corporations Act 2001 (Cth), set out below is the consolidated entity disclosure statement disclosing information in respect of BHP Group Limited and entities it controlled at 30 June 2024.

		Body corporates		Tax residency	
Entity name	Body corporate, partnership or trust	Place incorporated or formed	Percentage of share capital held	Australian or foreign[1]	Foreign jurisdiction(s)
BHP Group Limited	Body corporate	Australia	N/A	Australian	N/A
Agnew Pastoral Company Pty Ltd	Body corporate	Australia	100%	Australian	N/A
Albion Downs Pty Limited[2]	Body corporate	Australia	100%	Australian	N/A
Avanco Holdings Pty Ltd	Body corporate	Australia	100%	Australian	N/A
Avanco Resources Pty Ltd	Body corporate	Australia	100%	Australian	N/A
AVB Brazil Pty Ltd	Body corporate	Australia	100%	Australian	N/A
AVB Carajas Holdings Pty Ltd	Body corporate	Australia	100%	Australian	N/A
AVB Copper Pty Ltd	Body corporate	Australia	100%	Australian	N/A
AVB Minerals Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP (AUS) DDS Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP (Towage Services) Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Aluminium Australia Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Billiton Finance (USA) Limited	Body corporate	Australia	100%	Australian	N/A
BHP Billiton Finance Limited	Body corporate	Australia	100%	Australian	N/A
BHP Billiton SSM Development Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Capital No. 20 Pty Limited	Body corporate	Australia	100%	Australian	N/A
BHP Coal Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Direct Reduced Iron Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Energy Coal Australia Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Freight Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Group Operations Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Innovation Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP IO Mining Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP IO Workshop Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Iron Ore (Jimblebar) Pty Ltd	Body corporate	Australia	85%	Australian	N/A
BHP Iron Ore Holdings Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Iron Ore Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Lonsdale Investments Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Manganese Australia Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Marine & General Insurances Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Metals Exploration Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP MetCoal Holdings Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Minerals Holdings Proprietary Limited	Body corporate	Australia	100%	Australian	N/A
BHP Minerals Pty Ltd[3]	Body corporate	Australia	100%	Australian	N/A
BHP Nickel Operations Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Nickel West Pty Ltd[2]	Body corporate	Australia	100%	Australian	N/A
BHP Olympic Dam Corporation Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Queensland Coal Investments Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Shared Business Services Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP SSM Indonesia Holdings Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP SSM International Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Titanium Minerals Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Towage Services (Boodarie) Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Towage Services (Iron Brolga) Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Towage Services (Iron Corella) Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Towage Services (Iron Ibis) Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Towage Services (Iron Kestrel) Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Towage Services (Iron Osprey) Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Towage Services (Iron Whistler) Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Towage Services (Mallina) Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Towage Services (Iron Quail) Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Towage Services (RT Atlantis) Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Towage Services (RT Clerke) Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Towage Services (RT Darwin) Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Towage Services (RT Discovery) Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Towage Services (RT Endeavour) Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Towage Services (RT Enterprise) Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Towage Services (RT Imperieuse) Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Towage Services (RT Inspiration) Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Towage Services (Iron Wren) Pty Ltd	Body corporate	Australia	100%	Australian	N/A

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 195

Entity name	Body corporate, partnership or trust	Body corporates		Tax residency	
		Place incorporated or formed	Percentage of share capital held	Australian or foreign[1]	Foreign jurisdiction(s)
BHP Towage Services (Iron Robin) Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Towage Services (RT Tough) Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP WAIO Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Western Mining Resources International Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BHP Yakabindie Nickel Pty Ltd	Body corporate	Australia	100%	Australian	N/A
Billiton Australia Finance Pty Ltd	Body corporate	Australia	100%	Australian	N/A
BM Alliance Coal Marketing Pty Limited	Body corporate	Australia	50%	Australian	N/A
BM Alliance Coal Operations Pty Limited	Body corporate	Australia	50%	Australian	N/A
Broadmeadow Mine Services Pty Ltd	Body corporate	Australia	100%	Australian	N/A
Carrapateena Pty Ltd	Body corporate	Australia	100%	Australian	N/A
Cassini Resources Pty Ltd	Body corporate	Australia	100%	Australian	N/A
Central Queensland Services Pty Ltd	Body corporate	Australia	100%	Australian	N/A
Coal Mines Australia Pty Ltd	Body corporate	Australia	100%	Australian	N/A
Crossbow Resources Pty Ltd	Body corporate	Australia	100%	Australian	N/A
CTP Assets Pty Ltd	Body corporate	Australia	100%	Australian	N/A
CTP Operations Pty Ltd	Body corporate	Australia	100%	Australian	N/A
Estrela Metals Pty Ltd	Body corporate	Australia	100%	Australian	N/A
Hay Point Services Pty Limited	Body corporate	Australia	100%	Australian	N/A
Hunter Valley Energy Coal Pty Ltd	Body corporate	Australia	100%	Australian	N/A
Minotaur Resources Holdings Pty Ltd	Body corporate	Australia	100%	Australian	N/A
Mt Arthur Coal Pty Limited	Body corporate	Australia	100%	Australian	N/A
Mt Arthur Underground Pty Ltd	Body corporate	Australia	100%	Australian	N/A
OS ACPM Pty Ltd	Body corporate	Australia	100%	Australian	N/A
OS MCAP Pty Ltd	Body corporate	Australia	100%	Australian	N/A
OZ Exploration Pty Ltd	Body corporate	Australia	100%	Australian	N/A
OZ Minerals Brazil (Holdings) Pty Ltd	Body corporate	Australia	100%	Australian	N/A
OZ Minerals Carrapateena Pty Ltd	Body corporate	Australia	100%	Australian	N/A
OZ Minerals Equity Pty Ltd	Body corporate	Australia	100%	Australian	N/A
OZ Minerals Group Treasury Pty Ltd	Body corporate	Australia	100%	Australian	N/A
OZ Minerals Holdings Pty Ltd	Body corporate	Australia	100%	Australian	N/A
OZ Minerals International (Holdings) Pty Ltd	Body corporate	Australia	100%	Australian	N/A
OZ Minerals Investments Pty Ltd	Body corporate	Australia	100%	Australian	N/A
OZ Minerals Musgrave Holdings Pty Ltd	Body corporate	Australia	100%	Australian	N/A
OZ Minerals Musgrave Operations Pty Ltd	Body corporate	Australia	100%	Australian	N/A
OZ Minerals Prominent Hill Operations Pty Ltd	Body corporate	Australia	100%	Australian	N/A
OZ Minerals Prominent Hill Pty Ltd	Body corporate	Australia	100%	Australian	N/A
OZ Minerals Pty Ltd	Body corporate	Australia	100%	Australian	N/A
OZ Minerals Services Pty Ltd	Body corporate	Australia	100%	Australian	N/A
OZ Minerals Zinifex Holdings Pty Ltd	Body corporate	Australia	100%	Australian	N/A
OZM Carrapateena Pty Ltd	Body corporate	Australia	100%	Australian	N/A
Pilbara Gas Pty Limited	Body corporate	Australia	100%	Australian	N/A
Pilbara Pastoral Company Pty Limited[4]	Body corporate	Australia	25%	Australian	N/A
The Broken Hill Proprietary Company Pty Ltd	Body corporate	Australia	100%	Australian	N/A
UMAL Consolidated Pty Ltd	Body corporate	Australia	100%	Australian	N/A
United Iron Pty Ltd	Body corporate	Australia	100%	Australian	N/A
Wirraway Metals & Mining Pty Ltd	Body corporate	Australia	100%	Australian	N/A
WMC Finance (USA) Limited	Body corporate	Australia	100%	Australian	N/A
ZRUS Holdings Pty Ltd	Body corporate	Australia	100%	Australian	N/A
Ethel Creek Company Partnership	Partnership	N/A	N/A	Australian[5]	N/A
Mt Keith Pastoral Partnership	Partnership	N/A	N/A	Australian[5]	N/A
ARL Holdings Ltd	Body corporate	Bermuda	100%	Foreign	Bermuda
ARL South America Exploration Ltd	Body corporate	Bermuda	100%	Foreign	Bermuda
SLM Santa Lucia Mineracao Ltda	Body corporate	Brazil	100%	Foreign	Brazil
ACG Mineracao Ltda	Body corporate	Brazil	100%	Foreign	Brazil
Araguaia Participações Ltda	Body corporate	Brazil	100%	Foreign	Brazil
Avanco Resources Mineracao Ltda	Body corporate	Brazil	100%	Foreign	Brazil
AVB Mineracao Ltda	Body corporate	Brazil	100%	Foreign	Brazil
BHP Billiton Brasil Ltda	Body corporate	Brazil	100%	Foreign	Brazil
BHP Internacional Participacoes Ltda	Body corporate	Brazil	100%	Foreign	Brazil
Consórcio Santos Luz de Imóveis Ltda	Body corporate	Brazil	90%	Foreign	Brazil
Jenipapo Recursos Naturais Ltda.	Body corporate	Brazil	100%	Foreign	Brazil
MCT Mineracao Ltda	Body corporate	Brazil	100%	Foreign	Brazil
Mineracao Aguas Boas Ltda	Body corporate	Brazil	100%	Foreign	Brazil

196 **BHP** Annual Report 2024

2 Consolidated entity disclosure statement continued

Entity name	Body corporate, partnership or trust	Body corporates		Tax residency	
		Place incorporated or formed	Percentage of share capital held	Australian or foreign[1]	Foreign jurisdiction(s)
WMC Mineracao Ltda.	Body corporate	Brazil	100%	Foreign	Brazil
BHP Billiton UK Holdings Limited	Body corporate	British Virgin Islands	100%	Foreign	United Kingdom
BHP Billiton UK Investments Limited	Body corporate	British Virgin Islands	100%	Foreign	United Kingdom
BHP Canada Inc.	Body corporate	Canada	100%	Foreign	Canada
BHP Investments Canada Inc	Body corporate	Canada	100%	Foreign	Canada
BHP World Exploration Inc.	Body corporate	Canada	100%	Foreign	Canada
Rio Algom Exploration Inc.	Body corporate	Canada	100%	Foreign	Canada
Rio Algom Investments (Chile) Inc	Body corporate	Canada	100%	Foreign	Canada
Rio Algom Limited	Body corporate	Canada	100%	Foreign	Canada
Global BHP Copper Ltd.	Body corporate	Cayman Islands	100%	Foreign	Cayman Islands
RAL Cayman Inc.	Body corporate	Cayman Islands	100%	Foreign	Cayman Islands
Riocerro Inc	Body corporate	Cayman Islands	100%	Foreign	Cayman Islands
Riochile Inc	Body corporate	Cayman Islands	100%	Foreign	Cayman Islands
BHP Chile Inversiones Limitada	Body corporate	Chile	100%	Foreign	Chile
BHP Exploration Chile SpA	Body corporate	Chile	100%	Foreign	Chile
Compania Minera Cerro Colorado Limitada	Body corporate	Chile	100%	Foreign	Chile
Kelti S.A.	Body corporate	Chile	57.50%	Foreign	Chile
Minera Escondida Ltda	Body corporate	Chile	57.50%	Foreign	Chile
Minera Spence SA	Body corporate	Chile	100%	Foreign	Chile
Operation Services Chile SpA	Body corporate	Chile	100%	Foreign	Chile
Tamakaya Energia SpA	Body corporate	Chile	100%	Foreign	Chile
BHP Billiton International Trading (Shanghai) Co., Ltd.	Body corporate	China	100%	Foreign	China
BHP Minerals (Shanghai) Co., Ltd	Body corporate	China	100%	Foreign	China
Cerro Quebrado S.A.	Body corporate	Ecuador	100%	Foreign	Ecuador
Stein Insurance Company Limited	Body corporate	Guernsey	100%	Foreign	Guernsey
BHP Marketing Services India Pvt Ltd	Body corporate	India	100%	Foreign	India
BHP Minerals India Pvt Limited	Body corporate	India	100%	Foreign	India
PT Billiton Indonesia	Body corporate	Indonesia	100%	Foreign	Indonesia
Billiton Investments Ireland Limited	Body corporate	Ireland	100%	Foreign	Ireland
OZ Minerals Jamaica Limited	Body corporate	Jamaica	100%	Foreign	Jamaica
BHP Japan Limited	Body corporate	Japan	100%	Foreign	Japan
BMA Japan KK	Body corporate	Japan	50%	Foreign	Japan
BHP Billiton Services Jersey Limited	Body corporate	Jersey	100%	Foreign	Jersey
BHP Billiton Limited Employee Equity Trust	Trust	N/A	N/A	N/A	N/A
Billiton Employee Share Ownership Trust	Trust	N/A	N/A	N/A	N/A
Avanco Lux S.ar.l	Body corporate	Luxembourg	100%	Foreign	Luxembourg
Avanco Lux S.C.S.	Body corporate	Luxembourg	100%	Foreign	Luxembourg
BHP Shared Services Malaysia Sdn. Bhd.	Body corporate	Malaysia	100%	Foreign	Malaysia
BHP Billiton Company B.V.	Body corporate	Netherlands	100%	Foreign	Netherlands
BHP Billiton Finance B.V.	Body corporate	Netherlands	100%	Foreign	United Kingdom, Netherlands[6]
BHP Billiton International Metals B.V.	Body corporate	Netherlands	100%	Foreign	Netherlands
Billiton Development B.V.	Body corporate	Netherlands	100%	Foreign	Netherlands
Billiton Guinea B.V.	Body corporate	Netherlands	100%	Foreign	United Kingdom, Netherlands[6]
Billiton Investment 3 B.V.	Body corporate	Netherlands	100%	Foreign	United Kingdom, Netherlands[6]
Billiton Investment 8 B.V.	Body corporate	Netherlands	100%	Foreign	United Kingdom, Netherlands[6]
Billiton Marketing Holding B.V.	Body corporate	Netherlands	100%	Foreign	Netherlands
Billiton Suriname Holdings B.V.	Body corporate	Netherlands	100%	Foreign	United Kingdom, Netherlands[6]
Marcona International, S.A.	Body corporate	Panama	100%	Foreign	Panama
OZ Minerals Peru S.A.C.	Body corporate	Peru	100%	Foreign	Peru
BHP Billiton (Philippines) Inc.	Body corporate	Philippines	99.99%	Foreign	Philippines
BHP Shared Services Philippines Inc.	Body corporate	Philippines	99.99%	Foreign	Philippines
QNI Philippines Inc	Body corporate	Philippines	99.99%	Foreign	Philippines
BHP Metals Exploration d.o.o. Beograd	Body corporate	Serbia	100%	Foreign	Serbia
BHP Billiton Freight Singapore Pte Limited	Body corporate	Singapore	100%	Foreign	Singapore
BHP Billiton Marketing Asia Pte Ltd.	Body corporate	Singapore	100%	Foreign	Singapore
BM Alliance Marketing Pte Ltd	Body corporate	Singapore	50%	Foreign	Singapore
OZ Minerals Insurance Pte Ltd	Body corporate	Singapore	100%	Foreign	Singapore
Westminer Insurance Pte Ltd	Body corporate	Singapore	100%	Foreign	Singapore

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 197

		Body corporates		Tax residency	
Entity name	Body corporate, partnership or trust	Place incorporated or formed	Percentage of share capital held	Australian or foreign[1]	Foreign jurisdiction(s)
Consolidated Nominees (Proprietary) Limited	Body corporate	South Africa	100%	Foreign	South Africa
Phoenix Mining Finance Company Proprietary Limited	Body corporate	South Africa	100%	Foreign	South Africa
BHP Midgard A.B.	Body corporate	Sweden	100%	Foreign	Sweden
BHP Billiton Marketing AG	Body corporate	Switzerland	100%	Foreign	Switzerland
BHP Billiton (UK) DDS Limited	Body corporate	United Kingdom	100%	Foreign	United Kingdom
BHP Billiton (UK) Limited	Body corporate	United Kingdom	100%	Foreign	United Kingdom
BHP Billiton Finance PLC	Body corporate	United Kingdom	100%	Foreign	United Kingdom
BHP Billiton Group Limited	Body corporate	United Kingdom	100%	Foreign	United Kingdom
BHP Billiton Holdings Limited	Body corporate	United Kingdom	100%	Foreign	United Kingdom
BHP Billiton International Services Limited	Body corporate	United Kingdom	100%	Foreign	United Kingdom
BHP Billiton Marketing UK Limited	Body corporate	United Kingdom	100%	Foreign	United Kingdom
BHP Billiton Petroleum Great Britain Limited	Body corporate	United Kingdom	100%	Foreign	United Kingdom
BHP Billiton Sustainable Communities	Body corporate	United Kingdom	100%	Foreign	United Kingdom
BHP BK Limited	Body corporate	United Kingdom	100%	Foreign	United Kingdom
BHP Finance Limited	Body corporate	United Kingdom	100%	Foreign	United Kingdom
BHP Group (UK) Ltd	Body corporate	United Kingdom	100%	Foreign	United Kingdom
BHP Group Holdings Limited	Body corporate	United Kingdom	100%	Foreign	United Kingdom
BHP Holdings Limited	Body corporate	United Kingdom	100%	Foreign	United Kingdom
BHP International Services Limited	Body corporate	United Kingdom	100%	Foreign	United Kingdom
BHP Marketing UK Limited	Body corporate	United Kingdom	100%	Foreign	United Kingdom
BHP Minerals Europe Limited	Body corporate	United Kingdom	100%	Foreign	United Kingdom
Billiton Executive Pension Scheme Trustee Limited	Body corporate	United Kingdom	100%	Foreign	United Kingdom
141 Union Company	Body corporate	United States	100%	Foreign	United States
BHP Chile Inc.	Body corporate	United States	100%	Foreign	United States
BHP Copper Inc	Body corporate	United States	100%	Foreign	United States
BHP Escondida Inc.[7]	Body corporate	United States	100%	Foreign	United States
BHP Finance (International) Inc.	Body corporate	United States	100%	Foreign	United States
BHP Foreign Holdings Inc.	Body corporate	United States	100%	Foreign	United States
BHP Foundation	Body corporate	United States	0%	Foreign	United States
BHP Holdings (International) Inc.	Body corporate	United States	100%	Foreign	United States
BHP Holdings (USA) Inc.	Body corporate	United States	100%	Foreign	United States
BHP Holdings International (Investments) Inc.	Body corporate	United States	100%	Foreign	United States
BHP International Finance Corp.	Body corporate	United States	100%	Foreign	United States
BHP Marketing North America Inc.	Body corporate	United States	100%	Foreign	United States
BHP Mineral Resources Inc.	Body corporate	United States	100%	Foreign	United States
BHP Minerals Exploration Inc.	Body corporate	United States	100%	Foreign	United States
BHP Minerals International Exploration Inc.	Body corporate	United States	100%	Foreign	United States
BHP Minerals International LLC	Body corporate	United States	100%	Foreign	United States
BHP Minerals Service Company	Body corporate	United States	100%	Foreign	United States
BHP New Mexico Coal Inc.	Body corporate	United States	100%	Foreign	United States
BHP Peru Holdings Inc.	Body corporate	United States	100%	Foreign	United States
BHP Queensland Coal Limited	Body corporate	United States	100%	Australian	United States
BHP Resolution Holdings LLC	Body corporate	United States	100%	Foreign	United States
BHP Ventures US Inc	Body corporate	United States	100%	Foreign	United States
Carson Hill Gold Mining Corporation	Body corporate	United States	100%	Foreign	United States
Rio Algom Mining LLC	Body corporate	United States	100%	Foreign	United States
WMC Corporate Services Inc.	Body corporate	United States	100%	Foreign	United States

1. Whether an entity was an Australian resident or foreign resident within the meaning of the *Income Tax Assessment Act 1997* has been determined in accordance with the Commissioner of Taxation's public guidance, including TR 2018/5 and PCG 2018/9.
2. Entity is a partner in the Mt Keith Pastoral Partnership.
3. Entity is a participant in the BHP Iron Ore (Jimblebar) Pty Ltd joint venture and partner in the Ethel Creek Partnership.
4. Entity is a partner in the Ethel Creek Company Partnership.
5. The partners of this partnership are incorporated in Australia.
6. Entity is a tax resident of the United Kingdom for the purposes of the United Kingdom-Netherlands double tax agreement.
7. Entity is a participant in the Minera Escondida Ltda joint venture.

198 BHP Annual Report 2024 3 Directors’ declaration In accordance with a resolution of the Directors of BHP Group Limited, the Directors declare that: (a) in the Directors’ opinion the Financial Statements and notes are in accordance with the Australian Corporations Act 2001 (Cth), including: (i) complying with the applicable Accounting Standards and the Australian Corporations Regulations 2001 (Cth); and (ii) giving a true and fair view of the assets, liabilities, financial position and profit or loss of BHP Group Limited and the Group as at 30 June 2024 and of their performance for the year ended 30 June 2024 (b) in the Directors’ opinion the consolidated entity disclosure statement required by Subsection 295(3A) of the Australian Corporations Act 2001 (Cth), as disclosed in section 2 ‘Consolidated entity disclosure statement’, is true and correct (c) the Financial Statements comply with International Financial Reporting Standards, as disclosed in the Basis of preparation to the Financial Statements (d) to the best of the Directors’ knowledge, the management report (comprising the Operating and Financial Review and Directors’ Report) includes a fair review of the development and performance of the business and the position of BHP Group Limited and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that the Group faces (e) in the Directors’ opinion there are reasonable grounds to believe that BHP Group Limited will be able to pay its debts as and when they become due and payable (f) as at the date of this declaration, there are reasonable grounds to believe that BHP Group Limited and each of the members of the Closed Group identified in note 38 to the Financial Statements will be able to meet any liabilities to which they are, or may become, subject because of the Deed of Cross Guarantee between BHP Group Limited and those group entities pursuant to ASIC Corporations (Wholly-owned Companies) Instrument 2016/785 and, in respect of OZ Minerals Pty Ltd, ASIC Instrument 24-0213 (g) the Directors have been given the declarations required by Section 295A of the Australian Corporations Act 2001 (Cth) from the Chief Executive Officer and Chief Financial Officer for the financial year ended 30 June 2024 Signed in accordance with a resolution of the Board of Directors. Ken MacKenzie Mike Henry Chair Chief Executive Officer 27 August 2024

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 199 4 Lead Auditor’s Independence Declaration under Section 307C of the Australian Corporations Act 2001 Auditor’s independence declaration to the directors of BHP Group Limited As lead auditor for the audit of the financial report of BHP Group Limited for the financial year ended 30 June 2024, I declare to the best of my knowledge and belief, there have been: (a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; (b) no contraventions of any applicable code of professional conduct in relation to the audit; and (c) no non-audit services provided that contravene any applicable code of professional conduct in relation to the audit. This declaration is in respect of BHP Group Limited and the entities it controlled during the financial year. Ernst & Young Rodney Piltz Partner Melbourne 27 August 2024 A member firm of Ernst & Young Global Limited Liability limited by a scheme approved under Professional Standards Legislation

200 BHP Annual Report 2024 5 Independent auditor’s report to the members of BHP Group Limited Report on the audit of the financial report Opinion We have audited the financial report of BHP Group Limited (the Company) and its subsidiaries (collectively the Group), which comprises the consolidated balance sheet as at 30 June 2024, the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, notes to the financial statements, including material accounting policy information, the consolidated entity disclosure statement and the directors’ declaration. In our opinion, the accompanying financial report of the Group is in accordance with the Corporations Act 2001, including: a. Giving a true and fair view of the consolidated financial position of the Group as at 30 June 2024 and of its consolidated financial performance for the year ended on that date; and b. Complying with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), Australian Accounting Standards and the Corporations Regulations 2001. Basis for opinion We conducted our audit in accordance with Australian Auditing Standards (ASAs) and International Standards on Auditing issued by the International Auditing and Assurance Standards Board (ISAs). Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Our consideration of climate change The Group has assessed climate-related risks as threats and opportunities that have the potential to impact the financial statements as outlined in Note 16 of the financial report. These risks and opportunities include both transition risks and physical risks arising from climate change and the transition to a low carbon economy (climate change). Our audit, with the assistance of our climate change specialists, considered the climate-related risks and opportunities that have the potential to materially impact the basis of preparation, including the key judgements and estimates exercised by the Group in the preparation of the financial report. The Group has incorporated its current climate change strategy, including Board approved commitments and actions in the basis of preparation of the financial report, reflecting the Group’s best estimate of the potential impact to the financial statements as at 30 June 2024. The impacts of climate change are most material to the judgements and estimates involved in the assessment of the carrying value of property, plant and equipment and the determination of closure and rehabilitation provisions. Key audit matters Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report of the current year. These matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, but we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context. We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the financial report section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial report. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial report. A member firm of Ernst & Young Global Limited Liability limited by a scheme approved under Professional Standards Legislation

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 201

Assessment of the carrying value of property, plant and equipment

Why significant	How our audit addressed the key audit matter
Refer to Note 11 'Property, plant and equipment' and Note 13 'Impairment of non-current assets'. Accounting standards require an assessment of indicators of impairment and impairment reversal annually, or more frequently if indicators of impairment exist, for each cash generating unit (CGU). The Group's assessment of indicators of impairment and impairment reversal included an evaluation of geo-political risks, regulatory and legislative changes, macro-economic disruptions, commodity price forecasts, reserve estimates, forecast operating and capital expenditure and asset performance. The Group focused on the CGUs that were the most susceptible to changes in key input assumptions. The key input assumptions in the Group's determination of indicators of impairment or impairment reversal, which influence whether or not an estimate of the recoverable amount of a CGU is required were as follows: – Commodity prices: assumptions in relation to commodity price forecasts are inherently uncertain. There is a risk that the assumptions are not reasonable and may not appropriately reflect changes in supply and demand, including the impact of climate change. – Reserves: assessing the estimation of reserves is complex as there is significant estimation uncertainty in assessing the quantities of reserves, and the amount that will be economically recovered based on future production estimates over the asset life, including the impact of climate change. – Discount rates: given the long life of the Group's assets, CGU recoverable amounts are sensitive to the discount rate applied. Determining the appropriate discount rate to apply to a CGU is judgemental. During the year, the Group determined that indicators of impairment existed for the Western Australia Nickel CGU, requiring an impairment test to determine the recoverable amount of the CGU as disclosed in Note 13 of the financial report. The Group assessed the recoverable amount of the Western Australia Nickel CGU using a Fair Value Less Cost of Disposal methodology (FVLCD), as disclosed in Note 13 of the financial report. An impairment charge of US$3,800 million was recorded for the Western Australia Nickel CGU. The key input assumptions in the Group's determination of the recoverable amount are consistent to those identified above. The assessment of the indicators of impairment or impairment reversal and recoverable amount of the CGU was considered to be a key audit matter as it involved significant judgement. Auditing the recoverable amount of a CGU is complex and subjective due to the use of forward-looking estimates, which are inherently difficult to determine with precision. There is also a level of judgement applied by the Group in determining the key inputs into these forward-looking estimates. The Group's current climate change strategy continues to assess climate-related risks, including transition and physical risks. The Group's current understanding of the potential financial impacts of climate change have been incorporated into the assessment of indicators of impairment and impairment reversal, the results of which are disclosed in Notes 13 and 16 of the financial report.	The primary audit procedures we performed, amongst others, included the following: – We evaluated the design of, and tested the operating effectiveness of, the Group's controls over the assessment for indicators of impairment, impairment reversal and the assessment of the recoverable amount of the Western Australia Nickel CGU. – We performed an analysis for indicators of impairment and impairment reversal, which included considering the performance of the assets and external market conditions. Our procedures involved assessing the key inputs such as commodity price forecasts, discount rates, reserve estimation, operating and capital expenditure, comparable market data and asset performance. – We evaluated the historical accuracy of prior year's forecast cash flows by comparing to current year's actual cash flows. – We considered the impact of geo-political risks, regulatory and legislative changes and macro-economic disruptions as part of our evaluation of indicators of impairment and impairment reversal. – We involved our valuation specialists to assist in evaluating, amongst other matters, the discount rates applied and commodity price forecasts. – We assessed commodity price forecasts assumed by the Group against comparable market data. The Group uses internal and external experts to provide geological, metallurgical, mine planning and commodity price forecast information to support key assumptions in the assessment of indicators of impairment or impairment reversal and determination of the recoverable amount. With assistance from our mining reserves specialists, we examined the information provided by the Group's experts, including assessment of the reserve estimation methodology against the relevant industry and regulatory guidance. We also assessed the qualifications, competence and objectivity of the internal and external experts. Our procedures to address the recoverable amount of the Western Australia Nickel CGU included: – Evaluation of whether the methodology applied complied with the requirements of the relevant Accounting Standards; – Assessment of the commodity price forecasts adopted with reference to broker and analyst data; – Assessment of the discount rate adopted, with reference to external market data; – Determination of whether cash flow projections for operating and capital expenditure agreed to approved budgets and forecasts and assessment of the reasonableness of forecast cash flows against past performance of the CGU; – Assessment of the impacts of climate change as set out in our climate change related procedures below; – Assessed how a market participant would attribute value under a FVLCD methodology; – Performance of sensitivity analysis to evaluate the impact of reasonably possible changes in key assumptions such as commodity price forecasts, discount rates, production quantities, operating costs and capital expenditure; and – Testing the mathematical accuracy of the impairment model and calculated recoverable amount. *Climate change related procedures:* With the assistance of our climate change and valuation specialists we undertook the following procedures: – Evaluated how the impact of climate change, as outlined in Note 16 of the financial report, was reflected in commodity price forecasts and carbon price assumptions. – Assessed how strategies to mitigate transition and physical risks, such as the Group's committed expenditure on decarbonisation activities, were reflected into the forecast cashflows considered as part of the Group's assessment of indicators of impairment and impairment reversal. – Assessed the accuracy of the Group's disclosure regarding climate-related risks that have the potential to adversely impact long term steelmaking coal pricing and the carrying value of the Group's steelmaking coal CGU. – Considered the consistency of Other Information reported by the Group in relation to its climate change strategy, with the key estimates adopted in the Group's assessment of indicators of impairment and impairment reversal and recoverable amount of the Western Australia Nickel CGU. – Assessed the adequacy of the Group's climate change disclosures in Note 16 of the financial report. We assessed the adequacy of the disclosures included in Notes 11 and 13 of the financial report.

A member firm of Ernst & Young Global Limited
Liability limited by a scheme approved under Professional Standards Legislation

202 BHP Annual Report 2024 5 Independent auditor’s report to the members of BHP Group Limited continued Closure and rehabilitation provisions Why significant How our audit addressed the key audit matter Refer to Note 15 ‘Closure and rehabilitation provisions’. The primary audit procedures we performed, amongst others, included The Group has closure and rehabilitation obligations to restore and the following: rehabilitate environmental disturbances created by its operations and – We evaluated the design of, and tested the operating effectiveness related sites. of, the Group’s controls related to the determination of closure and These obligations arise from regulatory and legislative requirements rehabilitation provision estimates. across multiple jurisdictions. – We evaluated the Group’s legal and regulatory obligations for The key inputs used to determine the required closure and rehabilitation closure and rehabilitation, life of operation, future rehabilitation costs, provisions are: discount rates and timing of future cashflows. – Life of the operation or site; – We assessed whether the future rehabilitation costs were consistent with the closure plans prepared by the Group’s internal experts. – Estimated cost of future closure and rehabilitation activities; – We tested the mathematical accuracy of the closure and rehabilitation – Timing of the closure and rehabilitation activities; provision calculations. – Discount rates; and – We assessed the discount rates adopted to calculate the closure – Current regulatory and legislative requirements. and rehabilitation provisions, including benchmarking to comparable As a result of these inputs and the evaluation of climate-related risks market data. – With the assistance of our rehabilitation subject matter specialists, and strategies, closure and rehabilitation provisions have a high degree we evaluated a sample of closure and rehabilitation provisions for of estimation uncertainty with a wide potential range of reasonably operating and closed sites within the Group, including: possible outcomes. – Evaluation of the closure and rehabilitation plans with regard to Closure and rehabilitation provisions were considered to be a key audit applicable regulatory and legislative requirements; matter as the estimation of these provisions is complex, involves a high degree of judgement including the impacts of climate change and often – Evaluation of the methodology used by the Group’s internal mine requires specialist expertise to estimate the costs required to satisfy closure engineers against industry practice and our understanding closure and rehabilitation obligations. of the business; and The Group’s current understanding of the potential financial impacts of – Assessment of the reasonableness of the timing of cash flows climate change have been incorporated into the related estimates, to the and cost estimates against the closure and rehabilitation plan and extent they can be reliably measured, in the determination of the closure industry practice. and rehabilitation provisions, the results of which are disclosed in Notes – The Group has used internal and external experts to support 15 and 16 of the financial report. the estimation of the mine closure and rehabilitation provisions. With the assistance of our rehabilitation subject matter specialists, we assessed the qualifications, competence and objectivity of the internal and external experts and that the information provided by the Group’s internal and external experts has been appropriately reflected in the calculation of the closure and rehabilitation provisions. Climate change related procedures: With the assistance of our climate change and rehabilitation subject matter specialists, we undertook the following procedures: – Evaluated how physical risk has been incorporated into the closure and rehabilitation provision estimates, such as the Group’s current understanding of changes to long-term weather outlooks and the potential to impact site closure designs and post-closure monitoring activities. – Evaluated the consistency of Other Information reported by the Group in relation to its climate change strategy with the key inputs used to determine the closure and rehabilitation provisions. – For the Group’s steelmaking coal assets, we evaluated the potential for climate change to shorten mine operating lives and therefore impact the timing of closure activities. – Assessed the reasonableness of the Group’s disclosure of the Profile of closure and rehabilitation cashflows included in Note 16 of the financial report and the impact of a one-year acceleration to the Group’s steelmaking coal closure and rehabilitation provisions included in Note 16. We assessed the adequacy of the disclosures included in Notes 15 and 16 of the financial report. A member firm of Ernst & Young Global Limited Liability limited by a scheme approved under Professional Standards Legislation

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 203

Samarco dam failure provisions recognised and contingent liabilities disclosures

Why significant	How our audit addressed the key audit matter

Refer to Note 3 'Exceptional items', Note 4 'Significant events – Samarco dam failure' and Note 34 'Contingent liabilities'.
The provision at 30 June 2024 reflects the Group's best estimate of cash outflows required to resolve all aspects of the Federal Public Prosecution Office claim, being reparation, compensation and moral damages, and the Framework Agreement.
Significant uncertainty remains around the resolution of the Federal Public Prosecution Office Claim and the Framework Agreement obligations, and there is a risk that outcomes may be materially higher or lower than amounts reflected in the provision for the Samarco dam failure.
There were a number of significant judgements and disclosures made by the Group in relation to the Samarco dam failure, including:
– Determining the terms of any potential future outcome of the settlement negotiations;
– Quantifying the costs to resolve all aspects of the Federal Public Prosecution Office claim, being reparation, compensation and moral damages, and the Framework Agreement;
– Assessing the extent to which Samarco is able to directly fund any future obligations relating to reparation, compensation and moral damages;
– Considering possible outcomes of appeals relating to the judicial decision regarding collective moral damages;
– Determining the status, accounting treatment and quantification (if applicable) of the legal claims against BHP Group Limited, BHP Group (UK) Ltd, BHP Billiton Brasil Ltda and Samarco; and
– Disclosures relating to the contingent liabilities from the various legal claims and other circumstances that represent exposures to the Group.
We identified the Samarco dam failure provisions recognised, and contingent liabilities disclosures, as a key audit matter as auditing these estimates is complex. There is a high degree of estimation uncertainty, together with a wide range of reasonable outcomes. Significant judgement was required in relation to assessing the completeness and measurement of the estimated cash outflows related to the provisions and contingent liabilities, including the probability of the outflows.
	The primary audit procedures we performed, amongst others, included the following:
	– We assessed the design of, and tested the operating effectiveness of, the Group's controls over the Samarco dam failure accounting and disclosure process. This included testing controls over:
	  – The determination of the provision for the settlement of the Federal Public Prosecution Office claim and the Framework Agreement, including significant assumptions in the estimate of amounts payable, obligations to perform ongoing programs in relation to reparation and compensation, and the period over which any amounts payable may be made;
	  – The determination of the amount of funding Samarco is able to directly contribute to fund any future obligations; and
	  – The Group's assessment of the legal claims and determination of the associated provision and related contingent liability disclosures.
	– We assessed the key assumptions used to determine the provision recorded by the Group in relation to potential obligations by:
	  – Understanding the impact of any court decisions on the Federal Public Prosecution Office claim and the Framework Agreement;
	  – Determining whether or not it is possible to provide a range of outcomes or a reliable estimate of any potential settlement outcomes;
	  – Inquiring with the Group's subject matter experts regarding the cost estimate to resolve all aspects of the Federal Public Prosecution Office claim and to complete the various programs of work under the Framework Agreement;
	  – Evaluating the qualifications, competence and objectivity of the Group's subject matter experts, and the independent external party that contribute to the determination of the cash flow estimates by considering their qualifications, scope of work and remuneration structure;
	  – Comparing the nature and extent of remediation activities described in the Framework Agreement and any new obligations under any potential future settlement agreement, to the activities included in the cash flow forecasts;
	  – Selecting a sample of cost estimates included in the provision and considering the underlying supporting documentation;
	  – Assessing the extent to which Samarco is able to directly fund any future obligations relating to reparation, compensation and moral damages by:
	    – Comparison to Samarco's business plan and our understanding of the operations; and
	    – Performance of sensitivity analysis to evaluate the impact of reasonably possible changes in key assumptions such as commodity price forecasts, debt refinancing scenarios and tax contingencies;
	  – Testing the mathematical accuracy of the provision model;
	  – Assessing the period in which a provision change was recorded by understanding when the event that caused the change occurred;
	  – Evaluating the historical accuracy of prior year's forecasted cash flows with respect to the Group's current year actual cash flows; and
	  – Considering the claims and assessing their status and whether they now represent liabilities through:
	    – Inquiries with the Group's internal legal advisors, senior management, Group finance, and members of the Executive Leadership Team, with respect to the ongoing settlement negotiations;
	    – Inspection of correspondence with external legal advisors; and
	    – Independent confirmation letters received from external legal advisors.
	We assessed the disclosures regarding the environmental and legal contingent liabilities as included in Note 34, and the relevant disclosures regarding the significant events relating to Samarco dam failure as included in Note 4 against the disclosure requirements of the relevant Australian Accounting Standards.

A member firm of Ernst & Young Global Limited
Liability limited by a scheme approved under Professional Standards Legislation

204 BHP Annual Report 2024 5 Independent auditor’s report to the members of BHP Group Limited continued Information other than the financial report and auditor’s – Evaluate the appropriateness of accounting policies used and the report thereon reasonableness of accounting estimates and related disclosures made by the directors. The directors are responsible for the other information. The other – Conclude on the appropriateness of the directors’ use of the going information comprises the information included in the Company’s 2024 concern basis of accounting and, based on the audit evidence annual report, but does not include the financial report and our auditor’s obtained, whether a material uncertainty exists related to events report thereon. or conditions that may cast significant doubt on the Group’s ability Our opinion on the financial report does not cover the other information to continue as a going concern. If we conclude that a material and accordingly we do not express any form of assurance conclusion uncertainty exists, we are required to draw attention in our auditor’s thereon, with the exception of the Remuneration Report and our related report to the related disclosures in the financial report or, if such assurance opinion. disclosures are inadequate, to modify our opinion. Our conclusions In connection with our audit of the financial report, our responsibility are based on the audit evidence obtained up to the date of our is to read the other information and, in doing so, consider whether the auditor’s report. However, future events or conditions may cause the other information is materially inconsistent with the financial report Group to cease to continue as a going concern. or our knowledge obtained in the audit or otherwise appears to be – Evaluate the overall presentation, structure and content of the materially misstated. financial report, including the disclosures, and whether the financial If, based on the work we have performed on other information obtained report represents the underlying transactions and events in a manner prior to the date of this auditor’s report, we conclude that there is a that achieves fair presentation. material misstatement of this other information, we are required to report – Obtain sufficient appropriate audit evidence regarding the financial that fact. We have nothing to report in this regard. information of the entities or business activities within the Group to Responsibilities of the directors for the financial report express an opinion on the financial report. We are responsible for the direction, supervision and performance of the Group audit. We remain The directors of the Company are responsible for the preparation of: solely responsible for our audit opinion. a) the financial report (other than the consolidated entity disclosure statement) that gives a true and fair view in accordance with We communicate with the directors regarding, among other matters, International Financial Reporting Standards as issued by the IASB, the planned scope and timing of the audit and significant audit findings, Australian Accounting Standards and the Corporations Act 2001; and including any significant deficiencies in internal control that we identify b) the consolidated entity disclosure statement that is true and correct in during our audit. accordance with the Corporations Act 2001, and We also provide the directors with a statement that we have complied for such internal control as the directors determine is necessary to with relevant ethical requirements regarding independence, and to enable the preparation of: communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where i) the financial report (other than the consolidated entity disclosure applicable, actions taken to eliminate threats or safeguards applied. statement) that gives a true and fair view and is free from material misstatement, whether due to fraud or error; and From the matters communicated to the directors, we determine those matters that were of most significance in the audit of the financial report ii) the consolidated entity disclosure statement that is true and correct of the current year and are therefore the key audit matters. We describe and is free of misstatement, whether due to fraud or error. these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare In preparing the financial report, the directors are responsible for circumstances, we determine that a matter should not be communicated assessing the Group’s ability to continue as a going concern, disclosing, in our report because the adverse consequences of doing so would as applicable, matters relating to going concern and using the going reasonably be expected to outweigh the public interest benefits of concern basis of accounting unless the directors either intend to such communication. liquidate the Group or to cease operations, or have no realistic alternative but to do so. Report on the audit of the Remuneration Report Auditor’s responsibilities for the audit of the Opinion on the Remuneration Report financial report We have audited the Remuneration Report included in the Directors’ Report for the year ended 30 June 2024. Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether In our opinion, the Remuneration Report of BHP Group Limited for due to fraud or error, and to issue an auditor’s report that includes our the year ended 30 June 2024, complies with section 300A of the opinion. Reasonable assurance is a high level of assurance, but is Corporations Act 2001. not a guarantee that an audit conducted in accordance with the ASAs and ISAs will always detect a material misstatement when it exists. Responsibilities Misstatements can arise from fraud or error and are considered material The directors of the Company are responsible for the preparation and if, individually or in the aggregate, they could reasonably be expected presentation of the Remuneration Report in accordance with section to influence the economic decisions of users taken on the basis of this 300A of the Corporations Act 2001. Our responsibility is to express an financial report. opinion on the Remuneration Report, based on our audit conducted in As part of an audit in accordance with the ASAs and ISAs, we exercise accordance with ASAs and ISAs. professional judgement and maintain professional scepticism throughout the audit. We also: – Identify and assess the risks of material misstatement of the financial report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. Ernst & Young The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. – Obtain an understanding of internal control relevant to the audit Rodney Piltz in order to design audit procedures that are appropriate in the Partner circumstances, but not for the purpose of expressing an opinion on Melbourne the effectiveness of the Group’s internal control. 27 August 2024 A member firm of Ernst & Young Global Limited Liability limited by a scheme approved under Professional Standards Legislation

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 205

Additional information

1	Information on mining operations	205
2	Financial information summary	216
3	Financial information by commodity	217
4	Production	219
5	Major projects	221
6	Mineral Resources and Ore Reserves	222
7	People – performance data	234
8	Legal proceedings	235
9	Shareholder information	238
	9.1 History and development	238
	9.2 Markets	238
	9.3 Organisational structure	238
	9.4 Constitution	238
	9.5 Share ownership	240
	9.6 Dividends	241
	9.7 American Depositary Receipts fees and charges	242
	9.8 Supplemental cybersecurity disclosures for US reporting	242
	9.9 Government regulations	243
10	Glossary	245

1 Information on mining operations

Minerals Australia

Iron ore mining operations

The following table contains additional details of our iron ore mining operations. This table should be read in conjunction with OFR 5.1 and the production table and reserves and resources tables in Additional information 4 and 6.

Mine & location	
WAIO	Pilbara region, Western Australia Newman West (Mt Whaleback, Orebodies 29, 30, 31 and 35) Newman East (Orebodies 24, 25 and 32)
Mt Newman joint venture	
Means of access	Private road Ore transported by Mt Newman JV-owned rail to Port Hedland (427 km)
Type and amount of ownership	BHP Minerals 85% Mitsui-ITOCHU Iron 10% ITOCHU Minerals and Energy of Australia 5%
Operator	BHP
Title, leases or options and acreage involved	Mineral lease granted and held under the Iron Ore (Mount Newman) Agreement Act 1964 expires in 2030 with right to successive renewals of 21 years each ML244SA – approximately 78,934 hectares
History and stage of property	Production stage Production began at Mt Whaleback in 1969 Production from Orebodies 24, 25, 29, 30, 31, 32 and 35 complements production from Mt Whaleback Production from Orebodies 31 and 32 started in 2015 and 2017 respectively Mining at Orebody 18 ceased in 2020 after depletion
Mine type & mineralisation style	Open-cut Bedded ore types classified as per host Archaean or Proterozoic iron formation, which are Brockman and Marra Mamba; also present is iron-rich detrital material
Power source	Power for all mine operations in the Central and Eastern Pilbara is supplied by BHP's natural gas-fired Yarnima power station Power consumed in port operations is supplied via a contract with APA Group (formerly Alinta)
Processing plants and other available facilities	Newman Hub: primary crusher, ore handling plant, heavy media beneficiation plant, stockyard blending facility, single cell rotary car dumper, train load out (nominal capacity 75 Mtpa) Orebody 25: Ore processing plant (nominal capacity 12 Mtpa) ceased operation mid-FY2022
Key permit conditions	State Agreement contains conditions set by the Western Australian Government, including requirements for future development proposals; environmental compliance and reporting obligations; closure and rehabilitation considerations; local procurement and community plans/initiatives/ investment requirements; payment of rent, taxes and government royalties Tenements granted by the Western Australian Government under the Mining Act 1978 (WA) (WA Mining Act) Key permit conditions include resource reporting, environmental compliance and reporting, rehabilitation considerations and offset payments and payment of lease rentals and royalties Registered Indigenous Land Use Agreements with conditions, including appropriate native title compensation and opportunity sharing; enshrine heritage protections and land access rights; and guarantee certain heritage, environment and consultation processes

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1 Information on mining operations continued

Mine & location	
WAIO	Pilbara region, Western Australia
Yandi joint venture	
Means of access	Private road Ore transported by Mt Newman JV-owned rail to Port Hedland (316 km) Yandi JV's railway spur links Yandi hub to Mt Newman JV main line
Type and amount of ownership	BHP Minerals 85% ITOCHU Minerals and Energy of Australia 8% Mitsui Iron Ore Corporation 7%
Operator	BHP
Title, leases or options and acreage involved	Mining lease granted pursuant to the Iron Ore (Marillana Creek) Agreement Act 1991 expires in 2033 with 1 renewal right to a further 21 years to 2054 M270SA – approximately 30,344 hectares
History and stage of property	Production stage Production began at the Yandi mine in 1992 Capacity of Yandi hub expanded between 1994 and 2013 Yandi commenced production ramp down activity in FY2022
Mine type & mineralisation style	Open-cut Channel iron deposits are Cainozoic fluvial sediments
Power source	Power for all mine operations in the Central and Eastern Pilbara is supplied by BHP's natural gas-fired Yarnima power station Power consumed in port operations is supplied via a contract with APA Group (formerly Alinta)
Processing plants and other available facilities	2 primary crushers, 1 ore handling plant, stockyard blending facility and 1 train load out (nominal capacity 50 Mtpa) Decommissioning of additional facilities, including 2 ore handling plants, 2 primary crushers and 1 train load out, is ongoing as part of planned ramp down activities
Key permit conditions	State Agreement contains conditions set by the Western Australian Government, including requirements for future development proposals; environmental compliance and reporting obligations; closure and rehabilitation considerations; local procurement and community plans/initiatives/ investment requirements; payment of rent, taxes and government royalties Tenements granted by the Western Australian Government under the WA Mining Act Key permit conditions include resource reporting, environmental compliance and reporting, rehabilitation considerations and offset payments and payment of lease rentals and royalties Registered Indigenous Land Use Agreements with conditions, including appropriate native title compensation and opportunity sharing; enshrine heritage protections and land access rights; and guarantee certain heritage, environment and consultation processes

Mine & location	
WAIO	Pilbara region, Western Australia Jimblebar Bill's Hill, Eastern Syncline and Mt Helen (jointly called Western Ridge deposits)
Jimblebar operation*	
Means of access	Private road Jimblebar ore is transported via overland conveyor (12.4 km) and by Mt Newman JV-owned rail to Port Hedland (428 km) The Western Ridge deposits are located close to Newman Operations and all production will be trucked and/or transported via overland conveyor
Type and amount of ownership	BHP Minerals 85% ITOCHU Minerals and Energy of Australia 8% Mitsui & Co. Iron Ore Exploration & Mining 7% *Jimblebar is an 'incorporated' venture with the above companies holding A Class Shares with rights to certain parts of mining lease 266SA held by BHP Iron Ore (Jimblebar) Pty Ltd (BHPIOJ) BHP Minerals holds 100% of the B Class Shares, which has rights to all other Jimblebar assets
Operator	BHP
Title, leases or options and acreage involved	Mining lease granted pursuant to the Iron Ore (McCamey's Monster) Agreement Authorisation Act 1972 expires in 2030 with rights to successive renewals of 21 years each M266SA – approximately 51,756 hectares
History and stage of property	Production stage Production began in March 1989 From 2004, production was transferred to Wheelarra JV as part of the Wheelarra sublease agreement This sublease agreement expired in March 2018 Ore was first produced from the newly commissioned Jimblebar Hub in late 2013 Jimblebar sells ore to the Newman JV proximate to the Jimblebar Hub Production at Western Ridge commenced in FY2022
Mine type & mineralisation style	Open-cut Bedded ore types classified as per host Archaean or Proterozoic banded iron formation, which are Brockman and Marra Mamba; also present is iron-rich detrital material
Power source	Power for all mine operations in the Central and Eastern Pilbara is supplied by BHP's natural gas-fired Yarnima power station Power consumed in port operations is supplied via a contract with APA Group (formerly Alinta)
Processing plants and other available facilities	3 primary crushers, ore handling plant, train loadout, stockyard blending facility and supporting mining hub infrastructure (nominal capacity 71 Mtpa) Production from the Western Ridge deposits will be processed through existing processing facility for Newman operations
Key permit conditions	State Agreement contains conditions set by the Western Australian Government, including requirements for future development proposals; environmental compliance and reporting obligations; closure and rehabilitation considerations; local procurement and community plans/initiatives/ investment requirements; payment of rent, taxes and government royalties Tenements granted by the Western Australian Government under the WA Mining Act Key permit conditions include resource reporting, environmental compliance and reporting, rehabilitation considerations and offset payments and payment of lease rentals and royalties Registered Indigenous Land Use Agreement with conditions, including appropriate native title compensation and opportunity sharing; enshrine heritage protections and land access rights; and guarantee certain heritage, environment and consultation processes

Contents | Overview | Operating and Financial Review | Governance | Financial Statements | Additional Information | 207

Mine & location	
WAIO	Pilbara region, Western Australia Yarrie Nimingarra Mining Area C South Flank

Mt Goldsworthy joint venture

Means of access	Private road Yarrie and Nimingarra iron ore transported by Mt Goldsworthy JV-owned rail to Port Hedland (218 km) Mining Area C iron ore transported by Mt Newman JV-owned rail to Port Hedland (360 km) South Flank iron ore transported by overland conveyors (8–16 km) to the Mining Area C processing hub Mt Goldsworthy JV railway spur links Mining Area C and South Flank to Yandi JV's railway spur
Type and amount of ownership	BHP Minerals 85% Mitsui Iron Ore Corporation 7% ITOCHU Minerals and Energy of Australia 8%
Operator	BHP
Title, leases or options and acreage involved	1 mineral lease and 1 mining lease both granted pursuant to the Iron Ore (Goldsworthy – Nimingarra) Agreement Act 1972, expire in 2035, with rights to successive renewals of 21 years each. ML251SA and M263SA – approximately 15,623 hectares A number of smaller mining leases granted under the WA Mining Act expire in 2026 with rights to successive renewals of 21 years. 5 leases – approximately 2,999 hectares 3 mineral leases granted under the Iron Ore (Mount Goldsworthy) Agreement Act 1964, which expire 2028, with rights to successive renewals of 21 years each ML235SA, ML249SA and ML281SA – approximately 91,124 hectares
History and stage of property	Production stage Operations commenced at Mt Goldsworthy in 1966 and at Shay Gap in 1973 Original Goldsworthy mine closed in 1982 Associated Shay Gap mine closed in 1993 Mining at Nimingarra mine ceased in 2007, then continued from adjacent Yarrie area Production commenced at Mining Area C mine in 2003 Yarrie mine operations were suspended in February 2014 First ore at South Flank commenced in May 2021
Mine type & mineralisation style	Mining Area C, South Flank, Yarrie and Nimingarra are open-cut Bedded ore types classified as per host Archaean or Proterozoic iron formation, which are Brockman, Marra Mamba and Nimingarra; also present is iron-rich detrital material
Power source	Power for Yarrie and Shay Gap is supplied by their own small diesel generating stations Power for all remaining mine operations in the Central and Eastern Pilbara is supplied by BHP's natural gas-fired Yarnima power station Power consumed in port operations is supplied via a contract with APA Group (formerly Alinta)
Processing plants and other available facilities	Mining Area C: 2 primary crushers, 2 ore handling plants, stockyard blending facility and train load out (nominal capacity 64 Mtpa) South Flank: 2 primary crushers, 1 ore handling plant, stockyard and blending facility and train load out (nominal capacity 80 Mtpa)
Key permit conditions	State Agreements contain conditions set by the Western Australian Government, including requirements for future development proposals; environmental compliance and reporting obligations; closure and rehabilitation considerations; local procurement and community plans/initiatives/ investment requirements; payment of rent, taxes and government royalties Tenements granted by the Western Australian Government under the WA Mining Act Key permit conditions include resource reporting, environmental compliance and reporting, rehabilitation considerations and offset payments and payment of lease rentals and royalties Registered Indigenous Land Use Agreements with conditions, including appropriate native title compensation and opportunity sharing; enshrine heritage protections and land access rights; and guarantee certain heritage, environment and consultation processes

Mine & location	
WAIO	Pilbara region, Western Australia

POSMAC joint venture

Means of access	Private road POSMAC JV sells ore to Mt Goldsworthy JV at Mining Area C Ore is transported via Mt Goldsworthy JV-owned rail and Mt Newman JV-owned rail to Port Hedland Mt Goldsworthy JV railway spur links Mining Area C to Yandi JV's railway spur
Type and amount of ownership	BHP Minerals 65% ITOCHU Minerals and Energy of Australia 8% Mitsui Iron Ore Corporation 7% POS-Ore 20%
Operator	BHP
Title, leases or options and acreage involved	Sublease over part of Mt Goldsworthy Mining Area C mineral lease that expires on the earlier of termination of the mineral lease or the end of the POSMAC JV ML281SA – approximately 56,335 hectares
History and stage of property	Production stage Production commenced in October 2003 POSMAC JV sells all ore to Mt Goldsworthy JV at Mining Area C
Mine type & mineralisation style	Open-cut Bedded ore types classified as per host Archaean or Proterozoic iron formation, which is Marra Mamba
Power source	Power for all mine operations in the Central and Eastern Pilbara is supplied by BHP's natural gas-fired Yarnima power station Power consumed in port operations is supplied via a contract with APA Group (formerly Alinta)
Processing plants and other available facilities	POSMAC sells all ore to Mt Goldsworthy JV, which is then processed at Mining Area C
Key permit conditions	Key permit conditions of POSMAC joint venture are captured within the Mount Goldsworthy joint venture key permit conditions outlined above

208 BHP Annual Report 2024

1 Information on mining operations continued

Coal mining operations

The following table includes details about our mining operations as at 30 June 2024. It does not include information on the Daunia and Blackwater coal mining operations, which were divested by BMA's owners during the year. While some of the land and tenements related to the Daunia and Blackwater mines is pending transfer following completion in April 2024, the assets are now under Whitehaven Coal's control and operated for their benefit and have been excluded on that basis.

This table should be read in conjunction with OFR 5.1 and the production table and reserves and resources tables in Additional information 4 and 6.

Mine & location	
BHP Mitsubishi Alliance	Bowen Basin, Queensland, Australia Goonyella Riverside Broadmeadow Caval Ridge Peak Downs Saraji and Saraji South mines
Central Queensland Coal Associates joint venture	
Means of access	Public road Coal transported by rail to Hay Point Coal Terminal Distances between the mines and port are between 191 km and 212 km
Type and amount of ownership	BHP 50% Mitsubishi Development 50%
Operator	BMA
Title, leases or options and acreage involved	Mining leases, including undeveloped tenements, have expiry dates ranging up to 2045, renewable for further periods as Queensland Government legislation allows Approximately 79,752 hectares excluding the tenements pending transition to Whitehaven Coal Mining is permitted to continue under the legislation during the renewal application period All required renewal applications were lodged and pending a decision from the Minister
History and stage of property	Production stage Goonyella mine commenced in 1971, merged with adjoining Riverside mine in 1989 Operates as Goonyella Riverside Production commenced at: Peak Downs in 1972 Saraji in 1974 Norwich Park in 1979 Broadmeadow (longwall operations) in 2005 Caval Ridge in 2014 Production at Saraji South (formerly Norwich Park) ceased in May 2012. Since October 2022, limited product has been sourced from Saraji South for processing at Saraji
Mine type & mineralisation style	All open-cut except Broadmeadow (longwall underground) Bituminous coal is mined from the Permian Moranbah Coal measures Products range from premium-quality, low-volatile, high-vitrinite hard coking coal to medium-volatile hard coking coal, to weak coking coal and medium ash thermal coal as a secondary product
Power source	Queensland electricity grid connection is under long-term contracts and energy purchased via Retail Agreements
Processing plants and other available facilities	On-site beneficiation processing facilities Combined nominal capacity of 50 Mtpa
Key permit conditions	Key permit conditions are contained in the various legislation set by the Queensland Government and include conditions relating to carrying out works in accordance with the environmental authority and approved development plans, payment of rents, reporting and payment of royalties. Mining leases granted under the Central Queensland Coal Associates Agreement Act 1968 place an extraction cap of 1,860 Mt

Mine & location	
New South Wales Energy Coal	Approximately 126 km northwest of Newcastle, New South Wales, Australia
Mt Arthur Coal	
Means of access	Public road Coal transported by third-party rail
Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved	New South Wales Energy Coal holds 10 mining leases, 2 subleases and 1 exploration licence Total mining leases approximately 8,750 hectares
History and stage of property	Production stage Production commenced in 2002 (previous operations dating to the early 1960s) Approval to expand mining granted in 2010 with an additional area also granted by an approval modification in 2014 Current Development Consent expires in 2026 On 16 June 2022, BHP announced the decision to cease mining at the asset by the end of FY2030 The application to continue mining for an additional 4 years from FY2026 to FY2030 was lodged with the New South Wales Government in September 2023 and is currently under assessment
Mine type & mineralisation style	Open-cut Produces a medium rank bituminous thermal coal
Power source	New South Wales electricity grid connection under a deemed long-term contract and energy purchased via a Retail Agreement
Processing plants and other available facilities	Beneficiation facilities: coal handling, preparation, washing plants Nominal capacity in excess of 23 Mtpa
Key permit conditions	The project approval contains key conditions: (i) it requires MAC to be operated generally in accordance with the environmental assessment; and (ii) permits extraction of up to 36 Mtpa of run of mine coal from underground and open-cut operations, with open-cut extraction limited to 32 Mtpa

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 209

Nickel mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with OFR 5.1 and the production table and reserves and resources tables in Additional information 4 and 6.

Mine & location	
Nickel West	450 km north of Kalgoorlie, Western Australia Mt Keith Mine Mt Keith Satellite Mine (Yakabindie)
Mt Keith mine and concentrator	
Means of access	Private road Nickel concentrate transported by road to Leinster for drying and on-shipping
Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved	Mining leases granted by Western Australian Government Key leases expire between 2029 and 2036 First renewal of 21 years is as a right. Further renewals at government discretion Mt Keith mining leases approximately 9,240 hectares Mt Keith satellite mining leases approximately 3,835 hectares
History and stage of property	Production stage Commissioned in 1995 by WMC Acquired in 2005 as part of WMC acquisition Mt Keith Satellite Mine contains 2 open-pit mines: Six Mile Well and Goliath, both in full production Nickel West operations will be temporarily suspended from October 2024
Mine type & mineralisation style	Open-cut Disseminated textured magmatic nickel-sulphide mineralisation associated with a metamorphosed ultramafic intrusion
Power source	On-site third-party gas-fired turbines and renewable solar generation with backup from diesel engine generation Contracts expire in December 2038 Natural gas sourced and transported under separate long-term contracts
Processing plants and other available facilities	Concentration plant with a nominal capacity of 11 Mtpa of ore
Key permit conditions	Use of the land for the purposes set out by the Western Australian Government under granted mining tenements and broadly comprise of submission of detailed mining proposals; payment of royalties, annual rent to the State Government; rates to relevant local governments; compliance with environmental regulations and mine closure requirements and other reporting obligations. Existing mining operations are also subject to an Indigenous Land Use Agreement (ILUA), which includes commitments for payments made to trust accounts; Indigenous employment and business opportunities; heritage and cultural protections

Mine & location	
Nickel West	375 km north of Kalgoorlie, Western Australia Venus sub-level caving operation B11 block caving operation Camelot open-pit mine Rocky's Reward open-pit mine
Leinster mine complex and concentrator	
Means of access	Public road Nickel concentrate shipped by road and rail to Kalgoorlie Nickel Smelter
Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved	Mining leases granted by Western Australian Government Key leases expire between 2025 and 2040 Renewals of principal mineral lease in accordance with State Agreement ratified by the Nickel (Agnew) Agreement Act 1974 Leinster mining leases approximately 6,325 hectares Camelot mining leases approximately 2,353 hectares
History and stage of property	Production stage Production commenced in 1979 Acquired in 2005 as part of WMC acquisition Leinster underground ceased operations in 2013 and recommenced operations in 2016 with Venus sub-level cave now in operation and B11 block cave developing its undercut and draw points Rocky's Reward open-pit mine ceased mining in 2021 Nickel West operations will be temporarily suspended from October 2024
Mine type & mineralisation style	Open-cut and underground Steeply dipping disseminated and massive textured nickel-sulphide mineralisation associated with metamorphosed ultramafic lava flows and intrusions
Power source	On-site third-party gas-fired turbines and renewable solar generation with back up from diesel engine generation Contracts expire in December 2038 Natural gas sourced and transported under separate long-term contracts
Processing plants and other available facilities	Concentration plant with a nominal capacity of 3 Mtpa of ore
Key permit conditions	Use of the land for the purposes set out by the Western Australian Government in the Nickel (Agnew) Agreement Act 1974 broadly comprise of submission of detailed mining proposals and additional proposals; payment of royalties, annual rent to Western Australian Government; rates to relevant local governments; compliance with environmental regulations and mine closure requirements and other reporting obligations. Existing mining operations are also subject to an Indigenous Land Use Agreement (ILUA), which includes commitments for payments made to trust accounts; Indigenous employment and business opportunities; heritage and cultural protections

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1 Information on mining operations continued

Mine & location	
Nickel West	450 km north of Kalgoorlie, Western Australia
Cliffs mine	
Means of access	Private road Nickel ore transported by road to Leinster or Mt Keith for further processing
Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved	Mining leases granted by Western Australian Government Key leases expire between 2025 and 2028 First renewal of 21 years is as of right. Further renewals at government discretion Mining leases approximately 2,675 hectares
History and stage of property	Production stage Production commenced in 2008 Acquired in 2005 as part of WMC acquisition Nickel West operations will be temporarily suspended from October 2024
Mine type & mineralisation style	Underground Steeply dipping massive textured nickel-sulphide mineralisation associated with metamorphosed ultramafic lava flows
Power source	Supplied from Mt Keith
Processing plants and other available facilities	Mine site
Key permit conditions	Use of the land for the purposes set out by the Western Australian Government under granted mining tenements and broadly comprise of submission of detailed mining proposals; payment of royalties, annual rent to the State Government; rates to relevant local government; compliance with environmental regulations and mine closure requirements and other reporting obligations. Existing mining operations are also subject to an Indigenous Land Use Agreement (ILUA), which includes commitments for payments made to trust accounts; Indigenous employment and business opportunities; heritage and cultural protections

Mine & location	
West Musgrave Project	Musgrave Province, Western Australia
Means of access	Public road
Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved	The Project contemplates 2 copper and nickel deposits (Babel pit and Nebo pit) within the West Musgrave Ranges of Western Australia M69/149, L69/56, L69/57 and L69/44 Development Envelope of 20,852 hectares
History and stage of property	Scoping studies completed in 2017 Pre-feasibility study completed by OZ Minerals and Cassini Resources Ltd in 2020 Acquired by OZ Minerals in October 2020 Final investment decision in September 2022 Acquired in 2023 as part of OZ Minerals acquisition West Musgrave Project will be temporarily suspended from October 2024
Mine type & mineralisation style	Open-pit (still in project stage) Magmatic nickel and copper sulphide
Power source	Long-term power expected to be delivered by an off-grid hybrid power system (wind, solar, battery and thermal generation)
Processing plants and other available facilities	Crushing, vertical roller mill, flotation producing separate nickel and copper concentrates (still in project stage)
Key permit conditions	All key regulatory approvals in place and a Land access agreement signed with the Ngaanyatjarra people to develop 2 copper and nickel deposits (Babel pit and Nebo pit) within the West Musgrave Ranges (including mining, accommodation, an airstrip and processing facilities) There are a number of strict conditions on cultural heritage, flora and fauna, inland waters and greenhouse gas, including: – no more than 3,830 hectares clearing of native vegetation – achieving net zero greenhouse gas emissions by 2040, including up to 60 megawatts (instantaneous load requirement) of fossil fuel electricity generation with the remainder of the power supply to be generated through solar or wind electricity generation – abstraction of up to 7.5 gigalitres of groundwater per annum – compliance with the Cultural Heritage Management Plan, including no direct disturbance of the ethnographic exclusion zones

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 211

Nickel smelters, refineries and processing plants

Smelter, refinery or processing plant	
Nickel West	56 km south of Kalgoorlie, Western Australia
Kambalda nickel concentrator	
Ownership	BHP 100%
Operator	BHP
Title, leases or options	Mineral leases granted by Western Australian Government Key leases expire in 2028 Mining leases approximately 242 hectares
Key permit conditions	Use of the land for the purposes set out by the Western Australian Government under granted mining tenements and broadly comprise of submission of detailed mining proposals; payment of royalties, annual rent to the State Government; rates to relevant local government; compliance with environmental regulations and mine closure requirements and other reporting obligations
Product	Concentrate containing approximately 13% nickel
Power source	On-site third-party gas-fired turbines supplemented by access to grid power Contracts expire in December 2038 Natural gas sourced and transported under separate long-term contracts
Nominal production capacity	1.6 Mtpa ore Nickel sourced through ore tolling and concentrate purchase arrangements with third parties in Kambalda and outer regions

Smelter, refinery or processing plant	
Nickel West	Kalgoorlie, Western Australia
Kalgoorlie nickel smelter	
Ownership	BHP 100%
Operator	BHP
Title, leases or options	Freehold title over the property
Key permit conditions	
Product	Matte containing approximately 65% nickel
Power source	On-site third-party gas-fired turbines supplemented by access to grid power Contracts expire in December 2038 Natural gas sourced and transported under separate long-term contracts
Nominal production capacity	110 ktpa nickel metal in matte

Smelter, refinery or processing plant	
Nickel West	30 km south of Perth, Western Australia
Kwinana nickel refinery	
Ownership	BHP 100%
Operator	BHP
Title, leases or options	Freehold title over the property
Key permit conditions	
Product	London Metal Exchange grade nickel briquettes, nickel powder Also intermediate products, including copper sulphide, cobalt-nickel-sulphide, ammonium sulphate Nickel sulphate containing approximately 22% nickel
Power source	Power is sourced from the local grid, which is supplied under a retail contract, supplemented by a Power Purchase Agreement with Merredin Solar Farm for 50% of its output
Nominal production capacity	82.5 ktpa nickel metal in powder, briquettes and nickel sulphate (with approval to increase up to 90 ktpa) 99 kt–100 kt nickel sulphate (approximately 22 kt–24 kt nickel)

Copper South Australia

Copper mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with OFR 5.1 and 5.2, and the production table and reserves and resources tables in Additional information 4 and 6.

Mine & location	
Olympic Dam	560 km northwest of Adelaide, South Australia
Means of access	Public road Copper cathode trucked to ports Uranium oxide transported by road to ports Gold bullion transported by road and plane
Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved	Mining lease granted by South Australian Government expires in 2036 Approximately 17,788 hectares Right of extension for 50 years (subject to remaining mine life)
History and stage of property	Production stage Acquired in 2005 as part of Western Mining Corporation (WMC) acquisition Copper production began in 1988 Nominal milling capacity raised to 9 Mtpa in 1999 Optimisation project completed in 2002 New copper solvent extraction plant commissioned in 2004 Major smelter maintenance campaigns completed in 2017 and 2022
Mine type & mineralisation style	Underground Large poly-metallic deposit of iron oxide-copper-uranium-gold mineralisation
Power source	Electricity transmitted via BHP's 275 kV power line from Port Augusta and ElectraNet's system upstream of Port Augusta Power is sourced from the local grid, which is supplied under a retail contract, currently supplemented by Power Purchase Agreement with Iberdrola
Processing plants and other available facilities	Underground automated train and trucking network feeding crushing, storage and ore hoisting facilities 2 grinding circuits Nominal milling capacity of 11 Mtpa Flash furnace produces copper anodes, which are then refined to produce copper cathodes Electrowon copper cathode and uranium oxide concentrate produced by leaching and solvent extracting flotation tailings Gold cyanide leach circuit and gold room producing gold bullion
Key permit conditions	The Roxby Downs (Indenture Ratification) Act 1982 (Indenture Act) applies to Olympic Dam's operations. It contains conditions from the South Australian Government, including relating to the protection and management of the environment; water; closure and rehabilitation considerations; local procurement and community plans/initiatives/project commitments; and payment of royalties. Olympic Dam also holds other relevant approvals and tenements granted by the South Australian Government, including under the Mining Act 1971 (SA)

212 BHP Annual Report 2024

1 Information on mining operations continued

Mine & location	
Carrapateena	The Gawler Craton, South Australia, approximately 160 km north of Port Augusta
Means of access	60 km private access road Copper concentrate trucked to ports
Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved	The Carrapateena Project holds a mining lease (ML 6471) and 5 miscellaneous purposes licences (MPL 149, 152, 153, 154 and 156), which were granted by the South Australian Government and expire in January 2039, with the exception of MPL 149 which expires in July 2038 Approximately 44,144 hectares in size across all 6 tenements An application for tenement extensions can be made within 6 months of the tenement expiry date
History and stage of property	2011 – OZ Minerals acquired Carrapateena exploration project 2014 – Pre-feasibility study completed 2016 – Carrapateena scoping study completed 2017 – Feasibility study updated 2017 – Works on enabling infrastructure commenced 2018 – Project approvals completed 2018 – Construction commenced 2019 – Construction completed 2019 – First saleable concentrate produced 2019 – Block Cave expansion pre-feasibility study commenced 2020 – 4.25 Mtpa ramp up achieved 2020 – Block Cave expansion pre-feasibility study completed 2020 – Block Cave expansion approved 2020 – New 270 km transmission line to Prominent Hill via Carrapateena commissioned 2020 – Early works on Western Access Road commenced 2021 – Block Cave expansion early works underway 2022 – Cave propagated to surface 2023 – Acquired as part of OZ Minerals acquisition 2024 – Commissioning of Crusher Station 2
Mine type & mineralisation style	Underground Iron oxide copper gold deposit
Power source	Electricity transmitted via private power line operated under a Build Own Operate Maintain (BOOM) agreement with ElectraNet Power purchased via Retail Agreement
Processing plants and other available facilities	Conventional crushing, grinding and flotation on mine site Nominal milling capacity of 5.5 Mt
Key permit conditions	The SA Mining Act and associated Mining Regulations 2020 (SA) apply to the Carrapateena Project. Each tenement document (either ML or MPL) in conjunction with the operation's Program for Environment Protection and Rehabilitation (PEPR) outlines the conditions from the South Australian Government that must be complied with including those relating to the protection and management of the environment, water, closure and rehabilitation The Carrapateena Project is also approved by the Federal Government under the Environment Protection and Biodiversity Conservation Act 1999 (EPBC Act) and as such has further conditions regarding nationally threatened flora and fauna species

Mine & location	
Prominent Hill	650 km northwest of Adelaide, 130 km southeast of the town of Coober Pedy
Means of access	Mine access road (45 km off Stuart Highway) Copper concentrate (containing gold and silver) trucked to Wirrida Railway siding via dedicated Concentrate Export Road
Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved	Mining lease ML 6228 granted by South Australian Government expires in August 2041 Miscellaneous purpose licences (MPL 81, 82, 83, 84, 91, 93, 94 96, 97, 101, 112 to 117 and 119 to 122) and extractive mineral leases (EML 6234, 6236 to 6242, 6278 to 6296, 6299 to 6301) which were granted by the South Australian Government and expire in August 2041 Approximately 11,401 hectares across all 51 tenements
History and stage of property	2009 – Malu open-pit mine commissioned 2012 – Ankata underground mine expansion commissioned 2015 – Malu underground mine expansion commissioned 2017 – Expansion of the underground operation with new northern decline (Liru) 2018 – Malu open-pit mine safely closed after more than 100 Mt of ore was mined over 10 years 2019 – Underground ramp up to 4.0 Mt 2019 – Prominent Hill expansion study commenced 2021 – Wira Shaft Mine expansion investment approved 2022 – Decision to increase the electric hoisting shaft's capacity from 6 Mtpa to 6.5 Mtpa 2023 – Acquired as part of OZ Minerals acquisition
Mine type & mineralisation style	Underground Iron oxide copper gold deposit
Power source	SA power grid via a high voltage power transmission line operated under a Build Own Operate Maintain agreement Power purchased via Retail Agreement
Processing plants and other available facilities	Conventional crushing, semi-autogenous grinding (SAG) and ball mill grinding circuit and flotation processing plant on site Nameplate capacity of 10 Mtpa
Key permit conditions	MPEPR2022/137 Program for Environment Protection and Rehabilitation for Mineral Lease (ML) 6228 and Associated Extractive Minerals Leases and Miscellaneous Purpose Licences Department for Environment and Water: Water Licences 396811 and 396809 Environment Protection Authority Licence 22764 Environment Protection Authority Licence 51429: Licence to Carry out Mining or Mineral Processing pursuant to Radiation Protection and Control Act 2021

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 213

Minerals Americas

Copper mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with OFR 5.3 and the production table and reserves and resources tables in Additional information 4 and 6.

Mine & location	
Escondida	Atacama Desert 170 km southeast of Antofagasta, Chile
Means of access	Private road available for public use Copper cathode transported by rail to ports at Antofagasta and Mejillones Copper concentrate transported by Escondida-owned pipelines to its Coloso port facilities
Type and amount of ownership	BHP 57.5% Rio Tinto 30% JECO Corporation consortium comprising Mitsubishi, JX Nippon Mining and Metals 10% JECO 2 Ltd 2.5%
Operator	BHP
Title, leases or options and acreage involved	Mining concession from Chilean Government valid indefinitely (subject to payment of annual fees) Mining concessions (exploitation) approximately 380,000 hectares
History and stage of property	Production stage Original construction completed and production commenced in 1990 Start of operations of the third concentrator plant in 2015 Inauguration of Escondida Water Supply desalination plant (CY2018) and its extension (CY2019)
Key permit conditions	Mining companies in Chile must obtain environmental approvals for their projects, issued by the Environmental Assessment Service (SEA), in order to operate Depending on the particular characteristics and/or extension of the relevant project to be assessed, approvals can be obtained following a full Environmental Impact Study (EIA) or after a less complex Environmental Impact Declaration (DIA) Mining companies are required to pay an annual fee for each mining concession
Mine type & mineralisation style	2 open-cut pits: Escondida and Escondida Norte Escondida and Escondida Norte mineral deposits are adjacent but distinct supergene enriched porphyry copper deposits
Power source	Electricity sourced from 100% renewable sources and certified by the Chilean Electricity Authority (Coordinador Eléctrico Nacional – CEN) Renewable power purchase agreements (PPAs) with third parties supply approximately 99% of Escondida electricity needs with the balance supplied by Tamakaya SpA (100% owned by BHP) Escondida-owned transmission lines connect to Chile's northern power grid
Processing plants and other available facilities	Crushing facilities feed concentrator and leaching processes 3 concentrator plants produce copper concentrate from sulphide ore by flotation extraction process (by-products: gold and silver) 2 solvent extraction and electrowinning plants produce copper cathode Nominal capacity: 422 ktpd (nominal milling capacity) and 350 ktpa copper cathode (nominal capacity of tank house) 2 x 168 km concentrate pipelines, 167 km water pipeline Port facilities at Coloso, Antofagasta Desalinated water plant (total water capacity of 3,800 litres per second)

Mine & location	
Pampa Norte Spence	Atacama Desert 162 km northeast of Antofagasta, Chile
Means of access	Public road Copper cathode transported by rail to ports at Mejillones and Antofagasta Copper concentrate transported by rail or trucks to port in Mejillones Molybdenum concentrate is transported by trucks
Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved	Mining concession from Chilean Government valid indefinitely (subject to payment of annual fees) Mining concessions (exploitation): approximately 44,000 hectares
History and stage of property	Production stage First copper produced in 2006 Spence Growth Option (i.e. new 95 ktpd copper concentrator and molybdenum plants) produced first copper in December 2020 and first molybdenum in April 2022
Key permit conditions	Mining companies in Chile must obtain environmental approvals for their projects, issued by the Environmental Assessment Service (SEA), in order to operate Depending on the particular characteristics and/or extension of the relevant project to be assessed, approvals can be obtained following a full Environmental Impact Study (EIA) or after a less complex Environmental Impact Declaration (DIA) Mining companies are required to pay an annual fee for each mining concession
Mine type & mineralisation style	Open-cut Enriched and oxidised porphyry copper deposit containing in situ copper oxide mineralisation that overlies a near-horizontal sequence of supergene sulphides, transitional sulphides and finally primary (hypogene) sulphide mineralisation
Power source	Electricity sourced from 100% renewable sources and certified by the Chilean Electricity Authority (Coordinador Eléctrico Nacional – CEN) Renewable power purchase agreements (PPAs) with third parties supply most of Spence electricity needs. The remainder is supplied by Tamakaya SpA (100% owned by BHP) Spence-owned transmission lines connect to Chile's northern power grid
Processing plants and other available facilities	Crushing facilities feed concentrator and leaching processes 1 copper concentrator plant with 95 ktpd capacity (by-products: gold and silver), molybdenum plant and a 1,000 litres per second desalinated water plant under a Build Own Operate Transfer (BOOT) agreement Dynamic leach pads, solvent extraction and electrowinning plant Nominal capacity of tank house: 200 ktpa copper cathode

214 BHP Annual Report 2024

1 Information on mining operations continued

Mine & location	
Pampa Norte Cerro Colorado	Atacama Desert 120 km east of Iquique, Chile
Means of access	Public road Copper cathode trucked to port at Iquique
Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved	Mining concession from Chilean Government valid indefinitely (subject to payment of annual fees) Transitioned to care and maintenance in December 2023 Mining concessions (exploitation): approximately 34,000 hectares
History and stage of property	Production stage Commercial production commenced in 1994 Expansions in 1996 and 1998 Cerro Colorado entered temporary care and maintenance in December 2023
Key permit conditions	Mining companies in Chile must obtain environmental approvals for their projects, issued by the Environmental Assessment Service (SEA), in order to operate Depending on the particular characteristics and/or extension of the relevant project to be assessed, approvals can be obtained following a full Environmental Impact Study (EIA) or after a less complex Environmental Impact Declaration (DIA) Mining companies are required to pay an annual fee for each mining concession Mining companies in Chile that enter a care and maintenance period must obtain approval of a Temporary Closure Plan, sectorial permit, from Sernageomin (Mining Authority). This permit is initially granted for a period of 2 years and is renewable for an additional period of up to 3 years
Mine type & mineralisation style	Open-cut Enriched and oxidised porphyry copper deposit containing in situ copper oxide mineralisation that overlies a near-horizontal sequence of supergene sulphides, transitional sulphides and finally primary (hypogene) sulphide mineralisation
Power source	Electricity purchased from external vendors
Processing plants and other available facilities	Crushing facilities, dynamic leach pads, solvent extraction plant, electrowinning plant Nominal capacity of tank house: 130 ktpa copper cathode

Mine & location	
Antamina	Andes mountain range, Peru Mine: San Marcos – Ancash, 270 km northeast of Lima Port: Huarmey – Ancash, 300 km north of Lima
Means of access	Public road Copper and zinc concentrates transported by Antamina-owned pipeline to its Punta Lobitos port Molybdenum and lead/bismuth concentrates transported by truck
Type and amount of ownership	BHP 33.75% Glencore 33.75% Teck 22.5% Mitsubishi 10%
Operator	Compañía Minera Antamina S.A.
Title, leases or options and acreage involved	Mining rights from Peruvian Government held indefinitely, subject to payment of annual fees and supply of information on investment and production Total acreage: approximately 6,600 hectares
History and stage of property	Production stage Commercial production commenced in 2001
Key permit conditions	During FY2024, the National Environmental Certification Service (SENACE) approved Antamina's Modification of the Environmental Impact Assessment (MEIA), enabling Antamina to extend its life from CY2028 to CY2036, maintaining annual production volumes within its current operational footprint
Mine type & mineralisation style	Open-cut Zoned porphyry and skarn deposit with central copper dominated ores and an outer band of copper-zinc dominated ores
Power source	Contracts with individual power producers
Processing plants and other available facilities	Primary crusher, concentrator, copper and zinc flotation circuits, bismuth/moly cleaning circuit Nominal milling capacity 145 ktpd 304 km concentrate pipeline Port facilities at Huarmey

Mine & location	
Resolution	Superior/Project: Pinal – Arizona, 100 km east of Phoenix, United States
Means of access	Public road
Type and amount of ownership	BHP 45% Rio Tinto 55% (operator)
Operator	Resolution Copper Mining LLC
Title, leases or options and acreage involved	Private land, patented and unpatented mining claims Total acreage: approximately 46,000 acres
History and stage of property	Exploration stage The Resolution deposit is within the footprint of and adjacent to the historical Magma Copper Mine The Resolution non-operated joint venture (NOJV) was formed in 2004 with Rio Tinto as operator
Key permit conditions	The Resolution Copper Project is subject to a federal permitting process pursuant to the National Environmental Policy Act (NEPA) and other US legislation, including requirements for consultation, coordination and collaboration with Native American Tribes The NEPA process is led by the US Forest Service The Resolution Copper Project is also required to obtain several state and local permits, including air quality and groundwater protection permits
Mine type & mineralisation style	Underground Porphyry copper and molybdenum deposit
Power source	115 kV power lines to East and West Plant sites with supply contract with Salt River Project
Processing plants and other available facilities	Water treatment and reverse osmosis plant, 2 active underground shafts with associated support infrastructure, including hoisting, ventilation and cooling, and a rail corridor connecting the site to the national rail network

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 215

Iron ore mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with OFR 5.3 and the production table and reserves and resources tables in Additional information 4 and 6.

Mine & location	
Samarco	Southeast Brazil Samarco Mine: Mariana – Minas Gerais, 130 km southeast of Belo Horizonte Port: Anchieta – Espírito Santo, 520 km east of Belo Horizonte
Means of access	Public road Iron ore pellets exported via Samarco port facilities – Ubu Port
Type and amount of ownership	BHP Brasil 50% Vale S.A. 50%
Operator	Samarco Mineração S.A.
Title, leases or options and acreage involved	Mining concessions granted by Brazilian Government subject to compliance with the mine plan Samarco recommenced iron ore pellet production in December 2020, having met licensing requirements to restart operations at its Germano complex in Minas Gerais and its Ubu complex in Espírito Santo Mining rights for approximately 1,605 hectares
History and stage of property	Production stage Production began at Germano mine in 1977 and at Alegria complex in 1992 Second pellet plant built in 1997 Third pellet plant, second concentrator and second pipeline built in 2008 Fourth pellet plant, third concentrator and third pipeline built in 2014
Key permit conditions	Samarco has an operating licence (LOC – Corrective Operating License) obtained for the return of operations For the continuity of operations, it has a long-term licensing plan that includes expansion of the mining area and new structures for the disposal of waste and tailings
Mine type & mineralisation style	Open-cut Itabirites (metamorphic quartz-hematite rock) and friable hematite ores
Power source	Samarco holds interests in 2 hydroelectric power plants, which supply part of its electricity needs. The remainder is purchased from the free (non-regulated) electricity market
Processing plants and other available facilities	Facilities currently operating include 1 concentrator, a system of tailings disposal combining a confined pit and filtration plant for dry stacking of sandy tailings, beneficiation plants, pipelines, 1 pellet plant and port facilities Following Samarco's plan to gradually restart operations, the restart of a second concentrator and pelletising plant, and expansion of the existing filtration plant are expected to be in operation by early CY2025

Other mining operations

The following table contains additional details of our mining operations. This table should be read in conjunction with OFR 5.3 and the production table and reserves and resources tables in Additional information 4 and 6.

Mine & location	
Jansen (under construction)	Province of Saskatchewan, approximately 140 km east of Saskatoon, Canada
Means of access	Public road Muriate of Potash (MOP) to be transported by rail to the port at Westshore Terminal in Delta, British Columbia, Canada
Type and amount of ownership	BHP 100%
Operator	BHP
Title, leases or options and acreage involved	The total area of the Jansen lease is approximately 1,120 square km All surface lands have been acquired
History and stage of property	Development stage Stage 1 is currently under construction Stage 2 was sanctioned and execution commenced in FY2024
Key permit conditions	The Jansen Project received Ministerial approval under the Saskatchewan Environmental Assessment Act Following approval, various federal, provincial and municipal permits have been or will be obtained for construction and operation of facilities
Mine type & mineralisation style	Underground The Lower Patience Lake (LPL) sub-member is the potash horizon targeted for Jansen. The LPL sub-member is a bedded evaporite composed of sylvite (KCl), halite (NaCl) with variable amounts of disseminated insoluble and clay seams
Power source	Electricity transmitted via BHP's 230 kV substation and upstream provincial power utility system
Processing plants and other available facilities	Mill, buildings and other facilities and infrastructure are under construction

Mine & location	
Pedra Branca	Água Azul do Norte, Pará Approximately 160 km from Marabá and 900 km from Belém in the state of Pará, Brazil
Means of access	Public road From Água Azul to Parauapebas from highway (PA 150) to be transported by train to the port of Itaqui in São Luiz, state of Maranhão, Brazil
Type and amount of ownership	BHP 100%
Operator	OZ Minerals Brasil
Title, leases or options and acreage involved	The property belongs to OZ Minerals Brasil
History and stage of property	2018 – OZ Minerals acquired mine operator Avanco Resources – including projects in the Carajás Copper Region and the Gurupi Greenstone Belt 2019 – Construction commenced 2020 – First developmental ore sent to Antas for processing 2021 – Commencement of underground mining in Pedra Branca and inaugural resource identification announcement in Santa Lúcia 2022 – Ramped up to full production 2023 – Acquisition of OZ Minerals by BHP 2024 – Santa Lucia project permitting process granted by SEMAS- environment Agency of Pará State
Key permit conditions	The closure plan to be updated in accordance with requirement from ANM (n° 68/2021) when the life of mine changes Annual environmental report (RIAA) required to be submitted in accordance with the activities developed for the mine production
Mine type & mineralisation style	Underground Iron oxide copper gold deposit. High grade zones of semi-massive and breccia style mineralisation. Dominant chalcopyrite (copper mineralisation)
Power source	3MW required to operate mine coming from power lines from north of state (Tucuruí hydroelectric plant). The expansion required is in progress with new lines to achieve 7MW
Processing plants and other available facilities	The material is processed in Antas Norte Plant located in the municipality of Curionópolis. Plant capacity is 800 ktpa and the tailings are deposited in the exhausted mine existing on site Mill, buildings and other facilities and infrastructure are in the Curionópolis municipality

216 BHP Annual Report 2024

2 Financial information summary

We prepare our Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. We publish our Consolidated Financial Statements in US dollars. All Consolidated Income Statement, Consolidated Balance Sheet and Consolidated Cash Flow Statement information below has been derived from audited Financial Statements. For more information refer to the Financial Statements.

Some information in this section has been presented on a Continuing operations basis to exclude the contribution from Discontinued operations.

Year ended 30 June US$M	2024	2023	2022	2021	2020
Consolidated Income Statement (Financial Statements 1.1)					
Revenue	**55,658**	53,817	65,098	56,921	38,924
Profit from operations	**17,537**	22,932	34,106	25,515	13,683
Profit after taxation from Continuing operations	**9,601**	14,324	22,400	13,676	8,628
Profit/(loss) after taxation from Discontinued operations	**–**	–	10,655	(225)	108
Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders (Attributable profit)	**7,897**	12,921	30,900	11,304	7,956
Profit after taxation from Continuing operations attributable to BHP shareholders	**7,897**	12,921	20,245	11,529	7,848
Dividends per ordinary share – paid during the period (US cents)	**152.0**	265.0	350.0	156.0	143.0
Dividends per ordinary share – determined in respect of the period (US cents)	**146.0**	170.0	325.0	301.0	120.0
In specie dividend on merger of Petroleum with Woodside (US cents)	**–**	–	386.4	–	–
Basic earnings per ordinary share (US cents)[1]	**155.8**	255.2	610.6	223.5	157.3
Diluted earnings per ordinary share (US cents)[1]	**155.5**	254.7	609.3	223.0	157.0
Basic earnings from Continuing operations per ordinary share (US cents)[1]	**155.8**	255.2	400.0	228.0	155.2
Diluted earnings from Continuing operations per ordinary share (US cents)[1]	**155.5**	254.7	399.2	227.5	154.8
Number of ordinary shares (million)[1]					
– At period end	**5,072**	5,066	5,062	5,058	5,058
– Weighted average	**5,068**	5,064	5,061	5,057	5,057
– Diluted	**5,077**	5,073	5,071	5,068	5,069
Consolidated Balance Sheet (Financial Statements 1.3)[2]					
Total assets	**102,362**	101,296	95,166	108,927	105,733
Net assets	**49,120**	48,530	48,766	55,605	52,175
Share capital (including share premium)	**4,899**	4,737	4,638	2,686	2,686
Total equity attributable to BHP shareholders	**44,811**	44,496	44,957	51,264	47,865
Consolidated Cash Flow Statement (Financial Statements 1.4)					
Net operating cash flows[3]	**20,665**	18,701	32,174	27,234	15,706
Capital and exploration expenditure[4,5]	**9,273**	7,083	7,545	7,120	7,640
Other financial information (OFR 10)					
Net debt[5]	**9,120**	11,166	333	4,121	12,044
Underlying attributable profit[5]	**13,660**	13,420	23,815	17,077	9,060
Underlying attributable profit – Continuing operations[5]	**13,660**	13,420	21,319	16,985	8,948
Underlying EBITDA[5]	**29,016**	27,956	40,634	35,073	19,870
Underlying EBIT[5]	**23,631**	22,820	34,436	29,853	15,130
Underlying basic earnings per share (US cents)[5]	**269.5**	265.0	470.6	337.7	179.2
Underlying basic earnings per share – Continuing operations (US cents)[5]	**269.5**	265.0	421.2	335.9	176.9
Underlying return on capital employed (per cent)[5]	**27.2**	28.8	48.7	32.5	16.9

1. For more information on earnings per share refer to Financial Statements note 7 'Earnings per share'.
2. The Consolidated Balance Sheet for comparative periods includes the associated assets and liabilities in relation to Blackwater and Daunia mines (disposed in FY2024), Petroleum (merger with Woodside in FY2022), BMC and Cerrejón (both disposed in FY2022) as IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations' does not require the Consolidated Balance Sheet to be restated for comparative periods.
3. Net operating cash flows are after dividends received, net interest paid, proceeds and settlements of cash management related instruments, net taxation paid and includes Net operating cash flows from Discontinued operations.
4. Capital and exploration and evaluation expenditure is presented on a cash basis and represents purchases of property, plant and equipment plus exploration and evaluation expenditure from the Consolidated Cash Flow Statement and includes purchases of property, plant and equipment plus exploration and evaluation expenditure from Discontinued operations. For more information refer to Financial Statements note 28 'Discontinued operations'. Exploration and evaluation expenditure is capitalised in accordance with our accounting policies, as set out in Financial Statements note 11 'Property, plant and equipment'.
5. We use non-IFRS financial information to reflect the underlying performance of the Group. Underlying attributable profit, Underlying basic earnings per share and Underlying return on capital employed includes Continuing and Discontinued operations. Refer to OFR 10 for a reconciliation of non-IFRS financial information to their respective IFRS measure. Refer to OFR 10.1 for the definition and method of calculation of non-IFRS financial information. Refer to Financial Statements note 21 'Net debt' for the composition of Net debt.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 217

3 Financial information by commodity

Management believes the following financial information presented by commodity provides a meaningful indication of the underlying financial performance of the assets, including equity accounted investments, of each reportable segment. Information relating to assets that are accounted for as equity accounted investments is shown to reflect BHP's share, unless otherwise noted, to provide insight into the drivers of these assets.

For the purposes of this financial information, segments are reported on a statutory basis in accordance with IFRS 8/AASB 8 'Operating Segments'. The tables for each commodity include an 'adjustment for equity accounted investments' to reconcile the equity accounted results to the statutory segment results.

For a reconciliation of non-IFRS financial information to respective IFRS measures and an explanation as to the use of Underlying EBITDA in assessing our performance refer to **OFR 10**

For the definition and method of calculation of non-IFRS financial information refer to **OFR 10.1**

For more information as to the statutory determination of our reportable segments refer to **Financial Statements note 1 'Segment reporting'**

Year ended 30 June 2024 US$M	Revenue[2]	Underlying EBITDA[3]	Underlying EBIT[3]	Exceptional items[4]	Net operating assets[3]	Capital expenditure	Exploration gross	Exploration to profit[5]
Copper								
Escondida	10,013	5,759	4,821		13,113	1,806		
Pampa Norte[6]	2,375	896	468		4,843	721		
Antamina[7]	1,478	968	746		1,498	437		
Copper South Australia[8]	4,085	1,568	928		16,498	1,048		
Other[7]	72	(176)	(228)		416	136		
Total Copper from Group production	18,023	9,015	6,735	–	36,368	4,148		
Third-party products	2,021	74	74	–	–	–		
Total Copper	20,044	9,089	6,809	–	36,368	4,148	216	215
Adjustment for equity accounted investments[7]	(1,478)	(525)	(285)	–	–	(437)	(3)	(2)
Total Copper statutory result	18,566	8,564	6,524	–	36,368	3,711	213	213
Iron Ore								
Western Australia Iron Ore	27,805	18,964	16,902		20,597	2,026		
Samarco[9]	–	–	–		(6,606)	–		
Other	122	(48)	(74)		(179)	7		
Total Iron Ore from Group production	27,927	18,916	16,828	(3,066)	13,812	2,033		
Third-party products	25	(3)	(3)	–	–	–		
Total Iron Ore	27,952	18,913	16,825	(3,066)	13,812	2,033	86	41
Adjustment for equity accounted investments	–	–	–	–	–	–	–	–
Total Iron Ore statutory result	27,952	18,913	16,825	(3,066)	13,812	2,033	86	41
Coal								
BHP Mitsubishi Alliance[10]	5,873	1,914	1,394		6,725	533		
New South Wales Energy Coal[11]	1,945	502	408		(211)	100		
Other	–	(27)	(50)		(42)	14		
Total Coal from Group production	7,818	2,389	1,752	880	6,472	647		
Third-party products	–	–	–	–	–	–		
Total Coal	7,818	2,389	1,752	880	6,472	647	14	3
Adjustment for equity accounted investments[11]	(152)	(99)	(75)	–	–	(1)	–	–
Total Coal statutory result	7,666	2,290	1,677	880	6,472	646	14	3
Group and unallocated items								
Potash	–	(255)	(257)		6,138	1,090	1	1
Western Australia Nickel[12]	1,473	(302)	(374)		(6)	1,254	50	58
Other[13]	1	(194)	(764)		(1,421)	82	93	93
Total Group and unallocated items	1,474	(751)	(1,395)	(3,908)	4,711	2,426	144	152
Inter-segment adjustment	–	–	–	–	–	–	–	–
Total Group	55,658	29,016	23,631	(6,094)	61,363	8,816	457	409

218 BHP Annual Report 2024

3 Financial information by commodity continued

Year ended 30 June 2023 US$M	Revenue[2]	Underlying EBITDA[3]	Underlying EBIT[3]	Exceptional items[4]	Net operating assets[3]	Capital expenditure	Exploration gross	Exploration to profit
Copper								
Escondida	8,847	4,934	4,070		12,207	1,351		
Pampa Norte[6]	2,491	754	244		4,487	647		
Antamina[7]	1,468	998	824		1,430	374		
Copper South Australia[8]	2,806	703	251		15,782	641		
Other[7]	20	(209)	(228)		323	59		
Total Copper from Group production	15,632	7,180	5,161	–	34,229	3,072		
Third-party products	1,863	18	18	–	–	–		
Total Copper	17,495	7,198	5,179	–	34,229	3,072	151	148
Adjustment for equity accounted investments[7]	(1,468)	(545)	(369)	–	–	(374)	(6)	(3)
Total Copper statutory result	16,027	6,653	4,810	–	34,229	2,698	145	145
Iron Ore								
Western Australia Iron Ore	24,678	16,660	14,663		20,438	1,956		
Samarco[9]	–	–	–		(3,382)	–		
Other	113	33	9		(100)	10		
Total Iron Ore from Group production	24,791	16,693	14,672	176	16,956	1,966		
Third-party products	21	(1)	(1)	–	–	–		
Total Iron Ore	24,812	16,692	14,671	176	16,956	1,966	96	52
Adjustment for equity accounted investments	–	–	–	–	–	–	–	–
Total Iron Ore statutory result	24,812	16,692	14,671	176	16,956	1,966	96	52
Coal								
BHP Mitsubishi Alliance[10]	7,652	3,197	2,572		7,545	488		
New South Wales Energy Coal[11]	3,455	1,953	1,868		(243)	156		
Other	–	(39)	(57)		(36)	13		
Total Coal from Group production	11,107	5,111	4,383	–	7,266	657		
Third-party products	–	–	–	–	–	–		
Total Coal	11,107	5,111	4,383	–	7,266	657	13	6
Adjustment for equity accounted investments[11]	(149)	(113)	(88)	–	–	–	–	–
Total Coal statutory result	10,958	4,998	4,295	–	7,266	657	13	6
Group and unallocated items								
Potash	–	(205)	(207)		4,469	647	1	1
Western Australia Nickel[12]	2,009	162	55		2,255	683	52	48
Other[13]	11	(344)	(804)		(1,295)	82	43	42
Total Group and unallocated items	2,020	(387)	(956)	(64)	5,429	1,412	96	91
Inter-segment adjustment	–	–	–	–	–	–	–	–
Total Group	53,817	27,956	22,820	112	63,880	6,733	350	294

1. Group profit before taxation comprised Underlying EBITDA of US$29,016 million (FY2023: US$27,956 million), exceptional items, depreciation, amortisation and impairments of US$11,479 million (FY2023: US$5,024 million) and net finance costs of US$1,489 million (FY2023: US$1,531 million).
2. Total revenue from thermal coal sales, including BMA and NSWEC, was US$1,873 million (FY2023: US$3,528 million).
3. For more information on the reconciliation of non-IFRS financial information to our statutory measures, reasons for usefulness and calculation methodology, please refer OFR 10 'Non-IFRS financial information'.
4. Excludes exceptional items relating to Net finance costs US$506 million and Income tax benefit US$837 million (FY2023: Net finance costs US$452 million and Income tax expense US$266 million).
5. Includes US$10 million (FY2023: US$ nil) of exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation).
6. Includes Spence and Cerro Colorado. Cerro Colorado entered temporary care and maintenance in December 2023.
7. Antamina, SolGold and Resolution (the latter two included in Other) are equity accounted investments and their financial information presented above with the exception of net operating assets reflects BHP Group's share. Group and Copper level information is reported on a statutory basis which reflects the application of the equity accounting method in preparing the Group financial statements – in accordance with IFRS. Underlying EBITDA of the Group and the Copper segment, includes D&A, net finance costs and taxation expense of US$525 million (FY2023: US$545 million) related to equity accounted investments.
8. Includes Olympic Dam as well as Prominent Hill and Carrapateena which were acquired on 2 May 2023 as part of the acquisition of OZL.
9. Samarco is an equity accounted investment. With the exception of net operating assets, the financial information presented reflects BHP Billiton Brasil Ltda's share. All financial impacts following the Samarco dam failure have been reported as exceptional items in both reporting periods.
10. On 2 April 2024 BHP and Mitsubishi Development Pty Ltd (MDP) completed the divestment of the Blackwater and Daunia mines (which were part of the BHP Mitsubishi Alliance (BMA)) to Whitehaven Coal. This resulted in a net after tax gain of US$674 million that has been recognised as an exceptional item. BHP continued to report its share of profit and loss within the Coal Segment and asset tables until that date. Refer to Financial Statements Note 3 'Exceptional items' for further information.
11. Includes Newcastle Coal Infrastructure Group (NCIG) which is an equity accounted investment and its financial information presented above, with the exception of net operating assets, reflects BHP Group's share. Total Coal statutory result excludes contribution related to NCIG until future profits exceed accumulated losses.
12. Western Australia Nickel comprises the Nickel West operations and, following the OZL acquisition on 2 May 2023, the West Musgrave project.
13. Other includes functions, other unallocated operations including legacy assets and consolidation adjustments. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties, as well as revenues from unallocated operations. Exploration and technology activities are recognised within relevant segments.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 219

4 Production

The table below details our mineral and derivative product production for all operations for the three years ended 30 June 2024, 2023 and 2022. Unless otherwise stated, the production numbers represent our share of production and include BHP's share of production from which profit is derived from our equity accounted investments. Production information for equity accounted investments is included to provide insight into the operational performance of these entities.

For information on minerals pricing during the past three years refer to OFR 9

	BHP interest %	BHP share of production[1] Year ended 30 June 2024	2023	2022
Copper[2]				
Payable metal in concentrate (kt)				
Escondida, Chile[3]	57.5	**926.7**	832.7	802.6
Pampa Norte, Chile[4]	100	**150.3**	125.3	111.2
Copper South Australia, Australia[5]	100	**106.3**	19.9	
Antamina, Peru[6]	33.75	**143.9**	138.4	149.9
Carajás, Brazil[7]	100	**8.4**	1.6	
Total		**1,335.6**	1,117.9	1,063.7
Cathode (kt)				
Escondida, Chile[3]	57.5	**198.6**	222.6	201.4
Pampa Norte, Chile[4]	100	**115.3**	163.5	170.0
Copper South Australia, Australia[5]	100	**215.7**	212.5	138.4
Total		**529.6**	598.6	509.8
Total copper (kt)		**1,865.2**	1,716.5	1,573.5
Lead				
Payable metal in concentrate (t)				
Antamina, Peru[6]	33.75	**332**	657	1,118
Total		**332**	657	1,118
Zinc				
Payable metal in concentrate (t)				
Antamina, Peru[6]	33.75	**103,392**	125,048	123,200
Total		**103,392**	125,048	123,200
Gold				
Payable metal in concentrate (troy oz)				
Escondida, Chile[3]	57.5	**181,061**	189,095	166,972
Pampa Norte, Chile[4]	100	**13,280**	26,811	28,870
Copper South Australia, Australia[5]	100	**163,061**	32,736	
Carajás, Brazil[7]	100	**5,813**	1,153	
Total		**363,215**	249,795	195,842
Refined gold (troy oz)				
Copper South Australia, Australia[5]	100	**207,123**	186,029	119,517
Total		**207,123**	186,029	119,517
Total gold (troy oz)		**570,338**	435,824	315,359
Silver				
Payable metal in concentrate (troy koz)				
Escondida, Chile[3]	57.5	**5,446**	5,074	5,334
Pampa Norte, Chile[4]	100	**1,654**	1,318	1,011
Copper South Australia, Australia[5]	100	**1,134**	201	
Antamina, Peru[6]	33.75	**3,359**	3,885	5,078
Total		**11,593**	10,478	11,423
Refined silver (troy koz)				
Copper South Australia, Australia[5]	100	**995**	1,089	743
Total		**995**	1,089	743
Total silver (troy koz)		**12,588**	11,567	12,166
Uranium				
Payable metal in concentrate (t)				
Copper South Australia, Australia[5]	100	**3,603**	3,406	2,375
Total		**3,603**	3,406	2,375
Molybdenum				
Payable metal in concentrate (t)				
Pampa Norte, Chile[4]	100	**794**	990	71
Antamina, Peru[6]	33.75	**1,822**	1,172	798
Total		**2,616**	2,162	869

220 BHP Annual Report 2024

4 Production continued

	BHP interest %	BHP share of production[1] Year ended 30 June 2024	2023	2022
Iron Ore				
Production (kt)[8]				
Newman Joint Venture, Australia	85	**58,102**	56,945	57,041
Area C Joint Venture, Australia	85	**105,868**	107,375	94,431
Yandi Joint Venture, Australia	85	**17,855**	21,410	38,922
Jimblebar, Australia[9]	85	**73,111**	66,801	58,782
Total Western Australia Iron Ore		**254,936**	252,531	249,176
Samarco, Brazil[6]	50	**4,748**	4,512	4,071
Total iron ore		**259,684**	257,043	253,247
Steelmaking coal				
Production (kt)[10]				
Blackwater, Australia[11]	50	**3,572**	5,055	5,834
Goonyella Riverside, Australia	50	**6,434**	8,310	8,360
Peak Downs, Australia	50	**4,217**	5,480	4,944
Saraji, Australia	50	**3,287**	4,596	4,614
Daunia, Australia[11]	50	**1,513**	1,989	1,491
Caval Ridge, Australia	50	**3,252**	3,590	3,899
Total BHP Mitsubishi Alliance (BMA)		**22,275**	29,020	29,142
South Walker Creek, Australia[12]	80	**–**	–	4,941
Poitrel, Australia[12]	80	**–**	–	2,981
Total BHP Mitsui Coal[12]		**–**	–	7,922
Total steelmaking coal		**22,275**	29,020	37,064
Energy coal				
Production (kt)				
New South Wales Energy Coal, Australia	100	**15,368**	14,172	13,701
Cerrejón, Colombia[6,13]	33.3	**–**	–	4,236
Total energy coal		**15,368**	14,172	17,937
Nickel				
Saleable production (kt)				
Western Australia Nickel, Australia[14,15]	100	**81.6**	80.0	76.8
Total		**81.6**	80.0	76.8
Cobalt				
Saleable production (t)				
Western Australia Nickel, Australia[14,15]	100	**734**	752	632
Total		**734**	752	632

1. BHP share of production includes the Group's share of production for which profit is derived from our equity accounted investments, unless otherwise stated.
2. Metal production is reported on the basis of payable metal.
3. Shown on 100 per cent basis. BHP interest in saleable production is 57.5 per cent.
4. Includes Spence for the full year and Cerro Colorado which entered temporary care and maintenance in December 2023.
5. The year ended 30 June 2024 includes Olympic Dam, Prominent Hill and Carrapateena. The year ended 30 June 2023 includes Olympic Dam and two months of production from Prominent Hill and Carrapateena from 1 May 2023, following the acquisition of OZ Minerals on 2 May 2023.
6. For statutory financial reporting purposes, this is an equity accounted investment. We have included production numbers from our equity accounted investments as the level of production and operating performance from these operations impacts Underlying EBITDA of the Group. Our use of Underlying EBITDA is explained in OFR 4.3.
7. The year ended 30 June 2023 includes two months of production from 1 May 2023, following the acquisition of OZ Minerals on 2 May 2023.
8. Iron ore production is reported on a wet tonnes basis.
9. Shown on 100 per cent basis. BHP interest in saleable production is 85 per cent.
10. Steelmaking coal production is reported on the basis of saleable product. Production figures may include some thermal coal.
11. BHP completed the sale of the Blackwater and Daunia mines on 2 April 2024. Production reported until their divestment on 2 April 2024.
12. Shown on 100 per cent basis. BHP completed the sale of its 80 per cent interest in BHP Mitsui Coal (BMC) on 3 May 2022. Production reported until 30 April 2022.
13. BHP completed the sale of our 33.3 per cent interest in Cerrejón on 11 January 2022. Production for Cerrejón reported until 31 December 2021.
14. Nickel contained in matte and refined nickel metal, including briquette, powder, nickel sulphate and by-product streams.
15. On 11 July 2024, we announced the temporary suspension of operations at Western Australia Nickel from October 2024, with a transition period to commence from July 2024.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 221

5 Major projects

Jansen Stage 1 (JS1) is 52 per cent complete and remains on track for first production in late CY2026 with a two-year ramp-up period. The engineering work and execution of procurement agreements is largely complete. In FY2025, underground and surface construction works will continue, including structural, mechanical and electrical activities for the mill areas. We also expect to complete the conversion of the service shaft headframe to a permanent structure. In FY2025, we estimate capex of US$1.3 billion for JS1 (FY2024: US$0.9 billion).

In October 2023, we approved an investment of US$4.9 billion for Jansen Stage 2 (JS2), which when combined with JS1, will increase our total planned potash production capacity to approximately 8.5 Mtpa representing around 10 per cent of the estimated market when fully ramped up. JS2 execution activity has now commenced and is 2 per cent complete, with first production expected in FY2029, followed by a three-year ramp-up period. In FY2025, the focus will be on detailed engineering, procurement for major equipment and construction packages, and structural steel fabrication. In FY2025, we estimate capex of US$0.5 billion for JS2 (FY2024: US$0.2 billion).

Commodity	Project and ownership	Project scope/capacity	Capital expenditure US$M	First production target date	Progress
Potash	Jansen Stage 1 (Canada) 100%	Design, engineering and construction of an underground potash mine and surface infrastructure, with capacity to produce 4.15 Mtpa	5,723	End-CY2026	Project is 52% complete
Potash	Jansen Stage 2 (Canada) 100%	Development of additional mining districts, completion of the second shaft hoist infrastructure, expansion of processing facilities and addition of rail cars to facilitate production of an incremental 4.36 Mtpa	4,859	FY2029	Project is 2% complete

Capital and exploration expenditure was US$9.3 billion in FY2024. This was made up of investment in organic development of US$5.9 billion, which includes approximately US$2.7 billion on copper projects and approximately US$1.1 billion at Jansen, plus an exploration spend of US$0.5 billion primarily at Copper South Australia; and maintenance[1] and decarbonisation expenditure of US$3.0 billion with US$1.2 billion sustaining capital at WAIO to support our medium-term goal of producing >305 Mtpa. In July this year, we signed an agreement with Lundin Mining to jointly acquire Filo Corp. and to enter a joint venture with the intent of developing the Filo del Sol and Josemaria copper projects.

Capital and exploration expenditure of approximately US$10 billion is expected for FY2025, including approximately US$0.5 billion of exploration. In FY2026 and the medium term,[2] capital and exploration expenditure of approximately US$11 billion per annum on average is expected. We have flexibility to adjust capital spend and phasing of projects to accommodate market dynamics and cash flow generation. Guidance is subject to exchange rate movements.

1. Maintenance capital includes non-discretionary spend for the following purposes: deferred development and production stripping; risk reduction, compliance and asset integrity.
2. Average for FY2027–FY2029.

222 BHP Annual Report 2024

6 Mineral Resources and Ore Reserves

Resources are the estimated quantities of material that can potentially be commercially recovered from BHP's properties. Reserves are a subset of resources that can be demonstrated to be able to be economically and legally extracted. In order to estimate reserves, assumptions are required about a range of technical and economic factors, including quantities, qualities, production techniques, recovery efficiency, production and transport costs, commodity supply and demand, commodity prices and exchange rates. The statement of Mineral Resources and Ore Reserves presented in this Annual Report has been produced in accordance with the Australian Securities Exchange (ASX) Listing Rules Chapter 5 and the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, December 2012 (JORC Code).

Predicted sales prices, based on supply and demand forecast and current and long-term historical average price trends, have been used. The Ore Reserves tabulated are held within existing, permitted mining tenements. Mineral leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all reserves on the leased properties to be mined in accordance with current production schedules. Ore Reserves may include areas where some additional approvals remain outstanding, however it is anticipated such approvals will be obtained within the timeframe required by the current life-of-mine schedule.

Declaration tables

- All Mineral Resources and Ore Reserves presented are reported in 100 per cent terms (unless otherwise stated) and represent estimates as at 30 June 2024.
- Tonnes are reported as dry metric tonnes (unless otherwise stated). All tonnes and grade/quality information have been rounded, so small differences may be present in the totals.
- The Measured and Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Ore Reserves.

Other reporting jurisdictions

The information contained in this document is expected to differ from that reported to the United States Securities and Exchange Commission (SEC) in our Annual Report on Form 20-F for the year ended 30 June 2024.

Mineral resources and mineral reserves reporting requirements for SEC filings in the United States are set forth in S-K 1300. S-K 1300 requires resources estimates to be reported exclusive of reserves estimates and both reported only for the portion attributable to our interest in such resources or reserves. In addition, specific disclosure requirements pertaining to economic assumptions and interpretation of reasonable prospects of economic extraction are expected to result in further differences between the resources and reserves estimates presented in this document and those to be reported in our Annual Report on Form 20-F.

Key differences in the estimation of our resources and reserves pursuant to the ASX Listing Rules and S-K 1300 are the economic inputs, commodity prices and cost assumptions. Estimates we report in accordance with the ASX Listing Rules and JORC Code (2012) are generally based on cost forecasts and internally-generated projected long-term commodity prices and current operating costs or costs used in studies for development projects. S-K 1300 requires mineral resources and mineral reserves estimates to be based on a reasonable and justifiable commodity price selected by a qualified person. The estimates reported in accordance with S-K 1300 are generally based on the historical average costs and prices over a timeframe of three years for production stage properties or, for development stage properties, costs determined from first principles.

Our resources and reserves estimates to be reported in our Annual Report on Form 20-F are therefore not directly comparable to those presented in this document and should be considered in relation to the differing reporting and disclosure requirements of the jurisdiction under which they are presented.

Assurance and verification

BHP has internal controls over our Mineral Resources and Ore Reserves estimation efforts that are designed to produce reasonable and reliable estimates aligned with industry practice and our regulatory reporting requirements. The governance for our estimation efforts is located at both the asset and the BHP Group level within our Resource Centre of Excellence, an internal assurance team independent of our Competent Persons and BHP employees who are responsible for the estimations. The assets provide first-line assurance on estimates through peer review and validation processes. The Resource Centre of Excellence is responsible for assurance over the processes implemented by the assets as they relate to Mineral Resources and Ore Reserves estimations and the compiling of the estimates to be reported in accordance with the ASX Listing Rules and JORC Code (2012).

Our internal controls utilise management systems, including, but not limited to, formal quality assurance and quality control processes, standardised procedures, workflow processes, data security covering record keeping, chain of custody and data storage, supervision and management approval, reconciliations, internal and external reviews and audits.

Our internal requirements and standards provide the basis for the governance over the estimation and reporting of Mineral Resources and Ore Reserves and provide technical guidance to all reporting assets. These internal requirements and standards are periodically reviewed and updated for alignment with industry practice and reporting regulations.

Our internal controls for exploration data, as they relate to Mineral Resources and Ore Reserves estimations, are managed by our operating assets with assurance provided by the Resource Centre of Excellence. These include procedures and standards defining minimum requirements of critical aspects to support exploration and resource development programs, spatial quality control checks on measurement points (e.g. collar, down-hole survey), quality control checks on samples, including laboratory data quality checks, geological database reviews and back-up routines and technical peer review across the data gathering, integration and estimation processes.

Our internal controls for Mineral Resources and Ore Reserves estimations include, but are not limited to:

- source data review from database extracts, using exploratory data statistical analysis prior to use in the estimation of Mineral Resources. Identification of data to exclude outliers and visual checks against estimation domains
- peer reviews of the estimation inputs based on statistical studies and estimation parameters as applied in industry standard estimation software
- visual and statistical validation of the estimates against source data and where available reconciliation to previous models, operational models and production data
- peer review of the classification applied, considering quantitative measures and qualitative considerations
- peer review of assumptions applied that convert resources to reserves
- independent audits or reviews for new or materially changed Mineral Resources and Ore Reserves

Operating assets manage internal risk registers relating to uncertainties in the Mineral Resources and Ore Reserves estimates to direct future work programs or estimation updates. These may include but are not limited to:

- areas of uncertainty in the estimates impacting local interpretations
- bulk density assumptions, based on sample testwork or operational results
- metallurgical recovery assumptions, based on testwork or plant performance
- changes in commodity prices, costs and exchange rate assumptions
- geotechnical and hydrogeological considerations impacting on underground or open-cut mining assumptions
- ore loss and dilution, mining selectivity and production rate assumptions
- cut-off value changes to meet product specifications
- changes in environmental, permitting and social licence to operate assumptions

Further to assurance activities by the assets specifically relating to the estimation of resources and reserves, the Resource Centre of Excellence with subject matter experts has developed standards and guidelines across BHP for reviewing and documenting the information supporting our Mineral Resources and Ore Reserves estimates, describing the methods used and verifying the reliability of such estimates. These activities are supported by the following controls:

- The reporting of Mineral Resources and Ore Reserves estimates are required to follow BHP's standard procedures for public reporting in accordance with current regulatory requirements.
- Annual risk reviews are conducted with Competent Persons and BHP employees on all Mineral Resources and Ore Reserves to be reported, including a year-on-year change impact assessment, reconciliation performance metrics for the operating mines and a control assessment for the estimation inputs. The information and supporting documentation are prepared by the Competent Persons relating to the estimates and evaluated for compliance with BHP's internal controls. Based on these reviews, recommendations of endorsement are provided to our senior management for the use and reporting of the Mineral Resources and Ore Reserves.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 223

- Periodic internal technical 'deep dive' assessments of Mineral Resources and Ore Reserves are conducted on a frequency that is informed by asset materiality and outcomes of the annual risk reviews.
- Management and closure reviews of actions assigned to Competent Persons and BHP employees resulting from the annual risk reviews and technical 'deep dive' assessments are conducted.
- Assurance is undertaken over the reporting documentation provided by Competent Persons for public release and management and verification of inputs into the BHP Resources and Reserves reporting database.

The Resource Centre of Excellence also provides an annual update on assurance activities and changes relating to our resources and reserves estimation efforts to the Risk and Audit Committee (RAC) in connection with the RAC's responsibility over the effectiveness of systems of internal control and risk management of BHP.

Inherent risks in the estimation of Mineral Resources and Ore Reserves

Estimated annual cash flows from our future operations, estimated production schedules, estimated capital expenditure and operating costs, estimated site closure costs, estimated royalty and tax costs, valuation assumptions and interpretations of geological data obtained from drill holes and other exploration techniques may not necessarily be indicative of future results. The assumptions and interpretations used to estimate our Mineral Resources and Ore Reserves may change from period to period, and because additional geological data generated during the course of our operations may not be consistent with the data on which we based our Mineral Resources and Ore Reserves, such estimates may change from period to period or may need to be revised. No assurance can be given that our Mineral Resources and Ore Reserves presented in this Annual Report will be recovered at the grade, quality or quantities presented or at all.

There are numerous uncertainties inherent in the estimation of Mineral Resources and Ore Reserves. Areas of uncertainty that may materially impact our Mineral Resources and Ore Reserves estimates may include, but are not limited to: (i) changes to long-term commodity prices, external market factors, foreign exchange rates and other economic assumptions; (ii) changes in geological interpretations of mineral deposits and geological modelling, including estimation input parameters and techniques; (iii) changes to metallurgical or process recovery assumptions which adversely affect the volume, grade or qualities of our commodities produced (for example, processing that results in higher deleterious elements that result in penalties) or other changes to mining method assumptions; (iv) changes to input assumptions used to derive the potentially mineable shapes applicable to the assumed underground or open-pit mining methods used to constrain the estimates; (v) changes to life of mine or production rate assumptions; (vi) changes to dilution and mining recovery assumptions; (vii) changes to cut-off grades applied to the estimates; (viii) changes to geotechnical data, structures, rock mass strength, stress regime, hydrogeological, hydrothermal or geothermal factors; (ix) changes to infrastructure supporting the operations of or access to the applicable mine site; (x) changes to mineral, surface, water or other natural resources rights; (xi) changes to royalty, taxes, environmental, permitting and social licence assumptions in the jurisdictions where we operate; and (xii) changes in capital or operating costs.

Estimates of Mineral Resources are subject to further exploration and evaluation of development and operating costs, grades, recoveries and other material factors, and therefore, are subject to uncertainty. Mineral Resources do not meet the threshold for Ore Reserves modifying factors, such as engineering, legal or economic feasibility, that would allow for the conversion to Ore Reserves. Accordingly, no assurance can be given that our Mineral Resources not included in Ore Reserves will become recoverable Proved and Probable Ore Reserves.

This statement is based on and fairly represents information and supporting documentation compiled by Competent Persons (as defined in the JORC Code). All Competent Persons have, at the time of reporting, sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity they are undertaking to qualify as a Competent Person.

Each Competent Person listed is an employee of BHP or a company in which BHP has a controlling interest (unless otherwise stated) and declares they have no issues that could be perceived by investors as a material conflict of interest in preparing the reported information. All Competent Persons are a Member or Fellow of the Australasian Institute of Mining and Metallurgy (AusIMM) or the Australian Institute of Geoscientists (AIG) or a Recognised Professional Organisation. Each Competent Person consents to the inclusion in this Annual Report of the matters based on their information in the form and context in which it appears.

Competent Persons

Copper	
Mineral Resources	Escondida: R Maureira (MAusIMM) employed by Minera Escondida Limitada
	Cerro Colorado and Spence: R Guerrero Roman (MAusIMM)
	Pampa Escondida, Pinta Verde and Chimborazo: E Mulet Cortes (MAusIMM) employed by Minera Escondida Limitada
	Pantera and Pedra Branca: C Lollo (FAusIMM)
	Succoth: P Ormond (MAusIMM)
	Carrapateena and Fremantle Doctor: S Light (MAusIMM)
	Prominent Hill: B Whittaker (MAusIMM)
	Olympic Dam: J L Macdonald (MAusIMM)
	Antamina: L Canchis Perez (FAusIMM) employed by Compañia Minera Antamina S.A.
Ore Reserves	Escondida: P Castillo (MAusIMM) employed by Minera Escondida Limitada
	Spence: P Elissetche (MAusIMM)
	Pedra Branca: J Moura (MAusIMM)
	Carrapateena: M Fargher (MAusIMM)
	Prominent Hill: AM Ebbels (FAusIMM-CP)
	Olympic Dam: F Mello (MAusIMM)
	Antamina: F Angeles Beron (PEGBC) employed by Compañia Minera Antamina S.A.
Iron ore	
Mineral Resources	WAIO: C Allison (MAusIMM), M Furness (MAusIMM), E Maidens (MAIG)
	Samarco: L Bonfioli (MAusIMM) employed by Samarco Mineração S.A.
Ore Reserves	WAIO: A Balueva (MAusIMM), P K Chhajer (MAusIMM-CP), J Frewen (MAusIMM), R Fuentes Acosta (MAusIMM), H Mavhondo (MAusIMM), N Nicholls (MAusIMM)
	Samarco: E Baeta (MAusIMM) employed by Samarco Mineração S.A.
Coal	
Coal Resources	Goonyella Complex: D James (MAusIMM)
	Saraji, Blackwater, Daunia and Togara South: R Saha (MAusIMM)
	Peak Downs: J L Young (MAusIMM)
	Caval Ridge: C Williams (MAusIMM-CP)
	Saraji South: J Robin (MAusIMM)
	Mt Arthur Coal: J James (MAusIMM)
Coal Reserves	Goonyella Complex: V Grajdan (MAusIMM) and D Walker (MAusIMM)
	Peak Downs: P Gupta (MAusIMM)
	Saraji: N Mohtaj (MAusIMM)
	Caval Ridge, Saraji South and Daunia: G Bustos (MAusIMM-CP)
	Blackwater: R Campbell (MAusIMM)
	Mt Arthur Coal: D Perkins (MAusIMM)
Potash	
Mineral Resources	Jansen: B Németh (MAusIMM) and O Turkekul (APEGS)
Ore Reserves	Jansen: J Sondergaard (MAusIMM)
Nickel	
Mineral Resources	Leinster: R Finch (MAusIMM), M Hope (MAusIMM), G Merello (MAusIMM)
	Mt Keith, Yakabindie and Honeymoon Well: R Finch (MAusIMM) and M Hope (MAusIMM)
	Cliffs and Jericho: G Merello (MAusIMM) and M Hope (MAusIMM)
	Nebo and Babel: P Ormond (MAusIMM)
Ore Reserves	Leinster, Mt Keith, Cliffs and Yakabindie: B Hollins (MAusIMM)
	Nebo and Babel: Y Sitorus (MAusIMM)

Annual Report compilation
F Bodycoat (MAusIMM-CP), Resource Centre of Excellence

224 **BHP** Annual Report 2024

6 Mineral Resources and Ore Reserves continued

Copper

Mineral Resources

As at 30 June 2024

Commodity deposit[1]	Ore type	Measured Resources					Indicated Resources				
		Mt	%Cu	ppmMo	g/tAu		Mt	%Cu	ppmMo	g/tAu	
Copper operations											
Escondida[2]	Oxide	90	0.57	–	–		14	0.54	–	–	
	Mixed	50	0.48	–	–		37	0.48	–	–	
	Sulphide	5,080	0.58	–	–		4,000	0.53	–	–	
Cerro Colorado[3]	Oxide	68	0.61	–	–		113	0.62	–	–	
	Supergene Sulphide	48	0.58	–	–		97	0.58	–	–	
	Transitional Sulphide	72	0.45	–	–		104	0.41	–	–	
	Hypogene Sulphide	–	–	–	–		–	–	–	–	
Spence[4]	Oxide	14	0.63	–	–		1.6	0.59	–	–	
	Supergene Sulphide	82	0.55	–	–		29	0.45	–	–	
	Transitional Sulphide	16	0.58	100	–		0.2	0.47	50	–	
	Hypogene Sulphide	736	0.46	160	–		696	0.43	130	–	
Copper projects											
Pampa Escondida	Sulphide	294	0.53	–	0.07		1,150	0.55	–	0.10	
Pinta Verde	Oxide	109	0.59	–	–		64	0.52	–	–	
	Sulphide	–	–	–	–		23	0.50	–	–	
Chimborazo	Sulphide	–	–	–	–		135	0.50	–	–	
Pantera	OC Sulphide	–	–	–	–		13	1.28	–	0.17	
Succoth	OC Sulphide	–	–	–	–		61	0.57	–	–	
Copper gold operations		Mt	%Cu	g/tAu	g/tAg		Mt	%Cu	g/tAu	g/tAg	
Pedra Branca[5]	UG Sulphide	0.58	1.57	0.48	–		7.9	1.67	0.43	–	
Carrapateena	UG Sulphide	130	0.98	0.40	4		470	0.62	0.26	3	
Prominent Hill[6]	UG Sulphide	42	1.15	0.59	3		50	0.86	0.88	2	
	SP Sulphide	0.3	1.04	0.61	3		1.6	0.11	0.56	0.3	
	SP Low-grade	–	–	–	–		2.2	0.16	0.34	0.6	
Copper gold project											
Fremantle Doctor	UG Sulphide	–	–	–	–		–	–	–	–	
Copper uranium gold operation		Mt	%Cu	kg/tU_3O_8	g/tAu	g/tAg	Mt	%Cu	kg/tU_3O_8	g/tAu	g/tAg
Olympic Dam[7]	OC Sulphide	3,570	0.61	0.20	0.32	1	3,310	0.57	0.19	0.23	1
	UG Sulphide	820	1.55	0.45	0.61	3	640	1.48	0.45	0.51	3
Copper zinc operation		Mt	%Cu	%Zn	g/tAg	ppmMo	Mt	%Cu	%Zn	g/tAg	ppmMo
Antamina[8]	Sulphide Cu only	275	0.80	0.12	8	250	339	0.83	0.14	9	260
	Sulphide Cu-Zn	70	0.86	1.60	20	90	188	1.00	1.82	18	80
	UG Sulphide Cu only	–	–	–	–	–	–	–	–	–	–
	UG Sulphide Cu-Zn	–	–	–	–	–	–	–	–	–	–

1. Cut-off criteria:

Deposit	Ore type	Mineral Resources	Ore Reserves
Escondida	Oxide	≥ 0.20%SCu	–
	Full SaL	–	Variable cut-off grade (V_COG): oxide ≥ 0.20%SCu and sulphide ≥0.30%Cu.
	Mixed	≥ 0.30%Cu	–
	Sulphide	≥0.25%Cu or ≥0.30%Cu depending on processing.	≥ 0.30%Cu and greater than V_COG of the concentrator. Sulphide ore is processed in the concentrator plants as a result of an optimised mine plan with consideration of technical and economical parameters in order to maximise net present value.
	Sulphide Leach	–	≥ 0.25%Cu and lower than V_COG and with >30% of copper carried by more leachable copper minerals. Sulphide Leach ore is processed by dump leaching as an alternative to the concentrator process.
Cerro Colorado	Oxide & Supergene Sulphide	≥ 0.25%Cu	–
	Transitional Sulphide & Hypogene Sulphide	≥ 0.20%Cu	–
Spence	All ore types	≥ 0.20%Cu	≥ 0.20%Cu
Pampa Escondida	Sulphide	≥ 0.30%Cu	–
Pinta Verde	Oxide	≥ 0.20%SCu	–
	Sulphide	≥ 0.30%Cu	–
Chimborazo	Sulphide	≥ 0.30%Cu	–
Pantera	OC Sulphide	≥ 0.25%Cu	–
Succoth	OC Sulphide	Net smelter return (NSR) cut-off of A$19/t which represents the mill limited break-even cut-off inclusive of processing, ore re-handling and material handling costs per total tonne mined.	–
Pedra Branca	UG Sulphide	Cut-off based on NSR value of US$52/t.	Cut-off based on NSR for two regions of the mine: US$62/t above the upper mining level (925) and US$68/t below the 925 mining level.
Carrapateena	UG Sulphide	Cut-off based on NSR value of A$25/t to generate a continuous shape in which all material has the potential to be mined by block cave mining method.	Cut-off based on NSR value of A$30/t for Block Cave 1 and NSR A$34 for Block Cave 2. Cut-off in the SLC varies by block between NSR A$65-90/t.
Prominent Hill	UG Sulphide	Cut-off based on NSR value of A$48/t, being life of mine break-even cut-off of A$57/t multiplied by a factor of 0.83. An NSR of A$48/t is equivalent to 0.52%Cu, 0.36g/t Au and 1.7g/t Ag.	Cut-off varies with material handling requirements and is between NSR value of A$65-75/t.
	SP Sulphide & SP Low-grade	Cut-off based on NSR value of A$17/t which is inclusive of re-handling and processing costs.	Cut-off based on NSR value of A$17/t which is inclusive of re-handling and processing costs.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 225

											As at 30 June 2023				
Inferred Resources					Total Resources					BHP interest	Total Resources				
Mt	%Cu	ppmMo	g/tAu		Mt	%Cu	ppmMo	g/tAu		%	Mt	%Cu	ppmMo	g/tAu	
2.0	0.51	–	–		106	0.56	–	–		57.5	111	0.58	–	–	
20	0.45	–	–		107	0.47	–	–			125	0.47	–	–	
9,060	0.53	–	–		18,100	0.55	–	–			18,800	0.54	–	–	
5.7	0.58	–	–		187	0.62	–	–		100	187	0.62	–	–	
22	0.64	–	–		167	0.59	–	–			167	0.59	–	–	
29	0.42	–	–		205	0.43	–	–			205	0.43	–	–	
1,700	0.36	–	–		1,700	0.36	–	–			1,700	0.36	–	–	
–	–	–	–		16	0.63	–	–		100	21	0.61	–	–	
0.3	0.42	–	–		111	0.52	–	–			119	0.48	–	–	
–	–	–	–		16	0.58	100	–			12	0.58	90	–	
786	0.39	90	–		2,220	0.43	130	–			2,300	0.43	120	–	
5,400	0.44	–	0.04		6,840	0.46	–	0.06		57.5	6,860	0.46	–	0.06	
15	0.54	–	–		188	0.56	–	–		57.5	188	0.57	–	–	
37	0.45	–	–		60	0.47	–	–			60	0.47	–	–	
80	0.60	–	–		215	0.54	–	–		57.5	218	0.53	–	–	
7.1	1.09	–	0.15		20	1.21	–	0.17		100	20	1.21	–	0.17	
57	0.52	–	–		120	0.54	–	–		100	120	0.54	–	–	
Mt	%Cu	g/tAu	g/tAg		Mt	%Cu	g/tAu	g/tAg			Mt	%Cu	g/tAu	g/tAg	
7.3	1.38	0.36	–		16	1.53	0.40	–		100	17	1.54	0.41	–	
300	0.26	0.13	2		900	0.55	0.24	3		100	900	0.56	0.24	3	
66	0.85	0.90	2		158	0.93	0.81	3		100	162	0.94	0.81	3	
–	–	–	–		1.9	0.24	0.57	0.7			4.4	0.19	0.58	0.5	
–	–	–	–		2.2	0.16	0.34	0.6			2.2	0.16	0.34	0.6	
100	0.51	0.33	1		100	0.51	0.33	1		100	100	0.51	0.33	1	
Mt	%Cu	kg/tU₃O₈	g/tAu	g/tAg	Mt	%Cu	kg/tU₃O₈	g/tAu	g/tAg		Mt	%Cu	kg/tU₃O₈	g/tAu	g/tAg
2,840	0.58	0.20	0.22	1	9,720	0.59	0.20	0.26	1	100	9,640	0.58	0.19	0.26	1
190	1.44	0.41	0.63	3	1,650	1.51	0.45	0.57	3		1,740	1.49	0.44	0.58	3
Mt	%Cu	%Zn	g/tAg	ppmMo	Mt	%Cu	%Zn	g/tAg	ppmMo		Mt	%Cu	%Zn	g/tAg	ppmMo
536	0.87	0.14	8	240	1,150	0.84	0.13	8	250	33.75	1,190	0.84	0.14	8	250
215	1.06	1.52	16	80	473	1.01	1.65	17	80		502	1.01	1.63	17	80
268	1.28	0.21	11	170	268	1.28	0.21	11	170		251	1.28	0.22	12	180
166	1.12	1.33	15	60	166	1.12	1.33	15	60		166	1.14	1.41	16	60

Deposit	Ore type	Mineral Resources	Ore Reserves
Fremantle Doctor	UG Sulphide	Cut-off based on NSR value of A$25/t used to generate a continuous shape in which all material has the potential to be mined by block cave mining method.	–
Olympic Dam	OC Sulphide	Variable between 0.1%Cu and 0.3%Cu	–
	UG Sulphide	Variable between 0.6%Cu and 1.0%Cu	Variable between 1.0%Cu and 1.7%Cu
	Low-grade	–	≥ 0.6%Cu
Antamina	Sulphide Cu only	Net value per concentrator hour (US$/h) incorporating all material revenue and cost factors and includes metallurgical recovery (see footnote 11 for averages). Mineralisation at the US$0/hr limit is approximately equivalent to 0.16%Cu, 2.3g/tAg, 130ppmMo with 7,055t/hr mill throughput.	Net value per concentrator hour (US$/h) incorporating all material revenue and cost factors and includes metallurgical recovery (see footnote 11 for averages). Mineralisation at the US$6,000/hr limit is approximately equivalent to 0.16%Cu, 2.1g/tAg, 141ppmMo with 7,032t/hr mill throughput.
	Sulphide Cu-Zn	Net value per concentrator hour (US$/h) incorporating all material revenue and cost factors and includes metallurgical recovery (see footnote 11 for averages). Mineralisation at the US$0/hr limit is approximately equivalent to 0.09%Cu, 0.70%Zn, 4.5g/tAg with 6,286t/hr mill throughput.	Net value per concentrator hour (US$/h) incorporating all material revenue and cost factors and includes metallurgical recovery (see footnote 11 for averages). Mineralisation at the US$6,000/hr limit is approximately equivalent to 0.09%Cu, 0.85%Zn, 3.2g/tAg with 6,284t/hr mill throughput.
	UG Sulphide Cu only	NSR value incorporating all material revenue and includes metallurgical recovery. Only sub-level stoping mining method at US$53.8/t break-even cut-off was applied, equivalent to 0.80%Cu, 7.2g/tAg and 140ppmMo. Predicted metallurgical recoveries of 93% for Cu, 81% for Ag and 51% for Mo.	–
	UG Sulphide Cu-Zn	NSR value incorporating all material revenue and includes metallurgical recovery. Only sub-level stoping mining method at US$53.8/t break-even cut-off was applied, equivalent to 0.58%Cu, 1.02%Zn and 10.4g/tAg. Predicted metallurgical recoveries of 83% for Cu, 83% for Zn and 74% for Ag.	–

2. Escondida – The decrease in Mixed ore type was mainly due to changes in geotechnical parameters.
3. Cerro Colorado – Remained on care and maintenance.
4. Spence – The decrease in Oxide and Supergene Sulphide ore types was due to depletion and updated economic parameters. The increase in Transitional Sulphide ore type was due to updated economic parameters.
5. Pedra Branca – The decrease in Mineral Resources was due to depletion.
6. Prominent Hill – The decrease in SP Sulphide ore type was due to depletion.
7. Olympic Dam – The decrease in UG Sulphide ore type was due to a resource estimate update supported by additional drilling.
8. Antamina – The decrease in Sulphide Cu-Zn ore type was mainly due to depletion. An increase in UG Sulphide Cu only ore type was due to updated economic parameters.

226 **BHP** Annual Report 2024

6 Mineral Resources and Ore Reserves continued

Copper

Ore Reserves

As at 30 June 2024

		Proved Reserves					Probable Reserves				
Commodity deposit[1,9,10]	Ore type	Mt	%Cu	ppmMo			Mt	%Cu	ppmMo		
Copper operations											
Escondida[11,13]	Full SaL	180	0.80	–			36	0.61	–		
	Oxide	–	–	–			–	–	–		
	Sulphide	3,370	0.63	–			1,400	0.54	–		
	Sulphide Leach	1,260	0.38	–			239	0.37	–		
Spence[11,12,14]	Oxide	12	0.63	–			0.6	0.53	–		
	Supergene Sulphide	44	0.60	–			37	0.51	–		
	Transitional Sulphide	11	0.55	120			0.2	0.41	96		
	Hypogene Sulphide	390	0.57	190			385	0.50	130		
Copper gold operations		Mt	%Cu	g/tAu	g/tAg		Mt	%Cu	g/tAu	g/tAg	
Pedra Branca[12,15]	UG Sulphide	0.31	1.65	0.49	–		2.6	2.07	0.53	–	
Carrapateena[11]	UG Sulphide	–	–	–	–		185	1.03	0.41	4	
Prominent Hill[11,16]	UG Sulphide	21	1.18	0.54	3		28	0.82	0.70	2	
	SP Sulphide	0.3	1.04	0.61	3		1.6	0.11	0.56	0.3	
	SP Low-grade	–	–	–	–		2.2	0.16	0.34	0.6	
Copper uranium gold operation		Mt	%Cu	kg/tU_3O_8	g/tAu	g/tAg	Mt	%Cu	kg/tU_3O_8	g/tAu	g/tAg
Olympic Dam[11,17]	UG Sulphide	285	1.96	0.61	0.74	5	273	1.73	0.57	0.59	3
	Low-grade	–	–	–	–	–	42	0.84	0.28	0.33	2
Copper zinc operation		Mt	%Cu	%Zn	g/tAg	ppmMo	Mt	%Cu	%Zn	g/tAg	ppmMo
Antamina[11,18]	Sulphide Cu only	91	0.90	0.13	8	350	46	1.04	0.18	10	340
	Sulphide Cu-Zn	25	1.00	1.81	19	100	36	0.96	1.94	17	90

9. Approximate drill-hole spacings used to classify the reserves were:

Deposit	Proved Reserves	Probable Reserves
Escondida	Full SaL: 30m × 30m	Full SaL: 45m × 45m
	Sulphide: 50m × 50m	Sulphide: 90m × 90m
	Sulphide Leach: 60m × 60m	Sulphide Leach: 115m × 115m
Spence	Oxide 50m x 50m	100m × 100m for all ore types
	Supergene Sulphide, Transitional Sulphide & Hypogene Sulphide: 70m × 70m	
Pedra Branca	25m x 50m	50m x 50m
Carrapateena	–	25m to 100m
Prominent Hill	<35m	35m to 75m
Olympic Dam	20m to 35m	35m to 70m
Antamina	25m to 55m	40m to 80m

10. Ore delivered to process plant.
11. Metallurgical recoveries for the operations were:

Deposit	Metallurgical recovery
Escondida	Full SaL: 76%
	Sulphide: 85%
	Sulphide Leach: 42%
Spence	Oxide: 84%
	Supergene Sulphide: 81%
Carrapateena	Cu 92%, Au 84%, Ag 73%
Prominent Hill	UG Sulphide and SP Sulphide: Cu 86%, Au 83%, Ag 75%
	SP Low-grade: Cu 65%, Au 55%
Olympic Dam	Cu 94%, U3O8 68%, Au 70%, Ag 63%
Antamina	Sulphide Cu only: Cu 93%, Zn 0%, Ag 81%, Mo 51%
	Sulphide Cu-Zn: Cu 83%, Zn 83%, Ag 74%, Mo 0%

12. Metallurgical recoveries based on testwork:

Deposit	Metallurgical recovery
Spence	Transitional Sulphide and Hypogene Sulphide: Cu 85%, Mo 55%
Pedra Branca	Cu 83-95%, Au 53-72%

13. Escondida – Full SaL ore type has replaced Oxide ore type. The increase in Full SaL ore type was due to a change in processing methodology for ore types at Escondida. The decrease in Sulphide Leach ore type was due to updates in the mine design and economic assumptions.
14. Spence – The decrease in Ore Reserves was due to changes in economic parameters and an updated mine plan.
15. Pedra Branca – The decrease in Ore Reserves was due to depletion.
16. Prominent Hill – The decrease in UG Sulphide and SP Sulphide ore types was due to depletion.
17. Olympic Dam – The decrease in UG Sulphide ore type was due to a change in cut-off grade and updated macroeconomics.
18. Antamina – The decrease in Ore Reserves was mainly due to depletion.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 227

						As at 30 June 2023				
Total Reserves					BHP interest %	Total Reserves				
Mt	%Cu	ppmMo				Mt	%Cu	ppmMo		
216	0.77	–			57.5	–	–	–		
–	–	–				158	0.52	–		
4,770	0.60	–				4,780	0.64	–		
1,500	0.38	–				1,650	0.41	–		
13	0.63	–			100	18	0.63	–		
81	0.56	–				115	0.49	–		
11	0.55	120				12	0.58	90		
775	0.54	160				1,210	0.46	140		
Mt	%Cu	g/tAu	g/tAg			Mt	%Cu	g/tAu	g/tAg	
2.9	2.03	0.52	–		100	3.4	1.99	0.52	–	
185	1.03	0.41	4		100	189	1.04	0.41	4	
49	0.97	0.63	3		100	54	0.99	0.64	3	
1.9	0.24	0.57	0.7			4.4	0.19	0.58	0.5	
2.2	0.16	0.34	0.6			2.2	0.16	0.34	0.6	
Mt	%Cu	kg/tU_3O_8	g/tAu	g/tAg		Mt	%Cu	kg/tU_3O_8	g/tAu	g/tAg
558	1.85	0.59	0.67	4	100	590	1.82	0.58	0.67	4
42	0.84	0.28	0.33	2		44	0.79	0.27	0.34	2
Mt	%Cu	%Zn	g/tAg	ppmMo		Mt	%Cu	%Zn	g/tAg	ppmMo
137	0.95	0.15	9	340	33.75	173	0.94	0.15	8	350
61	0.98	1.89	18	90		80	0.98	1.89	15	80

228 BHP Annual Report 2024

6 Mineral Resources and Ore Reserves continued

Iron ore

Mineral Resources

As at 30 June 2024

Commodity deposit[1,2]	Ore type	Measured Resources Mt	%Fe	%P	$\%SiO_2$	$\%Al_2O_3$	%LOI	Indicated Resources Mt	%Fe	%P	$\%SiO_2$	$\%Al_2O_3$	%LOI
Iron ore operations													
WAIO[3,4,5,6]	BKM	3,180	60.6	0.14	4.7	2.6	5.4	4,950	59.5	0.14	5.4	2.6	6.1
	CID	330	55.7	0.05	6.4	2.3	11.0	340	56.2	0.06	6.5	2.3	10.3
	DID	–	–	–	–	–	–	190	61.8	0.05	3.8	3.5	3.5
	MM	1,610	61.2	0.07	3.6	1.8	6.4	1,680	59.6	0.06	4.8	2.2	7.0
	NIM	–	–	–	–	–	–	–	–	–	–	–	–
Brazil		Mt	%Fe	%Pc				Mt	%Fe	%Pc			
Samarco	ROM	3,050	39.3	0.05				1,720	37.7	0.05			

Ore Reserves

As at 30 June 2024

Commodity deposit[1,7]	Ore type	Proved Reserves Mt	%Fe	%P	$\%SiO_2$	$\%Al_2O_3$	%LOI	Probable Reserves Mt	%Fe	%P	$\%SiO_2$	$\%Al_2O_3$	%LOI
Iron ore operations													
WAIO[3,4,8,9,10,11,12]	BKM	1,250	62.2	0.13	3.4	2.3	4.6	1,310	61.8	0.13	3.6	2.2	5.0
	CID	22	57.0	0.05	5.5	1.7	10.8	3.0	56.5	0.06	6.0	2.3	10.7
	MM	740	62.3	0.06	2.9	1.6	5.9	1,000	61.2	0.06	3.5	1.8	6.6
Brazil		Mt	%Fe	%Pc				Mt	%Fe	%Pc			
Samarco[13]	ROM	97	40.7	0.07				752	43.0	0.05			

1. The Mineral Resources and Ore Reserves qualities listed refer to in situ mass percentage on a dry weight basis. Wet tonnes are reported for WAIO deposits and Samarco, including moisture contents for WAIO: BKM – Brockman 3%, CID – Channel Iron Deposits 8%, DID – Detrital Iron Deposits 4%, MM – Marra Mamba 4% and Samarco: ROM 6.5%.
2. A single cut-off grade was applied in WAIO per deposit ranging from 50-58%Fe with an additional threshold of <6%Al_20_3 applied to the DID ore type. For Samarco the cut-off grade was 22%Fe.
3. WAIO – Mineral Resources and Ore Reserves are reported on a Pilbara basis by ore type to align with our production of blended lump products which comprises BKM and MM ore types and blended fines products including CID. This also reflects our single logistics chain and associated management system.
4. WAIO – BHP interest is reported as Pilbara Ore Reserves tonnes weighted average across all joint ventures which can vary from year to year. BHP ownership varies between 85% and 100%.
5. WAIO – Mineral Resources are restricted to areas which have been identified for inclusion based on a risk assessment, including heritage sites.
6. WAIO – The increase in the DID ore type was due to a resource estimate update informed by additional drilling. The decrease in NIM ore type was due to an updated economic assessment.

Steelmaking Coal

Coal Resources

As at 30 June 2024

Commodity deposit[1,2]	Mining method	Coal type	Measured Resources Mt	%Ash	%VM	%S	Indicated Resources Mt	%Ash	%VM	%S
Steelmaking coal operations										
CQCA JV										
Goonyella Complex	OC	Met	593	8.7	21.9	0.51	122	9.3	22.0	0.53
	UG	Met	1,410	9.8	20.8	0.53	423	10.3	19.4	0.54
Peak Downs	OC	Met	1,024	10.4	19.2	0.61	568	11.3	19.1	0.68
Caval Ridge	OC	Met	282	12.3	22.0	0.56	211	11.9	20.1	0.56
Saraji	OC	Met/Th	1,106	10.4	16.9	0.62	506	11.0	16.0	0.68
	UG	Met/Th	81	9.5	15.7	0.56	164	11.0	16.3	0.59
Saraji South	OC	Met	280	9.4	17.2	0.66	126	9.7	17.2	0.72
Blackwater[3]	OC	Met/Th	–	–	–	–	–	–	–	–
	UG	Met/Th	–	–	–	–	–	–	–	–
Daunia[3]	OC	Met/Th	–	–	–	–	–	–	–	–

1. Tonnages are reported on an in situ moisture basis. Coal qualities are for a potential product on an air-dried basis.
2. Cut-off criteria:

Deposit	Mining method	Coal Resources	Coal Reserves
Goonyella Complex	OC	≥ 0.5m seam thickness, core yield ≥50% and ≤35% raw ash	≥ 0.5m seam thickness
	UG	≥ 2.0m seam thickness, core yield ≥50% and ≤35% raw ash	≥ 2.5m seam thickness
Peak Downs	OC	≥ 0.5m seam thickness and ≤35% raw ash	≥ 0.5m seam thickness
Caval Ridge	OC	≥ 0.3m seam thickness and core yield ≥30%	≥ 0.4m seam thickness
Saraji	OC	≥ 0.5m seam thickness, core yield ≥35% and ≤35% raw ash	≥ 0.5m seam thickness
	UG	≥ 2.0m seam thickness, core yield ≥35% and ≤35% raw ash	–
Saraji South	OC	≥ 0.5m seam thickness, core yield ≥50%	≥ 0.5m seam thickness

3. Divestment of Blackwater and Daunia was completed on 2 April 2024.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 229

Inferred Resources						Total Resources						BHP interest	As at 30 June 2023 Total Resources					
Mt	%Fe	%P	$\%SiO_2$	$\%Al_2O_3$	%LOI	Mt	%Fe	%P	$\%SiO_2$	$\%Al_2O_3$	%LOI	%	Mt	%Fe	%P	$\%SiO_2$	$\%Al_2O_3$	%LOI
11,700	58.9	0.14	5.7	2.6	6.7	19,830	59.3	0.14	5.4	2.6	6.4	85	19,880	59.3	0.14	5.5	2.6	6.4
870	54.7	0.06	6.8	3.0	11.1	1,540	55.2	0.06	6.6	2.7	10.9		1,560	55.3	0.06	6.6	2.7	10.9
80	60.0	0.06	4.9	4.2	4.3	280	61.2	0.06	4.1	3.7	3.8		260	61.3	0.06	4.1	3.7	3.7
4,580	59.1	0.07	5.2	2.4	7.2	7,870	59.6	0.07	4.8	2.2	7.0		8,020	59.7	0.07	4.7	2.2	7.0
–	–	–	–	–	–	–	–	–	–	–	–		200	61.1	0.06	8.8	1.1	1.8
Mt	%Fe	%Pc				Mt	%Fe	%Pc					Mt	%Fe	%Pc			
420	37.4	0.06				5,190	38.6	0.05				50	5,210	38.6	0.05			

Total Reserves						BHP interest	As at 30 June 2023 Total Reserves					
Mt	%Fe	%P	$\%SiO_2$	$\%Al_2O_3$	%LOI	%	Mt	%Fe	%P	$\%SiO_2$	$\%Al_2O_3$	%LOI
2,560	62.0	0.13	3.5	2.3	4.8	85	2,450	61.9	0.13	3.7	2.3	4.8
25	56.9	0.05	5.6	1.8	10.8		60	56.6	0.05	5.5	1.8	11.2
1,740	61.7	0.06	3.2	1.7	6.3		1,810	61.7	0.06	3.2	1.7	6.3
Mt	%Fe	%Pc					Mt	%Fe	%Pc			
849	42.7	0.06				50	–	–	–			

7. Approximate drill-hole spacings used to classify the reserves were:

Deposit	Proved Reserves	Probable Reserves
WAIO	50m × 50m	150m × 50m
Samarco	100m x 100m	200m x 200m

8. WAIO – Recovery was 100% for all ore types (tonnage basis).
9. WAIO – Iron ore is marketed for WAIO as Lump (direct blast furnace feed) and Fines (sinter plant feed).
10. WAIO – Cut-off grades used to estimate Ore Reserves range from 50–62%Fe for all material types. Ore delivered to process facility.
11. WAIO – Ore Reserves are all located on State Agreement mining leases that guarantee the right to mine. Across WAIO, State Government approvals (including environmental and heritage clearances) are required before commencing mining operations in a particular area. Included in the Ore Reserves are select areas where one or more approvals remain outstanding, but where, based on the technical investigations carried out as part of the mine planning process and company knowledge and experience of the approvals process, it is expected that such approvals will be obtained as part of the normal course of business and within the time frame required by the current mine schedule.
12. WAIO – The decrease in CID ore type was due to changes in modifying factors and depletion.
13. Samarco – The increase in Ore Reserves was due to the re-instatement of mining permits.

Inferred Resources				Total Resources				BHP interest	As at 30 June 2023 Total Resources			
Mt	%Ash	%VM	%S	Mt	%Ash	%VM	%S	%	Mt	%Ash	%VM	%S
50	12.4	24.8	0.59	765	9.0	22.1	0.52	50	780	9.0	22.1	0.52
662	9.3	18.9	0.51	2,495	9.7	20.0	0.52		2,501	9.7	20.0	0.52
366	11.9	20.3	0.74	1,958	10.9	19.4	0.65	50	1,975	10.9	19.4	0.65
146	11.9	18.8	0.49	640	12.1	20.7	0.54	50	653	12.1	20.7	0.54
463	12.2	15.7	0.67	2,075	11.0	16.4	0.65	50	2,087	11.0	16.4	0.65
200	13.1	16.3	0.60	445	11.7	16.2	0.59		445	11.7	16.2	0.59
84	10.5	16.8	0.74	490	9.7	17.1	0.69	50	491	9.7	17.1	0.69
–	–	–	–	–	–	–	–	50	1,615	6.0	29.7	0.43
–	–	–	–	–	–	–	–		222	7.2	29.1	0.36
–	–	–	–	–	–	–	–	50	115	15.1	19.8	0.42

230 **BHP** Annual Report 2024

6 Mineral Resources and Ore Reserves continued

Steelmaking Coal

Coal Reserves

As at 30 June 2024

Commodity deposit[1,2,4,5,6,7]	Mining method	Coal type	Proved Reserves Mt	Probable Reserves Mt	Total Reserves Mt	Proved Marketable Reserves Mt	Probable Marketable Reserves Mt
Steelmaking coal operations							
CQCA JV							
Goonyella Complex[8]	OC	Met	407	41	448	301	31
	UG	Met	25	–	25	19	–
Peak Downs[9]	OC	Met/Th	695	243	938	422	124
Caval Ridge	OC	Met	186	104	290	110	64
Saraji[9,10]	OC	Met/Th	344	38	382	226	19
Saraji South[11]	OC	Met	71	3.1	74	45	2
Blackwater[3]	OC	Met/Th	–	–	–	–	–
Daunia[3]	OC	Met/Th	–	–	–	–	–

4. Geophysically logged, laboratory analysed, cored drillholes with a coal sample linear recovery greater than 90% are used to classify Coal Reserves. Drill-hole spacings vary between seams and geological domains, as determined by geostatistical analysis where possible. The range of maximum drill-hole spacings used to classify the Coal Reserves were:

Deposit	Proved Reserves	Probable Reserves
Goonyella Complex	900m to 1,300m	1,750m to 2,400m
Peak Downs	200m to 2,250m	400m to 4,300m
Caval Ridge	350m to 1,300m	650m to 2,400m
Saraji	450m to 1,800m	800m to 3,600m
Saraji South	500m to 2,650m	1,000m to 4,200m

Energy Coal

Coal Resources

As at 30 June 2024

Commodity deposit[1,2]	Mining method	Coal type	Measured Resources					Indicated Resources				
			Mt	%Ash	%VM	%S	Kcal/kg CV	Mt	%Ash	%VM	%S	Kcal/kg CV
Energy coal operations												
Mt Arthur Coal[3]	OC	Th	80	19.0	29.5	0.66	6,170	37	19.8	29.3	0.54	6,060
Energy coal project												
Togara South	UG	Th	–	–	–	–	–	1,420	13.7	29.0	0.31	6,546

Coal Reserves

As at 30 June 2024

Commodity deposit	Mining method	Coal type	Proved Reserves	Probable Reserves	Total Reserves	Proved Marketable Reserves					Probable Marketable Reserves				
			Mt	Mt	Mt	Mt	%Ash	%VM	%S	Kcal/kg CV	Mt	%Ash	%VM	%S	Kcal/kg CV
Energy coal operation															
Mt Arthur Coal[1,2,4,5,6,7,8]	OC	Th	69	35	104	51	15.5	30.5	0.51	5,910	26	15.5	30.3	0.51	5,910

1. Cut-off criteria:

Deposit	Coal Resources	Coal Reserves
Mt Arthur Coal	≥ 0.3m seam thickness and ≤35% raw ash	≥ 0.3m seam thickness, ≤32%ash, ≥40% coal plant yield
Togara South	≥ 2.0m seam thickness and ≤25% raw ash	–

2. Qualities are reported on an air-dried in situ basis. Tonnages are reported as in situ.
3. Mt Arthur Coal – The decrease in Coal Resources was due to depletion.

Contents Overview Operating and Financial Review Governance Financial Statements **Additional Information** 231

Total Marketable Reserves				BHP interest	As at 30 June 2023 Total Marketable Reserves			
Mt	%Ash	%VM	%S	%	Mt	%Ash	%VM	%S
332	8.9	22.5	0.52	50	343	8.9	22.5	0.52
19	9.0	22.9	0.54		24	9.0	22.9	0.54
546	10.5	21.9	0.64	50	556	10.5	21.9	0.64
174	10.5	22.4	0.57	50	181	10.5	22.4	0.57
245	10.5	18.0	0.64	50	265	10.5	18.1	0.64
47	9.6	17.6	0.65	50	55	9.6	17.6	0.65
–	–	–	–	50	183	8.9	26.0	0.41
–	–	–	–	50	67	8.2	20.4	0.34

5. Product recoveries for the operations were:

Deposit	Product recovery
Goonyella Complex	74%
Peak Downs	53%
Caval Ridge	51%
Saraji	60%
Saraji South	54%

6. Total Coal Reserves were at 4% moisture content when mined. Total Marketable Reserves were at a product specification moisture content (9.5-10% Goonyella Complex; 10.5% Peak Downs and Caval Ridge; 10.1% Saraji, 10-11% Saraji South) and at an air-dried quality basis for sale after the beneficiation of the Total Coal Reserves.
7. Coal delivered to handling plant.
8. Goonyella Complex – The decrease in Coal Reserves was mainly due to depletion.
9. Percentage of secondary thermal products for Reserves with coal type Met/Th are: Peak Downs 6% and Saraji 1%. Contributions may vary year on year based on market demand.
10. Saraji – The decrease in Coal Reserves was mainly due to changes in economic parameters.
11. Saraji South – The decrease in Coal Reserves was mainly due to changes in economic parameters.

Inferred Resources					Total Resources					BHP interest	As at 30 June 2023 Total Resources				
Mt	%Ash	%VM	%S	Kcal/kg CV	Mt	%Ash	%VM	%S	Kcal/kg CV	%	Mt	%Ash	%VM	%S	Kcal/kg CV
6.5	23.3	28.8	0.49	5,700	124	19.5	29.4	0.61	6,110	100	143	19.4	29.5	0.62	6,110
201	16.1	28.5	0.32	6,271	1,620	14.0	29.0	0.31	6,510	100	1,620	14.0	29.0	0.31	6,510

Total Marketable Reserves					BHP interest	30 June 2023 Total Marketable Reserves				
Mt	%Ash	%VM	%S	Kcal/kg CV	%	Mt	%Ash	%VM	%S	Kcal/kg CV
77	15.5	30.4	0.51	5,910	100	92	15.7	30.4	0.53	5,890

4. Mt Arthur Coal – Approximate drill-hole spacings used to classify the reserves were:

Deposit	Proved Reserves	Probable Reserves
Mt Arthur Coal	200m to 800m (geophysical logged, ≥95% core recovery)	400m to 1,550m (geophysical logged, ≥95% core recovery)

5. Mt Arthur Coal – Overall product recovery for the operation was 67%.
6. Mt Arthur Coal – Moisture content when mined is 8.5%. Moisture content for Marketable Reserves is 9.5%.
7. Mt Arthur Coal – Coal delivered to handling plant where it may be washed through a coal handling and preparation plant or sold as raw product.
8. Mt Arthur Coal – The decrease in Marketable Coal Reserves was due to depletion.

232 BHP Annual Report 2024

6 Mineral Resources and Ore Reserves continued

Potash

Mineral Resources

As at 30 June 2024		Measured Resources				Indicated Resources				Inferred Resources				Total Resources					As at 30 June 2023 Total Resources			
Commodity deposit	Ore type	Mt	$\%K_2O$	%Insol.	%MgO	Mt	$\%K_2O$	%Insol.	%MgO	Mt	$\%K_2O$	%Insol.	%MgO	Mt	$\%K_2O$	%Insol.	%MgO	BHP interest %	Mt	$\%K_2O$	%Insol.	%MgO
Potash project																						
Jansen[1,2,3,4,5]	LPL	5,230	25.6	7.7	0.08	–	–	–	–	1,280	25.6	7.7	0.08	6,510	25.6	7.7	0.08	100	6,510	25.6	7.7	0.08

Ore Reserves

As at 30 June 2024		Proved Reserves				Probable Reserves				Total Reserves					As at 30 June 2023 Total Reserves			
Commodity deposit	Ore type	Mt	$\%K_2O$	%Insol.	%MgO	Mt	$\%K_2O$	%Insol.	%MgO	Mt	$\%K_2O$	%Insol.	%MgO	BHP interest %	Mt	$\%K_2O$	%Insol.	%MgO
Potash project																		
Jansen[1,4,5,6]	LPL	–	–	–	–	1,070	24.9	7.5	0.10	1,070	24.9	7.5	0.10	100	1,070	24.9	7.5	0.10

1. Mineral Resources and Ore Reserves are stated for the Lower Patience Lake (LPL) potash unit.
2. Mineral Resources are reported using a seam thickness of 3.96m from the top of 406 clay seam.
3. Measured Resources grade has been assigned to Inferred Resources.
4. $\%K_2O$ grade is equivalent to %KCl content using a mineralogical conversion factor of 1.583.
5. Tonnages are reported on an in situ moisture content basis, estimated to be 0.3%.
6. Ore Reserves are based on an expected metallurgical recovery of 88%.

Nickel

Mineral Resources

As at 30 June 2024		Measured Resources			Indicated Resources			Inferred Resources			Total Resources				As at 30 June 2023 Total Resources		
Commodity deposit[1]	Ore type	Mt	%Ni		Mt	%Ni		Mt	%Ni		Mt	%Ni		BHP interest %	Mt	%Ni	
Nickel West operations																	
Leinster	OC Disseminated Sulphide	4.1	0.72		77	0.58		52	0.64		133	0.60		100	133	0.60	
	OC Massive Sulphide	0.25	4.4		1.0	4.9		0.37	4.7		1.6	4.8			1.6	4.8	
	UG Disseminated Sulphide	16	1.8		15	1.4		4.3	1.2		36	1.6			36	1.5	
	UG Massive Sulphide	0.70	5.4		2.2	5.6		1.2	4.4		4.1	5.2			4.2	5.2	
	Oxide	–	–		–	–		5.1	1.8		5.1	1.8			5.1	1.8	
	SP Oxidised	–	–		–	–		1.9	1.7		1.9	1.7			1.9	1.7	
Mt Keith	OC Disseminated Sulphide	132	0.54		67	0.52		24	0.52		223	0.53		100	224	0.53	
Cliffs[2]	UG Disseminated Sulphide	–	–		4.5	0.86		0.84	1.1		5.3	0.89		100	8.0	0.92	
	UG Massive Sulphide	0.72	3.5		0.82	3.8		0.52	3.9		2.1	3.7			2.0	3.7	
Yakabindie	OC Disseminated Sulphide	148	0.61		88	0.61		148	0.61		384	0.61		100	388	0.61	
Nickel West projects																	
Honeymoon Well	OC Disseminated Sulphide	–	–		138	0.62		6.5	0.66		144	0.62		100	144	0.62	
	UG Disseminated Sulphide	9.6	0.69		18	0.75		3.9	0.72		31	0.73			31	0.74	
	UG Massive Sulphide	0.47	5.6		0.82	6.2		0.15	6.7		1.4	6.1			1.4	6.3	
Jericho[3]	OC Disseminated Sulphide	–	–		19	0.57		80	0.55		98	0.56		100	86	0.55	
Nickel copper projects		Mt	%Ni	%Cu	Mt	%Ni	%Cu	Mt	%Ni	%Cu	Mt	%Ni	%Cu		Mt	%Ni	%Cu
Nebo	OC Sulphide	–	–	–	49	0.34	0.32	1.1	0.35	0.38	50	0.34	0.32	100	50	0.34	0.32
Babel	OC Sulphide	91	0.31	0.36	190	0.28	0.31	58	0.32	0.35	340	0.30	0.33	100	340	0.30	0.33

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 233

Nickel
Ore Reserves

As at 30 June 2024											As at 30 June 2023		
		Proved Reserves			Probable Reserves			Total Reserves			Total Reserves		
Commodity deposit[1]	Ore type	Mt	%Ni		Mt	%Ni		Mt	%Ni	BHP interest %	Mt	%Ni	
Nickel West operations													
Leinster	OC	–	–		–	–		–	–	100	1.3	0.58	
	UG	–	–		–	–		–	–		8.5	1.5	
Mt Keith	OC	–	–		–	–		–	–	100	75	0.58	
Cliffs	UG	–	–		–	–		–	–	100	0.51	2.0	
Yakabindie	OC	–	–		–	–		–	–	100	164	0.65	
Nickel copper projects		Mt	%Ni	%Cu	Mt	%Ni	%Cu	Mt	%Ni	%Cu	Mt	%Ni	%Cu
Nebo	OC	–	–	–	–	–	–	–	–	– 100	36	0.37	0.35
Babel	OC	–	–	–	–	–	–	–	–	– 100	236	0.30	0.34

1. Cut-off criteria:

Deposit	Ore type	Mineral Resources
Leinster	OC Disseminated Sulphide	≥ 0.40%Ni
	OC Massive Sulphide	Stratigraphic
	UG Disseminated Sulphide	Variable between stratigraphic for block cave and ≥1.0%Ni
	UG Massive Sulphide	Stratigraphic
	Oxide	≥ 1.2%Ni
Mt Keith	OC Disseminated Sulphide	Variable between 0.35%Ni and 0.40%Ni based on mineralogy
Cliffs	UG Disseminated Sulphide	≥ 0.40%Ni
	UG Massive Sulphide	Stratigraphic
Yakabindie	OC Disseminated Sulphide	≥ 0.35%Ni
Honeymoon Well	OC Disseminated Sulphide	≥ 0.35%Ni
	UG Disseminated Sulphide	≥ 0.40%Ni
	UG Massive Sulphide	Stratigraphic
Jericho	OC Disseminated Sulphide	≥ 0.40%Ni
Nebo & Babel	OC Sulphide	Cut-off based on NSR value of A$13/t which represents mill-limited break-even cut-off inclusive of processing and re-handling costs per total tonne mined

2. Cliffs – The decrease in UG Disseminated Sulphide ore type was mainly due to depletion. The increase in UG Massive Sulphide ore type was due to a resource estimate update informed by additional drilling.
3. Jericho – The increase in UG Disseminated Sulphide ore type was mainly due to a resource estimate update informed by additional drilling.
4. Nickel Ore Reserves – The decrease in Ore Reserves was mainly due to changes in macro-economics and are subject to further studies.

234 BHP Annual Report 2024

7 People – performance data[1,2,3]

Table 1 – Workforce data and diversity by region FY2024

Region	Number and % of employees		Average number and % of contractors[2]		Employees by gender number and %			
					Male	Male %	Female	Female %
Asia	1,651	4.0	4,335	8.5	625	37.9	1,026	62.1
Australia	31,155	76.2	18,737	36.9	20,501	65.8	10,654	34.2
Europe	84	0.2	9	0.0	38	45.2	46	54.8
North America	693	1.7	1,537	3.0	362	52.2	331	47.8
South America	7,289	17.8	26,097	51.5	4,186	57.4	3,103	42.6
Total	40,872	100.0	50,715	100.0	25,712	62.9	15,160	37.1

Table 2 – Employees by category and diversity for FY2024

Employment category	Total	% of Total	Gender		Region				
			Male	Female	Asia	Australia	Europe	North America	South America
Full time	38,962	95.3	25,054	13,908	1,613	29,601	77	676	6,995
Part time	1,132	2.8	444	688	3	1,121	3	5	0
Fixed term full time	672	1.6	182	490	35	327	4	12	294
Fixed term part time	11	0.0	3	8	0	11	0	0	0
Casual	95	0.2	29	66	0	95	0	0	0
Total	40,872	100.0	25,712	15,160	1,651	31,155	84	693	7,289

Table 3 – Employees by category and diversity for FY2024

Category	Total	Gender		Gender %		Age group %			
		Male	Female	Male %	Female %	Under 30	30–39	40–49	50+
Senior leaders	262	158	104	60.3	39.7	0.0	6.9	51.9	41.2
Managers	1,369	828	541	60.5	39.5	0.4	23.4	51.2	25.1
Supervisory and professional	18,070	10,723	7,347	59.3	40.7	9.2	39.3	32.9	18.6
Operators and general support	21,171	14,003	7,168	66.1	33.9	20.1	28.7	25.2	26.0
Total	40,872	25,712	15,160	62.9	37.1	14.5	33.0	29.7	22.8

Board and executive management diversity

In accordance with UK Listing Rule 14.3.30(2), these tables set out the Board and executive management diversity data as at 30 June 2024.

Gender identity

Region	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)[4]	Number in executive management[5]	Percentage of executive management[5]
Men	6	60%	3	5	45%
Women	4	40%	–	6	55%
Not specified/ prefer not to say	0	0%	–	0	0%

Ethnic background

Region	Number of Board members	Percentage of the Board	Number of senior positions on the Board[4]	Number in executive management[5]	Percentage of executive management[5]
White British or other White (including minority-white groups)	8	80%	2	7	64%
Mixed/Multiple ethnic groups	1	10%	1	3	27%
Asian/Asian British	1	10%	–	1	9%
Black/ African/Caribbean/ Black British	0	0%	–	0	0%
Other ethnic group	0	0%	–	0	0%
Not specified/prefer not to say	0	0%	–	0	0%

1. Based on a 'point-in-time' snapshot of employees as at 30 June 2024, including employees on extended absence, which was 1,146 in FY2024. There is no significant seasonal variation in employment numbers.
2. Contractor data is collected from internal organisation systems. Contractor data is averaged for a 10-month period, July 2023 to April 2024.
3. Figures reported do not include employees and contractors of BHP Billiton Mitsubishi Alliance Blackwater and Daunia operations, sold to Whitehaven Coal during FY2024. Figures reported do not include employees and contractors of the operations located in Brazil, that were acquired as part of the OZ Minerals acquisition completed during FY2023.
4. These tables are set out in the format prescribed by the UK Listing Rules. For BHP, the senior Board positions are the CEO, Senior Independent Director and Chair as the CFO is not a member of the Board, in line with market practice for Australian listed companies.
5. In accordance with the UK Listing Rules, executive management includes the Executive Leadership Team (the most senior executive body below the Board) and the Group Company Secretary, excluding administrative and support staff.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 235

8 Legal proceedings

The Group is involved from time to time in legal proceedings and government investigations, including claims and pending actions against it seeking damages or clarification or prosecution of legal rights and regulatory inquiries regarding business practices. Insurance or other indemnification protection may offset the financial impact on the Group of a successful claim.

This section summarises the significant legal proceedings, investigations, and associated matters in which the Group is currently involved or has finalised since our last Annual Report.

Legal proceedings relating to the failure of the Fundão tailings dam at the Samarco iron ore operations in Minas Gerais and Espírito Santo (Samarco dam failure)

The Group is engaged in numerous legal proceedings relating to the Samarco dam failure. While there has been progress in priority areas, such as individual compensation and indemnification for the damage caused by the dam failure, it is not possible at this time to provide a range of possible outcomes for all proceedings or a reliable estimate of potential future exposures. BHP Billiton Brasil Ltda. (BHP Brasil) is a party to approximately 42 ongoing public civil claims, of which 20 are suspended. The most significant of these proceedings are summarised in this section Additional information 8. There are numerous additional lawsuits against Samarco relating to the dam failure to which the Group is not a party.

Public civil actions brought by federal prosecutors and agreements

Several legal proceedings have been brought by government authorities and civil associations claiming environmental and socioeconomic damages and a number of specific remediation measures as a result of the Samarco dam failure, including proceedings in which BHP Brasil is a defendant. Among the claims brought against BHP Brasil are:

- the public civil action brought by the Federal Government of Brazil, states of Espírito Santo and Minas Gerais and other public authorities against Samarco and its shareholders, BHP Brasil and Vale S.A. (Vale) in November 2015, seeking their joint liability for the full reparation of environmental and socioeconomic damages arising from the Samarco dam failure, in the amount of R$20 billion (approximately US$3.6 billion[1]) (the R$20 billion Public Civil claim)
- the public civil action brought by the Brazilian Federal Public Prosecutors' Office against Samarco, BHP Brasil and Vale, as well as other public entities in May 2016, seeking R$155 billion (approximately US$27.9 billion[1]) for reparation, compensation and social, individual and collective moral damages in relation to the Samarco dam failure (the R$155 billion Federal Public Prosecutors' Office claim)

A number of other proceedings to which BHP Brasil is a party are currently suspended due to their connection with the R$20 billion Public Civil claim and R$155 billion Federal Public Prosecutors' Office claim.

Samarco, Vale, BHP Brasil, and other public authorities have entered into agreements for the remediation of damages resulting from the Samarco dam failure.

- In March 2016, Samarco, BHP Brasil and Vale (Companies), entered into a Framework Agreement with the Federal Government of Brazil, the states of Espírito Santo and Minas Gerais and certain other public authorities to establish a foundation (Renova Foundation) to develop and execute environmental and socioeconomic programs (Programs) to remediate and provide compensation for damages caused by the Samarco dam failure. The term of the Framework Agreement is 15 years, renewable for periods of one year successively until all obligations under the Framework Agreement have been performed. Under the Framework Agreement, Samarco is responsible, as a primary obligor, for funding Renova Foundation's annual calendar year budget for the duration of the Framework Agreement. The amount of funding for each calendar year will depend on the remediation and compensation projects to be undertaken in a particular year and judicial decisions. To the extent that Samarco does not meet its funding obligations under the Framework Agreement, BHP Brasil and Vale have funding obligations under the Framework Agreement, as secondary obligors, each in proportion to its 50 per cent shareholding in Samarco in this section Additional information 8.
- In June 2018, Samarco, BHP Brasil, Vale, the other parties to the Framework Agreement, the Public Prosecutors' Office[2] and the Public Defense Office[3] entered into a Governance Agreement (ratified by the Court on 8 August 2018), which settled the merits of the R$20 billion Public Civil claim and established a process to renegotiate the Programs over two years to progress settlement of the R$155 billion Federal Public Prosecutors' Office claim. Under the Governance Agreement, renegotiation of the Programs is based on certain agreed principles, including full reparation consistent with Brazilian law, the requirement for a technical basis for any proposed changes, consideration of findings from experts appointed by Samarco, BHP Brasil and Vale, consideration of findings from experts appointed by prosecutors and consideration of feedback from impacted communities.

In February 2021, the Minas Gerais State Prosecutor filed a public civil action against Samarco, BHP Brasil, Vale and Renova Foundation seeking the dissolution of Renova Foundation. The plaintiffs are seeking R$10 billion (approximately US$1.8 billion[1]) for moral damages. An injunction for the immediate intervention in Renova Foundation was also sought, alleging the need to preserve information and documents produced by Renova Foundation to evaluate criminal and civil responsibilities. A ruling on the merits is pending.

Since 7 January 2020, the Federal Court has issued several decisions creating 14 enforcement proceedings and ruled on several proceedings linked to the R$20 billion Public Civil claim and R$155 billion Federal Public Prosecutors' Office claim, including dismissal without prejudice of some of the requests and proceedings. Issues covered by these proceedings include, for example, environmental recovery, tailings management, human health risk and ecological risk, resettlement of affected communities, infrastructure and development, registration of certain impacted individuals under the Programs, monthly emergency financial aid, loss of profit and indemnities for people impacted by the Samarco dam failure, resumption of economic activities, water supply for human consumption and hiring of technical advisers to impacted people, Renova Foundation's governance and management system, and new areas allegedly affected by the dam failure, including freezing orders requests.

In October 2023, the Federal Court judge rendered a decision determining that the Interfederative Committee (IFC), which is an external and independent body responsible for supervising Renova Foundation and its programs, holds the final authority to determine technical issues concerning the reparation. This decision was confirmed by the Federal Court of Appeals in April 2024, which upheld that Renova Foundation and the Companies must comply with all IFC's directions, which are presumed to be valid and must prevail, unless the Companies and Renova Foundation can present clear proof that they are illegal. In January 2024, the Federal Court rendered a decision (25 January decision) that found Samarco, Vale and BHP Brasil jointly and severally liable to pay collective moral damages in the amount of R$47.6 billion (approximately US$8.6 billion[1]) (to be adjusted for interest and inflation). The decision ordered that no payment should occur until the decision is final and unappealable. In March 2024, the Federal Court found that the correct historical amount due of collective moral damages is R$46.7 billion (instead of R$47.6 billion). Samarco, Vale, and BHP Brasil appealed the decision challenging the merits and amount of damages. In May 2024, the various government parties filed interlocutory appeals to the 25 January decision seeking increased damages and the ability to enforce the judgment prior to it becoming final. The Federal Court judge and the Federal Court of Appeals issued rulings denying the requests for early enforcement. On 27 June 2024, the Federal Court judge dismissed without prejudice certain claims directed at the Companies in the R$155 billion Federal Public Prosecutors' Office claim, on the grounds that they are already covered by previous agreements and decisions (such as the Framework Agreement). This decision did not dismiss the collective moral damages decision outlined above and is subject to appeal.

In June 2024, the Public Prosecutors' Office and the Public Defense Office filed a public civil claim against the Companies and Renova Foundation for alleged gender discrimination against women in the reparation process. They requested certain changes in Renova Foundation's registration program, damages and an injunctive relief to implement emergency measures. On 14 August 2024, the Federal Court partially granted the injunctive relief request and ordered Renova Foundation to allow the review of the registration of all women who are either registered or have pending registration applications in Renova Foundation. The decision is subject to appeal.

1. Based on the exchange rate as at 30 June 2024.
2. The Public Prosecutors' Office includes the Federal, State of Minas Gerais and State of Espírito Santo public prosecutors' offices.
3. The Public Defense Office includes the Federal, State of Minas Gerais and State of Espírito Santo public defense offices.

236 **BHP** Annual Report 2024

8 Legal proceedings continued

The parties have been engaging in negotiations to seek a definitive and substantive settlement of claims relating to the Samarco dam failure. The negotiations are ongoing and the outcome is uncertain. The potential liabilities resulting from current and future claims, lawsuits, proceedings, enforcement actions and Framework Agreement obligations relating to the Samarco dam failure, together with the potential cost of implementing remedies sought in the various proceedings, cannot be estimated with certainty at this time and there is a risk that outcomes may be materially higher or lower than amounts reflected in BHP Brasil's provision and contingencies for the Samarco dam failure.

For more information on BHP Brasil's provision and contingencies for the Samarco dam failure refer to **Financial Statements note 4 'Significant events – Samarco dam failure'**

Civil public actions commenced by the State Prosecutors' Office in the state of Minas Gerais (Mariana CPA cases)

The State Prosecutors of Mariana have commenced several civil public actions (CPAs) against Samarco, BHP Brasil and Vale.

On 10 December 2015, the State Prosecutors' Office in the state of Minas Gerais filed a CPA against Samarco, BHP Brasil and Vale before the State Court in Mariana claiming indemnification (amount not specified) for moral and material damages to an unspecified group of individuals affected by the Samarco dam failure, including the payment of costs for housing and social and economic assistance (CPA Mariana I).

On 2 October 2018, the parties reached a settlement dismissing the claim, which was ratified by the Court. Under this settlement, Renova Foundation has reached more than 100 individual agreements with impacted families in Mariana for the payment of damages.

In connection with CPA Mariana I, the State Prosecutors (Minas Gerais) started enforcement proceedings against Samarco, BHP Brasil and Vale. There are six enforcement proceedings under way, which among other things seek (i) to set a deadline for completion of resettlement of the residents of Mariana's districts and for fines to be imposed for delays to resettlement; (ii) to set the final term that will allow new households to join the resettlement; (iii) payment of compensation to affected individuals for delivery of houses below standard; (iv) to guarantee access to water sources for the families of the collective resettlements; (v) payment of fines for alleged delays in presenting proposals and making payments to affected individuals; and (vi) payment of compensation to impacted individuals who allege they have not yet received compensation and a penalty for the alleged delays in making such payments.

In addition to CPA Mariana I, the State Prosecutors (Minas Gerais) commenced other CPAs in Mariana against Samarco, BHP Brasil, Vale and, in some cases, Renova Foundation. The claims presented in those CPAs are related to damages that, according to the State Prosecutors, are not covered by CPA Mariana I.

As to those CPAs, there are proceedings that (i) have been settled by the parties, including BHP Brasil, (ii) have been dismissed or (iii) are still pending (9 in total). Renova Foundation is responsible for any pending obligations set forth in the settlement agreements relating to the CPAs and for complying with future awards eventually rendered in the remaining CPAs.

Civil public action commenced by Associations concerning the use of Tanfloc for water treatment (R$120 billion Associations claim)

On 28 October 2021, the Vila Lenira Residents Association, State of Espírito Santo Rural Producers and Artisans Association, Colatina Velha Neighbourhood Residents Association, and United for the Progress of Palmeiras Neighbourhood Association filed a lawsuit against Samarco, BHP Brasil and Vale and others, including the State of Minas Gerais, the State of Espírito Santo and the Federal Government. The plaintiffs allege the defendants carried out a clandestine study on the citizens of the locations affected by the Samarco dam failure, using Tanfloc, a tannin-based flocculant/coagulant that is currently used for wastewater treatment applications. The plaintiffs claim this product allegedly put the population at risk due to its alleged experimental qualities.

On 17 November 2023, the Federal Court dismissed the lawsuit without prejudice due to the Associations' lack of standing to sue and the defectiveness of the complaint. The Associations filed a motion for clarification and the decision is still subject to appeal.

Indigenous Communities – Civil public action for partial nullity of agreements

In February 2024, the Federal Prosecutor's Office filed a collective lawsuit against the Companies, alleging that the settlement agreements entered into between Renova Foundation and the Indigenous communities of Tupiniquim Guarani, Mboapy Pindó, and Comboios contain nullities regarding the release of monthly Emergency Subsistence Aid (ASE), and requested an injunction ordering the Companies to continue to pay ASE to the Indigenous Peoples of the Tupiniquim, Comboios, and Caieiras Velha II, in the Indigenous Lands of Aracruz, State of Espírito Santo in Brazil, following certain new rules, including an increase in the monthly payment amount. On 4 March 2024, the Federal Court granted the Federal Prosecutor's request for a preliminary injunction, which was later overturned in April 2024. As of 30 June 2024, a final decision on the merits is pending.

Other civil proceedings in Brazil

As noted above, BHP Brasil has been named as a defendant in numerous lawsuits relating to the Samarco dam failure. In addition, government inquiries and investigations relating to the Samarco dam failure have been commenced by the Brazilian Government's representatives and are ongoing, including studies regarding impact of the dam failure.

BHP Brasil's potential liabilities, if any, resulting from other pending and future claims, lawsuits and enforcement actions relating to the Samarco dam failure, together with the potential cost of implementing remedies sought in the various proceedings, cannot be reliably estimated at this time. Ultimately, these could have a material adverse impact on BHP's business, competitive position, cash flows, prospects, liquidity and shareholder returns.

For more information on the Samarco dam failure refer to **OFR 7**

As of 30 June 2024, Samarco had been named as a defendant in more than 87,200 small claims for moral damages in which people argue their public water service was interrupted for between five and 10 days, of which approximately 38,000 claims are still active. BHP Brasil is a co-defendant in more than 24,300 of these cases.

The Brazilian Code of Civil Procedure provides that repetitive claims can be settled through a proceeding known as the Resolution of Repetitive Demands Procedure (IRDR). Under the IRDR, a court will hear a 'pilot case' representative of such recurring legal matters and the judgment in that decision will set a precedent for the resolution of similar cases in that jurisdiction. An IRDR has been established in Minas Gerais and the court in the pilot case has ruled that the mandatory parameter for resolution of claims will be the payment of R$2,000 (approximately US$400[1]) per individual claim for moral damages due to the suspension of public water supply. Appeals before higher courts were filed. Meanwhile, as of 30 June 2024, Samarco has reached settlement in more than 18,200 individual cases. On 21 May 2024, the Superior Court of Justice granted the State Prosecutor of Minas Gerais request to declare null the IRDR due to the alleged failure to satisfy the procedural requirements necessary for its formal admissibility.

Samarco's judicial reorganisation

On 9 April 2021, Samarco filed for judicial reorganisation (JR) with the Second Business State Court for the Belo Horizonte District of Minas Gerais (JR Court). On 28 July 2023, Samarco and one of its supporting creditors filed a consensual plan (Consensual Plan), which provided, among other things, that the agreements entered into between Samarco and Brazilian public authorities in connection with the Samarco dam failure will not be impaired by the Consensual Plan and Samarco will continue to have the primary obligation to fund Renova Foundation. In addition, pursuant to the Consensual Plan, between 2024 and full payment of the debt owed by Samarco to the holders of the senior notes, Samarco is permitted to fund remediation activities to Renova Foundation up to a US$1 billion cap. This means that BHP Brasil and Vale will pay directly or fund Samarco in the form of common equity in respect of remediation obligations, including payments to Renova Foundation, in excess of the US$1 billion cap. The JR Court confirmed the Consensual Plan on 1 September 2023. Following the confirmation of the Consensual Plan and satisfaction of other conditions precedent set forth therein, the definitive documentation formalising the consummation of Samarco's financial debt restructuring was executed on 1 December 2023. Samarco has paid the majority of labour claims, suppliers and other non-financial creditors as provided in the Consensual Plan. BHP Brasil participated in Samarco's JR proceeding in its capacities as a shareholder and creditor of Samarco.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 237

Class or group action claims

BHP Group Limited and certain of its subsidiaries have been named as defendants in class or group action claims related to the Samarco dam failure. The most significant of those claims are summarised in the bullets below.

- BHP Group Limited is named as a defendant in a shareholder class action in the Federal Court of Australia on behalf of persons who acquired shares in BHP Group Limited or BHP Group Plc (now BHP Group (UK) Ltd) in periods prior to the Samarco dam failure. The amount of damages sought in the class action is unspecified. A trial is scheduled to commence in September 2025.
- BHP Group (UK) Ltd (formerly BHP Group Plc) and BHP Group Limited are named as defendants in group action claims for damages filed in the courts of England. These claims were filed on behalf of certain individuals, municipalities, businesses and communities in Brazil allegedly impacted by the Samarco dam failure. The amount of damages sought in these claims is unspecified. In December 2022, the BHP parties filed their defence and a contribution claim against Vale. The contribution claim contended that if the BHP parties' defence is not successful and they are ordered to pay damages to the claimants, Vale should contribute to any amount payable. A trial in relation to the BHP parties' liability for the dam failure is set to commence in October 2024.
- In January 2024, the BHP parties were served with a new group action filed in the courts of England on behalf of additional individuals and businesses in Brazil allegedly impacted by the Samarco dam failure. The new action makes broadly the same claims as the original action and the amount of damages sought in these claims is unspecified.

In March 2024, a claim was filed in the Netherlands against Vale S.A. and a Dutch subsidiary of Samarco for compensation relating to the Fundão dam failure. The claim filed in the Netherlands indicates that these claims were filed on behalf of certain individuals, municipalities, businesses, associations, and faith-based institutions allegedly impacted by the Samarco dam failure who are not also claimants in the UK group action claims referred to above. BHP is not a defendant in the Netherlands proceedings.

In July 2024, BHP Group Limited, BHP Group (UK) Ltd, BHP Brasil Ltda and Vale S.A. entered into an agreement – without any admission of liability in any proceedings – whereby: (i) Vale will pay 50 per cent of any amounts that may be payable by the BHP Defendants to the claimants in the UK group action claims (or by the BHP Defendants, BHP Brasil or their related parties to claimants in any other proceedings in Brazil, England or the Netherlands covered by the agreement); and (ii) BHP Brasil will pay 50 per cent of any amounts that may be payable by Vale to the claimants in the Netherlands proceedings (or by Vale or its related parties to claimants in any other proceedings in Brazil, England or the Netherlands covered by the agreement). The agreement reinforces the terms of the Framework Agreement entered into in 2016 which require BHP Brasil and Vale to each contribute 50 per cent to the funding of the Renova Foundation for compensation of persons impacted by the Fundão dam failure where Samarco is unable to contribute that funding. The BHP Defendants withdrew the contribution claim against Vale in England as it is no longer necessary given this agreement.

Criminal charges

On 20 October 2016, the Federal Prosecutors' Office in Brazil filed criminal charges against Samarco, BHP Brasil, Vale and certain of their employees and former employees in the Federal Court of Ponte Nova, Minas Gerais. On 3 March 2017, BHP Brasil and the charged employees and former employees of BHP Brasil (Affected Individuals) filed their preliminary defences. The Federal Court granted Habeas Corpus petitions in favour of all eight Affected Individuals, terminating the charges against those individuals. The Federal Prosecutors' Office appealed seven of the decisions with hearings of the appeals still pending. BHP Brasil remains a defendant in the criminal proceeding. The evidentiary phase has been concluded and Federal Prosecutors and defendants are expected to present written closing arguments by August 2024. BHP Brasil rejects the charges against BHP Brasil and the Affected Individuals and expects to defend against the charges and fully support each of the Affected Individuals in their defences of the charges.

In several civil proceedings the Federal Court has stated that Renova Foundation has allegedly obstructed the adoption of reparation measures. The judge ordered an official notice to be sent to the Prosecutor's Office to communicate his view on the need for an investigation into Renova Foundation's conduct. On 10 May 2024 the Public Prosecutor's Office publicly announced that they will conduct an investigation into Renova Foundation, without specifying if civil or criminal liability for Renova Foundation, BHP Brasil, Vale, Samarco or any individual will be sought.

Legal proceedings unrelated to the Samarco dam failure

South African class action claim

On 14 August 2023, an application to commence a class action was filed in the High Court of South Africa on behalf of current and former mineworkers (and the dependants of certain mineworkers). The mineworkers are alleged to have contracted coal mine dust lung disease and to have worked on specified coal mines in South Africa between 1965 and the filing date. 'BHP Billiton Plc Incorporated' is named as a respondent, alongside South32 SA Holdings Limited and Seriti Power (Proprietary) Limited. The claims against the BHP entity relate to the period from 1999 to 2015. The relevant businesses were divested in 2015 as part of the demerger of South32 Limited.

The matter is currently at the certification stage whereby the South African Court must first grant permission for a class action to proceed. BHP, South32 and Seriti have filed notices opposing certification. The amount of damages sought by the Applicants on behalf of the putative class is unspecified. BHP has notified South32 that it considers any liability to the Applicants arising from the class action to be indemnified under the terms of the Separation Deed agreed as part of the demerger of South32 in 2015.

1. Based on the exchange rate as at 30 June 2024.
2. The Public Prosecutors' Office includes the Federal, State of Minas Gerais and State of Espírito Santo public prosecutors' offices.
3. The Public Defense Office includes the Federal, State of Minas Gerais and State of Espírito Santo public defense offices.

238 BHP Annual Report 2024

9 Shareholder information

9.1 History and development

BHP Group Limited (formerly BHP Billiton Limited, before then BHP Limited and, before that, The Broken Hill Proprietary Company Limited) was incorporated in 1885 and is registered in Australia with ABN 49 004 028 077.

9.2 Markets

As at the date of this Annual Report, BHP Group Limited has a primary listing on the Australian Securities Exchange (ASX) (ticker BHP) in Australia, an international secondary listing on the London Stock Exchange (LSE) (ticker BHP), a secondary listing on the Johannesburg Stock Exchange (ticker BHG) and is listed on the New York Stock Exchange (NYSE) in the United States.

Trading on the NYSE is in the form of American Depositary Receipts (ADRs) evidencing American Depositary Shares (ADSs), with each ADS representing two ordinary shares of BHP Group Limited. Citibank N.A. (Citibank) is the Depositary for the ADS program. BHP Group Limited's ADSs have been listed for trading on the NYSE (ticker BHP) since 28 May 1987.

9.3 Organisational structure

BHP Group Limited is the ultimate parent company of all subsidiaries within the BHP Group.

From June 2001 to January 2022, BHP operated under a Dual Listed Company (DLC) structure, with two separate parent companies (BHP Group Limited and BHP Group Plc (now BHP Group (UK) Limited) and their respective subsidiaries operating as a single unified economic entity run by a unified Board and senior executive management team.

On 31 January 2022, BHP unified its DLC structure, following which BHP Group Plc (now BHP Group (UK) Limited) became a subsidiary of BHP Group Limited.

9.4 Constitution

This section sets out a summary of BHP Group Limited's Constitution, as well as other related arrangements under applicable laws and regulations.

Provisions of the Constitution of BHP Group Limited can be amended only where such amendment is approved by special resolution. A special resolution is a resolution that is passed by at least 75 per cent (i.e. at least three quarters) of the votes cast by BHP shareholders entitled to vote being in favour of the resolution.

Board

The Board may exercise all powers of BHP, other than those that are reserved for BHP shareholders to exercise in a general meeting.

Power to issue securities

Under the Constitution, the Board has the power to issue any BHP shares or other securities (including redeemable shares) with preferred, deferred or other special rights, obligations or restrictions. The Board may issue shares on any terms it considers appropriate, provided that:

- the issue does not affect any special rights of shareholders
- if required, the issue is approved by shareholders
- if the issue is of a class other than ordinary shares, the rights attaching to the class are expressed at the date of issue

Restrictions on voting by Directors

A Director may not vote in respect of any contract or arrangement or any other proposal in which they have a material personal interest except in certain prescribed circumstances, including (subject to applicable laws) where the material personal interest:

- arises because the Director is a shareholder of BHP and is held in common with the other shareholders of BHP
- arises in relation to the Director's remuneration as a Director of BHP
- relates to a contract BHP is proposing to enter into that is subject to approval by the shareholders and will not impose any obligation on BHP if it is not approved by the shareholders
- arises merely because the Director is a guarantor or has given an indemnity or security for all or part of a loan, or proposed loan, to BHP
- arises merely because the Director has a right of subrogation in relation to a guarantee or indemnity referred to above
- relates to a contract that insures or would insure the Director against liabilities the Director incurs as an officer of BHP, but only if the contract does not make BHP or a related body corporate the insurer
- relates to any payment by BHP or a related body corporate in respect of an indemnity permitted by law, or any contract relating to or containing such an indemnity, or
- is in a contract or proposed contract with or for the benefit of or on behalf of a related body corporate and arises merely because the Director is a director of a related body corporate

If a Director has a material personal interest and is not entitled to vote on a proposal, they will not be counted in the quorum for any vote on a resolution concerning the material personal interest.

Loans by Directors

Any Director may lend money to BHP at interest with or without security or may, for a commission or profit, guarantee the repayment of any money borrowed by BHP and underwrite or guarantee the subscription of shares or securities of BHP or of any corporation in which BHP may be interested without being disqualified as a Director and without being liable to account to BHP for any commission or profit.

Appointment and retirement of Directors

Appointment of Directors

The Constitution provides that a person may be appointed as a Director of BHP Group Limited by the existing Directors of BHP or may be elected by the shareholders in a general meeting.

Any person appointed as a Director of BHP Group Limited by the existing Directors will hold office only until the next general meeting that includes an election of Directors.

A person may be nominated by shareholders as a Director of BHP Group Limited if:

- a shareholder provides a valid written and signed notice of the nomination
- the person nominated by the shareholder satisfies candidature for the office and provides written and signed notice of their willingness to be elected as a Director and the nomination is provided at least 40 business days before the date of the general meeting. The person nominated as a Director may be elected to the Board by ordinary resolution passed in a general meeting.

Retirement of Directors

The Board has adopted a policy under which all Non-executive Directors must, if they wish to remain on the Board, seek re-election by shareholders annually. This policy took effect in 2011 and replaced the previous system that required Non-executive Directors to submit themselves to shareholders for re-election at least every three years.

A Director may be removed from the Board in accordance with applicable law and must vacate their office as a Director in certain circumstances set out in the Constitution. There is no requirement for a Director to retire on reaching a certain age.

Rights attaching to shares

Dividend rights

Under Australian law, dividends on shares may be paid only if the company's assets exceed its liabilities immediately before the dividend is determined and the excess is sufficient for payment of the dividend, the payment of the dividend is fair and reasonable to the company's shareholders as a whole and the payment of the dividend does not materially prejudice the company's ability to pay its creditors.

The Constitution provides that payment of any dividend may be made in any manner, by any means and in any currency determined by the Board.

All unclaimed dividends may be invested or otherwise used by the Board for the benefit of BHP until claimed or otherwise disposed of according to law. BHP Group Limited is governed by the Victorian unclaimed monies legislation, which requires BHP to pay to the State Revenue Office any unclaimed dividend payments of A$20 or more that have remained unclaimed for over 12 months.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 239

Voting rights

For the purposes of determining which shareholders are entitled to attend or vote at a meeting of BHP Group Limited and how many votes such shareholder may cast, the Notice of Meeting specifies when a shareholder must be entered on the Register of Shareholders in order to have the right to attend or vote at the meeting. The specified time must be not more than 48 hours before the time of the meeting.

Shareholders who wish to appoint a proxy to attend, vote or speak at a meeting of BHP Group Limited on their behalf must deposit the form appointing a proxy so that it is received not less than 48 hours before the time of the meeting.

Rights to share in profits

The rights attached to shares of BHP Group Limited, as regards the participation in the profits available for distribution that the Board determines to distribute, are as follows:

- The holders of any preference shares will be entitled, in priority to any payment of dividend to the holders of any other class of shares, to a preferred right to participate as regards dividends up to but not beyond a specified amount in distribution.
- Any surplus remaining after payment of the distributions above will be payable to the holders of ordinary shares in equal amounts per share.

Rights on return of assets on liquidation

On a return of assets on liquidation of BHP Group Limited, the assets of BHP Group Limited remaining available for distribution among shareholders after the payment of all prior ranking amounts owed to all creditors and holders of preference shares, and to all prior ranking statutory entitlements, are to be applied on an equal priority with any amount paid to the holders of BHP Group Limited ordinary shares. Any surplus remaining is to be applied in making payments solely to the holders of BHP Group Limited ordinary shares in accordance with their entitlements.

Redemption of preference shares

If BHP Group Limited at any time proposes to create and issue any preference shares, the terms of the preference shares may give either or both of BHP Group Limited and the holder the right to redeem the preference shares.

The preference shares' terms may also give the holder the right to convert the preference shares into ordinary shares.

Under the Constitution, the preference shares must give the holders:

- the right (on redemption and on a winding-up) to payment in cash in priority to any other class of shares of (i) the amount paid or agreed to be considered as paid on each of the preference shares; and (ii) the amount, if any, equal to the aggregate of any dividends accrued but unpaid and of any arrears of dividends
- the right, in priority to any payment of dividend on any other class of shares, to the preferential dividend

Capital calls

Subject to the terms on which any shares may have been issued, the Board may make calls on the shareholders in respect of all monies unpaid on their shares. BHP Group Limited has a lien on every partly paid share for all amounts payable in respect of that share. Each shareholder is liable to pay the amount of each call in the manner, at the time and at the place specified by the Board (subject to receiving at least 14 days' notice specifying the time and place for payment). A call is considered to have been made at the time when the resolution of the Board authorising the call was passed.

Borrowing powers

Subject to relevant law, the Directors may exercise all powers of BHP to borrow money and to mortgage or charge its undertaking, property, assets (both present and future) and all uncalled capital or any part or parts thereof, and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of BHP or of any third party.

Variation of class rights

Rights attached to any class of shares issued by BHP Group Limited can only be varied where such variation is approved by:

- the company as a special resolution, and
- the holders of the issued shares of the affected class, either by a special resolution passed at a separate meeting of the holders of the issued shares of the class affected, or with the written consent of members with at least 75 per cent of the votes of that class

Annual General Meetings

The Annual General Meeting (AGM) provides a forum to facilitate the sharing of shareholder views and is an important event in the BHP calendar. The meeting provides an update for shareholders on our performance and offers an opportunity for shareholders to ask questions and vote. To vote at an AGM, a shareholder must be a registered holder of BHP Group Limited shares at a designated time before the relevant AGM.

Key members of management, including the Chief Executive Officer (CEO) and Chief Financial Officer, are present and available to answer questions. The External Auditor will also be available to answer questions.

Proceedings at AGMs are webcast live from our website. Copies of the speeches delivered by the Chair and CEO to the AGM are released to the relevant stock exchanges and posted on our website. The outcome of voting on the items of business are released to the relevant stock exchanges and posted on our website as soon as they are available following completion of the AGM and finalisation of the polls.

More information on our AGMs is available at bhp.com/meetings

Conditions governing general meetings

The Board may, and must on requisition in accordance with applicable laws, call a general meeting of the shareholders at the time and place or places and in the manner determined by the Board. No shareholder may convene a general meeting of BHP Group Limited except where entitled under law to do so. Any Director may convene a general meeting whenever the Director thinks fit. General meetings can also be adjourned, cancelled or postponed where permitted by law or the Constitution. Notice of a general meeting must be given to each shareholder entitled to vote at the meeting and such notice of meeting may be given in the form and manner in which the Board thinks fit subject to any applicable law. Five shareholders of the company present in person or by proxy constitute a quorum for a general meeting. A shareholder who is entitled to attend and cast a vote at a general meeting of BHP Group Limited may appoint a person as a proxy to attend and vote for the shareholder in accordance with applicable law. All provisions of the Constitution relating to general meetings apply with any necessary modifications to any special meeting of any class of shareholders that may be held.

Limitations of rights to own securities

There are no limitations under the Constitution restricting the right to own BHP shares or other securities. The Australian Foreign Acquisitions and Takeovers Act 1975 imposes a number of conditions that restrict foreign ownership of Australian-based companies.

For information on share control limits imposed by relevant laws refer to **Additional information 9.8**

Documents on display

Documents filed by BHP Group Limited on the Australian Securities Exchange (ASX) are available at asx.com.au and documents filed on the London Stock Exchange (LSE) are available at data.fca.org.uk/#/nsm/nationalstoragemechanism. Documents filed on the ASX or on the LSE are not incorporated by reference into this Annual Report. The documents referred to in this Annual Report as being available on our website, bhp.com, are not incorporated by reference and do not form part of this Annual Report.

BHP Group Limited files Annual Reports and other reports and information with the US Securities and Exchange Commission (SEC). These filings are available on the SEC website at sec.gov

240 BHP Annual Report 2024

9 Shareholder information continued

9.5 Share ownership

Share capital

The details of the share capital for BHP Group Limited are presented in Financial Statements note 17 'Share capital' and remain current as at 16 July 2024.

Substantial shareholders in BHP Group Limited

BHP Group Limited is not directly or indirectly controlled by another corporation or by any government. No shareholder possesses voting rights that differ from those attaching to all of BHP Group Limited's voting securities.

The following table shows holdings of 5 per cent or more of voting rights in BHP Group Limited's shares as notified to BHP Group Limited under the Australian Corporations Act 2001 (Cth), Section 671B as at 16 July 2024.

		Date of last notice			
Title of class	**Identity of person or group**	**Date received**	**Date of change**	**Number owned**	**% of total voting rights**[1]
Ordinary shares	BlackRock Group[2]	03 February 2022	31 January 2022	347,008,470	6.85%
Ordinary shares	Citigroup Global Markets Australia Pty Limited	26 April 2022	21 April 2022	318,921,856.17	6.2999%
Ordinary shares	State Street Corporation	15 May 2024	13 May 2024	310,604,627	6.12%
Ordinary shares	The Vanguard Group Inc.	13 September 2022	07 September 2022	253,318,530	5.001%

1. The percentages quoted are based on the voting rights provided in the last substantial shareholders' notice.
2. In addition, on 3 February 2022, BlackRock Group notified that, as of 31 January 2022, it owned 4,152,969 American Depositary Receipts, with a voting power of 0.08 per cent. Each American Depositary Receipt represents two fully paid ordinary shares in BHP Group Limited.

Twenty largest shareholders as at 16 July 2024 (as named on the Register of Shareholders)[1]

BHP Group Limited	**Number of fully paid shares**	**% of issued capital**
1. HSBC Custody Nominees (Australia) Limited[2]	1,385,528,644	27.32
2. J P Morgan Nominees Australia Pty Limited	909,805,343	17.94
3. Citicorp Nominees Pty Ltd	379,203,501	7.48
4. Citicorp Nominees Pty Limited <Citibank NY ADR DEP A/C>	289,613,351	5.71
5. Computershare Clearing Pty Ltd <CCNL DI A/C>[3]	230,277,141	4.54
6. South Africa Control A/C\C[4]	186,947,112	3.69
7. BNP Paribas Nominees Pty Ltd <Agency Lending A/C>	104,509,093	2.06
8. National Nominees Limited	75,964,078	1.50
9. BNP Paribas Noms Pty Ltd	68,456,596	1.35
10. Citicorp Nominees Pty Limited <Colonial First State Inv A/C>	45,222,045	0.89
11. HSBC Custody Nominees (Australia) Limited <Nt-Comnwlth Super Corp A/C>	36,674,802	0.72
12. BNP Paribas Nominees Pty Ltd <Clearstream>	24,925,705	0.49
13. Computershare Nominees CI Ltd <ASX Shareplus Control A/C>	22,796,591	0.45
14. BNP Paribas Nominees Pty Ltd <HUB24 Custodial Serv Ltd>	18,864,475	0.37
15. Netwealth Investments Limited <Wrap Services A/C>	15,707,723	0.31
16. Australian Foundation Investment Company Limited	13,413,159	0.26
17. HSBC Custody Nominees (Australia) Limited	12,593,578	0.25
18. Argo Investments Limited	9,990,464	0.20
19. BNP Paribas Noms (NZ) Ltd	5,759,220	0.11
20. HSBC Custody Nominees (Australia) Limited <Euroclear Bank SA NV A/C>	5,574,343	0.11
	3,841,826,964	75.75

1. Many of the 20 largest shareholders shown for BHP Group Limited hold shares as a nominee or custodian. In accordance with the reporting requirements, the tables reflect the legal ownership of shares and not the details of the underlying beneficial holders.
2. HSBC Custody Nominees (Australia) Limited is listed twice in the above table as they are registered separately under the same name on the share register.
3. Computershare Clearing Pty Ltd <CCNL DI A/C> represents the Depositary Interest Register (UK).
4. South Africa Control A/C\C represents the South African branch register.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 241

US share ownership as at 16 July 2024

	BHP Group Limited			
Classification of holder	**Number of shareholders**	**%**	**Number of fully paid shares**	**% of issued capital**
Registered holders of voting securities	1,737	0.28	4,354,308	0.09
ADR holders	1,851	0.30	289,590,736[1]	5.71

1. The number of shares corresponds to 144,795,368 ADRs.

Distribution of shareholdings by size as at 16 July 2024

	BHP Group Limited			
Size of holding	**Number of shareholders**	**%**	**Number of shares[1]**	**%**
1–500[2]	299,724	48.57	58,313,947	1.15
501–1,000	107,646	17.44	82,278,812	1.62
1,001–5,000	165,585	26.83	372,175,995	7.34
5,001–10,000	26,637	4.32	187,925,361	3.71
10,001–25,000	13,366	2.17	200,493,124	3.95
25,001–50,000	2,787	0.45	95,487,981	1.88
50,001–100,000	912	0.15	62,785,184	1.24
100,001–250,000	312	0.05	44,593,549	0.88
250,001–500,000	73	0.01	23,970,370	0.47
500,001– and over	73	0.01	3,943,506,494	77.76
Total	617,115	100	5,071,530,817	100

1. One ordinary share entitles the holder to one vote.
2. The number of BHP Group Limited shareholders holding less than a marketable parcel (A$500) based on the market price of A$43.08 as at 16 July 2024 was 7,576.

9.6 Dividends

Policy

The Group adopted a dividend policy in February 2016 that provides for a minimum 50 per cent payout of Underlying attributable profit (Continuing operations) at every reporting period.

For information on Underlying attributable profit (Continuing operations) for FY2024 refer to **OFR 4.2** and **OFR 10**

The Board will assess, at each reporting period, the ability to pay amounts additional to the minimum payment, in accordance with the Capital Allocation Framework, as described in OFR 2.

In FY2024, we determined our dividends and other distributions in US dollars as it is our main functional currency.

Payments

BHP Group Limited shareholders may have their cash dividends paid directly into their bank account in Australian dollars, UK pounds sterling, New Zealand dollars, South African rand or US dollars, provided they have submitted direct credit details and if required, a valid currency election nominating a financial institution to the BHP Share Registrar no later than close of business on the dividend reinvestment plan election date. BHP Group Limited shareholders who do not provide their direct credit details will receive dividend payments by way of a cheque in Australian dollars. BHP Group Limited shareholders who reside in New Zealand must provide valid direct credit details to receive their dividend payment.

Dividend reinvestment plan

BHP offers a dividend reinvestment plan to registered shareholders, which provides shareholders the opportunity to reinvest dividends to purchase additional BHP shares in the market, rather than receiving dividends in cash. Participation in the plan is entirely optional and is subject to the terms and conditions of the plan, which can be found at bhp.com/DRP.

242 BHP Annual Report 2024

9 Shareholder information continued

9.7 American Depositary Receipts fees and charges

We have an American Depositary Receipts (ADR) program for BHP Group Limited which has a 2:1 ordinary shares to American Depositary Share (ADS) ratio.

Depositary fees

Citibank serves as the depositary bank for our ADR program. ADR holders agree to the terms in the deposit agreement filed with the SEC for depositing ordinary shares or surrendering ADSs for cancellation and for certain services as provided by Citibank. Holders are required to pay certain fees for general depositary services provided by Citibank, as set out in the tables below.

Standard depositary fees

Depositary service	Fee payable by the ADR holders
Issuance of ADSs upon deposit of shares	Up to US$5.00 per 100 ADSs (or fraction thereof) issued
Delivery of Deposited Securities against surrender of ADSs	Up to US$5.00 per 100 ADSs (or fraction thereof) surrendered
Distribution of Cash Dividends	Up to US$1.50 per 100 ADSs (or fraction thereof) held

Corporate actions depositary fees

Depositary service	Fee payable by the ADR holders
Cash Distributions other than Cash Dividends (i.e. sale of rights, other entitlements, return of capital)	Up to US$2.00 per 100 ADSs (or fraction thereof) held
Distribution of ADSs pursuant to exercise of rights to purchase additional ADSs. Excludes stock dividends and stock splits	Up to US$5.00 per 100 ADSs (or fraction thereof) held
Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares)	Up to US$5.00 per 100 ADSs (or fraction thereof) held
Distribution of ADSs pursuant to an ADR ratio change in which shares are distributed	No fee

Fees payable by the Depositary to the Issuer

Citibank has provided a BHP net reimbursement of US$2,512,358.75 in FY2024 for ADR program-related expenses for BHP's ADR program. ADR program-related expenses include legal and accounting fees, listing fees, expenses related to investor relations in the United States, fees payable to service providers for the distribution of material to ADR holders, expenses of Citibank as administrator of the ADS Direct Plan and expenses to remain in compliance with applicable laws.

Citibank has further agreed to waive other ADR program-related expenses for FY2024, amounting to US$5,812.12, which are associated with the administration of the ADR program.

The ADSs issued under our ADR program trade on the NYSE under the stock ticker BHP. As of 16 July 2024, there were 144,795,368 ADSs on issue and outstanding in the BHP Group Limited ADR program.

Charges

Holders are also required to pay the following charges in connection with depositing of ordinary shares and surrendering ADSs for cancellation and for the purpose of withdrawing deposited securities: taxes and other governmental charges, registration fees, transmission and delivery expenses, expenses and charges incurred by the depositary in the conversion of foreign currency, fees and expenses of the depositary in connection with compliance with exchange control regulations and other regulatory requirements and fees and expenses incurred by the depositary or other nominee in connection with servicing or delivery of deposit securities.

9.8 Supplemental cybersecurity disclosures for US reporting

Our approach to managing material risks from cyber threats is integrated into our overall risk management processes. Cybersecurity risks are addressed by BHP's Risk Framework, a system of control for identifying and managing risks, implemented by the CEO.

For information on our Risk Framework refer to **OFR 8**

We employ a number of measures designed to protect against, detect and respond to cyber threats, events or attacks, including BHP's mandatory minimum performance requirements for technology and cybersecurity, cybersecurity performance requirements for suppliers and cybersecurity resilience programs. In addition, cybersecurity standards, cybersecurity risk and control guidance, security awareness programs and training to build capability, security assessments and continuous monitoring, restricted physical access to hardware and crisis management plans are also in place to manage cybersecurity.

We utilise dedicated internal and external cybersecurity personnel to focus on assessing, detecting, identifying, managing, preventing and responding to cyber threats, events and attacks. We have a dedicated cybersecurity team, which has been in place since 2016 and has 24/7 monitoring and response capability that leverages core in-house capability and external service providers. Our assets, functions and projects are responsible for managing localised or project-specific exposure to technology and cyber risks, including risks associated with business-critical technology systems, with guidance provided by our cybersecurity team. Enterprise-level risks that are specific to technology, such as those that pose a greater threat to our wider business and strategic opportunities, are managed by our global Technology team and other relevant stakeholders.

We regularly evaluate and assess the threat landscape and our security controls, including through audits and assessments, regular network and endpoint monitoring, vulnerability testing, penetration testing and tabletop exercises that include members of BHP's management team. To assess the design and effectiveness of our cybersecurity controls, we engage with assessors, consultants, auditors or other third parties, including through independent third-party reviews of our information technology security program conducted on a periodic basis. We have processes in place to consider and remediate any findings from these reviews and assessments as required. We also have processes to oversee and identify material cybersecurity risks associated with our use of third-party service providers, including performing diligence on certain third parties that have access to our systems, data or facilities that store such systems or data and we continually monitor cybersecurity risks identified through such diligence. We also utilise contractual clauses to manage cybersecurity risks, including by requiring certain agreements to be subject to periodic cybersecurity audits.

We have experienced targeted and non-targeted cybersecurity threats in the past; however, no prior cybersecurity incident has materially affected our business strategy, results of operations or financial condition.

For information on our risk factors refer to **OFR 8.1**

Governance

The Board, supported by the Risk and Audit Committee (RAC), is responsible for oversight of emerging and principal risks facing the Group. The Board and the RAC receive updates on the Group's cybersecurity position, and the Group has policies in place through the Group's disclosure process that are designed to escalate material incidents.

For information on other Board Committee activities that support risk governance at BHP refer to the above '**Risk governance**' disclosures and **Corporate Governance Statement 5**

The CEO is responsible for the effectiveness of BHP's Risk Framework with oversight from the Board. Primary responsibility for Technology and Systems Group Risk (which includes the cybersecurity risks), rests with the Chief Technical Officer under authority delegated by the CEO.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 243

The Chief Technical Officer is accountable for and establishes the risk appetite for Technology and Systems, while the Vice President (VP) Technology Secure & Architecture is responsible for overseeing the performance of cybersecurity risks in the Technology and Systems Group Risk category within that risk appetite, and provides reports concerning these matters to the Chief Technical Officer.

Our VP Technology Secure & Architecture oversees the prevention, detection, mitigation and remediation of cybersecurity incidents through their management of, and participation in, our cybersecurity risk management and cybersecurity strategy processes described above.

Our VP Technology Secure & Architecture leads the BHP cybersecurity team involved in monitoring and managing our cyber security threat risk and assurance process. That team includes personnel with significant information technology experience. During FY2024, two individuals held the role of VP Technology Secure & Architecture, each of whom has more than 25 years of experience in the information technology and information security field, including serving as chief information security officer (CISO) and deputy CISO at other large companies. Our current VP Technology Secure & Architecture holds a number of qualified technical expert certifications, including Certified Information Systems Security Professional (CISSP) since 2001 and various cybersecurity-related technical certifications, in addition to Master in Information Technology (specialising in Information Security) and Master in Business Administration degrees, and is active in various cybersecurity industry collaboration groups internationally.

9.9 Government regulations

Our business is subject to a broad range of laws and regulations imposed by governments and regulatory bodies. These laws and regulations touch all aspects of our business, including how we extract, process and explore for minerals and how we conduct our operations, including laws and regulations governing matters such as environmental protection, land rehabilitation, occupational health and safety, human rights, cultural heritage, the rights and interests of Indigenous peoples, competition, foreign investment, export, marketing of minerals, and taxes.

The ability to extract and process minerals is fundamental to BHP. In most jurisdictions, the rights to extract mineral deposits are owned by the government. We obtain the right to access the land and extract the product by entering into licences or leases with the government that owns the mineral deposit. We also rely on governments to grant the rights necessary to transport and treat the extracted material to prepare it for sale. The terms of the lease or licence, including the time period of the lease or licence, vary depending on the laws and regulations of the relevant jurisdiction or terms negotiated with the relevant government.

Generally, we own the product we extract and we are required to pay royalties or other taxes to the government. In Australia and Chile, recent reforms to mining royalties laws have been adopted. For example, from 1 July 2022, a progressive system of coal royalties in the State of Queensland was adopted, resulting in higher royalty rates as the price of coal passes certain monetary thresholds. In May 2024, the Queensland Government introduced new legislation to Parliament which, if passed, would prevent future governments from reversing these higher royalty rates without parliamentary approval. Similarly, in September 2023, the State of New South Wales introduced a new coal royalty scheme, replacing the emergency domestic coal cap and reservation measures. This increase took effect on 1 July 2024, increasing the royalty rate payable for different methods of extraction by 2.6 percentage points. In May 2023, the Chilean Congress approved a mining royalty bill to establish a new regulatory tax framework for copper mining activities, which, in general terms, established that mining operators are subject to an ad-valorem component plus a margin component, with a maximum tax rate of 46.5 per cent. The new Chilean mining royalties took effect from 1 January 2024, subject to existing tax stability agreements. In most instances, the rights to explore for minerals are granted to us by the government that owns the natural resources we wish to explore. Usually, the right to explore carries with it the obligation to spend a defined amount of money on the exploration, or to undertake particular exploration activities.

Environmental protection, mine closure, land rehabilitation, cultural heritage and occupational health and safety are principally regulated by governments and to a lesser degree, if applicable, by conditions under leases or licences. These obligations often require us to make substantial expenditures to minimise or remediate the environmental impact of our assets and to ensure the safety of our employees, contractors and the communities where we operate.

In many of the jurisdictions where we or our suppliers or customers operate, legislation and regulations are increasingly being enacted in response to the potential impacts of climate change and to implement international environmental commitments. For example, as a result of the Paris Agreement a number of governments, including Australia, Chile, Canada and the United States, have submitted Nationally Determined Contributions to reduce national greenhouse gas emissions (GHG). Further, the governments in a number of regions where we or our suppliers or customers operate have advanced targets and goals to reduce GHGs. In Australia, the National Greenhouse and Energy Reporting Act 2007 (Cth) imposes requirements for corporations meeting a certain threshold to register and report company information about GHGs and energy production and consumption as part of a single, national reporting scheme and establishes the Safeguard Mechanism to keep certain GHG emissions at or below legislated limits, known as baselines, for Australia's largest industrial facilities. On 1 July 2023, amendments to the Safeguard Mechanism commenced operation, which require facility baselines for Scope 1 GHG emissions at Australia's largest industrial facilities to be decreased in accordance with a set decline rate, with a view to achieving consistent and gradual emission reductions on a trajectory consistent with achieving Australia's GHG emission reduction targets of 43 per cent below 2005 levels by 2030 and net zero by 2050. Facilities that exceed their progressively declining legislated baselines may apply credits to meet the compliance obligations.

Regulations setting emissions standards for fuels used to power vehicles and equipment at our assets and the modes of transport used in our supply chains can also have a substantial impact, both directly and indirectly, on the markets for these products, with flow-on impacts on our costs.

A number of governments and regulators in relevant jurisdictions for BHP have proposed or foreshadowed disclosure rules that would require enhanced climate-related and broader sustainability-related disclosures. For example, in Australia, the Federal Government has proposed legislation that would implement a new mandatory climate-related financial disclosure regime and associated auditing and assurance requirements, intended to be phased in from 1 January 2025. There is also growing focus on mandatory corporate due diligence and reporting for climate- and broader sustainability-related issues in the value chain. For example, the new European Union (EU) Corporate Sustainability Due Diligence Directive requires in-scope companies to conduct human rights and environmental due diligence on the company's own operations and their business partners' chain of activities (largely upstream). While it is not yet possible to reasonably estimate the exact nature, extent, timing and cost or other impacts of any future climate-related or broader sustainability-related regulatory programs or future legislative action that may be enacted, we anticipate we will be required to dedicate more resources to address legislative or regulatory changes.

In Australia, national environmental law is currently undergoing review with the potential for significant reform, including an emphasis on addressing environmental decline and achieving nature-positive outcomes, although timing, scope and outcome remain uncertain. Aspects of heritage protection laws in Australia have also been reviewed. For example, in November 2023, the Western Australian parliament repealed the Aboriginal Cultural Heritage Act 2021 (WA) and reverted to the previous Aboriginal Cultural Heritage Act 1972 (WA) (with limited amendments).

Our business is also subject to a number of regulations and legal developments relating to employee relations.

From time to time, certain trade sanctions are adopted by the United Nations (UN) Security Council and/or various governments, including in the United Kingdom, the United States, the European Union (EU), China and Australia against certain countries, entities or individuals, that may restrict our ability to sell extracted minerals or other products to and/or our ability to purchase goods or services from, these countries, entities or individuals.

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9 Shareholder information continued

Shareholding limits

Under current Australian legislation, the payment of any dividends, interest or other payments by BHP Group Limited to non-resident holders of BHP Group Limited's shares is not restricted by exchange controls or other limitations, except that in certain circumstances, BHP Group Limited may be required to withhold Australian taxes.

From time to time, certain sanctions are adopted by the UN Security Council and/or various governments, including in the United Kingdom, the United States, the EU and Australia. Those sanctions prohibit, or in some cases impose, certain approval and reporting requirements on transactions involving sanctioned countries, entities and individuals and/or assets controlled or owned by them. Certain transfers into or out of Australia of amounts greater than A$10,000 in any currency may also be subject to reporting requirements.

The Australian Foreign Acquisitions and Takeovers Act 1975 (the FATA) restricts certain acquisitions of interests in securities in Australian companies, including BHP Group Limited. Generally, under the FATA, the prior approval of the Australian Treasurer must be obtained for proposals by a foreign person (either alone or together with its associates) to acquire 20 per cent or more of the voting power or issued securities in an Australian company. Lower approval thresholds apply in certain circumstances, including for acquisitions of interests in entities that operate a 'national security business', and acquisitions of interests by foreign government investors of voting power or issued securities in an Australian company.

The FATA also empowers the Treasurer to make certain orders prohibiting acquisitions by foreign persons in Australian companies, including BHP Group Limited (and requiring divestiture if the acquisition has occurred) where the Treasurer considers the acquisition to be contrary to national security or the national interest.

Except for the restrictions under the FATA, there are no limitations, either under Australian law or under the Constitution of BHP Group Limited, on the right of non-residents to hold or vote BHP Group Limited ordinary shares.

Post-unification requirements under FATA

The Treasurer gave approval under the FATA for the actions taken as part of implementation of the unification of BHP's DLC structure on the conditions set out below:

- BHP Group Limited remains an Australian resident company, incorporated under the Corporations Act, that is listed on the ASX under the name 'BHP Group Limited' and trades under that name.
- BHP Group Limited remains the ultimate holding company of and continues to ultimately manage and control the companies conducting the businesses that are presently conducted by the subsidiaries of BHP Group Limited, including the Minerals and Services businesses, for so long as those businesses form part of the BHP Group.
- The headquarters of BHP Group Limited (including the BHP Group's corporate head offices) are in Australia.
- The Chief Executive Officer of BHP Group Limited has their principal office in Australia.
- The centre of administrative and practical management of BHP Group Limited is in Australia and BHP Group Limited's corporate head office activities, of the kind presently carried on in Australia, continue to be managed in Australia.
- The headquarters of BHP Group Limited is publicly acknowledged as being in Australia in significant public announcements and in all public documents.
- The Chief Executive Officer of BHP Group Limited has their principal place of residence in Australia.
- The majority of all regularly scheduled Board meetings of BHP Group Limited in any calendar year occurs in Australia.

Contents Overview Operating and Financial Review Governance Financial Statements Additional Information 245

10 Glossary

10.1 Mining-related terms

3D Three dimensional.

AIG The Australian Institute of Geoscientists.

APEGS Association of Professional Engineers and Geoscientists of Saskatchewan.

AusIMM The Australasian Institute of Mining and Metallurgy.

Beneficiation The process of physically separating ore from waste material prior to subsequent processing of the improved ore.

Bituminous Coal of intermediate rank with relatively high carbon content.

Block cave An area resulting from an underground mining method where the orebody is undermined to make it collapse under its own weight.

Brownfield The development or exploration located inside the area of influence of existing mine operations which can share infrastructure/management.

Coal Reserves Equivalent to Ore Reserves, but specifically concerning coal.

Coal Resources Equivalent to Mineral Resources, but specifically concerning coal.

Coking coal Used in the manufacture of coke, which is used in the steelmaking process by virtue of its carbonisation properties. Coking coal may also be referred to as steelmaking coal or metallurgical coal.

Competent Person A minerals industry professional who is a Member or Fellow of The Australasian Institute of Mining and Metallurgy, or of the Australian Institute of Geoscientists, or of a 'Recognised Professional Organisation' (RPO), as included in a list available on the JORC and ASX websites. These organisations have enforceable disciplinary processes, including the powers to suspend or expel a member. A Competent Person must have a minimum of five years' relevant experience in the style of mineralisation or type of deposit under consideration and in the activity that the person is undertaking (JORC Code, 2012 Edition).

Copper cathode Electrolytically refined copper that has been deposited on the cathode of an electrolytic bath of acidified copper sulphate solution. The refined copper may also be produced through leaching and electrowinning.

Cut-off grade A nominated grade above which an Ore Reserve or Mineral Resource is defined. For example, the lowest grade of mineralised material that qualifies as economic for estimating an Ore Reserve.

Electrowinning/electrowon An electrochemical process in which metal is recovered by dissolving a metal within an electrolyte and plating it onto an electrode.

Energy coal Used as a fuel source in electrical power generation, cement manufacture and various industrial applications. Energy coal may also be referred to as steaming or thermal coal.

FAusIMM Fellow of the Australasian Institute of Mining and Metallurgy.

FAusIMM-CP Fellow of the Australasian Institute of Mining and Metallurgy – Chartered Professional.

Flotation A method of selectively recovering minerals from finely ground ore using a froth created in water by specific reagents. In the flotation process, certain mineral particles are induced to float by becoming attached to bubbles of froth and the unwanted mineral particles sink.

Full SaL A processing technology that allows the extraction of copper using chlorine-assisted leaching predominantly for sulphidic material.

Grade or Quality Any physical or chemical measurement of the characteristics of the material of interest in samples or product.

Greenfield The development or exploration located outside the area of influence of existing mine operations/infrastructure.

Hypogene Sulphide Hypogene mineralisation is formed by fluids at high temperature and pressure derived from magmatic activity. Copper in Hypogene Sulphide is mainly provident from the copper bearing mineral chalcopyrite and higher metal recoveries are achieved via grinding/flotation concentration processes.

Indicated (Mineral) Resources That part of a Mineral Resource for which quantity, grade (or quality), densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit (JORC Code, 2012 Edition).

Inferred (Mineral) Resources That part of a Mineral Resource for which quantity and grade (or quality) are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade (or quality) continuity (JORC Code, 2012 Edition).

In situ Situated in the original place.

JORC The Australasian Joint Ore Reserves Committee.

JORC Code A set of minimum standards, recommendations and guidelines for public reporting in Australasia of Exploration Results, Mineral Resources and Ore Reserves. The guidelines are defined by JORC, which is sponsored by the Australian mining industry and its professional organisations.

Leaching The process by which a soluble metal can be economically recovered from minerals in ore by dissolution.

LOI (loss on ignition) A measure of the percentage of volatile matter (liquid or gas) contained within a mineral or rock. LOI is determined to calculate loss in mass when subjected to high temperatures.

MAIG Member of the Australian Institute of Geoscientists.

Marketable (Coal) Reserves Represents beneficiated or otherwise enhanced coal product where modifications due to mining, dilution and processing have been considered, must be publicly reported in conjunction with, but not instead of, reports of Coal Reserves. The basis of the predicted yield to achieve Marketable Coal Reserves must be stated (JORC Code, 2012).

MAusIMM Member of the Australasian Institute of Mining and Metallurgy.

MAusIMM-CP Member of the Australasian Institute of Mining and Metallurgy – Chartered Professional.

Measured (Mineral) Resources That part of a Mineral Resource for which quantity, grade (or quality), densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit (JORC Code, 2012 Edition).

Metallurgical coal A broader term than coking coal, which includes all coals used in steelmaking, such as coal used for the pulverised coal injection process. May also be referred to as steelmaking coal.

Mineral Resources A concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade (or quality) and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade (or quality), continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling (JORC Code, 2012 Edition).

Mineralisation Any single mineral or combination of minerals occurring in a mass, or deposit, of economic interest.

Mixed (ore type) Refer to Transitional Sulphide.

Modifying Factors Considerations used to convert Mineral Resources to Ore Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

Nickel intermediates Concentrate, matte, residue and mixed sulphides.

Nominated production rate The approved average production rate for the remainder of the life-of-asset plan or five-year plan production rate if significantly different to life-of-asset production rate.

Open-cut (OC) Surface working in which the working area is kept open to the sky.

Ore Reserves The economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified (JORC Code, 2012 Edition).

PEGBC Association of Professional Engineers and Geoscientists of the Province of British Columbia.

Probable (Ore) Reserves The economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Ore Reserve is lower than that applying to a Proved Ore Reserve. Consideration of the confidence level of the Modifying Factors is important in conversion of Mineral Resources to Ore Reserves. A Probable Ore Reserve has a lower level of confidence than a Proved Ore Reserve but is of sufficient quality to serve as the basis for a decision on the development of the deposit (JORC Code, 2012 Edition).

Proved (Ore) Reserves The economically mineable part of a Measured Mineral Resource. A Proved Ore Reserve implies a high degree of confidence in the Modifying Factors. A Proved Ore Reserve represents the highest confidence category of reserve estimate and implies a high degree of confidence in geological and grade continuity, and the consideration of the Modifying Factors. The style of mineralisation or other factors could mean that Proved Ore Reserves are not achievable in some deposits (JORC Code, 2012 Edition).

ROM (run of mine) Run of mine product mined in the course of regular mining activities. Tonnes include allowances for diluting materials and for losses that occur when the material is mined.

Slag A by-product of smelting after the desired metal has been extracted from its ore.

Smelting The process of extracting metal from its ore by heating and melting.

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Solvent extraction A method of separating one or more metals from a leach solution by treating with a solvent that will extract the required metal, leaving the others. The metal is recovered from the solvent by further treatment.

SP (stockpile) An accumulation of ore or mineral built up when demand slackens or when the treatment plant or beneficiation equipment is incomplete or temporarily unable to process the mine output; any heap of material formed to create a buffer for loading or other purposes or material dug and piled for future use.

Sub-level cave An area within an underground mine which uses the sub-level cave method. This is where an orebody is extracted from the upper horizons first and mining progresses downwards level by level.

Supergene Sulphide Supergene is a term used to describe near-surface processes and their products, formed at low temperature and pressure by the activity of meteoric or surface water. Copper in Supergene Sulphide is mainly provident from the copper bearing minerals chalcocite and covellite and is amenable to both grinding/flotation concentration and leaching processes.

Tailings Those portions of washed or milled ore that are too poor to be treated further or remain after the required metals and minerals have been extracted.

Total (Mineral) Resources The sum of Inferred, Indicated and Measured Mineral Resources.

Total (Ore) Reserves The sum of Proved and Probable Ore Reserves.

Transitional Sulphide This is a term used to describe the zone of mineralisation that is a gradation between Supergene Sulphide and Hypogene Sulphide resulting from the incomplete development of the former as it overprints the latter. This results in a more irregular distribution of the three main copper bearing minerals and is amenable to both grinding/flotation concentration and leaching processes.

Troy oz Troy ounce is a unit of measure of precious metals.

TSF Tailings storage facility/facilities.

Underground (UG) Below the surface mining activities.

Wet tonnes Production is usually quoted in terms of wet metric tonnes (wmt). To adjust from wmt to dry metric tonnes (dmt) a factor is applied based on moisture content.

Yield The percentage of material of interest that is extracted during mining and /or processing.

10.2 Terms used in reserves and resources

Ag	silver
Al_2O_3	alumina
Ash	inorganic material remaining after combustion
Au	gold
Cu	copper
CV	calorific value
Fe	iron
Insol.	insolubles
K_2O	potassium oxide
KCl	potassium chloride
LOI	loss on ignition
LPL	Lower Patience Lake (stratigraphic unit)
Met	metallurgical coal
MgO	magnesium oxide
Mo	molybdenum
Ni	nickel
$NiSO_4$	nickel sulphate
NSR	Net smelter return
P	phosphorous
Pc	phosphorous in concentrate
PCI	pulverised coal injection
S	sulphur
SCu	soluble copper
SiO_2	silica
Th	thermal coal
U_3O_8	uranium oxide
VM	volatile matter
Zn	zinc

10.3 Units of measure

%	percentage or per cent
Bt	billion tonnes
CO_2-e	carbon dioxide equivalent
dmt	dry metric tonne
GJ	gigajoule
g/t	grams per tonne
ha	hectare
kcal/kg	kilocalories per kilogram
kg/tonne or kg/t	kilograms per tonne
km	kilometre
ktoz	thousand troy ounces
kt	kilotonnes
ktpa	kilotonnes per annum
ktpd	kilotonnes per day
kV	kilovolt
kW	kilowatt
kWh	kilowatt hour
lb	pound
m	metre
m^3	cubic metre
ML	megalitre
Mt	million tonnes
$MtCO_2$-e	million tonnes of carbon dioxide equivalent
Mtpa	million tonnes per annum
MW	megawatt
oz	troy ounce
PJ	petajoule
ppm	parts per million
scf	standard cubic feet
t	Tonne
tCO_2-e	tonnes of carbon dioxide equivalent
t/h	tonnes per hour
tpa	tonnes per annum
tpd	tonnes per day
TW	terawatt
TWh	terawatt hour
wmt	wet metric tonnes

10.4 Other terms

2030 goals Our aspirational goals for FY2030 under the pillars of our 2030 social value scorecard: Decarbonisation; Healthy environment; Indigenous partnerships; Safe, inclusive and future-ready workforce, Thriving, empowered communities and Responsible supply chains.

AASB (Australian Accounting Standards Board) Accounting standards as issued by the Australian Accounting Standards Board.

Activity data (in relation to greenhouse gas (GHG) emissions data) A quantitative measure of a level of activity that results in GHG emissions. Activity data is multiplied by an energy and/or emissions factor to derive the energy consumption and GHG emissions associated with a process or an operation. Examples of activity data include kilowatt-hours of electricity used, quantity of fuel used, output of a process, hours equipment is operated, distance travelled and floor area of a building.

Adjusted/unadjusted (in respect to GHG emissions data) Adjusted means calculated to present the GHG emissions data for a time period (such as a baseline year or reporting year) as though relevant changes took effect from the start of that period even though they occurred during or not until after the end of the period. Unless expressly stated otherwise, relevant changes are all acquisitions, divestments and/or GHG emission calculation methodology changes. For example, when we adjust the FY2020 baseline year for our operational GHG emission target and goal to compare our adjusted FY2024 performance data against it:

- the FY2020 data is presented with Scopes 1 and 2 emissions for operated assets that have been acquired or divested by BHP added or removed (respectively), and applying methodology changes that took effect, between 1 July 2019 and 30 June 2024; and
- the FY2024 data is presented as though any acquisitions, divestments and/or methodology changes that occurred during the year took effect from the start of the year

This enables a 'like for like' comparison that provides the information most relevant to assessing progress against our GHG emissions targets and goals. Unadjusted means calculated to present the GHG emissions data for a reporting year so that any relevant changes that occurred during the year (including acquisitions, divestments and/or methodology changes) are applied only from the date they took effect.

Adjustments (in respect of our GHG emissions targets and goals) Calculations to present GHG emissions data on an adjusted basis.

ADR (American Depositary Receipt) An instrument evidencing American Depositary Shares or ADSs, which trades on a stock exchange in the United States.

ADS (American Depositary Share) A share issued under a deposit agreement that has been created to permit US-resident investors to hold shares in non-US companies and, if listed, trade them on the stock exchanges in the United States. ADSs are evidenced by American Depositary Receipts, or ADRs, which are the instruments that, if listed, trade on a stock exchange in the United States.

ASIC (Australian Securities and Investments Commission) The Australian Government agency that enforces laws relating to companies, securities, financial services and credit in order to protect consumers, investors and creditors.

Assets Assets are a set of one or more geographically proximate operations (including open-cut mines and underground mines). Assets include our operated and non-operated assets.

ASX (Australian Securities Exchange) ASX is a multi-asset class vertically integrated exchange group that functions as a market operator, clearing house and payments system facilitator. It oversees compliance with its listing and operating rules, promotes standards of corporate governance among Australia's listed companies and helps educate retail investors.

Australian Carbon Credit Units Australian Carbon Credit Units issued by the Australian Government through a regulatory framework established under the Carbon Credit (Carbon Farming Initiative) Act 2011.

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Baseline/baseline year (in relation to GHG emissions targets and goals) A year used as a basis to compare and measure performance of future years.

BHP BHP Group Limited and its subsidiaries.

BHP Group Limited BHP Group Limited.

BHP Group Limited share A fully paid ordinary share in the capital of BHP Group Limited.

BHP Group Limited shareholders The holders of BHP Group Limited shares.

BHP Group Plc BHP Group Plc (now known as BHP Group (UK) Ltd) and its subsidiaries.

BHP Group Plc share A fully paid ordinary share in the capital of BHP Group Plc (now known as BHP Group (UK) Ltd).

BHP Group Plc shareholders The holders of BHP Group Plc shares (prior to unification of the DLC structure).

BHP Group (UK) Ltd BHP Group (UK) Ltd (formerly known as BHP Group Plc) and its subsidiaries.

BHP Healthy environment goal roadmap Our Group-level framework for nature-positive plans to achieve the 2030 Healthy environment goal under our social value scorecard, which is intended to apply to our operated assets in Australia, Chile and Canada.

BHP shareholders In the context of BHP's financial results, BHP shareholders refers to the holders of shares in BHP Group Limited.

Biofuel A fuel, usually a liquid fuel, produced from renewable biological feedstock sources, such as plant material, vegetation or agricultural waste.

Biodiversity The variability among living organisms from all sources, including, inter alia, terrestrial, marine and other aquatic ecosystems and the ecological complexes of which they are part; this includes diversity within species, between species and of ecosystems. (Convention on Biological Diversity (1992) Article 2).

BMA The BHP Mitsubishi Alliance.

Board The Board of Directors of BHP.

BOS BHP Operating System.

CAF BHP's Capital Allocation Framework.

Carbon credit The reduction or removal of carbon dioxide, or the equivalent amount of a different GHG, using a process that measures, tracks and captures GHGs to compensate for an entity's GHG emissions emitted elsewhere. Credits may be generated through projects in which GHG emissions are avoided, reduced, removed from the atmosphere or permanently stored (sequestration). Carbon credits are generally created and independently verified in accordance with either a voluntary program or under a regulatory program. The purchaser of a carbon credit can 'retire' or 'surrender' it to claim the underlying reduction towards their own GHG emissions reduction targets or goals or to meet legal obligations, which is also referred to as carbon offsetting or offsetting. We define regulatory carbon credits to mean carbon credits used to offset GHG emissions for regulatory compliance in our operational locations (such as the Safeguard Mechanism in Australia). We define voluntary carbon credits to mean carbon credits generated through projects that reduce or remove GHG emissions outside the scope of regulatory compliance (including Australian Carbon Credit Units not used for regulatory compliance).

Carbon dioxide equivalent The universal unit of measurement to indicate the global warming potential (GWP) of each GHG, expressed in terms of the GWP of one unit of carbon dioxide. It is used to evaluate releasing (or avoiding releasing) different GHGs against a common basis.

Carbon neutral Making or resulting in no net release of GHG emissions into the atmosphere, including as a result of offsetting. Carbon neutral includes all those GHG emissions as defined for BHP reporting purposes.

CBWT (context-based water targets) Context-based water targets aim to address the water challenges shared by BHP and other stakeholders in the regions where we operate. These targets are based on what we heard from others and our own assessment of water-related risks and opportunities.

CMD Coal mine dust.

CEO Water Mandate The CEO Water Mandate is a UN Global Compact initiative that mobilises business leaders on water, sanitation and the Sustainable Development Goals. Companies that endorse the CEO Water Mandate commit to continuous progress against six core elements of their water stewardship practice and in so doing, better understand and manage their own water risks. The six core areas are: Direct Operations, Supply Chain & Watershed Management, Collective Action, Public Policy, Community Engagement and Transparency. BHP is an active signatory of the Mandate.

Commercial Our Commercial function seeks to maximise commercial and social value across our end-to-end supply chain. It provides effective and efficient service levels to our assets and customers through world-class insights and market intelligence, deep subject-matter expertise, simple processes and centralised standard activities. The function is organised around the core activities in our inbound and outbound value chains, supported by credit and market risk management, and strategy and planning activities.

Community concern Broadly classified as any communication to a BHP representative by a member of the community where an issue has not yet necessarily occurred but has the potential/likelihood to escalate into a formal complaint.

Community complaint A verbal or written notification made directly to a BHP representative by a member of the community relating to an alleged adverse impact on the community arising from BHP's activities and/or employee or contractor behaviour in part or in whole.

Company BHP Group Limited and its subsidiaries.

Continuing operations Assets/operations/entities that are owned and/or operated by BHP, excluding assets/operations/entities classified as Discontinued operations.

Convention of Biological Diversity The Convention on Biological Diversity (CBD) is the international legal instrument for 'the conservation of biological diversity, the sustainable use of its components and the fair and equitable sharing of the benefits arising out of the utilisation of genetic resources' that has been ratified by 196 nations.

CTAP 2024 BHP's second Climate Transition Action Plan, published on 27 August 2024.

Directions (Directions for Coal Mines) The New South Wales Government Coal Market Price Emergency Directions.

Discontinued operations Assets/operations/entities that have either been disposed of or are classified as held for sale in accordance with IFRS 5/AASB 5 Non-current Assets Held for Sale and Discontinued operations.

Dividend record date The date, determined by a company's board of directors, by when an investor must be recorded as an owner of shares in order to qualify for a forthcoming dividend.

DLC (Dual Listed Company) BHP's Dual Listed Company structure had two parent companies (BHP Group Limited and BHP Group Plc (now known as BHP Group (UK) Ltd)) operating as a single economic entity as a result of the DLC merger. The DLC structure was unified on 31 January 2022.

DLC merger The Dual Listed Company merger between BHP Group Limited and BHP Group Plc (now known as BHP Group (UK) Ltd) on 29 June 2001.

ECR (Economic Contribution Report) BHP's Economic Contribution Report for the year ended 30 June 2024.

Ecosystem A dynamic complex of plant, animal and microorganism communities and the non-living environment, interacting as a functional unit. (Convention on Biological Diversity (1992) Article 2; Intergovernmental Science-Policy Platform on Biodiversity and Ecosystem Services (2019) Global Assessment Report on Biodiversity and Ecosystem Services).

Ecosystem function The flow of energy and materials through the biotic and abiotic components of an ecosystem. This includes many processes such as biomass production, trophic transfer through plants and animals, nutrient cycling, water dynamics and heat transfer. (Intergovernmental Science-Policy Platform on Biodiversity and Ecosystem Services (2019) Global Assessment Report on Biodiversity and Ecosystem Services).

Ecosystem services The contributions of ecosystems to the benefits that are used in economic and other human activity. (United Nations et al. (2021) System of Environmental-Economic Accounting - Ecosystem Accounting).

ELT (Executive Leadership Team) The Executive Leadership Team directly reports to the Chief Executive Officer and is responsible for the day-to-day management of BHP and leading the delivery of our strategic objectives.

Emission factor A factor that converts activity data into GHG emissions data (e.g. kg CO_2-e emitted per GJ of fuel consumed, kg CO_2-e emitted per KWh of electricity used).

Energy (in relation to BHP) Energy means all forms of energy products where 'energy products' means combustible fuels, heat, renewable energy, electricity or any other form of energy from operations that are owned or controlled by BHP. The primary sources of energy consumption come from fuel consumed by haul trucks at our operated assets, as well as purchased electricity used at our operated assets.

Energy content factor The energy content of a fuel is an inherent chemical property that is a function of the number and types of chemical bonds in the fuel.

Entrained water Entrained water includes water incorporated into product and/or waste streams, such as tailings, that cannot be easily recovered.

Equity share approach (in relation to GHG emissions data) A consolidation approach whereby a company accounts for GHG emissions from operations according to its share of equity in the operation. The equity share reflects economic interest, which is the extent of rights a company has to the risks and rewards flowing from an operation. Also see the definition for Operational control approach.

ESG Environmental, Social and Governance.

Executive KMP (Key Management Personnel) Executive Key Management Personnel includes the Executive Director (our CEO), the Chief Financial Officer, President Australia, President Americas, and the Chief Operating Officer. It does not include the Non-executive Directors (on our Board).

Fatality Elimination Program (FEL) The Fatality Elimination Program involves all Assets developing control implementation plans. These plans identify the relevant controls required to address their respective operations fatality risks, including timeframes for when control implementation is possible. Progress against these plans is monitored monthly via the BHP FEL dashboard. The aim is to implement and sustain as many 'hard' controls as possible, whilst also recognising that to build a robust control framework it will rely on all elements of the hierarchy of control being available, including soft/administrative controls (i.e. human-dependent controls).

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Financial control approach (in relation to GHG emissions data) A consolidation approach whereby a company reports GHG emissions based on the accounting treatment in the company's consolidated financial statements, as follows:
- 100 per cent for operations accounted for as subsidiaries, regardless of the equity interest owned
- for operations accounted for as a joint operation, the company's interest in the operations

It does not report GHG emissions from operations that are accounted for using the equity method in the company's financial statements.

Fugitive methane emissions Methane emissions that are not physically controlled but result from the intentional or unintentional releases of methane from coal mining.

Functions Functions operate along global reporting lines to provide support to all areas of the organisation. Functions have specific accountabilities and deep expertise in areas such as finance, legal, governance, technology, human resources, corporate affairs, health, safety and community.

Future-facing commodity A commodity that BHP determines to be positively leveraged in the energy transition and broader global response to climate change, with potential for decades-long demand growth to support emerging megatrends like electrification and decarbonisation. Currently, the major commodities in the BHP portfolio that fall within this criterion include copper, nickel and potash.

GBF (Kunming-Montreal Global Biodiversity Framework) The Kunming-Montreal Global Biodiversity Framework is a set of targets and goals adopted by the 15th Conference of Parties (COP15) to the United Nations Convention on Biological Diversity (CBD) in December 2022 that aims to address the loss of biodiversity and restore natural ecosystems by 2030.

Gearing ratio The ratio of net debt to net debt plus net assets.

GHG (greenhouse gas) For BHP reporting purposes, these are the aggregate anthropogenic carbon dioxide equivalent emissions of carbon dioxide (CO_2), methane (CH4), nitrous oxide (N2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs) and sulphur hexafluoride (SF6). Nitrogen trifluoride (NF3) GHG emissions are currently not relevant for BHP reporting purposes. GHG emissions in this report are presented in tonnes CO_2-e or its multiples, unless otherwise stated.

GISTM Global Industry Standards on Tailings Management.

Global goal for nature The global goal for nature defines what is needed to halt and reverse today's current state of loss of nature. It is supported by a number of organisations that ask governments to adopt the goal at the international level, which each country, the private sector, communities and others can contribute to achieving.

Goal (for BHP with respect to GHG emissions) An ambition to seek an outcome for which there is no current pathway(s), but for which efforts are being or will be pursued towards addressing that challenge, subject to certain assumptions or conditions. Such efforts may include the resolution of existing potential or emerging pathways.

Goals of the Paris Agreement The central objective of the Paris Agreement is its long-term temperature goal to hold the global average temperature increase to well below 2°C above pre-industrial levels and pursue efforts to limit the temperature increase to 1.5°C above pre-industrial levels.

Green hydrogen Hydrogen produced using electrolysis powered by renewable energy, with no associated Scope 1 emissions or Scope 2 emissions.

Grievance An event or *community complaint* relating to an adverse impact/event that has escalated to the point where a third-party intervention or adjudication is required to resolve.

GRI (Global Reporting Initiative) The Global Reporting Initiative works with businesses and governments to understand and communicate their impact on critical sustainability issues.

Groundwater Water beneath the earth's surface, including beneath the seabed, which fills pores or cracks between porous media, such as soil, rock, coal and sand, often forming aquifers. Groundwater may be abstracted for use from bore fields or accessed via dewatering to access ore. For accounting purposes, water that is entrained in the ore can be considered as groundwater.

Group BHP Group Limited and its subsidiaries.

GWP (global warming potential) A factor describing the radiative forcing impact (degree of harm to the atmosphere) of one unit of a given GHG relative to one unit of CO_2. BHP currently uses GWP from the Intergovernmental Panel on Climate Change (IPCC) Assessment Report 5 (AR5) based on a 100-year timeframe.

HPI (high-potential injuries) High-potential injuries are recordable injuries and first aid cases where there was the potential for a fatality.

ICMM (International Council on Mining and Metals) The International Council on Mining and Metals is an international organisation dedicated to a safe, fair and sustainable mining and metals industry.

IFRS (International Financial Reporting Standards) Accounting standards as issued by the International Accounting Standards Board.

Indigenous Peoples Policy Statement Articulates BHP's approach to engaging with and supporting Indigenous peoples.

IPCC (Intergovernmental Panel on Climate Change) The Intergovernmental Panel on Climate Change is the United Nations body for assessing the science related to climate change.

IUCN (International Union for Conservation of Nature) The International Union for Conservation of Nature is an international organisation working in the field of nature conservation and sustainable use of natural resources.

KMP (Key Management Personnel) Key Management Personnel includes the roles which have the authority and responsibility for planning, directing and controlling the activities of BHP. These are Non-executive Directors, the CEO, the Chief Financial Officer, the President Australia, the President Americas.

KPI (key performance indicator) Used to measure the performance of the Group, individual businesses and executives in any one year.

Legacy assets Legacy assets refer to those BHP operated assets, or part thereof, located in the Americas that are in the closure phase.

LME (London Metal Exchange) A major futures exchange for the trading of industrial metals.

Location-based reporting (in relation to GHG emissions data) Scope 2 emissions based on average energy generation emission factors for defined geographic locations, including local, subnational, or national boundaries (i.e. grid factors). In the case of a direct line transfer, the location-based emissions are equivalent to the market-based emissions.

Lower GHG emission(s) (for shipping) Capable of between 5 per cent to 80 per cent lower GHG emissions intensity (gCO_2-e/joule) on a well-to-wake basis compared to conventional fossil fuels used in shipping.

Lower GHG emission(s) (other than shipping fuels) Capable of lower absolute GHG emissions or GHG emissions intensity than the current state or the conventional or incumbent technology, as applicable.

Low to zero GHG emission(s) (for shipping) Capable of between 81 per cent to 100 per cent lower GHG emissions intensity (gCO_2-e/joule) on a well-to-wake basis compared to conventional fossil fuels used in shipping.

Low to zero GHG emission(s) (for energy products other than shipping fuels) Capable of between 90 per cent to 100 per cent lower GHG emissions intensity during generation and/or combustion (as applicable) compared to conventional fossil fuel generation and/or combustion.

Market-based method/reporting (in relation to GHG emissions data) Scope 2 emissions based on the generators (and therefore the generation fuel mix from which the reporter contractually purchases electricity and/or is directly provided electricity via a direct line transfer).

MFL (Maximum Foreseeable Loss) The MFL is the estimated impact to BHP if a risk were to materialise in a worst-case scenario without regard to probability and assuming all controls are ineffective.

Nature The natural world, with an emphasis on the diversity of living organisms (including people) and their interactions among themselves and with their environment. (Adapted from Díaz, S et al. (2015) The IPBES Conceptual Framework – Connecting Nature and People).

Nature-positive A high-level goal and concept describing a future state of nature (e.g. biodiversity, ecosystem services and natural capital) which is greater than the current state. This definition comes from the Taskforce on Nature-related Financial Disclosures (TNFD) Framework – Beta release v0.1.

Near zero emissions (for steelmaking or ironmaking) 0.40 tonnes of CO_2-e per tonne of crude steel for 100 per cent ore-based production (no scrap), as defined by the International Energy Agency (IEA) and implemented in ResponsibleSteel International Standard V2.0 ('near zero' performance level 4 threshold). IEA (2022), Achieving Net Zero Heavy Industry Sectors in G7 Members, IEA, Paris, License: CC BY 4.0, which also describes the boundary for the emission intensity calculation (including in relation to upstream emissions).

Net zero (for a BHP GHG emissions target, goal or pathway, or similar) Net zero includes the use of carbon credits as governed by BHP's approach to carbon offsetting, available at bhp.com/climate.

Net zero (for industry sectors, the global economy, transition or future, or similar) Net zero refers to a state in which the GHGs (as defined in this Glossary) going into the atmosphere are balanced by removal out of the atmosphere.

NGER (National Greenhouse and Energy Reporting Scheme) The Australian National Greenhouse and Energy Reporting scheme is a single national framework for reporting and disseminating company information about GHG emissions, energy production, energy consumption and other information specified under the National Greenhouse and Energy Reporting Act 2007.

Nickel intermediates Concentrate, matte, residue and mixed sulphides.

Contents | Overview | Operating and Financial Review | Governance | Financial Statements | Additional Information | 249

NOJV (non-operated asset/non-operated joint venture) Non-operated assets/non-operated joint ventures are our interests in assets that are owned as a joint venture but not operated by BHP. References in this Annual Report to a 'joint venture' are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset.

NSWEC New South Wales Energy Coal.

Occupational illness An illness that occurs as a consequence of work-related activities or exposure. It includes acute or chronic illnesses or diseases, which may be caused by inhalation, absorption, ingestion or direct contact.

OELs (occupational exposure limits) An OEL is an upper limit on the acceptable concentration of a hazardous substance in workplace air for a particular material or class of materials. OELs may also be set for exposure to physical agents such as noise, vibration or radiation.

Offsetting (in relation to GHG emissions) The use of carbon credits. Refer to the definition of carbon credit.

OFR BHP's Operating and Financial Review for the year ended 30 June 2024.

Onshore US BHP's Petroleum asset (divested in the year ended 30 June 2019) in four US shale areas (Eagle Ford, Permian, Haynesville and Fayetteville), where we produced oil, condensate, gas and natural gas liquids.

Operated assets Operated assets are our assets (including those under exploration, projects in development or execution phases, sites and operations that are closed or in the closure phase) that are wholly owned and operated by BHP or that are owned as a BHP-operated joint venture. References in this Annual Report to a 'joint venture' are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset.

Operational control approach (in relation to GHG emissions data) A consolidation approach whereby a company accounts for 100 per cent of the GHG emissions over which it has operational control (a company is considered to have operational control over an operation if it or one of its subsidiaries has the full authority to introduce and implement its operating policies at the operation). It does not account for GHG emissions from operations in which it owns an interest but does not have operational control. Also see the definition for Equity share approach.

Operational GHG emissions Our operational GHG emissions are the Scope 1 emissions and Scope 2 emissions from our operated assets.

Operations Open-cut mines, underground mines and processing facilities, which in the case of BHP are within our operated assets.

Other (with respect to water consumption volumes) This includes water volumes used for purposes such as potable water consumption and amenity facilities at our operated assets.

Paris Agreement The Paris Agreement is an agreement between countries party to the United Nations Framework Convention on Climate Change to strengthen efforts to combat climate change and adapt to its effects, with enhanced support to assist developing countries to do so.

Petroleum (asset group) A group of oil and gas assets formerly operated by BHP before its merger with Woodside in June 2022. Petroleum's core production operations were located in the US Gulf of Mexico, Australia and Trinidad and Tobago. Petroleum produced crude oil and condensate, gas and natural gas liquids.

PPA (power purchasing agreement) An agreement between a vendor and purchaser for the sale of electricity, which may be wholly or partially renewable or other low to zero GHG emissions energy and either physically supplied directly to the purchaser or for supply from an electricity grid.

PPE (personal protective equipment) PPE means anything used or worn to minimise risk to a worker's health and safety, including air supplied respiratory equipment.

Physical climate-related risk Acute risks that are event-driven, including increased severity and frequency of extreme weather events and chronic risks resulting from longer-term changes in climate patterns.

Reference year (for a BHP GHG emissions target or goal) A year used to track progress towards GHG emissions targets and goals. It is not a baseline for GHG emissions targets and goals.

Residual mix The mix of energy generation resources and associated attributes such as GHG emissions in a defined geographic boundary left after contractual instruments have been claimed/retired/cancelled. The residual mix can provide an emission factor for companies without contractual instruments to use in a market-based method calculation. A residual mix is currently unavailable to account for voluntary purchases and this may result in double counting between electricity consumers.

Safeguard Mechanism A mechanism established in Australia under the National Greenhouse and Energy Reporting Act 2007 to keep certain GHG emissions at or below legislated limits, known as baselines, for Australia's largest industrial facilities. Reforms to the Safeguard Mechanism that applied from 1 July 2023 are intended to reduce Scope 1 emissions at Australia's largest industrial facilities on a trajectory consistent with achieving Australia's GHG emission reduction targets of 43 per cent below 2005 levels by 2030 and net zero by 2050. Facilities that exceed their progressively declining legislated baselines may apply Australian Carbon Credit Units to meet the compliance obligations.

SASB (Sustainability Accounting Standards Board) The Sustainability Accounting Standards Board is a non-profit organisation that develops standards focused on the financial impacts of sustainability.

Scope 1 emissions (GHG emissions) Scope 1 emissions are direct GHG emissions from operations that are owned or controlled by the reporting company. For BHP, these are primarily GHG emissions from fuel consumed by haul trucks at our operated assets, as well as fugitive methane emissions from coal production at our operated assets.

Scope 2 emissions (GHG emissions) Scope 2 emissions are indirect GHG emissions from the generation of purchased or acquired electricity, steam, heat or cooling that is consumed by operations that are owned or controlled by the reporting company. BHP's Scope 2 emissions have been calculated using the market-based method unless otherwise specified.

Scope 3 emissions (GHG emissions) Scope 3 are all other indirect GHG emissions (not included in Scope 2 emissions) that occur in the reporting company's value chain. For BHP, these are primarily emissions resulting from our customers using and processing the commodities we sell, as well as upstream emissions associated with the extraction, production and transportation of the goods, services, fuels and energy we purchase for use at our operations; emissions resulting from the transportation and distribution of our products; and operational emissions (on an equity basis) from our non-operated joint ventures.

SEC (United States Securities and Exchange Commission) The US regulatory commission that aims to protect investors, maintain fair, orderly and efficient markets and facilitate capital formation.

Senior manager An employee who has responsibility for planning, directing or controlling the activities of the entity or a strategically significant part of it. In the OFR, senior manager includes senior leaders and any persons who are directors of any subsidiary company even if they are not senior leaders.

Shareplus BHP's all-employee share purchase plan.

Social investment Social investment is our voluntary contribution towards projects or donations with the primary purpose of contributing to the resilience of the communities where we operate and the environment, aligned with our broader business priorities.

Social value Our positive contribution to society through the creation of mutual benefit for BHP, our shareholders, Indigenous partners and the broader community.

South32 During FY2015, BHP demerged a selection of our alumina, aluminium, coal, manganese, nickel, silver, lead and zinc assets into a new company – South32 Limited.

Steelmaking coal Metallurgical coal of a sufficient high quality (grade) that it is suitable for use in steelmaking. Refer to Additional information 10.1 for the definition of metallurgical coal and coking coal.

Surface water All water naturally open to the atmosphere, including rivers, lakes and creeks and external water dams but excluding water from oceans, seas and estuaries (e.g. precipitation and runoff, including snow and hail).

Sustainability (including sustainable and sustainably) We describe our approach to sustainability and its governance in this Report, including OFR 6. Our references to sustainability (including sustainable and sustainably) in this Report and our other disclosures do not mean we will not have any adverse impact on the economy, the environment or society, and do not imply we will necessarily give primacy to consideration of or achieve any absolute outcome in relation to any one economic, environmental or social issue (such as zero GHG emissions or other environmental effects).

Structural GHG emissions abatement Actions taken at a source of GHG emissions to avoid generating GHG emissions. For BHP, this includes contractual power purchase agreements.

Target (for BHP with respect to GHG emissions) An intended outcome in relation to which we have identified one or more pathways for delivery of that outcome, subject to certain assumptions or conditions.

TCFD (Task Force on Climate-Related Financial Disclosures) The task force created by the Financial Stability Board to improve and increase reporting of climate-related financial information, which has released recommendations designed to help companies provide better information to investors and others about how they think about and assess climate-related risks and opportunities.

Third-party water Water supplied by an entity external to the operational facility. Third-party water may contain water from three sources, surface water, groundwater and seawater.

Tier 1 asset An asset that we believe is large, long life and low cost.

TNFD (Taskforce on Nature-Related Financial Disclosures) The Taskforce on Nature-Related Financial Disclosures is a global, market-led initiative that aims to develop a risk management and disclosure framework for organisations to report and act on evolving nature-related dependencies, impacts, risks and opportunities.

250 BHP Annual Report 2024

10 Glossary continued

Transition risk (climate-related) Risks that arise from existing and emerging policy, regulatory, legal, technological, market and other societal responses to the challenges posed by climate change and the transition to a net zero global economy.

TRIF (total recordable injury frequency) The sum of (fatalities + lost-time cases + restricted work cases + medical treatment cases) x 1,000,000 ÷ actual hours worked. Stated in units of per million hours worked. BHP adopts the US Government Occupational Safety and Health Administration guidelines for the recording and reporting of occupational injury and illnesses. TRIF statistics exclude non-operated assets.

TSR (total shareholder return) Measures the return delivered to shareholders over a certain period through the movements in share price and dividends paid (which are assumed to be reinvested). It is the measure used to compare BHP's performance to that of other relevant companies under the Long-Term Incentive Plan.

Underlying attributable profit Profit/(loss) after taxation attributable to BHP shareholders excluding any exceptional items attributable to BHP shareholders as described in Financial Statements note 3 'Exceptional items'. For more information refer to OFR 10.

Underlying EBIT Earnings before net finance costs, taxation expense, Discontinued operations and any exceptional items. Underlying EBIT includes BHP's share of profit/(loss) from investments accounted for using the equity method including net finance costs and taxation expense/(benefit). For more information refer to OFR 10.

Underlying EBITDA Earnings before net finance costs, depreciation, amortisation and impairments, taxation expense, Discontinued operations and any exceptional items. Underlying EBITDA includes BHP's share of profit/(loss) from investments accounted for using the equity method including net finance costs, depreciation, amortisation and impairments and taxation expense/(benefit). For more information refer to OFR 10.

Unification The unification of BHP's corporate structure under BHP Group Limited as effected on 31 January 2022.

Unit costs One of the financial measures BHP uses to monitor the performance of individual assets. Unit costs are calculated as ratio of net costs of the assets to the equity share of sales tonnage. Net costs is defined as revenue less Underlying EBITDA and excluding freight, and other costs, depending on the nature of each asset. For information on the method of calculation of the unit costs refer to OFR 10.1.

United Nations SDGs (Sustainable Development Goals) The Sustainable Development Goals, also known as the Global Goals, were adopted by the United Nations in 2015 as a universal call to action to end poverty, protect the planet, and ensure that by 2030 all people enjoy peace and prosperity.

Value chain GHG emissions Scope 3 emissions in our reported GHG emissions inventory.

WAF (Water Accounting Framework) A common mining and metals industry approach to water accounting in Australia.

Water quality – Type 1 Water of high quality that would require minimal (if any) treatment to meet drinking water standards. This water is considered high quality/high grade in the ICMM 'Good Practice' Guide (2nd Edition) (2021).

Water quality – Type 2 Water of medium quality that would require moderate treatment to meet drinking water standards (it may have a high salinity threshold of no higher than 5,000 milligrams per litre total dissolved solids and other individual constituents). This water is considered high quality/high grade in the ICMM 'Good Practice' Guide (2nd Edition) (2021).

Water quality – Type 3 Water of low quality that would require significant treatment to meet drinking water standards. It may have individual constituents with high values of total dissolved solids, elevated levels of metals or extreme levels of pH. This type of water also includes seawater. This water is considered low quality/low grade in the ICMM 'Good Practice' Guide (2nd Edition) (2021).

Well-to-wake basis Inclusive of the GHG emissions across the entire process of fuel production, delivery and use onboard vessels.

WRSA (Water Resource Situational Analysis) A Water Resource Situational Analysis is a holistic assessment of the water situation where an operated asset operates. The process is designed to describe the water challenges that partners and stakeholders share and the opportunities for collective action to address those challenges. The WRSA is prepared by a credible third party and draws on publicly available information and direct partner and stakeholder input. Within a defined area that includes the water resources that BHP interacts with, each WRSA includes assessment of:

- the ongoing stability of the volume and quality of the water resources, taking into account interactions of all other parties and any related environmental, social or cultural values and climate change forecasts
- the state of water infrastructure, water access, sanitation and hygiene of local communities
- the environmental health of the water catchments that feed the water resources taking into account the extent of vegetation, runoff and any conservation of the area
- external water governance arrangements and their effectiveness

Corporate directory

BHP Registered Offices

BHP Group Limited

Australia
Level 18
171 Collins Street
Melbourne VIC 3000

Telephone Australia: 1300 55 47 57
Telephone International: +61 3 9609 3333
Facsimile: +61 3 9609 3015

Group Company Secretary
Stefanie Wilkinson

BHP Corporate Centres

United Kingdom
Nova South, 160 Victoria Street
London, SW1E 5LB, UK

Telephone: +44 20 7802 4000
Facsimile: +44 20 7802 4111

Chile
Cerro El Plomo 6000
Piso 15
Las Condes 7560623
Santiago

Telephone: +56 2 2579 5000
Facsimile: +56 2 2202 6328

Commercial Office

Singapore
10 Marina Boulevard, #18-01
Marina Bay Financial Centre, Tower 2
Singapore 018983

Telephone: +65 6421 6000
Facsimile: +65 6809 4000

Share Registrars and Transfer Offices

Australia
BHP Group Limited Registrar
Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street
Abbotsford VIC 3067
Postal address – GPO Box 2975
Melbourne VIC 3001

Telephone: 1300 656 780 (within Australia)
+61 3 9415 4020 (outside Australia)
Facsimile: +61 3 9473 2460

Email enquiries: investorcentre.com/bhp

United Kingdom
BHP Group Limited Depositary
Computershare Investor Services PLC
The Pavilions, Bridgwater Road
Bristol BS13 8AE

Postal address (for general enquiries)
The Pavilions, Bridgwater Road
Bristol BS99 6ZZ

Telephone: +44 344 472 7001
Facsimile: +44 370 703 6101

Email enquiries:
webcorres@computershare.co.uk

South Africa
BHP Group Limited Branch Register and Transfer Secretary
Computershare Investor Services (Pty) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank 2196
South Africa

Postal address – Private Bag X9000
Saxonwold
2132 South Africa

Telephone: +27 11 373 0033
Facsimile: +27 11 688 5217

Email enquiries:
web.queries@computershare.co.za

Holders of shares dematerialised into Strate should contact their CSDP or stockbroker.

New Zealand
Computershare Investor Services Limited
Level 2/159 Hurstmere Road
Takapuna Auckland 0622

Postal address – Private Bag 92119
Auckland 1142

Telephone: +64 9 488 8777

United States
Computershare Trust Company, N.A.
150 Royall Street
Canton MA 02021

Postal address – PO Box 43078
Providence RI 02940-3078

Telephone: +1 888 404 6340
(toll free within US)
Facsimile: +1 312 601 4331

ADR Depositary, Transfer Agent and Registrar
Citibank Shareholder Services
PO Box 43077
Providence RI 02940-3077

Telephone +1 781 575 4555 (outside of US)
+1 877 248 4237 (+1-877-CITIADR)
(toll free within US)

Email enquiries:
citibank@shareholders-online.com

Website: citi.com/dr

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Annual Report 2024



Economic Contribution Report 2024



Modern Slavery Statement 2024



Climate Transition Action Plan 2024

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: August 27, 2024	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary